Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-206545

Proxy Statement/Prospectus

JOINT PROXY STATEMENT/PROSPECTUS
FOR SPECIAL MEETINGS OF SHAREHOLDERS

TO THE SHAREHOLDERS OF FNBPA BANCORP, INC. AND JUNIATA VALLEY FINANCIAL CORP.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Shareholders:

On June 26, 2015, Juniata Valley Financial Corp., or Juniata, and FNBPA Bancorp, Inc., or FNBPA, entered into a merger agreement that provides for the merger of FNBPA with and into Juniata, with Juniata surviving. In connection with the merger, First National Bank of Port Allegany, the wholly owned subsidiary of FNBPA, will merge with and into Juniata’s wholly-owned subsidiary, The Juniata Valley Bank, or JVB, with JVB surviving.

Before FNBPA and Juniata can complete the merger, the shareholders of each of FNBPA and Juniata must adopt the merger agreement. FNBPA’s shareholders will vote to adopt the merger agreement, and on the other matters described below, at a special meeting of shareholders to be held on November 4, 2015. Juniata’s shareholders will vote to adopt the merger agreement, and on the other matters described below, at a special meeting of shareholders to be held on November 5, 2015.

If the merger is completed, FNBPA shareholders will receive, for each share of FNBPA common stock they own immediately prior to completion of the merger, either: (i) 2.7813 shares of Juniata common stock, which we refer to as the exchange ratio, or (ii) $50.34 in cash. FNBPA’s shareholders may elect to receive the cash consideration or the stock consideration for each share owned, subject to the limitation that at least 15%, but no more than 25%, of the outstanding FNBPA shares are converted into the cash consideration. If cash elections are made for less than 15% or more than 25% of the outstanding FNBPA shares, all stock elections (where the minimum cash of 15% is not met) or all cash elections (where the maximum cash of 25% is exceeded) will be proportionately converted into cash or stock elections, respectively, until the relevant limit is met. The merger has been structured to qualify as a tax-free reorganization. If the average price of Juniata’s common stock, measured over the 30 trading day period occurring shortly before the closing date of the merger, drops below $14.48 per share and also declines by twenty percent more than the decline in the Nasdaq Bank Stock Index between June 26, 2015 and the last trading date in the 30 day period, FNBPA’s board of directors may elect to terminate the merger agreement unless Juniata increases the aggregate consideration to at least $10.56 million.

Each of FNBPA’s and Juniata’s board of directors has determined that the combination of FNBPA and Juniata is advisable and in the best interests of their respective corporations based upon its analysis, investigation and deliberation. FNBPA’s board of directors unanimously recommends that FNBPA shareholders vote “FOR” the adoption of the merger agreement and “FOR” the approval of the other proposals described in this proxy statement/prospectus. Juniata’s board of directors unanimously recommends that Juniata shareholders vote “FOR” the adoption of the merger agreement and “FOR” the approval of the other proposals described in this proxy statement/prospectus.

Juniata is also proposing amendments to Section 11(D) of its Articles of Incorporation, for approval by its shareholders, as further explained in this document.

Juniata’s common stock is quoted on the OTC Pink Marketplace under the symbol “JUVF.” Juniata’s closing stock price on June 25, 2015, the date preceding public announcement of the merger, was $18.30. Juniata’s closing stock price as of September 11, 2015 was $18.50.

You should read this entire proxy statement/prospectus, including the annexes hereto and the documents incorporated by reference herein, carefully because it contains important information about the merger and the related transactions. In particular, you should read carefully the information under the section entitled “Risk Factors,” beginning on page 29.

The shares of Juniata common stock to be issued to FNBPA’s shareholders in the merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Neither FNBPA’s nor Juniata’s common stock is listed on any securities exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger described in this proxy statement/prospectus or the Juniata common stock to be issued in the merger, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is September 11, 2015, and it is first being mailed or otherwise delivered to shareholders of FNBPA and to shareholders of Juniata on or about September 18, 2015.

FNBPA BANCORP, INC.
64 Main Street
Port Allegany, Pennsylvania 16743

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, NOVEMBER 4, 2015

TO THE SHAREHOLDERS OF FNBPA BANCORP, INC.:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of FNBPA Bancorp, Inc. will be held at 1:00 p.m., local time, on November 4, 2015, at the Port Allegany VFW Post Home, 4743 Route 155 South, Port Allegany, Pennsylvania 16743, to consider and vote upon the following proposals:

1.	Adoption of the Agreement and Plan of Merger, dated June 26, 2015, by and between Juniata Valley Financial Corp. and FNBPA, which provides for, among other things, the merger of FNBPA with and into Juniata, with Juniata surviving, and the merger of their respective wholly-owned subsidiaries, First National Bank of Port Allegany and The Juniata Valley Bank, or JVB, with JVB surviving;
2.	Approval of a proposal to authorize the board of directors to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement; and
3.	Transaction of any such other business as may properly be presented at the meeting or any adjournment or postponement of the meeting.

All of these items, including the proposal to adopt the merger agreement and the merger, are described in more detail in the accompanying proxy statement/prospectus. You should read that document, including all Annexes, in its entirety, before voting. Only shareholders of record at the close of business on September 11, 2015, the FNBPA record date, are entitled to vote at the special meeting or any adjournment or postponement of the meeting.

Your board of directors has unanimously determined that the proposed merger is advisable and in the best interests of FNBPA and unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement. In addition, your board of directors also recommends that you vote “FOR” proposal 2 listed above. In accordance with the terms of the merger agreement, each of the directors and officers of FNBPA has executed a letter agreement in favor of Juniata pursuant to which he or she has agreed to vote all shares of FNBPA common stock owned by him or her in favor of adoption of the merger agreement and the transactions contemplated thereby.

We urge you to vote as soon as possible so that your shares will be represented.

BY ORDER OF THE BOARD OF DIRECTORS,

Secretary

Port Allegany, Pennsylvania

September 18, 2015

Your vote is important. Please complete, sign, date and return the enclosed proxy card immediately or vote by telephone or over the Internet.

You are cordially invited to attend FNBPA’s special meeting in person. Please take a moment now to cast your vote over the Internet or by telephone in accordance with the instructions set forth on the enclosed proxy card, or, alternatively, to complete, sign and date the proxy card and return it in the postage-paid envelope provided, which requires no postage if mailed in the United States. Even if you plan to be present, you are encouraged to vote by Internet or phone or return the enclosed proxy card at your earliest convenience. If you attend FNBPA’s special meeting, you may vote either in person or by your proxy. If you fail to vote by Internet or phone, return your proxy card or attend and vote in person, your shares will not be counted for purpose of determining whether a quorum is present at FNBPA’s special meeting and will have the same effect as a vote “AGAINST” the adoption of the merger agreement.

JUNIATA VALLEY FINANCIAL CORP.
Bridge and Main Streets
Mifflintown, Pennsylvania 17059

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, NOVEMBER 5, 2015

TO THE SHAREHOLDERS OF JUNIATA VALLEY FINANCIAL CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Juniata Valley Financial Corp. will be held at 10:00 a.m., local time, on November 5, 2015, at 1762 Butcher Shop Road, Mifflintown, Pennsylvania 17059, to consider and vote upon the following proposals:

1.	Adoption of the Agreement and Plan of Merger, dated June 26, 2015, by and between Juniata Valley Financial Corp. and FNBPA Bancorp, Inc., which provides for, among other things, the merger of FNBPA with and into Juniata, with Juniata surviving, and the merger of their respective wholly-owned subsidiaries, First National Bank of Port Allegany and The Juniata Valley Bank, or JVB, with JVB surviving;
2.	Three proposed amendments to Juniata’s Articles of Incorporation:
(a)	Amendment of Section 11(D)(1) for the purpose of clarifying and narrowing the application of Section 11(D) to those fundamental transactions in which Juniata is the selling institution, and not where Juniata is the acquirer;
(b)	Amendment of Section 11(D)(2) for the purpose of clarifying and narrowing the application of Section 11(D) to those fundamental transactions in which Juniata is the selling institution, and not where Juniata is the acquirer and, furthermore, to clarify that shareholder approval of transactions is not required where Juniata is the acquirer (except as may be required by Pennsylvania law);
(c)	Amendment of the unnumbered paragraph of Section 11(D) for the purpose of lowering the percent shareholder vote required for specified fundamental transactions in which Juniata is the selling institution if the Board of Directors has approved the transaction;
3.	Approval of a proposal to authorize the board of directors to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement or to amend the articles; and
4.	Transaction of any such other business as may properly be presented at the meeting or any adjournment or postponement of the meeting.

All of these items, including the proposal to adopt the merger agreement, the merger, and the proposed amendments to Juniata’s Articles are described in more detail in the accompanying proxy statement/prospectus. You should read that document, including all Annexes, in its entirety, before voting. Only shareholders of record at the close of business on September 11, 2015, the Juniata record date, are entitled to vote at the special meeting or any adjournment or postponement of the meeting.

Your board of directors has unanimously determined that the proposed merger is advisable and in the best interests of Juniata and unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement. Your board of directors also recommends that you vote “FOR” the proposal to amend Juniata’s Articles of Incorporation and “FOR” proposals 3 and 4 listed above.

We urge you to vote as soon as possible so that your shares will be represented.

BY ORDER OF THE BOARD OF DIRECTORS,

Secretary

Mifflintown, Pennsylvania

September 18, 2015

Your vote is important. Please complete, sign, date and return the enclosed proxy card immediately or vote by telephone or over the Internet.

You are cordially invited to attend Juniata’s special meeting in person. Please take a moment now to cast your vote over the Internet or by telephone in accordance with the instructions set forth on the enclosed proxy card, or, alternatively, to complete, sign and date the proxy card and return it in the postage-paid envelope provided, which requires no postage if mailed in the United States. Even if you plan to be present, you are encouraged to return the enclosed proxy card at your earliest convenience. If you attend Juniata’s special meeting, you may vote either in person or by your proxy. If you fail to vote by Internet or phone, return your proxy card or vote in person, your shares will not be counted for the purposes of determining whether a quorum is present at Juniata’s special meeting will have the same effect as a vote “AGAINST” the adoption of the merger agreement and “AGAINST” approval of the amendments to Juniata’s Articles.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND
THE SHAREHOLDER MEETINGS

The following questions and answers briefly address some commonly asked questions about the merger (as defined below) and the FNBPA and Juniata shareholder meetings. They may not include all the information that is important to the shareholders of FNBPA and Juniata. Shareholders of FNBPA and Juniata should read carefully this entire proxy statement/prospectus, including the annexes and other documents referred to in this document. This document is first being sent to Juniata and FNBPA shareholders on or about September 18, 2015.

Questions about the Merger

Q:	What is the merger?
A:	Juniata and FNBPA have entered into an Agreement and Plan of Merger, dated June 26, 2015, referred to as the “merger agreement.” A copy of the merger agreement is attached as Annex A to, and is incorporated by reference in, this proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed business combination of Juniata and FNBPA. Under the merger agreement, FNBPA will merge with and into Juniata, with Juniata surviving the merger, and the separate corporate existence of FNBPA will cease. We refer to this transaction as the “merger.” In addition, in connection with the merger, FNBPA’s wholly owned subsidiary, First National Bank of Port Allegany, or Port Allegany Bank, will merge with and into The Juniata Valley Bank, or JVB, the wholly-owned subsidiary of Juniata. JVB will be the surviving institution. We refer to this transaction as the “bank merger.”
Q:	Why am I receiving these materials?
A:	This document constitutes a proxy statement of both FNBPA and Juniata and a prospectus of Juniata. FNBPA and Juniata are each sending these materials to their shareholders to help them decide how to vote their shares of FNBPA or Juniata common stock, as the case may be, with respect to the proposed merger and the other matters to be considered at the special meetings.

The merger cannot be completed unless the shareholders of both FNBPA and Juniata adopt the merger agreement. FNBPA is holding its special meeting of shareholders to vote on the merger, as well as the other proposals described in “FNBPA’s Special meeting,” beginning on page 162. Juniata is holding its special meeting of shareholders to vote on the merger, as well as the other proposals described in “Juniata’s Special Meeting,” beginning on page 88. Information about the meetings, the merger and the other business to be considered at the respective meetings is contained in this proxy statement/prospectus.

Q:	Why are FNBPA and Juniata proposing the merger?
A:	FNBPA’s board of directors, in unanimously determining that the merger is in the best interests of FNBPA, considered a number of factors which are described under the headings “The Merger — Background of the Merger — FNBPA” and “The Merger — FNBPA’s Reasons for the Merger,” beginning on pages 37 and 43, respectively. Likewise, Juniata’s board of directors, in unanimously determining that the merger is in the best interests of Juniata, considered a number of factors which are described under the headings “The Merger — Background of the Merger — Juniata” and “The Merger — Juniata’s Reasons for the Merger,” beginning on pages 40 and 45, respectively.
Q:	What will FNBPA shareholders receive as a result of the merger?
A:	Each share of FNBPA common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive, at the election of the shareholder, either (i) 2.7813 shares of Juniata common stock (which we refer to as the exchange ratio) or (ii) $50.34 in cash. FNBPA’s shareholders may elect to receive the cash consideration or the stock consideration for each share owned, subject to the limitation that at least 15%, but no more than 25%, of the outstanding FNBPA shares are converted into the cash consideration. If cash elections and shares for which no election was made represent less than 15% of the outstanding FNBPA shares, all stock elections will be proportionately converted into cash elections until the 15% minimum cash election condition is met. If cash elections are made for more than 25% of the outstanding FNBPA shares, all cash elections will be proportionately converted into stock elections until the 25% maximum cash limitation limit is met.

Q:	How will the merger affect Juniata shareholders?
A:	Juniata shareholders will continue to own the shares of Juniata common stock that they hold at the time of the merger, and Juniata’s outstanding common stock will not be affected by the merger, except that additional shares of Juniata common stock will be issued as consideration to FNBPA shareholders who receive Juniata common stock in the merger.
Q:	Will the merger consideration fluctuate with changes in the market value of Juniata common stock?
A:	The exchange ratio is fixed. However, if the average price of Juniata’s common stock, as measured over the 30 trading day period occurring shortly before the closing date of the merger, both: (i) drops below $14.48 per share, and (ii) declines by twenty percent more than the decline in the Nasdaq Bank Stock Index (“NBSI”) between June 26, 2015 and the last trading date in the 30 day period, then FNBPA’s board of directors may elect to terminate the merger agreement unless Juniata increases the aggregate consideration to at least $10.56 million.
Q:	How do FNBPA shareholders elect the form of merger consideration they wish to receive?
A:	Around the time of FNBPA’s special meeting, the exchange agent, Computershare Limited, or Computershare, will send FNBPA shareholders an official election form to complete and return to Computershare, with appropriate instructions. You should complete and return the official election form when it is sent to you. All election forms must be returned to Computershare before the election deadline. At that time you will also receive a letter of transmittal with instructions on how to exchange your FNBPA share certificates for the merger consideration. Please do not send in certificates with your proxy card.
Q:	When is the election deadline?
A:	Around the time of FNBPA’s special meeting, Computershare will mail the election form to all shareholders of FNBPA with instructions, which will include the election deadline. In addition, we will publicly announce the election deadline through a press release or other public communication.
Q:	What if I do not complete and return the election form before the election deadline?
A:	FNBPA shareholders, if you do not submit a properly completed election form prior to the election deadline, and pro-ration of elections is necessary, your shares will be converted into stock or cash, as necessary to achieve the minimum and maximum cash limits. If you do not submit a properly completed election form prior to the election deadline, and pro-ration of elections is not necessary, you will receive Juniata stock in exchange for your shares of FNBPA common stock.
Q:	Can I change my election?
A:	Yes. FNBPA shareholders can change or revoke their election at any time prior to the election deadline by delivering a written notice of revocation to FNBPA or delivering a new, properly completed election form to Computershare, the exchange agent, no later than the election deadline.
Q:	When should I send in my FNBPA stock certificates?
A:	DO NOT SEND IN YOUR CERTIFICATES OF FNBPA COMMON STOCK NOW. Around the time of FNBPA’s special meeting, FNBPA shareholders will receive a letter of transmittal from Computershare that will explain how to exchange FNBPA stock certificates for the merger consideration. Please do not send in any FNBPA stock certificates until you receive the letter of transmittal.
Q:	Who will be the directors and executive officers of Juniata and JVB following the merger?
A:	Following the merger, Juniata and JVB’s boards of directors will consist of their current directors plus one director to be chosen from among FNBPA’s current board members. The executive officers of Juniata and JVB will remain the same except for the addition of Joseph Lashway, who will become Senior Vice President of JVB when the merger becomes effective.

Q:	When do you expect to complete the merger?
A:	We cannot complete the merger until all conditions to the merger in the merger agreement are satisfied or waived, including receipt of shareholder approval at the special meetings of FNBPA and Juniata, and until we receive regulatory approvals. We currently expect to complete the merger in the fourth quarter of 2015. It is possible, however, that factors outside of either company’s control could result in us completing the merger at a later time or not completing the merger at all.
Q:	What are the federal income tax consequences of the merger?
A:	The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Internal Revenue Code. It is a condition to the completion of the merger that the parties receive a written opinion from Barley Snyder LLP, counsel to Juniata, to the effect that (i) the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; (ii) the holders of FNBPA common stock will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their FNBPA common stock for Juniata common stock (except for cash consideration received or cash received in lieu of fractional shares); (iii) the basis of Juniata common stock received by the shareholders of FNBPA will be the same as the basis of such shareholders’ common stock exchanged therefore; and (iv) the holding period of the shares of Juniata common stock received by the shareholders of FNBPA will include the holding period of FNBPA common stock, provided such shares of common stock were held as a capital asset as of the effective time of the merger. For further discussion of the material U.S. federal income tax consequences of the merger, see “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER,” beginning on page 79.

We recommend that holders of FNBPA common stock consult their tax advisors to determine the tax consequences to them, including the application and effect of any state, local or non-U.S. income and other tax laws, of the merger.

Questions about the FNBPA Special meeting

Q:	What are the matters on which I am being asked to vote at the FNBPA special meeting?
A:	You are being asked to consider and vote on the following matters:
1.	Adoption of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus; and
2.	Adjournment of FNBPA’s special meeting, if necessary, to solicit additional proxies in favor of adoption of the merger agreement.
Q:	How does FNBPA’s board of directors recommend that I vote my shares?
A:	FNBPA’s board of directors recommends that FNBPA shareholders vote their shares as follows:
•	“FOR” adoption of the merger agreement; and
•	“FOR” an adjournment of FNBPA’s special meeting, if necessary, to solicit additional proxies in favor of adoption of the merger agreement.

As of the record date, directors and executive officers of FNBPA and their affiliates had the right to vote 15,238 shares of FNBPA common stock, or 5.81% of the outstanding shares of FNBPA common stock entitled to be voted at the special meeting. In accordance with the terms of the merger agreement, each of the directors of FNBPA has executed a letter agreement in favor of Juniata pursuant to which he or she has agreed to vote all shares of FNBPA common stock owned by him or her in favor of adoption of the merger agreement and the transactions contemplated thereby. The FNBPA directors collectively own 13,118 shares, or 5%, of FNBPA’s common stock outstanding.

Q:	What do I need to do now?
A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please vote by Internet or phone or submit your proxy as soon as possible so that your shares will be represented at FNBPA’s special meeting. Please follow the instructions stated on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.
Q:	Who is entitled to vote at FNBPA’s special meeting?
A:	Only shareholders of record as of the close of business on September 11, 2015, which is referred to as the FNBPA record date, are entitled to notice of, and to vote at, FNBPA’s special meeting.
Q:	How many votes do I have?
A:	Each outstanding share of FNBPA common stock is entitled to one vote.
Q:	How do I vote my FNBPA shares?
A:	You may vote your FNBPA shares by Internet, phone, completing and returning the enclosed proxy card or by voting in person at FNBPA’s special meeting. Should you have any questions on the procedure for voting your shares, please contact Cindy Bosworth, Secretary, FNBPA Bancorp, Inc., 64 Main Street, Port Allegany, Pennsylvania 16743, telephone (814) 642-2531.

Voting by Proxy.  You may vote your FNBPA shares by completing and returning the enclosed proxy card. Your proxy will be voted in accordance with your instructions. If you do not specify a choice on one of the proposals described in this proxy statement/prospectus, your proxy will be voted in favor of that proposal.

ON YOUR FNBPA PROXY CARD:

•	Mark your selections;
•	Date and sign your name exactly as it appears on your card; and
•	Return your completed proxy card in the enclosed postage-paid envelope.

Voting in Person.  If you attend FNBPA’s special meeting, you may deliver your completed proxy card in person or may vote by completing a ballot, which will be available at FNBPA’s special meeting.

Voting by Internet.  You may vote by Internet using the website designated in your proxy card. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to submit an electronic proxy.

Voting by Phone.  You may use any touch-tone telephone within the USA to transmit your voting instructions using the toll-free number designated on your proxy card. Have your proxy card in hand when you call, and follow the instructions in the recorded message.

Q:	Why is my vote important?
A:	Because the merger cannot be completed without the affirmative vote of the holders of two-thirds of all of the outstanding shares of FNBPA common stock, and because a majority of the outstanding shares of FNBPA common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting, every shareholder’s vote is important.
Q:	If my shares of FNBPA common stock are held in street name by my broker, will my broker automatically vote my shares for me?
A:	No. Your broker CANNOT automatically vote your shares on any proposal at FNBPA’s special meeting, other than the proposal to adjourn the meeting if necessary to solicit additional proxies, without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I fail to instruct my broker?
A:	If you do not provide your broker with instructions, your broker generally will not be permitted to vote your shares on the merger proposal or any other proposal (a so-called “broker non-vote”) at FNBPA’s special meeting, other than the proposal to adjourn the meeting. Abstentions are considered for purposes of determining the presence of a quorum, but are not considered a vote cast under Pennsylvania law. Although broker non-votes will not be counted as votes “for” or “against” any proposal, they will be counted to determine if a quorum is present with respect to any matter to be voted upon by shareholders at the special meeting only if such shares have been voted at the special meeting on another matter other than a procedural motion. Because the merger requires the affirmative vote of holders of two-thirds of the outstanding shares, broker non-votes will effectively act as a vote “against” adoption of the merger agreement.
Q:	What constitutes a quorum for FNBPA special meeting?
A:	As of FNBPA’s record date, 262,352 shares of FNBPA common stock were issued and outstanding, each of which will be entitled to one vote at the meeting. Under FNBPA’s bylaws, the presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast constitutes a quorum for the transaction of business at the special meeting. If you vote by proxy, your shares will be included for determining the presence of a quorum. Both abstentions and broker non-votes that are voted on at least one non-procedural item are also included for purposes of determining the presence of a quorum.
Q:	Assuming the presence of a quorum, what is the vote required to approve the matters to be considered at FNBPA’s special meeting?
A:	The affirmative vote at the meeting of the holders of two-thirds of the outstanding shares of FNBPA common stock, in person or by proxy, is required to adopt the merger agreement. With respect to the proposal to adjourn FNBPA’s meeting if necessary to solicit additional votes in favor of the proposal to adopt the merger agreement, and on any other matter properly presented at the special meeting, such matters require the approval of a majority of the votes cast, in person or by proxy, at the special meeting. Because the merger requires the affirmative vote of holders of two-thirds of the outstanding shares, abstentions and broker non-votes will act as a vote against adoption of the merger agreement, but will have no effect on the proposal to adjourn the meeting.
Q:	Do I have appraisal or dissenters’ rights?
A:	Yes. Shareholders of FNBPA will be entitled to dissenters’ rights with respect to the merger, entitling them to request the “fair value” of their shares of FNBPA stock. To perfect your dissenters’ rights, you must follow, precisely, the required statutory procedures stated in Annex C.
Q:	Can I attend FNBPA’s special meeting and vote my shares in person?
A:	Yes. All shareholders, including shareholders of record and those who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of FNBPA common stock can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership, and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Q:	Can I change my vote?
A:	Yes. You may revoke your proxy at any time before it is voted at the special meeting by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to FNBPA’s Corporate Secretary, or (3) attending the special meeting in person, notifying the Corporate Secretary and voting by ballot at the special meeting. FNBPA’s Secretary’s mailing address is FNBPA Bancorp, Inc., 64 Main Street, Port Allegany, Pennsylvania 16743, Attention: Secretary. FNBPA will honor the latest vote cast.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy if notification of such revocation has been given to FNBPA’s Corporate Secretary, but the mere presence (without notifying FNBPA’s Corporate Secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	What happens if additional proposals are presented at FNBPA’s special meeting?
A:	Other than the proposals described in this proxy statement/prospectus, FNBPA does not expect any matters to be presented for a vote at the special meeting. If you grant a proxy, the persons named as proxy holders will vote your shares on any additional matters properly presented for a vote at the special meeting at the direction of FNBPA’s board of directors.
Q:	Are there risks that I should consider in deciding whether to vote to approve the merger agreement?
A:	Yes. You should consider the risk factors set out in the section entitled “Risk Factors” beginning on page 29 of this proxy statement/prospectus.
Q:	Whom should I contact if I have additional questions?
A:	If you have any questions about the merger, or if you need additional copies of this document or the enclosed proxy card, you should contact: R. Keith Fortner, Chairman, President, and CEO, (814) 642-2531.

Questions about the Juniata Special Meeting

Q:	What are the matters on which I am being asked to vote at the Juniata special meeting?
A:	You are being asked to consider and vote on the following matters:
1.	Adoption of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus;
2.	Approval of three proposed amendments to the Articles of Incorporation of Juniata. The three amendments are proposed by the Board of Directors for the purpose of clarifying and narrowing the application of Section 11(D) to those fundamental transactions in which Juniata is the selling institution, and not where Juniata is the acquirer. Also, the amendments clarify that shareholder approval of transactions is not required where Juniata is the acquirer (except as may be required by Pennsylvania law or applicable exchange listing standards) and lower the percent shareholder vote required for specified fundamental transactions in which Juniata is the selling institution if the Board of Directors has approved the transaction; and
3.	Adjournment of the Juniata special meeting, if necessary, to solicit additional proxies in favor of adoption of the merger agreement and the proposed amendments to Juniata’s Articles of Incorporation.

Q:	How does Juniata’s board of directors recommend that I vote my shares?
A:	Juniata’s board of directors recommends that Juniata shareholders vote their shares as follows:
•	“FOR” adoption of the merger agreement;
•	“FOR” approval of each of the three proposed amendments to the Articles of Incorporation of Juniata; and
•	“FOR” an adjournment of the Juniata special meeting, if necessary, to solicit additional proxies in favor of adoption of the merger agreement and the proposed amendments to Juniata’s Articles of Incorporation.

As of the record date, directors and executive officers of Juniata and their affiliates had the right to vote 94,321 shares of Juniata common stock, or 2.25% of the outstanding shares of Juniata common stock entitled to be voted at the special meeting.

Q:	What do I need to do now?
A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please vote by Internet or phone or submit your proxy as soon as possible so that your shares will be represented at Juniata’s special meeting. Please follow the instructions stated on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.
Q:	Who is entitled to vote at the Juniata special meeting?
A:	Only shareholders of record as of the close of business on September 11, 2015, which is referred to as the Juniata record date, are entitled to notice of, and to vote at, the Juniata special meeting.
Q:	How many votes do I have?
A:	Each outstanding share of Juniata common stock is entitled to one vote.
Q:	How do I vote my Juniata shares?
A:	You may vote your Juniata shares by Internet, phone, completing and returning the enclosed proxy card or by voting in person at the Juniata special meeting. Should you have any questions on the procedure for voting your shares, please contact Charles Hershberger, Secretary, Juniata Valley Financial Corp., Bridge and Main Streets, Mifflintown, Pennsylvania 17059, telephone (717) 436-8211.

Voting by Proxy.  You may vote your Juniata shares by completing and returning the enclosed proxy card. Your proxy will be voted in accordance with your instructions. If you do not specify a choice on one of the proposals described in this proxy statement/prospectus, your proxy will be voted in favor of that proposal.

ON YOUR JUNIATA PROXY CARD:

•	Mark your selections;
•	Date and sign your name exactly as it appears on your card; and
•	Return your completed proxy card in the enclosed postage-paid envelope.

Voting in Person.  If you attend Juniata’s special meeting, you may deliver your completed proxy card in person or may vote by completing a ballot, which will be available at the Juniata special meeting.

Voting by Internet.  You may vote by Internet using the website designated on your proxy card. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to submit an electronic proxy.

Voting by Phone.  You may use any touch-tone telephone within the USA to transmit your voting instructions using the toll-free number designated on your proxy card. Have your proxy card in hand when you call and then follow the instructions in the recorded message.

Q:	Why is my vote important?
A:	Because the merger cannot be completed without the affirmative vote of the holders of two-thirds of the outstanding shares of common stock at the Juniata special meeting, because the proposed amendments to Juniata’s Articles of Incorporation cannot be approved without the vote of two-thirds of the outstanding shares of common stock at the Juniata special meeting, and because a majority of the outstanding shares of Juniata common stock is necessary to constitute a quorum in order to transact business at the special meeting, every shareholder’s vote is important.
Q:	If my shares of Juniata common stock are held in street name by my broker, will my broker automatically vote my shares for me?
A:	No. Your broker CANNOT automatically vote your shares on any proposal at the Juniata special meeting, other than the proposal to adjourn the meeting if necessary to solicit additional proxies, without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.
Q:	What if I fail to instruct my broker?
A:	If you do not provide your broker with instructions, your broker generally will not be permitted to vote your shares on the merger proposal or any other proposal (a so-called “broker non-vote”) at the Juniata special meeting, other than the proposal to adjourn the meeting. Abstentions are considered for purposes of determining the presence of a quorum, but are not considered a vote cast under Pennsylvania law. Although broker non-votes will not be counted as votes “for” or “against” any proposal, they will be counted to determine if a quorum is present with respect to any matter to be voted upon by shareholders at the special meeting only if such shares have been voted at the special meeting on another matter other than a procedural motion. Because the merger requires the affirmative vote of holders of two-thirds of the outstanding shares, and the approval of the proposed amendments to Juniata’s Articles of Incorporation required the affirmative vote of holders of two-thirds of the outstanding shares, broker non-votes will effectively act as a vote “against” adoption of the merger agreement.
Q:	What constitutes a quorum for the Juniata special meeting?
A:	As of the Juniata record date, 4,187,179 shares of Juniata common stock were issued and outstanding, each of which will be entitled to one vote at the meeting. Under Juniata’s bylaws, the presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast constitutes a quorum for the transaction of business at the special meeting. If you vote by proxy, your shares will be included for determining the presence of a quorum. Both abstentions and broker non-votes that are voted on at least one non-procedural item are also included for purposes of determining the presence of a quorum.
Q:	Assuming the presence of a quorum, what is the vote required to approve the matters to be considered at Juniata’s special meeting?
A:	The affirmative vote at the meeting of the holders of two-thirds of the outstanding shares of Juniata common stock, in person or by proxy, is required to adopt the merger agreement and to approve the proposed amendments to Juniata’s Articles of Incorporation. With respect to the proposal to adjourn Juniata’s special meeting if necessary to solicit additional votes in favor of the proposal to adopt the merger agreement, and on any other matter properly presented at the special meeting, such matters require the approval of the holders of a majority of the shares present, in person or by proxy, at the special meeting. Abstentions and broker non-votes included for purposes of determining the presence of a quorum will act as a negative vote in the case of all matters being voted on at the meeting.
Q:	Do I have appraisal or dissenters’ rights?
A:	No. Juniata shareholders do not have dissenters’ rights with respect to any matter to be voted on at the special meeting.

Q:	Can I attend Juniata’s special meeting and vote my shares in person?
A:	Yes. All shareholders, including shareholders of record and those who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of Juniata common stock can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership, and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.
Q:	Can I change my vote?
A:	Yes. You may revoke your proxy at any time before it is voted at the special meeting by (1) signing and returning a proxy card with a later date or submitting later proxy by telephone or Internet using the information provided on your proxy card, (2) delivering a written revocation letter to Juniata’s Corporate Secretary, or (3) attending the special meeting in person, notifying the Corporate Secretary and voting by ballot at the special meeting. Juniata’s Secretary’s mailing address is Juniata Valley Financial Corp., Bridge and Main Streets, P.O. Box 66, Mifflintown, Pennsylvania 17059, Attention: Secretary. Juniata will honor the latest vote.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy if notification of such revocation has been given to Juniata’s Corporate Secretary, but the mere presence (without notifying Juniata’s Corporate Secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	What happens if additional proposals are presented at Juniata’s special meeting?
A:	Other than the proposals described in this proxy statement/prospectus, Juniata does not expect any matters to be presented for a vote at the special meeting. If you grant a proxy, the persons named as proxy holders will vote your shares on any additional matters properly presented for a vote at the special meeting at the direction of Juniata’s board of directors.
Q:	Are there risks that I should consider in deciding whether to vote to approve the merger agreement?
A:	Yes. You should consider the risk factors set out in the section entitled “Risk Factors” beginning on page 29 of this proxy statement/prospectus.
Q:	Whom should I contact if I have additional questions?
A:	If you have any questions about the merger, or if you need additional copies of this document or the enclosed proxy card, you should contact: Danyelle Pannebaker, (717) 436-8211.

SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all of the information that is important to you. We urge you to carefully read the entire proxy statement/prospectus and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 189. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

Information about the Parties

Juniata Valley Financial Corp. and The Juniata Valley Bank (page 95)

Juniata Valley Financial Corp., or Juniata, is a Pennsylvania corporation that was formed in 1983 as a result of a plan of merger and reorganization of The Juniata Valley Bank, or JVB. The plan received regulatory approval on June 7, 1983, and Juniata, a one-bank holding company, registered under the Bank Holding Company Act of 1956. At June 30, 2015, Juniata had $487.1 million in assets. The common stock of Juniata is currently quoted on the OTC Pink Marketplace under the symbol “JUVF”. Juniata’s website can be accessed at www.jvbonline.com. The principal executive offices of Juniata are located at Bridge and Main Streets, Mifflintown, Pennsylvania 17059, and its telephone number is (717) 436-8211. Juniata is a public company that files periodic reports with the SEC, which can be accessed at www.sec.gov.

Juniata Valley Bank, or JVB, is the oldest independent commercial bank in Juniata and Mifflin Counties, having originated under a state bank charter in 1867. JVB is a state chartered, FDIC insured, full service commercial bank providing personal and business lending, deposit products and wealth management services through five community offices and one trust services office in Juniata County, five community offices and a financial services office in Mifflin County, one community office in each of Perry and Huntingdon Counties, and a loan production office in Centre County, Pennsylvania.

FNBPA Bancorp, Inc. and First National Bank of Port Allegany (page 165)

FNBPA Bancorp, Inc., or FNBPA, is a Pennsylvania corporation, formed in 2009 as the result of a reorganization of First National Bank of Port Allegany, or Port Allegany Bank, into a bank holding company structure resulting in FNBPA being the sole shareholder of Port Allegany Bank. At June 30, 2015, FNBPA had $91.9 million in assets. The common stock of FNBPA is currently quoted on the OTC Pink Marketplace under the symbol “FNBP”. FNBPA’s website can be accessed at www.fnbpa.net. The principal executive offices of FNBPA are located at 64 Main Street, Port Allegany, Pennsylvania 16743, and its telephone number is (814) 642-2531.

Port Allegany Bank is a national banking association, incorporated in 1888, and is headquartered in Port Allegany, Pennsylvania. Port Allegany Bank conducts a full service commercial banking business, providing personal and business lending products through its offices in Port Allegany, Coudersport and surrounding areas of Pennsylvania.

Share Information and Market Prices (pages 97 and 166)

Currently, neither the common stock of Juniata nor the common stock of FNBPA is traded on a national securities exchange, but both are quoted on the OTC Pink Marketplace. There is currently a very limited public trading market for the common stock of both Juniata and FNBPA, although Juniata common stock trades more frequently than FNBPA common stock.

The table below shows the last sale prices of Juniata common stock, FNBPA common stock and the equivalent price per share of FNBPA common stock based on the exchange ratio on June 25, 2015, the day before announcement of the merger, and on September 11, 2015, the latest practicable date before printing of this document.

	Historical Price Per Share	Pro Forma Equivalent Price Per Share(1)
Juniata Common Stock
Closing Price on June 25, 2015	18.30	N/A
Closing Price on September 11, 2015	18.50	N/A
FNBPA Common Stock
Closing Price on June 25, 2015	35.00	50.90
Closing Price on September 11, 2015	47.50	51.45

(1)	Based upon the product of the conversion ratio (2.7813) and the closing price of Juniata common stock, rounded to the nearest cent.

Given the absence of an active trading market and publicly available trading information for Juniata and FNBPA shares, such prices may not reflect actual current market values.

The Merger Agreement (page 68)

The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. Please carefully read the merger agreement as it is the legal document that governs the merger. The merger agreement is not intended to provide any other factual information about Juniata, FNBPA, or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the merger agreement were made as of specific dates, may be subject to limitations agreed upon by the parties as stated in the agreement, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the agreement, none of which materially alter the representations and warranties made by either party.

FNBPA and Juniata will Merge (page 37)

We are proposing the merger of FNBPA and Juniata, with Juniata surviving. As a result of the merger, the corporate existence of FNBPA will end. We refer to this event as the “merger” in this document. In connection with the merger, Port Allegany Bank will merge with and into JVB, with JVB surviving. We refer to this event as the “bank merger” in this document.

FNBPA Will Hold Its Special meeting on November 4, 2015 (page 162)

FNBPA will hold a special meeting on Wednesday, November 4, 2015 at 1:00 p.m., local time, at the Port Allegany VFW Post Home, 4743 Route 155 South, Port Allegany, Pennsylvania 16743. At the special meeting, FNBPA shareholders will be asked to:

1.	Adopt the merger agreement; and
2.	Approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Record Date.  Only holders of record of FNBPA common stock at the close of business on September 11, 2015 will be entitled to vote at the special meeting. Each share of FNBPA common stock is entitled to one vote. As of FNBPA’s record date, there were 262,352 shares of FNBPA common stock issued and outstanding and entitled to vote at the special meeting.

Required Vote.  The affirmative vote of two-thirds of the outstanding shares of FNBPA common stock is required to adopt the merger agreement. Approval of each other proposal requires approval of a majority of the votes cast, in person or by proxy, at the meeting. A majority of the outstanding shares of FNBPA common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting.

As of the record date, directors and executive officers of FNBPA and their affiliates had the right to vote 15,238 shares of FNBPA common stock, or 5.81% of the outstanding FNBPA common stock entitled to be voted at the special meeting. Juniata does not own any shares of FNBPA common stock. In accordance with the terms of the merger agreement, each of the directors of FNBPA has executed a letter agreement in favor of Juniata pursuant to which he or she has agreed to vote all shares of FNBPA common stock owned by him or her in favor of adoption of the merger agreement and the transactions contemplated thereby. FNBPA’s directors collectively own 13,118 share of FNBPA common stock, or 5% of the outstanding FNBPA common stock.

Juniata Will Hold Its Special meeting on November 5, 2015 (page 88)

The Juniata special meeting will be held on Thursday, November 5, 2015 at 10:00 a.m., local time, at 1762 Butcher Shop Road, Mifflintown, Pennsylvania 17059. At the special meeting, Juniata shareholders will be asked to:

1.	Adopt the merger agreement;
2.	Approve three proposed amendments to Article 11, Section D of Juniata’s Articles of Incorporation; and
3.	Approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement or to approve the proposed amendments to Juniata’s Articles.

Record Date.  Only holders of record of Juniata common stock at the close of business on September 11, 2015 will be entitled to vote at the special meeting. Each share of Juniata common stock is entitled to one vote. As of Juniata’s record date, there were 4,187,179 shares of Juniata common stock issued and outstanding and entitled to vote at the special meeting.

Required Vote.  The affirmative vote of two-thirds of the outstanding shares of Juniata common stock is required to adopt the merger agreement and to approve the proposed amendments to Juniata’s Articles of Incorporation. Approval of each other proposal requires approval of a majority of the shares present, in person or by proxy, at the meeting. A majority of the outstanding Juniata common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting.

As of the record date, directors and executive officers of Juniata and their affiliates had the right to vote 94,321 shares of Juniata common stock, or 2.25% of the outstanding Juniata common stock entitled to be voted at the special meeting. FNBPA does not own any shares of Juniata common stock.

FNBPA Shareholders Will Receive Cash or Shares of Juniata Common Stock in the Merger (page 68)

In the proposed merger, FNBPA shareholders will receive, in exchange for each share of FNBPA common stock they own immediately prior to completion of the merger, either (i) 2.7813 shares of Juniata common stock or (ii) $50.34 in cash. Fractional shares of Juniata common stock resulting from the application of the exchange ratio to a shareholder’s holdings of FNBPA common stock will be converted into the right to receive a cash payment for each such fractional share. The cash payment will equal an amount determined by multiplying (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) $50.34. Juniata shareholders will continue to own the shares of Juniata common stock they held at the time of the merger.

FNBPA shareholders will be entitled to elect to receive the form of merger consideration they wish to receive for each share owned. However, the actual form of merger consideration you receive will depend on your election and, in some circumstances, on the election made by other FNBPA shareholders. Although the merger agreement permits you to elect the form of consideration you want to receive in exchange for each share of FNBPA common stock you own, your election is subject to proration if the total number of shares for which cash is elected is less than 15% or more than 25% of the total number of FNBPA shares outstanding. If cash elections and non-elections account for fewer than 15% of the outstanding FNBPA shares, all such shares will be converted into the cash consideration, and a percentage of all stock elections will be converted into cash elections, on the same percentage basis, so that the total number of shares receiving cash consideration is equal to 15% of the total number of shares outstanding, and all remaining stock elections will be honored. If total cash elections exceed 25% of the outstanding FNBPA shares, all shares for which no election was made or for which a stock election was made will be converted into stock, and, if necessary, a percentage of all cash elections will be converted into stock elections, on the same percentage basis, so that the total number of shares receiving cash consideration is equal to 25% of the total number of shares outstanding, and remaining cash elections will be honored. If the total number of shares for which all FNBPA shareholders elect to receive cash is greater than or equal to 15%, and less than or equal to 25%, of the total number of shares of FNBPA outstanding, then all shareholders who made valid elections will receive the consideration that they elect, and all shares for which no election was made will receive the stock consideration.

While the Exchange Ratio Is Fixed, FNBPA May Terminate the Merger Unless Juniata Increases the Exchange Ratio in Certain Circumstances (page 77)

The exchange ratio is fixed. However, if the average price of Juniata’s common stock, measured over the 30 trading day period occurring shortly before the closing date of the merger, drops below $14.48 per share and also declines by twenty percent more than the decline in the Nasdaq Bank Stock Index (“NBSI”) between June 26, 2015 and the last trading date in the 30 day period, FNBPA’s board of directors may elect to terminate the merger agreement unless Juniata increases the consideration so that total consideration is at least $10.56 million.

Expected Material United States Federal Income Tax Treatment as a Result of the Merger

The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Internal Revenue Code, and it is a condition to the completion of the merger that the parties receive a written opinion from Barley Snyder LLP, counsel to Juniata, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that holders of FNBPA common stock will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their FNBPA common stock for Juniata common stock pursuant to the merger. For further discussion of the material U.S. federal income tax consequences of the merger, see “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER,” beginning on page 79.

We recommend that holders of FNBPA common stock consult their tax advisors to determine the tax consequences to them, including the application and effect of any state, local or non-U.S. income and other tax laws, of the merger.

Accounting Treatment of the Merger (page 78)

The merger will be treated as a business combination to be accounted for using the acquisition method of accounting under U.S. generally accepted accounting principles. Under the acquisition method of accounting, the acquired tangible and identifiable intangible assets and liabilities assumed of FNBPA will be recorded, as of the date of completion of the merger, at their respective fair values. Any excess of the purchase price over the fair values of net assets acquired will be recorded as “goodwill”. Under U.S. generally accepted accounting principles, goodwill is not amortized, but is assessed annually, or more frequently if necessary, for impairment with any resulting impairment losses included in net income. If the net assets acquired exceed the purchase price, there will be no goodwill recorded, and the resulting difference will be recorded as a bargain purchase gain. The results of operations of the combined entity will include the results of FNBPA’s operations only after completion of the merger. The merger will be treated as a “business combination” using the acquisition method of accounting with Juniata treated as the acquirer under generally accepted accounting principles in the United States of America, or GAAP.

Boenning & Scattergood, Inc. Has Provided an Opinion to FNBPA’s Board of Directors Regarding the Fairness of the Merger Consideration (page 47)

FNBPA’s financial advisor, Boenning & Scattergood, Inc., has conducted financial analyses and delivered an opinion to FNBPA’s board of directors that, as of June 26, 2015, the merger consideration was fair, from a financial point of view, to FNBPA’s shareholders.

The full text of Boenning’s opinion is attached as Annex B to this proxy statement/prospectus. FNBPA shareholders should read that opinion and the summary description of Boenning’s opinion contained in this proxy statement/prospectus in their entirety. The opinion of Boenning does not reflect any developments that may have occurred or may occur after the date of its opinion and prior to the completion of the merger. FNBPA does not expect that it will request an updated opinion from Boenning.

FNBPA paid Boenning a fee of $66,000 upon rendering their opinion to FNBPA’s board of directors. In addition, FNBPA has agreed to pay Boenning a fee of $200,000 upon completion of the merger, against which the $66,000 referenced above shall be credited, as well as to reimburse Boenning for all out-of-pocket expenses up to $7,500.

Ambassador Financial Group has Provided an Opinion to Juniata’s Board of Directors Regarding the Fairness of the Merger Consideration (page 52)

Juniata’s financial advisor, Ambassador Financial Group, Inc., has conducted financial analyses and delivered an opinion to Juniata’s board of directors that, as of June 26, 2015, the merger consideration was fair, from a financial point of view, to Juniata’s shareholders.

The full text of Ambassador’s opinion is attached as Annex C to this proxy statement/prospectus. Juniata shareholders should read that opinion and the summary description of Ambassador’s opinion contained in this proxy statement/prospectus in their entirety. The opinion of Ambassador does not reflect any developments that may have occurred or may occur after the date of its opinion and prior to the completion of the merger. Juniata does not expect that it will request an updated opinion from Ambassador.

Juniata paid Ambassador a fee of $10,000 upon engagement of their services and $30,000 when the merger agreement was signed. In addition, Juniata has agreed to pay Ambassador a fee of $75,000 upon completion of the merger and to reimburse Ambassador for all out-of-pocket expenses up to $7,500.

Board of Directors and Executive Officers of Juniata and JVB after the Merger (page 98)

Following the merger, the Juniata and JVB boards of directors will consist of the current members of the board plus one director from among FNBPA’s current directors. Following completion of the merger, FNBPA directors who are not appointed to the Juniata and JVB Board will be invited to sit on a regional advisory board for the former Port Allegany Bank region. The current executive officers of Juniata and of JVB will remain the same after the merger with the exception that Joseph Lashway will be added as senior vice president of JVB following the merger.

The FNBPA and Juniata Boards of Directors Recommend That FNBPA and Juniata Shareholders Vote “FOR” Adoption of the Merger Agreement (page 45 and page 47)

FNBPA’s board of directors believes that the merger is in the best interests of FNBPA and has unanimously approved the merger and the merger agreement. FNBPA’s board of directors recommends that FNBPA shareholders vote “FOR” adoption of the merger agreement. FNBPA’s board also recommends that its shareholders vote “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in favor of the adoption of the merger agreement.

Juniata’s board of directors believes that the merger is in the best interests of Juniata and has unanimously approved the merger and the merger agreement. Juniata’s board of directors recommends that Juniata shareholders vote “FOR” adoption of the merger agreement. Juniata’s board also recommends that its shareholders vote “FOR” the approval of the amendment of Section 11(D)(1), “FOR” the approval of the amendment of Section 11(D)(2), and “FOR” the approval of the amendment of the unnumbered paragraph of section 11(D) of Juniata’s Articles of Incorporation. The three amendments are proposed by the Board of Directors for the purpose of clarifying and narrowing the application of Section 11(D) to those fundamental transactions in which Juniata is the selling institution, and not where Juniata is the acquirer. Also, the amendments clarify that shareholder approval of transactions is not required where Juniata is the acquirer (except as may be required by Pennsylvania law or applicable exchange listing standards), and lower the percent shareholder vote required for specified fundamental transactions in which Juniata is the selling institution if the Board of Directors has approved the transaction. See “Proposal No. 2 — Approval of Amendments to Juniata’s Articles of Incorporation,” on page 91. Juniata’s board also recommends that Juniata shareholders vote “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in favor of the adoption of the merger agreement and approval of the amendments to the Articles.

FNBPA’s Directors and Executive Officers Have Financial Interests in the Merger that May Differ from Your Interests (page 66)

In addition to their interests as FNBPA shareholders, the directors and executive officers of FNBPA may have interests in the merger that are different from or in addition to interests of other FNBPA shareholders. These interests include, among others, provisions in the merger agreement regarding board membership, advisory board membership and fees, employment agreements, indemnification and insurance. These additional interests may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it as an FNBPA shareholder.

The financial interests of FNBPA’s executive officers and directors in the merger include the following:

•	R. Keith Fortner, FNBPA’s Chairman, President and Chief Executive Officer, will receive a cash payment equal to 2.99 times the total of his highest annual salary and bonus in the past three years, payable in two installments, as well as the same level of life, disability, medical/health and other health and welfare benefits that he received during the past year for a period lasting three years after the merger;
•	Martin L. Moses, FNBPA’s Executive Vice President and director, will receive a cash payment equal to 2.5 times the total of his highest annual salary and bonus in the past three years, payable in two installments, as well as the same level of life, disability, medical/health and other health and welfare benefits that he received during the past year for a period lasting three years after the merger;
•	the continued indemnification of current directors and officers of FNBPA and its subsidiaries pursuant to the terms of the merger agreement and providing these individuals with director’s and officer’s liability insurance;
•	the appointment, effective at the completion of the merger, of one director of FNBPA to the board of directors of Juniata and JVB, and the payment of compensation to such individual in accordance with the policies of Juniata, which are described on page 115 under the heading “Information About Juniata — Compensation of Directors”;
•	JVB has entered into an Employment Agreement with Joseph Lashway, Vice President and director of FNBPA, which will become effective when the merger is completed;
•	Juniata and FNBPA have established a bonus fund which will be used to compensate FNBPA and Port Allegany Bank employees for their services through the merger;
•	Mr. Lashway will receive a one-time cash bonus of $10,000 immediately prior to the effectiveness of the merger; and
•	Directors of FNBPA who are not appointed to the Board of Juniata will be invited to participate in an advisory board which will include the payment of meeting fees at the rate of $250 per meeting.

FNBPA’s board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

Holders of FNBPA Common Stock Have Dissenters’ Rights (page 63)

FNBPA shareholders have the right under Pennsylvania law to dissent from the merger agreement and obtain the “fair value” of their shares in cash as determined by an appraisal process in accordance with the procedures under Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law of 1988, as amended, or PBCL. The statutorily determined “fair value” could be more or less then the value of the merger consideration. If you intend to exercise dissenters’ rights, you should read the statute carefully and consult with your own legal counsel. Failure to strictly comply with the procedures set forth in the PBCL will result in the loss of dissenters’ rights. Also, if you exercise dissenters’ rights, you may have taxable income as a result, so you should consult with your own tax advisor if you intend to dissent. See “The Merger —

FNBPA Shareholders Have Dissenters’ Rights in the Merger” and Annex D. Juniata shareholders do not have dissenters’ rights with respect to the merger.

The Rights of FNBPA Shareholders Will Be Governed by Pennsylvania Law and Juniata’s Articles of Incorporation and Bylaws after the Merger (page 186)

The rights of FNBPA shareholders will change as a result of the merger due to differences in Juniata’s and FNBPA’s governing documents. A description of shareholder rights under each of the Juniata and FNBPA governing documents, and the material differences between them, is included in the section entitled “Comparison of Shareholders’ Rights” found on page 186.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 76)

Currently, we expect to complete the merger in the fourth quarter of 2015. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others: approval of the merger by the requisite vote of FNBPA’s and Juniata’s shareholders; the receipt of all required regulatory approvals from the Board of Governors of the Federal Reserve System (“FRB”), Federal Deposit Insurance Corporation (“FDIC”), and the Pennsylvania Department of Banking and Securities (“PDB”); the holders of no more than 15% of the outstanding shares of common stock of FNBPA exercising dissenters’ rights; and the receipt of a legal opinion from Barley Snyder LLP, counsel to Juniata, regarding the tax treatment of the merger. Applications are pending with the FRB, PDB and FDIC.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

No Solicitation of Other Offers (page 74)

FNBPA has agreed that it, its directors and officers and its representatives and advisors will not, between the date of the merger agreement and the date of the special meeting of FNBPA’s shareholders, directly or indirectly:

•	Initiate, solicit, induce or encourage, or take any action to facilitate the making of any inquiry, offer or proposal which constitutes, relates or could reasonably be expected to lead to an alternative acquisition proposal;
•	Respond to any inquiry relating to an alternative acquisition proposal or an alternative acquisition transaction;
•	Recommend or endorse an alternative acquisition transaction;
•	Participate in any discussions or negotiations, or furnish information or data to any person, that may relate to an alternative acquisition proposal;
•	Release anyone from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which either Juniata or FNBPA is a party; or
•	Enter into any agreement, agreement in principle or letter of intent with respect to any alternative acquisition proposal or approve or resolve to approve any alternative acquisition proposal or any agreement, agreement in principle or letter of intent relating to an alternative acquisition proposal.

The merger agreement does not, however, prohibit FNBPA from taking such actions prior to its shareholders’ meeting if its board of directors determines, in good faith, that such discussions or consideration of an alternative acquisition proposal are required for its board of directors to fulfill its fiduciary duties.

For further discussion of the restrictions on solicitation of acquisition proposals from third parties, see “The Merger Agreement — Agreement Not to Solicit Other Offers” beginning on page 74.

Termination of the Merger Agreement (page 77)

We may mutually agree to terminate the merger agreement before completing the merger, even after shareholder approval has been obtained. In addition, (i) either Juniata or FNBPA may decide to terminate the merger agreement if a bank regulator or governmental entity issues a final order that is not appealable prohibiting the merger, (ii) either Juniata or FNBPA may decide to terminate the merger agreement if the shareholders of FNBPA or Juniata fail to adopt the merger agreement at its shareholder meeting, (iii) either Juniata or FNBPA may decide to terminate the merger agreement if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach within 30 days following written notice; and (iv) either FNBPA or Juniata may terminate the merger agreement if the merger has not been completed by April 15, 2016, unless the reason the merger has not been completed by that date is a breach of the merger agreement by the party seeking to terminate the merger agreement.

Juniata may terminate the merger agreement if FNBPA’s board of directors, in connection with the receipt of an alternative acquisition proposal, (1) enters into an acquisition agreement with respect to the alternative acquisition proposal, (2) terminates the merger agreement, (3) fails to make, withdraws, modifies or qualifies its recommendation of the merger agreement in a manner adverse to Juniata, or (4) delivers a written notice to Juniata of its determination to accept the alternative acquisition proposal.

FNBPA may terminate the merger agreement if FNBPA receives an alternative acquisition proposal and delivers a written notice to Juniata of its determination to accept the alternative acquisition proposal.

If the average price of Juniata’s common stock, measured over the 30 trading day period occurring shortly before the closing date of the merger, drops below $14.48 per share and also declines by twenty percent more than the decline in the NBSI between June 26, 2015 and the last trading date in the 30 day period, FNBPA’s board of directors may elect to terminate the merger agreement unless Juniata increases the consideration to at least $10.56 million.

Termination Fee (page 77)

FNBPA will pay Juniata a termination fee of $475,000 in the event that the merger agreement is terminated:

•	By Juniata because FNBPA’s shareholders fail to approve the merger at the special meeting of FNBPA and, prior thereto, there has been a publicly proposed or announced alternative acquisition proposal for FNBPA that is agreed to or consummated within 12 months following termination; or
•	By Juniata because FNBPA has received an alternative acquisition proposal, and FNBPA (1) enters into an acquisition agreement with respect to the alternative acquisition proposal, (2) terminates the merger agreement, (3) fails to make, withdraws, modifies or qualifies its recommendation of the merger agreement in a manner adverse to Juniata, or (4) delivers a written notice to Juniata of its determination to accept the alternative acquisition proposal; or
•	By FNBPA, if FNBPA receives an alternative acquisition proposal and delivers a written notice to Juniata of its determination to accept the alternative acquisition proposal in compliance with all requirements of the merger agreement.

Regulatory Approvals Required for the Merger and the Bank Merger (page 65)

The merger is subject to certain regulatory approvals, including approval of the FRB, FDIC and PDB. As of the date hereof, applications are pending with the FRB, FDIC and PDB.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF JUNIATA (UNAUDITED)
(In thousands of dollars, except per share data)

The following table provides historical consolidated summary financial data for Juniata. The data for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 are derived from Juniata’s audited financial statements for the periods then ended. The results of operations for the six months ended June 30, 2015 and 2014 are unaudited and are not necessarily indicative of the results of operations for the full year or any other interim period.

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Selected Financial Data:
Assets	$487,108	$478,125	$480,529	$448,782	$448,869	$447,433	$435,753
Investments	141,403	156,819	145,629	128,262	124,911	114,077	83,356
Loans	304,123	278,344	294,901	277,798	277,500	289,681	298,102
Allowance for loan losses	(2,315)	(2,358)	(2,380)	(2,287)	(3,281)	(2,931)	(2,824)
Goodwill	2,046	2,046	2,046	2,046	2,046	2,046	2,046
Deposits	378,766	393,329	380,884	379,645	386,751	386,665	376,790
Short-term borrowings	29,376	6,061	20,544	13,797	5,436	3,500	3,314
Long-term debt	22,500	22,500	22,500	—	—	—	—
Stockholders’ equity	50,102	51,046	49,856	49,984	50,297	49,720	49,976
Selected Operating Data:
Net interest income	$7,385	$7,051	$14,334	$13,834	$14,522	$15,442	$16,072
Provision for loan losses	162	137	357	415	1,411	364	741
Net interest income after provision for loan losses	7,223	6,914	13,977	13,419	13,111	15,078	15,331
Non-interest income	2,130	2,090	4,334	4,233	4,592	3,946	3,855
Non-interest expense	7,225	6,737	13,570	13,146	13,077	12,802	12,641
Income before income taxes	2,128	2,267	4,741	4,506	4,626	6,222	6,545
Provision for income taxes	203	201	525	505	978	1,542	1,630
Net income	$1,925	$2,066	$4,216	$4,001	$3,648	$4,680	$4,915
Per Common Share:
Basic earnings	$0.46	$0.49	$1.01	$0.95	$0.86	$1.10	$1.14
Diluted earnings	0.46	0.49	1.01	0.95	0.86	1.10	1.14
Dividends declared	0.44	0.44	0.88	0.88	0.88	0.86	0.82
Book value	11.96	12.18	11.91	11.91	11.92	11.76	11.74
Earnings Performance Ratios:
Return on average assets	0.81%	0.89%	0.90%	0.89%	0.80%	1.05%	1.12%
Return on average equity	7.68%	8.20%	8.31%	8.07%	7.33%	9.29%	9.70%
Net interest margin (FTE basis)	3.54%	3.49%	3.48%	3.53%	3.68%	3.97%	4.24%

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FNBPA (UNAUDITED)

The following table provides historical consolidated summary financial data for FNBPA. The data for the years ended December 31, 2014, and 2013 are derived from FNBPA’s audited financial statements for the periods then ended. The results of operations for the six months ended June 30, 2015 and 2014 are unaudited and are not necessarily indicative of the results of operations for the full year or any other interim period.

	As of or for the Six Months Ended June 30,		As of or for the Years Ended December 31,
	2015	2014	2014	2013
	(dollars in thousands, except per share data)
Income Statement Data
Interest and dividend income	$1,650	$1,762	$3,474	$3,645
Interest expense	146	184	351	488
Net interest income	1,504	1,578	3,123	3,157
Provision for loan losses	—	—	11	32
Net interest income after provision for loan losses	1,504	1,578	3,112	3,125
Other operating income	168	166	411	430
Other operating expense	1,353	1,309	2,655	2,444
Income before income taxes	319	435	868	1,111
Income tax expense	26	43	94	166
Net income	$293	$392	$774	$945
Per Share Data
Net earnings basic	$1.12	$1.49	$2.95	$3.60
Weighted average common shares outstanding basic	262	262	262	262
Balance Sheet Data
Assets	$91,891	$91,698	$89,303	$90,445
Investment securities	38,348	39,465	37,520	39,859
Loans, net	46,856	45,198	45,618	44,263
Deposits	79,991	80,243	77,429	79,801
Other liabilities	1,679	883	1,643	843
Shareholders’ equity	10,221	10,572	10,231	9,800
Shares outstanding	262	262	262	262
Performance Ratios
Return on average assets	0.61%	0.83%	0.82%	0.98%
Return on average shareholders’ equity	5.70%	7.71%	7.41%	9.91%
Net interest margin	3.44%	3.68%	3.63%	3.54%
Noninterest expense as a percentage of average assets	2.82%	2.78%	2.81%	2.53%
Efficiency ratio	80.93%	75.06%	75.16%	68.12%
Asset Quality
Allowance for loan losses to loans	1.15%	1.25%	1.22%	1.28%
Net charge-offs to average loans outstanding	0.07%	0.00%	0.05%	0.05%
Non-performing loans to total loans	1.89%	2.12%	1.83%	2.69%
Allowance for loan losses to non-performing assets	51.03%	48.27%	54.99%	39.97%
Liquidity and Capital Ratios
Average loans to average deposits	57.68%	56.22%	57.16%	55.56%
Average equity to average assets	10.70%	10.79%	11.04%	9.86%
Tier 1 leverage ratio	10.03%	11.45%	11.57%	11.14%
Tier 1 risk based capital ratio	18.84%	23.83%	24.19%	23.67%
Total risk based capital ratio	19.90%	25.08%	25.44%	24.96%

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated balance sheet and income statement for June 30, 2015 and December 31, 2014 illustrate the effect of the proposed merger of Juniata and FNBPA. As required by FASB ASC Topic 805 — Business Combinations, we have used the acquisition method of accounting and adjusted the acquired assets and assumed liabilities of FNBPA to fair value as of the balance sheet date. Under this method, we will record FNBPA’s assets and liabilities as of the date of the acquisition at their respective fair values and add them to those of Juniata. We will record in goodwill any difference between the purchase price for FNBPA and the fair value of the identifiable net assets acquired (including core deposit intangibles). We will not amortize the goodwill that results from the acquisition, if any, but will review it for impairment at least annually. To the extent there is an impairment of the goodwill, we will expense the impairment. We will amortize to expense core deposit and other intangibles with definite useful lives that we record in conjunction with the merger. Consolidated financial statements that Juniata issues after the merger will reflect the results attributable to the acquired operations of FNBPA beginning on the date of completion of the merger.

In connection with the merger, Juniata and FNBPA are currently working to further develop their preliminary plans to combine their operations. During the next several months, we expect to refine the specific details. We are currently in the process of assessing the two companies’ personnel, benefit plans, premises, equipment, computer systems, and service contracts to determine where we may take advantage of redundancies. We will record cost associated with such decisions and any other acquisition related costs as incurred and have not included them in the pro forma adjustments to the pro forma combined consolidated statements of income.

The following unaudited pro forma combined consolidated financial information assumes that 85% of the outstanding shares of FNBPA will be exchanged for Juniata common stock at an exchange ratio of 2.7813 shares of Juniata common stock for every share of FNBPA common stock and that 15% of the outstanding shares of FNBPA common stock will be exchanged for cash consideration of $50.34 cash per share of FNBPA common stock. Utilizing the exchange ratio of 2.7813 and assuming that 85% of FNBPA common stock is exchanged for Juniata common stock, it is anticipated that FNBPA common shareholders will own approximately 12.9% of the voting stock of Juniata after the merger.

The unaudited pro forma combined consolidated financial information is based upon the assumption that a total of 262,352 shares of FNBPA common stock will be outstanding immediately prior to the completion of the merger, and utilizes the FNBPA exchange ratio of 2.7813 for 85% of common stock and cash of $50.34 for the remaining 15% of FNBPA shares, which will result in 620,227 shares of Juniata common stock being issued in the transaction.

The following unaudited pro forma combined consolidated financial statements as of June 30, 2015 and December 31, 2014 combine the historical consolidated financial statements of Juniata and FNBPA. The unaudited pro forma combined consolidated financial statements give effect to the proposed merger as if the merger occurred on June 30, 2015 with respect to the combined consolidated balance sheet, and at the beginning of the applicable period, for the six months ended June 30, 2015 and for the year ended December 31, 2014, with respect to the combined consolidated income statement.

The notes to the unaudited pro forma combined consolidated financial statements describe the pro forma amounts and adjustments presented below. THIS PRO FORMA DATA IS NOT NECESSARILY INDICATIVE OF THE OPERATING RESULTS THAT JUNIATA WOULD HAVE ACHIEVED HAD IT COMPLETED THE MERGER AS OF THE BEGINNING OF THE PERIOD PRESENTED AND SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF FUTURE OPERATIONS.

The unaudited pro forma combined consolidated financial information presented below is based on, and should be read together with, the historical financial information that Juniata and FNBPA have included in this joint proxy statement/prospectus as of and for the indicated periods.

SELECTED UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL DATA
(In thousands, except per share data)

	As of or for the Six Months Ended June 30, 2015	As of or for the Year Ended December 31, 2014
Combined consolidated statement of income(1):
Net interest income	$8,902	$17,483
Provision for loan losses	162	368
Net interest income after provision for loan losses	8,740	17,115
Non-interest income	2,299	4,745
Non-interest expense	8,672	16,412
Income before income taxes	2,367	5,448
Provision for income taxes	202	564
Net income	$2,165	$4,884
Per Common Share:
Basic earnings	$0.45	$1.01
Diluted earnings	$0.45	$1.01
Selected combined consolidated balance sheet items(1):
Securities available for sale	$174,322
Total loans, net	348,864
Total assets	580,107
Total deposits	458,809
Borrowings	51,876
Equity	61,328

(1)	The selected pro forma combined consolidated balance sheet items for Juniata and FNBPA include estimated fair value purchase accounting adjustments to assets and liabilities of FNBPA and costs directly attributable to the transaction. The selected unaudited pro forma combined consolidated statements of income do not include anticipated merger-related expenses or cost savings from the merger.

PRO FORMA COMBINED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2015
Unaudited (In thousands, except for per share data)

	Juniata	FNBPA	Combined	Pro Forma Adjustments	F/N	Pro Forma Combined
ASSETS
Cash and due from banks	$7,746	$1,759	$9,505	$—		$9,505
Interest bearing deposits with banks	247	—	247	—		247
Federal funds sold	—	2,680	2,680	—		2,680
Cash and cash equivalents	7,993	4,439	12,432	—		12,432
Interest bearing time deposits with banks	—	350	350	—		350
Securities available for sale	138,348	38,258	176,606	(2,284)	(3)(11)	174,322
Restricted investment in bank stocks	3,055	90	3,145	—		3,145
Investment in unconsolidated subsidiary	4,457	—	4,457	—		4,457
Total loans	304,123	47,402	351,525	(346)	(1)	351,179
Less: Allowance for loan losses	(2,315)	(546)	(2,861)	546	(2)	(2,315)
Total loans, net of allowance for loan losses	301,808	46,856	348,664	200		348,864
Premises and equipment, net	6,453	672	7,125	—		7,125
Other real estate owned	558	172	730	—		730
Bank owned life insurance and annuities	14,997	—	14,997	—		14,997
Investment in low income housing partnership	3,608	—	3,608	—		3,608
Core deposit intangible	52	—	52	1,029	(5)	1,081
Goodwill	2,046	—	2,046	2,443	(4)	4,489
Mortgage servicing rights	204	—	204	—		204
Accrued interest receivable and other assets	3,529	1,054	4,583	(280)	(6)	4,303
Total assets	$487,108	$91,891	$578,999	$1,108		$580,107
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits:
Non-interest bearing	$79,043	$18,352	$97,395	$—		$97,395
Interest bearing	299,723	61,639	361,362	52	(7)	361,414
Total deposits	378,766	79,991	458,757	52		458,809
Securities sold under agreements to repurchase	3,926	—	3,926	—		3,926
Short-term borrowings	25,450	—	25,450	—		25,450
Long-term debt	22,500	—	22,500	—		22,500
Other interest bearing liabilities	1,430	—	1,430	—		1,430
Accrued interest payable and other liabilities	4,934	1,679	6,613	51	(8)	6,664
Total liabilities	437,006	81,670	518,676	103		518,779
Stockholders’ Equity:
Total stockholders’ equity	50,102	10,221	60,323	1,005	(9)	61,328
Total liabilities and stockholders’ equity	$487,108	$91,891	$578,999	$1,108		$580,107
Per Share Data:
Common shares outstanding	4,190,683	262,352	4,453,035	357,875		4,810,910
Book value per common share	$11.96	$38.96				$12.75
Tangible book value per common share	$11.45	$38.96				$11.59

PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2015
Unaudited (in thousands, except for share and per share data)

	Juniata	FNBPA	Combined	Pro Forma Adjustments	F/N	Pro Forma Combined
Interest income:
Loans, including fees	$7,095	$1,189	$8,284	$15	(1)	$8,299
Taxable securities	1,118	221	1,339	(15)	(11)	1,324
Tax-exempt securities	232	236	468	—		468
Other interest income	1	4	5	—		5
Total interest income	8,446	1,650	10,096	—		10,096
Interest expense:
Deposits	894	146	1,040	(13)	(7)	1,027
Securities sold under agreements to repurchase	2	—	2	—		2
Short-term borrowings	21	—	21	—		21
Long-term debt	136	—	136	—		136
Other interest bearing liabilities	8	—	8	—		8
Total interest expense	1,061	146	1,207	(13)		1,194
Net interest income	7,385	1,504	8,889	13		8,902
Provision for loan losses	162	—	162	—		162
Net interest income after provision for loan losses	7,223	1,504	8,727	13		8,740
Non-interest income:
Customer service fees	753	72	825	—		825
Debit card fee income	424	—	424	—		424
Earnings on bank owned life insurance and annuities	182	—	182	—		182
Trust fees	165	—	165	—		165
Commissions from sales of non-deposit products	208	—	208	—		208
Income from unconsolidated subsidiary	111	—	111	—		111
Fees derived from loan activity	86	—	86	—		86
Mortgage banking income	114	—	114	—		114
Net Loss on sales or calls of securities	(16)	—	(16)	—		(16)
Other non-interest income	103	96	199	—		199
Total non-interest income	2,130	168	2,298	—		2,298
Non-interest expense:
Employee compensation and benefits	3,987	733	4,720	—		4,720
Occupancy and equipment	796	187	983	—		983
Data processing expense	777	—	777	—		777
Director compensation	103	13	116	—		116
Professional fees	214	99	313	—		313
Taxes, other than income	181	38	219	—		219
FDIC Insurance premiums	162	32	194	—		194
Gain on sales of other real estate owned	(5)	—	(5)	—		(5)
Amortization of intangibles	22	—	22	93	(5)	115
Amortization of investment in low-income housing partnership	239	—	239	—		239
Other non-interest expense	749	251	1,000	—		1,000
Total non-interest expense	7,225	1,353	8,578	93		8,671
Income before income taxes	2,128	319	2,447	(80)		2,367
Provision for income taxes	203	26	229	(27)	(10)	202
Net income	$1,925	$293	$2,218	$(53)		$2,165
Earnings per share
Basic	$0.46	$1.12	$0.50		(11)	$0.45
Diluted	$0.46	$1.12	$0.50		(11)	$0.45
Weighted average basic shares outstanding	4,188,265	262,352	4,450,617			4,808,492
Weighted average diluted shares outstanding	4,189,304	262,352	4,451,656			4,809,531

PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2014
Unaudited (In thousands, except for share and per share data)

	Juniata	FNBPA	Combined	Pro Forma Adjustments	F/N	Pro Forma Combined
Interest income:
Loans, including fees	$14,465	$2,426	$16,891	$30	(1)	$16,921
Taxable securities	1,950	482	2,432	(30)	(11)	2,402
Tax-exempt securities	513	558	1,071	—		1,071
Other interest income	4	8	12	—		12
Total interest income	16,932	3,474	20,406	—		20,406
Interest expense:
Deposits	2,356	351	2,707	(26)	(7)	2,681
Securities sold under agreements to repurchase	4	—	4	—		4
Short-term borrowings	15	—	15	—		15
Long-term debt	207	—	207	—		207
Other interest bearing liabilities	16	—	16	—		16
Total interest expense	2,598	351	2,949	(26)		2,923
Net interest income	14,334	3,123	17,457	26		17,483
Provision for loan losses	357	11	368	—		368
Net interest income after provision for loan losses	13,977	3,112	17,089	26		17,115
Non-interest income:
Customer service fees	1,278	162	1,440	—		1,440
Debit card fee income	847	—	847	—		847
Earnings on bank owned life insurance and annuities	391	—	391	—		391
Trust fees	438	—	438	—		438
Commissions from sales of non-deposit products	352	—	352	—		352
Income from unconsolidated subsidiary	236	—	236	—		236
Fees derived from loan activity	202	—	202	—		202
Mortgage banking income	214	—	214	—		214
Net Gain on sales or calls of securities	9	39	48	—		48
Gain from life insurance proceeds	165	—	165	—		165
Other non-interest income	202	210	412	—		412
Total non-interest income	4,334	411	4,745	—		4,745
Non-interest expense:
Employee compensation and benefits	7,320	1,369	8,689	—		8,689
Occupancy and equipment	1,463	358	1,821	—		1,821
Data processing expense	1,545	—	1,545	—		1,545
Director compensation	205	—	205	—		205
Professional fees	396	207	603	—		603
Taxes, other than income	340	86	426	—		426
FDIC Insurance premiums	310	63	373	—		373
Loss on sales of other real estate owned	22	—	22	—		22
Amortization of intangibles	45	—	45	187	(5)	232
Amortization of investment in low-income housing partnership	479	—	479	—		479
Other non-interest expense	1,445	572	2,017	—		2,017
Total non-interest expense	13,570	2,655	16,225	187		16,412
Income before income taxes	4,741	868	5,609	(161)		5,448
Provision for income taxes	525	94	619	(55)	(10)	564
Net income	$4,216	$774	$4,990	$(106)		$4,884
Earnings per share
Basic	$1.01	$2.95	$1.12		(11)	$1.01
Diluted	$1.01	$2.95	$1.12		(11)	$1.01
Weighted average basic shares outstanding	4,192,761	262,352	4,455,113			4,812,988
Weighted average diluted shares outstanding	4,193,129	262,352	4,455,481			4,813,356

SUMMARY OF PURCHASE PRICE CALCULATION AND RESULTING GOODWILL
AND RECONCILIATION OF PRO FORMA SHARES OUTSTANDING AT JUNE 30, 2015
Unaudited (In thousands, except share and per share data)

Purchase Price Consideration in Common Stock
FNBPA shares outstanding to be exchanged	222,999
Exchange ratio	2.7813
Juniata shares to be issued	620,227
Value assigned to FNBPA shares	$18.10
Purchase price assigned to FNBPA shares exchanged for Juniata		$11,226
FNBPA shares to be converted to cash	39,353
Per share value assigned to FNBPA shares to be converted to cash consideration	$50.34
Purchase price assigned to FNBPA shares exchanged for cash		1,981
Total purchase price		$13,207
Net Assets Acquired
FNBPA stockholders’ equity	$10,221
Estimated adjustments to reflect assets acquired at fair value
Loans
Impaired loan credit mark	(200)
Non-impaired loan credit mark and yield adjustment	(146)
Allowance for loan losses	546
Securities mark	(303)
Core deposit intangibles	1,029
Deferred tax assets	(280)
Estimated adjustments to reflect liabilities acquired at fair value:
Time deposits	(52)
Unfunded pension liability and post-retirement benefits adjustment	(51)
		10,764
Goodwill		$2,443
Reconcilement of Pro Forma Shares Outstanding
Juniata shares outstanding		4,190,683
FNBPA shares outstanding	262,352
Estimated percentage of FNBPA shares to be exchanged	85%
Estimated shares to be exchanged	222,999
Exchange ratio	2.7813
Estimated FNBPA shares exchanged for Juniata shares		620,227
Total pro forma shares		4,810,910
Percentage ownership for Juniata		87.1%
Percentage ownership for FNBPA		12.9%

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(1)	FNBPA’s loan receivable adjustments include: (a) a fair value premium on non-impaired loans of $200,000 to reflect fair value of loans based on current interest rates of similar loans to be substantially recognized over approximately 8 years using an amortization method based upon the expected life of the loans and is expected to decrease pro forma pre-tax interest income by $25,000 in the first year following consummation of the merger; and (b) loan credit mark-downs on non-impaired and impaired loans of $346,000 and $200,000, respectively, 60% of which is expected to be recovered into interest income over approximately 6 years, with $55,000 being recognized in the first year following consummation of the merger.
(2)	Reversal of FNBPA’s allowance for loan losses of $546,000 in accordance with acquisition method of accounting for the merger.
(3)	Adjustment of $303,000 to reflect the decrease in fair value for FNBPA’s investment securities. Pro forma securities interest income will not be affected by this adjustment.
(4)	Goodwill is created when the purchase price consideration exceeds the fair value of the net assets acquired, which for purposes of this analysis is as of June 30, 2015 creating goodwill of $2.443 million. Juniata will determine the final allocation of the purchase price after completion of additional analysis to determine the fair values of FNBPA tangible and identifiable intangible assets and liabilities as of the date of merger. Changes in the fair value of the net assets of FNBPA as of the date of the merger will likely change the amount of the purchase price allocable to goodwill. The further refinement of transaction costs, changes in FNBPA shareholders’ equity including net income between June 30, 2015 and the date of the merger will likely change the amount of goodwill recorded. Juniata has prepared the pro forma consolidated financial information to include the estimated adjustments necessary to record the assets and liabilities of FNBPA at their respective fair values and represents management’s best estimate based upon the information available at this time. The pro forma adjustments included herein are subject to change as additional information becomes available as we perform additional analysis. Furthermore, Juniata will determine the final allocation of the acquisition price after completion of merger. The final acquisition accounting adjustments may be materially different from the pro forma adjustment presented herein. Increases or decreases in the fair value of certain balance sheet amounts including loans, securities, deposits and related intangibles and debt will result in adjustments to the consolidated balance sheet and statement of income. Such adjustments, when compared to the information shown in this document, may change the amount of the purchase price allocated to goodwill while changes to other assets and liabilities may impact the consolidated statement of income due to adjustments in the yield and/or amortization/accretion of the adjusted assets and liabilities.
(5)	A premium adjustment of $1,029,000 to record a core deposit intangible of acquired FNBPA deposit liabilities to reflect the fair value of and the related amortization using an accelerated method based upon an expected life of 10 years. The amortization of the core deposit intangible is expected to decrease pro forma pre-tax noninterest expense by $187,000 in the first year following consummation.
(6)	Adjustment to reflect FNBPA net deferred tax at a rate of 34% related to fair value adjustments on the balance sheet and a statutory tax rate of 34% for book tax expense. We have not taken a tax benefit for certain combined obligations and costs that we do not consider tax deductible. Deferred tax assets of FNBPA were recognized based on management’s assessment that it was more likely than not that these items would be realized.
(7)	A fair value adjustment of $52,000 to reflect the fair value of certain FNBPA interest-bearing time deposit liabilities based on current interest rates for similar instruments. The adjustment will be recognized using an amortization method based upon the estimated maturities of the deposit liabilities. The adjustment is expected to decrease pro forma pre-tax interest expense by $26,000 in the first year following consummation of the merger.
(8)	Includes an unfunded pension liability adjustment of $663,000 for a partially-frozen FNBPA defined benefit pension plan offset by an adjustment of $714,000 for a discontinued post-retirement benefit plan.
(9)	Elimination of FNBPA’s historical shareholders’ equity consisting of $410,000 common stock, $775,000 in surplus, $9.991 million in retained earnings, and accumulated other comprehensive loss of $955,000, in exchange for $1.00 par value Juniata common stock valued at $11.2 million.
(10)	Tax adjustments are calculated at Juniata’s statutory tax rate of 34%.
(11)	The combined pro forma financial information assumes that 15% of FNBPA shareholders elect to receive the cash consideration of $50.34 per share, totaling $1.981 million. It is assumed that the funding for this cash portion of the consideration will become available through cash flows from maturing investment securities near the merger settlement date. Assuming a reinvestment a rate of 1.50%, it is estimated that pro forma interest income will be decreased by $30,000 the first year following consummation of the merger.
The merger agreement sets a range of a minimum of 15% cash and a maximum of 25% cash, so the amount of resulting cash and equity may vary from the assumption used in developing the pro forma. If 25% of FNBPA shareholders elect to receive cash consideration, the funding from cash flows derived from the investment portfolio would increase to $3.302 million. Likewise, combined equity would change to $60.007 million, with 547,259 shares issued. The pro forma diluted earnings per share for the six months ended June 30, 2015 and year ended December 31, 2014 would increase to $0.46 and $1.03, respectively.

COMPARATIVE PER SHARE DATA (UNAUDITED)
(In dollars)

The following table sets forth certain historical Juniata and FNBPA per share data. This data should be read together with Juniata’s and FNBPA’s historical consolidated financial statements and notes thereto, included elsewhere in this document. Please see “Information About Juniata Valley Financial Corp.” beginning on page 95, “Information about FNBPA” beginning on page 165, and “Where You Can Find More Information” beginning on page 189. The per share data is not necessarily indicative of the operating results that Juniata would have achieved had it completed the merger as of the beginning of the periods presented and should not be considered as representative of future operations.

	As of or for the Six Months Ended June 30, 2015	As of or for the Year Ended December 31, 2014
Comparative Per Share Data:
Basic and diluted net income per common share:
Juniata historical	$0.46	$1.01
FNBPA historical	1.12	2.95
Pro forma combined(1)(2)	0.45	1.01
Pro forma equivalent for one share of FNBPA common stock(3)	1.25	2.81
Book value per common share:
Juniata historical	$11.96	$11.91
FNBPA historical	38.96	39.00
Pro forma combined(1)(2)	12.75	12.71
Pro forma equivalent for one share of FNBPA common stock(3)	35.46	35.35
Tangible book value per common share:
Juniata historical	$11.45	$11.40
FNBPA historical	38.96	39.00
Pro forma combined(1)(2)	11.59	11.54
Pro forma equivalent for one share of FNBPA common stock(3)	32.24	32.10
Dividends declared per share:
Juniata historical	$0.44	$0.88
FNBPA historical	0.60	1.65
Pro forma combined(1)(2)	0.44	0.88
Pro forma equivalent for one share of FNBPA common stock(3)	1.22	2.45

(1)	The pro forma combined basic earnings and diluted earnings of Juniata’s common stock is based on the pro forma combined net income per common share for Juniata and FNBPA divided by the pro forma common shares or diluted common shares of the combined entity, assuming 85% of the outstanding shares of FNBPA common stock are exchanged for Juniata common stock at an exchange ratio of 2.7813 shares of Juniata common stock for each share of FNBPA common stock in accordance with the merger agreement. The pro forma information includes adjustments related to the estimated fair value of assets and liabilities and is subject to adjustment as additional information becomes available and as additional analysis is performed. The pro forma information does not include anticipated cost savings or revenue enhancements.
(2)	The pro forma combined book value of Juniata’s common stock is based on pro forma combined common shareholders’ equity of Juniata and FNBPA divided by total pro forma common shares of the combined entities, assuming 85% of the outstanding shares of FNBPA common stock are exchanged for Juniata common stock at an exchange ratio of 2.7813 shares of Juniata common stock for each share of FNBPA common stock in accordance with the merger agreement. The unaudited pro forma combined information does not include anticipated cost savings or revenue enhancements.
(3)	The pro forma equivalent per share amount is calculated by multiplying the pro forma combined per share amount by an assumed exchange ratio of 2.7813, assuming 85% of the outstanding shares of FNBPA common stock are exchanged for Juniata common stock at an exchange ratio of 2.7813 shares of Juniata common stock for each share of FNBPA common stock in accordance with the merger agreement.

RISK FACTORS

In considering whether to vote in favor of the proposal to adopt the merger agreement, you should consider all of the information included in this document and its annexes and all of the information included in the documents we have incorporated by reference. In particular, you should consider the following risk factors.

Shares of Juniata common stock will lack a significant trading market.

Shares of Juniata common stock are quoted on the OTC Pink Marketplace and will not be traded on any national securities exchange (such as NASDAQ or NYSE). Therefore, Juniata’s common stock should be considered illiquid. We do not currently intend to apply for listing of Juniata common stock on a national securities exchange. While Juniata common stock has active market makers, there is no assurance that an active trading market in Juniata’s common stock will develop or, if such a market develops, that it will be sustained. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the common stock, and the common stock may not be suitable for margin loans, for investment by financial institutions, as consideration in future acquisition transactions or other purposes.

The market price of Juniata common stock after the merger may be affected by factors different from those affecting the shares of Juniata or FNBPA currently.

The markets of Juniata and FNBPA differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock after the merger may be affected by factors different from those currently affecting the independent results of operations and market prices of Juniata and FNBPA. For a discussion of the business and markets of Juniata and FNBPA, see “Information About Juniata Valley Financial Corp.” beginning on page 95 and “Information About FNBPA Bancorp, Inc.” beginning on page 165.

Shareholders of both Juniata and FNBPA will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

When the merger occurs, the percentage ownership of every shareholder in the combined organization will be smaller than the shareholder’s percentage ownership of Juniata or FNBPA, respectively, prior to the merger. Assuming FNBPA shareholders elect to receive cash for 25% of the outstanding FNBPA shares, upon completion of the merger, current FNBPA shareholders will own approximately 11.6% of the outstanding shares of Juniata common stock, and current Juniata shareholders will own approximately 88.4%. Conversely, assuming FNBPA shareholders elect to receive cash for 15% of the outstanding FNBPA shares, upon completion of the merger, current FNBPA shareholders will own approximately 12.9% of the outstanding shares of Juniata common stock, and current Juniata shareholders will own approximately 87.1%.

The exchange ratio for the conversion of FNBPA stock into Juniata stock will not be adjusted in the event that the price of Juniata common stock declines before the merger is completed, except in certain limited circumstances. As a result, the value of the shares of Juniata common stock at the time FNBPA shareholders receive them could be less than the equivalent value (taking into consideration the applicable exchange ratio) of those shares today and on the date of the shareholder meeting.

In the merger, shareholders of FNBPA will be entitled to exchange each share of FNBPA stock owned for either 2.7813 shares of Juniata common stock or $50.34 in cash. The exchange ratio is fixed. However, if the average price of Juniata’s common stock, measured over the 30 trading day period occurring shortly before the closing date of the merger, drops below $14.48 per share and also declines by twenty percent more than the decline in the NBSI between June 26, 2015 and the last trading date in the 30 day period, FNBPA’s board of directors may elect to terminate the merger agreement unless Juniata increases the merger consideration to at least $10.56 million. As a result, except in the limited instance just described, the exchange ratio will not be adjusted as a result of any change in the market price of Juniata common stock between the date of this proxy statement/prospectus and the date FNBPA shareholders receive shares of Juniata common stock in exchange for their shares. The market price of Juniata common stock will likely be different, and may be lower or higher, on the date shareholders receive their shares of Juniata common stock than the market price of Juniata common stock on the date of this proxy statement/prospectus. Differences in the market price of Juniata common stock may be the result of changes in the business, operations or prospects of Juniata, market reactions to the proposed merger, regulatory considerations, general market and economic conditions or other factors. If the market price of Juniata common stock declines after FNBPA shareholders vote, the value of the stock portion of the merger consideration shareholders will be receiving will be less than the value of such consideration at the time of the vote unless the adjustment provision described above is triggered, and Juniata elects to modify the exchange ratio.

Future issuances of Juniata equity securities could dilute shareholder ownership and voting interest.

Juniata’s Articles of Incorporation authorize the issuance of up to 20,000,000 shares of common stock and 500,000 shares of preferred stock. Any future issuance of equity securities by Juniata may result in dilution in the percentage ownership and voting interest of Juniata shareholders. Also, any securities Juniata sells in the future may be valued differently, and the issuance of equity securities for future services, acquisitions or other corporate actions may have the effect of diluting the value of the shares held by Juniata shareholders. As noted under the caption “Comparison of Shareholders’ Rights, ” Juniata shareholders do not have any preemptive rights to acquire additional shares in the event of future issuances of equity by Juniata.

There is no assurance that Juniata will continue paying dividends at the current rate.

Juniata’s board of directors has adopted a current dividend practice for the payment of a quarterly cash dividend. Juniata paid an annual dividend of $0.88 per share of common stock for the year ended December 31, 2014. This practice can be changed at any time at the discretion of Juniata’s board of directors, and Juniata’s common shareholders will have no contractual or other legal right to dividends. In addition, the other risk factors described in this section could materially reduce the cash available from operations and these outcomes could cause capital not to be available when needed in an amount sufficient to support Juniata’s dividend practice. The amount of dividends that Juniata may distribute will also be subject to restrictions under Pennsylvania law and applicable bank regulatory provisions. If Juniata’s board of directors were to adopt a change to Juniata’s current dividend practice that resulted in a reduction in the amount of dividends, such change could have a material and adverse effect on the market price of Juniata’s common stock. In the merger agreement, Juniata represented that it has no current intention of changing its dividend practices.

The unaudited pro forma financial data included in this proxy statement/prospectus is preliminary, and Juniata’s actual financial position and results of operations after the merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.

The unaudited pro forma financial data in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The pro forma financial data reflect adjustments, which are based upon preliminary estimates, to record identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities as of the date of the completion of the merger. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this document.

The merger agreement limits FNBPA’s ability to pursue alternatives to the merger and, in certain circumstances, requires the payment of a termination fee.

The merger agreement contains “no shop” provisions that, subject to specified exceptions, limit FNBPA’s ability to discuss, facilitate or commit to competing third party proposals to acquire all or a significant part of FNBPA. In addition, a termination fee is payable by FNBPA under certain circumstances, generally involving the consummation of an alternative transaction. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of FNBPA from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share value than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire FNBPA than it might otherwise have proposed to pay. Moreover, under specified circumstances, FNBPA could be required to pay Juniata a termination fee in connection with the termination of the merger agreement due to an alternate transaction. See “The Merger Agreement — Termination Fee.”

The merger is subject to the receipt of consents and approvals from governmental and regulatory entities that may impose conditions that could delay or have an adverse effect on Juniata.

Before the merger may be completed, various waivers, approvals or consents must be obtained from the FRB, FDIC and PDB. Juniata and FNBPA have agreed to use their reasonable best efforts to complete these filings and obtain these waivers, approvals and consents; however, satisfying any requirements of regulatory agencies may delay the date of completion of the merger or such approval may not be obtained at all. In addition, these governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger that could have the effect of delaying completion of the merger or imposing additional costs on, or limiting the revenues of, Juniata following the merger, any of which might have an adverse effect on Juniata following the merger. We cannot assure you as to whether these regulatory waivers, approvals and consents will be received, the timing of such or whether any conditions will be imposed. Applications with the FRB, PDB and FDIC are currently pending.

FNBPA’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of FNBPA shareholders.

Executive officers of FNBPA negotiated the terms of the merger agreement. FNBPA’s board of directors approved and adopted the merger agreement and unanimously recommended that FNBPA shareholders vote to adopt the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that FNBPA’s officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of FNBPA’s shareholders. These include:

•	An employment agreement that one executive officer of FNBPA entered into in connection with the merger;
•	Receipt by two executive officers of FNBPA of severance payments upon completion of the merger as specified in their employment agreements;
•	Provisions in the merger agreement relating to indemnification of directors and officers and insurance for directors and officers of FNBPA for events occurring before the merger; and
•	The retention of one director of FNBPA on the Juniata board of directors and the opportunity for the remaining directors to serve on a regional advisory board, with compensation.

These additional interests of FNBPA directors and executive officers may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than a Juniata or FNBPA shareholder may view it.

FNBPA’s board of directors was aware of these interests and took them into account in their decision to adopt the merger agreement. For information concerning these interests, please see the discussion under the caption “The Merger — FNBPA’s Directors and Executive Officers Have Financial Interests in the Merger.”

The shares of Juniata common stock to be received by FNBPA shareholders as a result of the merger will have different rights from the shares of FNBPA common stock.

Upon completion of the merger, FNBPA shareholders who receive Juniata common stock in the merger will become Juniata shareholders. Their rights as shareholders will be governed by Pennsylvania corporate law and the articles of incorporation and bylaws of Juniata. The rights associated with FNBPA common stock are different from the rights associated with Juniata common stock.

Juniata and FNBPA believe that the material differences in such rights are as follows:

•	Juniata’s Articles of Incorporation authorize the issuance of up to five hundred thousand (500,000) shares of preferred stock and FNBPA has no authorized preferred stock.
•	In order to nominate candidates to the board of directors, Juniata’s shareholders are required to notify the secretary of Juniata, in writing, not less than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of shareholders. FNBPA does not have a corresponding notice provision.

•	Amending Articles 7,8,9,10,11 and 12 of Juniata’s Articles of Incorporation requires the affirmative vote of holders of at least eighty-five percent (85%) of the votes which all shareholders are entitled to cast on the matter, but if the amendment is recommended to the shareholders by two-thirds of the whole Board of Directors, then the affirmative vote of the holders of at least two-thirds of the votes which all shareholders are entitled to cast on the matter is required. Amendment of Article 5 requires the affirmative vote of the holders of at least two-thirds of the votes which all shareholders are entitled to cast on the matter. For any other article, the affirmative vote of holders of a majority of the votes cast by all shareholders entitled to vote on the matter is required. There is no express provision relating to the amendment of FNBPA’s articles of incorporation. Therefore, under the Pennsylvania law, an amendment to the articles of incorporation requires the approval of the board of directors and, except in limited cases where a greater vote may be required, the affirmative vote of holders of a majority of the votes cast by all shareholders entitled to vote on the matter.
•	Juniata’s Articles of Incorporation require the affirmative vote of eighty-five percent (85%) of Juniata’s shareholders to approve certain business combinations such as mergers or sales of assets that involve shareholders who own more than 10% of Juniata’s stock. Juniata’s Articles require the affirmative vote of seventy-five percent (75%) of Juniata’s shareholders in order to approve certain business combinations such as mergers or sales of assets that do not involve shareholders who own more than 10% of Juniata’s stock; provided, however, that the affirmative vote of two-thirds of Juniata’s shareholders is required for these transactions approved by Juniata’s Board of Directors. FNBPA’s Articles of Incorporation require the affirmative vote of at least two-thirds of FNBPA’s common stock to approve a merger, consolidation or sale of substantially all of its assets.
•	If the proposal to amend Juniata’s articles of incorporation is adopted, then shareholder approval will not be required to approve certain business combinations such as mergers or sales of assets where Juniata is the acquiring party and not the selling institution in such transactions. Additionally, if the amendment proposal is adopted, then in such transactions where Juniata is the selling institution, and where the transaction is approved by at least 75% of Juniata’s Board of Directors, then the shareholders will only need to approve such a transaction to the extent required by Pennsylvania law. In such cases, Pennsylvania law would require a majority of the votes cast by Juniata’s shareholders. These changes will only take effect once the proposal to amend Juniata’s articles of incorporation is passed, which is a separate proposal from the approval of the merger.
•	Juniata’s bylaws may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares of its common stock or by a majority vote of the members of its Board of Directors at any regular or special meeting thereof duly convened after notice to the directors of that purpose, with the power of the shareholders to change such action of the Board of Directors by the affirmative vote of the holders of two-thirds of the outstanding shares of its common stock. FNBPA’s bylaws may be amended by a majority vote of its Board of Directors.
•	Under the PBCL, certain anti-takeover provisions apply to Pennsylvania “registered corporations.” Juniata is a registered corporation, but has opted out of the anti-takeover provisions relating to control share acquisitions and disgorgement of profits by certain controlling persons. Juniata has not opted out of the anti-takeover provisions relating to business combination transactions with interested shareholders and the rights of shareholders to demand fair value for their stock following a control transaction. FNBPA is not a registered corporation and therefore is not subject to these anti-takeover provisions.

See the section of this proxy statement/prospectus titled “Comparison of Shareholders’ Rights” beginning on page 186 for a complete discussion of the different rights associated with ownership of Juniata common stock.

If the merger is not consummated by April 15, 2016, either Juniata or FNBPA may choose not to proceed with the merger.

Either Juniata or FNBPA may terminate the merger agreement if the merger has not been completed by April 15, 2016, unless the failure of the merger to be completed by such date has resulted from the failure of the party seeking to terminate the merger agreement to perform its obligations.

The fairness opinion obtained by FNBPA from its financial advisor, and the fairness opinion obtained by Juniata from its financial advisor, will not reflect changes in circumstances subsequent to the date of the merger agreement.

Each of Juniata and FNBPA obtained a fairness opinion from its respective financial advisor as of June 26, 2015. Neither FNBPA nor Juniata is required to obtain an updated opinion as of the date of this proxy statement/prospectus from its financial advisor. Changes in the operations and prospects of Juniata or FNBPA, general market and economic conditions and other factors that may be beyond the control of Juniata and FNBPA, and on which either fairness opinion was based, may alter the value of Juniata or FNBPA or the price of shares of Juniata common stock or FNBPA common stock by the time the merger is completed. The respective fairness opinions do not speak to the time the merger will be completed or to any date other than the date of such opinion. As a result, the opinions will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that FNBPA received from its financial advisor, please see “The Merger — Opinion of FNBPA’s Financial Advisor,” beginning on page 47 of this proxy statement/prospectus. For a description of the opinion that Juniata received from its financial advisor, please see “The Merger — Opinion of Juniata’s Financial Advisor,” beginning on page 52 of this proxy statement/prospectus.

We may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the businesses of Juniata and FNBPA. However, to realize these anticipated benefits and cost savings, we must successfully combine the businesses of Juniata and FNBPA. If we are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all, or may take longer to realize than expected. Juniata and FNBPA have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on Juniata and/or FNBPA during the transition period.

If the merger is not completed, Juniata and FNBPA will have incurred substantial expenses without realizing the expected benefits of the merger.

Juniata and FNBPA have incurred substantial expenses in connection with the merger described in this proxy statement/prospectus. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. If the merger is not completed, these expenses would have been expended or would be recognized currently and not capitalized, and Juniata and FNBPA would not have realized the expected benefits of the merger.

The management teams of Juniata and FNBPA may be required to dedicate significant time and effort to the integration of the two companies which could divert their attention from other business concerns.

It is possible that the integration process could result in the diversion of the attention of the management teams of Juniata and FNBPA, the disruption or interruption of, or the loss of momentum in, the ongoing businesses of Juniata and FNBPA or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect Juniata’s ability to maintain relationships with its customers and employees or Juniata’s ability to achieve the anticipated benefits of the merger, or could reduce the earnings or otherwise adversely affect Juniata’s business and financial results.

Each of Juniata and FNBPA will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on each of the parties to the merger agreement. These uncertainties may impair Juniata’s and/or FNBPA’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers and others that deal with each of Juniata and FNBPA to seek to change existing business relationships with them.

Retention of certain FNBPA employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles with Juniata. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to continue with Juniata, Juniata’s business following the merger could be harmed. In addition, the merger agreement restricts each of Juniata and FNBPA from taking specified actions until the merger occurs without the consent of the other. These restrictions may prevent Juniata and/or FNBPA from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Merger Agreement —  Covenants and Agreements” beginning on page 70 of this proxy statement/prospectus for a description of the restrictive covenants to which Juniata and FNBPA are subject under the merger agreement.

Juniata and FNBPA expect to incur non-recurring expenses related to the merger.

Juniata and FNBPA are developing a plan to integrate the operations of Juniata and FNBPA after the merger. In connection with that plan, Juniata and FNBPA anticipate that certain non-recurring charges, such as branding, severance and computer system conversion costs, will be incurred in connection with this integration. Juniata and FNBPA cannot identify the timing, nature and amount of all such charges as of the date of this proxy statement/prospectus. However, any such charges could affect the parties’ respective results of operations in the period in which such charges are recorded.

Future governmental regulation and legislation, including the Dodd-Frank Act and Basel III, could limit the combined company’s future growth.

Following the merger, Juniata and its subsidiaries will be subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of the operations of Juniata. These laws may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance fund. Any changes to these laws may negatively affect Juniata’s ability to expand its services and to increase the value of its business. Additionally, Basel III is being phased in, and a number of provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, remain to be implemented through the rulemaking process at various regulatory agencies. Certain aspects of the new regulations, including, without limitation, higher minimum capital levels, the higher cost of deposit insurance and the costs of compliance with disclosure and reporting requirements that may be issued by the Bureau of Consumer Financial Protection, could have a significant adverse impact on the combined company’s business, financial condition and results of operations. Compliance with Basel III and the Dodd-Frank Act may require us to make changes to our business and operations and will likely result in additional costs and a diversion of management’s time from other business activities, any of which may adversely impact our results of operations, liquidity or financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on Juniata, these changes could be materially adverse to Juniata’s shareholders.

Following the consummation of the merger, investors in the combined company will own an institution with different financial and other characteristics than either Juniata or FNBPA on a standalone basis.

Following the consummation of the merger, current shareholders of Juniata and FNBPA will become shareholders in a combined company that will have different financial and other characteristics than either company had on a standalone basis prior to the merger. For example, the merger will result in a combined company with higher dollar amounts of total assets, risk-based assets and non-performing assets, including non-performing loans and other real estate owned, from the amounts currently existing for each of them individually. If we are unable to successfully combine the businesses of Juniata and FNBPA, our future earnings may be adversely affected, which in turn could adversely impact the amount of capital of the combined company. The merger transaction will also initially result in lower amounts of book value per common share and tangible book value per common share for both Juniata and FNBPA shareholders as set forth in the comparative per share data on page 28, and there can be no assurance that any such book value dilution will be earned back through earnings following completion of the merger.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This proxy statement/prospectus contains a number of forward looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of Juniata, FNBPA and the potential combined company and may include statements for the period following the completion of the merger. Forward looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

The forward looking statements involve certain risks and uncertainties. The ability of either Juniata or FNBPA to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward looking statements include those set forth on page 29 under “Risk Factors,” as well as, among others, the following:

•	completion of the merger is dependent on, among other things, receipt of shareholder and regulatory approvals, the timing of which cannot be predicted with precision and which may not be received at all;
•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•	the integration of FNBPA’s business and operations with those of Juniata may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to FNBPA’s or Juniata’s existing businesses;
•	the anticipated cost savings and other synergies of the merger may take longer to be realized or may not be achieved in their entirety, and attrition in key client, partner and other relationships relating to the merger may be greater than expected;
•	uncertainties associated with defined benefit accounting related to discount rate fluctuations and mortality table changes;
•	the ability to achieve anticipated merger-related operational efficiencies;
•	the ability to enhance revenue through increased market penetration, expanded lending capacity and product offerings;
•	our ability to integrate acquisitions;
•	the strength of the U.S. economy and the local economies where we conduct operations;
•	fluctuations in inflation, interest rates, or monetary policies;
•	changes in the stock market and other capital and real estate markets;
•	legislative or regulatory changes;
•	customer acceptance of third-party products and services;
•	increased competition and its effect on pricing;
•	technological changes;
•	security breaches and computer viruses that may affect our computer systems;
•	changes in consumer spending and savings habits;
•	our growth and profitability; and
•	changes in accounting.

Because these forward looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus.

All subsequent written and oral forward looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Juniata or FNBPA or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, Juniata and FNBPA undertake no obligation to update these forward looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE MERGER

Background of the Merger

FNBPA

FNBPA’s board of directors and senior management team regularly review FNBPA’s strategic goals, business plan and financial performance to evaluate strategic alternatives, make appropriate revisions, monitor performance and identify new opportunities for enhancing shareholder value. In furtherance of this objective, FNBPA’s board of directors, with input from senior management, regularly revisits and refines its long-term and short-term strategic plan. In developing its strategic plan, FNBPA’s primary goals are to maximize shareholder value, provide FNBPA employees with a rewarding work environment, be the financial services provider of choice for customers and prospective customers in the markets it serves, and act as a responsible corporate citizen through active involvement in the communities in which it operates.

During the course of its review, in early 2012 the board of directors recognized that several members of senior management and two directors would be nearing retirement between 2014 and 2018. On June 19, 2012, the FNBPA board of directors formed a Succession Planning Committee comprised of the non-employee directors of the board, the purpose of which was to proactively plan for the anticipated retirements. The committee identified three possible solutions: promote from within the organization; hire an individual from outside the organization; or merge with another institution.

In early 2014, it became evident to senior management and the board of directors that FNBPA would experience significant changes in the short-term, primarily due to factors affecting small financial institutions, generally, such as the adverse effect of increasing regulatory compliance costs, the continued evolution of FNBPA’s customer base towards more electronic-based banking products and the costs and security concerns related thereto, and the adverse impact of the protracted low-interest rate environment on profit margins, as well as factors unique to FNBPA, including the anticipated retirements of R. Keith Fortner, Chairman, President and Chief Executive Officer, in late 2015, and two additional members of senior management (Martin L. Moses, Executive Vice President, and Cynthia Bosworth, Assistant Vice President, Cashier and Branch Administrator) and two other directors of FNBPA by 2018, combined with the continued challenging growth environment in FNBPA’s markets.

The uncertainty created by the foregoing, combined with the strong current and historic financial performance of FNBPA, led the FNBPA board of directors and senior management team to determine it prudent to reach out to its legal counsel, Rhoads & Sinon LLP, to discuss the benefits of and risks associated with obtaining a formal valuation of FNBPA and an analysis of FNBPA’s strategic alternatives from an investment banking firm.

In late July of 2014, representatives of senior management and the board of FNBPA held several discussions with representatives of Rhoads & Sinon regarding obtaining such a valuation and analysis, during which time FNBPA requested, and Rhoads & Sinon provided, the names of several investment banking firms known to Rhoads & Sinon to be capable of performing the desired tasks.

On August 29, 2014, FNBPA director Gary Kelsey contacted the investment banking firm of Boenning & Scattergood, Inc. to discuss whether Boenning would be able and willing to conduct the desired valuation of FNBPA and an analysis of its strategic alternatives.

During a regularly scheduled meeting of the FNBPA board on September 23, 2014, representatives of Boenning discussed with the full board its experience in advising Pennsylvania community banks, and its ability to deliver the desired valuation and analysis. At this meeting, the board authorized senior management of FNBPA to proceed with the negotiation of the engagement of Boenning.

On October 21, 2014, the FNBPA board of directors met with and approved the engagement of Boenning to conduct a valuation of FNBPA and an analysis of FNBPA’s strategic alternatives. Material to its decision to engage Boenning was Boenning’s understanding of FNBPA’s goals and objectives, its experience in advising community banks, and its proven record of success in mergers and acquisitions. Boenning was notified of the board’s decision the same day. On October 24, 2014, FNBPA and Boenning entered into an agreement pursuant to which Boenning agreed to provide the requested valuation and analysis.

From October 24, 2014 through December 2, 2014, representatives of Boenning conducted information gathering and interviewed members of FNBPA’s board of directors and senior management teams in relation to completing its valuation and analysis.

On December 2, 2014, representatives of Boenning presented to the FNBPA board an assessment of FNBPA’s financial condition and future prospects, which included a discussion of the current operating environment for community banks, a review of the financial performance of FNBPA as compared to its peers, an overview of the bank merger and acquisition market, and a financial analysis of FNBPA in order to formulate a valuation range under different scenarios, including remaining independent and a sale of the institution. After considering all of its options, the FNBPA board of directors decided it was in the best interests of FNBPA to explore the possibility of a business combination and identify potential strategic partners. At this meeting, the FNBPA board of directors agreed to engage Boenning as its investment banking firm to represent FNBPA and explore a potential transaction.

From December 3, 2014 through January 4, 2015, members of senior management and the board of directors of FNBPA held several meetings and numerous phone conversations with representatives of Boenning. During this time, FNBPA and Boenning discussed the likelihood of identifying an acceptable strategic partner.

On January 5, 2015, FNBPA and Boenning executed a formal engagement letter pursuant to which FNBPA engaged Boenning to provide financial advisory and investment banking services and move forward in its search for a strategic partner.

On January 23, 2015, FNBPA’s senior management team held a conference call with representatives of Boenning to discuss the preparation of the confidential information memorandum, or CIM, that would be distributed to potential business combination partners.

During January and February of 2015, representatives of FNBPA’s senior management team and Boenning held numerous meetings and phone calls related to the completion of the CIM and the preparation of a list of potential business combination partners.

During the February 23, 2015 regular meeting of the board of directors, representatives of Boenning conducted a presentation including an overview of the current merger and acquisition environment; a review of mid-Atlantic and Pennsylvania bank mergers and acquisitions announced in 2013 and 2014, including transaction values and multiples, a list of potential partners for FNBPA representing a range of asset sizes and pro forma branch maps assuming a combination with each of the identified potential partners. Among other things, the FNBPA board discussed the liquidity, capital levels, operating philosophies and profitability of each prospective partner.

From February 24, 2015 through March 2, 2015, the board of directors and senior management of FNBPA held frequent discussions with representatives of Boenning and Rhoads & Sinon to finalize the CIM.

On March 3, 2015, Boenning, with the approval of FNBPA’s board, began soliciting interest and making contact with forty-seven possible business combination partners. The forty-seven institutions selected were intended to represent an appropriate sampling to best determine the level of interest in FNBPA. The board of directors and Boenning strongly believed it was in the best interests of FNBPA and its shareholders to contact multiple potential partners rather than a select few in order to be reasonably certain potential opportunities were not missed. During this time, twenty-six parties requested and, upon execution of a confidentiality agreement, received a CIM. Each of the interested institutions was given a deadline of March 26, 2015 to provide initial non-binding indications of interest.

On March 27, 2015, Boenning informed FNBPA that it had received initial non-binding indications of interest from eight institutions.

On April 1, 2015, the board of directors of FNBPA held a special meeting at which representatives of Boenning conducted a presentation, including an overview of each of the eight initial non-binding indications of interest. At this meeting, representatives of Rhoads & Sinon reviewed with the FNBPA board of directors their fiduciary duties under Pennsylvania law in connection with a proposed merger. Representatives of Boenning and Rhoads & Sinon responded to questions from the board. At the conclusion of this meeting, the

FNBPA board determined to invite Juniata and one other of the eight institutions that submitted indications of interest (“Institution B”) to conduct on-site due diligence on FNBPA, access information in an electronic data room and participate in management meetings in anticipation of submitting final non-binding indications of interest.

The initial Juniata proposal provided for a fixed exchange ratio comprised of either 100% common stock of Juniata or a mix of stock and up to 15% cash equal to $57.72 per share, representing total consideration of approximately $15.1 million, which was approximately equal to 1.48 times the FNBPA book value per share. The Juniata proposal also provided that one FNBPA board member would be appointed to the Juniata board of directors upon consummation of the transaction.

The initial proposal submitted by Institution B (“Proposal B”) provided for a fixed exchange ratio comprised of 50% common stock and 50% cash equal to $50.70 per share, representing total consideration of approximately $13.3 million, which was approximately equal to 1.3 times the FNBPA book value per share. Proposal B also provided that one FNBPA board member would be appointed to Institution B’s board of directors upon consummation of the transaction.

The proposals submitted by the six institutions that were not invited to conduct on-site due diligence provided for consideration ranging from a low of $11.2 million to a high of $12.3 million, with three of the six proposals being all-cash deals, three of the six proposals not including representation on the acquirer’s board of directors, and four of the six proposals reflecting concerns over market concentration issues.

The primary reasons for the board’s decision to pursue the proposals submitted by Juniata and Institution B over the other six institutions were that the proposals submitted by such institutions represented the two highest prices offered to FNBPA shareholders, included a mix of stock and cash, provided for board representation, and lacked any concerns over market concentration issues that could lead to a delayed regulatory approval process, as well as branch consolidation or divestiture and resultant job loss.

On April 2, 2015, Boenning contacted Juniata and Institution B to inform them that each was invited to conduct on-site due diligence. Each was given a deadline of May 8, 2015 to provide a final non-binding indication of interest. Boenning also informed the other interested institutions of the decision of the board of directors not to pursue their proposals.

From April 23, 2015 through April 28, 2015, Juniata and Institution B conducted on-site due diligence of FNBPA. On May 8, 2015, each party submitted a revised non-binding indication of interest.

During the May 12, 2015 regular meeting of the board of directors, representatives of Boenning conducted a presentation including an overview of the revised non-binding indications of interest received from Juniata and Institution B. Representatives of Rhoads & Sinon participated in the meeting via teleconference.

Juniata’s revised proposal provided for a cash/stock transaction at an exchange ratio of either $50.34 cash or 2.7813 shares of Juniata common stock for each share of FNBPA common stock outstanding, which Boenning reported to the FNBPA board reflected a valuation of FNBPA of approximately $13.2 million. Juniata’s revised proposal indicated that the maximum cash to be paid was 15% of the total merger consideration.

The revised proposal submitted by Institution B provided for a 50/50 cash/stock transaction at an exchange ratio of either $46.44 cash or 1.1005 shares of Institution B common stock for each share of FNBPA common stock outstanding, which Boenning reported to the FNBPA board reflected a valuation of FNBPA of approximately $12.2 million.

Boenning reported that the interested parties cited four factors for the decline in the proposed purchase price from that provided in each party’s initial indication of interest: the downward trend in FNBPA’s earnings; the accounting impact of and costs associated with terminating FNBPA’s defined pension benefit plan in connection with the merger; the large number of positions in and age of FNBPA’s investment portfolio, rendering divestiture difficult; and the likelihood that the net book value of FNBPA’s main office reflects the actual market value.

Following the presentation by Boenning, the FNBPA board was afforded the opportunity to ask questions of Boenning and Rhoads & Sinon. In response to inquiries from the FNBPA board regarding whether to invite the other six institutions back into the process, Boenning reported that, in their opinion, had the other interested parties been invited to conduct on-site due diligence, it is likely that such parties would have reduced their offers as a result of the factors cited by Juniata and Institution B, and reminded the board that, despite the reduction, the Juniata proposal continued to represent the highest purchase price offered by any interested party. After further discussion with representatives of Boenning and Rhoads & Sinon, the board of directors unanimously concluded that Juniata’s proposal was superior and in the best interests of FNBPA. The FNBPA board directed Boenning to request that Juniata increase the purchase price from $50.34 per share to $53.00 per share, increase the maximum cash portion of the merger consideration from 15% to 25% and commit to forming an advisory board to serve the Port Allegany region.

On May 13, 2015, Boenning contacted Ambassador requesting that Juniata revise its proposal as requested by the FNBPA board.

On May 14, 2015, Ambassador informed Boenning that Juniata agreed to increase the maximum cash portion of the consideration from 15% to 25% and would commit to forming an advisory board, but declined to increase the purchase price. On May 14, 2015, Ambassador delivered to Boenning an amendment to Juniata’s revised indication of interest reflecting such commitments.

On May 15, 2015, the FNBPA board held a special meeting at which it unanimously approved the selection of Juniata as its strategic partner and directed Boenning and Rhoads & Sinon to begin the process of negotiating a definitive agreement. Later on May 15, 2015, Boenning informed Ambassador that the FNBPA board selected Juniata with whom to negotiate a definitive agreement and, at the request of Juniata, FNBPA and Juniata executed a forty-five day exclusivity agreement to negotiate a definitive agreement acceptable to both institutions.

From June 4, 2015 to June 23, 2015, Boenning and Rhoads & Sinon, in consultation with the board of directors and senior management of FNBPA, negotiated the terms of the definitive agreement.

On June 8 and 9, 2015, representatives of FNBPA’s senior management, along with representatives of Rhoads & Sinon, conducted on-site reverse due diligence of Juniata.

On June 18, 2015, representatives of Boenning conducted on-site reverse due diligence of Juniata.

The reverse due diligence efforts included a review and analysis of, among other things, Juniata’s loan portfolio, corporate structure, investment holdings, product offerings, policies and procedures, pending legal matters and financial information. Senior management, after consulting with Boenning and Rhoads & Sinon, determined due diligence findings were satisfactory.

During the June 23, 2015 regular meeting of the board of directors of FNBPA, representatives of Rhoads & Sinon reviewed with the FNBPA board the terms and conditions of the proposed definitive agreement and again reminded the directors of their fiduciary duties under Pennsylvania law. Also at this meeting, representatives of Boenning reviewed the financial terms of the transaction with the FNBPA board. Boenning then provided the board of directors with a written fairness opinion stating the exchange ratio expressed in the agreement was fair to FNBPA’s shareholders from a financial point of view. After a comprehensive review of the agreement and further discussion with its legal and financial advisors, and consideration of the factors described under “FNBPA’s Reasons for the Merger” beginning on page 43, the FNBPA board of directors unanimously approved the merger agreement and recommended that FNBPA’s shareholders approve and adopt the merger agreement and all related transactions provided for in the definitive agreement.

On June 26, 2015, FNBPA and Juniata executed the merger agreement and, issued a joint press release announcing the transaction.

Juniata

On March 2, 2015, Juniata was invited by Boenning & Scattergood, Inc., FNBPA’s investment banking firm, to participate in the FNBPA bidding process, and Juniata entered into a confidentiality agreement with Boenning in order to obtain FNBPA’s confidential information memorandum. Juniata engaged Ambassador Financial Group for its assistance in preparing preliminary pro forma projections in order to ascertain whether an acquisition of FNBPA might be beneficial to holders of Juniata common stock. Ambassador worked with Juniata’s CEO and CFO to study the details provided in the confidential information memorandum and develop assumptions for a potential business combination transaction. Ambassador requested additional information from Boenning in order to more fully understand how some of FNBPA’s assets and liabilities would affect the results of a hypothetical business combination. Based on the limited information available, a preliminary pro forma was prepared and Juniata’s management believed that the pro forma was attractive enough to present to Juniata’s Strategic Planning Committee.

On March 11, 2015, a meeting of the Strategic Planning Committee of Juniata’s Board was held to discuss the FNBPA opportunity. At the meeting, management reviewed Juniata’s Strategic and Capital Plans with the Committee; both plans identify acquisitions as strategic priorities in order to grow Juniata’s franchise. In furtherance of this priority, Juniata’s Board had previously concluded that opportunities that are accretive to earnings should be considered. Information regarding the FNBPA franchise was shared with the Committee, including its size, geographic location, financial performance, executive management biographies, market share and local competition. Further, the Committee was presented with a preliminary pro forma that indicated a combination could be beneficial to holders of Juniata common stock; this pro forma had been prepared jointly by Juniata’s management and Ambassador. The Committee discussed the information, with the topic of most concern being the geographic separation between the primary markets of Juniata and FNBPA. The Committee concluded that, with thoughtful use of technology, consistent risk management policies and practices and retention of key FNBPA personnel, the geographic challenges could be lessened. A timeline was presented to the Committee that defined the chain of events that would take place if the decision was made to submit a non-binding indication of interest. It was understood that additional analysis and due diligence needed to be completed before an indication of interest could be developed. It was the consensus of the Committee to develop a non-binding indication of interest that addressed the elements outlined by Boenning in the confidential information memorandum; initial indications of interest were to be delivered by March 26, 2015.

On March 17, 2015, at the regular meeting of Juniata’s Board of Directors, Juniata’s directors were updated by the Strategic Planning Committee on the FNBPA project. The Board directed management to move forward to develop a non-binding indication of interest. The Board further authorized the Strategic Planning Committee to (a) execute an engagement letter with Ambassador Financial Group to act as Juniata’s advisor on the project and (b) authorize the submission of the indication of interest when completed to the Committee’s satisfaction.

On March 18, 2015, the Strategic Planning Committee met with management and Ambassador. Ambassador provided materials that included a summary of FNBPA’s strategic position, management, geographic market, financial performance and condition, and reasons for the sale. Ambassador also provided detail regarding the assumptions used in the model used to determine a recommended offer. Discussion followed regarding accretion to earnings, dilution of pre-closing tangible book value and the “payback period” for tangible book value dilution. Further, the Committee was informed of adjustments to FNBPA’s current book value used in the pro forma presentation, including real estate values, pension liability and other post-retirement obligations. Strategy regarding the proposed bid was discussed as well. The committee was informed that management had conferred with Juniata’s counsel regarding timing of events and filings that would accompany such a transaction and with Juniata’s accountants regarding accounting and audit aspects of the proposed transaction. The Committee approved the issuance of a non-binding indication of interest that included the following primary terms: a per-share price of $57.72, for an aggregate transaction value of $15,142,000; a merger consideration mix of Juniata common stock and up to 15% in cash; an exchange ratio 3.1575 shares of Juniata’s common stock for each share of FNBPA’s common stock; and one seat on Juniata’s Board would be offered to a mutually acceptable current director of FNBPA.

Also at the meeting on March 18, 2015, the Strategic Planning Committee, pursuant to the previous authorization of the Board referred to above, engaged Ambassador Financial Group to act as its advisor to assist in the evaluation, due diligence and bidding process for FNBPA; the engagement letter was signed immediately after the Committee meeting.

On March 26, 2015, the indication of interest was submitted to Boenning. On April 2, 2015, Boenning notified Juniata of its selection as one of two parties invited to complete further due diligence on FNBPA.

From April 10, 2015 through June 25, 2015, Juniata, its legal counsel and Ambassador conducted on-site and off-site due diligence on FNBPA. During that time, Juniata and its advisors had multiple conversations with FNBPA management, Boenning and FNBPA’s legal counsel. As part of the process, a conference call was held on April 17, 2015, with the executive teams and financial advisors of both Juniata and FNBPA. On April 27th and April 28th, Juniata and Ambassador conducted on-site due diligence which included a corporate review, loan diligence and executive interviews.

The results of Juniata’s due diligence resulted in modifications to the assumptions used in formulating the initial indication of interest. The most material changes in these assumptions resulted from a higher than expected unfunded liability relating to FNBPA’s defined benefit plan, lower projected earnings for FNBPA in 2015 and 2016 and higher change in control payments to be made to FNBPA executives in connection with the proposed transaction. Thus, as a result of due diligence findings, Juniata management collaborated with Ambassador and legal counsel to prepare a revised indication of interest, which was presented to the Strategic Planning Committee at its meeting on May 6, 2015. Management’s recommendation was to reduce the bid to a level that, when using the revised assumptions, would result in the same tangible book value payback period and the same level of accretion to earnings as projected in the initial bid. The Committee, acting upon authority granted by the Board, approved the submission of the revised non-binding indication of interest. The revision changed the per-share price from $57.72 to $50.34, for an aggregate transaction value of $13,207,000, the exchange ratio changed from 3.1575 shares to 2.7813 shares of Juniata common stock for each share of FNBPA common stock and the cash portion of the merger consideration was changed to between 10% and 15% in cash. All other terms were materially unchanged.

The revised non-binding indication of interest was submitted on Juniata’s behalf by Ambassador to Boenning on May 8, 2015. On May 13, 2015, Juniata management was notified that FNBPA had requested further modifications and clarification of the revised indication of interest. Juniata’s management conferred with Ambassador and legal counsel and considered the request. In response, management recommended an increase in the amount of the maximum cash that could be elected, from 15% to 25%, and the establishment of a local FNBPA advisory board. At the Strategic Planning Committee meeting on May 14, 2015, the information was presented to the Committee. After discussion, the Committee approved the submission of an amendment to the revised indication of interest with the recommended changes from management. The amendment to the revised indication of interest was submitted to Boenning on May 15, 2015.

On May 18, 2015, Boenning notified Juniata through Ambassador that Juniata had been selected to work toward a definitive agreement to merge with FNBPA and an exclusivity agreement between FNBPA and Juniata was executed. The exclusivity period was to extend through July 2, 2015.

Juniata established an on-line data room on May 22, 2015 into which it posted documents requested by FNBPA personnel for the reverse due diligence process and hosted FNBPA personnel and legal counsel at Juniata’s headquarters for on-site due diligence on June 8 and June 9. Boenning performed reverse due diligence as well and was on-site at Juniata for management interviews on June 19, 2015. During this period, the parties’ respective management, legal counsel and financial advisors negotiated a form of definitive merger agreement.

On June 16, 2015, Juniata’s Board of Directors, at its regular board meeting, reviewed and considered the terms of the proposed form of merger agreement. At this meeting, Ambassador reviewed in detail the financial terms of the transaction, and Juniata’s legal counsel, reviewed the provisions of the proposed merger agreement. Barley Snyder further reviewed with Juniata’s Board of Directors its fiduciary duties under Pennsylvania law in approving the transaction. After careful consideration of these presentations and further discussion, the Juniata board of directors unanimously approved the proposed terms of the merger, subject to further negotiations to be approved by the Strategic Planning Committee of the Board, and gave authority to Juniata’s executive team to execute the agreement after such approval.

On June 25, 2015, the Strategic Planning Committee of the Board met with Ambassador and legal counsel to discuss the fully negotiated merger agreement. At this meeting, Barley Snyder explained to the Committee the minor changes to the form of definitive merger agreement that had been made since the earlier draft summary had been presented to the full Board and reiterated the importance of continued confidentiality and a trading blackout. Ambassador provided its written fairness opinion that the merger consideration set forth in the merger agreement was fair to holders of Juniata common stock, from a financial point of view. After careful consideration of these presentations and further discussion, the Strategic Planning Committee unanimously approved the final form of the merger agreement and agreed to recommend that Juniata’s shareholders approve the merger agreement, the merger, and the related transactions provided for in the merger agreement.

On June 26, 2015, the parties executed the merger agreement and issued a joint press release announcing the transaction.

FNBPA’s Reasons for the Merger

After careful consideration, the FNBPA board of directors determined it was in the best interests of FNBPA for FNBPA to enter into the merger agreement with Juniata.

In the process of making the recommendation to approve the merger with Juniata, the FNBPA board of directors consulted with its legal and financial advisors, as well as FNBPA’s senior management team. In determining that a business combination, generally, and the proposed merger with Juniata, specifically, is in the best interests of FNBPA, FNBPA’s board considered the following factors, which are not necessarily all-inclusive:

•	The changing regulatory environment, including, in particular, issuance of additional regulations to implement various provisions of the Dodd-Frank Act, and the expectant material increase in legal and compliance costs to FNBPA as greater human and technological resources and expertise are required to remain compliant with applicable law and regulations;
•	The current relative size of FNBPA, its growth over its 127 year history and the expected scale that would be necessary going forward for FNBPA to continue as an independent, high-performing community banking institution in comparison to the benefits of aligning with a larger, high-performing institution;
•	The current merger and acquisition market, including the attractive prices being paid by acquirers and the uncertainty that such pricing would continue or that FNBPA’s future earnings would remain at a level sufficient to attract such prices;
•	The ability of FNBPA to attract and retain qualified individuals to replace its senior management team and members of its board of directors as individuals serving in such positions retire over the next several years;
•	The challenging environment for FNBPA to grow organically in its current markets, as reflected by the decline in its loan portfolio from $50.9 million as of December 31, 2010 to $46.2 million as of December 31, 2014;
•	The substantial and costly investments in information technology required to permit FNBPA to satisfy regulatory requirements and remain competitive in the marketplace, and the anticipated impact of such investments on FNBPA’s future earnings;
•	Information recently presented by Boenning identifying the institutions that FNBPA, its shareholders and customers might find most attractive as a business combination partner, which included a consideration of both large organizations and peers, within and outside FNBPA’s market;
•	The process conducted by FNBPA’s management and Boenning to identify potential merger partners and to solicit proposals as to the financial terms, structure and other aspects of a potential transaction from potential merger partners in a competitive bidding environment;
•	The consideration offered in the transaction, valued at approximately $13.2 million, which represents a 42% premium to the market price per share of FNBPA common stock and a premium to book value multiple of approximately 1.28 times;
•	The 75 – 85% stock/15 – 25% cash consideration offered in the merger;

•	The fact that FNBPA shareholders will have the opportunity to receive shares of Juniata common stock in the merger on a tax-free basis, which would allow FNBPA shareholders to participate in the future performance of the combined company’s businesses and synergies resulting from the merger;
•	The increased liquidity for FNBPA shareholders who receive Juniata common stock in the transaction;
•	The ability for FNBPA shareholders who receive Juniata common stock to participate in cash dividends representing an approximately 48% increase over the current dividend paid by FNBPA;
•	The fact that up to $3.3 million of the merger consideration would be composed of cash at $50.34 per share, thereby permitting FNBPA shareholders who wish to receive cash to elect an all cash exchange or an exchange comprised of part Juniata common stock and part cash, subject to the election, allocation and pro ration provisions of the merger agreement;
•	The opportunity to expand relationships with FNBPA’s existing customer base through the increased lending capacity afforded by the combined institution;
•	The anticipated impact on employees of FNBPA, including the fact that a merger with Juniata, which does not currently operate in FNBPA’s market area, will result in fewer reductions in staff;
•	The anticipated positive impact to FNBPA’s existing customers, resulting from Juniata having a community banking business model similar to FNBPA, and the retention of the vast majority of FNBPA’s customer-facing employees;
•	The proposed board and management arrangements which would enhance the depth and experience of Juniata’s existing leadership, including Juniata’s commitment to appoint one FNBPA board member to the Juniata board of directors, and to retain Joseph Lashway, Vice President of FNBPA, as a Senior Vice President of JVB;
•	Juniata’s commitment to operate under a to-be-determined trade name in the markets in which FNB Port Allegany currently operates for a period of three years following the merger, maintaining its local focus;
•	The likelihood and anticipated time of completion of the merger;
•	The understanding that aligning with Juniata would provide more robust technology and systems, broader product offerings, more favorable terms with vendors and more sophisticated marketing;
•	The mutual understanding that FNBPA and Juniata share similar operating cultures, core values and approaches to servicing their respective markets; and
•	The FNBPA board’s belief that multiple areas of risk, including regulatory, financial, legal, servicing, and customer retention, could be substantially reduced by combining with a larger institution having access to greater financial and operational resources.

The FNBPA board also considered a variety of potential risks associated with the merger, including the following:

•	The possibility the merger might not close and the negative impact that could have on FNBPA’s reputation and earnings;
•	The risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of FNBPA and Juniata;
•	The fact that, because the stock consideration in the merger is based upon a fixed exchange ratio of shares of Juniata common stock to FNBPA common stock, FNBPA shareholders who receive Juniata common stock could be adversely affected by a decrease in the trading price of Juniata common stock during the pendency of the merger;

•	The fact that certain provisions of the merger agreement prohibit FNBPA from soliciting, and limit its ability to respond to, proposals for alternative transactions, and the obligation to pay a termination fee of $475,000 in the event that the merger agreement is terminated in certain circumstances, including if FNBPA terminates the merger agreement to accept a superior offer;
•	The potential for diversion of management and employee attention, and for employee attrition, during the period prior to the completion of the merger and the potential effect on FNBPA’s business and relations with customers, service providers and other stakeholders, whether or not the merger is consummated; and
•	The fact that pursuant to the merger agreement, FNBPA must generally conduct its business in the ordinary course and FNBPA is subject to a variety of other restrictions on the conduct of its business prior to the completion of the merger or termination of the merger agreement, which may delay or prevent FNBPA from undertaking business opportunities that may arise pending completion of the merger.

FNBPA’s board of directors realizes there can be no assurance about future results, including results expected or considered in the factors listed above. However, the FNBPA board concluded the potential positive factors outweighed the potential risks of completing the merger.

During its consideration of the merger, FNBPA’s board of directors was also aware that some of its directors and executive officers may have interests in the merger that are different from or in addition to those of its shareholders generally, as described under “FNBPA’s Directors and Executive Officers Have Financial Interests in the Merger” beginning on page 66.

The foregoing discussion of the factors considered by the FNBPA board of directors in evaluating the transaction is not intended to be exhaustive, but, rather, includes all material factors considered by the FNBPA board of directors. In reaching its decision to approve the transaction, the FNBPA board of directors did not quantify or assign relative weights to the factors considered, and individual directors may have given different weights to different factors. The FNBPA board of directors evaluated the factors described above, including asking questions of FNBPA management and legal and financial advisors, and determined that the transaction was in the best interests of FNBPA. In reaching its determination, the FNBPA board of directors relied on the experience of its financial advisors for quantitative analysis of the financial terms of the merger. See “Opinion of FNBPA’s Financial Advisor,” below. It should be noted that this explanation of the reasoning of FNBPA’s board of directors and all other information in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 35.

Recommendation of FNBPA’s Board of Directors

After careful consideration, FNBPA’s board of directors determined that the merger is in the best interests of FNBPA and unanimously approved the merger agreement. Accordingly, FNBPA’s board of directors unanimously recommends that FNBPA’s shareholders vote “FOR” adoption of the merger agreement.

Juniata’s Reasons for the Merger

In the course of making its decision to approve the proposed transaction with FNBPA, Juniata’s Board of Directors consulted with Juniata’s executive management and Juniata’s financial and legal advisors. Juniata’s Board of Directors considered, among other things, the following factors:

•	The Board’s understanding of the current and prospective environment in which Juniata operates, including national, regional and local economic conditions, the competitive environment for financial institutions in Pennsylvania, the increased regulatory burdens on financial institutions and the uncertainties in the regulatory climate going forward, the trend toward mergers in the financial services industry generally and the likely effect of these factors on Juniata’s future growth, profitability and strategic options;

•	The Board’s view that the size of the institution and related economies of scale, beyond the level it believed could be reached through organic growth within similar timelines, are relevant to profitability and acceptable shareholder returns;
•	The Board’s understanding of Juniata’s prospects and FNBPA’s business operations, financial condition, earnings and prospects, including the respective geographic markets in which the companies and their banking subsidiaries operate;
•	The Board’s perception that Juniata’s operating philosophy as a community oriented financial services company with a strong customer focus is compatible with FNBPA’s similar operating philosophy;
•	The Board’s perception regarding the enhanced future prospects of the combined company compared to those Juniata was likely to achieve on a stand-alone basis, the compatibility of Juniata’s and FNBPA’s business activities, enhanced management depth in critical departments, opportunities for cost reductions, and anticipated increased revenues resulting from a higher lending limit along with additional product offerings to be made available in McKean and Potter counties;
•	The Board’s review with its legal and financial advisors of the structure of the merger, the financial and other terms of the merger and related documents including the board’s assessment of the adequacy of the Juniata exchange ratio;
•	The expectation that the combination and strategic benefits of the transaction would result in future earning accretion;
•	The observations of Juniata’s management concerning the operations, financial condition, and prospects of FNBPA and the expected financial impact of the merger on the combined company;
•	The fact that certain provisions of the merger agreement prohibit FNBPA from soliciting or responding to proposals for alternative transactions and FNBPA’s obligation to pay a termination fee of $450,000 if the merger agreement is terminated due to FNBPA accepting a superior offer;
•	The fact that, pursuant to the merger agreement, FNBPA must generally conduct its business in the ordinary course and FNBPA is subject to a variety of other restrictions on the conduct of its business prior to the completion of the merger or termination of the merger agreement and;
•	The financial information, opinion and analyses presented by Juniata’s financial advisor to the board of directors.

Juniata’s Board of Directors also considered the following:

•	The fact that new Juniata shares to be issued to holders of FNBPA stock to complete the merger will result in ownership dilution to existing Juniata shareholders;
•	The proposed board and management arrangements, including Juniata’s commitment to (i) appoint one FNBPA director to the Juniata Board of Directors and to Juniata’s Bank Board of Directors, (ii) employ Mr. Joseph Lashway, a senior officer of FNBPA, after the merger pursuant to an employment agreement;
•	The potential challenges associated with obtaining regulatory approvals required to complete the transaction in a timely manner;
•	The fact that, pursuant to the merger agreement, and Juniata is subject to certain restrictions on the conduct of its business prior to the completion of the merger or termination of the merger agreement, which may delay or prevent Juniata undertaking business opportunities which may arise pending completion of the merger;
•	The risk that potential benefits, cost benefits and other synergies sought in the merger may not be realized or may not be realized within the expected time period and the risks associated with the integration of Juniata and FNBPA;

•	The risk that certain tax attributes of FNBPA and Juniata may be affected by the transaction; and
•	The potential for diversion of management and employee attention and for employee attrition during the period prior to the completion of the merger and the potential effect on Juniata’s business and relations with customers, service providers and other stakeholders whether or not the merger is consummated.

Juniata’s Board of Directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above. The Board of Directors concluded, however, that the potential positive factors outweighed the potential risks of completing the merger.

The foregoing discussion of the information and factors considered by Juniata’s Board of Directors is not exhaustive, but includes the material factors considered by Juniata’s Board. In view of the wide variety of factors considered by the Juniata Board of Directors in connection with its evaluation of the merger and the complexity of these matters the Juniata Board of Directors did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Juniata’s Board of Directors evaluated the factors described above, including asking questions of Juniata’s legal and financial advisors. In considering the factors described above, individual members of Juniata’s Board of Directors may have given different weights to different factors. The Juniata Board of Directors relied on the experience and expertise of its legal advisors regarding the structure of the merger and the terms of the merger agreement and on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the merger. It should also be noted that this explanation of the reasoning of Juniata’s Board of Directors and all other information presented in this section is forward looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward Looking Statements” on page 35.

Recommendation of Juniata’s Board of Directors

After careful consideration, Juniata’s board of directors determined that the merger is in the best interests of Juniata and unanimously approved the merger agreement. Accordingly, Juniata’s board of directors unanimously recommends that Juniata shareholders vote “FOR” adoption of the merger agreement.

Opinion of FNBPA’s Financial Advisor

Boenning & Scattergood, Inc. is acting as financial advisor to FNBPA in connection with the merger. Boenning is a registered broker-dealer providing investment banking services with substantial expertise in transactions similar to the merger. As part of its investment banking activities, Boenning is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwriting, private placements and valuations for estate, corporate and other purposes.

On June 23, 2015, Boenning rendered its oral opinion, which was subsequently confirmed in writing, to the FNBPA board of directors that, as of such date, the merger consideration, as defined in the opinion, to be received by the holders of FNBPA’s common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Boenning’s written opinion dated June 23, 2015, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex B to this proxy statement and is incorporated herein by reference. You are urged to, and should, read this opinion carefully and in its entirety in connection with this proxy statement. The summary of Boenning’s opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion. Boenning’s opinion does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger.

No limitations were imposed by FNBPA on the scope of Boenning’s investigation or the procedures to be followed by Boenning in rendering its opinion. Boenning was not requested to, and did not, make any recommendation to the FNBPA board of directors as to the form or amount of the consideration to be paid to the FNBPA stockholders, which was determined through arm’s length negotiations between the parties. In arriving at its opinion, Boenning did not ascribe a specific range of values to FNBPA. Its opinion is based on the financial and comparative analyses described below.

In connection with its opinion, Boenning, among other things:

(i)	reviewed the historical financial performances, current financial positions and general prospects of Juniata and FNBPA and reviewed certain internal financial analyses and forecasts prepared by the management of FNBPA;
(ii)	reviewed the draft merger agreement;
(iii)	reviewed and analyzed the stock market performance of Juniata;
(iv)	studied and analyzed the consolidated financial and operating data of Juniata and FNBPA;
(v)	reviewed the pro forma financial impact of the merger on Juniata, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by senior management of Juniata and FNBPA;
(vi)	considered the financial terms of the merger between Juniata and FNBPA as compared with the financial terms of comparable bank and bank holding company mergers and acquisitions;
(vii)	met and/or communicated with certain members of Juniata’s and FNBPA’s senior management to discuss their respective operations, historical financial statements and future prospects; and
(viii)	conducted such other financial analyses, studies and investigations as Boenning deemed appropriate.

Boenning’s opinion was given in reliance on information and representations made or given by Juniata and FNBPA, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by Juniata and FNBPA including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. Boenning did not independently verify the information concerning Juniata and FNBPA nor other data which Boenning considered in its review and, for purposes of its opinion, Boenning assumed and relied upon the accuracy and completeness of all such information and data. Boenning assumed that all forecasts and projections provided to it had been reasonably prepared and reflected the best currently available estimates and good faith judgments of the management of Juniata and FNBPA as to their most likely future financial performance. Boenning expressed no opinion as to any financial projections or the assumptions on which they were based. Boenning did not conduct any valuation or appraisal of any assets or liabilities of Juniata or FNBPA, nor have any such valuations or appraisals been provided to Boenning. Additionally, Boenning assumed that the merger is, in all respects, lawful under applicable law.

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and financial and other information relating to the general prospects of Juniata and FNBPA, Boenning assumed that such information had been reasonably prepared and reflected the best currently available estimates and good faith judgment of the management of Juniata and FNBPA as to their most likely future performance. Boenning further relied on the assurances of management of Juniata and FNBPA that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Boenning was not asked to and did not undertake an independent verification of any of such information and Boenning did not assume any responsibility or liability for the accuracy or completeness thereof. Boenning assumed that the allowance for loan losses indicated on the balance sheets of Juniata and FNBPA was adequate to cover such losses; Boenning did not review individual loans or credit files of Juniata and FNBPA. Boenning assumed that all of the representations and warranties contained in the merger Agreement and all related agreements were true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements were not waived. Boenning assumed that the merger will qualify as a tax-free reorganization for federal income tax purposes. Also, in rendering its opinion, Boenning assumed that in the course of obtaining the necessary regulatory approvals for the consummation of the merger no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the merger, including the cost savings and related expenses expected to result from the merger.

Boenning’s opinion is based upon information provided to it by the management of Juniata and FNBPA, as well as market, economic, financial and other conditions as they existed and could be evaluated only as of the date of its opinion and accordingly, it speaks to no other period. Boenning did not undertake to reaffirm or revise its opinion or otherwise comment on events occurring after the date of its opinion and did not have an obligation to update, revise or reaffirm its opinion. Boenning’s opinion does not address the relative merits of the merger and the other business strategies that FNBPA’s board of directors has considered or may be considering, nor does it address the underlying business decision of FNBPA’s board of directors to proceed with the merger. Boenning expressed no opinion as to the value of the shares of Juniata common stock when issued to holders of outstanding FNBPA common stock pursuant to the merger agreement or the prices at which the shares may trade at any time. Boenning’s opinion is for the information of FNBPA’s board of directors in connection with its evaluation of the merger and does not constitute a recommendation to the board of directors of FNBPA in connection with the merger or a recommendation to any shareholder of FNBPA as to how such shareholder should vote or act with respect to the merger.

In connection with rendering its opinion, Boenning performed a variety of financial analyses that are summarized below. This summary does not purport to be a complete description of such analyses. Boenning believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Boenning considered the results of all of its analyses as a whole and did not attribute any particular weight to any analyses or factors considered by it. The range of valuations resulting from any particular analysis described below should not be taken to be Boenning’s view of the actual value of FNBPA.

In its analyses, Boenning made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of FNBPA or Juniata. Any estimates contained in Boenning’s analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in Boenning’s analyses was identical to FNBPA or Juniata or the merger. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by Boenning was assigned a greater significance by Boenning than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Boenning. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which FNBPA’s common stock or Juniata’s common stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In accordance with customary investment banking practice, Boenning employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that Boenning used in providing its opinion on June 23, 2015. Some of the summaries of financial analyses are presented in tabular format. In order to understand the financial analyses used by Boenning more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of Boenning’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Boenning. The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by Boenning with respect to any of the analyses performed by it in connection with its opinion. Rather, Boenning made its determination as to the fairness to the holders of FNBPA’s common stock of the merger consideration, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for FNBPA should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses. Considering the data included in the summary table without considering the full narrative description of all of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by Boenning.

In connection with rendering its opinion and based upon the terms of the draft merger agreement reviewed by it, Boenning assumed the effective per share merger consideration to be $50.34 and the aggregate indicated merger consideration to be $13.2 million. The effective offer price of $50.34 per FNBPA share amounted to 128.0% and 18.0x FNBPA’s tangible book value per share and earnings per share, respectively, as of and for the twelve months ended March 31, 2015. Based on the fixed exchange ratio of 2.7813 shares of Juniata common stock for each share of FNBPA common stock, for those shareholders who elected to receive all of their merger consideration in Juniata common stock and ultimately were to receive it all in Juniata common stock, the annual cash dividend to such FNBPA shareholder on a relative basis would have been $2.45 per share based on the Juniata’s most recent quarterly cash dividend annualized. These per share annual cash dividends compare to FNBPA’s current annual cash dividend and that which it paid during the last twelve months ended March 31, 2015 of $1.65 per share.

Comparison of Selected Companies to FNBPA.

Boenning reviewed and compared the multiples and ratios of the current trading price of FNBPA’s common stock to FNBPA’s book value, tangible book value, and latest twelve months earnings per share, such multiples referred to herein as the pricing multiples, with the median pricing multiples for the current trading prices of the common stock of a peer group of 9 selected publicly traded Pennsylvania banks with assets between $50 million and $200 million, excluding merger targets. Boenning first applied the resulting range of pricing multiples for the peer group specified above to the appropriate financial results without the application of any control premium, referred to as the unadjusted trading price. Boenning then applied a 27.6% assumed control premium to the trading prices of the peer group specified above, referred to as the adjusted trading price, and compared the pricing multiples of the offer price to the median pricing multiples for the peer group adjusted trading prices. The 27.6% equity control premium is the median one day stock price premium for all bank and thrift merger and acquisition deals announced since January 1, 2000, based on data from SNL Financial.

Table 1

	Unadjusted Trading Price		Adjusted Trading Price
Pricing Multiple	FNBPA(1)	Median Statistics for Peer Group(2)	Offer Price(3)	Median Statistics for Peer Group(2)
Price/Book Value	90.3%	71.4%	128.0%	91.1%
Price/Tangible Book Value	90.3%	71.4%	128.0%	91.1%
Price/Latest Twelve Months Earnings Per Share	12.7x	13.9x	18.0x	17.8x

(1)	Based on FNBPA’s closing stock price of $35.50 on June 22, 2015.
(2)	Peer metrics are based on prices as of market close on June 22, 2015.
(3)	Based on merger consideration of $50.34.

Comparison of Selected Companies to Juniata.

Boenning reviewed and compared the multiples and ratios of the current trading price of Juniata’s common stock to Juniata’s book value, tangible book value, and latest twelve months earnings per share, such multiples referred to herein as the pricing multiples, with the median pricing multiples for the current trading prices of the common stock for a selected peer group. The peer group consisted of 7 selected publicly traded Pennsylvania banks and thrifts with assets between $450 million and $550 million and latest twelve months return on average equity between 5.0% and 10.0%, excluding merger targets.

Table 2

Pricing Multiple	Juniata(1)	Peer Group Medians(1)
Price/Book Value	151.8%	103.8%
Price/Tangible Book Value	158.4%	103.8%
Price/Latest Twelve Months Earnings Per Share	18.1x	12.2x
Dividend Yield	4.89%	2.52%

(1)	Trading metrics are based on prices as of market close on June 22, 2015.

Analysis of Bank Merger Transactions.

Boenning analyzed certain information relating to recent transactions in the banking industry, consisting of (i) 134 selected nationwide bank and thrift transactions announced since January 1, 2013 with target assets between $50 million and $200 million, referred to below as Group A; (ii) 58 selected Mid-Atlantic and Midwest bank and thrift transactions announced since January 1, 2013 with target assets between $50 million and $200 million, referred to below as Group B; (iii) 42 selected nationwide bank and thrift transactions announced since January 1, 2012 with target assets between $50 million and $200 million and latest twelve months return on average equity between 5.0% and 10.0%, referred to below as Group C; and (iv) 19 selected Mid-Atlantic and Midwest bank and thrift transactions announced since January 1, 2012 with target assets between $50 million and $200 million and latest twelve months return on average equity between 5.0% and 10.0%, referred to below as Group D. Boenning then reviewed and compared the pricing multiples of the offer price and the median pricing multiples of the selected transaction values for Group A, Group B, Group C and Group D.

Table 3

Pricing Multiple	The Merger	Median Statistics for Selected Transactions
		Group A	Group B	Group C	Group D
Price/Book Value	128.0%	112.5%	112.9%	118.5%	124.6%
Price/Tangible Book Value	128.0%	113.3%	114.6%	125.0%	126.5%
Price/Latest Twelve Months Earnings Per Share	18.0x	22.1x	20.7x	19.2x	20.5x

Present Value Analysis.

Applying present value analysis to FNBPA’s theoretical future earnings, dividends and tangible book value, Boenning compared the offer price for one share of FNBPA’s common stock to the present value of one share of FNBPA’s common stock on a stand-alone basis. The analysis was based upon management’s projected earnings growth, a range of assumed price/earnings ratios, a range of assumed price/tangible book value ratios and a 15.0% discount rate, which was determined using the Capital Asset Pricing Model and the Build-Up Method, both of which take into account certain factors such as the current risk free rate, the beta of bank stocks compared to the broader market and the Ibbotson risk premiums for small, illiquid stocks and for commercial bank stocks, as well as comparable company returns on tangible common equity. The average of the two methods was approximately 15.0%. Boenning derived the terminal price/earnings multiple of 17.8x and terminal price/tangible book value multiple of 91.1% from the median performance peer group ratios with the applied 27.6% control premium. Sensitivity analyses for terminal price/earnings and price/tangible book ranged from 15.8x to 19.8x and 71.1% to 111.1%, respectively. The present value of FNBPA’s common stock calculated on a stand-alone basis ranged from $27.07 to $37.45 per share based on price/earnings multiples and from $20.44 to $29.39 per share based on price/tangible book value multiples, compared to the effective merger consideration price of $50.34 per share. This analysis does not purport to be indicative of actual future results and does not purport to reflect the prices at which shares of FNBPA’s common stock may trade in the public markets. A present value analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates and discount rates.

Pro Forma Merger Analysis.

Boenning analyzed certain potential pro forma effects of the merger, assuming the following: (i) the merger is completed in the fourth quarter of 2015; (ii) each share of FNBPA’s common stock will be eligible to receive consideration of $50.34 in cash or 2.7813 shares of Juniata common stock as merger consideration; (iii) estimated pre-tax cost savings equal to 47.0% of FNBPA’s annualized non-interest expense based on the quarter ended March 31, 2015; (iv) estimated one-time transaction related costs of $2.6 million pre-tax are expensed prior to closing; (v) FNBPA performance was calculated in accordance with FNBPA management’s earnings forecasts; (vi) Juniata performance was calculated in accordance with Juniata management’s earnings forecasts; and (vii) certain other assumptions pertaining to costs and expenses associated with the transaction, intangible amortization, opportunity cost of cash and other items. The analyses indicated that, for the full years 2016 and 2017, the merger (excluding transaction expenses) would be accretive to the combined company’s projected earnings per share and accretive to FNBPA’s equivalent earnings per share and cash dividends per share while dilutive to FNBPA’s equivalent tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

As described above, Boenning’s opinion was just one of the many factors taken into consideration by the FNBPA board of directors in making its determination to approve the merger.

Boenning, as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of Boenning’s business as a broker-dealer, it may, from time to time, purchase securities from, and sell securities to, Juniata and FNBPA or their respective affiliates. In the ordinary course of business, Boenning may also actively trade the securities of Juniata and FNBPA for its own account and for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

Boenning received a fee of $21,500 for providing certain advisory services in advance of FNBPA’s pursuit of a transaction. Upon completion of the merger with Juniata, Boenning will receive a fee equal to $200,000 for its services, of which one third of such fee was payable upon the rendering of its fairness opinion and the execution of the definitive merger agreement. Boenning’s fee for rendering the fairness opinion is not contingent upon any conclusion that Boenning may reach or upon completion of the merger. The Company has also agreed to reimburse Boenning for any customary reimbursable expenses it incurs during its engagement and to indemnify Boenning against certain liabilities that may arise out of Boenning’s engagement.

Boenning has not had any material relationship with Juniata or FNBPA during the past two years in which compensation received was deemed material or was intended to be received as a result of the relationship between Boenning and Juniata or FNBPA. Boenning may provide investment banking services to Juniata in the future, although as of the date of Boenning’s opinion, there was no agreement to do so.

Boenning’s opinion was approved by Boenning’s fairness opinion committee. Boenning did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by the officers, directors, or employees of any party to the merger agreement, or any class of such persons, relative to the compensation to be received by the holders of FNBPA’s common stock in the merger.

Opinion of Juniata’s Financial Advisor

By letter dated March 13, 2015 Juniata retained Ambassador Financial Group to act as financial advisor to the Juniata Board of Directors in connection with Juniata’s consideration of the acquisition of FNBPA. Ambassador is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Ambassador is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Ambassador acted as financial advisor to Juniata in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. Following board approval of the proposed transaction terms at a meeting on June 16, 2015, the Strategic Planning Committee, to whom the board delegated final approval authority to approve the merger agreement, met on June 26, 2015 and gave final approval to the merger agreement. At that meeting, Ambassador delivered to the Board its written opinion that, as of such date, the merger consideration was fair to the holders of Juniata common stock from a financial point of view. Ambassador’s fairness opinion was approved by Ambassador’s Fairness Opinion Committee. Ambassador has consented to the inclusion of its opinion in this document.

The full text of Ambassador’s written opinion to Juniata, which sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. Holders of Juniata common stock are encouraged to read the opinion carefully in its entirety. The following summary of Ambassador’s opinion is qualified in its entirety by reference to the full text of such opinion.

Ambassador delivered its opinion to Juniata for its benefit and use in connection with its evaluation of the business combination with FNBPA. It is not intended and does not constitute a recommendation to you on how to vote or act in connection with the merger.

No limitations were imposed by Juniata on the scope of Ambassador’s investigation or on the procedures followed by Ambassador in rendering its opinion.

In rendering the opinion, Ambassador:

•	Reviewed and analyzed the merger agreement.
•	Reviewed Juniata’s audited consolidated statements of financial condition as of December 31, 2014 and 2013 and related audited consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of shareholders’ equity and consolidated statements of cash flows for the years ending December 31, 2014, 2013 and 2012.
•	Reviewed FNBPA’s audited consolidated balance sheets as of December 31, 2014 and 2013 and related audited consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years ending December 31, 2014 and 2013.
•	Reviewed Juniata’s Annual Reports on form 10-K for the year ended December 31, 2014.
•	Reviewed FNBPA’s and Juniata’s consolidated unaudited balance sheets as of March 31, 2015 and income statements for the three months ended March 31, 2015.
•	Reviewed Port Allegany Bank’s and JVB’s quarterly call reports for March 31, 2015, December 31, 2014, September 30, 2014, June 30, 2014 and March 31, 2014.
•	Reviewed and analyzed other publicly available information regarding Juniata and FNBPA.
•	Reviewed certain non-public information regarding Juniata and FNBPA.
•	Reviewed with senior management of Juniata, the pro-forma financial impact of the merger on Juniata, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies.
•	Reviewed recently reported stock prices and trading activity of Juniata common stock and FNBPA common stock.
•	Discussed past and current operations, financial condition and future prospects of each company with senior executives of Juniata and FNBPA.
•	Reviewed and analyzed certain publicly available financial, transaction and stock market data of banking companies that we selected as relevant to our analysis.
•	Conducted other analyses and reviewed other information we considered necessary or appropriate.
•	Incorporated our assessment of the overall economic environment and market conditions, as well as our experience in mergers and acquisitions, bank stock valuations and other transactions.

In rendering its opinion, Ambassador also relied upon and assumed, without independent verification, the accuracy, reasonableness and completeness of the information provided by Juniata and FNBPA, and their representatives, and of all publicly available information used in its analysis. In particular, we relied upon the results and findings from Juniata’s review of FNBPA’s loan portfolio and pension plan; and discussions of the results and projections with executive management of Juniata.

Ambassador’s opinion was based on conditions as they existed and the information Ambassador received as of the date of its opinion. Ambassador does not have any obligation to update, revise or reaffirm its opinion. Ambassador did not attribute any particular weight to any analysis or factor, and Ambassador believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete view of the underlying process and conclusions. Any analyses, such as those undertaken, are subject to uncertainties and contingencies, all of which are difficult to predict and are beyond the control of Ambassador.

Ambassador expressed no opinion with respect to the amount or nature of any compensation to officers, directors, or employees of any party to the merger, or any class of such persons relative to the consideration paid in the merger or with respect to the fairness of such compensation. Ambassador also expressed no opinion as to the price at which Juniata common stock or FNBPA common stock might trade in the future.

Transaction Summary

Ambassador described the transaction, stating that Juniata has offered to acquire all of the outstanding common stock of FNBPA. Holders of FNBPA common stock will be permitted to elect for each share held to receive either shares of Juniata common stock or cash, subject to proration procedures such that only 15% to 25% of the FNBPA common stock may be exchanged for cash. The stock consideration will be at an exchange ratio of 2.7813 shares of Juniata common stock for each share of FNBPA common stock and the cash consideration will be $50.34 per FNBPA share.

Based upon an exchange ratio of 2.7813, and a price of $18.10 per share for Juniata common stock, which was a reasonable approximation of recent trading values of Juniata common stock over the preceding months, Ambassador calculated the aggregate consideration to be $13.2 million, or $50.34 per share. Ambassador noted that the stock portion will change in value based on the value of Juniata common stock. For example, if Juniata common stock rose 10% to $19.91 per share, the common stock consideration would increase to $55.38 per share; and if Juniata stock fell 10% to $16.29 per share, the common stock consideration would decrease to $45.31 per share. In both examples, the cash consideration would remain unchanged at $50.34 per share.

Furthermore, Ambassador noted that if Juniata common stock falls by 20% and is also 20% less than a selected index over the time period from announcement to closing, FNBPA has the right to terminate the transaction, however, Juniata has the right to cure by increasing the consideration to at least $10,556,439.

Based on FNBPA’s financial information as of March 31, 2015, or for the twelve month period ended March 31, 2015, Ambassador calculated the following transaction ratios:

Deal value/last twelve months earnings	18.0X
Deal value/tangible book value	128%

The following is a summary of the material financial analysis performed by Ambassador in connection with rendering its opinion. This summary is not a complete description of the analyses and procedures performed by Ambassador in the course of arriving at its opinion.

FNBPA — Description of Analysis

To determine the valuation range of FNBPA’s common stock in a transaction, Ambassador considered:

•	An analysis of comparable transactions nationwide and in the region
•	A historical trading analysis of FNBPA common stock
•	A discounted dividend analysis with estimated cost savings
•	Other analyses as deemed appropriate

Comparable Transactions Analysis for FNBPA

To assist in determining a value range of FNBPA common stock, Ambassador considered a comparable transaction analysis. The comparable transaction analysis included:

•	Acquisition metrics of 372 transactions in the United States announced from January 1, 2012 through June 23, 2015 with deal values in excess of $10 million, excluding mergers of equals (“Nationwide Pricing — Ranked by Announced Price-to-Tangible Book”).
•	Acquisition metrics of 4 transactions in which the selling bank was based in New York (excluding New York City Metropolitan area) and Pennsylvania, with return on average equity below 7%, deal value below $20 million, announced from November 1, 2011 through June 23, 2015 and excluding niche lenders (“Small Transactions — ROEs under 7%”).

The results of the analysis are set for in the following table:

Nationwide Pricing(1)
Ranked by Announced Price-to-Tangible Book

	Number of Deals	Deal Value/		Buyer’s Assets in millions	Seller’s Assets in millions	Seller’s LTM ROE	Seller’s NPA’s/ Assets
Year		LTM Earnings	Tangible Equity
Highest 3rd
2015(2)	19	24.0X	187%	$6,506	$648	7.73%	.90%
2014	43	18.6	191	4,652	857	9.20	1.17
2013	32	17.4	168	4,763	627	8.31	1.28
2012	31	19.1	165	3,926	350	6.31	1.64
Middle 3rd
2015(2)	19	22.5X	141%	$2,790	$324	5.55%	1.43%
2014	43	23.3	144	2,860	360	6.30	1.40
2013	32	19.2	130	2,508	275	6.05	1.54
2012	30	18.4	120	1,343	251	4.21	1.95
Lowest 3rd
2015(2)	19	25.2X	114%	$1,078	$154	3.47%	2.37%
2014	42	23.2	110	1,341	229	3.76	2.37
2013	32	20.4	96	2,094	257	2.69	4.70
2012	30	15.0	85	2,165	403	(.15)	5.11
Juniata/FNBPA	—	18.0X	128%	$473	$96	6.69%	1.23%

Source: SNL Financial, Charlottesville, Virginia.

(1)	Excludes transactions under $10 million and mergers of equals. Pricing and financial data are medians.
(2)	Through June 23, 2015.

Based on FNBPA’s size, Ambassador believes the transactions in the lowest 3rd are the most comparable to FNBPA, even though earnings and asset quality are comparable to the middle third. Between January 1, 2015 and June 23, 2015, there were 19 banks in the lowest tier with deal value to earnings and deal value to tangible book ratios of 25.2X and 114%, respectively.

Ambassador also looked at transactions that were more similar in size and geography when compared to FNBPA. Between November 1, 2013 and June 23, 2015, there were four deals that Ambassador considered comparable. These deals had deal values under $20 million, return on average equity under 7%, a seller headquartered in rural Pennsylvania. These four deals had a deal value to tangible book range of 109% to 124% and deal value to earnings of 26.6X and 29.9X with two seller’s reporting losses.

Pennsylvania & Upstate New York(1) Small Transactions with ROEs under 7%(2)
From November 1, 2013 through June 23, 2015

	Seller City, State	Deal Value In mill.	Deal Value/		Assets In mill.	LTM Sellers ROE	% in Cash	Buyer’s Price/ Tang. Book
Buyer/Seller			LTM Earnings	Tang. Equity
Andover/Community Natl. N.W	Albion, PA	$19	29.9X	124%	$77	4.16%	100%	117%
GNB Financial/FNBM Financial	Minersville, PA	13	—	121	81	(20.13)	40	121
Mid Penn Bancorp/Phoenix	Minersville, PA	15	26.6	110	141	3.05	20	109
Riverview/Citizens Natl. – Meyersdale	Meyersdale, PA	8	68.9	109	87	1.50	20	100
Juniata/FNBPA	Port Allegany, PA	$13	18.0X	128%	$96	6.69%	25%	158%

Source: SNL Financial, Charlottesville, Virginia.

(1)	New York excluding the New York City metropolitan area.
(2)	Deal values below $20 million (excluding niche bank transactions).

FNBPA — Historical Trading Analysis

Ambassador noted that FNBPA common stock is quoted on the OTC Pink Marketplace. Over the last four quarters, quarterly volume ranged from 320 to 2,169 shares traded per quarter. Weighted average pricing over the same quarters ranged from $34.55 to $36.16 per share.

Between June 1, 2015 and June 23, 2015, 1,280 shares were traded, with a total value of $43,520 and a weighted average price of $34.00 per share. FNBPA’s closing price on June 23, 2015 was $34.00 per share.

Additionally, Ambassador noted that the recent trading volume of FNBPA common stock was very low and the amount traded was not material.

FNBPA Stock Price History
July 1, 2014 through June 23, 2015

Weighted Avg/Total	Stock Price	Volume	Aggregated Traded Amount
June 2015(1)
6/23/2015	$34.00	1,280	$43,520
2nd Qtr 2015(1)	$34.61	2,169	$75,080
1st Qtr 2015	35.50	1,000	35,500
4th Qtr 2014	34.55	320	11,056
3rd Qtr 2014	36.16	967	34,962

Source: SNL Financial, Charlottesville, Virginia.

(1)	Through June 23, 2015.

Discounted dividend analysis of FNBPA with cost savings

Ambassador performed a discounted divided analysis including cost savings to estimate a range for the implied equity value of FNBPA common stock. In this analysis Ambassador assumed discount rates of 10% 12% and 14%, terminal values of 10X and 12X at the end of seven years were chosen to reflect bank pricing with a high return on average equity (FNBPA earnings inclusive of cost savings). Standalone projections for FNBPA assumed 4% asset growth on a beginning assets of $92 million, 11.25% capital to assets, 0.65% return on average assets and merger related cost savings of $1.3 million. Given these assumptions, the present value range of FNBPA common stock is from $38.88 per share to $54.13 per share, which is 99% and 138% of FNBPA’s tangible book value as of March 31, 2015.

Juniata — Description of Analysis

Ambassador conducted an analysis of Juniata to determine if its common stock was fairly valued. In this regard, Ambassador considered:

•	The financial condition and performance of Juniata
•	Comparisons of comparable institutions
•	A historical trading analysis of FNBPA common stock
•	A discounted dividend analysis
•	Other analyses as deemed appropriate

Juniata — Financial Condition, Performance and Comparable Institution Analysis

Ambassador selected eight institutions it considered comparable to Juniata

Juniata
Description of Comparable Institutions(1)

Institution	Assets In Millions	City, State	Ticker	Exchange
Allegheny Valley Bancorp, Inc.	$414	Pittsburgh, PA	AVLY	OTCQX
CBT Financial Corporation	428	Clearfield, PA	CBTC	OTC Pink
Commercial National Financial Corporation	400	Latrobe, PA	CNAF	OTCQX
Elmira Savings Bank	562	Elmira, NY	ESBK	NASDAQ
Jeffersonville Bancorp	470	Jeffersonville, NY	JFBC	OTCQB
Kish Bancorp, Inc.	670	Belleville, PA	KISB	OTC Pink
Norwood Financial Corp.	734	Honesdale, PA	NWFL	NASDAQ
Riverview Financial Corporation	444	Harrisburg, PA	RIVE	OTCQX
Juniata	$473	Mifflintown, PA	JUVF	OTC Pink

(1)	March 31, 2015.

Ambassador then analyzed Juniata’s financial condition and performance in several key financial categories as of March 31, 2015, or for the twelve months ended March 31, 2015, and compared the results to the comparable companies.

Juniata
Financial Performance of Comparable Institutions(1)

Institution	Assets In Millions	Tangible Equity/ Tang. Assets	Tangible Comm. Eq./ Tang. Assets	NPAs/ Assets	Return on Average Assets	Return on Average Equity
Minimum	$400	7.25%	6.06%	.20%	.48%	5.43%
25th Percentile	424	7.74	7.03	.80	.70	6.72
Median (8)	457	8.90	8.89	1.08	.76	7.55
75th Percentile	589	12.22	12.22	1.58	1.19	10.34
Maximum	734	14.78	14.78	2.19	1.62	12.21
Juniata	$473	10.28%	10.28%	1.22%	0.89%	8.36%

Source: SNL Financial, Charlottesville, Virginia.

(1)	Financial data is as of March 31, 2015, or the twelve months ended March 31, 2015.

Juniata
Stock Performance of Comparable Institutions as of June 23, 2015(1)

	Stock Price	Price/				Dividend Yield	Shares Traded Daily*
Institution		LTM Earnings	MRQ Earnings	Price/ Tang. Book	Price/ Assets
Minimum	—	8.5X	9.5X	94%	6.6%	4.06%	153
25th Percentile	—	10.2	11.1	102	7.6	4.20	428
Median (8)	—	12.1	12.8	107	10.0	4.39	737
75th Percentile	—	14.4	14.8	113	13.0	4.52	1,113
Maximum	—	21.1	21.6	165	16.5	4.55	3,054
Juniata	18.30	18.1X	20.8X	158%	16.2%	4.81%	502

Source: SNL Financial, Charlottesville, Virginia.

(1)	Stock price as of June 23, 2015. Financial data is as of March 31, 2015, or the twelve months ended March 31, 2015.

Recent trading prices of Juniata common stock

Ambassador noted that Juniata common stock is quoted on the OTC Pink. Over the last four quarters, quarterly volume ranged from 23,870 to 38,071 shares traded per quarter. Weighted average pricing over the same periods ranged from $18.21 to $18.50 per share.

Between June 1, 2015 and June 23, 2015, 18,155 shares were traded, with a total value of about $338,000 and a weighted average price of $18.59 per share. The closing price on June 23, 2015 was $18.30 per share.

Juniata Stock Price History
July 1, 2014 through June 23, 2015

Weighted Avg./Total	Stock Price	Volume	Aggregated Traded Amount
June 2015(9)
6/23/2015	$18.30	27	$494
6/18/2015	18.30	258	4,721
6/16/2015	18.30	240	4,392
6/15/2015	18.75	3,700	69,375
6/12/2015	18.30	1,542	28,219
6/11/2015	18.30	1,271	23,259
6/10/2015	18.30	1,884	34,477
6/9/2015	18.75	3,981	74,644
6/5/2015	18.25	800	14,600
6/3/2015	18.75	4,258	79,838
6/2/2015	18.00	3	54
6/1/2015	18.00	191	3,438
Weighted Average	$18.59	—	—
Total for June	—	18,155	$337,511
2nd Qtr 2015(9)	$18.42	29,960	$551,736
1st Qtr 2015	18.32	38,071	697,407
4th Qtr 2014	18.50	30,863	570,841
3rd Qtr 2014	18.21	23,870	434,728

Source: SNL Financial, Charlottesville, Virginia.

(1)	Through June 23, 2015.

Discounted dividend analysis of Juniata common stock

Ambassador performed a discounted divided analysis to estimate a range for the implied equity value of Juniata common stock. In this analysis Ambassador assumed discount rates of 10% 12% and 14%, terminal values of 16X and 18X at the end of seven years were chosen to reflect Juniata’s historical trading multiples. Standalone projections for Juniata assumed 4% asset growth on a beginning assets of $473 million, 0.90% return on average assets and annual dividend of $0.88 per year. Based on these assumptions, the present value range of Juniata common stock is from $11.13 per share to $15.31 per share, which is 96% and 132% of Juniata’s tangible book value as of March 31, 2015.

Contribution Analysis

Ambassador analyzed the relative standalone contribution of Juniata and FNBPA to various pro forma balance sheet and income statement items of the combined entity. This analysis excludes purchase accounting marks and one-time merger costs. The results of Ambassador’s analysis are set forth in the following table:

Juniata and FNBPA
Contribution Analysis(1)

					Percentage Contribution
	Juniata	FNBPA		Combined	Juniata	FNBPA
Ownership
Shareholder ownership
At 15% cash	4,187,441	620,220		4,807,661	87.1%	12.9%
At 25% cash	4,187,441	547,253		4,734,694	88.4	11.6
Balance Sheet ($000)
Assets	$472,931	$92,042		$564,973	83.7%	16.3%
Gross loans – held for investment	291,489	46,350		337,839	86.3	13.7
Deposits	381,926	79,853		461,779	82.7	17.3
Tangible common equity	48,382	10,318		58,700	82.4	17.6
Income statement ($000)(2)
Net income	$4,237	$588		$4,825	87.8%	12.2%
- with cost savings of $1.3 million	4,237	1,463	(3)	5,700	74.3	25.7

(1)	Absent accounting marks.
(2)	For Juniata the twelve months ended March 31, 2015 and for FNBPA’s the three months ended March 31, 2015 annualized.
(3)	Net of taxes.

Financial Impact Analysis on Juniata

Ambassador also conducted a financial impact analysis that included the impact of the business combination on tangible book value at closing and on earnings per share. These estimates were reviewed by Juniata’s management. In addition, Ambassador assumed that the business combination will result in cost savings equal to management’s estimate and certain earnings enhancements will be achieved.

The analysis determined that the merger would be dilutive to tangible book per share, and, is accretive to earnings per share in the twelve month period following the merger.

Furthermore, Ambassador’s analysis indicated JVB’s leverage ratio, tier 1 risk-based capital ratio, and total risk-based capital ratio would remain above the minimums to be considered well-capitalized. This analysis was reviewed by Juniata management. All of the results of Ambassador’s financial impact analysis may vary materially from the actual results achieved by Juniata.

Conclusion

Ambassador concluded that as of the date of our opinion, based on its analyses, our experience and other factors deemed relevant, the consideration to be paid in cash and stock to acquire all of the outstanding shares of FNBPA common in the proposed business combination was fair to the holders of Juniata common stock from a financial point of view.

Other disclosures

Ambassador, as part of its financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for corporate and other purposes. Juniata selected Ambassador to act as its financial advisor based on Ambassador’s experience, including in connection with mergers and acquisitions of commercial banks and bank holding companies.

Pursuant to an engagement letter, Juniata has agreed to pay Ambassador an advisory fee, including the issuance of a fairness opinion, totaling $115,000. Juniata paid Ambassador a $10,000 engagement fee and $30,000 upon the execution of the merger agreement and Ambassador’s presentation of its financial opinion. Juniata will pay Ambassador the remaining $75,000 of its fee upon the closing of the business combination. Juniata has also agreed to reimburse Ambassador’s out-of-pocket expenses incurred in connection with its engagement and to indemnify Ambassador against certain liabilities arising out of the performance of its obligations under the engagement letter.

During the past two years, other than for this engagement, Ambassador has received compensation from Juniata for various consulting services and is an approved broker-dealer of JVB. In the future, Ambassador expects to continue to seek to provide consulting and investment banking services to Juniata and as a broker-dealer will periodically purchase from and sell securities to JVB.

During the past two years, Ambassador has not received any compensation from FNBPA, and no services have been contemplated or contracted.

Ambassador’s fairness committee approved the issuance of the fairness opinion letter dated June 25, 2015.

Juniata and FNBPA Unaudited Prospective Financial Information

Juniata and FNBPA do not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the negotiation and review of the merger agreement, Juniata’s management reviewed certain budget metrics for 2015 operations of FNBPA, and FNBPA’s management reviewed certain budget metrics for Juniata’s 2015 operations (which we refer to as the Juniata 2015 budget and the FNBPA 2015 budget, respectively), each of which contain unaudited prospective financial information on a standalone, pre-merger basis. The Juniata 2015 budget and the FNBPA 2015 budget were not prepared with a view toward public disclosure, and the inclusion of such budget information in this document should not be regarded as an indication that Juniata, FNBPA or any other recipient of the Juniata 2015 budget or FNBPA 2015 budget considered, or now considers, them to be necessarily predictive of actual future results. The Juniata 2015 budget and the FNBPA 2015 budget were not prepared with a view toward complying with the guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of financial information. Neither Juniata’s nor FNBPA’s current independent registered public accounting firm nor any other independent accountants, compiled, examined or performed any procedures with respect to the budget information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The Juniata 2015 budget and the FNBPA 2015 budget reflect numerous estimates and assumptions made by Juniata and FNBPA, respectively, with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Juniata’s and FNBPA’s respective businesses, all of which are difficult to predict and many of which are beyond Juniata’s and FNBPA’s respective control. The Juniata 2015 budget and the FNBPA 2015 budget also reflect assumptions as to certain business decisions that are subject to change. The Juniata 2015 budget and the FNBPA 2015 budget reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Juniata 2015 budget and the FNBPA 2015 budget constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Juniata’s and FNBPA’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this document and in Juniata’s reports filed with the SEC. The Juniata 2015 budget and the FNBPA 2015 budget do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement. Further, the Juniata 2015 budget and the FNBPA 2015 budget do not take into account the effect of any possible failure of the merger to occur. None of Juniata, FNBPA nor any of their financial advisors nor any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the Juniata 2015 budget or the FNBPA 2015 budget if they are or become inaccurate (even in the short term). The inclusion of the Juniata 2015 budget and the FNBPA 2015 budget herein should not be deemed an admission or representation by Juniata or FNBPA that they are viewed by Juniata or FNBPA as material information of Juniata or FNBPA, respectively, particularly in light of the inherent risks and uncertainties associated with such forecasts.

Juniata 2015 Budget

2015 Budget (in thousands)
Outstanding at Year End
Assets	$491,016
Equity	51,277
Shares Outstanding	4,189,607
Treasury Shares	556,219
Investments	141,702
Loans	311,467
Deposits	389,625
Borrowings	44,940
Average Balance – For the Year
Earning Assets	449,604
Total Assets	489,213
Equity	50,917
Investments	142,911
Loans	307,559
Deposits	387,348
Borrowings	45,988
Wtd Shares Outstanding (FD)	4,189,607
Net Income
Net Interest Income	$15,250
Loan Loss Provision	(400)
Non-interest income	4,580
Non-interest expense	(14,475)
IBIT	4,955
Tax Provision	(1,138)
Tax Credit	575
Net Income	$4,392

2015 Budget (in thousands)
Key Ratios
Return on Average Assets	0.90%
Return on Average Equity	8.63%
Operating Income/Avg Assets	0.94%
Operating Expense/Avg Assets	2.96%
Basic Earnings per Share	1.05
Diluted Earnings per Share	1.05
Cash Dividend per Share	0.88
Net Interest Margin (Flat)	3.39%
Net Interest Margin (TE)	3.53%
Effective Tax Rate	11.36%
Average Equity to Asset Ratio	10.41%
% Earning Assets to Avg Assets	91.90%
Loan to Deposit Ratio (Average)	79.40%
Loan to Deposit Ratio (Ending)	79.94%
Dividend Payout Ratio	83.94%

FNBPA 2015 Budget

2015 Budget (in thousands)
Outstanding at Year End
Assets	$94,273
Equity	11,444
Shares Outstanding	262,352
Investments	37,832
Loans	48,348
Deposits	77,925
Net Income
Net Interest Income	$3,142
Loan Loss Provision	(75)
Non-interest income	393
Non-interest expense	(2,838)
IBIT	(622)
Tax Provision	(68)
Net Income	$554

Board of Directors and Management of Juniata and JVB Following Completion of the Merger

Following the merger, the Juniata and JVB boards of directors will consist of the current directors of each plus one (1) additional director selected from among FNBPA’s current board members as mutually agreed by both FNBPA and Juniata. The executive officers of Juniata will be the existing executive officers of Juniata, and the executive officers of JVB will be the current officers of JVB plus the addition of Joseph Lashway, currently Vice President of FNBPA, as Senior Vice President of JVB.

Biographical information about Juniata’s current officers and directors is located under the heading “Information about Juniata Valley Financial Corp.” beginning on page 95.

FNBPA Shareholders Have Dissenters’ Rights in the Merger

General

FNBPA shareholders have the right under Pennsylvania law to dissent from the merger agreement and obtain the “fair value” of their shares in cash as determined by an appraisal process in accordance with the procedures under Subchapter D of Chapter 15 of the PBCL. Juniata shareholders do not have dissenters’ rights with respect to the merger. Following is a summary of the rights of dissenting shareholders. The summary is qualified in its entirety by reference to Annex D, which sets forth the applicable dissenters’ rights provisions of Pennsylvania law. If you are considering exercising your dissenters’ rights, you should read carefully the summary below and the full text of the law set forth in Annex D.

In the discussion of dissenters’ rights, the term “fair value” means the value of a share of FNBPA common stock, as applicable, immediately before the day of the effective date of the merger, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the merger. Before the effective date of the merger, FNBPA shareholders should send any written notice or demand required in order to exercise dissenters’ rights to FNBPA Bancorp, Inc., 64 Main Street, Port Allegany, Pennsylvania 16743 (Attn: President).

After the effective date of the merger, all dissenters should send any correspondence to Juniata Valley Financial Corp., Bridge and Main Streets, P.O. Box 66, Mifflintown, PA 17059 (Attn: JoAnn McMinn).

Notice of Intention to Dissent

If you wish to dissent from the merger, you must do the following:

•	Prior to the vote on the merger agreement by FNBPA shareholders at the FNBPA special meeting, file with FNBPA a written notice of your intention to demand payment of the fair value of your shares of common stock if the merger is completed;
•	Make no change in your beneficial ownership of the common stock with respect to which you are dissenting from the date you give notice of your intention to demand fair value of your shares through the day of the merger; and
•	Not vote your shares of common stock with respect to which you are dissenting to adopt the merger agreement at the special meeting.

Simply providing a proxy against or voting against the proposed merger will not constitute notice of your intention to dissent. Further, if you submit a proxy, but do not indicate how you wish to vote, your right to dissent will be lost.

Notice to Demand Payment

If the merger is adopted by the required vote of FNBPA and Juniata shareholders, FNBPA will mail a notice to all those dissenting shareholders who gave due notice of their intention to demand payment of the fair value of their shares and who did not vote to adopt the merger agreement. The notice will state where and when dissenting shareholders must deliver a written demand for payment and where such dissenting shareholder must deposit certificates for the shares of common stock for which they dissented in order to obtain payment. The notice will include a form for demanding payment and a copy of the relevant provisions of Pennsylvania law. The time set for receipt of the demand for payment and deposit of stock certificates will be not less than 30 days from the date of mailing of the notice.

Failure to Comply with Required Steps to Dissent

You must take each step in the indicated order and in strict compliance with Pennsylvania law in order to maintain your dissenters’ rights. If you fail to follow these steps, you will lose the right to dissent, and you will receive the same merger consideration as shareholders who do not dissent.

Payment of Fair Value of Shares

Promptly after the effective date of the merger, or upon timely receipt of demand for payment if the closing of the merger has already taken place, Juniata will send each dissenting shareholder who has deposited his, her or its stock certificates, the amount that Juniata estimates to be the fair value of the common stock held by such dissenting shareholder. The remittance or notice will be accompanied by:

•	A closing balance sheet and statement of income of FNBPA for the fiscal year ending not more than 16 months before the date of remittance or notice, together with the latest available interim financial statements;
•	A statement of Juniata’s estimate of the fair value of FNBPA’s common shares; and
•	A notice of the right of the dissenting shareholder to demand supplemental payment, accompanied by a copy of the relevant provisions of Pennsylvania law.

Estimate by Dissenting Shareholder of Fair Value of Shares

If a dissenting shareholder believes that the amount stated or remitted by Juniata is less than the fair value of their common stock, the dissenting shareholder must send its estimate of the fair value (deemed a demand for the deficiency) of such common stock to Juniata within 30 days after Juniata mails its remittance. If the dissenting shareholder does not file its estimated fair value within 30 days after the mailing by Juniata of its remittance, the dissenting shareholder will be entitled to no more than the amount remitted by Juniata.

Valuation Proceedings

If any demands for payment remain unsettled within 60 days after the latest to occur of:

•	The effective date of the merger;
•	Timely receipt by FNBPA of any demands for payment; or
•	Timely receipt by Juniata of any estimates by dissenters’ of the fair value,

then, Juniata may file an application in the Court of Common Pleas requesting that the court determine the fair value of the common stock. If this happens, all dissenting shareholders whose demands have not been settled, no matter where they reside, will become parties to the proceeding. In addition, a copy of the application will be delivered to each dissenting shareholder.

If Juniata were to fail to file the application, then any dissenting shareholder, on behalf of all dissenting shareholders who have made a demand and who have not settled their claim against Juniata, may file an application in the name of Juniata at any time within the 30-day period after the expiration of the 60-day period and request that the Court of Common Pleas determine the fair value of the shares. The fair value determined by the Court of Common Pleas may, but need not, equal the dissenting shareholders’ estimates of fair value. If no dissenter files an application, then each dissenting shareholder entitled to do so shall be paid no more than Juniata’s estimate of the fair value of their common stock, and may bring an action to recover any amount not previously remitted, plus interest at a rate the Court of Common Pleas finds fair and equitable.

Juniata intends to negotiate in good faith with any dissenting shareholder. If, after negotiation, a claim cannot be settled, then Juniata will file an application requesting that the fair value of the FNBPA common stock, as the case may be, be determined by the Court of Common Pleas.

Cost and Expenses

The costs and expenses of any valuation proceedings performed by the Court of Common Pleas, including the reasonable compensation and expenses of any appraiser appointed by such court to recommend a decision on the issue of fair value, will be determined by such court and assessed against Juniata, except that any part of the costs and expenses may be apportioned and assessed by such court against any or all of the dissenting shareholders who are parties and whose action in demanding supplemental payment is dilatory, obdurate, arbitrary, vexatious or in bad faith, in the opinion of such court.

FNBPA shareholders wishing to exercise their dissenters’ rights should consult their own counsel to ensure that they fully and properly comply with applicable requirements.

Income Tax Consequences

See “Material United States Federal Income Tax Consequences” on page 79 for a discussion on how the federal income tax consequences of your action will change if you elect to dissent from the merger.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SUBCHAPTER D OF CHAPTER 15 OF THE PBCL REGARDING DISSENTERS’ RIGHTS WILL CONSTITUTE A WAIVER OF APPRAISAL RIGHTS. SHAREHOLDERS MAY WISH TO CONSULT INDEPENDENT COUNSEL BEFORE EXERCISING DISSENTERS’ RIGHTS.

Lack of Active Trading Market

Currently, neither the common stock of Juniata nor the common stock of FNBPA is traded on a national securities exchange. Although both companies’ common stock is quoted on the OTC Pink Marketplace, and although Juniata common stock trades more often than FNBPA common stock, resulting in greater liquidity of Juniata common stock compared to FNBPA common stock, there is currently a very limited public trading market for the common stock of either Juniata or FNBPA. The most recent trading price for Juniata’s common stock known to Juniata’s management was $18.50 per share on September 10, 2015, and the most recent trading price for FNBPA’s common stock known to FNBPA’s management was $47.50 per share on July 17, 2015. Given the absence of an active trading market for Juniata and FNBPA shares, such prices may not reflect actual current market values. Upon the effectiveness of the registration statement of which this proxy statement/prospectus is a part, the shares issued in connection with the merger will be freely transferable under the Securities Act of 1933, as amended, or the Securities Act, by holders who will not be affiliates of Juniata after the merger.

Affiliates of Juniata may resell shares of Juniata common stock issued in connection with the merger only if the shares are registered for resale under the Securities Act or an exemption is available. They may resell under the safe harbor provisions of Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. We encourage any such person to obtain advice of securities counsel before reselling any Juniata common stock. Juniata is a public company that files periodic reports with the SEC. Those reports are public, and can be accessed at www.sec.gov.

Regulatory Approvals Required for the Merger

The merger is subject to the approval of the FRB under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), as well as the approval of the FDIC under the Bank Merger Act and the approval of the PDB under the Pennsylvania Banking Code of 1965, as amended (the “Banking Code”).

In reviewing Juniata’s application for approval of the merger under the BHC Act, the FRB must consider, among other factors, the competitive effect of the merger, the managerial and financial resources and future prospects of Juniata, the effect of the merger on the convenience and needs of the communities to be served, including the records of performance of the subsidiary banks of the consolidating companies in meeting the credit needs of the communities under the Community Reinvestment Act, the effectiveness of Juniata in combating money laundering activities, and the extent to which the merger would result in greater or more concentrated risks to the stability of the United States banking or financial system. Applicable regulations require publication of notice of the application and an opportunity for the public to comment on the application in writing and to request a hearing.

In reviewing JVB’s application for approval of the bank merger under the Bank Merger Act, the FDIC must consider, among other factors, the competitive effect of the bank merger, the managerial and financial resources and future prospects of JVB, the effect of the bank merger on the convenience and needs of the communities to be served, including the records of performance of the merging banks in meeting the credit needs of the communities under the Community Reinvestment Act, the effectiveness of JVB in combating money laundering activities, and the risk that would be posed by the bank merger to the stability of the United States banking or financial system. Applicable regulations require publication of notice of the application and an opportunity for the public to comment on the application in writing.

The merger and the bank merger are also subject to the approval of the PDB under the Banking Code. In reviewing an application for approval of a bank merger, the PDB will consider, among other things, whether the plan of merger adequately protects the interests of the depositors, other creditors and shareholders, and whether the bank merger would be consistent with adequate and sound banking practices and in the public interest on the basis of the financial history and condition of the banks involved, their future prospects, the character of their management, the potential effect of the bank merger on competition, and the convenience and needs of the areas primarily to be served by the resulting institution.

The parties are not aware of any other governmental approvals or actions that may be required to consummate the merger. If any other approval or action is required, it is contemplated that such approval or action would be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

As of the date hereof, applications are pending with the FRB, FDIC and PDB.

FNBPA’s Directors and Executive Officers Have Financial Interests in the Merger

In considering the recommendation of the board of directors of FNBPA that FNBPA shareholders vote to adopt the merger agreement, FNBPA shareholders should be aware that FNBPA directors and executive officers have financial interests in the merger that may be different from, or in addition to, those of FNBPA shareholders generally. The board of directors was aware of and considered these potential interests, among other matters, in its decision to approve the merger agreement.

Share Ownership

As of September 11, 2015, the directors and executive officers of FNBPA may be deemed to be the beneficial owners of 15,238 shares, representing 5.81% of the outstanding shares of FNBPA common stock.

For more information, see “Security Ownership of Certain Beneficial Holders of FNBPA” (page 166).

Board Positions and Compensation

Juniata has agreed in the merger agreement that, upon completion of the merger, one former FNBPA director will be appointed to serve on the board of directors of Juniata and JVB. Each person who serves as a director of Juniata will be compensated in accordance with the policies of Juniata, which are anticipated to be substantially similar to the current policies of Juniata as described on page 115 under the heading “Information About Juniata — Compensation of Directors”. In addition, the remaining directors of FNBPA will be invited to participate in a Juniata regional advisory board for which they will be compensated at the rate of $250 per meeting.

Employment Agreement and Bonus for Joseph Lashway

JVB has entered into an employment agreement with Joseph Lashway. That agreement provides employment to Mr. Lashway as Senior Vice President of JVB for two and a half years from the effective date of the merger at an annual salary of $100,000, with an opportunity to earn a bonus each year. He will also be entitled to participate in the benefit programs available to employees of JVB generally.

FNBPA also intends to pay Mr. Lashway a one-time cash bonus of $10,000 immediately prior to consummation of the merger in recognition of his efforts throughout the merger process.

Severance Payments and Benefits in Employment Agreements

Two of FNBPA’s executive officers will receive severance payments in connection with the merger. R. Keith Fortner, FNBPA’s Chairman, President and Chief Executive Officer, will receive cash payments equal to 2.99 times the total of his highest annual salary received during the three years prior to the merger, plus his highest annual cash bonus and other cash compensation received during the three years prior to the merger, payable in two installments. Mr. Fortner will also receive from Juniata, for three years after the merger, the same level of life, disability, medical/health and other health and welfare benefits that he received during the year prior to the merger or, in the alternative, a dollar amount equal to the cost of obtaining such benefits.

Additionally, Martin L. Moses, FNBPA’s Executive Vice President, will receive cash payments equal to 2.5 times the total of his highest annual salary received during the three years prior to the merger, plus his highest annual cash bonus and other cash compensation received during the three years prior to the merger, payable in two installments. Mr. Moses will also receive from Juniata, for three years after the merger, the same level of life, disability, medical/health and other health and welfare benefits that he received during the year prior to the merger or, in the alternative, a dollar amount equal to the cost of obtaining such benefits.

Stay Bonus Fund

Juniata and FNBPA have established a stay bonus fund which will be used to compensate selected FNBPA and Port Allegany Bank employees for their services up to the time of the merger.

Indemnification and Insurance

The merger agreement provides that Juniata will, following the merger, indemnify all current and former officers and directors of FNBPA and its subsidiaries in accordance with Pennsylvania law and the indemnification provisions of FNBPA’s articles of incorporation and bylaws. In addition, for six years after the acquisition, Juniata agrees to maintain liability insurance coverage with respect to matters arising at or prior to the merger for each current or former officer or director of FNBPA or any of its subsidiaries, in amounts and on terms not materially less advantageous than the coverage provided prior to the acquisition, subject to a limit on the cost of such insurance of 150% of its current cost.

THE MERGER AGREEMENT

The following section describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference in this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing this merger. The representations, warranties and covenants contained in the merger agreement were made only for purposes of that agreement and as of specific dates, are subject to limitations agreed upon by the parties as stated therein, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the agreement, none of which materially alter the representations and warranties made.

Terms of the Merger

The boards of directors of FNBPA and Juniata have unanimously adopted the agreement and plan of merger which provides for the merger of FNBPA and Juniata, with Juniata surviving, and for the merger of their respective subsidiaries, Port Allegany Bank and JVB, with JVB surviving. Each share of FNBPA common stock issued and outstanding at the effective time of the merger will be converted into either 2.7813 shares of Juniata common stock or $50.34 in cash, as elected by each shareholder, within certain limits, as described below. See “Consideration to Be Received in the Merger.” Neither Juniata nor FNBPA owns any shares of common stock of the other.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	The agreement and plan of merger is approved and adopted by both FNBPA’s and Juniata’s shareholders;
•	All required governmental and regulatory consents and approvals have been obtained;
•	No more than 15% of the outstanding shares of FNBPA shall have exercised dissenters’ rights unless waived by Juniata; and
•	All other conditions to the merger discussed in this proxy statement/prospectus and the merger agreement are either satisfied or waived.

The bank merger will not be completed unless the merger is completed. The merger will become effective as stated in articles of merger to be filed with the Department of State of the Commonwealth of Pennsylvania. In the merger agreement, we have agreed to cause the completion of the merger to occur no later than thirty (30) business days following the satisfaction or waiver of the conditions specified in the merger agreement (other than those conditions that, by their nature, are to be satisfied at the closing, or on another mutually agreed date). It currently is anticipated that the effective time of the merger will occur in the fourth quarter of 2015, but we cannot guarantee when or if the merger will be completed.

Consideration to Be Received in the Merger

As a result of the merger, each FNBPA shareholder will have the right, with respect to each share of FNBPA common stock held (excluding company owned stock), to receive merger consideration consisting of either (i) 2.7813 shares of Juniata common stock or (ii) $50.34 in cash. FNBPA’s shareholders will be able to elect whether to receive the stock consideration or the cash consideration for each share of FNBPA’s stock owned. Although the merger agreement permits each FNBPA shareholder to elect the form of consideration he, she or it wants to receive in exchange for his, her or its shares of FNBPA common stock, all shareholder elections are subject to proration if the total number of shares for which cash is elected is less than 15% or greater than 25% of the total number of FNBPA shares of common stock outstanding. If proration is necessary, a sufficient number of non-electing shares will be converted into cash, if the minimum cash percentage has not been met, or stock, if the maximum cash percentage has been exceeded to the extent necessary to achieve the applicable minimum or maximum cash percentage. If, following the conversion of such non-electing shares, the minimum cash percentage has not been attained, then each FNBPA shareholder’s total stock election will be modified, on the same percentage basis, to become both a cash and stock election so that the total number of shares receiving cash consideration is 15%. Similarly, if the maximum cash election has been exceeded and, following the conversion of non-electing shares, the maximum cash percentage has not been attained, then each FNBPA shareholders’ cash election will be modified, on the same percentage basis, to become both a cash and stock election so that the total number shares receiving cash is 25%. If the total number of shares for which FNBPA shareholders elect to receive cash is equal to or greater than 15% and equal to or less than 25% of the total number of shares of FNBPA outstanding, then all shareholders who made valid elections will receive the consideration that they elect and any shareholder who failed to make an effective election will receive Juniata stock in exchange for their shares of FNBPA common stock.

No fractional shares of Juniata common stock will be issued. For each fractional share that would otherwise be issued, Juniata will pay an amount in cash equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) $50.34.

Election Procedures

FNBPA shareholders may elect the form of consideration they wish to receive by completing an election form. Around the time of FNBPA’s special meeting, Computershare will mail each FNBPA shareholder an official election form and instructions for completing and returning the form to Computershare. The official election form must be sent to Computershare before the election deadline, which will be stated on the election form and will also be publicly announced. You will be able to change or revoke your election at any time prior to the election deadline by delivering a written notice of revocation to FNBPA or delivering a new properly completed election form to Computershare, the exchange agent, no later than the election deadline.

Share Exchange Procedures

Do not send in your certificates of FNBPA common stock now.  Around the time of FNBPA’s special meeting, in addition to the election form, FNBPA shareholders will receive a letter of transmittal that will explain how to exchange your FNBPA stock certificates for the merger consideration. Please do not send in any FNBPA stock certificates until you receive the letter of transmittal.

Representations and Warranties

The merger agreement contains customary representations and warranties of FNBPA and Juniata relating to their respective businesses. The representations must be true and correct in all material respects, as of the date of the merger agreement and as of the effective date as though made on and as of the effective date (except that representations and warranties that by their terms speak as of the date of the merger agreement or some other date must be true and correct in all material respects as of such date). The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of Juniata and FNBPA has made representations and warranties to the other regarding, among other things:

•	Corporate matters, including due organization and qualification;
•	Capitalization;
•	Authority relative to execution and delivery of the merger agreement and the absence of breach or violations of organizational documents or other obligations as a result of the merger;
•	Required governmental filings and consents;
•	The timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;
•	Financial statements, undisclosed liabilities;
•	Tax matters;
•	The absence of circumstances and events reasonably likely to have a material adverse effect;
•	Material contracts, real estate leases, and other certain types of contracts;
•	Properties;
•	Insurance coverage;
•	Legal proceedings;

•	Compliance with applicable laws;
•	Employee matters, including employee benefit plans;
•	Environmental matters;
•	Brokers, finders and financial advisors;
•	Loan related matters;
•	Related party transactions;
•	Credit card accounts and merchant processing;
•	Required vote;
•	Registration Obligations;
•	Risk management arrangements;
•	Trust accounts;
•	Intellectual property; and
•	Labor matters.

In addition, FNBPA made representations regarding its receipt of a fairness opinion from its financial advisor and Juniata made representations regarding its common stock. The representations and warranties described above and included in the merger agreement were made by each of Juniata and FNBPA to the other party. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by Juniata and FNBPA in connection with negotiating the terms of the merger agreement (including by reference to information contained in disclosure schedules delivered by the parties under the merger agreement), and may have been included in the merger agreement for the purpose of allocating risk between Juniata and FNBPA rather than to establish matters as facts. The merger agreement is described herein, and included as Annex A, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding FNBPA, Juniata or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus.

Covenants and Agreements

Each of FNBPA and Juniata has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, each of Juniata and FNBPA agreed to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the merger as promptly as practicable.

Juniata has agreed to operate its business only in the ordinary course, to use reasonable best efforts to preserve intact its business organization and assets and maintain its rights and franchises and to voluntarily take no action that would adversely affect the parties’ ability to obtain timely regulatory approval to complete the merger or adversely affect Juniata’s ability to perform its covenants under the merger agreement. In addition, Juniata has agreed that, with certain exceptions and except with FNBPA’s prior written consent (which is not to be unreasonably withheld), that Juniata will not, and will not permit any of its subsidiaries to, among other things, undertake the following extraordinary actions:

•	Change or waive any provision of its articles of incorporation, charter or bylaws, except as required by law, or appoint any new directors to its board of directors, except to fill any vacancy in accordant with its bylaws;
•	Voluntarily take any action that would result in any of their representation and warranties or the representation and warranties of JVB becoming untrue or any of the conditions set forth in the merger agreement not being satisfied, except in each case as may be required by applicable law or any regulatory authority;

•	Change any method, practice or principle of accounting, except as may be required from time to time by generally accepted accounting principles or any regulatory authority responsible for regulating them or JVB; or
•	Acquire another depository institution or depository institution holding company if the proposed transaction, in Juniata’s reasonable judgment, could be expected to adversely affect the likelihood or timing of the regulatory approvals required by the merger.

FNBPA has agreed to operate its business only in the ordinary course and to use reasonable best efforts to preserve intact its business organization and assets and maintain its rights and franchises. In addition, FNBPA has agreed that, with certain exceptions and except with Juniata’s prior written consent (which is not to be unreasonably withheld), that FNBPA will not, and will not permit any of its subsidiaries to, among other things, undertake the following extraordinary actions:

•	Change or waive any provision of its articles of incorporation, charter or bylaws, except as required by law, or appoint any new directors to its board of directors, except to fill any vacancy in accordance with its bylaws;
•	Except as set forth in the merger agreement, change the number of authorized or issued shares of its capital stock, issue any shares or capital stock, or issue or grant any right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under any option or benefit plan, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock;
•	Enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business or as required by law;
•	Make application for the opening or closing of any, or open or close any, branch or automated banking facility;
•	Except as set forth in the merger agreement, take specified actions relating to director and employee compensation, benefits, hiring and promotions;
•	Except as otherwise expressly permitted under the merger agreement, enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;
•	Merge or consolidate it or any of its subsidiaries with any other corporation; sell or lease all or any substantial portion of its assets or businesses or that of any of its subsidiaries; make any acquisition of all or any substantial portion of the business or assets of any other party other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between it or any of its subsidiaries, and any other party; enter into a purchase and assumption transaction with respect to deposits and liabilities; voluntarily revoke or surrender of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;
•	Except as otherwise provided in the merger agreement, sell or otherwise dispose of their respective capital stock or that of any of their subsidiaries or sell or otherwise dispose of any of their respective assets or those of any of their respective subsidiaries other than in the ordinary course of business consistent with past practice; subject any of their assets or those of any of their subsidiaries to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice;
•	Incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;
•	Voluntarily take any action that would result in any of their representations and warranties or the representations and warranties of their respective banking subsidiary becoming untrue or any of the conditions set forth in the merger agreement not being satisfied, except in each case as may be required by applicable law or any regulatory authority;
•	Change any method, practice or principle of accounting, except as may be required from time to time by generally accepted accounting principles or any regulatory authority responsible for regulating them or their respective banking subsidiary;
•	Waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which it or any of its subsidiaries is a party;
•	Purchase any securities, including equity securities, except in accordance with past practice pursuant to policies approved by their respective board of directors currently in effect;
•	Except as permitted under the merger agreement, issue or sell any equity or debt securities;
•	Make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit), in excess of $500,000 or that is not in accordance with past practice pursuant to policies approved by the board of directors of FNBPA in effect on June 26, 2015;
•	Except as set forth in the merger agreement, enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any affiliate;
•	Enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest earning assets and interest bearing liabilities to changes in market rates of interest;
•	Except for the execution of the merger agreement, and actions taken or that will be taken in accordance with the merger agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;
•	Enter into any new line of business;
•	Make any material change in policies in existence on June 26, 2015 with regard to (i) underwriting, the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon, (ii) investments, (iii) asset/liability management, (iv) deposit pricing or gathering, or (v) other material banking policies except as may be required by changes in applicable law or regulations or by a regulatory authority;
•	Except for the execution of the merger agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any employee benefit plan;
•	Except as set forth in the merger agreement, make any capital expenditures in excess of $10,000 individually or $30,000 in the aggregate, other than pursuant to binding commitments existing on June 26, 2015 and other than expenditures necessary to maintain existing assets in good repair;
•	Except as set forth in the merger agreement, purchase or otherwise acquire any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

•	Undertake or enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by them or their respective banking subsidiary of more than $50,000 annually, or containing any financial commitment extending beyond 24 months from June 26, 2015;
•	Except as set forth in the merger agreement, pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $15,000 individually or $50,000 in the aggregate, and that does not create negative precedent and provided that they may not charge-off through settlement, compromise or discharge more than $5,000 of the outstanding principal balance of any loan that is 90 or more days contractually past due without first discussing the decision with the other party;
•	Foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of certain environmental materials;
•	Issue any broadly distributed communication to employees relating to post-closing employment, benefit or compensation information without the prior consent of Juniata or issue any broadly distributed communication to customers without the prior approval of Juniata, except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the merger,
•	Purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;
•	Other than charitable contributions contractually committed as of June 26, 2015, make any charitable contribution in excess of its budgeted amount for 2015 previously submitted to the other party or agree to make any such contribution for any period after the closing of the merger;
•	Change the dividend payout on FNBPA’s common stock to a level inconsistent with the level on the date of the merger agreement; or
•	Agree or commit to do any of the actions prohibited by the preceding bullets.

Each of Juniata and FNBPA has agreed to additional covenants which include, among other things, commitments to:

•	Provide certain financial and regulatory information upon request;
•	Maintain insurance in reasonable amounts;
•	Obtain as soon as practicable all consents and approvals necessary or desirable to close the merger;
•	Take all actions which are necessary or advisable to complete the merger; and
•	Provide access to each other’s properties, book and records and personnel upon reasonable notice.

Juniata has further agreed that Juniata will:

•	Use its good faith efforts to retain the present employees of FNBPA in their current position and salary;
•	For purposes of determining eligibility and vesting for Juniata employee benefit plans, provide credit for meeting eligibility and vesting requirements in such plans for service as an employee of FNBPA or any predecessor of FNBPA;
•	Pay severance benefits to any employees of FNBPA or FNBPA Bank as of June 26, 2015 whose employment is terminated within one year of the closing of the merger, other than as a result of unsatisfactory performance and who is not party to an agreement that provides for specific severance payments, equal to two weeks’ salary for each full year of service with FNBPA or FNBPA Bank, but at least four weeks’ salary and no more than 26 weeks’ salary;

•	Honor the terms of all employment obligations, as disclosed to Juniata in FNBPA disclosure schedules to the merger agreement;
•	To indemnify, defend and hold harmless the officers, directors and employees of FNBPA against all claims which arise out of the fact that such person is or was a director, officer or employee of FNBPA and which relate to any matter of fact existing at or prior to the merger, to the fullest extent as would have been permitted by FNBPA under Pennsylvania law and under FNBPA’s articles of incorporation and bylaws;
•	Maintain, for six years following the merger, FNBPA’s current directors’ and officers’ liability insurance policies covering the officers and directors of FNBPA with respect to matters occurring at or prior to the merger, except that Juniata may substitute similar policies, and that Juniata is not required to spend more than 150% of the annual cost currently expended by FNBPA in order to obtain this insurance; and
•	Permit FNBPA to establish a stay bonus pool for eligible employees, as mutually agreed by FNBPA and Juniata as to recipients, timing and amount of payment, not to exceed $30,000 in the aggregate.

The merger agreement also contains mutual covenants relating to the preparation of this proxy statement/prospectus, the regulatory applications and the holding of the special meeting of FNBPA shareholders, access to information or the other company and public announcements with respect to the transactions contemplated by the merger agreement. FNBPA and Juniata have also agreed to use all reasonable best efforts to take all actions needed to obtain necessary governmental and third party consents and to consummate the transactions contemplated by the merger agreement.

Call of Shareholder Meeting; Support of the Merger

Each of FNBPA and Juniata has agreed to hold a meeting of its shareholders as promptly as practicable following effectiveness of the registration statement of which this proxy statement/prospectus is a part for the purpose of obtaining shareholder adoption of the merger agreement. Subject to its fiduciary duties, as determined in good faith after consultation with its outside legal counsel, FNBPA’s board of directors has agreed to recommend that its shareholders vote in favor of the agreement and plan of merger and to support the merger.

Agreement Not to Solicit Other Offers

FNBPA has also agreed that it, its subsidiaries and its officers, directors, employees, representatives, agents and affiliates will not, directly or indirectly:

•	Initiate, solicit, induce or encourage, or take any action to facilitate the making of any inquiry, offer or proposal which constitutes, relates or could reasonably be expected to lead to an inquiry or proposal that constitutes an acquisition proposal (as defined below), respond to any such inquiry, participate in any discussions or negotiations with respect to such inquiry or recommend or endorse any such acquisition proposal; or
•	Enter into any agreement, agreement in principle or letter of intent regarding any acquisition proposal or authorize or permit any of its officers, directors, employees, subsidiaries or any representative to take any such action.

However, FNBPA may consider and participate in discussions and negotiations with respect to an unsolicited bona fide acquisition proposal if and only if (a) its special meeting has not occurred and (b) FNBPA complies with the terms of the agreement governing when and under what circumstances it may respond to an unsolicited offer; (c) its board of directors determines (after consultation with outside legal counsel and its independent financial advisor) that failure to take these actions would be inconsistent with its fiduciary duties under applicable law and (ii) the acquisition proposal is an acquisition proposal that is deemed superior to the transactions contemplated by the merger agreement and provides the other party with notice of such determination within one business day thereafter. In addition, FNBPA must (1) otherwise have complied in all material respects with the applicable sections of the merger agreement, and (2) not provide confidential information or data to any person in connection with an acquisition proposal unless the person has executed a confidentiality agreement on terms at least as favorable as the terms contained in the confidentiality agreement between FNBPA and Juniata.

An acquisition proposal means any inquiry, offer or proposal as to any of the following (other than the merger between Juniata and FNBPA) involving FNBPA or any of its subsidiaries:

•	Any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving it or any of its subsidiaries;
•	Any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of it or any of its subsidiaries representing, in the aggregate, twenty-five percent (25%) or more of the assets of it and each of its subsidiaries on a consolidated basis;
•	Any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty-five percent (25%) or more of the votes attached to the outstanding securities of it or any of its subsidiaries;
•	Any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty-five percent (25%) or more of any class of equity securities of it or any of its subsidiaries; or
•	Any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

FNBPA has agreed:

•	To notify Juniata in writing within 24 hours, if any proposals or offers are received by, any information is requested from, or any negotiation or discussions are sought to be initiated or continued, with FNBPA or its representatives, in each case in connection with an acquisition proposal, and to provide Juniata with relevant information regarding such proposal, offer, information request, negotiations or discussions;
•	To keep Juniata fully informed of the status and details of any such proposal or inquiry and any developments with respect thereto; and
•	Not to release any third party from the confidentiality and standstill provisions of any agreement to which FNBPA is a party and to terminate any discussions, negotiations, and communications with any person with respect to any acquisition proposal for FNBPA.

Expenses and Fees

In general, each of Juniata and FNBPA will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transaction contemplated by the merger agreement. Juniata will be responsible for any Securities and Exchange Commission filing fees, and each party shall bear equally all costs of printing and mailing the proxy materials incurred in connection with the shareholder meetings.

Indemnification and Insurance

The merger agreement provides that in the event of any threatened or actual claim, action, suit, proceeding or investigation in which any person who is or has been a director or officer of FNBPA or is threatened to be made party based in whole or in part on, or arising in whole or in part out of or pertaining to (i) the fact that he is or was a director, officer or employee of FNBPA or any of its subsidiaries or predecessors, or (ii) the merger agreement, Juniata will defend against and respond thereto. Juniata has agreed to indemnify and hold harmless each such indemnified party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each party to the fullest extent permitted by law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

The merger agreement requires Juniata to honor after completion of the merger the current rights of FNBPA directors, officers and employees to indemnification under FNBPA articles of incorporation or FNBPA bylaws or similar governing documents. The merger agreement also provides that, upon completion of the merger, Juniata will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of FNBPA and its subsidiaries in their capacities as such against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable laws.

The merger agreement provides that Juniata will maintain for a period of six years after completion of the merger FNBPA’s current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, except that Juniata is not required to incur an annual premium expense greater than 150% of FNBPA’s current annual directors’ and officers’ liability insurance premium.

Conditions to Complete the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	The adoption of the agreement and plan of merger by the requisite vote of FNBPA’s and Juniata’s shareholders;
•	The effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the Juniata common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;
•	The receipt of a legal opinion with respect to certain United States federal income tax consequences of the merger;
•	The receipt and effectiveness of all governmental and other approvals, registrations and consents on terms and conditions, and the expiration of all related waiting periods required to complete the merger;
•	The execution and effectiveness of an employment agreement between Juniata and Joseph D. Lashway; and
•	The absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement.

Each of Juniata’s and FNBPA’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	The absence of a material adverse effect on the other party;
•	The truth and correctness of the representations and warranties of each other party in the merger agreement, subject to the materiality standard provided in the merger agreement, and the performance by each other party in all material respects of their obligations under the merger agreement and the receipt by each party of certificates from the other party to that effect; and
•	The holders of no more than 15% of the outstanding shares of common stock of each of Juniata and FNBPA exercise dissenters’ rights.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion by mutual consent or by either party in the following circumstances:

•	If there is a breach by the other party that would cause the failure of the closing conditions, unless the breach is capable of being, and is, cured within 30 days of notice of the breach and the terminating party is not itself in material breach;
•	If the merger has not been completed by April 15, 2016, unless the failure to complete the merger by that date was due to the terminating party’s material breach of a representation, warranty, covenant or other agreement under the merger agreement;
•	If any bank regulator, court of competent jurisdiction or governmental authority issues an order, decree, ruling or takes any other action restraining, enjoining or otherwise prohibiting the merger; or
•	If the shareholders of FNBPA or Juniata fail to adopt the merger agreement at its shareholder meeting.

In addition, Juniata’s board of directors may terminate the merger agreement if: (1) FNBPA board of directors receives a superior acquisition proposal and (2) the board of directors of FNBPA: (a) enters into an acquisition agreement with respect to such proposal; (b) terminates the merger agreement; (c) withdraws its recommendation of the merger agreement, fails to make such a recommendation or modifies or qualifies its recommendation, in a manner adverse to Juniata; or (d) delivers a written notice to Juniata of its determination to accept such proposal.

Further, FNBPA’s board of directors may terminate the merger agreement if FNBPA has received a superior acquisition proposal and has delivered a written notice to Juniata of its determination to accept such proposal. In addition, if the average price of Juniata’s common stock, measured over the 30 trading day period occurring shortly before the closing date of the merger, drops below $14.48 per share and also declines by twenty percent more than the percent decline in the NBSI between June 26, 2015 and the last trading date in the 30 day period, FNBPA’s board of directors may elect to terminate the merger agreement unless Juniata increases the consideration to at least $10.56 million.

Effect of Termination

If the merger agreement is terminated, it will become void, and there will be no liability on the part of Juniata or FNBPA, except that (1) both Juniata and FNBPA will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information and publicity restrictions, will survive the termination.

Termination Fee

FNBPA will pay Juniata a termination fee of $475,000 in the event that the merger agreement is terminated:

•	By Juniata because FNBPA’s shareholders fail to approve the merger at the special meeting and, prior thereto, there has been a publicly proposed or announced alternative acquisition proposal for FNBPA that is agreed to or consummated within 12 months following termination; or
•	By Juniata because FNBPA has received an alternative acquisition proposal, and FNBPA (1) enters into an acquisition agreement with respect to the alternative acquisition proposal, (2) terminates the merger agreement, (3) fails to make, withdraws, modifies or qualifies its recommendation of the merger agreement in a manner adverse to Juniata, or (4) delivers a written notice to Juniata of its determination to accept the alternative acquisition proposal; or
•	By FNBPA, if FNBPA receives an alternative acquisition proposal and delivers a written notice to Juniata of its determination to accept the alternative acquisition proposal.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by written agreement between FNBPA and Juniata executed in the same manner as the merger agreement.

At any time prior to the completion of the merger, each of the parties, by action taken or authorized by their respective board of directors, to the extent legally allowed, may:

•	Extend the time for the performance of any of the obligations or other acts of the other party;
•	Waive any inaccuracies in the representations and warranties of the other party; or
•	Waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement;

Provided, however, that no amendment after approval by the shareholders of a party shall be made which changes in a manner adverse to such shareholders the consideration to be provided to FNBPA’s shareholders pursuant to this Agreement.

ACCOUNTING TREATMENT

The merger will be treated as a business combination to be accounted for using the acquisition method of accounting under U.S. generally accepted accounting principles. Juniata will be considered the acquirer and FNBPA will be considered the acquired entity. Under the acquisition method of accounting, the acquired tangible and identifiable intangible assets and liabilities assumed of FNBPA will be recorded, as of the date of completion of the merger, at their respective fair values. Any excess of the purchase price over the fair values of net assets acquired will be recorded as “goodwill”. Under U.S. generally accepted accounting principles, goodwill is not amortized, but is assessed annually for impairment with any resulting impairment losses included in net income. If the net assets acquired exceed the purchase price, there will be no goodwill recorded and the resulting difference will be recorded as a bargain purchase gain. The results of operations of the combined entity (Juniata) will include the results of FNBPA’s operations only after completion of the merger.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion addresses the material United States federal income tax consequences of the merger to a shareholder of FNBPA who holds shares of common stock of FNBPA, as applicable, as a capital asset. This discussion is based upon the Internal Revenue Code, Treasury regulations promulgated under the Internal Revenue Code, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to FNBPA shareholders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to FNBPA shareholders subject to special treatment under the Internal Revenue Code (including banks, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, investors in pass-through entities, FNBPA shareholders who hold their respective shares of common stock as part of a hedge, straddle or conversion transaction, acquired their respective shares of common stock pursuant to the exercise of employee stock options or otherwise as compensation, and holders who are not United States persons, within the meaning of Section 7701(a)(30) of the Internal Revenue Code). In addition, the discussion does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax aspects set forth below.

FNBPA shareholders are encouraged to consult their tax advisors with respect to the particular United States federal, state, local and foreign tax consequences of the merger.

The closing of the merger is conditioned upon the receipt by Juniata and FNBPA of the opinion of Barley Snyder LLP, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion (including factual representations contained in certificates of officers of Juniata and FNBPA) which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the IRS or the courts, and neither Juniata nor FNBPA intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

Barley Snyder has opined that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The discussion below sets forth the opinion of Barley Snyder LLP as to the material United States federal income tax consequences of the merger to Juniata and to FNBPA shareholders.

An FNBPA shareholder will recognize no gain or loss as a result of such shareholder’s shares of FNBPA common stock, respectively, being exchanged in the merger solely for shares of Juniata common stock, except as described below with respect to the receipt of cash in lieu of a fractional share of FNBPA common stock. An FNBPA shareholder’s aggregate tax basis in shares of Juniata common stock received in the merger, including any fractional share deemed received and exchanged as described below, will equal the aggregate tax basis of the shareholder’s FNBPA common shares, as applicable, surrendered in the merger. The holding period of the Juniata common stock will include the holding period of the shares of FNBPA common stock surrendered in the merger, provided the FNBPA shareholder’s common shares are held as a capital asset at the time of the merger.

Cash received by an FNBPA shareholder in exchange for shares of FNBPA common stock generally will be treated as received in redemption of the shares, and gain or loss generally will be recognized based on the difference between the amount of cash received and the shareholder’s aggregate adjusted tax basis of the shares of FNBPA common stock, as applicable, surrendered. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of FNBPA common stock is more than one year at the time of the merger. The deductibility of capital losses is subject to limitations.

Similarly, cash received by a FNBPA shareholder in lieu of a fractional share of FNBPA common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the shares of FNBPA common stock, as applicable, surrendered that is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of FNBPA common stock is more than one year at the time of the merger. The deductibility of capital losses is subject to limitations.

As parties to the merger, no gain or loss will be recognized by Juniata or FNBPA solely as a result of consummation of the merger.

Tax matters are very complicated, and the tax consequences of the merger to each holder of FNBPA common stock will depend on the facts of that shareholder’s particular situation. The discussion set forth above does not address all United States federal income tax consequences that may be relevant to a particular holder of FNBPA common stock and may not be applicable to holders in special situations. Holders of FNBPA common stock are urged to consult their own tax advisors regarding the specific tax consequences of the merger. Further, such discussion does not address tax consequences that may arise with respect to Juniata or The Juniata Valley Bank by reason of any actions taken or events occurring subsequent to the merger.

SUPERVISION AND REGULATION

General

Juniata and FNBPA operate in a highly regulated industry, and thus may be affected by changes in state and federal regulations and legislation. As a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), each of Juniata and FNBPA are subject to supervision and examination by the FRB and are required to file with the FRB periodic reports and information regarding its business operations and those of their respective subsidiaries. In addition, under the Pennsylvania Banking Code of 1965, the PDB has the authority to examine the books, records and affairs of Juniata and FNBPA and to require any documentation deemed necessary to ensure compliance with the Pennsylvania Banking Code.

The Bank Holding Company Act requires Juniata and FNBPA to obtain Federal Reserve Board approval before: acquiring more than five percent ownership interest in any class of the voting securities of any bank, acquiring all or substantially all of the assets of a bank or merging or consolidating with another bank holding company. In addition, the Act prohibits a bank holding company from acquiring the assets, or more than five percent of the voting securities, of a bank located in another state, unless such acquisition is specifically authorized by the statutes of the state in which the bank is located.

Juniata and FNBPA are generally prohibited under the Bank Holding Company Act from engaging in, or acquiring, direct or indirect ownership or control of more than five percent of the voting shares of any company engaged in nonbanking activities unless the Federal Reserve Board, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determination, the FRB considers whether the performance of these activities by a bank holding company can reasonably be expected to produce benefits to the public that outweigh the possible adverse effects.

A satisfactory safety and soundness rating, particularly with regard to capital adequacy, and a satisfactory Community Reinvestment Act rating are generally prerequisites to obtaining federal regulatory approval to make acquisitions and open branch offices. As of December 31, 2014, JVB was rated “outstanding” under the Community Reinvestment Act and was a “well capitalized” institution and FNBPA was rated “satisfactory” under the Community Reinvestment Act and was a “well capitalized” institution. An institution’s Community Reinvestment Act rating is considered in determining whether to grant approvals relating to charters, branches and other deposit facilities, relocations, mergers, consolidations and acquisitions. Less than satisfactory performance may be the basis for denying an application.

There are various legal restrictions on the extent to which a bank holding company and its non-bank subsidiaries can borrow or otherwise obtain credit from their bank subsidiaries. In general, these restrictions require that any such extensions of credit must be secured by designated amounts of specified collateral and are limited, as to any one of the holding company or such non-bank subsidiaries, to ten percent of the lending bank’s capital stock and surplus and, as to the holding company and all such non-bank subsidiaries in the aggregate, to 20 percent of the bank’s capital stock and surplus. Further, financial institutions are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

As a bank chartered under the laws of the Commonwealth of Pennsylvania, JVB is subject to the regulations and supervision of the FDIC and the PDB. Port Allegany Bank, as a national bank, is subject to the regulations and supervision of the Office of the Comptroller of Currency. These government agencies conduct regular safety and soundness and compliance reviews that have resulted in satisfactory evaluations to date. Some of the aspects of the lending and deposit business of JVB and Port Allegany Bank that are regulated by these agencies include personal lending, mortgage lending and reserve requirements.

The operations of JVB and Port Allegany Bank are also subject to numerous Federal, state and local laws and regulations which set forth specific restrictions and procedural requirements with respect to interest rates on loans, the extension of credit, credit practices, the disclosure of credit terms and discrimination in credit transactions. JVB and Port Allegany Bank are also subject to certain limitations on the amount of cash dividends that they can pay to Juniata and FNBPA. See Note 16 of Notes to Consolidated Financial Statements of Juniata and Note 11 of Notes to Consolidated Financial Statements of FNBPA contained in this document.

Under Federal Reserve Board policy, Juniata is expected to act as a source of financial strength to JVB and Liverpool Community Bank (“LCB”), of which Juniata owns 39.16%, and to commit resources to support JVB and LCB in circumstances where they might not be in a financial position to support themselves. FNBPA has the same obligations with respect to Port Allegany Bank. Consistent with the “source of strength” policy for subsidiary banks, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common stockholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the bank holding company’s capital needs, asset quality and overall financial condition.

As a public company, Juniata is subject to the Securities and Exchange Commission’s rules and regulations relating to periodic reporting, proxy solicitation and insider trading.

FDIC Insurance

The FDIC is an independent federal agency that insures the deposits, up to prescribed statutory limits, of federally insured banks and savings institutions and safeguards the safety and soundness of the banking and savings industries. The FDIC administers the Deposit Insurance Fund (“DIF”). The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) permanently raised the standard maximum deposit insurance coverage amount to $250,000 and made the increase retroactive to January 1, 2008. The FDIC deposit insurance coverage limit applies per depositor, per insured depository institution for each account ownership category. The FDIC has been given greater latitude in setting the assessment rates for insured depository institutions which could be used to impose minimum assessments.

The FDIC is authorized to set the reserve ratios for the DIF annually at between 1.15% and 1.5% of estimated insured deposits. FDIC assessment rates currently range from 12 to 50 basis points. Institutions in the lowest risk category, Risk Category I, pay between 12 and 14 basis points. Initial base assessment rates range between 12 and 45 basis points — 12 – 16 basis points for Category I. The initial base rates for risk categories II, III and IV were 20, 30 and 45 basis points, respectively. For institutions in any risk category, assessment rates rose above initial rates for institutions relying significantly on secured liabilities. Assessment rates increased for institutions with a ratio of secured liabilities (repurchase agreements, Federal Home Loan Bank advances, secured Federal Funds purchased and other secured borrowings) to domestic deposits of greater than 15%, with a maximum of 50% above the rate before such adjustment.

On February 27, 2009, the FDIC adopted an interim rule that permits the Board to impose an emergency special assessment of up to 10 basis points, if necessary to maintain public confidence in federal deposit insurance. In addition, the FDIC required all insured institutions to prepay three years of assessments on December 30, 2009, which required Juniata to prepay approximately $1.8 million of projected fees for 2010, 2011 and 2012. As of December 31, 2012, Juniata received a refund of $547,000 from the FDIC in 2013, representing funds that had remained in the prepaid account at the end of 2012.

The Dodd-Frank Act revised the statutory authorities governing the FDIC’s management of the DIF. Key requirements from the Dodd-Frank Act have resulted in the FDIC’s adoption of the following amendments: (1) redefined the assessment base used to calculate deposit insurance assessments to “average consolidated total assets minus average tangible equity”; (2) raised the DIF’s minimum reserve ratio to 1.35 percent and removed the upper limit on the reserve ratio; (3) revised adjustments to the assessment rates by eliminating one adjustment and adding another; and (4) revised the deposit insurance assessment rate schedules due to changes to the assessment base. Revised rate schedules and other revisions to the deposit insurance assessment rules became effective April 1, 2011. Though deposit insurance assessments maintain a risk-based approach, the FDIC’s changes impose a more extensive risk-based assessment system on large insured depository institutions with at least $10 billion in total assets since they are more complex in nature and could pose greater risk. Due to the changes to the assessment base and assessment rates, as well as the DIF restoration time frame, the impact on Juniata’s and FNBPA’s deposit insurance assessments resulted in lower premiums from 2011 through 2014 and will likely continue in future years.

The FDIC may terminate the insurance of an institution’s deposits upon finding that the institution has engaged in unsafe and unsound practices, is in an unsafe and unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. Neither Juniata nor FNBPA know of any practice, condition or violation that might lead to termination of its deposit insurance.

In addition, all insured institutions of the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, an agency of the Federal government established to finance resolutions of insolvent thrifts. These assessments, the current quarterly rate of which is approximately .0154 of insured deposits, will continue until the Financing Corporation bonds mature in 2017.

Community Reinvestment Act

Under the Community Reinvestment Act, JVB and Port Allegany Bank have a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. However, the Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act also requires:

•	the applicable regulatory agency to assess an institution’s record of meeting the credit needs of its community;
•	public disclosure of an institution’s CRA rating; and
•	the applicable regulatory agency to provide a written evaluation of an institution’s CRA performance utilizing a four-tiered descriptive rating system.

Capital Regulation

Juniata and JVB, as well as FNBPA and Port Allegany Bank, are subject to risk-based and leverage capital standards by which all bank holding companies and banks are evaluated in terms of capital adequacy. The risk-based capital standards relate a banking organization’s capital to the risk profile of its assets and require that bank holding companies and banks have Tier 1 capital of at least 4% of total risk-adjusted assets, and total capital, including Tier 1 capital, equal to at least 8% of total risk-adjusted assets. Tier 1 capital includes common stockholders’ equity and qualifying perpetual preferred stock together with related surpluses and retained earnings. The remaining portion of this capital standard, known as Tier 2 capital, may be comprised of limited life preferred stock, qualifying subordinated debt instruments and the reserves for possible loan losses.

Additionally, banking organizations must maintain a minimum leverage ratio of 3%, measured as the ratio of Tier 1 capital to adjusted average assets. This 3% leverage ratio is a minimum for the most highly rated banking organizations without any supervisory, financial or operational weaknesses or deficiencies. Other banking organizations are expected to maintain leverage capital ratios that are 100 to 200 basis points above such minimum, depending upon their financial condition.

Under the Federal Deposit Insurance Corporation Improvement Act of 1991 (the “1991 Act”), a bank holding company is required to guarantee that any “undercapitalized” (as such term is defined in the statute) insured depository institution subsidiary will comply with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution’s total assets at the time the institution became undercapitalized, or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards as of the time the institution failed to comply with such capital restoration plan.

Federal banking agencies have broad powers to take corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are “well capitalized,” “adequately capitalized,” “undercapitalized”, “significantly undercapitalized,” or “critically undercapitalized.” As of December 31, 2014, each of JVB and Port Allegany Bank was a “well-capitalized” bank, as defined by its primary federal regulator.

The FDIC has issued a rule that sets the capital level for each of the five capital categories by which banks are evaluated. A bank is deemed to be “well capitalized” if the bank has a total risk-based capital ratio of 10% or greater, has a Tier 1 risk-based capital ratio of 6% or greater, has a leverage ratio of 5% or greater, and is not subject to any order or final capital directive by the FDIC to meet and maintain a specific capital level for any capital measure. A bank may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it received an unsatisfactory safety and soundness examination rating.

All of the bank regulatory agencies have issued rules that amend their capital guidelines for interest rate risk and require such agencies to consider in their evaluation of a bank’s capital adequacy the exposure of a bank’s capital and economic value to changes in interest rates. These rules do not establish an explicit supervisory threshold. The agencies intend, at a subsequent date, to incorporate explicit minimum requirements for interest rate risk into their risk based capital standards and have proposed a supervisory model to be used together with bank internal models to gather data and hopefully propose at a later date explicit minimum requirements.

The United States is a member of the Basel Committee on Banking Supervision (“the Basel Committee”) that provides a forum for regular international cooperation on banking supervisory matters. The Basel Committee develops guidelines and supervisory standards and is best known for its international standards on capital adequacy.

In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, officially identified by the Basel Committee as “Basel III”. In July 2013, the FRB published final rules to implement the Basel III capital framework and revise the framework for the risk-weighting of assets. The Basel III rules, among other things, narrow the definition of regulatory capital. When fully phased in on January 1, 2019, Basel III will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Basel III also provides for a “countercyclical capital buffer,” an additional capital requirement that generally is to be imposed when national regulators determine that excess aggregate credit growth has become associated with a buildup of systemic risk, in order to absorb losses during periods of economic stress. Banking institutions that maintain insufficient capital to comply with the capital conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. Additionally, the Basel III framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests, including a liquidity coverage ratio (LCR) designed to ensure that the banking entity maintains a level of unencumbered high-quality liquid assets greater than or equal to the entity’s expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario, and a net stable funding ratio (NSFR) designed to promote more medium and long-term funding based on the liquidity characteristics of the assets and activities of banking entities over a one-year time horizon. In September 2014, the federal regulatory agencies finalized rules implementing the LCR for U.S. financial institutions that are “internationally active banking organizations” and those generally with more than $250 billion in total consolidated assets. The FRB separately adopted a less stringent, modified LCR requirement for bank holding companies that have more than $50 billion in total consolidated assets. Neither of the final bank regulatory LCR rules apply to Juniata or FNBPA. The federal regulatory agencies have not yet proposed rules to implement the NSFR.

The final rules revise federal regulatory agencies’ risk-based and leverage capital requirements and their method for calculating risk-weighted assets to make them consistent with the Basel III framework. The final rules apply to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more, and top-tier savings and loan holding companies (“banking organizations”). Among other things, the proposed rules establish a new common equity tier 1 (CET1) minimum capital requirement (4.5% of risk-weighted assets) and a higher minimum tier 1 capital requirement (from 4.0% to 6.0% of risk-weighted assets), and assign higher risk weightings (150%) to exposures that are more than 90 days past due or are on nonaccrual status and certain commercial real estate facilities that finance the acquisition, development or construction of real property.

When fully phased in, Basel III requires financial institutions to maintain: (a) as a newly adopted international standard, a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7.0%); (b) a minimum ratio of tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum tier 1 capital ratio of 8.5% upon full implementation); (c) a minimum ratio of total (that is, tier 1 plus tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation); and (d) as a newly adopted international standard, a minimum leverage ratio of 3.0%, calculated as the ratio of tier 1 capital balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter). In addition, the proposed rules also limit a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer”.

Under the final rules, compliance was required beginning January 1, 2015, for most banking organizations, subject to a transition period for several aspects of the final rules, including the new minimum capital ratio requirements, the capital conservation buffer and the regulatory capital adjustments and deductions.

As a result of the new capital conservation buffer rules, once in effect, if Juniata’s bank subsidiary, JVB, fails to maintain the required minimum capital conservation buffer, Juniata may be unable to obtain capital distributions from it, which could negatively impact Juniata’s ability to pay dividends, service debt obligations or repurchase common stock. In addition, such a failure could result in a restriction on Juniata’s ability to pay certain cash bonuses to executive officers, negatively impacting Juniata’s ability to retain key personnel

As of June 30, 2015, each of Juniata and FNBPA believe its current capital levels would meet the fully phased-in minimum capital requirements, including capital conservation buffer, as prescribed in the U.S. Basel III Capital Rules.

Gramm-Leach-Bliley Act

On November 12, 1999, the Gramm-Leach-Bliley Act (“GLB”) was signed into law. GLB permits commercial banks to affiliate with investment banks. It also permits bank holding companies which elect financial holding company status to engage in any type of financial activity, including securities, insurance, merchant banking/equity investment and other activities that are financial in nature. Juniata has not elected financial holding company status. The merchant banking provisions allow a bank holding company to make a controlling investment in any kind of company, financial or commercial. GLB allows a bank to engage in virtually every type of activity currently recognized as financial or incidental or complementary to a financial activity. A commercial bank that wishes to engage in these activities is required to be well capitalized, well managed and to have a satisfactory or better Community Reinvestment Act rating. GLB also allows subsidiaries of banks to engage in a broad range of financial activities that are not permitted for banks themselves. Although none of Juniata, JVB, FNBPA or Port Allegany Bank have commenced these types of activities to date, GLB enables them to evaluate new financial activities that would complement the products already offered to enhance non-interest income.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 implemented a broad range of corporate governance, accounting and reporting measures for companies, like Juniata, that have securities registered under the Securities Exchange Act of 1934 and would not, therefore, apply to FNBPA. Specifically, the Sarbanes-Oxley Act and the various regulations promulgated under the Act, established, among other things: (i) requirements for audit committees, including independence, expertise, and responsibilities; (ii) additional responsibilities relating to financial statements for the Chief Executive Officer and Chief Financial Officer of reporting companies; (iii) standards for auditors and regulation of audits, including independence provisions that restrict non-audit services that accountants may provide to their audit clients; (iv) increased disclosure and reporting obligations for reporting companies and their directors and executive officers, including accelerated reporting of stock transactions and a prohibition on trading during pension blackout periods; and (v) a range of civil and criminal penalties for fraud and other violations of the securities laws. In addition, Sarbanes-Oxley required stock exchanges, such as NASDAQ, to institute additional requirements relating to corporate governance in their listing rules.

Section 404 of the Sarbanes-Oxley Act requires Juniata to include in its Annual Report on Form 10-K a report by management and an attestation report by Juniata’s independent registered public accounting firm on the adequacy of Juniata’s internal control over financial reporting. Management’s internal control report must, among other things, set forth management’s assessment of the effectiveness of Juniata’s internal control over financial reporting.

Financial Privacy

Federal banking regulators have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. The privacy provisions of the GLB Act affect Juniata and FNBPA by limiting how consumer information is transmitted and conveyed to outside vendors.

Anti-Money Laundering Initiatives and the USA Patriot Act

A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA Patriot Act of 2001 (“USA Patriot Act”) imposes significant compliance and due diligence obligations, creates criminal and financial liability for non-compliance and expands the extra-territorial jurisdiction of the U.S. The United States Treasury has issued a number of regulations that apply various requirements of the USA Patriot Act to financial institutions. These regulations require financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Office of Foreign Assets Control Regulation

The U.S. has instituted economic sanctions which restrict transactions with designated foreign countries, nationals and others. These are typically known as the “OFAC rules” because they are administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”). The OFAC-administered sanctions target countries in various ways. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country, and prohibitions on “U.S. persons” engaging in financial transactions which relate to investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets

(e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences for the institution.

Consumer Protection Statutes and Regulations

Juniata and FNBPA are subject to many federal consumer protection statutes and regulations including the Truth in Lending Act, Truth in Savings Act, Equal Credit Opportunity Act, Fair Housing Act, Real Estate Settlement Procedures Act and Home Mortgage Disclosure Act. Among other things, these acts:

•	require banks to disclose credit terms in meaningful and consistent ways;
•	prohibit discrimination against an applicant in any consumer or business credit transaction;
•	prohibit discrimination in housing-related lending activities;
•	require banks to collect and report applicant and borrower data regarding loans for home purchases or improvement projects;
•	require lenders to provide borrowers with information regarding the nature and cost of real estate settlements;
•	prohibit certain lending practices and limit escrow account amounts with respect to real estate transactions; and
•	prescribe possible penalties for violations of the requirements of consumer protection statutes and regulations.

On November 17, 2009, the Federal Reserve Board (“FRB”) published a final rule amending Regulation E, which implements the Electronic Fund Transfer Act. The final rule limits the ability of a financial institution to assess an overdraft fee for paying automated teller machine transactions and one-time debit card transactions that overdraw a customer’s account, unless the customer affirmatively consents, or opts in, to the institution’s payment of overdrafts for these transactions.

Dodd-Frank Act

The Dodd-Frank Act resulted in significant financial regulatory reform. The Dodd-Frank Act also changed the responsibilities of the current federal banking regulators. Among other things, the Dodd-Frank Act created the Financial Oversight Council, with oversight authority for monitoring and regulating systemic risk, and the Consumer Financial Protection Bureau (CFPB), which has broad regulatory and enforcement powers over consumer financial products and services. Effective July 21, 2011, the CFPB became responsible for administering and enforcing numerous federal consumer financial laws enumerated in the Dodd-Frank Act. The Dodd Frank Act also provided that, for banks with total assets of more than $10 billion, the CFPB would have exclusive or primary authority to examine those banks for, and enforce compliance with, the federal consumer financial laws.

The scope of the Dodd-Frank Act impacts many aspects of the financial services industry, and it requires the development and adoption of numerous regulations, some of which have not yet been issued. The effects of the Dodd-Frank Act on the financial services industry will depend, in large part, upon the extent to which regulators exercise the authority granted to them under the Dodd-Frank Act and the approaches taken in implementing those regulations. Additional uncertainty regarding the effects of the Dodd-Frank Act exists due to court decisions and the potential for additional legislative changes to the Dodd-Frank Act.

The Dodd-Frank Act’s provisions that have received the most public attention have generally been those which apply only to larger institutions with total consolidated assets of $50 billion or more. However, the Dodd-Frank Act contains numerous other provisions that affect all bank holding companies, including Juniata and FNBPA.

The following is a list of significant provisions of the Dodd-Frank Act, and, if applicable, the resulting regulatory rules adopted, that apply (or will apply), most directly to Juniata, FNBPA and their respective subsidiaries:

•	Federal deposit insurance — On April 1, 2011, the FDIC’s revised deposit insurance assessment base changed from total domestic deposits to average total assets, minus average tangible equity. In addition, the Dodd-Frank Act created a two scorecard system, one for large depository institutions that have more than $10 billion in assets and another for highly complex institutions that have over $50 billion in assets.
•	Debit card interchange fees — In June 2011, the FRB adopted regulations, which became effective on October 1, 2011, setting maximum permissible interchange fees issuers can receive or charge on electronic debit card transaction fees and network exclusivity arrangements (the “Current Rule”).
•	Interest on demand deposits — Beginning in July 2011, depository institutions were no longer prohibited from paying interest on business transaction and other accounts.
•	Stress testing — In October 2012, the FRB issued final rules regarding company-run stress testing. In accordance with these rules, Juniata required to conduct an annual stress test in the manner specified, and using assumptions for baseline, adverse and severely adverse scenarios announced by the FRB. The stress test is designed to assess the potential impact of various scenarios on earnings, capital levels and capital ratios over at least a nine-quarter time horizon. The board of directors and its senior management will be required to consider the results of the stress test in the normal course of business, including as part of its capital planning process and the evaluation of the adequacy of its capital. As required, Juniata will use data as of September 30, 2014 to conduct the stress test, using scenarios that were released by the FRB in November 2013. Stress test results must be reported to the Federal Reserve Bank in March 2014. Public disclosure of summary stress test results under the severely adverse scenario will begin in June 2015 for stress tests commencing in the fall of 2014. While Juniata believes that both the quality and magnitude of its capital base are sufficient to support its current operations given its risk profile, the results of the stress testing process may lead Juniata to retain additional capital or alter the mix of its capital components.

Under similar rules adopted by the OCC, national banks and federal savings associations with total consolidated assets of more than $10 billion are also required to conduct annual stress tests. Juniata and FNBPA each have assets of less than $10 billion.

•	Ability-to-pay rules and qualified mortgages — As required by the Dodd-Frank Act, the CFPB issued a series of final rules in January 2013 amending Regulation Z, implementing the Truth in Lending Act, by requiring mortgage lenders to make a reasonable and good faith determination, based on verified and documented information, that a consumer applying for a residential mortgage loan has a reasonable ability to repay the loan according to its terms. These final rules, most of which became effective January 10, 2014, prohibit creditors from extending residential mortgage loans without regard for the consumer’s ability to repay and add restrictions and requirements to residential mortgage origination and servicing practices. In addition, these rules restrict the imposition of prepayment penalties and compensation practices relating to residential mortgage loan origination. Mortgage lenders are required to determine consumers’ ability to repay in one of two ways. The first alternative requires the mortgage lender to consider eight underwriting factors when making the credit decision. Alternatively, the mortgage lender can originate “qualified mortgages,” which are entitled to a presumption that the creditor making the loan satisfied the ability-to-repay requirements. In general, a “qualified mortgage” is a residential mortgage loan that does not have certain high risk features, such as negative amortization, interest-only payments, balloon payments, or a term exceeding 30 years. In addition, to be a qualified mortgage, the points and fees paid by a consumer cannot exceed 3% of the total loan amount, and the borrower’s total debt-to-income ratio must be no higher than 43% (subject to certain limited exceptions for loans eligible for purchase, guarantee or insurance by a government sponsored entity or a federal agency).

Compliance with these rules has increased Juniata’s and FNBPA’s overall regulatory compliance costs and required changes to their respective underwriting practices with respect to mortgage loans.

•	Volcker Rule — As mandated by the Dodd-Frank Act, in December 2013, the OCC, FRB, FDIC, SEC and Commodity Futures Trading Commission issued a final rule (the “Final Rules”) implementing certain prohibitions and restrictions on the ability of a banking entity and non-bank financial company supervised by the FRB to engage in proprietary trading and have certain ownership interests in, or relationships with, a “covered fund” (the so-called “Volcker Rule”). The Final Rules generally treat as a covered fund any entity that would be an investment company under the Investment Company Act of 1940 (the “1940 Act”) but for the application of the exemptions from SEC registration set forth in Section 3(c)(1) (fewer than l00 beneficial owners) or Section 3(c)(7) (qualified purchasers) of the 1940 Act. The Final Rules also require regulated entities to establish an internal compliance program that is consistent with the extent to which it engages in activities covered by the Volcker Rule, which must include making regular reports about those activities to regulators. Although the Final Rules provide some tiering of compliance and reporting obligations based on size, the fundamental prohibitions of the Volcker Rule apply to banking entities of any size, including Juniata and FNBPA. Banking entities have until July 21, 2015 to conform their activities and investments to the requirements of the Final Rules.

While neither Juniata nor FNBPA engages in proprietary trading or in any other activities prohibited by the Final Rules, each will continue to evaluate whether any of its investments fall within the definition of a “covered fund”. However, based on evaluations to date, neither Juniata nor FNBPA currently expects that the Final Rules will have a material effect on its business, financial condition or results of operations.

•	Incentive compensation — As required by the Dodd-Frank Act, a joint interagency proposed regulation was issued in April 2011. The proposed rule would require the reporting of incentive-based compensation arrangements by a covered financial institution and prohibit incentive-based compensation arrangements at a covered financial institution that provides excessive compensation or that could expose the institution to inappropriate risks that could lead to material financial loss. The proposed rule, if adopted as currently proposed, could limit the manner in which Juniata structures incentive compensation for its executives.

National Monetary Policy

In addition to being affected by general economic conditions, the earnings and growth of JVB and Port Allegany Bank and, therefore, the earnings and growth of each of Juniata and FNBPA, are affected by the policies of regulatory authorities, including the Federal Reserve and the FDIC. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used to implement these objectives are open market operations in U.S. government securities, setting the discount rate and changes in financial institution reserve requirements. These instruments are used in varying combinations to influence overall growth and distribution of credit, bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon the future businesses, earnings and growth of Juniata cannot be predicted with certainty.

JUNIATA’S SPECIAL MEETING

This proxy statement/prospectus is being furnished to Juniata shareholders by Juniata’s board of directors in connection with the solicitation of proxies from the holders of Juniata common stock for use at the special meeting of Juniata shareholders and any adjournments or postponements of the special meeting.

Date, Time and Place

The special meeting will be held on November 5, 2015 at 10:00 a.m., local time, at 1762 Butcher Shop Road, Mifflintown Pennsylvania 17059, subject to any adjournments or postponements.

Matters to be Considered

At the special meeting, Juniata shareholders will be asked to consider and vote upon the following proposals:

1.	Adoption of the merger agreement as described in detail under the heading “The Merger” beginning on page 37;
2.	Amendment of Section 11(D)(1), Section 11(D)(2), and the unnumbered paragraphs of section 11(D) of Juniata’s Articles of Incorporation, as further described on page 91 under the heading “Proposal No. 2 — Approval of Amendments to Juniata’s Articles of Incorporation.”
3.	Approval of a proposal to authorize the board of directors to adjourn the special meeting, if necessary, to solicit additional proxies in favor of adoption of the merger agreement; and
4.	Transaction of any such other business as may properly be presented at the meeting or any adjournment or postponement of the meeting.

At this time, Juniata board of directors is unaware of any matters, other than those set forth above, that may properly come before the special meeting.

Shareholders Entitled to Vote

The close of business on September 11, 2015 has been fixed by Juniata’s board of directors as the record date for the determination of those holders of Juniata common stock who are entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting.

At the close of business on the record date there were 4,187,179 shares of Juniata common stock outstanding and entitled to vote, held by approximately 1,732 holders of record. A list of the shareholders of record entitled to vote at the special meeting will be available for examination by Juniata shareholders.

Quorum and Required Vote

The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Juniata common stock entitled to vote at the special meeting constitutes a quorum for the transaction of business at the special meeting. There must be a quorum for the special meeting to be held. Abstentions are counted for purposes of determining the presence or absence of a quorum, but are not considered a vote cast under Pennsylvania law. Brokers holding shares in street name for their customers generally are not entitled to vote on substantive matters unless they receive voting instructions from their customers. Shares for which brokers have not received voting instructions from their customers are called “broker non-votes.” Under Pennsylvania law, broker non-votes will be counted to determine if a quorum is present with respect to any matter to be voted upon by shareholders at the special meeting only if such shares have been voted at the meeting on another matter other than a procedural motion.

Each holder of record of shares of Juniata common stock as of Juniata record date is entitled to cast one vote per share at the special meeting on each proposal.

The affirmative vote of holders of two-thirds of the outstanding shares of Juniata common stock entitled to vote at the meeting is required to adopt the merger agreement and to amend the Articles of Incorporation. Abstentions and broker non-votes will have the effect of a vote against these proposals.

Approval of each of the other proposals requires the affirmative vote of a majority of the shares present at the meeting, in person or by proxy. Abstentions and broker non-votes that are counted only for purposes of determining a quorum will have the effect of a vote against each of the other proposals.

How Shares Will Be Voted at the Special meeting

All shares of Juniata common stock represented by properly executed proxies received before or at the special meeting, and not properly revoked, will be voted as specified in the proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” the adoption of the merger agreement, “FOR” the proposal to amend the Articles of Incorporation and “FOR” the adjournment or postponement of the special meeting, if necessary, to permit further solicitation of proxies as included in this proxy statement/prospectus.

If you hold shares of Juniata common stock in street name through a bank, broker or other nominee holder, the nominee holder may only vote your shares in accordance with your instructions. If you do not give specific instructions to your nominee holder as to how you want your shares voted, your nominee will indicate that it does not have authority to vote on the proposal, which will result in a “broker non-vote.” Broker non-votes will not be deemed to have been voted on any of the proposals. As a result, broker non-votes have the effect of a vote “against” the merger and “against” the proposal to amend the Articles of Incorporation.

If any other matters are properly brought before the special meeting, the proxies named in the proxy card will vote the shares represented by duly executed proxies in accordance with the direction of Juniata board of directors.

How to Vote Your Shares

Juniata shareholders may vote at the special meeting by one of the following methods:

Voting by Mail.  You may vote by completing and returning the enclosed proxy card. Your proxy will be voted in accordance with your instructions. If you do not specify a choice on one of the proposals described in this proxy statement/prospectus, your proxy will be voted in favor of that proposal.

Voting in Person.  If you attend the meeting, you may deliver your completed proxy card in person or may vote by completing a ballot which will be available at the meeting. If your shares are registered in the name of a broker or other nominee and you wish to vote at the meeting, you will need to obtain a legal proxy from your bank or brokerage firm. Please consult the voting form sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote in person at the special meeting.

Voting by Internet.  You may vote by Internet using the website designated on your proxy card. Have your proxy card in hand when you access the web site, and follow the instructions to obtain your records and to create an electronic voting instruction form.

Voting by Phone.  You may use any touch-tone telephone within the USA to transmit your voting instructions using the toll-free number designated on your proxy card. Have your proxy card in hand when you call, and follow the instructions in the recorded message.

How to Change Your Vote

If you are a registered shareholder, you may revoke any proxy at any time before it is voted at the special meeting by (1) signing and returning a proxy card with a later date, or submitting a later proxy by telephone or Internet using the information provided on your proxy card, (2) delivering a written revocation letter to the Secretary of Juniata or (3) attending the special meeting in person, notifying the Secretary and voting by ballot at the special meeting. Juniata’s Secretary’s mailing address is Bridge and Main Streets, P.O. Box 66, Mifflintown, Pennsylvania 17059. If your shares are registered in the name of a broker or other nominee, you may later revoke your proxy instructions by informing the holder of record in accordance with that entity’s procedures. Juniata will honor the latest vote.

Solicitation of Proxies

The board of directors of Juniata is soliciting proxies for us at the Juniata special meeting. Juniata will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Juniata will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Juniata common stock and secure their voting instructions. Juniata will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Juniata may use several of its regular employees, who will not be additionally compensated, to solicit proxies from Juniata shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Juniata and FNBPA will share equally the expenses incurred in connection with the copying, printing and distribution of this proxy statement/prospectus.

Attending the Meeting

All holders of Juniata common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without both proper proof of share ownership and proper photo identification.

Proposal No. 1 — Adoption of the Merger Agreement

Juniata is asking its shareholders to adopt the merger agreement. For a detailed discussion of the merger, including the terms and conditions of the merger agreement, see “The Merger”, beginning on page 37. As discussed in detail in the sections entitled “The Merger — Juniata’s Reasons for the Merger”, and “— Recommendation of Juniata’s Board of Directors”, beginning on pages 45 and 47, respectively, after careful consideration, Juniata board of directors determined that the terms of the merger agreement and the transactions contemplated by it are in the best interests of Juniata, and the board unanimously approved the merger agreement. Accordingly, Juniata’s board of directors unanimously recommends that Juniata shareholders vote “FOR” adoption of the merger agreement.

Adoption of the merger agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of Juniata common stock, in person or by proxy, at the Juniata special meeting. Abstentions and broker non-votes will effectively act as a vote against adoption of the merger agreement.

Proposal No. 2 — Approval of Amendments to Juniata’s Articles of Incorporation

General

Juniata’s Board of Directors has authorized the submission to Juniata shareholders of three amendments to Section 11(D) of Juniata’s Articles of Incorporation for their approval. The three amendments, which are described in further detail below, are proposed by the Board of Directors for the purpose of clarifying and narrowing the application of Section 11(D) to those fundamental transactions in which Juniata is the target, and not where Juniata is the acquirer. Also, the amendments clarify that shareholder approval of transactions is not required where Juniata is the acquirer (except as may be required by Pennsylvania law or applicable listing standards), and lower the percent shareholder vote required for specified fundamental transactions in which Juniata is the selling institution if the Board of Directors has approved the transaction.

Amendment of Section 11(D)(1)

The Board of Directors proposes to amend Section 11(D)(1) of Juniata’s Articles of Incorporation to only apply where Juniata is not the surviving entity, which has the effect of narrowing the application of Section 11(D)(1) to those fundamental transactions in which Juniata is the selling institution. The proposed amendment is as follows:

Current Provision	Proposed
(1) Any merger or consolidation of the Corporation with or into another Corporation; or	(1) Any merger or consolidation in which the Corporation is not the surviving entity; or

Amendment of Section 11(D)(2)

The Board of Directors proposes to amend Section 11(D)(2) of Juniata’s Articles of Incorporation to cause it to apply only where Juniata is not the surviving entity, which has the effect of narrowing the application of Section 11(D)(2) to those fundamental transactions in which Juniata is the selling institution. The proposed amendment is as follows:

Current Provision	Proposed

(2)

Any merger or consolidation of a Subsidiary with or into another Corporation if (i) the resulting, surviving or continuing Corporation, as the case may be, would not be a Subsidiary or (ii) the total number of shares of the Corporation issued or delivered in connection with such transaction, plus those initially issuable upon conversion of any other shares, securities or obligation to be issued in connection with such transaction, exceed fifteen percent (15%) of the shares of Common Stock of the Corporation outstanding immediately prior to the date on which such transaction is consummated; or

(2)

Any merger or consolidation of a Subsidiary in which the Subsidiary is not the surviving entity or where (i) the resulting, surviving or continuing corporation, as the case may be, would not be a Subsidiary or (ii) the total number of shares of the Corporation issued or delivered in connection with such transaction, plus those initially issuable upon conversion of any other shares, securities or obligation to be issued in connection with such transaction, exceed fifteen percent (15%) of the shares of Common Stock of the Corporation outstanding immediately prior to the date on which such transaction is consummated; or

The Board believes that the amendment of Section 11(D)(1) and (2) of the Articles of Incorporation, as proposed, is desirable in order to provide the board with greater flexibility to undertake acquisitions in the future, will reduce costs where Juniata is the acquirer in a transaction by avoiding the additional expenses associated with special Juniata shareholder proxy solicitations and meetings, and corrects a previously undiscovered drafting error that results in a shareholder vote being required where, in Juniata’s opinion, a vote was not intended to be required.

Currently, Juniata’s Articles of Incorporation would require a shareholder vote for “Any merger or consolidation of the Corporation with or into any other corporation” [emphasis added], as well as for “Any merger or consolidation of a Subsidiary with or into another Corporation” [emphasis added]. Thus, Juniata’s Articles currently require Juniata’s shareholders to approve an acquisition transaction in which Juniata or a subsidiary of Juniata is the surviving company, as well as when Juniata is the selling institution, by a supermajority vote of 75% of the outstanding shares. By way of example, it is the language of Section 11(D)(1) that requires the present Juniata shareholder vote and proxy solicitation, and associated costs, with respect to the proposed acquisition by Juniata of FNBPA.

Juniata believes that no shareholder vote should be required where Juniata is the acquiring company for several reasons. First, Juniata does not believe it is “typical” for a corporation to require a shareholder vote where one is not otherwise required by law or applicable listing standards, including NASDAQ listing standards, and, moreover, that a required shareholder vote of 75% of the outstanding shares is unnecessarily high for transactions in which Juniata is an acquirer. The Board notes that Pennsylvania corporate law does not require a vote of shareholders where Juniata is the acquirer and the transaction has been approved by the Board of Directors. Secondly, the requirement that Juniata shareholders approve a transaction by a vote of 75% of the outstanding shares hinges on what Juniata believes was the mistaken use of the word “or” instead of “and” in a simple (but important) drafting error in the original language of Sections 11(D)(1) and (2). When this language uses “or” instead of “and”, this provision of the Articles applies to situations where Juniata is either the selling institution or the acquirer, whereas the proposed amended language applies only to situations where Juniata is the selling institution. The fact that Section 11(D) of Juniata’s Articles of Incorporation is a section that is almost entirely devoted to situations in which Juniata or a subsidiary is being acquired further supports the idea that the original drafting of those two sections contains an error.

If the proposed amendment to Sections 11(D)(1) and (2) are approved by the shareholders of Juniata, future acquisitions of other entities by Juniata, in which Juniata or a subsidiary are the surviving entity, will not require shareholder approval except as may be required by current Pennsylvania law. Pennsylvania law does not currently require shareholders of Juniata to approve a transaction in which Juniata is the survivor if that transaction was first approved by its board of directors. As a result, shareholders would no longer have the right to vote on such matters if they approve the amendment to Sections 11(D)(1) and 11(D)(2) that are being proposed, except as may be required by applicable exchange listing standards.

Amendment of Section 11(D) Unnumbered Paragraphs

The last two paragraphs of Section 11(D) of Juniata’s Articles of Incorporation, which are unnumbered, are proposed to be consolidated, with one substantive amendment to provide that, where a transaction that is described in Section 11(D)(1) through (5) is approved by at least 75% of the Board of Directors of Juniata, a shareholder vote is only required to the extent required by Pennsylvania law. Currently, the affirmative vote of the holders of at least two-thirds of Juniata’s common stock would be required to approve such a transaction under Section 11(D) of Juniata’s Articles of Incorporation.

Current Provision	Proposed
Provided, however, that the transaction described in Clauses 1 through 5, of this subparagraph D of Article 11 shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) and not seventy-five percent (75%) of the votes which all Shareholders are entitled to cast on the matter if the Board of Directors has by resolution authorized or ratified the execution and delivery of a written agreement in principle, memorandum of understanding or letter of intent respecting such transaction prior to the time that any party has presented such transaction to the shareholders of the Corporation for their consideration or approval.	Provided, however, that with respect to: (i) any transaction not described in Article 11, Sections 11(D)(1) through (5); or (ii) any transaction that is described in Article 11, Section 11(D)(1) through (5) that is approved by at least 75% of the members of the Board of Directors; or (iii) any transaction that involves the Corporation or a Subsidiary and is not a Business Combination, such transaction shall require only such shareholder approval, if any, as may be required pursuant to the Business Corporation Law of Pennsylvania as in effect from time to time.
Transactions involving the Corporation or a Subsidiary which are not Business Combinations or which are not described in (1) through (5) of this subparagraph D of Article 11, shall require only such shareholder approval, if any, as may be required pursuant to the Business Corporation Law of Pennsylvania as in effect from time to time.

Juniata is proposing the amendment to the last two paragraphs of Section 11(D) to consolidate such provisions for ease of reference and to provide for a substantive change to shareholder approval requirements so that, where a transaction described in Section 11(D)(1) through (5) is approved by at least 75% of the Board of Directors, shareholders need only approve such transaction to the extent required by Pennsylvania law. Juniata believes that, where the Board of Directors has vetted a transaction and determined by a supermajority (i.e., 75%) that such transaction is in the best interests of shareholders, shareholders should be provided with the opportunity to approve or disapprove the transaction by a standard vote of a majority of the votes cast, which is Pennsylvania’s default voting requirement for shareholder approval where Juniata is the selling institution in a proposed transaction. The fully proposed Section 11(D), as amended and restated, is attached hereto as Annex E.

Approval of each of the three proposed amendments requires the affirmative vote of two-thirds of the shares entitled to vote thereon for approval.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE AMENDMENT OF SECTION 11(D)(1), “FOR” THE APPROVAL OF THE AMENDMENT OF

SECTION 11(D)(2), AND “FOR” THE APPROVAL OF THE AMENDMENT OF THE UNNUMBERED PARAGRAPHS OF SECTION 11(D) OF JUNIATA’S ARTICLES OF INCORPORATION, AS DESCRIBED ABOVE.

Proposal No. 3 — Authorization to Vote on Adjournment or Other Matters

General

If, at the Juniata special meeting, the number of shares of Juniata common stock, present in person or by proxy, is insufficient to constitute a quorum, or the number of shares of Juniata common stock voting in favor is insufficient to adopt the merger agreement or the proposed amendment to the Articles of Incorporation, Juniata management intends to move to adjourn the special meeting in order to enable Juniata board of directors more time to solicit additional proxies in favor of adoption of the merger agreement and in favor of the amendment to the Articles of Incorporation. In that event, Juniata will ask its shareholders to vote only upon the adjournment proposal and not the proposal relating to adoption of the merger agreement.

In this proposal, Juniata is asking you to grant discretionary authority to the holder of any proxy solicited by Juniata board of directors so that such holder can vote in favor of the proposal to adjourn the special meeting to solicit additional proxies. If the shareholders of Juniata approve the adjournment proposal, Juniata could adjourn the special meeting, and any adjourned session of the special meeting, and use the additional time to solicit additional proxies, including the solicitation of proxies from shareholders who have previously voted.

Generally, if the special meeting is adjourned, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the meeting is adjourned.

Pursuant to Juniata’s bylaws, the adjournment proposal requires the affirmative vote of a majority of the shares present (in person or by proxy) at the Juniata special meeting. Abstentions and broker non-votes that are counted only for purposes of determining a quorum will effectively act as a vote against the adjournment proposal.

Juniata’s board of directors recommends a vote “FOR” the proposal to authorize the board of directors to adjourn the special meeting of shareholders to allow time for the further solicitation of proxies to adopt the merger agreement.

INFORMATION ABOUT JUNIATA VALLEY FINANCIAL CORP.

Business

Juniata is a Pennsylvania corporation that was formed in 1983 as a result of a plan of merger and reorganization of JVB. The plan received regulatory approval on June 7, 1983, and Juniata, a one-bank holding company, registered under the Bank Holding Company Act of 1956. JVB is the oldest independent commercial bank in Juniata and Mifflin Counties, having originated under a state bank charter in 1867. Juniata has one reportable segment, consisting of JVB, as described in Note 1 of Notes to Consolidated Financial Statements of Juniata contained in this document.

Juniata operates primarily in central Pennsylvania with the purpose of delivering financial services within its local market. Juniata provides retail and commercial banking services through 12 offices in the following locations: five community offices in Juniata County; five community offices in Mifflin County, as well as a financial services office; one community office in each of Perry and Huntingdon Counties; and a loan production office in Centre County. Juniata offers a full range of consumer and commercial banking services. Consumer banking services include: Internet banking; mobile banking; telephone banking; ten automated teller machines; personal checking accounts; club accounts; checking overdraft privileges; money market deposit accounts; savings accounts; debit cards; certificates of deposit; individual retirement accounts; secured lines of credit; construction and mortgage loans; and safe deposit boxes. Commercial banking services include: low and high-volume business checking accounts; Internet account management services; remote deposit capability; ACH origination; payroll direct deposit; commercial lines of credit; commercial letters of credit; and commercial term and demand loans. JVB provides comprehensive trust, asset management and estate services, and Juniata has a contractual arrangement with a broker-dealer to offer a full range of financial services, including annuities, mutual funds, stock and bond brokerage services and long-term care insurance to JVB’s customers. Management believes JVB has a relatively stable deposit base with no major seasonal depositor or group of depositors. Most of Juniata’s commercial customers are small and mid-sized businesses in central Pennsylvania.

Juniata’s loan underwriting policies are updated periodically and are presented for approval to the Board of Directors of JVB. The purpose of the policies is to grant loans on a sound and collectible basis, to invest available funds in a safe, profitable manner, to serve the credit needs of the communities in Juniata’s primary market area and to ensure that all loan applicants receive fair and equal treatment in the lending process. It is the intent of the underwriting policies to seek to minimize loan losses by requiring careful investigation of the credit history of each applicant, verifying the source of repayment and the ability of the applicant to repay, securing those loans in which collateral is deemed to be required, exercising care in the documentation of the application, review, approval and origination process and administering a comprehensive loan collection program.

The major types of investments held by Juniata consist of obligations and securities issued by U.S. government agencies or corporations, obligations of state and local political subdivisions, mortgage-backed securities and common stock. Juniata’s investment policy directs that investments be managed in a way that provides necessary funding for Juniata’s liquidity needs and adequate collateral to pledge for public funds held and, as directed by the Asset Liability Committee, manages interest rate risk. The investment policy specifies the types of permitted investments owned, addresses credit quality of investments and includes limitations by investment types and issuer.

Juniata’s primary source of funds is deposits, consisting of transaction type accounts, such as demand deposits and savings accounts, and time deposits, such as certificates of deposit. The majority of deposits are held by customers residing or located in Juniata’s market area. No material portion of the deposits has been obtained from a single or small group of customers, and Juniata believes that the loss of any customer’s deposits or a small group of customers’ deposits would not have a material adverse effect on Juniata.

Other sources of funds used by Juniata include retail repurchase agreements, borrowings from the Federal Home Loan Bank of Pittsburgh and lines of credit established with various correspondent banks for overnight funding.

Competition.

JVB’s service area is characterized by a high level of competition for banking business among commercial banks, savings and loan associations and other financial institutions located inside and outside JVB’s market area. JVB actively competes with dozens of such banks and institutions for local consumer and commercial deposit accounts, loans and other types of banking business. Many competitors have substantially greater financial resources and larger branch systems than those of JVB. In commercial transactions, Juniata believes that JVB’s legal lending limit to a single borrower (approximately $7,060,000 as of December 31, 2014) enables it to compete effectively for the business of small and mid-sized businesses. However, this legal lending limit is considerably lower than that of various competing institutions and thus may act as a constraint on JVB’s effectiveness in competing for certain financings. In consumer transactions, JVB believes that it is able to compete on a substantially equal basis with larger financial institutions because it offers competitive interest rates on savings and time deposits and on loans.

In competing with other banks, savings and loan associations and financial institutions, JVB seeks to provide personalized services through management’s knowledge and awareness of its service areas, customers and borrowers. In management’s opinion, larger institutions often do not provide sufficient attention to the retail depositors and the relatively small commercial borrowers that comprise JVB’s primary customer base.

Other competitors, including credit unions, consumer finance companies, insurance companies and money market mutual funds, compete with certain lending and deposit services offered by JVB. JVB also competes with insurance companies, investment counseling firms, mutual funds and other business firms and individuals in corporate and trust investment management services.

Properties.

All properties utilized by Juniata are owned or leased by JVB, and are summarized in the table below. With respect to those properties that are owned, all are owned free and clear of any lien.

JVB owns and operates for banking purposes, the buildings located at:

1 South Main Street, Mifflintown, Pennsylvania
218 Bridge Street, Mifflintown, Pennsylvania (its corporate headquarters)
1762 Butcher Shop Road, Mifflintown, Pennsylvania (operations center and Trust offices)
301 Market Street, Port Royal, Pennsylvania (branch office)
30580 Rt. 35, McAlisterville, Pennsylvania (branch office)
Four North Market Street, Millerstown, Pennsylvania (branch office)
17428 Tuscarora Creek Road, Blairs Mills, Pennsylvania (branch office)
One East Market Street, Lewistown, Pennsylvania (branch office)
20 Prince Street, Reedsville, Pennsylvania (branch office)
100 West Water Street, Lewistown, Pennsylvania (branch office)
320 South Logan Boulevard, Burnham, Pennsylvania (branch office)
571 Main Street, Richfield, Pennsylvania (branch office)

JVB leases four offices:

Branch Offices —

5294 West River Road, Mifflintown, Pennsylvania (lease expires December 31, 2017) Wal-Mart Supercenter, Route 522 South, Lewistown, Pennsylvania (lease expires November 2016)

Financial Services Office —

129 South Main Street, Suite 600, Lewistown, Pennsylvania (lease expires October 2020)

Loan Production Office —

1366 South Atherton Street, State College, Pennsylvania (lease expires November 2016)

All of these properties are in good condition and are deemed by management to be adequate for JVB’s.

Legal Proceedings

Management is not aware of any litigation that would have a materially adverse effect on the consolidated financial position or results of operations of Juniata. There are no proceedings pending other than ordinary routine litigation incident to the business of Juniata and JVB. In addition, management does not know of any material proceedings contemplated by governmental authorities against Juniata or JVB or any of its properties.

Change in Accountants

On July 9, 2013, Juniata, after review and recommendation of its Audit Committee, appointed BDO USA, LLP (“BDO”) as Juniata’s new independent registered public accounting firm for and with respect to the year ending December 31, 2013, and dismissed ParenteBeard LLC (“ParenteBeard”) from that role. On June 27, 2013, BDO publicly announced an expansion of its financial institutions practice through the addition of 12 partners and as many as 97 employees formerly with the banking practice of ParenteBeard; the personnel that joined BDO included the former ParenteBeard personnel assigned to Juniata’s account. Juniata’s decision to change accounting firms occurred as a result of this development.

The report of ParenteBeard, now Baker Tilley Virchow Krause, LLP, on Juniata’s financial statements for the year ended December 31, 2012 did not contain an adverse opinion or a disclaimer of an opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During Juniata’s two most recent fiscal years and the subsequent interim period preceding ParenteBeard’s dismissal, there were: (i) no disagreements with ParenteBeard on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of ParenteBeard, would have caused it to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements of Juniata; and (ii) no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).

During Juniata’s two most recently completed fiscal years and through the date of Juniata’s appointment of BDO, Juniata did not consult with BDO regarding (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on Juniata’s consolidated financial statements, and no written or oral advice was provided by BDO that was an important factor considered by Juniata in reaching a decision as to accounting, auditing or financial reporting issues, or (ii) any matter that was either the subject of a disagreement or event, as set forth in Item 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K.

Market Price of and Dividends on Juniata Common Stock

There is a very limited public trading market for Juniata common stock. Juniata common stock is quoted on the OTC Pink Marketplace market under the symbol “JUVF”. Following is a summary of the high and low closing bid quotations reported by the OTC Pink Marketplace market and dividends paid by Juniata for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark up, mark down or commission, and may not represent actual transactions.

	2015
	High	Low	Dividends Declared
First Quarter	$18.85	$17.80	$0.22
Second Quarter	18.90	17.55	0.22
Third Quarter (through September 11, 2015)	19.95	17.28	0.22

	2014
	High	Low	Dividends Declared
First Quarter	$19.00	$17.30	$0.22
Second Quarter	18.50	17.36	0.22
Third Quarter	19.00	17.45	0.22
Fourth Quarter	19.00	17.70	0.22

	2013
	High	Low	Dividends Declared
First Quarter	$18.49	$17.00	$0.22
Second Quarter	18.08	17.55	0.22
Third Quarter	18.50	17.30	0.22
Fourth Quarter	17.85	16.80	0.22

Juniata common stock was held by approximately 1,732 holders of record as of the Juniata record date. The last reported sales price for Juniata common stock was $18.25 on September 2, 2015. The price of Juniata common stock on June 25, 2015, the day before announcement of the merger, was $18.30. Juniata has historically paid a quarterly dividend. For restrictions on Juniata’s ability to pay a dividend, see Juniata’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations — December 31, 2015 —  Shareholder’s Equity” and Note 16 of Juniata’s Financial Statements for the year ended December 21, 2014, which are part of this document.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights a	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
Equity compensation plans approved by security holders	109,816	$18.13	397,835
Equity compensation plans not approved by security holders	—	—
Total	109,816	$18.13	397,835

Information About the Board of Directors and Executive Officers of Juniata

The following table provides information about each of the current directors of Juniata. There are no family relationships between any of the listed persons.

Class A Directors (Term ending at Juniata’s 2018 Annual Meeting)

Martin L. Dreibelbis.  Mr. Dreibelbis, age 61, has been a member of the Board of Juniata and JVB since 1998 and served as Chairman of the Board from 2001 to 2004 and from 2007 to 2010. He has been a self-employed consultant to the petroleum industry since 1992 and, prior to that, he was President of Horning Oil Company. Mr. Dreibelbis also serves as a Supervisor for Walker Township, Juniata County, PA. Mr. Dreibelbis provides Juniata’s Board of Directors with the benefit of knowledge gained from his business experiences as well as his community involvement. His affiliation with local business leaders, community activities and charitable organizations give him a well-rounded view of our local market. During his long-term membership of Juniata’s Board of Directors, he has gained extensive knowledge of the financial services industry and its corporate governance requirements, which contributes to his qualification as an effective member of the Board, where he is currently a member of the Strategic Planning, Personnel and Compensation Committee and serves as Vice Chairman of the Nominating Committee. The Board has determined that Mr. Dreibelbis is independent under NASDAQ and SEC standards.

Richard M. Scanlon, DMD.  Dr. Scanlon, age 66, has owned and operated his own dentistry practice, based in Lewistown, Pennsylvania, since 1979. He received a Bachelor of Science degree and his DMD Dental degree from the University of Pittsburgh. He holds a Drug Enforcement Narcotic License and is a Fellow of the American Academy of Forensic Sciences. He holds a position with the University of North Texas as a Regional Forensic Odontologist for NamUs, a federal database for missing and unidentified persons. He has served as President of the Lewistown Hospital Medical Staff for two years, been a member of the Board of Directors of Lewistown Hospital for twelve years and a board member of the non-profit

Mifflin-Juniata County Dental Clinic. For six years, he served as member and Chairman of the Lewistown Hospital Credential Committee. He has been a director of Juniata and JVB since 1998 and serves on the Audit Committee.

Dr. Scanlon’s professional background and history of community service provide a level of diversity to the Board, as the focus of his business is as a service provider. His perspective in the areas of customer and shareholder satisfaction relative to how each relates to organizational growth qualifies him as a Director. The Board has determined that Dr. Scanlon is independent under NASDAQ and SEC standards.

Class B Directors (Term ending at Juniata’s 2016 Annual Meeting)

Marcie A. Barber.  Ms. Barber, age 56, has been the Chief Executive Officer of JVB and Juniata since 2010. She had been Senior Vice President and Chief Operating Officer of JVB since June 2007. She was Senior Vice President and Community Office Division Manager since November 2006. Prior to joining Juniata, Ms. Barber was Senior Vice President of the First National Bank of Mifflintown, serving as Credit Services Division Manager for 8 years. Prior to her tenure with First National Bank of Mifflintown, Ms. Barber spent 16 years with Mellon Bank in Retail Bank Management and Commercial Lending.

Ms. Barber’s various management roles within a number of banks during her 32 years of service, including the 6 years she has served in an executive capacity of Juniata, give her a broad understanding of the financial services industry, Juniata’s operations, corporate governance matters and leadership experience, thereby qualifying her to serve on the Board of Directors.

Timothy I. Havice.  Mr. Havice, age 67, has been the owner and principal of T. I. Havice Development, a development company based in Lewistown, Pennsylvania, since 1975. He has been a director of JVB and Juniata since 1998 and is currently Chairman of the Board. He had served as Chairman previously from 2004 to 2007. Mr. Havice also serves on the Board of Directors of Liverpool Community Bank, a bank in which Juniata owns 39.16% of the outstanding common stock, and is Chairman of the Board of Directors of Mutual Benefit Insurance Company where he serves on the Audit and Compensation Committees. Mr. Havice is a past member of an advisory board for Mellon Bank, director of Lewistown Trust Company (a predecessor to Juniata Valley Financial Corp.) and director of Select Risk Insurance Company. Mr. Havice serves on the Nominating, Audit, Strategic Planning and Personnel and Compensation Committees of Juniata.

As a result of numerous years as a successful entrepreneur in an array of business ventures, Mr. Havice provides Juniata’s Board of Directors with a businessperson’s perspective of what is required for a business to be successful. His experience as director of other companies gives him insight into the importance and structure of corporate governance and risk assessment. In his capacity as Director of Mutual Benefit Insurance Company, he has gained valuable experience in executive compensation issues. The Board has determined that Mr. Havice is independent under NASDAQ and SEC standards.

The Rev. Charles L. Hershberger.  The Rev. Charles L. Hershberger, age 69, graduated from both Frostburg State University, and the Pittsburgh Institute of Mortuary Science. The Rev. Hershberger was President and owner of Hoenstine Funeral Home, Inc. Lewistown, Pennsylvania from 1987 to 2002, and is President of Stonewall Equity Inc. which serves as the General Partner of Stonewall Equity Limited Partnership. In 2008, The Rev. Hershberger was ordained to the Ministry of Word and Sacrament in the Evangelical Lutheran Church in America and currently serves as pastor of the Port Royal Evangelical Lutheran Parish, Port Royal and Nook, Pa. The Rev. Hershberger was a director of Lewistown Trust Co. (a predecessor to Juniata Valley Financial Corp.). He has been a director of Juniata and JVB since 1998. The Rev. Hershberger served as Chairman of the Audit Committee from 2006 through 2007 and is currently Chairman of the Trust Committee. The Rev. Hershberger serves as Secretary to the Board of Directors.

Both Rev. Hershberger’s business background and his ordained ministry have allowed him to establish personal and professional relationships with a broad cross section of the communities in which we do business. He provides valuable insight into the expectations of our customer base. The Board has determined that The Rev. Hershberger is independent under NASDAQ and SEC standards.

Bradley J. Wagner.  Mr. Wagner, age 41, earned a Bachelor of Science degree in Accounting from Messiah College in 1995, and was employed as a CPA for Arthur Andersen, LLP from 1995 through 1999. He is Partner-Owner and General Manager of Hoober Feeds, located in Gordonville, PA. His company specializes in dairy service and nutrition and is a manufacturer of livestock feed. Hoober Feeds has a significant client base in southeast Pennsylvania, as well as in Franklin County, Susquehanna County and Chester County. Additionally, Hoober Feeds provides dairy service and consulting in New York, New Jersey and Kentucky. Brad has served as a board member and treasurer of Penn Ag Association and Penn Ag Industries. Penn Ag is a trade association representing the Pennsylvania agricultural industry. He also serves as chairman of the board of his church and has previously led the Stewardship Committee, whose responsibilities include budget preparation and monitoring, fund raising and compliance with non-profit regulations.

Mr. Wagner was elected to the Board in June of 2014. With a background as a Certified Public Accountant who has audited SEC reporting bank holding companies and with financial and business expertise and experience in the agricultural arena, he brings a unique and valuable perspective. The board has determined that he is independent under NASDAQ and SEC standards. The board has further determined that he meets both the NASDAQ and SEC requirements to be designated as “financial expert” for Juniata, and accordingly serves as Chairman of the Audit Committee.

Class C Directors (Term ending at Juniata’s 2017 Annual Meeting)

Philip E. Gingerich, Jr.  Mr. Gingerich, age 56, has been the President of Central Insurers Group, Inc., an insurance agency based in State College, Pennsylvania, since 1982 and owner of East Side Storage, a mini-storage warehouse company based in Lewistown, Pennsylvania, since 2001. He also is a partner in Central Real Estate Partnership. Mr. Gingrich holds a Bachelor of Science degree from the Pennsylvania State University and is a Certified Workers Compensation Advisor. Formerly, he has been Chairman of the Boards of Lewistown Trust Company and the NuVision Center. He has been a director of Juniata and JVB since 1998, and is the current Vice Chairman of the Board. He had served as Chairman previously from 2010 to 2013. He serves on the Strategic Planning, Asset/Liability Management and Nominating Committees and is Chairman of the Personnel and Compensation Committee.

As the owner and president of successful businesses, Mr. Gingerich brings valuable knowledge and experience in risk assessment and financial operations. His long tenure as a board member, with experience serving on each of the key committees that are essential to the oversight of the board, has qualified him to serve as the current Vice Chairman of the Board. As an independent employer, his broad knowledge of employment issues and compensation matters qualify him to serve on Juniata’s Personnel and Compensation Committee. The Board has determined that Mr. Gingerich is independent under NASDAQ and SEC standards.

Jan G. Snedeker.  Mr. Snedeker, age 68, was the Chairman and Chief Executive Officer of Snedeker Oil Company, Inc., a heating oil, propane and service station business based in Lewistown, Pa., until his retirement in 2010. The oil and propane company employs 49 people and conducts retail and wholesale commerce in six central Pennsylvania counties. He was a director of the Pennsylvania Petroleum Marketers and Convenience Store Association. He is currently a director of the Mifflin County Industrial Development Corporation and has served as a director of the Lewistown Hospital. He has business experience in contract negotiation, environmental law, human resources and commodity trading/hedging. He possesses a Bachelor of Arts degree from the Pennsylvania State University and served actively in the United States Navy, attaining the rank of Lieutenant. Mr. Snedeker has been a past director of Lewistown Trust Company (a predecessor to Juniata Valley Financial Corp.). He has been a director of Juniata and JVB since 1998. Mr. Snedeker currently serves on the Trust, Strategic Planning and Personnel and Compensation Committees. He is Chairman of the Nominating Committee and has previously served on the Asset/Liability Management and Audit Committees.

Mr. Snedeker’s experience as owner and Chairman of a successful business provides Juniata’s Board of Directors with a businessperson’s perspective of what is required for a business to be successful. The broad knowledge of employment issues and compensation matters he acquired as an independent employer qualify him to serve on Juniata’s Personnel and Compensation Committee. The Board has determined that Mr. Snedeker is independent under NASDAQ and SEC standards.

Executive Officers of Juniata

In addition to Ms. Barber, the following individual serves as an executive officer of Juniata. The executive officers will hold office until their successors are appointed.

JoAnn N. McMinn.  Ms. McMinn, age 62, is the Executive Vice President of Juniata, and has been Treasurer and Chief Financial Officer of Juniata since 2005. Ms. McMinn’s experience in banking spans 39 years. She had served as Corporate Controller and Director of Investor Relations for Omega Financial Corporation (diversified financial services) since 2003; she had served as Corporate Controller of that organization since 1988. Her responsibilities included preparation and coordination of annual reports to shareholders and Securities and Exchange Commission (“SEC”) filings, management of bank and holding company accounting division, regulatory reporting and serving as director of non-bank subsidiaries. She formerly held positions as Data Processing Manager, Productivity Manager and Controller at one of Omega’s predecessor companies. Ms. McMinn serves on the Board of Directors of Liverpool Community Bank, a bank in which Juniata owns 39.16% of the outstanding common stock.

Director Independence

Juniata follows the NASDAQ listing standards for determining the independence of directors and committee members. The Board of Directors determined that seven (7) of the current eight (8) directors are independent, as defined in the applicable NASDAQ listing standards. Specifically, the Board of Directors found that Directors Dreibelbis, Gingerich, Havice, Hershberger, Scanlon, Snedeker and Wagner met the definition of independent director in the NASDAQ listing standards and that each of these directors is free of any relationships that would interfere with his individual exercise of independent judgment. In addition, members of the Audit Committee and Personnel and Compensation Committee of the Board of Directors meet the more stringent requirements for independence under the NASDAQ listing standards, and the rules and regulations of the Securities and Exchange Commission (“SEC”) for service on these committees. The Board of Directors considered the relationships and other arrangements, if any, of each director with Juniata when independence was reviewed.

Security Ownership of Certain Beneficial Holders of Juniata

No individual, group or business owns of record more than five percent of Juniata’s common stock. The following table shows the number of shares of common stock beneficially owned by each of Juniata’s Directors and Named Executive Officers and of all the Directors and Officers as a group as of September 11, 2015. Common stock is the only class of equity securities of Juniata that is outstanding.

Owner	Amount and Nature of Beneficial Ownership		Percentage of Outstanding common stock
Marcie A. Barber	24,868	(2)		*
Martin L. Dreibelbis	8,643	(1)(3)		*
Philip E. Gingerich, Jr.	19,529	(1)		*
Timothy I. Havice	20,394	(3)		*
Charles L. Hershberger	18,549	(4)		*
JoAnn N. McMinn	25,783	(1)(2)		*
Richard M. Scanlon, DMD	7,442	(1)		*
Jan Snedeker	12,302	(1)		*
Bradley J. Wagner	465			*
Directors & Executive Officers as a group	137,975		3.26	%(5)

*	Indicates ownership of less than 1% of the outstanding common stock.
(1)	Includes shares held jointly with spouse as follows: Mr. Dreibelbis, 7,212 shares; Mr. Gingerich, 17,817 shares; Ms. McMinn, 2,329 shares; Dr. Scanlon, 7,442 shares; and Mr. Snedeker, 8,513 shares.
(2)	Includes shares that may be acquired within 60 days of the Record Date through the exercise of stock options as follows: Ms. Barber, 20,200; Ms. McMinn, 23,454.

(3)	Includes shares held jointly with children or grandchildren as follows: Mr. Dreibelbis as custodian for minor children, 1,431 shares; Mr. Havice with his son, 460 shares; Mr. Wagner as custodian for minor child, 33 shares.
(4)	Includes 18,133 shares held by Stonewall Equity, a limited liability partnership owned by Mr. Hershberger and his spouse.
(5)	Based on the total shares outstanding plus the number of shares underlying exercisable stock options of all directors and officers as a group.

Compensation of Officers and Directors

Personnel and Compensation Committee Interlocks and Insider Participation.  No member of Juniata’s Personnel and Compensation Committee is or has been an officer or employee of Juniata or JVB. Also, during 2014, none of Juniata’s executive officers served as a member of the compensation committee of another entity, one of whose executive officers served on Juniata’s Personnel and Compensation Committee. The members of the Personnel and Compensation Committee are Philip Gingerich, Jr. (Chairman), Martin Dreibelbis, Timothy Havice and Jan Snedeker.

Transactions with Related Parties.  During 2014, JVB had, and expects to continue to have, banking transactions in the ordinary course of business with our directors and executive officers on the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable loans with persons not related to JVB. Management believes that these loans present no more than the normal risk of collectability or other unfavorable features. Juniata’s Code of Conduct and Ethics requires all directors, officers and employees to avoid situations that may create a conflict of interest or the appearance of a conflict of interest. The Code contains specific prohibitions on financial or other interests in customers, borrowers, suppliers or other companies dealing with Juniata and requires prior approval by the Senior Vice President/Human Resources Director in order to enter into any such arrangements. In addition, the purchase, lease or sale of assets to or from Juniata by employees or directors also requires the prior approval of the Senior Vice President/Human Resources Director except in certain limited circumstances, such as a public sale.

Executive Compensation.

Compensation Discussion and Analysis.  This Compensation Discussion and Analysis is designed to provide a description of executive compensation policies and procedures at Juniata.

The Personnel and Compensation Committee of Juniata’s Board of Directors makes recommendations to the Board of Directors regarding executive compensation. Personnel and Compensation Committee members are: Philip Gingerich, Jr. (Chairman), Martin Dreibelbis, Timothy Havice and Jan Snedeker. The Board has determined that each of the foregoing persons is independent based on the heightened requirements for independence established by NASDAQ and the SEC.

The Personnel and Compensation Committee meets as often as is necessary, but must meet at least three times each year. During 2014, the committee met three times. The committee meets in executive session (without management present) as necessary, particularly when administering any aspect of the President/Chief Executive Officer’s compensation program. Executive management, along with the Personnel and Compensation Committee chair, sets the agenda in advance of each meeting.

It is the practice of the Personnel and Compensation Committee to meet, with the frequent attendance of the President/Chief Executive Officer, the Executive Vice President and the Director of Human Resources, as is appropriate. The President/Chief Executive Officer is involved in the compensation design and decision-making process for all executive positions except her own. Other officers attend meetings to provide reports or information regarding agenda items as requested by the Committee.

The President/Chief Executive Officer and other executives do not attend executive sessions of the Committee when topics relating to their performance and/or compensation may be reviewed, discussed and determined.

Role of the Personnel and Compensation Committee.  The Personnel and Compensation Committee is established to provide oversight of Juniata’s human resource function and to make recommendations to the Board of Directors as deemed appropriate. The Committee is responsible for development of all proposals regarding executive compensation and for review of all active plans involving short or long-term compensation. The Committee does not have final authority on compensation provisions, but must approve all compensation-related issues (including all plan revisions) before being presented to the Board for final approval. Some of the specific responsibilities of the Committee include the following:

•	Establishing an executive compensation philosophy and strategy and compensation program design and implementation;
•	Determining executive benefit packages to ensure a competitive compensation and benefits package;
•	Updating provisions within Juniata’s incentive plan(s) for goal setting and determination as to whether targets have been met;
•	Making option grants under a stock option plan;
•	Participating in the executive selection process;
•	Reviewing and approving investment strategy and options for defined benefit and defined contribution (401(k)) plans;
•	Considering discretionary annual performance and bonus payouts;
•	Maintaining a current management succession plan;
•	Engaging and directing a human resources consultant, if needed;
•	Maintaining a current and effective Personnel and Compensation Committee Charter;
•	Reviewing and approving the Director and Advisory Board fee schedules; and
•	Approving a human resource policy which governs employment practices, general and executive compensation and benefits, performance management, policies and procedures, legal compliance and workforce planning.

Personnel and Compensation Committee Interlocks and Insider Participation.  There are no compensation committee interlocks that would require disclosure under the applicable proxy rules.

Committee Advisors/Consultants.  The Committee has the authority to engage external advisors, as it deems necessary, to provide consultation, input and education to the Committee on topics selected by the Committee.

In 2014, the Committee continued to engage Mosteller & Associates, a human resource consulting firm, to provide analysis and advice on executive compensation-related matters (including assessment of peer groups, competitive market data, and pay mix and compensation design). The Committee considered the independence of Mosteller & Associates in light of SEC rules and NASDAQ listing standards. The Committee concluded that the work performed by Mosteller & Associates did not raise any conflict of interest and concluded that Mosteller & Associates continues to be an independent committee consultant. Juniata does not have a policy that limits the other services that an executive compensation consultant can perform. Mosteller & Associates did not provide additional services in 2014 with associated fees in excess of the $120,000 SEC disclosure threshold for a consultant. During 2014, the Committee requested Mosteller & Associates to provide:

•	Advice for the establishment of performance criteria and factors for the Executive Annual Incentive Plan for 2014;
•	Executive compensation review of the positions of Chief Executive Officer and Chief Financial Officer. The scope of the review included a proxy analysis completed in April of 2014 (based upon proxy statements filed for 2013) The analysis encompassed reported compensation of the similarly ranked executive positions in a defined peer group that included 17 companies as of the end of 2013. This peer group included banks of similar size and structure, with assets ranging from $365 million to $857 million; and

•	Advice for the establishment of market range guidelines for determination of appropriate executive stock option awards.

In 2014, Conrad Siegel Actuaries performed consultation, actuarial and administrative services in regard to Juniata’s defined benefit and defined contribution plans, and Conrad Siegel Investment Advisors, Inc. acted as a non-discretionary advisor in relation to Juniata’s defined contribution plan.

The Committee also uses legal counsel, as necessary, in matters of executive employment.

Use of Peer Group Data.  In order to ensure competitive executive compensation practices, Juniata annually benchmarks its executive compensation, including base and incentive compensation, as well as the overall compensation package, against a defined peer group of similar financial services organizations.

The 2014 defined peer group (“Peer Group”) was comprised of 16 similarly sized mid-Atlantic community banks that were not located in the vicinity of major cities. The Peer Group institutions have assets between $365 million and $857 million. The number of banks in the peer group changed from the previous year due to merger activity and changes in bank size. Companies included in the Peer Group for 2014 were: ENB Financial Corp., Penns Woods Bancorp, Inc., CCFNB Bancorp, Inc., Mid Penn Bancorp, Inc., Fidelity D&D Bancorp, Inc., People’s Financial Services Corp., Dimeco, Inc., Greene County Bancorp, Inc., Northeast Community Bancorp, Inc., Pathfinder Bancorp, Inc., Calvin B. Taylor Bancshares, Inc., Carrolton Bancorp, Cecil Bancorp, Inc., The Bank of Glen Burnie, Lake Shore Bancorp, Inc., Standard Financial and Emclaire Financial Corp.

In addition to the Peer Group, as part of the benchmarking process, data from other survey sources is used, including the published L.R. Webber Associates 2013 Salary and Benefits Survey.

Philosophy/Objectives of Executive Compensation Programs.  The success of our Company is dependent upon the attraction and retention of key employees. Although compensation tools and programs inevitably must be adjusted as conditions change, Juniata’s compensation philosophies are designed to align with business objectives. Juniata provides its executives with a mix of compensation, including base pay and the opportunity for annual short-term incentive cash awards and long-term equity awards, which is designed to reward short and long-term positive financial performance by Juniata. The intended and targeted levels for both base and incentive pay are in the middle range of the Peer Group, in order to remain competitive with local competition for quality employees.

We believe a competitive base salary is important to attract and retain qualified executives. We believe annual performance-based bonuses are valuable in recognizing and rewarding individual achievement. Finally, we believe equity-based compensation makes executives “think like owners” and, therefore, aligns their interests with those of our shareholders. Equity-based compensation is intended to provide a strong incentive for executives to remain with Juniata by linking their compensation to the value of our shares over time.

All components of executive compensation are designed to enable Juniata to:

•	attract, motivate and retain results-oriented executive and key management employees;
•	tie executive compensation to shareholder return;
•	link compensation directly to the organization’s strategic objectives; and
•	reward collective and individual (as appropriate) performance contributing to the overall success of the organization.

For both the short-term and long-term incentive plans, designated performance goals:

•	are designed to align with Juniata’s business objectives;
•	are chosen to reward results that increase shareholder value;
•	are targeted to achieve budgeted ratios;
•	focus on expanding Juniata into new geographic markets; and
•	include a focus on organizational efficiency.

Additionally, Juniata offers retirement benefits to all its employees through a defined contribution 401(k) plan with a 3% employer safe harbor contribution and an employer matching contribution. The matching contribution is designed so that all employees could receive employer contributions of up to an additional 4% of salary, based on individual salary deferral levels. We believe that this benefit is attractive to both executives and other employees. Those employees employed prior to December 31, 2007, including both the CEO and the CFO, participate in a defined benefit retirement plan that was frozen to future service accruals as of December 31, 2012. In addition, executive officers participate in a salary continuation plan and a split-dollar life insurance benefit and are parties to a change of control severance agreement. These benefits were designed and selected to be appealing to potential and existing key employees, in comparison to those benefits offered by other banks in our general competitive geographic area.

In determining the amount of each element of executive compensation, the following key items are considered:

•	market-competitiveness within the general geographic area;
•	appropriate balance of risk/reward; and
•	company/business unit/individual performance.

The Committee believes that Juniata’s compensation policies and practices are not reasonably likely to have a material adverse effect on Juniata. Internal controls and risk oversight provided by the Audit and Asset/Liability Management Committees, as well as internal policies and compliance standards, are designed so that no one individual can implement new products or pricing strategies, enter into material contracts or commit to investment vehicles outside established guidelines. Additionally, the ratio of variable incentive-based compensation to base salary is relatively low.

Elements of Executive Compensation.  Executive pay policies are generally in line with Company policies for all employees, including the existence of a salary range, an annual base salary review process, including consideration for merit pay adjustments and, as appropriate, inclusion of both short-term and long-term incentive compensation opportunities that focus executives on Company performance and success.

Juniata’s success is dependent upon its ability to attract and retain highly qualified and motivated executives. Juniata endorses the philosophy that executive compensation should reflect Company performance and the contribution of such officers to that performance. Our executive compensation program is designed to support our Company’s core values and strategic objectives. Moreover, our compensation philosophy is intended to align the interests of management with those of our shareholders.

The principal components of total compensation for our named executive officers are base salary, annual incentive bonus and equity-based incentives. Salary and bonus are inherently short-term compensation elements, while equity-based incentives are inherently long-term.

Base Salary.  The Chief Executive Officer’s base pay range is established, reviewed and updated periodically by the Board, as recommended by the Personnel and Compensation Committee. Guidance is received through compensation surveys of like-positions in similarly sized community financial services organizations within the established peer group provided by the Committee’s human resources consultants. Pay adjustments for the Chief Executive Officer are determined annually by the Board using this data. While no mathematical weighting formula exists, the Committee considers all other factors which it deems relevant, including Juniata’s financial results, Juniata’s performance relative to its peer group, the duties and responsibilities of the Chief Executive Officer, the Chief Executive Officer’s individual performance relative to written objectives established at the beginning of each year and current compensation levels, as well as the benchmark information. Juniata targets salaries at the mid-range base pay of similar positions within the Peer Group and the market analysis. Base salary for the Chief Financial Officer is determined in the same way as the Chief Executive Officer position. The Committee generally establishes salary guidelines at levels that approximate the mid-range of the Peer Group. Additionally, in determining the amount of base salaries, the Committee considers the executive’s qualifications and experience, scope of responsibilities and future potential, the goals and objectives established for the executive, the executive’s past performance, competitive salary practices at companies in the Peer Group and internal pay equity.

Annual Incentive (Short-term).  The Employee Annual Incentive Plan (EAIP) is designed to motivate executives to achieve favorable operating results. Awards are primarily based on overall financial performance utilizing measures such as earnings per share, return on average assets, return on average equity, asset quality and revenue growth, either individually or combined, depending on annual business objectives. Each year, Juniata performance measures are established for all participants in line with budgeted expectations. Threshold, target and optimum or maximum performance measures are determined at the beginning of each year and based upon acceptable performance (threshold), budgeted performance (target) and a “stretch” performance goal (optimum or maximum).

The Personnel and Compensation Committee established performance criteria and factors for the Chief Executive Officer and the Chief Financial Officer, as well as other participants in the Employee Annual Incentive Plan for 2014. The awards schedule was designed to include threshold, target and optimum performance criteria. Earnings per Share (EPS) (weighted at 75%) and Return on Average Equity (ROAE) (weighted at 25%) factors were designated as measures of performance for both categories for 2014. Both the Chief Executive Officer’s performance and the Chief Financial Officer’s performance are measured by these two performance factors. In addition, if the performance target thresholds are met, individual performance is further considered for upward or downward adjustment of the bonus amount. The threshold, target, and optimum levels of performance measures for 2014 were consistent with competitive industry performance objectives, and Juniata believed the performance levels were set at a level that created a likelihood of meeting, at minimum, the threshold levels during 2014. The target performance measures were each set at levels established in Juniata’s annual budget for 2014 (EPS of $0.99 and ROAE of 8.15%), with threshold measures set at 95% of budget (EPS of $0.94 and ROAE of 7.74%) and optimum criteria (EPS of $1.09 and ROAE of 8.97%) set to reward performance significantly favorable to budget, up to 110% of target. For 2014, the Chief Executive Officer could receive an award of between 12% and 30% of base salary, subject to adjustment (+/-10%) based on the executive’s individual performance. For the Chief Financial Officer in 2014, incentive awards could range from 10.0% to 24% of base salary, subject to adjustment (+/- 10%), based upon the executive’s individual performance. Awards are determined and paid annually after the financial results for the year have been determined. Juniata’s target level for performance was exceeded in 2014, and personal goals relating to strategic objectives were achieved. As a result, payouts were made to the CEO and the CFO according to the established formulas.

Stock Option Program (Long-term).  The stock option program is designed to reward contribution to the long-term appreciation in the value of Juniata. The Committee strongly supports share ownership by its executives. We believe that the ownership of shares of our stock by our management team properly aligns their financial interests with the interests of our shareholders. The potential for grants is reviewed annually, although grants will not necessarily be awarded each year, depending upon Juniata’s financial performance. In order for a participant to receive an option through the program, he or she must have at least a satisfactory job performance review for the year. Stock option awards are considered at the regularly scheduled board meeting in February or March of each year, and if awarded, the grant date is established as the date of board approval. The exercise price is set on the grant date at the fair market value of Juniata’s common stock on that date. The vesting schedule, term of grant and any other design parameters are also determined on or before the grant date. Options were granted to the executive officers in 2014 for performance in 2013. As a result, Ms. Barber and Ms. McMinn received options to purchase 10,000 and 6,600 shares, respectively, on February 18, 2014, with an exercise price of $17.72.

Executive Benefits.  Supplemental executive benefits may include a salary continuation plan, a group-term life carve-out plan, personal use of a Bank vehicle and employment and/or change of control agreements, which are described below.

Tax and Accounting Impact.  Although Juniata takes into account deductibility of compensation, tax deductibility is not a primary objective of its compensation programs. Section 162(m) of the Internal Revenue Code disallows the deductibility by Juniata of any compensation over $1 million per year paid to certain members of executive management unless certain criteria are satisfied. None of Juniata’s officers is compensated in an amount that would limit the deductibility by Juniata of their compensation under Section 162(m).

Post-Employment Benefits.

Change of Control Severance Agreement.  We believe that companies should provide reasonable severance benefits to executives. These severance arrangements are intended to provide an executive with a sense of security in making the commitment to dedicate his or her professional career to the success of our Company. With respect to executive management, these severance benefits should reflect the fact that it may be difficult for them to find comparable employment within a short period of time. Such arrangements also should disentangle Juniata from the former employee as soon as practicable. For instance, while it is possible to provide salary continuation to an employee during the job search process, which in some cases may be less expensive than a lump-sum severance payment, we prefer to pay a lump-sum severance payment in order to more cleanly sever the relationship as soon as practicable.

Our executive management and other employees have built Juniata into the successful enterprise that it is today, and we believe that it is important to protect them in the event of a change in control. Further, it is our belief that the interests of shareholders will be best served if the interests of our executive management are aligned with them, and providing change in control benefits should eliminate, or at least reduce, the reluctance of executive management to pursue potential change in control transactions that may be in the best interests of shareholders. Compared to the overall value of Juniata, these potential change in control benefits are relatively minor. The cash components of any change in control benefits within the Change of Control Severance agreements are based upon the multiple of 2.95 times base salary.

Change of control arrangements for Ms. Barber and Ms. McMinn are set forth in each of their respective agreements. Ms. McMinn’s agreement was entered into on November 7, 2005, and continues as long as Ms. McMinn is the Chief Financial Officer or holds a higher position within Juniata. Ms. Barber’s agreement was entered into on May 22, 2008 and continues as long as Ms. Barber holds the position of Chief Operating Officer or a higher position within Juniata. For purposes of the Change of Control Severance Agreements, change of control occurs when one of the following events takes place:

i)	An acquisition of securities of Juniata Valley Financial Corp. (“JUVF”) representing 24.99% or more of the voting power of Juniata’s securities then outstanding;
ii)	A merger, consolidation or other reorganization of Juniata Valley Bank, except where the resulting entity is controlled, directly or indirectly, by JUVF;
iii)	A merger, consolidation or other reorganization of JUVF, except where shareholders of JUVF immediately prior to consummation of any such transaction continue to hold at least a majority of the voting power of the outstanding voting securities of the legal entity resulting from or existing after any transaction and a majority of the members of the Board of Directors of the legal entity resulting from or existing after any such transaction are former members of JUVF’s Board of Directors;
iv)	A sale, exchange, transfer or other disposition of substantially all of the assets of JUVF to another entity, or a corporate division involving JUVF; or
v)	A contested proxy solicitation of the shareholders of JUVF that results in the contesting party obtaining the ability to cast 25% or more of the votes entitled to be cast in an election of directors of JUVF.

Specific conditions that would trigger payments pursuant to Ms. McMinn’s and Ms. Barber’s contracts following a change in control are as follows:

i)	Any involuntary termination of employment (other than for cause);
ii)	Any reduction in title, responsibilities or authority;
iii)	Any reduction in salary in effect immediately prior to the change in control, or any failure to provide benefits at least as favorable as those under any of the pension, life insurance, medical, health and accident, disability or other employee plans in which Ms. Barber or Ms. McMinn participated immediately prior to the change of control, or the taking of any action that would materially reduce any of such compensation or benefits in effect at the time of the change of control, unless such reduction relates to a reduction applicable to all employees generally;
iv)	Any reassignment beyond a 45 minute commute by automobile from Mifflintown, Pennsylvania;
v)	Any requirement that Ms. Barber or Ms. McMinn travel in performance of her duties on behalf of Juniata for a greater period of time during any year than was previously required.

Under Section 280G of the Internal Revenue Code, a “parachute payment” to a “disqualified individual” may result in adverse tax consequences. A “parachute payment” means any payment in the nature of compensation to (or for the benefit of) a “disqualified individual” if (i) the payment is contingent on a change in the ownership of the corporation, the effective control of the corporation or in the ownership of a substantial portion of the corporation’s assets and (ii) the aggregate present value of the payments in the nature of compensation which are contingent on such change of control equals or exceeds three (3) times the “base amount”. An “excess parachute payment” means an amount equal to the excess of any parachute payment over the base amount allocated to such payment. In general, “base amount” equals the disqualified individual’s average annualized compensation, which was includible as gross income (“annual includible compensation”), for the five years preceding the tax year at issue. The statute defines the term “disqualified individual” as an individual (1) who is an employee, independent contractor, or other person specified in regulations who performs personal services for any corporation, and (2) who is an officer, shareholder, or highly compensated individual of the corporation. If the provisions of Section 280G are triggered, the paying corporation is denied any deduction for employee compensation on any excess parachute payments and the recipient is subject to a nondeductible 20% excise tax on such excess parachute payment (in addition to income taxes).

Salary Continuation Agreement, as amended. JVB executed Salary Continuation Agreements with Marcie Barber and JoAnn McMinn in order to encourage these individuals to remain employees of JVB through normal retirement age which is defined, for the purposes of this plan, as age 65. JVB will not make any payments under this plan that would be a prohibited golden parachute payment. In addition to retirement, the plan has provisions for payment in the events of change of control and disability. Change in control means a change in the ownership or effective control of JVB or in the ownership of a substantial portion of the assets of JVB. Disability means the Executive: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of at least twelve months. This plan allows for payments under these circumstances described in the section below, entitled” Potential Payments Upon Termination or Change in Control”.

Group Term Carve-out Plan — Bank-owned Life Insurance. JVB has purchased life insurance policies which insure the lives of each of the Named Executive Officers. Under the Group Term Carve-Out Plan, each of the participating Named Executive Officers’ beneficiaries will receive benefits in the event of his or her death as follows:

•	If death occurs prior to termination of employment, the beneficiary will receive three times the participant’s base annual salary up to a maximum of:
▪	$603,000 in the case of Ms. Barber; or
▪	$453,000 in the case of Ms. McMinn
•	If death occurs after termination of employment, if the participant has achieved a vested insurance benefit, as defined in the Group Term Carve-Out Plan, the beneficiary will receive two times the participant’s base annual salary.

JVB is the sole owner and the direct beneficiary of death proceeds in excess of those allocated to each executive’s defined beneficiary. Any benefit qualifying as an excess parachute payment as defined in the Internal Revenue Code would be forfeited in the amount of the excess.

Single-premium payments for this program were paid in 2007 in the amounts of $296,000 and $294,000, for the policies on the lives of Ms. Barber and Ms. McMinn, respectively.

Executive Compensation Actions and Decisions.  The Personnel and Compensation Committee’s actions and decisions relating to executive compensation since January 1, 2014 were as follows:

•	In February 2014, the committee reviewed performance levels related to the EAIP awards, determining that the established target level ratios for 2013 were met and exceeded, and concluded that no undue risk was taken by executive management in order to achieve targeted results. Awards were granted to all employees, including the executive officers, pursuant to the provisions of the plan, without adjustment.
•	The committee reviewed the amounts payable under each individual element of compensation, as well as in the aggregate, for each executive officer and concluded that the individual elements of compensation, and the total aggregate compensation, paid to each Named Executive Officer, meaning the Chief Executive Officer and the Chief Financial Officer, were appropriate, based upon the information available for similar positions within the Peer Group.
•	The committee reviewed 2013 performance assessments that had been completed by members of the Board of Directors for the Chief Executive Officer and the Chief Financial Officer. These assessments were used to evaluate the performance of the executive officer positions. In order to determine the 2014 salaries for the Named Executive Officers, the committee used a Peer Group report provided by Mosteller and Associates, derived from published proxy filings and other published surveys of community banks. Additionally, the Director of Human Resources compiled information from L.R. Webber’s published 2013 Salary and Benefits Survey and un-published surveys of other local banks and provided results to the committee for their consideration.
•	In February 2014, the committee granted stock options based on benchmarks designed to align rewards with market range guidelines. The benchmarks consist of a range of economic values representing potential awards for minimum, mid and maximum performance. The economic values are provided by the Committee’s consultant, Mosteller and Associates, and are based primarily on information published in recent proxies for companies in our peer group (as described earlier). The Committee considers performance factors for each executive and determines whether the award, if any, should be based upon minimum, mid or maximum economic values. The Black Scholes valuation model is used to estimate the value of an option, given the most current factors (stock volatility, risk free interest rate, expected term and dividend yield). The number of shares granted is computed by dividing the determined economic value of the award by the value of a single option share.
•	The committee established performance criteria and factors for Tier 1 (Chief Executive Officer) and Tier 2 (Chief Financial Officer) participants in the EAIP for 2014 (as described above in section titled “Elements of Executive Compensation/Annual Incentive”).
•	The committee acknowledged the shareholders’ endorsement of Juniata’s executive compensation practices by their approval of the non-binding say on pay proposal at the 2014 Annual Meeting.
•	The committee reviewed and approved the Human Resource Policy, which governs employment practices, general and executive compensation and benefits, performance management, policies and procedures, legal compliance and workforce planning.
•	The committee re-approved, as recommended by management, the EAIP, developed as a meaningful compensation tool in 2012 for employees at all levels, including the CEO and the CFO. The EAIP is designed to support organizational objectives and align the interests of all employees with that of the shareholders.
•	The committee reviewed and re-affirmed the Management Succession Plan that establishes guidelines for management transition in the events of both planned and unplanned departure of the Chief Executive Officer as well as for temporary absences of significant length.

•	In February 2015, the committee determined that the established target ratio levels were exceeded in 2014, and concluded that excessive risk had not been taken by executive management in order to achieve success. Therefore awards were granted pursuant to the provisions established in EAIP, without adjustment.
•	The committee established performance criteria and factors for Tier 1 (Chief Executive Officer) and Tier 2 (Chief Financial Officer) participants in the Executive Annual Incentive Plan for 2015. The awards schedule was designed to include threshold, target and optimum performance criteria. EPS and ROAE factors were designated as measures of performance for both categories. Both the Chief Executive Officer’s performance and the Chief Financial Officer’s performance will be measured by these two performance factors. In addition, if the performance target thresholds are met, individual performance is further considered for upward or downward adjustment of the bonus amount. The threshold, target, and optimum levels of performance measures are consistent with competitive industry performance objectives, and Juniata has a likelihood of meeting, at minimum, the threshold levels during 2015. The target performance measures were each set at levels established in Juniata’s annual budget for 2015, with threshold measures set at 95% of target and maximum criteria set to reward performance significantly favorable to budget, up to 110% of target. A clawback provision is included in the Employee Annual Incentive Plan that calls for awards to be recalculated if the relevant company performance measures upon which they are based are restated or otherwise adjusted within the 36-month period following the public release of Juniata’s financial information. Any material overpayments or adjustments required by law will be owed back to Juniata.

2014 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Change in Pension value and Non- qualified Deferred Compensation earnings(4) ($)	All Other Compensation(5) ($)	Total
Marcie A. Barber President and Chief Executive Officer	2014	$217,730	$—	$—	$19,632	$47,874	$41,282	$16,817	$343,335
	2013	197,828	—	—	11,719	51,871	4,057	12,134	277,609
	2012	187,119	500	—	10,882	—	41,912	6,379	246,792
JoAnn N. McMinn, Executive Vice President and Chief Financial Officer	2014	$165,345	$—	$—	$12,957	$29,085	$49,727	$13,820	$270,934
	2013	151,388	—	—	8,570	31,700	13,277	10,597	215,532
	2012	143,495	500	—	7,914	—	43,459	4,875	200,243

(1)	Amounts shown include a Holiday Bonus of $500 in 2012 that was generally paid to all qualifying employees.
(2)	Amounts shown reflect the fair value of the options granted on the grant date. Assumptions made in the valuation of options granted are included in Note 1 to the Financial Statements in Juniata’s Annual Report.
(3)	Amounts shown represent awards paid to executives in the following year, for performance achievements in the stated year.
(4)	Changes in Pension value for Ms. Barber were $29,696, $(6,855) and $31,634 for the years 2014, 2013 and 2012, respectively. Changes in Pension value for Ms. McMinn were $32,626, $(2,831) and $28,287 for the years 2014, 2013 and 2012, respectively. Changes in the salary continuation plan for Ms. Barber were $11,586, $10,912 and $10,278 for the years 2014, 2013 and 2012, respectively. Changes in the salary continuation plan for Ms. McMinn were $17,101, $16,108 and $15,172 for the years 2014, 2013 and 2012, respectively.
(5)	Included in “All Other Compensation” for each of the named executive officers is a safe-harbor employer contribution to Juniata’s defined contribution plan.

Compensation described in the table above is paid according to the terms described in the preceding section entitled “Elements of Compensation”.

2014 Grants of Plan-Based Awards

Name	Grant Date and Date of Board Meeting at Which Grant was Approved	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Marcie A. Barber	2/18/2014	26,399	43,546	65,318	—	—	—	—	10,000	$17.72	$19,632
JoAnn N. McMinn	2/18/2014	16,689	26,455	39,682	—	—	—	—	6,600	$17.72	$12,957

Actual payouts under non-equity incentive plan awards are included in the 2014 Summary Compensation Table above, in the “Bonus” column.

2014 Outstanding Equity Awards at Year-End

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Marcie A. Barber(1)	2/18/2014	—	10,000		$17.720	2/18/2024
	2/19/2013	1,340	5,360		17.650	2/19/2023
	3/20/2012	2,200	3,300		18.000	3/20/2022
	9/20/2011	3,000	2,000		17.750	9/20/2021
	10/20/2009	3,092	—		17.220	10/20/2019
	10/21/2008	2,400	—		21.100	10/21/2018
	10/16/2007	2,394	—		20.050	10/16/2017
JoAnn N. McMinn(2)	2/18/2014	—	6,600		$17.720	2/18/2024
	2/19/2013	1,634	3,266		17.650	2/19/2023
	3/20/2012	2,667	1,333		18.000	3/20/2022
	9/20/2011	4,000	—		17.750	9/20/2021
	10/20/2009	2,570	—		17.220	10/20/2019
	10/21/2008	2,017	—		21.100	10/21/2018
	10/16/2007	2,031	—		20.050	10/16/2017
	10/17/2006	1,838	—		21.000	10/17/2016
	10/18/2005	1,531	—		24.000	10/18/2015

(1)	Ms. Barber — For options granted in 2014, one third of the currently unexercisable options will vest and become exercisable on each of February 18, 2015, 2016 and 2017. For options granted in 2013, one fourth of the currently unexercisable options will vest and become exercisable on each of February 19, 2015, 2016, 2017 and 2018. For options granted in 2012, one third of the currently unexercisable options will vest and become exercisable on each of March 20, 2015, 2016 and 2017. For options granted in 2011, one half of the currently unexercisable options will vest and become exercisable on each of September 20, 2015 and 2016.
(2)	Ms. McMinn — For options granted in 2014, one third of the currently unexercisable options will vest and become exercisable on each of February 18, 2015, 2016, and 2017. For options granted in 2013, one half of the currently unexercisable options will vest and become exercisable on each of February 19, 2015 and 2016. For options granted in 2012, the currently unexercisable options will vest and become exercisable on March 20, 2015.

2014 Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Marcie A. Barber	—	—	—	—
JoAnn N. McMinn	—	—	—	—

2014 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Marcie A. Barber	Defined Benefit Retirement	6	$107,149	$—
	Salary Continuation Agreement	8	69,575	—
JoAnn N. McMinn	Defined Benefit Retirement	7	$138,765	$—
	Salary Continuation Agreement	8	102,699	—

The present value of accumulated benefits for Juniata’s Defined Benefit Retirement Plan have been calculated as of December 31, 2014, which is the measurement date used for financial statement reporting purposes and reported in the table above for the Named Executive Officers. The Defined Benefit Retirement Plan is a noncontributory plan covering substantially all full-time employees of Juniata, but was closed to all new entrants as of January 1, 2008. Active participants in the plan as of December 31, 2007 became 100% vested in their accrued benefit. Effective December 31, 2012, the Defined Benefit Retirement Plan was amended to cease future benefit accruals. A participant’s accrued benefit at any time in the future will equal the amount of his accrued benefit under the plan as of December 31, 2012. The following assumptions were used in the development of the present value of the accumulated benefits:

•	Discount rate — 4.00%
•	Mortality — RP-2014 White Collar Table using Scale MP-2014
•	Retirement Date — Normal retirement date.

Terms of the Salary Continuation Agreements held by each of the Named Executive Officers are fully described in sections of this proxy statement titled “Post Employment Benefits” and “Potential Payments upon Termination or Change in Control”.

Nonqualified Deferred Compensation.  Juniata has no deferred compensation plans for executive officers.

Potential Payments upon Termination or Change in Control.  The following tables reflect the amount of compensation payable to each of the named executive officers in the event of voluntary or involuntary termination of employment with Juniata due to the scenarios described below, as if such termination had occurred on December 31, 2014.

Assuming one of the following events occurred on December 31, 2014, Ms. Barber’s payments and benefits would consist of the following:

	Retirement	Death	Disability	Voluntary Resignation	Termination by Company with Cause	Termination by Company without Cause	Change of Control
Salary Continuation Agreement(1)	N/A	$300,000	$174,690	$—	$—	$—	$106,620
Group Term Carve-out Plan(2)	N/A	603,000	426,120	—	—	—	426,120
Value of Options(3)	N/A	16,380	16,380	6,039	6,039	6,039	16,380
Change of Control Severance Agreement(4)	N/A	—	—	—	—	—	549,597
	$—	$919,380	$617,190	$6,039	$6,039	$6,039	$1,098,717

(1)	Ms. Barber’s Salary Continuation Agreement was executed in 2007. Her agreement provides for a pre-retirement death benefit in the form of annual payments of $20,000 for a period of 15 years. Pre-retirement benefits payable in the events of disability and change in control increase each year until Ms. Barber reaches age 65 up to a percentage of the accrued account value and would be paid in the form of equal annual payments over 15 years.
(2)	Ms. Barber’s Group Term Carve-out Plan became effective in 2007. Ms. Barber’s beneficiary would be entitled to a death benefit of three times base salary up to a maximum of $603,000. In the hypothetical case of her death at December 31, 2014, while she was still employed, her beneficiary would have received $603,000, which is the maximum amount receivable. In the case of disability or change of control, the death benefit would have been $426,120, or two times her salary.
(3)	If Ms. Barber’s employment had been terminated on December 31, 2014 due to death, disability or change of control, she, or her beneficiary, would have the right to exercise 100% of her outstanding stock options, without regard to the remaining vesting schedule, for a total of 46,086 shares. Assuming the market value of Juniata’s stock was $18.25, the closing price as of December 31, 2014, the value of those options would have been $16.380. Under any other termination scenario, Ms. Barber would have the right to exercise vested options. As of December 31, 2014, the value of those options would have been $6,039.
(4)	A severance payment is triggered by Ms. Barber’s Change of Control Severance Agreement only in the event of a change of control. If Juniata had terminated Ms. Barber’s employment as a result of a change of control, she would have been entitled to receive a severance amount calculated in accordance with the terms of the contract. The amount, when reduced to its present value (using a discount rate of 1.63%) is equal to 2.95 times her average compensation for the most recent 5 years. The payment would have been payable in a lump sum within 30 days of her termination date. Restrictive covenants within the Change of Control Severance Agreement include non-competition and non-solicitation provisions. Upon termination of employment that results in the payment of severance compensation, Ms. Barber is not permitted to become engaged in the banking business for a period of two years after termination within a 40 mile radius of Mifflintown, Pennsylvania; nor is she permitted to solicit employees or customers for a period of one year after termination.

Assuming one of the following events occurred on December 31, 2014, Ms. McMinn’s payments and benefits would consist of the following:

	Retirement(5)	Death	Disability	Voluntary Resignation	Termination by Company with Cause	Termination by Company without Cause	Change of Control
Salary Continuation Agreement(1)	$157,380	$240,000	$186,465	$—	$—	$—	$157,380
Group Term Carve-out Plan(2)	N/A	453,000	322,768	—	—	—	322,768
Value of Options(3)	N/A	12,085	12,085	6,294	6,294	6,294	12,085
Change of Control Severance Agreement(4)	N/A	—	—	—	—	—	428,809
	$157,380	$705,085	$521,318	$6,294	$6,294	$6,294	$921,042

(1)	Ms. McMinn’s Salary Continuation Agreement was executed in 2007. Her agreement provides for a pre-retirement death benefit in the form of annual payments of $16,000 for a period of 15 years. Pre-retirement benefits payable in the events of disability and change in control increase each year until Ms. McMinn reaches age 65 up to a percentage of the accrued account value and would be paid in the form of equal annual payments over 15 years. An early retirement benefit became vested when Ms. McMinn reached age 62 and will increase each year until she reaches age 65 and qualifies for normal retirement.
(2)	Ms. McMinn’s Group Term Carve-out Plan became effective in 2007. Ms. McMinn’s beneficiary would be entitled to a death benefit of three times base salary up to a maximum of $453,000. In the hypothetical case of her death at December 31, 2014, while she was still employed, her beneficiary would have received $453,000, which is the maximum amount receivable. In the case of disability or change of control, the death benefit would have been $307,398, or two times her salary.
(3)	If Ms. McMinn’s employment had been terminated on December 31, 2014 due to death, disability or change of control, she, or her beneficiary, would have the right to exercise 100% of her outstanding stock options, without regard to the remaining vesting schedule, for a total of 36,187 shares. Assuming the market value of Juniata’s stock was $18.25, the closing price as of December 31, 2014, the value of those options would have been $12,085. Under any other termination scenario, Ms. McMinn would have the right to exercise vested options. As of December 31, 2014, the value of those options would have been $6,294.
(4)	A severance payment is triggered by Ms. McMinn’s Change of Control Severance Agreement only in the event of a change of control. If Juniata had terminated Ms. McMinn’s employment as a result of a change of control, she would have been entitled to receive a severance amount calculated in accordance with the terms of the contract. The amount, when reduced to its present value (using a discount rate of 1.63%) is equal to 2.95 times her average compensation for the most recent 5 years. The payment would have been payable in a lump sum within 30 days of her termination date. Restrictive covenants within the Change of Control Severance Agreement include non-competition and non-solicitation provisions. Upon termination of employment that results in the payment of severance compensation, Ms. McMinn is not permitted to become engaged in the banking business for a period of two years after termination within a 40 mile radius of Mifflintown, Pennsylvania; nor is she permitted to solicit employees or customers for a period of one year after termination.
(5)	Ms. McMinn qualifies for early retirement only as defined in the Salary Continuation Agreement.

Personnel and Compensation Committee Report on Executive Compensation

The Personnel and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of the SEC’s Regulation S-K with management and, based upon such review and discussion, the Personnel and Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

By: Philip Gingerich, Jr., Chairman, Martin Dreibelbis, Timothy Havice and Jan Snedeker

Compensation of Directors

General.

Presented below is data concerning the compensation of members of Juniata’s Board of Directors for the year 2014.

2014 Director Compensation Table

Name	Fees Earned or Paid in Cash	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Change in Pension value and Non-qualified Deferred Compensation earnings ($)	All Other Compensation(1) ($)	Total
Douglas Berry(2)	1,800	—	—	—	—	—	1,800
Martin Dreibelbis	17,200	—	—	—	4,669	—	21,869
Francis Evanitsky(3)	7,500	—	—	—	2,584	—	10,084
Philip Gingerich	18,800	—	—	—	2,890	3,352	25,042
Timothy Havice	24,150	—	—	—	4,312	3,148	31,610
Charles Hershberger	15,900	—	—	—	3,754	2,524	22,178
Dale Nace(4)	8,700	—	—	—	7,303	1,844	17,847
Richard Scanlon	12,150	—	—	—	4,918	474	17,542
Jan Snedeker	18,750	—	—	—	4,160	2,411	25,321
Bradley Wagner(5)	7,100	—	—	—	—	—	7,100

(1)	Other compensation includes interest earned on deferred compensation balances.
(2)	Mr. Berry was elected to the board of directors on June 17, 2014. Mr. Berry resigned from the board on July 31, 2014.
(3)	Mr. Evanitsky retired from the board in May 2014. In addition to the above, as a retired employee of Juniata, Mr. Evanitsky also received $37,124 pursuant to Juniata’s Defined Benefit Plan.
(4)	Mr. Nace retired from the board on September 24, 2014.
(5)	Mr. Wagner was elected on June 17, 2014 to serve as a director of Juniata.

Each director was paid an annual fee of $10,800. Attendance at a minimum of 10 regularly scheduled meetings is required to receive full payment. Additionally, all non-employee directors also received $300 per meeting ($400 if chairman) to attend committee and special meetings of the Board. These fees, whether paid in cash or deferred as part of the Director’s Deferred Compensation Plan, are included in the column titled “Fees Earned or Paid in Cash” in the above table. In addition to the fees, Juniata provides benefits to the directors under several other non-qualified plans described below. The amount listed in the above table in the column titled “Change in Pension Value and Nonqualified Deferred Compensation Earnings” includes the aggregate increase in carrying value during 2014 for the plans in which each director participates.

The 1999 Directors Deferred Compensation Plan.

Effective January 1, 1999, the Board of Directors adopted a director’s deferred compensation plan. The 1999 plan is an unfunded plan. Juniata makes no contributions to the plan. This plan simply allows our directors to defer receipt of their compensation to future dates.

Prior to each calendar year, a director may elect to defer receipt of all or a part of his or her compensation for that calendar year. Juniata will credit the deferred amounts to an account maintained at JVB. Each participating director has a separate account. The deferred compensation earns interest, compounded quarterly, at the interest rate defined within the 1999 Plan.

A participating director who resigns as director before reaching age 55 will receive his or her account balance in one lump sum distribution. A participating director who resigns as director after reaching age 55 will receive his or her account balance in equal semi-annual payments over the ten years beginning on the earlier of January 1 or July 1 after the director resigns.

If a participating director dies prior to receiving all of his or her account balance, the director’s remaining account balance will be paid in one lump sum to the director’s designated beneficiary. In the event of a director’s permanent disability the Board of Directors shall pay the balance of any deferred amount in one lump sum.

Active directors participating in the 1999 Plan during 2014 were Messrs. Gingerich, Havice, Hershberger, Metz, Snedeker and Dr. Scanlon.

Director’s Retirement Plan.

In January 2001, Juniata established a retirement program for then-current directors. The plan provides for a target retirement benefit of $8,500 per year for 10 years beginning at age 65, or, if later, when the director has completed 10 years of credited service (as defined in the plan) with the Board. The retirement benefit for each participating director accrues over his or her remaining projected period of service until he reaches age 65 or completes 10 years of credited service. Lesser benefits are payable in the event of the director’s death, disability, or other termination (except terminations caused by the director’s fraud or dishonesty). Of the directors that served during 2014, participants in the plan were Messrs. Dreibelbis, Gingerich, Havice, Hershberger, Metz, Nace, Snedeker and Dr. Scanlon.

Split Dollar Life Insurance.

In 2001, JVB purchased split-dollar life insurance policies on each of the then-current directors. Participants who remain on the Board until age 65 or later will be eligible to retain $25,000 of life insurance coverage for the rest of their lives. The eligible directors are not required to pay premiums on the life insurance policy, but will have the imputed value of the insurance coverage included in their taxable income.

Related Party Transactions

During 2014, JVB had, and expects to continue to have, banking transactions in the ordinary course of business with its directors and executive officers on the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable loans with persons not related to JVB. Management believes that these loans present no more than the normal risk of collectability or other unfavorable features. Juniata’s Code of Conduct and Ethics (the “Code”) requires all directors, officers and employees to avoid situations that may create a conflict of interest or the appearance of a conflict of interest. The Code contains specific prohibitions on financial or other interests in customers, borrowers, suppliers or other companies dealing with Juniata and requires prior approval by the Senior Vice President/Human Resources Director in order to enter into any such arrangements. In addition, the purchase, lease or sale of assets to or from Juniata by employees or directors also requires the prior approval of the Senior Vice President/Human Resources Director except in certain limited circumstances, such as a public sale.

Performance Graph

The following graph shows the yearly percentage change in Juniata’s cumulative total shareholder return on its common stock from December 31, 2009 to December 31, 2014 compared with the Russell 3000 Index and a peer group defined by Juniata. We have modified our peer group from the set of companies that we used in prior years (the “Original Peer Group”). The Original Peer Group is identified in the Total Return Performance Chart as the “JUVF Peer Group Index”. The Original Peer Group consisted of the following seven bank holding companies that operate within our immediate market area: First Community Financial Corporation (FMFP), F.N.B. Corporation (FNB), Kish Bancorp, Inc. (KISB), Mifflinburg Bank & Trust Company (MIFF), Mid Penn Bancorp, Inc.(MPB), Northumberland Bancorp (NUBC) and Orrstown Financial Services, Inc. (ORRF). While the Original Peer Group included companies that were active participants in Juniata’s local markets, they varied significantly in size and structure from Juniata. As a result, we do not believe they are the most appropriate peers for comparison purposes. The companies selected Juniata’s revised peer group, identified in the chart below as “JUVF Peer Group Index (Revised), include companies that more closely match Juniata in asset size and reporting requirements as well as our two most direct local competitors. The revised peer group consists of the following ten bank holding companies: CBT Financial Corporation (CBTC), CCFNB Bancorp, Inc. (CCFN), Dimeco, Inc. (DIMC), Emclaire Financial Corp. (EMCF), ENB Financial Corp (ENBP), First Community Financial Corporation (FMFP), Franklin Financial Services Corporation (FRAF), Kish Bancorp, Inc. (KISB), Mid Penn Bancorp, Inc. (MPB) and Riverview Financial Corporation (RIVE).

Total Return Performance
225
200
175
150
125
100
75
50
Index Value
Juniata Valley Financial Corp.
Russell 3000
JUVF Peer Group Index*
JUVF Peer Group Index (Revised)**
12/31/09
12/31/10
12/31/11
12/31/12
12/31/13
12/31/14

	Period Ending
Index	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14
Juniata Valley Financial Corp.	100.00	101.83	114.50	120.58	123.19	133.13
Russell 3000	100.00	116.93	118.13	137.52	183.66	206.72
JUVF Peer Group Index*	100.00	130.43	140.96	141.48	174.68	192.37
JUVF Peer Group Index (Revised)**	100.00	108.40	111.95	134.92	156.25	178.67

Shareholder Proposals for the 2016 Annual Meeting of Shareholders

Under Juniata’s Bylaws, no business may be brought before the Annual Meeting unless it is specified in the notice of the meeting or is otherwise brought before the meeting by the Board of Directors or by a shareholder entitled to vote who has delivered notice to Juniata (containing information specified in the Bylaws) by February 25, 2016. These requirements are separate from and in addition to the SEC’s requirements that a shareholder must meet in order to have a shareholder proposal included in Juniata’s proxy statement. A shareholder wishing to submit a proposal for consideration at the 2016 Annual Meeting of the Shareholders for inclusion in the proxy statement under SEC Rule 14a-8 should do so no later than December 12, 2015. A shareholder wishing to submit a proposal for consideration at the 2016 Annual Meeting of Shareholders, outside of SEC Rule 14a-8, should do so no later than February 25, 2016. A proposal submitted after that date will be considered untimely.

If the corporate secretary of Juniata receives notice of a shareholder proposal that complies with the governing Bylaw provision on or prior to the required date, and if such proposal is properly presented at the 2016 Annual Meeting of shareholders, the proxy-holders appointed by the Company may exercise discretionary authority in voting on such proposal if, in the Company’s proxy statement for such meeting, the Company advises shareholders of the nature of such proposal and how the proxies appointed by the Company intend to vote on such proposal, unless the shareholder submitting the proposal satisfies certain SEC requirements, including the mailing of a separate statement to the Company’s shareholders.

The presiding officer of the Annual Meeting may refuse to permit any proposal to be made at an Annual Meeting by a shareholder who has not complied with all of the governing Bylaw procedures, including receipt of the required notice by the corporate secretary for the Company by the date specified. If a shareholder proposal is received by the Company after the required notice date but the presiding officer of the meeting nevertheless permits such proposal to be made at the 2016 Annual Meeting of shareholders, the proxies appointed by the Company may exercise discretionary authority when voting on such proposal.

If the date of our next Annual Meeting is advanced or delayed more than 30 days from the anniversary of the 2015 Annual Meeting, we will promptly inform you of the change of the Annual Meeting and the date by which shareholder proposals must be received.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS – JUNE 30, 2015

Critical Accounting Policies:

Disclosure of Juniata’s significant accounting policies is included in the notes to the consolidated financial statements of Juniata’s Annual Report on Form 10-K for the year ended December 31, 2014. Some of these policies require significant judgments, estimates, and assumptions to be made by management, most particularly in connection with determining the provision for loan losses and the appropriate level of the allowance for loan losses, as well as management’s evaluation of the investment portfolio for other-than- temporary impairment. There have been no changes in critical accounting policies since December 31, 2014.

General:

The following discussion relates to the consolidated financial condition of Juniata as of June 30, 2015, as compared to December 31, 2014, and the consolidated results of operations for the three and six months ended June 30, 2015, compared to the same periods in 2014. This discussion should be read in conjunction with the interim consolidated financial statements and related notes included herein.

Overview:

Juniata is a Pennsylvania corporation organized in 1983 to be the holding company of JVB. JVB is a state-chartered bank headquartered in Mifflintown, Pennsylvania. Juniata and its subsidiary bank derive substantially all of their income from banking and bank-related services, including interest earned on residential real estate, commercial mortgage, commercial and consumer loans, interest earned on investment securities and fee income from deposit services and other financial services to its customers through 12 locations in central Pennsylvania. Juniata also owns 39.16% of Liverpool Community Bank (“LCB”), located in Liverpool, Pennsylvania. Juniata accounts for LCB as an unconsolidated subsidiary using the equity method of accounting.

Financial Condition:

Total assets as of June 30, 2015, were $487.1 million, an increase of 1.4% compared to December 31, 2014. Comparing the balances at June 30, 2015 and December 31, 2014, deposits decreased by $2.1 million, with non-interest bearing deposits increasing by $1.3 million and interest-bearing deposits decreasing by $3.4 million. Juniata’s investment portfolio decreased by $4.6 million and borrowings increased by $9.5 million.

The table below shows changes in deposit volumes by type of deposit (in thousands of dollars) between December 31, 2014 and June 30, 2015.

	June 30, 2015	December 31, 2014	Change
			$	%
Deposits:
Demand, non-interest bearing	$79,043	$77,697	$1,346	1.7%
Interest bearing demand and money market	100,170	95,675	4,495	4.7
Savings	72,943	67,430	5,513	8.2
Time deposits, $100,000 and more	24,194	27,705	(3,511)	(12.7)
Other time deposits	102,416	112,377	(9,961)	(8.9)
Total deposits	$378,766	$380,884	$(2,118)	(0.6)%

Overall, total loans increased $9.2 million, or 3.1%, between December 31, 2014 and June 30, 2015, as shown in the table below (in thousands of dollars), primarily due to decreases in real estate mortgage loans and loans to obligations of states and political subdivisions.

	June 30, 2015	December 31, 2014	Change
			$	%
Loans:
Commercial, financial and agricultural	$27,032	$23,738	$3,294	13.9%
Real estate – commercial	102,524	90,000	12,524	13.9
Real estate – construction	21,065	20,713	352	1.7
Real estate – mortgage	135,802	140,676	(4,874)	(3.5)
Obligations of states and political subdivisions	13,427	15,730	(2,303)	(14.6)
Personal	4,273	4,044	229	5.7
Total loans	$304,123	$294,901	$9,222	.1%

A summary of the activity in the allowance for loan losses for each of the six-month periods ended June 30, 2015 and 2014 (in thousands) is presented below.

	Periods Ended June 30,
	2015	2014
Balance of allowance – January 1	$2,380	$2,287
Loans charged off	(233)	(73)
Recoveries of loans previously charged off	6	7
Net charge-offs	(227)	(66)
Provision for loan losses	162	137
Balance of allowance – end of period	$2,315	$2,358
Ratio of net charge-offs during period to average loans outstanding	0.08%	0.02%

During the first six months of 2015, Juniata recorded charge-offs of $233,000, partially offset by $6,000 in recoveries.

As of June 30, 2015, 45 loans, with aggregate outstanding balances of $5,681,000, were individually evaluated for impairment. A collateral analysis was performed on each of these 45 loans in order to establish a portion of the reserve needed to carry impaired loans at fair value. As a result, one loan was determined to have insufficient collateral, and a specific reserve, totaling $2,000, was established for the impaired loan.

Management believes that the specific reserves carried are adequate to cover potential future losses related to these relationships. There are no other material loans classified as loss, doubtful, substandard, or special mention which management expects to significantly impact future operating results, liquidity or capital resources.

Following is a summary of JVB’s non-performing loans on June 30, 2015 as compared to December 31, 2014.

(Dollar amounts in thousands)
	As of and for the six months ended June 30, 2015	As of and for the year ended December 31, 2014
Non-performing loans
Non-accrual loans	$4,415	$4,880
Accruing loans past due 90 days or more	30	400
Restructured nonaccrual loans in default	—	366
Total	$4,445	$5,646
Average loans outstanding	$293,334	$281,608
Ratio of non-performing loans to average loans outstanding	1.52%	2.00%

During the second quarter of 2014, Juniata initiated a leverage strategy and issued long-term debt in the amount of $22,500,000, with maturities ranging from two years to five years, at fixed rates ranging from 0.63% to 2.0%. The funds were used to purchase investment securities with similar projected average lives.

Stockholders’ equity increased from December 31, 2014 to June 30, 2015 by $246,000, or 0.5%. Juniata’s net income exceeded dividends paid by $82,000. The adjustment to accumulated other comprehensive income of $80,000 to record the amortization of the net actuarial loss of Juniata’s defined benefit retirement plan added $79,000 to Juniata’s equity. The market value of securities available for sale remained relatively unchanged when comparing June 30, 2015 to December 31, 2014, resulting in nominal effect on shareholders’ equity. Juniata’s employees invested $57,000 pursuant to the Employee Stock Purchase Plan and were issued a total of 3,242 shares of stock during the second quarter of 2015, and stock based compensation expense recorded pursuant to Juniata’s Stock Option Plan added $27,000 during the six month period.

Subsequent to June 30, 2015, the following event took place:

On July 21, 2015, the Board of Directors declared a cash dividend of $0.22 per share to shareholders of record on August 14, 2015, payable on September 1, 2015.

Comparison of the Three Months Ended June 30, 2015 and 2014

Operations Overview:

Net income for the second quarter of 2015 was $1,001,000, a decrease of $162,000, or 13.9%, when compared to the second quarter of 2014. The decrease was due primarily to increased cost of employee benefits and higher non-interest expense, which included merger and acquisition costs, in the second quarter of 2015 as compared to the same period in 2014, as well as reduced non-interest income; these factors offset an increase in net interest income. The reduction in non-interest income in the second quarter of 2015 was due to the receipt of significant life insurance proceeds in the second quarter of 2014, offset by an increase in customer service fees. Basic and diluted earnings per share were $0.24 in the second quarter of 2015 compared to $0.28 in the second quarter of 2014. Presented below are selected key ratios for the two periods:

	Three Months Ended June 30,
	2015	2014
Return on average assets (annualized)	0.84%	0.97%
Return on average equity (annualized)	7.99%	9.23%
Average equity to average assets	10.55%	10.56%
Non-interest income, excluding securities gains, as a percentage of average assets (annualized)	0.95%	0.98%
Non-interest expense as a percentage of average assets (annualized)	3.05%	2.85%

The discussion that follows further explains changes in the components of net income when comparing the second quarter of 2015 with the second quarter of 2014.

Net Interest Income:

Net interest income was $3,724,000 for the second quarter of 2015, as compared to $3,642,000 in the same quarter in 2014. Average earning assets decreased by 0.6%, and the net interest margin, on a fully tax equivalent basis, increased by 10 basis points.

Although average loan balances increased by $17.3 million, or 6.2%, interest on loans decreased $114,000 in the second quarter of 2015 as compared to the same period in 2014. A decrease of 46 basis points in the average weighted yield on loans reducing interest income by approximately $326,000, offset an increase in average loans outstanding, which increased interest income by $212,000.

Interest earned on investment securities increased $10,000 in the second quarter of 2015 as compared to the second quarter of 2014. Yield increases added $79,000, while average balance reductions reduced interest income by $69,000. The overall pre-tax yield on the investment securities portfolio increased during the period by 22 basis points, with the average balance decreasing to $15.6 million.

Total average earning assets during the second quarter of 2015 were $433.8 million, compared to $436.3 million during the second quarter of 2014, yielding 3.89% in 2015 versus 3.97% in 2014. Average interest-bearing liabilities decreased by $4.9 million, including an increase in average non-interest bearing deposits of $1.4 million. The decrease in average interest-bearing liabilities was due to a reduction in time deposits. The cost to fund interest bearing liabilities dropped by 21 basis points, to 0.59%, in the second quarter of 2015 compared to the second quarter of 2014.

Net interest margin on a fully tax-equivalent basis for the second quarter of 2015 was 3.57%. For the same period in 2014, the fully-tax equivalent net interest margin was 3.47%.

AVERAGE BALANCE SHEETS AND NET INTEREST INCOME ANALYSIS

(Dollars in thousands)

	Three Months Ended June 30, 2015			Three Months Ended June 30, 2014			Increase (Decrease) Due To(6)
	Average Balance(1)	Interest	Yield/ Rate	Average Balance(1)	Interest	Yield/ Rate	Volume	Rate	Total
ASSETS
Interest earning assets:
Taxable loans(5)	$270,602	$3,372	4.98%	$256,094	$3,508	5.48%	$191	$(327)	$(136)
Tax-exempt loans	23,090	176	3.09	20,346	154	3.04	21	1	22
Total loans	293,692	3,548	4.84	276,440	3,662	5.30	212	(326)	(114)
Taxable investment securities	110,294	557	2.02	121,234	535	1.77	(51)	73	22
Tax-exempt investment securities	29,056	114	1.57	33,696	126	1.50	(18)	6	(12)
Total investment securities	139,350	671	1.93	154,930	661	1.71	(69)	79	10
Interest bearing deposits	785	1	0.41	3,393	1	0.12	(1)	1	—
Federal funds sold	—	—		1,521	1	0.26	(1)	—	(1)
Total interest earning assets	433,827	4,220	3.89	436,284	4,325	3.97	141	(246)	(105)
Other assets(7)	41,190			41,296
Total assets	$475,017			$477,580
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing liabilities:
Interest bearing demand deposits(2)	$99,456	40	0.16	$99,085	44	0.18	—	(4)	(4)
Savings deposits	72,280	18	0.10	66,848	16	0.10	1	1	2
Time deposits	129,721	355	1.11	149,674	548	1.47	(67)	(126)	(193)
Short-term and long-term borrowings and other interest bearing liabilities	37,854	83	0.88	28,642	75	1.05	22	(14)	8
Total interest bearing liabilities	339,311	496	0.59	344,249	683	0.80	(44)	(143)	(187)
Non-interest bearing liabilities:
Demand deposits	80,393			78,970
Other	5,190			3,937
Stockholders' equity	50,123			50,424
Total liabilities and stockholders' equity	$475,017			$477,580
Net interest income and net interest rate spread		$3,724	3.30%		$3,642	3.17%	$185	$(103)	$82
Net interest margin on interest earning assets(3)			3.43%			3.34%
Net interest income and net interest margin-Tax equivalent basis(4)		$3,873	3.57%		$3,786	3.47%

(1)	Average balances were calculated using a daily average.
(2)	Includes interest-bearing demand and money market accounts.
(3)	Net margin on interest earning assets is net interest income divided by average interest earning assets.
(4)	Interest on obligations of states and municipalities is not subject to federal income tax. In order to make the net yield comparable on a fully taxable basis, a tax equivalent adjustment is applied against the tax-exempt income utilizing a federal tax rate of 34%.
(5)	Non-accruing loans are included in the above table until they are charged off.
(6)	The change in interest due to rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.
(7)	Includes gross unrealized gains (losses) on securities available for sale.

Provision for Loan Losses:

In the second quarter of 2015, the provision for loan losses was $112,000, as compared to a provision of $117,000 in the second quarter of 2014. Management regularly reviews the adequacy of the loan loss reserve and makes assessments as to specific loan impairment, historical charge-off expectations, general economic conditions in JVB’s market area, specific loan quality and other factors. As of June 30, 2015, non-performing loans as a percentage of average outstanding loans was 1.52%, improved from 2.00% on December 31, 2014 and from 2.06% on June 30, 2014. Factors affecting the provision for loan losses were the improvement in non-performing loans partially offset by provisioning for increased loan balances and credit concentrations. See the earlier discussion in the Financial Condition section, explaining the information used to determine the provision.

Non-interest Income:

Non-interest income in the second quarter of 2015 was $1,130,000, compared to $1,170,000 in the second quarter of 2014, representing a decrease of $40,000, or 3.4%.

Most significantly impacting recurring non-interest income in the second quarter of 2015 was an increase in customer service fees of $99,000, or 34.1%, in the second quarter of 2015 as compared to the same period in 2014. The increase was attributable to the repricing and introduction of a new checking account lineup in the third quarter of 2014, which includes a new service to depositors that provides detection, suppression and repair of a wide spectrum of identity theft issues. Also significantly impacting the comparative second quarter periods was a $165,000 gain from life insurance proceeds recorded in the second quarter of 2014 and no such gain was recorded in the 2015 period. As Juniata carries BOLI, gains such as this can occur inconsistently at any time, and no such gain was present in 2015. Another non-recurring item in the second quarter of 2014 was a lump-sum fee of $40,000 collected on a terminated trust relationship, resulting in elevated trust fees for that period. Fee income from trust services decreased by $47,000, or 35.9%, because as the 2014 second quarter included the aforementioned lump-sum termination fee of $40,000.

Commissions from the sales of non-deposit products increased in the second quarter of 2015 by $30,000, or 34.1%, as sales activity increased. Income from the unconsolidated subsidiary increased $5,000, or 8.8%, in the second quarter of 2015 compared to the second quarter of 2014. Fees derived from loan activity increased by $20,000, or 62.5%, due primarily to an increase in title insurance fees.

Juniata originates mortgages to sell on the secondary market, while retaining the servicing rights; Juniata has built a servicing portfolio of approximately $21.8 million as of June 30, 2015. The mortgage servicing right asset, as of June 30, 2015, was $204,000. Mortgage banking income is made up of origination and servicing fees collected from the buyer, origination points collected from the borrower and an adjustment to the fair value of the mortgage servicing rights asset. In the second quarter of 2015, mortgage banking income was $60,000, an increase of 4,000, or 7.1%, from the second quarter of 2014.

Less significant changes in non-interest income categories included slight changes in debit card fee income, earnings on bank-owned life insurance and other miscellaneous income.

Net gains of $1,000 were realized on the sale of securities in the second quarter of 2015 as compared to the second quarter of 2014 when net gains of $2,000 were realized.

As a percentage of average assets, annualized non-interest income, exclusive of net gains on the sale of securities, was 0.95% in the second quarter of 2015 as compared to 0.98% in the second quarter of 2014. Excluding the gain from life insurance proceeds mentioned above, the ratio in the second quarter of 2014 would have been 0.84%.

Non-interest Expense:

Total non-interest expense for the second quarter of 2015 was $3,621,000, or 6.4%, higher in the second quarter of 2015 as compared to the second quarter of 2014. Employee compensation expense decreased by $7,000, due primarily to staffing efficiencies. Employee benefits costs increased by $110,000, or 30.3%, due to increased medical insurance and defined benefit plan costs.

Occupancy and equipment costs increased a total of $33,000, or 9.3%, in the second quarter of 2015 as compared to the same period in 2014 due primarily to increased costs for utilities and maintenance. Data processing expense was higher by $20,000, or $5.4% in the comparative periods as electronic services to customers continue to expand. Other real estate owned acquired as a result of foreclosure activity were sold in both periods, yielding a gain of $29,000 in the second quarter of 2014 versus a net loss of $5,000 in the second quarter of 2015. Merger and acquisition costs related to the aforementioned definitive merger agreement were $48,000 in the second quarter of 2015, while no such costs were occurred in the second quarter of 2014. The category of “other non-interest expense” increased by $30,000 in the second quarter of 2015 when compared to the second quarter of 2014, due mostly to increased advertising costs, foreclosure activity costs and employee benefit accounting costs.

As a percentage of average assets, annualized non-interest expense was 3.05% in the second quarter of 2015 compared to 2.85% in the second quarter of 2014.

Provision for income taxes:

Income tax expense in the second quarter of 2015 was $120,000 as compared to the $131,000 recorded in the second quarter of 2014. Juniata qualifies for a federal tax credit for a low-income housing project investment, and the tax provisions for each period reflect the application of the tax credit. For the second quarter of 2015, the tax credit lowered the effective tax rate from 23.5% to 10.7%. In the second quarter of 2014, when earnings from tax exempt sources were lower and the tax credit for the period was higher, the effective tax rate was lowered from 21.3% to 10.1%.

Comparison of the Six Months Ended June 30, 2015 and 2014

Operations Overview:

Net income for the six months of 2015 was $1,925,000, a decrease of $141,000, or 6.8%, compared to the first six months of 2014. The decrease was due primarily to increased employee benefits costs. Basic and diluted earnings per share were $0.46 in the first six months of 2015, representing a decrease of 6.1% from the $0.49 earned in the first six months of 2014. Annualized return on average equity for the first six months in 2014 was 7.68%, compared to 8.20% for the same period in the prior year, a decrease of 6.3%. For the six months ended June 30, annualized return on average assets was 0.81% in 2015, versus 0.89% in 2014.

Presented below are selected key ratios for the two periods:

	Six Months Ended June 30,
	2015	2014
Return on average assets (annualized)	0.81%	0.89%
Return on average equity (annualized)	7.68%	8.20%
Average equity to average assets	10.55%	10.91%
Non-interest income, excluding securities gains, as a percentage of average assets (annualized)	0.90%	0.90%
Non-interest expense as a percentage of average assets (annualized)	3.04%	2.92%

The discussion that follows explains changes in the components of net income when comparing the first six months of 2015 with the first six months of 2014.

Net Interest Income:

Net interest income was $7,385,000 for the first six months of 2015, as compared to $7,051,000 in the same period in 2014, an increase of $334,000, or 4.7%. Average earning assets increased by $13.9 million, or 3.3%, and the net interest margin on a fully tax equivalent basis increased by 4 basis points.

On average, loans outstanding increased by $17.4 million, or 6.3%. Interest on loans decreased $117,000, or 1.6%, in the first six months of 2015 as compared to the same period in 2014. An average weighted yield decrease of 39 basis points lowered interest income by approximately $542,000, while the higher volume of loans partially offset that decrease by $425,000.

Interest earned on investment securities increased $204,000 in the first six months of 2015 as compared to 2014, with average balances decreasing $0.6 million during the period. The overall pre-tax yield on the investment securities portfolio increased during the period by 30 basis points.

Average interest-bearing liabilities increased by $10.7 million, including an increase in average non-interest bearing deposits of $1.9 million. The cost of interest bearing liabilities decreased by 19 basis points as a result of the lower general rate environment and the shift in the mix of interest bearing liabilities.

Total average earning assets during the first six months of 2015 were $434.6 million, compared to $420.7 million during the first six months of 2014, yielding 3.89% in 2015 versus 3.98% in 2014. Funding costs for earning assets were 0.49% and 0.63% for the first six months of 2015 and 2014, respectively. Net interest margin on a fully tax-equivalent basis for the first six months of 2015 was 3.53%. For the same period in 2014, the fully-tax equivalent net interest margin was 3.49%.

AVERAGE BALANCE SHEETS AND NET INTEREST INCOME ANALYSIS

(Dollars in thousands)

	Six Months Ended June 30, 2015			Six Months Ended June 30, 2014			Increase (Decrease) Due To(6)
	Average Balance(1)	Interest	Yield/ Rate	Average Balance (1)	Interest	Yield/ Rate	Volume	Rate	Total
ASSETS
Interest earning assets:
Taxable loans(5)	$269,831	$6,752	5.00%	$254,815	$6,900	5.42%	$389	$(537)	$(148)
Tax-exempt loans	23,503	343	2.94	21,073	312	2.99	36	(5)	31
Total loans	293,334	7,095	4.84	275,888	7,212	5.23	425	(542)	(117)
Taxable investment securities	110,920	1,118	2.02	106,995	890	1.66	31	197	228
Tax-exempt investment securities	29,839	232	1.56	34,361	256	1.49	(35)	11	(24)
Total investment securities	140,759	1,350	1.92	141,356	1,146	1.62	(4)	208	204
Interest bearing deposits	475	1	0.42	2,498	2	0.16	(2)	1	(1)
Federal funds sold	31	—	0.05	917	1	0.22	(1)	—	(1)
Total interest earning assets	434,599	8,446	3.89	420,659	8,361	3.98	418	(333)	85
Other assets(7)	41,031			41,447
Total assets	$475,630			$462,106
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing liabilities:
Interest bearing demand deposits(2)	$96,635	74	0.15	$95,299	80	0.17	1	(7)	(6)
Savings deposits	70,750	35	0.10	65,012	32	0.10	3	—	3
Time deposits	133,533	785	1.19	151,402	1,117	1.49	(122)	(210)	(332)
Short-term and long term borrowings and other interest bearing liabilities	39,971	167	0.84	18,433	81	0.89	90	(4)	86
Total interest bearing liabilities	340,889	1,061	0.62	330,146	1,310	0.81	(28)	(221)	(249)
Non-interest bearing liabilities:
Demand deposits	79,456			77,558
Other	5,124			4,001
Stockholders' equity	50,161			50,401
Total liabilities and stockholders' equity	$475,630			$462,106
Net interest income and net interest rate spread		$7,385	3.27%		$7,051	3.17%	$446	$(112)	$334
Net interest margin on interest earning assets(3)			3.40%			3.35%
Net interest income and net interest margin-Tax equivalent basis(4)		$7,681	3.53%		$7,344	3.49%

(1)	Average balances were calculated using a daily average.
(2)	Includes interest-bearing demand and money market accounts.
(3)	Net margin on interest earning assets is net interest income divided by average interest earning assets.
(4)	Interest on obligations of states and municipalities is not subject to federal income tax. In order to make the net yield comparable on a fully taxable basis, a tax equivalent adjustment is applied against the tax-exempt income utilizing a federal tax rate of 34%.
(5)	Non-accruing loans are included in the above table until they are charged off.
(6)	The change in interest due to rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.
(7)	Includes gross unrealized gains (losses) on securities available for sale.

Provision for Loan Losses:

In the first six months of 2015, the provision for loan losses was $162,000, as compared to a provision of $137,000 in the first six months of 2014. Management regularly reviews the adequacy of the loan loss reserve and makes assessments as to specific loan impairment, historical charge-off expectations, general economic conditions in JVB’s market area, specific loan quality and other factors. See the earlier discussion in the Financial Condition section, explaining the information used to determine the provision.

Non-interest Income:

Non-interest income in the first six months of 2015 was $2,130,000, an increase of $40,000, or 1.9%, compared to $2,090,000 in the first six months of 2014. The increase was achieved despite several non-recurring income items present in the 2014 period which did not recur in the 2015 period. Most significantly impacting non-interest income in the first six months of 2014 was the gain of $165,000 in death benefits related to bank-owned life insurance. Additionally, trust fee income for the six months ended June 30, 2014 included $40,000 of non-recurring income from the collection of an account termination fee. Excluding these two non-recurring items, non-interest income in the first six months of 2015 exceeded the first six months of 2014 by $245,000, or 13.0%. Most significantly impacting recurring non-interest income in the six months ended June 30, 2015, when comparing to the six months ended June 30, 2014, were revenues from the aforementioned new checking account products. Fees for the new products were primarily responsible for the $195,000, or 34.9%, increase in customer service fees in the 2015 period as compared to the same period in the previous year.

During the first half of 2015, mortgage banking income and other fees derived from loan activity increased in the aggregate by $45,000, or 29.0% from the levels recorded in the first half of 2014 due to increased mortgage origination and title insurance activity.

As a percentage of average assets, annualized non-interest income, exclusive of net gains on the sale of securities, was 0.90% in the first six months of 2015 and 2014.

Non-interest Expense:

Total non-interest expense was $7,225,000 for the first six months of 2015, $488,000, or 7.2%, higher than in the first six months of 2014.

The increase was primarily due to increases in employee compensation and benefits and costs associated with merger and acquisition activities.

Compensation expense for the first six months of 2015 increased by $115,000 as compared to the first six months of 2014, due to a number of factors. Full-time equivalent employment increased as of June 30, 2015 as compared to June 30, 2014, and Juniata-wide annual salary adjustments occurred early in the second quarter of 2015.

Costs of employee benefits was $1,023,000 in the first six months of 2015 versus $766,000 in the first six months of 2014, representing an increase of $257,000, or 33.6%. The increase was primarily due to higher medical insurance expenses of $165,000 within Juniata’s self-funded plan and higher costs associated with the frozen defined benefit plan of $76,000.

Costs associated with merger and acquisition activities added $58,000 of non-interest expense to the first six months of 2015, with no such expenses recorded in the same period one year ago.

As a percentage of average assets, annualized non-interest expense was 3.04% for the six months ended June 30, 2015 as compared to 2.92% for the same six month period in 2014.

Provision for income taxes:

Income tax expense in the first six months of 2015 was $203,000 as compared to the $201,000 recorded in the first six months of 2014. Juniata qualifies for a federal tax credit for its low-income housing project investment, and the tax provisions for each period reflect the application of the tax credit. The tax credit recorded in the first six months of 2015 and 2014 was $287,000, offsetting $490,000 in regular tax expense in the 2015 period and $488,000 of regular tax expense in the 2014 period. For the first six months of 2015, the tax credit lowered the effective tax rate from 23.0% to 9.6% as compared to the same period in 2014, in which the tax credit lowered the effective tax rate from 21.6% to 8.9%.

Liquidity:

The objective of liquidity management is to ensure that sufficient funding is available, at a reasonable cost, to meet the ongoing operational cash needs of Juniata and to take advantage of income producing opportunities as they arise. While the desired level of liquidity will vary depending upon a variety of factors, it is the primary goal of Juniata to maintain a high level of liquidity in all economic environments. Principal sources of asset liquidity are provided by loans and securities maturing in one year or less, and other short-term investments, such as federal funds sold and cash and due from banks. Liability liquidity, which is more difficult to measure, can be met by attracting deposits and maintaining the core deposit base. Juniata is a member of the Federal Home Loan Bank of Pittsburgh for the purpose of providing short-term liquidity when other sources are unable to fill these needs. During the first six months of 2015, overnight borrowings from the Federal Home Loan Bank averaged $5,286,000. As of June 30, 2015, Juniata had short term borrowings and long-term debt with the Federal Home Loan Bank of $25,450,000 and $22,500,000, respectively, and had remaining unused borrowing capacity with the Federal Home Loan Bank of $101.6 million.

Funding derived from securities sold under agreements to repurchase (accounted for as collateralized financing transactions) is available through corporate cash management accounts for business customers. This product gives Juniata the ability to pay interest on corporate checking accounts.

In view of the sources previously mentioned, management believes that Juniata's liquidity is capable of providing the funds needed to meet operational cash needs.

On June 26, 2015, Juniata and FNBPA, entered into a merger agreement that provides for the combination of the two companies. Under the merger agreement, FNBPA will merge with and into Juniata, with Juniata remaining as the surviving entity, and the separate corporate existence of FNBPA will cease. First National Bank of Port Allegany (“Port Allegany”), a wholly-owned subsidiary of FNBPA, will merge with and into JVB, with JVB continuing as the surviving entity. The cash expenditure of the merger is estimated to be between $2,500,000 and $3,800,000 and will be funded by available cash. For further discussion on the merger, please see the Merger Agreement section of the Management’s Discussion and Analysis.

Off-Balance Sheet Arrangements:

Juniata’s consolidated financial statements do not reflect various off-balance sheet arrangements that are made in the normal course of business, which may involve some liquidity risk, credit risk, and interest rate risk. These commitments consist mainly of loans approved but not yet funded, unused lines of credit and outstanding letters of credit. These commitments were made using the same credit standards as are used for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment terms. Letters of credit are conditional commitments issued to guarantee the financial performance obligation of a customer to a third party. Unused commitments and letters of credit at June 30, 2015 were $40,046,000 and $12,569,000, respectively. Because these instruments have fixed maturity dates, and because many of them will expire without being drawn upon, they do not generally present any significant liquidity risk to Juniata. Management believes that any amounts actually drawn upon can be funded in the normal course of operations. Additionally, Juniata has committed to fund and sell qualifying residential mortgage loans to the Federal Home Loan Bank of Pittsburgh in the total amount of $15,000,000. As of June 30, 2015, $8,243,000 remains to be delivered on that commitment, of which none has been committed to borrowers. Juniata has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

Interest Rate Sensitivity:

Interest rate sensitivity management is overseen by the Asset/Liability Management Committee. This process involves the development and implementation of strategies to maximize net interest margin, while minimizing the earnings risk associated with changing interest rates. Traditional gap analysis identifies the maturity and re-pricing terms of all assets and liabilities. A simulation analysis is used to assess earnings and capital at risk from movements in interest rates. See Item 3 for a description of the complete simulation process and results.

Capital Adequacy:

Bank regulatory authorities in the United States issue risk-based capital standards. These capital standards relate a banking company’s capital to the risk profile of its assets and provide the basis by which all banking companies and banks are evaluated in terms of capital adequacy. Effective January 1, 2015, the risk-based capital rules were modified subject to a transition period for several aspects of the final rules, including the new minimum capital ratio requirements, the capital conservation buffer and the regulatory capital adjustments and deductions. The new framework is commonly called “BASEL III”. The final rules revised federal regulatory agencies’ risk-based and leverage capital requirements and their method for calculating risk-weighted assets to make them consistent with the Basel III framework. The final rules apply to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more, and top-tier savings and loan holding companies (“banking organizations”). Among other things, the rules established a new common equity tier 1 (CET1) minimum capital requirement (4.5% of risk-weighted assets) and a higher minimum tier 1 capital requirement (from 4.0% to 6.0% of risk-weighted assets), and assign higher risk weightings (150%) to exposures that are more than 90 days past due or are on nonaccrual status and certain commercial real estate facilities that finance the acquisition, development or construction of real property.

Basel III requires financial institutions to maintain: (a) a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7.0%); (b) a minimum ratio of tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum tier 1 capital ratio of 8.5% upon full implementation); (c) a minimum ratio of total (that is, tier 1 plus tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation); and (d) a minimum leverage ratio of 3.0%, calculated as the ratio of tier 1 capital balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter). In addition, the proposed rules also limit a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer”.

According to the new rules, CET1 is comprised of common stock plus related surplus, net of treasury stock and other contra-equity components, retained earnings and accumulated other comprehensive income. However, certain banking institutions, including JVB, were permitted to make a one-time election to opt out of the requirement to include most components of AOCI in CET1. This opt-out option was available only on March 31, 2015. JVB elected to opt-out. At June 30, 2015, JVB exceeded the regulatory requirements to be considered a “well capitalized” financial institution, under the new rules.

Merger Agreement:

On June 26, 2015, Juniata entered into an Agreement and Plan of Merger (the “merger agreement”) with FNBPA Bancorp, Inc. (“FNBPA”) pursuant to which Juniata will acquire all of the shares of FNBPA in a stock and cash transaction. Under the merger agreement, FNBPA shareholders may elect to receive, in exchange for each share of FNBPA common stock they own, either cash of $50.34 or 2.7813 shares of Juniata’s common stock, subject to election and allocation procedures designed to result in the aggregate cash merger consideration representing between 15% and 25% of the total merger consideration issued in the transaction. The transaction is valued at approximately $13.2 million.

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, FNBPA will merge with and into Juniata, with Juniata continuing as the surviving entity (the “merger”). Immediately following the consummation of the merger, Port Allegany, a national banking association and wholly-owned subsidiary of FNBPA, will merge with and into JVB, a Pennsylvania-state chartered bank and wholly-owned subsidiary of Juniata, with JVB continuing as the surviving entity. The merger agreement was approved by the Board of Directors of each of Juniata and FNBPA. FNBPA shareholders may seek appraisal rights as dissenting shareholders under Pennsylvania law.

The merger is subject to customary closing conditions enumerated in the merger agreement, including receipt of regulatory approvals and the approval of both Juniata’s and FNBPA’s shareholders. It is anticipated that the transaction will close by the end of 2015.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS – DECEMBER 31, 2014

FORWARD LOOKING STATEMENTS

The information contained in this Annual Report contains forward looking statements (as such term is defined in the Securities Exchange Act of 1934 and the regulations thereunder) including statements which are not historical facts or as to trends or management's intentions, plans, beliefs, expectations or opinions. Such forward looking statements are subject to risks and uncertainties and may be affected by various factors which may cause actual results to differ materially from those in the forward looking statements including, without limitation, the impact of adverse changes in the economy and real estate markets, including protracted periods of low-growth and sluggish loan demand; the effect of market interest rates, particularly a continuing period of low market interest rates, and relative balances of rate-sensitive assets to rate-sensitive liabilities, on net interest margin and net interest income; the effect of competition on rates of deposit and loan growth and net interest margin; increases in non-performing assets, which may result in increases in the allowance for credit losses, loan charge-offs and elevated collection and carrying costs related to such non-performing assets; other income growth, including the impact of regulatory changes which have reduced debit card interchange revenue; investment securities gains and losses, including other than temporary declines in the value of securities which may result in charges to earnings; the level of other expenses, including salaries and employee benefit expenses; the increasing time and expense associated with regulatory compliance and risk management; the uncertainty and lack of clear regulatory guidance associated with the delay in implementing many of the regulations mandated by the Dodd Frank Act; and capital and liquidity strategies, including the expected impact of the capital and liquidity requirements modified by the Basel III standards. Certain of these risks, uncertainties and other factors are discussed in this Annual Report or in Juniata’s Annual Report on Form 10-K for the year ended December 31, 2014, a copy of which may be obtained from Juniata upon request and without charge (except for the exhibits thereto).

OVERVIEW

This discussion concerns Juniata and its wholly owned subsidiary, JVB. The overview is intended to provide a context for the following Management’s Discussion and Analysis of Financial Condition and Results of Operations. Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements, including the notes thereto, included in this annual report. We have attempted to identify the most important matters on which our management focuses in evaluating our financial condition and operating performance and the short-term and long-term opportunities, challenges and risks (including material trends and uncertainties) which we face. We also discuss the actions we are taking to address these opportunities, challenges and risks. The Overview is not intended as a summary of, or a substitute for review of, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Nature of Operations

Juniata is a bank holding company that delivers financial services within its market, primarily central Pennsylvania. Juniata owns one bank, JVB, which provides retail and commercial banking services through 12 offices in Juniata, Mifflin, Perry, Huntingdon and Centre counties. Additionally, Juniata owns 39.16% of Liverpool Community Bank (“LCB”), carried as an unconsolidated subsidiary and accounted for under the equity method of accounting.

JVB provides a full range of consumer and commercial services. Consumer services include Internet, mobile and telephone banking, an automated teller machine network, personal checking accounts, interest checking accounts, savings accounts, insured money market accounts, debit cards, certificates of deposit, club accounts, secured and unsecured installment loans, construction and mortgage loans, safe deposit facilities, credit lines with overdraft checking protection, individual retirement accounts, health savings accounts, on-line bill payment and other on-line and mobile services. Commercial banking services include small and high-volume business checking accounts, on-line account management services, ACH origination, payroll direct deposit, commercial lines and letters of credit, commercial term and demand loans and repurchase agreements. JVB also provides a variety of trust, asset management and estate services. JVB offers annuities, mutual funds, stock and bond brokerage services and long-term care insurance products through an arrangement with a broker-dealer and insurance brokers. Management believes Juniata has a relatively stable deposit base with no major seasonal depositor or group of depositors. Most of Juniata’s commercial customers are small and mid-sized businesses in central Pennsylvania.

Economic and Industry-Wide Factors Relevant to Juniata

As a financial services organization, Juniata’s core business is most influenced by the movement of interest rates. Lending and investing is done daily, using funding from deposits and borrowings, resulting in net interest income, the most significant portion of operating results. Through the use of asset/liability management tools, Juniata continually evaluates the effects that possible changes in interest rates could have on operating results and balance sheet growth. Using this information, along with analysis of competitive factors, management designs and prices its products and services.

General economic conditions are relevant to Juniata’s business. In addition, economic factors impact customers’ needs for financing, thus affecting loan growth. Additionally, changes in the economy can directly impact the credit strength of existing and potential borrowers.

Focus of Management

The management of Juniata believes that it is important to know who and what we are in order to be successful. We must be aligned in our efforts to achieve goals. We’ve identified the four characteristics that define Juniata and the personnel that support it. We are Committed, Capable, Caring and Connected. Management seeks to be the preeminent financial institution in its market area and measures its success by five key elements.

Shareholder Satisfaction

Above all else, management is committed to maximizing the value of our shareholders’ investment, through both stock value appreciation and dividend returns. Remaining connected to our communities will allow us to identify the financial needs of our market and to deliver those products and services capably. In doing so, we will profitably grow the balance sheet and enhance core earnings, while maintaining capital and liquidity levels well exceeding all regulatory guidelines.

Customer Relationships

We are committed to maximizing customer satisfaction. We are sensitive to the expanding array of financial services and financial service providers available to our customers, both locally and globally. We are committed to fostering a complete customer relationship by helping clients identify their current and future financial needs and offering practical and affordable solutions to both. As our customers’ lifestyles change, the channels through which we deliver our services must change as well. One element of Juniata’s strategic plan is to provide connection through every means available, wherever we are needed, whether through a stand-alone branch, in-store boutique, ATM or via on-line and mobile banking anywhere internet or cell phone signals can be received.

Balance Sheet Growth

We are capable of profitable balance sheet growth. Rapid growth should not be a substitute for careful fiscal and strategic management. It is our goal to continue quality growth despite intense competition by paying careful attention to the needs of our customers. We will continue to maintain high credit standards, knowing that lending under the right circumstances is the proper way to maintain soundness and profitability. We believe we consistently pay fair market rates on all deposits, and have invested wisely and conservatively in compliance with self-imposed standards, minimizing risk of asset impairment. We aspire to increase our market share within the current communities that we serve, and to expand in contiguous areas through acquisition and investment. As part of our strategic plan for growth, we continue to actively seek opportunities for acquisitions of branches or stakes in other financial institutions, similar to those that have occurred in prior years.

Operating Results

We are capable of producing profitability ratios that exceed those of many of our peers. Recognizing that net interest margins have narrowed for banks in general and that they may not return to the ranges experienced in the past, we also focus on the importance of providing fee-generating services in which customers find value. Offering a broad array of services prevents us from becoming too reliant on one form of revenue. It has also been our philosophy to spend conservatively and to implement operating efficiencies where possible to keep non-interest expense from escalating in areas that can be controlled. In 2014, we continued to make advances in technological resources, placing data and information in the hands of our customers and employees, committed to optimizing the customer experience.

Connection to the Community

We are active corporate citizens of the communities we serve. Although the world of banking has transitioned to global availability through electronics, we believe that our community banking philosophy is still valid. Despite technological advances, banking is still a personal business, particularly in the rural areas we serve. We believe that our customers shop for services and value a relationship with an institution involved in the same community, with the same interests in its prosperity. We have a foundation and a history in each of the communities we serve. Management takes an active role in local business and industry development organizations to help attract and retain commerce in our market area. We provide businesses, large and small, with financial tools and financing needed to grow and prosper. We have always been committed to responsible lending practices. We invest locally by including local municipal bonds in our investment portfolio and participating in funding for such projects as low income and elderly housing. We support charitable programs that benefit the local communities, not only with monetary contributions, but also through the personal involvement of our caring employees.

Juniata’s Opportunities

Soundness and stability

Our financial condition is strong. We enjoy strong capital and liquidity ratios that significantly exceed regulatory guidelines. Our business model includes a plan for growth without sacrificing profitability or integrity. We believe an opportunity exists for banks such as ours to offer the trusted, personal service of a locally managed institution that has roots in the community reaching back more than 140 years.

Expansion of customer base

Our strategic focus is based on leveraging our collective knowledge of Juniata’s primary and contiguous markets to identify lending or fee-based opportunities consistent with our risk parameters and profitability targets. We continue to develop our sales team through mentoring and by making employee education paramount. We continually seek and implement back-room efficiencies. We recognize changes taking place in a world where convenience and mobility are priorities for consumers and businesses when choosing a financial institution with whom to do business. We offer full-featured secure mobile banking that now includes remote check deposit for use on home computers and all mobile devices for consumers. For businesses, we provide options for cash management and remote deposit. In 2014, we further expanded our marketing and advertising channels to increase awareness of our Bank’s services. We launched a new consumer checking account lineup that includes identity protection services for families. We believe this product to be a true value-added service, with features that go far beyond traditional banking services, and sets us apart from other financial institutions in our market area.

Delivery system enhancements

We seek to continually enhance our customer delivery system, both through technology and physical facilities. We actively seek opportunities to expand our branch network through acquisitions. We believe that it is imperative that our customers have convenient and easy access to personal financial services that complement their particular lifestyle, whether it is through electronic or personal delivery. It is with this goal in mind that we announced our entrance into the mobile banking arena in 2011 and followed up with an on-line mortgage application product beginning in 2012. In 2013, remote deposit capabilities were enhanced for our business clients. In 2014, our ATMs were all upgraded to state-of-the-art machines, designed to appeal to both traditional customers and those that prefer electronic efficiencies. In addition to offering on-line and mobile services, our sales staff has also become more mobile, reaching out to clients and potential clients through on-site visits, connecting more closely with the business and personal financial needs of our customer base. Also in 2014, consumer mobile deposit capabilities were introduced to our mobile app users. In 2015, we are planning a complete website re-design, formulated to increase ease of navigation and provide for on-line loan applications. In 2015 we will also be launching our Customer Resource Center. Through the Center, our customers will receive personal service by highly trained staff for all their financial needs. Through this Group, lending decisions for all personal loans will be made effectively and efficiently with streamlined functionality.

Juniata’s Challenges

Net interest margin compression

Low market interest rates have pressured the net interest margin for most banks, including Juniata’s, in recent years. Interest-earning assets, such as loans and investments, have been originated, acquired or repriced at lower rates, reducing the average rate earned on those assets. While the average rate paid on interest-bearing liabilities, such as deposits and borrowings, has also declined, the decline has not always occurred at the same pace as the decline in the average rate earned on interest-earning assets, resulting in a narrowing of the net interest margin. We believe that this will continue to occur until general market rates rise.

Competition

Each year, competition becomes more intense and global in nature. To meet this challenge, we attempt to stay in close contact with our customers, monitoring their satisfaction with our services through surveys, personal visits and networking in the communities we serve. We strive to meet or exceed our customers’ expectations and deliver consistent high-quality service. We believe that our customers have become acutely aware of the value of local service, and we strive to maintain their confidence.

Rate environment

We intend to continue making what we believe to be rational pricing decisions for loans, deposits and non-deposit products. This strategy can be difficult to maintain, as many of our peers appear to continue pricing for growth, rather than long-term profitability and stability. We believe that a strategy of “growth for the sake of growth” results in lower profitability, and such actions by large groups of banks have had an adverse impact on the entire financial services industry. We intend to maintain our core pricing principles, which we believe protect and preserve our future as a sound community financial services provider, proven by results.

Regulated Company

Juniata is subject to banking regulation, as well as regulation by the Securities and Exchange Commission (“SEC”) and, as such, must comply with many laws, including the USA Patriot Act, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Management has established a Disclosure Committee for Financial Reporting, an internal group at Juniata that seeks to ensure that current and potential investors in Juniata receive full and complete information concerning our financial condition. Juniata has incurred direct and indirect costs associated with compliance with the SEC’s filing and reporting requirements imposed on public companies by the Sarbanes-Oxley Act, as well as adherence to new and existing banking regulations and stronger corporate governance requirements. Regulatory burdens continue to increase as evidenced by the provisions in the Dodd-Frank Act that impact Juniata in the areas of corporate governance, capital requirements and restrictions on fees that may be charged to consumers.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Juniata’s consolidated financial statements are prepared based upon the application of accounting principles generally accepted in the United States of America (“GAAP”), the most significant of which are described in Note 2 to our consolidated financial statements — Summary of Significant Accounting Policies. Certain of these policies, particularly with respect to allowance for loan losses and the investment portfolio, require numerous estimates and economic assumptions, based upon information available as of the date of the consolidated financial statements. As such, over time, they may prove inaccurate or vary and may significantly affect Juniata’s reported results and financial position in future periods.

The accounting policy for establishing the allowance for loan losses relies to a greater extent on the use of estimates than other areas and, as such, has a greater possibility of producing results that could be different from those currently reported. Changes in underlying factors, assumptions or estimates in the allowance for loan losses could have a material impact on Juniata’s future financial condition and results of operations. The section of this Annual Report to Shareholders entitled “Allowance for Loan Losses” provides management’s analysis of Juniata’s allowance for loan losses and related provision expense. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management’s determination of the adequacy of the allowance for loan losses is based upon an evaluation of individual credits in the loan portfolio, historical loan loss experience, current economic conditions and other relevant factors. This determination is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

In addition, regulatory agencies, as an integral part of their examination process, periodically review Juniata’s allowance for loan losses and may require Juniata to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination, which may not be currently available to management.

Considerations used by management to determine other-than-temporary impairment status of individual holdings within the investment securities portfolio are based partially upon estimations of fair value and potential for recovery. As market conditions and perception can unpredictably affect the value of individual investments in the future, these determinations could have a material impact on Juniata’s future financial condition and results of operations.

RESULTS OF OPERATIONS

2014
Financial Performance Overview

Net income for Juniata in 2014 was $4,216,000, representing a 5.4% increase as compared to net income for 2013. Earnings per share on a fully diluted basis increased by 6.3%, from $0.95 in 2013 to $1.01, in 2014. The net interest margin, on a fully tax-equivalent basis, decreased from 3.53% in 2013 to 3.48% in 2014. The ratio of non-interest income (excluding gains on sales of securities) to average assets decreased by 2 basis points, while the ratio of non-interest expense to average assets decreased by 4 basis points to 2.88%. Five-year historical ratios are presented below.

	2014	2013	2012	2011	2010
Return on average assets	0.90%	0.89%	0.80%	1.05%	1.12%
Return on average equity	8.31	8.07	7.33	9.29	9.70
Yield on earning assets	3.94	4.09	4.39	4.91	5.42
Cost to fund earning assets	0.60	0.71	0.88	1.13	1.38
Net interest margin (fully tax equivalent)	3.48	3.53	3.68	3.97	4.24
Non-interest income (excluding gains on sales or calls of securities and securities impairment charges) to average assets	0.92	0.94	1.01	0.88	0.88
Non-interest expense to average assets	2.88	2.92	2.88	2.86	2.98
Net non-interest expense to average assets	1.96	1.98	1.87	1.98	2.10

As demonstrated above, there were improvements in both the Return on Average Asset and Return on Average Equity ratios in 2014 as compared to 2013, in spite of continued narrowing of the net interest margin. Much of the increase in 2014 can be attributed to increased net interest income, in spite of a lower net interest margin. The sustained low interest rate environment has resulted in generally lower margins for many banking organizations.

Juniata strives to attain consistently high earnings levels each year by protecting the core (repeatable) earnings base through conservative growth strategies that minimize stockholder and balance-sheet risk, while serving its rural Pennsylvania customer base. This approach has helped achieve solid performances year after year. Juniata considers the return on assets (“ROA”) ratio to be a key indicator of its success and constantly scrutinizes the broad categories of the income statement that impact this profitability indicator. Summarized below are the components of net income (in thousands of dollars) and the contribution of each to ROA for 2014 and 2013.

	2014		2013
		% of Average Assets		% of Average Assets
Net interest income	$14,334	3.05%	$13,834	3.07%
Provision for loan losses	(357)	(0.08)	(415)	(0.09)
Customer service fees	1,278	0.27	1,290	0.29
Debit card fee income	847	0.18	822	0.18
BOLI	391	0.08	416	0.09
Trust fees	438	0.09	355	0.08
Commissions from sales of non-deposit products	352	0.07	375	0.08
Income from unconsolidated subsidiary	236	0.05	237	0.05
Security gains (losses)	9	0.00	(2)	(0.00)
Mortgage banking income	214	0.05	338	0.08
Other noninterest income	569	0.12	402	0.09
Total noninterest income	4,334	0.92	4,233	0.94
Employee expense	(7,320)	(1.56)	(7,028)	(1.56)
Occupancy and equipment	(1,463)	(0.31)	(1,433)	(0.32)
Data processing expense	(1,545)	(0.33)	(1,450)	(0.32)
Director compensation	(205)	(0.04)	(223)	(0.05)
Professional fees	(396)	(0.08)	(388)	(0.09)
Taxes, other than income	(340)	(0.07)	(483)	(0.11)
FDIC insurance premiums	(310)	(0.07)	(331)	(0.07)
(Loss) gain on sales of other real estate owned	(22)	(0.00)	39	0.01
Intangible amortization	(45)	(0.01)	(45)	(0.01)
Amortization of investment in partnership	(479)	(0.10)	(448)	(0.10)
Other noninterest expense	(1,445)	(0.31)	(1,356)	(0.30)
Total noninterest expense	(13,570)	(2.88)	(13,146)	(2.92)
Income tax expense	(525)	(0.11)	(505)	(0.11)
Net income	$4,216	0.90%	$4,001	0.89%
Average assets	$470,660		$450,031

Net Interest Income

Net interest income is the amount by which interest income on earning assets exceeds interest expense on interest bearing liabilities. Net interest income is the most significant component of revenue, comprising approximately 77% of total revenues (the total of net interest income and non-interest income, exclusive of security gains) for 2014. Interest spread measures the absolute difference between average rates earned and average rates paid. Because some interest earning assets are tax-exempt, an adjustment is made for analytical purposes to place all assets on a fully tax-equivalent basis. Net interest margin is the percentage of net return on average earning assets on a fully tax-equivalent basis and provides a measure of comparability of a financial institution’s performance.

Both net interest income and net interest margin are impacted by interest rate changes, changes in the relationships between various rates and changes in the composition of the average balance sheet. Additionally, product pricing, product mix and customer preferences dictate the composition of the balance sheet and the resulting net interest income. Table 1 shows average asset and liability balances, average interest rates and interest income and expense for the years 2014, 2013 and 2012. Table 2 further shows changes attributable to the volume and rate components of net interest income.

Table 1
AVERAGE BALANCE SHEETS AND NET INTEREST INCOME ANALYSIS
(Dollars in thousands)

	Years Ended December 31,
	2014			2013			2012
	Average Balance(1)	Interest	Yield/ Rate	Average Balance(1)	Interest	Yield/ Rate	Average Balance(1)	Interest	Yield/ Rate
ASSETS
Interest earning assets:
Loans:
Taxable(5)	$260,613	$13,840	5.31%	$258,116	$14,310	5.54%	$263,174	$15,439	5.87%
Tax-exempt	20,995	625	2.98	18,621	558	3.00	19,108	653	3.42
Total loans(8)	281,608	14,465	5.14	276,737	14,868	5.37	282,282	16,092	5.70
Investment securities:
Taxable	111,649	1,950	1.75	91,972	1,267	1.38	88,482	1,311	1.48
Tax-exempt	34,203	513	1.50	37,210	583	1.57	36,429	738	2.03
Total investment securities	145,852	2,463	1.69	129,182	1,850	1.43	124,911	2,049	1.64
Interest bearing deposits	1,368	3	0.23	2,834	16	0.56	6,707	29	0.43
Federal funds sold	455	1	0.22	—	—	0.00	75	—	0.13
Total interest earning assets	429,283	16,932	3.94	408,753	16,734	4.09	413,975	18,170	4.39
Non-interest earning assets:
Cash and due from banks	7,618			8,557			8,813
Allowance for loan losses	(2,313)			(2,679)			(3,533)
Premises and equipment	6,314			6,305			6,555
Other assets(7)	29,758			29,095			28,247
Total assets	$470,660			$450,031			$454,057
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing liabilities:
Demand deposits(2)	$97,920	163	0.17	$94,338	160	0.17	$96,599	209	0.22
Savings deposits	65,275	65	0.10	59,926	69	0.12	56,263	135	0.24
Time deposits	147,745	2,128	1.44	161,677	2,642	1.63	174,844	3,277	1.87
Other, including short and long-term borrowings, and other interest bearing liabilities	27,589	242	0.88	8,848	29	0.33	5,330	27	0.51
Total interest bearing liabilities	338,529	2,598	0.77	324,789	2,900	0.89	333,036	3,648	1.10
Non-interest bearing liabilities:
Demand deposits	77,399			71,006			65,224
Other	4,028			4,665			6,031
Stockholders' equity	50,704			49,571			49,766
Total liabilities and stockholders' equity	$470,660			$450,031			$454,057
Net interest income		$14,334			$13,834			$14,522
Net margin on interest earning assets(3)			3.34%			3.38%			3.51%
Net interest income and margin – Tax equivalent basis(4)		$14,920	3.48%		$14,422	3.53%		$15,239	3.68%

Notes:

(1)	Average balances were calculated using a daily average.
(2)	Includes interest-bearing demand and money market accounts.
(3)	Net margin on interest earning assets is net interest income divided by average interest earning assets.
(4)	Interest on obligations of states and municipalities is not subject to federal income tax. In order to make the net yield comparable on a fully taxable basis, a tax equivalent adjustment is applied against the tax-exempt income utilizing a federal tax rate of 34%.

Table 2
RATE – VOLUME ANALYSIS OF NET INTEREST INCOME
(Dollars in thousands)

	2014 Compared to 2013 Increase (Decrease) Due To(6)			2013 Compared to 2012 Increase (Decrease) Due To(6)
	Volume	Rate	Total	Volume	Rate	Total
ASSETS
Interest earning assets:
Loans:
Taxable(5)	$137	$(607)	$(470)	$(293)	$(836)	$(1,129)
Tax-exempt	71	(4)	67	(16)	(79)	(95)
Total loans(8)	208	(611)	(403)	(309)	(915)	(1,224)
Investment securities:
Taxable	303	380	683	50	(94)	(44)
Tax-exempt	(46)	(24)	(70)	16	(171)	(155)
Total investment securities	257	356	613	66	(265)	(199)
Interest bearing deposits	(6)	(7)	(13)	(20)	7	(13)
Federal funds sold	1	—	1	—	—	—
Total interest earning assets	460	(262)	198	(263)	(1,173)	(1,436)
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing liabilities:
Demand deposits(2)	6	(3)	3	(5)	(44)	(49)
Savings deposits	6	(10)	(4)	8	(74)	(66)
Time deposits	(216)	(298)	(514)	(235)	(400)	(635)
Other, including short-term borrowings, and other interest bearing liabilities	119	94	213	14	(12)	2
Total interest bearing liabilities	(85)	(217)	(302)	(218)	(530)	(748)
Net interest income	$545	$(45)	$500	$(45)	$(643)	$(688)
(5)	Non-accruing loans are included in the above table until they are charged off.
(6)	The change in interest due to rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.
(7)	Includes net unrealized (losses) gains on securities available for sale: $(38) in 2014, $86 in 2013 and $1,389 in 2012.
(8)	Interest income includes loan fees of $153, $185 and $167, in 2014, 2013 and 2012, respectively.

On average, total loans outstanding in 2014 increased from 2013 by 1.8%, to $281,608,000. Average yields on loans decreased by 23 basis points in 2014 when compared to 2013. As shown in the preceding Rate – Volume Analysis of Net Interest Income Table 2, the decrease in yield reduced interest income on loans by approximately $611,000, while the increase in volume increased interest income by $208,000, resulting in an aggregate decrease in interest recorded on loans of $403,000. While the prime rate has remained unchanged at 3.25% since December of 2008, most adjustable rate mortgages scheduled to reprice during 2014 that had not already reached a floor did so at rates below their previous rates, effectively decreasing the overall yield to JVB. Additionally, in 2014, with fixed rates offered through the secondary market, it was favorable for some customers with adjustable rate loans to refinance through that program, decreasing both volume and yield in the loan portfolio. Likewise, new and refinanced portfolio loans were priced at lower rates than maturing loans during 2014, also contributing to the decrease in overall yield.

During 2014, the investment portfolio was restructured and increased. A portion of cash available from maturities, sales and repayments of investment securities, along with long-term debt, was used to invest in government sponsored agency mortgage backed securities with relatively short weighted average lives and similar risk characteristics to the former portfolio. Average balances of investment securities increased by $16,670,000, and this volume increase accounted for a $257,000 increase in interest income as compared to 2013. The improvement in the overall yield of the investment portfolio between 2013 and 2014 further increased net interest income by $356,000.

In total, yield on earning assets in 2014 was 3.94% as compared to 4.09% in 2013, a decrease of 15 basis points. On a fully tax equivalent basis, yield on earning assets decreased from 4.24% in 2013 to 4.08% in 2014.

Average interest bearing liabilities increased by $13,740,000 in 2014, as compared to 2013. Within the categories of interest bearing liabilities, deposits decreased on average by $5,001,000, and borrowings increased by $18,741,000 on average, in order to fund the increase in earning assets. During 2014, the most significant change in interest bearing deposits was in time deposit balances, which decreased on average by $13,932,000, while interest-bearing demand and savings accounts increased on average by $8,931,000. This shift continued a trend that has been occurring for several years. Management believes this trend reflects the consumers’ response to historical low interest rates. In 2014, time deposits accounted for 47.5% of total interest-bearing deposits. One and two years prior, time deposits represented 51.2% and 53.4%, respectively, of all interest-bearing deposits. Changes in total interest-bearing liabilities reduced interest expense by $85,000 in 2014 as compared to 2013, while decreases in interest rates further reduced interest expense by $217,000. Non-interest bearing liabilities used to fund earning assets included demand deposits, which increased $6,393,000 on average. The percentage of interest earning assets funded by non-interest bearing liabilities was approximately 21.1% in 2014 versus 20.5% in 2013. The total cost to fund earning assets (computed by dividing the total interest expense by the total average earning assets) in 2014 was 0.60%, as compared to 0.71% in 2013.

Net interest income was $14,334,000 for 2014, an increase of $500,000 when compared to 2013. Increases in volumes contributed $545,000 toward the improved net interest income, partially offset by a $45,000 reduction of net interest income due to rate changes.

Provision for Loan Losses

Juniata’s provision for loan losses is determined as a result of an analysis of the adequacy level of the allowance for loan losses. In order to closely reflect the potential losses within the current loan portfolio based upon current information known, Juniata carries no unallocated allowance. Using the process of analysis described in “Application of Critical Accounting Policies” earlier in this discussion, Juniata determined that a provision of $357,000 was appropriate for 2014, a decrease of $58,000 when compared to 2013 when the total loan loss provision was $415,000. The lower provision in 2014 primarily resulted from an analysis of the values of collateral securing certain impaired loans, which improved during 2014 with the reduction of impaired loans. Additionally, in 2014, the provision exceeded net charge-offs by $93,000. Discussion included in the Loans and Allowance for Loan Losses in the section below titled “Financial Condition” explains the information and analysis used to arrive at the provision for 2014.

Non-interest Income

Juniata remains committed to providing comprehensive services and products to meet the current and future financial needs of our customers. We believe that our responsiveness to customers’ needs surpasses that of our competitors, and we measure our success by the customer acceptance of fee-based services. We continually explore avenues to enhance product offerings in areas beneficial to customers. We offer a variety of options for financing to home-buyers that includes a secondary market lending program, providing significant fee income. We continue to add new features and services for our electronic banking clientele. In 2014, we made fraud protection services available to all consumer depositors. We provide alternative investment opportunities through an arrangement with a broker dealer, and integrate the delivery of non-traditional products with our Trust and Wealth Management Division. This arrangement enables us to meet the investment needs of a varied customer base and to better identify our clients’ needs for traditional trust services.

Fee-generated non-interest revenues consist of customer service fees derived from deposit accounts, trust relationships and sales of non-deposit products. In 2014, revenues from these services totaled $2,068,000, representing an increase of $48,000, or 2.4%, from 2013 revenues, primarily due to increases in fees earned from trust services. Total fees for trust services increased by $83,000, or 23.4%, due primarily to fees earned from the final settlement of trust accounts. Fees from estate settlements decreased by $7,000 in 2014 as compared to 2013, and non-estate fees increased by $90,000. Variance in fees from estate settlements occurs because estate settlements occur sporadically and are not necessarily consistent year to year. Non-estate fees are repeatable revenues that generally increase and decrease in relation to movements in interest rates as market values of trust assets under management increase or decrease and as new relationships are established. Commissions from sales of non-deposit products decreased in 2014, by $23,000 as a result of fewer sales.

Fees and income derived from the origination, sale and servicing of residential mortgage loans (mortgage banking income) was $214,000 in 2014, a decrease of $124,000, or 36.7%, compared to 2013, when refinancing activities occurred. Other non-interest-related fees derived from loan activity increased by $37,000 when comparing 2014 to 2013. A gain of $165,000 was recorded in 2014 as a result of a life insurance claim. No such activity occurred in 2013.

Juniata owns 39.16% of the stock of Liverpool Community Bank (“LCB”) and accounts for its ownership through the equity method. As such, 39.16% of the income of LCB is recorded by Juniata as non-interest income. As a result of this investment, $236,000 was recorded as income in 2014, compared to $237,000 in 2013. Earnings on bank-owned life insurance and annuities decreased in 2014 by $25,000, or 6.0%, when compared to the previous year, because investment in BOLI was lower and crediting rates were reduced.

As a percentage of average assets, non-interest income (excluding securities gains and losses) was 0.92% in 2014 as compared to 0.94% in 2013.

Non-interest Expense

Management strives to control non-interest expense where possible in order to achieve maximum operating results.

In 2014, total non-interest expense increased by $424,000, or 3.2%, when compared to 2013. The primary driver in the change in non-interest expense was attributable to the cost of employee compensation. Compensation expense for 2014 increased by $463,000 as compared to 2013, due to a number of factors, including an increase in full-time equivalent employment, higher commissions paid for sales of non-deposit products, and higher levels of accruals for employee incentive bonus, pursuant to Juniata’s Employee Annual Incentive Plan. Costs of employee benefits was $171,000 lower in 2014 than in 2013. Offsetting the increase in payroll taxes, resulting from higher employee compensation costs, were lower medical insurance expenses within Juniata’s self-funded plan and lower cost of accounting for the frozen defined benefit plan. On December 31, 2012, Juniata froze its defined benefit plan to future service accruals while at the same time significantly enhancing the defined contribution plan employer match for its employees.

Data processing expense increased by $95,000 in 2014 as compared to 2013, as new electronic delivery services were initiated for the benefit of consumer and business customers. Expense for taxes, other than income taxes, declined by $143,000 when comparing 2014 to 2013 as a result of a change in the computation of Pennsylvania Bank Shares Tax.

Amortization expense associated with JVB’s investment in a low-income housing project, which first became applicable during the second quarter of 2013, was more than offset by the recording of the benefit of the tax credit from the project in both 2014 and 2013. Amortization was $479,000 in 2014 and $448,000 in 2013. Amortization is scheduled to continue through 2023 at similar amounts.

Small variances in occupancy, equipment, director compensation, professional fees and FDIC insurance essentially offset each other, while sales of properties carried as other real estate owned generated net losses of $22,000 in 2014, as compared to net gains of $39,000 for 2013.

As a percentage of average assets, non-interest expense was 2.88% in 2014 as compared to 2.92% in 2013.

Income Taxes

Income tax expense for 2014 amounted to $525,000 versus $505,000 in 2013. Both periods included the effect of a tax credit in the amounts of $575,000 and $556,000, respectively. The tax credit was available to Juniata as a result of an equity investment in a low income housing project. The effective tax rate in 2014 was 11.1% versus 11.2% in 2013. See Note 15 of Notes to Consolidated Financial Statements for further information on income taxes.

Net Income

For comparative purposes, the following table sets forth earnings, in thousands of dollars, and selected earnings ratios for the past three years.

	2014	2013	2012
Net Income	$4,216	$4,001	$3,648
Return on average assets	0.90%	0.89%	0.80%
Return on average equity	8.31%	8.07%	7.33%

Outlook for 2015

Since December of 2008, the national prime rate has remained at 3.25% and the federal funds rate has remained at a historically low level. This recent period remains the longest period of unchanged rates in recent history. We expect, and are prepared for, the interest rate environment to remain relatively unchanged again throughout 2015. However, because experience also tells us that rate movement can occur quickly and significantly, we are managing our interest sensitive assets and liabilities with an understanding of the rate risk involved with rapidly rising rates. We enter 2015 with non-performing loans at the lowest level since 2010 and expect to see further reductions by year-end as problem credits are resolved. Our net interest margin remains a primary component of profitability; however, we continue to focus on opportunities for fee services, including an attempt to regain income lost to consumer regulation that lessens our ability to charge for consumer overdrafts, in order to augment revenues. We will maintain the conservative lending and investing philosophies and responsible deposit pricing that have resulted in our healthy net interest margin and solid balance sheet.

Also necessary to our success is the satisfaction level of our customers and employees. In recent years, we have introduced many new avenues of service delivery through technology, and continue to evaluate new technology. In 2014, we replaced our ATM network with new state-of-the art machines, designed with high-level functionality. In 2015, we added consumer remote deposit as a feature on our mobile banking app, enabling quick and easy deposit of checks, and will be following soon with the ability for our small business owners to do the same.

Increasing our customer base and connection with those customers is a priority. In 2014, we expanded our marketing efforts through various campaigns. We believe that it is imperative that our customers have convenient and easy access to personal financial services that complement their changing lifestyles, whether through electronic or personal delivery. Convenience and mobility remain priorities for a large segment of the population in deciding with whom one will do business, and thus we have made it our priority to provide such convenience.

In recent years, attempts to defraud consumers have continued to grow. For several years we have had mechanisms in place to detect and thwart fraud attempts against our customers before monetary loss. We believe our customers value the service. In 2014 we went beyond fraud detection on singular deposit accounts and now provide the opportunity for full ID protection for families of our depositors. This service accompanies a complete new line-up of accounts, designed to support the lifestyles and needs of our clientele. While over 80% of our consumer account holders are taking advantage of this service, we plan to market more broadly its features and benefits to further increase deposit market share.

Additionally, in 2015, our business development plan continues to expand and reward more horizontal integration, extending the opportunities for cross selling across departmental lines. We strive to be the financial services provider of choice to those within our market area.

Management is aware of the challenges facing us in the coming year. We are positioned to reward our stockholders with a good return on their investment in Juniata while maintaining strong capital and liquidity levels, and we intend to remain in that position. The confidence of our stockholders and the trust of our community are vital to our ongoing success.

2013
Financial Performance Overview

Net income for Juniata in 2013 was $4,001,000, representing a 9.7% increase as compared to net income for 2012. Earnings per share on a fully diluted basis increased by 10.5%, from $0.86 in 2012 to $0.95 in 2013. The net interest margin, on a fully tax-equivalent basis, decreased from 3.68% in 2012 to 3.53%, in 2013. The ratio of non-interest income (excluding gains on sales of securities) to average assets decreased by 7 basis points, while the ratio of non-interest expense to average assets increased by 4 basis points to 2.92%.

Summarized below are the components of net income (in thousands of dollars) and the contribution of each to ROA for 2013 and 2012.

	2013		2012
		% of Average Assets		% of Average Assets
Net interest income	$13,834	3.07%	$14,522	3.20%
Provision for loan losses	(415)	(0.09)	(1,411)	(0.31)
Customer service fees	1,290	0.29	1,282	0.28
Debit card fee income	822	0.18	809	0.18
BOLI	416	0.09	450	0.10
Trust fees	355	0.08	379	0.08
Commissions from sales of non-deposit products	375	0.08	353	0.08
Income from unconsolidated subsidiary	237	0.05	249	0.05
Security (losses) gains	(2)	(0.00)	2	0.00
Mortgage banking income	338	0.08	567	0.12
Other noninterest income	402	0.09	501	0.11
Total noninterest income	4,233	0.94	4,592	1.01
Employee expense	(7,028)	(1.56)	(7,286)	(1.60)
Occupancy and equipment	(1,433)	(0.32)	(1,439)	(0.32)
Data processing expense	(1,450)	(0.32)	(1,440)	(0.32)
Director compensation	(223)	(0.05)	(234)	(0.05)
Professional fees	(388)	(0.09)	(362)	(0.08)
Taxes, other than income	(483)	(0.11)	(438)	(0.10)
FDIC insurance premiums	(331)	(0.07)	(327)	(0.07)
Gain (Loss) on sales of other real estate owned	39	0.01	(34)	(0.01)
Intangible amortization	(45)	(0.01)	(45)	(0.01)
Amortization of investment in partnership	(448)	(0.10)	—	0.00
Other noninterest expense	(1,356)	(0.30)	(1,472)	(0.32)
Total noninterest expense	(13,146)	(2.92)	(13,077)	(2.88)
Income tax expense	(505)	(0.11)	(978)	(0.22)
Net income	$4,001	0.89%	$3,648	0.80%
Average assets	$450,031		$454,057

Net Interest Income

On average, total loans outstanding in 2013 decreased from 2012 by 2.0%, to $276,737,000. Average yields on loans decreased by 33 basis points in 2013 when compared to 2012. As shown in the preceding Rate — Volume Analysis of Net Interest Income Table 2, the decrease in yield reduced interest income on loans by approximately $915,000, and the decrease in volume further reduced interest income by $309,000, resulting in an aggregate decrease in interest recorded on loans of $1,224,000. While the prime rate remained unchanged at 3.25% since December of 2008, most adjustable rate mortgages scheduled to reprice during 2013 that had not already reached a floor did so at rates below their previous rates, effectively decreasing the overall yield to JVB. Additionally, in 2013, with fixed rates offered through the secondary market, it was favorable for some customers with adjustable rate loans to refinance through that program, decreasing both volume and yield in the loan portfolio. Likewise, new and refinanced portfolio loans were priced at lower rates during 2013, also contributing to the decrease in overall yield.

During 2013, 33% of the investment portfolio, or $38,973,000, matured or was prepaid. All proceeds from these events and other funds available through loan repayments, totaling $45,446,000, were reinvested in the investment portfolio in the lower rate environment, resulting in the decrease in overall yield of the investment securities by 21 basis points. Yields on the investment securities portfolio decreased to 1.43% in 2013, as compared to 1.64% in 2012. Yield declines decreased net interest income by $265,000 when compared to 2012. Average balances of investment securities increased by $4,271,000, and this volume increase accounted for a $66,000 increase in interest income as compared to 2012.

In total, yield on earning assets in 2013 was 4.09% as compared to 4.39% in 2012, a decrease of 30 basis points. On a fully tax equivalent basis, yield on earning assets decreased from 4.56% in 2012 to 4.24% in 2013.

Average interest bearing liabilities decreased by $8,247,000 in 2013, as compared to 2012. Within the categories of interest bearing liabilities, deposits decreased on average by $11,765,000, and borrowings increased by $3,518,000 on average. During 2013, the most significant change in interest bearing deposits was in time deposit balances, which decreased on average by $13,167,000, while interest-bearing demand and savings accounts increased on average by $1,402,000. This shift continued a trend that has been occurring for several years. Management believes this trend reflects the consumers’ response to historical low interest rates. In 2013, time deposits accounted for 51.1% of total interest-bearing deposits. One and two years prior, time deposits represented 53.4% and 63.5%, respectively, of all interest-bearing deposits. Changes in total interest-bearing liabilities reduced interest expense by $218,000 in 2013 as compared to 2012, while decreases in interest rates further reduced interest expense by $530,000. Non-interest bearing liabilities used to fund earning assets included demand deposits, which increased $5,782,000 on average. The percentage of interest earning assets funded by non-interest bearing liabilities was approximately 20.5% in 2013 versus 19.6% in 2012. The total cost to fund earning assets (computed by dividing the total interest expense by the total average earning assets) in 2013 was 0.71%, as compared to 0.88% in 2012.

Net interest income was $13,834,000 for 2013, a decrease of $688,000 when compared to 2012, with $643,000 due to net rate decreases and $45,000 attributed to net volume decreases.

Provision for Loan Losses

Management performed an analysis following the process described in “Application of Critical Accounting Policies” earlier in this discussion, and determined that a provision of $415,000 was appropriate for 2013, a decrease of $996,000 when compared to 2012 when the total loan loss provision was $1,411,000. The higher provision in 2012 was primarily the result of analysis of the values of collateral securing certain impaired loans. In 2013, net charge-offs exceeded the provision by $994,000, due primarily to specific loss confirming events related to one loan in which a $1,026,000 charge-off was taken in 2013, which had a specific reserve established in 2012.

Non-interest Income

In 2013, revenues from fee-generated services (customer service fees derived from deposit accounts, trust relationships and sales of non-deposit products) totaled $2,020,000, representing a slight increase of $6,000, or 0.3%, from 2012 revenues. Customer service fees derived from deposit accounts were $8,000 higher in 2013 than in 2012. The slight increase was attributed to overdraft and non-sufficient fund charges to customers. Total fees for trust services decreased by $24,000, or 6.3%, as fees from estate settlements decreased by $9,000 in 2013 as compared to 2012, and non-estate fees decreased by $15,000. Variance in fees from estate settlements occurs because estate settlements occur sporadically and are not necessarily consistent year to year. Non-estate fees are repeatable revenues that generally increase and decrease in relation to movements in interest rates as market values of trust assets under management increase or decrease and as new relationships are established. Commissions from sales of non-deposit products increased in 2013, resulting in a $22,000 increase in related fee income.

Fees and income derived from the origination, sale and servicing of residential mortgage loans was $338,000 in 2013, a decrease of $229,000, or 40.4%, compared to 2012, when more refinancing activities occurred. Other non-interest-related fees derived from loan activity decreased by $32,000 when comparing 2013 to 2012. A gain of $53,000 was recorded in 2012 as a result of a life insurance claim. No such activity occurred in 2013.

Juniata owns 39.16% of the stock of Liverpool Community Bank (“LCB”) and accounts for its ownership through the equity method. As such, 39.16% of the income of LCB is recorded by Juniata as non-interest income. As a result of this investment, $237,000 was recorded as income in 2013, compared to $249,000 in 2012. Earnings on bank-owned life insurance and annuities decreased in 2013 by $34,000, or 7.6%, when compared to the previous year, as crediting rates were reduced.

As a percentage of average assets, non-interest income (excluding securities gains and losses) was 0.94% in 2013 as compared to 1.01% in 2012.

Non-interest Expense

In 2013, total non-interest expense increased by $69,000, or 0.5%, when compared to 2012. The overall change in non-interest expense was attributable to the first year’s amortization of Juniata’s investment in a low income housing project in 2013, offset by decreases in the cost for employee benefits expenses and costs associated with loan foreclosures (included in other non-interest expense). In 2013, amortization of the low income housing investment was $448,000, with no such expense recorded in 2012. Amortization is scheduled to continue through 2023 at similar amounts.

On December 31, 2012, Juniata froze its defined benefit plan to future service accruals while at the same time significantly enhancing the defined contribution plan employer match for its employees. The result was a reduction in expense of $257,000, or 43.5%, in 2013 compared to 2012. Additionally, the cost of medical insurance for employees declined by $203,000, or 23.6%, in Juniata’s self-funded plan. Small variances in occupancy, equipment, data processing, director compensation, professional fees and FDIC insurance resulted in a net increase of $23,000 for 2013 in comparison to 2012. Sales of properties carried as other real estate owned generated net gains of $39,000 for 2013, as compared to a net loss of $34,000 during 2012. This increase was offset somewhat by a decrease in costs associated with assets in foreclosure of $50,000, included in other non-interest expense.

As a percentage of average assets, non-interest expense was 2.92% in 2013 as compared to 2.88% in 2012. The low-income housing investment amortization increased this key ratio by 10 basis points. Excluding the new amortization, annualized non-interest expense would have been 2.82% of average assets, representing an improvement of 6 basis points.

Income Taxes

Income tax expense for 2013 amounted to $505,000, which included the effect of a tax credit in the amount of $556,000, versus $978,000 of income tax expense with no such credit in 2012. The tax credit is available to Juniata as a result of an equity investment in a low income housing project. The effective tax rate in 2013 was 11.2% versus 21.1% in 2012. The reduction in the effective rate was attributed to the tax credit earned in 2013. See Note 15 of Notes to Consolidated Financial Statements for further information on income taxes.

FINANCIAL CONDITION

Balance Sheet Summary

Juniata functions as a financial intermediary and, as such, its financial condition is best analyzed in terms of changes in its uses and sources of funds, and is most meaningful when analyzed in terms of changes in daily average balances. The table below sets forth average daily balances for the last three years and the dollar change and percentage change for the past two years.

Table 3

Changes in Uses and Sources of Funds
(Dollars in thousands)

	2014 Average Balance	Increase (Decrease)		2013 Average Balance	Increase (Decrease)		2012 Average Balance
		Amount	%		Amount	%
Funding Uses:
Taxable loans	$260,613	$2,497	1.0%	$258,116	$(5,058)	(1.9)%	$263,174
Tax-exempt loans	20,995	2,374	12.7	18,621	(487)	(2.5)	19,108
Taxable securities	111,649	19,677	21.4	91,972	3,490	3.9	88,482
Tax-exempt securities	34,203	(3,007)	(8.1)	37,210	781	2.1	36,429
Interest bearing deposits	1,368	(1,466)	(51.7)	2,834	(3,873)	(57.7)	6,707
Federal funds sold	455	455	—	—	(75)	(100.0)	75
Total interest earning assets	429,283	20,530	5.0	408,753	(5,222)	(1.3)	413,975
Investment in:
Unconsolidated subsidiary	4,236	176	4.3	4,060	181	4.7	3,879
Low income housing	4,058	69	1.7	3,989	3,028	315.1	961
BOLI and annuities	14,757	141	1.0	14,616	410	2.9	14,206
Goodwill and intangible assets	2,145	(176)	(7.6)	2,321	65	2.9	2,256
Other non-interest earning assets	18,532	(353)	(1.9)	18,885	(2,039)	(9.7)	20,924
Unrealized gains on securities	(38)	(124)	(144.2)	86	(1,303)	(93.8)	1,389
Less: Allowance for loan losses	(2,313)	366	(13.7)	(2,679)	854	(24.2)	(3,533)
Total uses	$470,660	$20,629	4.6%	$450,031	$(4,026)	(0.9)%	$454,057
Funding Sources:
Interest bearing demand deposits	$97,920	$3,582	3.8%	$94,338	$(2,261)	(2.3)%	$96,599
Savings deposits	65,275	5,349	8.9	59,926	3,663	6.5	56,263
Time deposits under $100,000	118,694	(10,723)	(8.3)	129,417	(11,008)	(7.8)	140,425
Time deposits over $100,000	29,051	(3,209)	(9.9)	32,260	(2,159)	(6.3)	34,419
Repurchase agreements	4,265	(67)	(1.5)	4,332	724	20.1	3,608
Short-term borrowings	5,003	1,804	56.4	3,199	2,737	592.4	462
Long-term debt	16,952	16,952	—	—	—	—	—
Other interest bearing liabilities	1,369	52	3.9	1,317	57	4.5	1,260
Total interest bearing liabilities	338,529	13,740	4.2	324,789	(8,247)	(2.5)	333,036
Demand deposits	77,399	6,393	9.0	71,006	5,782	8.9	65,224
Other liabilities	4,028	(637)	(13.7)	4,665	(1,366)	(22.6)	6,031
Stockholders' equity	50,704	1,133	2.3	49,571	(195)	(0.4)	49,766
Total sources	$470,660	$20,629	4.6%	$450,031	$(4,026)	(0.9)%	$454,057

Overall, total average assets increased by $20,629,000, or 4.6%, for the year 2014 compared to 2013, following a decrease of $4,026,000, or 0.9%, in 2013 over average assets in 2012. The ratio of average earning assets to total average assets was consistent at 91% in each of the last three years, while the ratio of average interest-bearing liabilities to total average assets dropped from 73% in 2012 to 72% in 2013, where it remained in 2014. Although Juniata’s investment in its unconsolidated subsidiary, investment in a low income elderly housing project and its bank owned life insurance and annuities are not classified as interest-earning assets, income is derived directly from those assets. These instruments have represented 4.9% and 5.0% of total average assets in 2014 and 2013, respectively. A more detailed discussion of Juniata’s earning assets and interest bearing liabilities will follow in the Sections titled “Loans”, “Investments”, “Deposits” and “Market/Interest Rate Risk”.

Loans

Loans outstanding at the end of each year consisted of the following (in thousands):

	December 31,
	2014	2013	2012	2011	2010
Commercial, financial and agricultural	$23,738	$26,281	$19,296	$19,417	$19,911
Real estate – commercial	90,000	74,471	69,187	60,774	56,305
Real estate – construction	20,713	19,681	18,092	17,508	13,256
Real estate – mortgage	140,676	140,459	153,122	176,548	190,985
Obligations of states and political subdivisions	15,730	12,702	12,769	8,780	8,984
Personal	4,044	4,204	5,034	6,658	8,688
Unearned interest	—	—	—	(4)	(27)
Total	$294,901	$277,798	$277,500	$289,681	$298,102

From year-end 2013 to year-end 2014, total loans outstanding increased by $17,103,000, following an increase of $298,000 in 2013 when compared to year-end 2012. The following table summarizes how the ending balances (in thousands) changed annually in each of the last three years.

	2014	2013	2012
Beginning balance	$277,798	$277,500	$289,681
Net new loans (repayments)	17,891	2,359	(10,160)
Loans charged off	(275)	(1,431)	(1,071)
Loans transferred to other real estate owned and other adjustments to carrying value	(513)	(630)	(950)
Net change	17,103	298	(12,181)
Ending balance	$294,901	$277,798	$277,500

The loan portfolio was comprised of approximately 49% consumer loans and 51% commercial loans (including construction) on December 31, 2014 as compared to 52% consumer loans and 48% commercial loans on December 31, 2013. Management believes that diversification in the loan portfolio is important and performs a loan concentration analysis on a quarterly basis. The highest loan concentration by activity type was commercial real estate loans secured by income-producing property, with debt service on this category of loans being reliant upon the cash flow generated by the property. In the aggregate, loans in this category had outstanding balances of $37,324,000 at December 31, 2014, or 80.42% of capital. Components of this concentration group with balances considered for general reserve purposes are as follows:

	Outstanding Balance	% of Bank Capital
Operators of Non-Residential Buildings	5,483,652	11.82%
Operators of Apartment Buildings	9,494,115	20.46%
Operators of Dwellings other than apts	15,091,068	32.52%
Hotels and Motels	7,255,574	15.63%
Total	37,324,409	80.42%

Given the reserves allocated to this sector over the past several years and the continuing softness in the market, management has assigned an additional concentration risk factor to this group of loans when analyzing the adequacy of the Allowance for Loan Losses. See Note 6 of Notes to Consolidated Financial Statements.

During 2014, there was growth in the commercial real estate and construction lines of business, primarily as a result of participation opportunities with other banks as well as new business development. This growth was largely offset by the decrease in non-real estate commercial loans and personal loans, as the secondary market continued to offer more appealing fixed rates and longer terms to borrowers. Growth was further offset by payments and charge-downs of non-performing loans. Juniata is willing, able and continues to lend to qualifying businesses and individuals. Management also believes that the economic climate is improving and is resulting in loan growth. Our business model closely aligns lenders and community office managers’ efforts to effectively develop referrals and existing customer relationships. Continued emphasis is placed on responsiveness and personal attention given to customers, which we believe differentiates JVB from its competition. Nearly all commercial loans are either variable or adjustable rate loans, while non-mortgage consumer loans generally have fixed rates for the duration of the loan.

Juniata strives to offer fair, competitive rates and to provide optimal service in order to attract loan growth. Emphasis will continue to be placed upon attracting the entire customer relationship of our borrowers.

The loan portfolio carries the potential risk of past due, non-performing or, ultimately, charged-off loans. JVB attempts to manage this risk through credit approval standards and aggressive monitoring and collection efforts. Where prudent, JVB secures commercial loans with collateral consisting of real and/or tangible personal property. Management further believes that non-performing loans will continue to decline in 2015. Juniata maintains a dedicated credit administration division, in response to the need for heightened credit review, both in the loan origination process and in the ongoing risk assessment process. With stringent credit standards in place, Juniata’s lending strategy stresses quality growth, diversified by product. A standardized credit policy is in place throughout Juniata, and the credit committee of the Board of Directors reviews and approves all loan requests for amounts that exceed management’s approval levels. Juniata makes credit judgments based on a customer’s existing debt obligations, collateral, ability to pay and general economic trends. See Note 2 of Notes to Consolidated Financial Statements.

The allowance for loan losses has been established in order to absorb probable losses on existing loans. A quarterly provision or credit is charged to earnings to maintain the allowance at adequate levels. Charge-offs and recoveries are recorded as adjustments to the allowance. The allowance for loan losses at December 31, 2014 was 0.81% of total loans, net of unearned interest, as compared to 0.82% of total loans, net of unearned interest, at the end of 2013. The allowance increased $93,000 when compared to December 31, 2013, as a result of net charge-offs of $264,000 offset by the provision of $357,000. Net charge-offs for 2014 and 2013 were 0.09% and 0.51% of average loans, respectively.

At December 31, 2014, non-performing loans (as defined in Table 4 below), as a percentage of the allowance for loan losses, were 237.2% as compared to 271.2% at December 31, 2013. Non-performing loans were 1.91% of loans as of December 31, 2014, and 2.23% of loans as of December 31, 2013. Management believes that the decreasing levels of nonperforming loans in 2013 and 2014 will continue into 2015. All the $5,646,000 of non-performing loans at December 31, 2014 are collateralized with real estate.

Table 4
Non-Performing Loans

	2014	2013	2012	2011	2010
	(In thousands)
Nonaccrual loans	$4,880	$5,952	$8,846	$7,947	$5,964
Accruing loans past due 90 days or more	400	251	742	2,743	1,007
Restructured loans in default and non-accruing	366	—	—	—	—
Total non-performing loans	$5,646	$6,203	$9,588	$10,690	$6,971

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans is generally discontinued when the contractual payment of principal or interest has become 90 days past due or reasonable doubt exists as to the full, timely collection of principal or interest. However, it is Juniata’s policy to continue to accrue interest on loans over 90 days past due as long as (1) they are guaranteed or well secured and (2) there is an effective means of timely collection in process. When a loan is placed on non-accrual status, all unpaid interest credited to income in the current year is reversed against current period income, and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, accruals are resumed on loans only when the obligation is brought fully current with respect to interest and principal, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt. Juniata’s nonaccrual and charge-off policies are the same, regardless of loan type. During 2014, gross interest income that would have been recorded if loans on nonaccrual status had been current was $445,000, of which $63,000 was collected and included in net income.

Allowance for Loan Losses

The amount of allowance for loan losses is determined through a critical quantitative and qualitative analysis performed by management that includes significant assumptions and estimates. It is maintained at a level deemed sufficient to absorb probable estimated losses within the loan portfolio, and supported by detailed documentation. To assess potential credit weaknesses, it is critical to analyze observable trends that may be occurring.

Management systematically monitors the loan portfolio and the adequacy of the allowance for loan losses on a quarterly basis to provide for probable losses inherent in the portfolio. JVB’s methodology for maintaining the allowance is highly structured and contains two components: a component for loans that are deemed to be impaired and a component for contingencies.

Component for impaired loans:

A loan is considered to be impaired when, based on current information and events, it is probable that Juniata will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loans and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

The estimated fair values of substantially all of Juniata’s impaired loans are measured based on the estimated fair value of the loan’s collateral. For commercial loans secured with real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the current appraisal and the condition of the property. Appraised values may be discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include the estimated costs to sell the property. For commercial loans secured by non-real estate collateral, estimated fair values are determined based on the borrower’s financial statements, inventory reports, aging accounts receivable, equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets. For such loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Juniata generally does not separately identify individual consumer segment loans for impairment analysis, unless such loans are subject to a restructuring agreement.

Loans whose terms are modified are classified as troubled debt restructurings if Juniata grants borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a below-market interest rate based on the loan’s risk characteristics or an extension of a loan’s stated maturity date. Nonaccrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for a sustained period of time after modification. Loans classified as troubled debt restructurings are designated as impaired.

As of December 31, 2014, 51 loans, with aggregate outstanding balances of $6,553,000, were evaluated for impairment. A collateral analysis was performed on each of these 51 loans in order to establish a portion of the reserve needed to carry impaired loans at no higher than fair value. As a result, five loans were determined to have insufficient collateral, and specific reserves were established for each of the five impaired loans, totaling $150,000.

Component for contingencies:

A contingency is an existing condition, or set of circumstances, involving uncertainty as to possible gain or loss to Juniata that will ultimately be resolved when one or more future events occur or fail to occur. These conditions may be considered in relation to individual loans or in relation to groups of similar types of loans. If the conditions are met, a provision is made even though the particular loans that are uncollectible may not be identifiable.

The component of the allowance for contingencies relates to other loans that have been segmented into risk rated categories as follows:

•	Commercial, financial and agricultural
•	Real estate — commercial
•	Real estate — construction
•	Real estate — mortgage
•	Obligations of states and political subdivisions
•	Personal

Contingency allowance evaluation consists of several key elements. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated quarterly or when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans classified as special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified as substandard have one or more well-defined weaknesses that jeopardize the liquidation of the debt. Substandard loans include loans that are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as doubtful have all the weaknesses inherent in loans classified as substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. Specific reserves may be established for larger, individual classified loans as a result of this evaluation, as discussed above. Remaining loans are categorized into large groups of smaller balance homogeneous loans and are collectively evaluated for impairment. This computation is generally based on historical loss experience adjusted for qualitative factors. The historical loss experience is averaged over a ten-year period for each of the portfolio segments. The ten-year timeframe was selected in order to capture activity over a wide range of economic conditions and has been consistently used for the past seven years. The qualitative risk factors are reviewed for relevancy each quarter and include:

•	National, regional and local economic and business conditions, as well as the condition of various market segments, including the underlying collateral for collateral dependent loans;
•	Nature and volume of the portfolio and terms of loans;

•	Experience, ability and depth of lending and credit management and staff;
•	Volume and severity of past due, classified and nonaccrual loans, as well as other loan modifications;
•	Existence and effect of any concentrations of credit and changes in the level of such concentrations; and
•	Effect of external factors, including competition.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

A summary of activity in the allowance for loan loss for the last five years (in thousands) is shown below. The level of net charge-offs in 2014 was the lowest in the most recent three year period. The area most affected by charge-offs in each of the five years presented was real estate — mortgages, whose balances accounted for approximately 48% of the total loan portfolio at December 31, 2014. In 2014, Juniata recorded net charge-offs of $264,000. Due to charge-offs and successful resolution of other troubled debt, non-performing loans decreased by $557,000, or 9.0%, at December 31, 2014 compared to December 31, 2013. As such, the level of allowance needed to adequately reserve for loan losses decreased. Management’s analysis indicated that an adequate loan loss allowance would be $2,380,000 at December 31, 2014.

	Years Ended December 31,
	2014	2013	2012	2011	2010
Balance of allowance – beginning of period	$2,287	$3,281	$2,931	$2,824	$2,719
Loans charged off:
Commercial, financial and agricultural	20	4	25	18	134
Real estate – commercial	92	—	—	37	—
Real estate – construction	18	117	193	—	—
Real estate – mortgage	125	1,281	852	205	482
Personal	20	29	1	22	38
Total charge-offs	275	1,431	1,071	282	654
Recoveries of loans previously charged off:
Commercial, financial and agricultural	4	13	8	2	—
Real estate – commercial	5	—	—	—	—
Real estate – mortgage	—	—	—	10	—
Personal	2	9	2	13	18
Total recoveries	11	22	10	25	18
Net charge-offs	264	1,409	1,061	257	636
Provision for loan losses	357	415	1,411	364	741
Balance of allowance – end of period	$2,380	$2,287	$3,281	$2,931	$2,824
Ratio of net charge-offs during period to average loans outstanding	0.09%	0.51%	0.38%	0.09%	0.21%

The following tables show how the allowance for loan losses is allocated among the various types of outstanding loans and the percent of loans by type to total loans.

	Allocation of the Allowance for Loan Losses (in thousands) December 31,
	2014	2013	2012	2011	2010
Commercial, financial and agricultural	$222	$253	$179	$195	$163
Real estate – commercial	665	534	463	455	442
Real estate – construction	155	212	202	442	336
Real estate – mortgage	1,300	1,246	2,387	1,771	1,810
Obligations of states and political subdivisions	—	—	—	—	—
Personal	38	42	50	68	73
	$2,380	$2,287	$3,281	$2,931	$2,824

	Percent of Loan Type to Total Loans
	2014	2013	2012	2011	2010
Commercial, financial and agricultural	8.0%	9.5%	7.0%	6.7%	6.7%
Real estate – commercial	30.5%	26.8%	24.9%	21.0%	18.9%
Real estate – construction	7.0%	7.1%	6.5%	6.0%	4.4%
Real estate – mortgage	47.8%	50.5%	55.2%	61.0%	64.1%
Obligations of states and political subdivisions	5.3%	4.6%	4.6%	3.0%	3.0%
Personal	1.4%	1.5%	1.8%	2.3%	2.9%
	100.0%	100.0%	100.0%	100.0%	100.0%

Investments

Total investments, defined to include all interest earning assets except loans (i.e. investment securities available for sale (at market value), federal funds sold, interest bearing deposits, Federal Home Loan Bank stock and other interest-earning assets), totaled $145,639,000 on December 31, 2014, representing an increase of $17,334,000 when compared to year-end 2013. The following table summarizes how the ending balances (in thousands) changed annually in each of the last three years.

	2014	2013	2012
Beginning balance	$128,305	$125,047	$116,177
Purchases of investment securities	66,451	45,446	87,319
Sales, calls and maturities of investment securities	(50,533)	(38,973)	(75,816)
Adjustment in market value of AFS securities	1,573	(2,325)	(34)
Amortization/Accretion	(634)	(440)	(412)
Federal Home Loan Bank stock, net change	759	241	26
Federal funds sold, net change	—	—	—
Interest bearing deposits with others, net change	(282)	(691)	(2,213)
Net change	17,334	3,258	8,870
Ending balance	$145,639	$128,305	$125,047

On average, investments increased by $15,659,000, or 11.9%, during 2014, following an increase of $323,000, or 0.2%, during 2013. The increase in 2014 resulted from a restructuring of a portion of the investment securities portfolio, funded partly by issuing long-term debt.

The investment area is managed according to internally established guidelines and quality standards. Juniata segregates its investment securities portfolio into two classifications: those held to maturity and those available for sale. Juniata classifies all new marketable investment securities as available for sale, and currently holds no securities in the held to maturity or trading classifications. At December 31, 2014, the market value of the entire securities portfolio was greater than amortized cost by $435,000 as compared to December 31, 2013, when market value was below amortized cost by $1,138,000. The weighted average life of the investment portfolio was 2.8 years on December 31, 2014 versus 4.1 years on December 31, 2013. The weighted average maturity has remained short in order to achieve a desired level of liquidity. Table 5, “Maturity Distribution”, in this Management’s Discussion and Analysis of Financial Condition shows the remaining maturity or earliest possible repricing for investment securities. The following table sets forth the maturities of securities (in thousands) and the weighted average yields of such securities by contractual maturities or call dates. Yields on obligations of states and public subdivisions are presented on a tax-equivalent basis.

	December 31, 2014		December 31, 2013		December 31, 2012
Securities Type and maturity	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
Obligations of U.S. Government agencies and corporations
Within one year	$4,566	1.96%	$4,192	0.77%	$7,996	2.10%
After one year but within five years	38,723	1.28%	47,578	1.26%	42,796	1.19%
After five years but within ten years	6,812	1.44%	26,508	1.50%	22,025	1.10%
	50,101	1.37%	78,278	1.32%	72,817	1.26%
Obligations of state and political subdivisions
Within one year	9,934	1.71%	8,314	2.36%	10,505	3.12%
After one year but within five years	16,853	2.14%	26,098	1.94%	29,809	2.18%
After five years but within ten years	8,748	3.27%	7,182	3.11%	4,936	3.42%
After ten years	338	1.83%	338	1.82%	726	2.05%
	35,873	2.29%	41,932	2.23%	45,976	2.52%
Mortgage-backed securities
Within one year	—	—	878	2.86%	—	—
After one year but within five years	537	2.08%	1,003	2.63%	1,428	2.46%
After five years but within ten years	3,417	1.58%	2,588	2.09%	1,098	1.24%
After ten years	51,475	2.13%	—		—
	55,429	2.10%	4,469	2.36%	2,526	1.93%
Equity securities	1,500		1,367		1,019
	$142,903		$126,046		$122,338

Bank Owned Life Insurance and Annuities

Juniata periodically insures the lives of certain bank officers in order to provide split-dollar life insurance benefits to some key officers and to offset the cost of providing post-retirement benefits through non-qualified plans. Some annuities are also owned to provide cash streams that match certain post-retirement liabilities. See Note 8 of Notes to Consolidated Financial Statements. The following table summarizes how the cash surrender values (in thousands) of these instruments changed annually in each of the last three years.

	2014	2013	2012
Beginning balance	$14,848	$14,402	$14,069
BOLI increase in cash surrender value	386	426	465
BOLI receipt of death benefit	(450)	—	(147)
Annuities net increase in cash surrender value	23	20	15
Net change	(41)	446	333
Ending balance	$14,807	$14,848	$14,402

Investment in Unconsolidated Subsidiary

Juniata owns 39.16% of the outstanding common stock of Liverpool Community Bank (LCB), Liverpool, PA. This investment is accounted for under the equity method of accounting. The investment was carried at $4,369,000 as of December 31, 2014. Juniata increases its investment in LCB for its share of earnings and decreases its investment by any dividends received from LCB. The investment is evaluated quarterly for impairment. A loss in value of the investment which is determined to be other than a temporary decline would be recognized as a loss in the period in which such determination is made. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of LCB to sustain an earnings capacity which would justify the current carrying value of the investment. The carrying amount at December 31, 2014 represented an increase of $197,000 when compared to December 31, 2013. In connection with this investment, two representatives of Juniata serve on the Board of Directors of LCB.

Goodwill and Intangible Assets

In 2006, Juniata acquired a branch office in Richfield, PA. Completing this purchase was in line with a strategic goal of Juniata to expand its base into contiguous market areas within rural Pennsylvania. Included in the purchase price of the branch was goodwill of $2,046,000. Additionally, core deposit intangible was acquired and had carrying values of $75,000 and $119,000, as of December 31, 2014 and December 31, 2013, respectively. The core deposit intangible is being amortized over a ten-year period on a straight-line basis. Goodwill is not being amortized, but is measured annually for impairment.

Juniata originates and sells residential mortgage loans into the secondary market, but retains the servicing on the loans. The mortgage servicing rights are valued based on the present value of estimated future cash flows on pools of mortgages stratified by rate and maturity date. The computed value is carried as an intangible asset. As of December 31, 2014, the fair value of mortgage servicing rights was $193,000, compared to $167,000 on December 31, 2013.

Deferred Taxes

Juniata accounts for income taxes under the asset/liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carry-forwards, if applicable. A valuation allowance is established against deferred tax assets when, in the judgment of management, it is more likely than not that such deferred tax assets will not become realizable. Management has determined that there was no need for a valuation allowance for deferred taxes as of December 31, 2014 and 2013. As of December 31, 2014 and 2013, Juniata recorded a net deferred tax asset of $672,000 and $602,000, respectively, which was carried as a non-interest earning asset. Significant components of the increase of $70,000 included:

1.	A change in the funded status of Juniata’s defined benefit plan, increasing the deferred tax asset by $799,000,
2.	A decrease of $535,000 in the deferred tax asset relating to unrealized losses arising in the available-for-sale securities portfolio,
3.	A decrease of $104,000 in the deferred tax asset relating to loan origination costs and prepaid expense,
4.	A $36,000 increase in the deferred tax asset relating to the allowance for loan losses.

The remainder of the difference was due to the various other changes in gross temporary tax differences. See Note 15 of Notes to Consolidated Financial Statements.

Other Non-interest Earning Assets

The following table summarizes the components of the non-interest earning asset category, and how the ending balances (in thousands) changed annually in each of the last three years.

	2014	2013	2012
Beginning balance	$23,614	$28,893	$24,386
Cash and due from banks	(1,813)	(5,691)	2,187
Premises and equipment, net	203	(142)	(238)
Other real estate owned	(49)	(147)	1
Investment in low income housing	(143)	194	3,403
Other receivables and prepaid expenses, including deferred tax assets	(933)	507	(846)
Net change	(2,735)	(5,279)	4,507
Ending balance	$20,879	$23,614	$28,893

Deposits

At December 31, 2014, total deposits were $380,884,000, an increase of $1,239,000 from total deposits on December 31, 2013. From year-end 2012 to year-end 2013, total deposits decreased by $7,106,000. The following table summarizes how the ending balances (in thousands) changed annually in each of the last three years.

	2014	2013	2012
Beginning balance	$379,645	$386,751	$386,665
Demand deposits	3,086	3,293	6,567
Interest bearing demand deposits	5,808	(482)	(2,707)
Savings deposits	6,669	4,379	5,667
Time deposits, $100,000 and greater	(3,290)	(2,012)	(26)
Time deposits, other	(11,034)	(12,284)	(9,415)
Net change	1,239	(7,106)	86
Ending balance	$380,884	$379,645	$386,751

The following table shows (in thousands of dollars) the comparison of average core deposits and average time deposits as a percentage of total deposits for each of the last three years.

	Changes in Deposits (Dollars in thousands)
	2014 Average Balance	Increase (Decrease)		2013 Average Balance	Increase (Decrease)		2012 Average Balance
		Amount	%		Amount	%
Core transaction deposits:
Money market	$37,374	$(1,546)	(4.0)%	$38,920	$(3,073)	(7.3)%	$41,993
Interest bearing demand	60,546	5,128	9.3	55,418	812	1.5	54,606
Savings	65,275	5,349	8.9	59,926	3,663	6.5	56,263
Demand	77,399	6,393	9.0	71,006	5,782	8.9	65,224
Total	240,594	15,324	6.8	225,270	7,184	3.3	218,086
Time deposits:
$100,000 and greater	29,051	(3,209)	(9.9)	32,260	(2,159)	(6.3)	34,419
Other	118,694	(10,723)	(8.3)	129,417	(11,008)	(7.8)	140,425
Total	147,745	(13,932)	(8.6)	161,677	(13,167)	(7.5)	174,844
Total deposits	$388,339	$1,392	0.4%	$386,947	$(5,983)	(1.5)%	$392,930

Average deposits increased $1,392,000, or 0.4%, to $388,339,000 in 2014 following a decrease in 2013 of $5,983,000, or 1.5%, to $386,947,000. Core transaction accounts increased by 6.8% and 3.3%, respectively, in 2014 and 2013. We believe that, over the past two years, because of the market uncertainties that accompany uncertain economic periods, investors have moved balances of available funds into safe, FDIC-insured banking institutions and particularly into liquid transaction accounts. In both 2014 and 2013 however, funds invested in time deposits have declined. Due to the sustained low-interest rate environment, we believe many investors are seeking higher yields than are available in time deposit products. We continue to provide alternatives to such investors through the sale of our wealth management (non-deposit) products and are seeing investors seeking dividend yields in the stock market as well.

The consumer continues to have a need for transaction accounts, and the Bank is continuing to focus on that need in order to build deposit relationships. Our products are geared toward low-cost convenience and ease for the customer. Juniata’s strategy is to aggressively seek to grow customer relationships by staying in touch with customers’ changing needs and new methods of connectivity, in an effort to increase deposit (and loan) market share. Recently, JVB has added identity protection services as an option for all consumer demand depositors. We believe this product to be a valuable and essential tool necessary to combat the upsurge in fraud and identity theft. This product is a unique benefit to our customers as there are no other banks in our immediate market that offer a similar service.

JVB competes in the marketplace with many sources that offer products that directly compete with traditional banking products. In keeping with our desire to provide our customers with a full array of financial services, we supplement the services traditionally offered by our Trust Department by staffing our community offices with wealth management consultants that are licensed and trained to sell variable and fixed rate annuities, mutual funds, stock brokerage services and long-term care insurance. Although the sale of these products can reduce JVB’s deposit levels, these products offer solutions for our customers that traditional bank products cannot and allow us to more completely service our customer base. Fee income from the sale of non-deposit products (primarily annuities and mutual funds) was $352,000 and $375,000 in 2014 and 2013, respectively, representing approximately 7.4% and 8.3%, respectively, of total pre-tax income.

Other Interest Bearing Liabilities

Juniata funds its needs primarily with local deposits and when necessary, relies on external funding sources for additional funding requirements. These funding sources include credit facilities at correspondent banks and the Federal Home Loan Bank of Pittsburgh. Juniata’s average balances for all borrowings increased in 2014 by $18,741,000, following an increase of $3,518,000 in 2013 as compared to 2012. The increase in 2013 was related to Juniata’s use of short-term borrowings to fund loan and investment growth. The increase in 2014 was primarily due to the issuance of long-term debt to provide funding for the loan growth and the restructuring of the investment portfolio.

	Changes in Borrowings (Dollars in thousands)
	2014 Average Balance	Increase (Decrease)		2013 Average Balance	Increase (Decrease)		2012 Average Balance
		Amount	%		Amount	%
Repurchase agreements	$4,265	$(67)	(1.5)%	$4,332	$724	20.1%	$3,608
Short-term borrowings	5,003	1,804	56.4	3,199	2,737	592.4	462
Long-term debt	16,952	16,952	—	—	—	—	—
Other interest bearing liabilities	1,369	52	3.9	1,317	57	4.5	1,260
	$27,589	$18,741	211.8%	$8,848	$3,518	66.0%	$5,330

Pension Plan

Through its noncontributory pension plan, Juniata provides pension benefits to substantially all of its employees that were employed as of December 31, 2007. Benefits are provided based upon an employee’s years of service and compensation through December 31, 2012. Effective December 31, 2012, the defined benefit retirement plan was amended to cease future service accruals after that date (frozen). ASC Topic 715 gives guidance on the allowable pension expense that is recognized in any given year. In determining the appropriate amount of pension expense to recognize, management must make subjective assumptions relating to amounts and rates that are inherently uncertain. Please refer to Note 20 of Notes to Consolidated Financial Statements.

Stockholders’ Equity

Total stockholders’ equity decreased by $128,000 in 2014. The small net decrease in stockholders’ equity resulted from a number of factors. The other comprehensive loss associated with Juniata’s defined benefit plan, net of tax caused a decrease of $1,585,000. In 2014, the status of the plan became underfunded as a result of the change in assumptions applied to the actuarial calculation of the projected benefit obligation. Previously, the plan was considered to be overfunded, but as of December 31, 2014 was considered to be underfunded. It is Juniata’s practice to use the most recently updated mortality tables in the assumptions, which projects significant mortality improvement to Juniata’s participant characteristics. Additionally, the discount rate assumption used to determine the benefit obligations dropped by 75 basis points as of December 31, 2014 compared to December 31, 2013. These factors combined to create the significant change to the funded status. Partially offsetting this change was an increase in fair values of investment securities at year-end 2014 as compared to year-end 2013, adding $1,047,000 back to equity. Undistributed earnings added $526,000 while stock-based transactions used $116,000. The following table summarizes how the components of equity (in thousands) changed annually in each of the last three years.

	2014	2013	2012
Beginning balance	$49,984	$50,297	$49,720
Net income	4,216	4,001	3,648
Dividends	(3,690)	(3,707)	(3,724)
Stock-based compensation	47	30	25
Repurchase of stock, net of re-issuance	(163)	(397)	(209)
Net change in unrealized security gains	1,047	(1,551)	(23)
Defined benefit retirement plan adjustments, net of tax	(1,585)	1,311	860
Net change	(128)	(313)	577
Ending balance	$49,856	$49,984	$50,297

On average, stockholders' equity in 2014 was $50,704,000, an increase of 2.3% from $49,571,000 in 2013. The average in 2012 was $49,766,000. At December 31, 2014, Juniata held 558,385 shares of stock in treasury at a cost of $10,746,000 as compared to 549,560 shares in 2013 at a cost of $10,591,000. These increases are a result of Juniata’s stock repurchase program (See Note 16 of Notes to Consolidated Financial Statements). Return on average equity increased to 8.31% in 2014 from 8.07% in 2013.

Juniata periodically repurchases shares of its common stock under the share repurchase program approved by the Board of Directors. In September of 2008, the Board of Directors authorized the repurchase of an additional 200,000 shares of its common stock through its share repurchase program. The program will remain authorized until all approved shares are repurchased, unless terminated by the Board of Directors. Repurchases have typically been accomplished through open market transactions and have complied with all regulatory restrictions on the timing and amount of such repurchases. Shares repurchased have been added to treasury stock and accounted for at cost. These shares may be periodically reissued for stock option exercises, employee stock purchase plan purchases and to fulfill dividend reinvestment program needs. During 2014, 12,322 shares were repurchased in conjunction with the current program. Remaining shares authorized for repurchase were 31,153 as of December 31, 2014.

In each of the years 2014, 2013 and 2012, Juniata declared dividends of $0.88 per common share. (See Note 16 of Notes to Consolidated Financial Statements regarding restrictions on dividends from JVB to Juniata.) The dividend payout ratio was 87.5% and 92.65% in 2014 and 2013, respectively. In January 2015, the Board of Directors declared a dividend of $0.22 per share to stockholders of record on February 13, 2015, payable on March 2, 2015.

Juniata’s book value per share at December 31, 2014 was $11.91, as compared to $11.91 and $11.92 at December 31, 2013 and 2012, respectively. Juniata’s average equity to assets ratio for 2014, 2013 and 2012 was 10.77%, 11.02% and 10.96%, respectively. Refer also to the Capital Risk section in the Asset/Liability management discussion that follows.

Asset/Liability Management Objectives

Management believes that optimal performance is achieved by maintaining overall risks at a low level. Therefore, the objective of asset/liability management is to control risk and produce consistent, high quality earnings independent of changing interest rates. Juniata has identified five major risk areas discussed below:

•	Liquidity Risk
•	Capital Risk
•	Market/Interest Rate Risk
•	Investment Portfolio Risk
•	Economic Risk

Liquidity Risk

Through liquidity risk management, we seek to maintain our ability to readily meet commitments to fund loans, purchase assets and other securities and repay deposits and other liabilities. This area also includes the ability to manage unplanned changes in funding sources and recognize and address changes in market conditions that affect the quality of liquid assets. Juniata has developed a methodology for assessing its liquidity risk through an analysis of its primary and total liquidity sources. Three types of liquidity sources are (1) asset liquidity, (2) liability liquidity and (3) off-balance sheet liquidity.

Asset liquidity refers to assets that we are quickly able to convert into cash, consisting of cash, federal funds sold and securities. Short-term liquid assets generally consist of federal funds sold and securities maturing over the next twelve months. The quality of our short-term liquidity is very good: as federal funds are unimpaired by market risk and as bonds approach maturity, their value moves closer to par value. Liquid assets tend to reduce earnings when there is not an immediate use for such funds, since normally these assets generate income at a lower rate than loans or other longer-term investments.

Liability liquidity refers to funding obtained through deposits. The largest challenge associated with liability liquidity is cost. Juniata’s ability to attract deposits depends primarily on several factors, including sales effort, competitive interest rates and other conditions that help maintain consumer confidence in the stability of the financial institution. Large certificates of deposit, public funds and brokered deposits are all acceptable means of generating and providing funding. If the cost is favorable or fits the overall cost structure of JVB, then these sources have many benefits. They are readily available, come in large block size, have investor-defined maturities and are generally low maintenance.

Off-balance sheet liquidity is closely tied to liability liquidity. Sources of off-balance sheet liquidity include Federal Home Loan Bank borrowings, repurchase agreements and federal funds lines with correspondent banks. These sources provide immediate liquidity to JVB. They are available to be deployed when a need arises. These instruments also come in large block sizes, have investor-defined maturities and generally require low maintenance.

“Available liquidity” encompasses all three sources of liquidity when determining liquidity adequacy. It results from JVB’s access to short-term funding sources for immediate needs and long-term funding sources when the need is determined to be permanent. Management uses both on-balance sheet liquidity and off-balance sheet liquidity to manage its liquidity position. Juniata’s liquidity strategy is to maintain an adequate volume of high quality liquid instruments to facilitate customer liquidity demands. Management also maintains sufficient capital, which provides access to the liability and off-balance sheet sides of the balance sheet for funding. An active knowledge of debt funding sources is important to liquidity adequacy.

Contingency funding management involves maintaining contingent sources of immediate liquidity. Management believes that it must consider an array of available sources in terms of volume, maturity, cash flows and pricing. To meet demands in the normal course of business or for contingency, secondary sources of funding such as public funds deposits, collateralized loans, sales of investment securities or sales of loan receivables are considered.

It is Juniata’s policy to maintain both a primary liquidity ratio and a total liquidity ratio of at least 10% of total assets. The primary liquidity ratio equals liquid assets divided by total assets, where liquid assets equal the sum of cash and due from banks, federal funds sold, interest-bearing deposits with other banks and available for sale securities. Total liquidity is comprised of all components noted in primary liquidity plus securities classified as held-to-maturity, if any. If either of these liquidity ratios falls below 10%, it is Juniata’s policy to increase liquidity in a timely manner to achieve the required ratio.

It is Juniata’s policy to maintain available liquidity at a minimum of 10% of total assets and contingency liquidity at a minimum of 7.5% of total assets.

Juniata is a member of the Federal Home Loan Bank (FHLB) of Pittsburgh, which provides short-term liquidity and a source for long-term borrowings. JVB uses this vehicle to satisfy temporary funding needs throughout the year. Juniata had short-term borrowings of $15,950,000 on December 31, 2014 and $8,400,000 on December 31, 2013.

JVB’s maximum borrowing capacity with the Federal Home Loan Bank of Pittsburgh (“FHLB”) is $132,601,000 at December 31, 2014. In order to borrow additional amounts, the FHLB would require JVB to purchase additional FHLB Stock. The FHLB is a source of both short-term and long-term funding. JVB must maintain sufficient qualifying collateral to secure all outstanding advances.

Juniata needs to have liquid resources available to fulfill contractual obligations that require future cash payments. The table below summarizes Juniata’s significant contractual obligations to third parties (in thousands of dollars), by type, that are fixed and determined at December 31, 2014. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

Contractual Obligations

	Note Reference	Payments Due by Period
		Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
Certificates of deposits	12	$140,082	$77,487	$37,609	$19,791	$5,195
Short-term borrowings and security repurchase agreements	13	43,044	20,544	13,750	8,750	—
Long-term debt
Operating lease obligations	14	344	124	178	42	—
Other long-term liabilities 3rd party data processor contract	23	1,848	528	1,056	264	—
Supplemental retirement and deferred compensation	20	3,060	335	488	376	1,861
		$188,378	$99,018	$53,081	$29,223	$7,056

The schedule of contractual obligations (above) excludes expected defined benefit retirement payments that will be paid from the plan assets, as referenced in Note 20 of Notes to Consolidated Financial Statements.

Capital Risk

Juniata maintains sufficient core capital to protect depositors and stockholders and to take advantage of business opportunities while ensuring that it has resources to absorb the risks inherent in the business. Federal banking regulators have established capital adequacy requirements for banks and bank holding companies based on risk factors, which require more capital backing for assets with higher potential credit risk than assets with lower credit risk. All banks and bank holding companies are currently required to have a minimum of 4% of risk adjusted assets in Tier I capital and 8% of risk adjusted assets in Total capital (Tier I and Tier II capital). As of December 31, 2014 and 2013, Juniata's Tier I capital ratio was 16.28% and 17.13%, respectively, and its Total capital ratio was 17.12% and 17.97%, respectively. Additionally, banking organizations must maintain a minimum Tier I capital to total average asset (leverage) ratio of 3%. This 3% leverage ratio is a minimum for the top-rated banking organizations without any supervisory, financial or operational weaknesses or deficiencies. Other banking organizations are required to maintain leverage capital ratios 100 to 200 basis points above the minimum depending on their financial condition. At December 31, 2014 and 2013, Juniata's leverage ratio was 10.65% and 11.04%, respectively, with a required leverage ratio of 4% (see Note 16 of Notes to the Consolidated Financial Statements).

In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, officially identified by the Basel Committee as “Basel III”. In July, 2013, the Federal Reserve Board approved the final rules (the “Basel III Rules”) which substantially revise the risk-based capital requirements applicable to bank holding companies and depository institutions. The new rules, which will begin phase-in starting January 1, 2015, with final phase-in completed by January 1, 2019:

•	Create a new minimum Common Equity Tier I capital ratio of 4.50% of risk-weighted assets and a minimum Tier 1 capital ratio of 6.00% of risk-weighted assets;
•	Continue the current minimum Total Capital Ratio at 8.00% of risk-weighted assets and the minimum Tier 1 Leverage Capital Ratio at 4.00% of average assets;
•	Institute a “capital conservation buffer” of 2.50% above the minimum risk-based capital requirements, which, if not maintained, restricts an institution from making capital distributions and certain discretionary bonus payments;
•	Revise the definition of capital such that certain non-qualifying capital instruments, including cumulative preferred stock and trust preferred securities, will be excluded as a component of Tier 1 Capital for institutions of Juniata’s size; and
•	Expand the risk-weightings categories and weights for assets and off balance sheet exposures to a much larger and more risk-sensitive number of categories, depending on the nature of the assets, and results in higher risk weights for a variety of asset categories.

Once the new capital conservation buffer rules go into effect, if Juniata’s bank subsidiary (JVB) fails to maintain the required minimum capital conservation buffer, Juniata may be unable to obtain capital distributions from it, which could negatively impact Juniata’s ability to pay dividends, service debt obligations or repurchase common stock. In addition, such a failure could result in a restriction on Juniata’s ability to pay certain cash bonuses to executive officers, negatively impacting Juniata’s ability to retain key personnel.

As of December 31, 2014, Juniata believes its current capital levels would meet the fully phased-in minimum capital requirements, including capital conservation buffer, as prescribed in the U.S. Basel III Capital Rules.

Market/Interest Rate Risk

Market risk is the exposure to economic loss that arises from changes in the values of certain financial instruments. The types of market risk exposures generally faced by financial institutions include equity market price risk, interest rate risk, foreign currency risk and commodity price risk. Due to the nature of its operations, only equity market price risk and interest rate risk are significant to Juniata.

Equity market price risk is the risk that changes in the values of equity investments could have a material impact on the financial position or results of operations of Juniata. Juniata’s equity investments consist of common stocks of publicly traded financial institutions.

Declines and volatility in the values of financial institution stocks have significantly reduced the likelihood of realizing significant gains in the near-term. Although Juniata has realized occasional gains from this portfolio in the past, the primary objective of the portfolio is to achieve value appreciation in the long term while earning consistent, attractive after-tax yields from dividends. The carrying value of the financial institutions stocks accounted for 0.3% of Juniata’s total assets as of December 31, 2014. Management performs an impairment analysis on the entire investment portfolio, including the financial institutions stocks on a quarterly basis. No “other-than-temporary” impairment was identified or recorded on stocks in 2014,

2013 or 2012; however, there is no assurance that declines in market values of the common stock portfolio in the future will not result in subsequent “other-than-temporary” impairment charges, depending upon facts and circumstances present.

The equity investments in Juniata’s portfolio had an adjusted cost basis of approximately $1,055,000 and a fair value of $1,500,000 at December 31, 2014, resulting in net unrealized gains in this portfolio of $445,000 at December 31, 2014.

In addition to its equity portfolio, Juniata’s investment management and trust services revenue could be impacted by fluctuations in the securities markets. A portion of Juniata’s trust revenue is based on the value of the underlying investment portfolios. If securities values decline, Juniata’s trust revenue could be negatively impacted.

Interest rate risk creates exposure in two primary areas. First, changes in rates have an impact on Juniata’s liquidity position and could affect its ability to meet obligations and continue to grow. Second, movements in interest rates can create fluctuations in Juniata’s net interest income and changes in the economic value of equity.

The primary objective of Juniata’s asset-liability management process is to maximize current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Management recognizes that a certain amount of interest rate risk is inherent, appropriate and necessary to ensure profitability. A simulation analysis is used to assess earnings and capital at risk from movements in interest rates. The model considers three major factors of (1) volume differences, (2) repricing differences, and (3) timing in its income simulation. As of the most recent model run, data was disseminated into appropriate repricing buckets, based upon the static position at that time. The interest-earning assets and interest-bearing liabilities were assigned a multiplier to simulate how much that particular balance sheet item would re-price when interest rates change. Finally, the estimated timing effect of rate changes is applied, and the net interest income effect is determined on a static basis (as if no other factors were present). As the table below indicates, based upon rate shock simulations on a static basis, Juniata’s balance sheet is relatively rate-neutral as rates decline. Each 100 basis point increase results in approximately $569,000 decline in net interest income in the static environment. This negative effect of rising rates is offset to a large degree by the positive effect of imbedded options that include loans floating above their floors and likely internal deposit pricing strategies. After applying the effects of options, over a one-year period, the net effect of an immediate 100, 200, 300 and 400 basis point rate increase would decrease net interest income by $197,000, $372,000, $1,608,000 and $2,013,000, respectively. Rate shock modeling was done for a declining rate of 25 basis points only, as the federal funds target rate currently is between zero and 0.25%. As the table below indicates, the net effect of interest rate risk on net interest income is an increase of $77,000 in net interest income in a declining rate environment. Juniata’s rate risk policies provide for maximum limits on net interest income that can be at risk for 100 through 400 basis point changes in interest rates.

Effect of Interest Rate Risk on Net Interest Income
(Dollars in thousands)

Change in Interest Rates (Basis Points)	Change in Net Interest Income Due to Interest Rate Risk (Static)	Change in Net Interest Income Due to Imbedded Options	Total Change in Net Interest Income
400	$(2,277)	$264	$(2,013)
300	(1,708)	100	(1,608)
200	(1,139)	767	(372)
100	(569)	372	(197)
0	—	—	—
(25)	143	(66)	77

The net interest income at risk position remained within the guidelines established by Juniata’s asset/liability policy in each of the above scenarios.

Table 5, presented below, illustrates the maturity distribution of Juniata’s interest-sensitive assets and liabilities as of December 31, 2014. Earliest re-pricing opportunities for variable and adjustable rate products and scheduled maturities for fixed rate products have been placed in the appropriate column to compute the cumulative sensitivity ratio (ratio of interest-earning assets to interest-bearing liabilities). Securities with call features are treated as though the call date is the maturity date. Through one year, the cumulative sensitivity ratio is 0.64, indicating a liability-sensitive balance sheet, when measured on a static basis.

Table 5
MATURITY DISTRIBUTION
AS OF DECEMBER 31, 2014
(Dollars in thousands)

Remaining Maturity/Earliest Possible Repricing

	Within One Year	Over One Year But Within Five Years	Over Five Years	Total
Interest Earning Assets
Interest bearing deposits	$10	$—	$—	$10
Investment securities:
Debt securities – taxable	40,235	11,076	2,327	53,638
Debt securities – tax-exempt	11,180	19,669	1,487	32,336
Mortgage-backed securities	9,187	28,818	17,424	55,429
Stocks	—	—	1,500	1,500
Loans:
Commercial, financial, and agricultural	14,512	7,771	1,455	23,738
Real estate – construction	9,541	6,732	4,440	20,713
Other loans	84,523	98,743	67,184	250,450
Total Interest Earning Assets	169,188	172,809	95,817	437,814
Interest Bearing Liabilities
Demand deposits	95,675	—	—	95,675
Savings deposits	67,430	—	—	67,430
Certificates of deposit over $100,000	15,914	10,438	1,353	27,705
Time deposits	61,573	46,962	3,842	112,377
Securities sold under agreements to repurchase	4,594	—	—	4,594
Short-term borrowings	15,950	—	—	15,950
Long-term debt	—	22,500	—	22,500
Other interest bearing liabilities	1,412	—	—	1,412
Total Interest Bearing Liabilities	262,548	79,900	5,195	347,643
Gap	$(93,360)	$92,909	$90,622	$90,171
Cumulative Gap	$(93,360)	$(451)	$90,171
Cumulative sensitivity ratio	0.64	1.00	1.26
Commercial, financial and agricultural loans maturing after one year with:
Fixed interest rates		$6,573	$1,455	$8,028
Variable interest rates		7,250	1,140	8,390
Total		$13,823	$2,595	$16,418

Investment Portfolio Risk

Management considers its investment portfolio risk as the amount of appreciation or depreciation the investment portfolio will sustain when interest rates change. The securities portfolio will decline in value when interest rates rise and increase in value when interest rates decline. Securities with long maturities, excessive optionality (as a result of call features) and unusual indexes tend to produce the most market risk during interest rate movements. Rate shocks of minus 100 and plus 100, 200, 300 and 400 basis points were applied to the securities portfolio to determine how Tier 1 capital would be affected if the securities portfolio had to be liquidated and all gains and losses were recognized. The test revealed that, as of December 31, 2014, the risk-based capital ratio would remain adequate under these scenarios.

Economic Risk

Economic risk is the risk that the long-term or underlying value of Juniata will change if interest rates change. Economic value of equity (EVE) represents the change in the value of the balance sheet without regard to business continuity. Generally, banks are exposed to rising interest rates on an economic value of equity basis because of the inherent mismatch between longer duration assets compared to shorter duration liabilities. Rate shocks are applied to all financial assets and liabilities, using parallel and non-parallel rate shifts of 100 to 400 basis points to estimate the change in EVE under the various scenarios. As of December 31, 2014, a non-parallel 200 basis point increase shock in rates produced an estimated 6.7% decline in EVE, indicating a stable value well within Juniata’s policy guidelines.

Off-Balance Sheet Arrangements

Juniata has numerous off-balance sheet loan obligations that exist in order to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit and letters of credit. Because many commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. These instruments involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated financial statements. Juniata does not expect that these commitments will have an adverse effect on its liquidity position.

Exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual notional amount of those instruments. Juniata uses the same credit policies in making these commitments as it does for on-balance sheet instruments.

Juniata had outstanding loan origination commitments aggregating $38,776,000 and $33,532,000 at December 31, 2014 and 2013, respectively. In addition, Juniata had $6,245,000 and $7,457,000 outstanding in unused lines of credit commitments extended to its customers at December 31, 2014 and 2013, respectively.

Letters of credit are instruments issued by Juniata that guarantee payment by JVB to the beneficiary in the event of default by Juniata's customer in the non-performance of an obligation or service. Most letters of credit are extended for a one-year period. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Juniata holds collateral supporting those commitments for which collateral is deemed necessary. The amount of the liability as of December 31, 2014 and 2013 for guarantees under letters of credit issued is not material.

The maximum undiscounted exposure related to these guarantees at December 31, 2014 was $1,602,000, and the approximate value of underlying collateral upon liquidation that would be expected to cover this maximum potential exposure was $5,168,000.

In 2009, Juniata executed an agreement to obtain technology outsourcing services through an outside service bureau, and those services began in June 2010. The agreement provides for termination fees if Juniata cancels the services prior to the end of the 8-year commitment period. The termination fee would be an amount equal to one hundred percent of the estimated remaining value of the terminated services if terminated in the first contract year, ninety percent of the estimated remaining value of the terminated services if terminated in the second contract year, eighty percent and seventy percent of the remaining value of the terminated services if terminated in the third and fourth contract years, respectively, and sixty percent of the remaining value of the terminated services if terminated in contract years five through eight. Termination fees are estimated to be approximately $1,108,000 at December 31, 2014. Since Juniata does not expect to terminate these services prior to the end of the commitment period, no liability has been recorded at December 31, 2014.

Juniata has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

Effects of Inflation

The performance of a bank is affected more by changes in interest rates than by inflation; therefore, the effect of inflation is normally not as significant to Juniata as it is to other businesses and industries. During periods of high inflation, the money supply usually increases and banks normally experience above average growth in assets, loans and deposits. A bank’s operating expenses may increase during inflationary times as the price of goods and services increase.

A bank’s performance is also affected during recessionary periods. In times of recession, a bank usually experiences a tightening on its earning assets and on its profits. A recession is usually an indicator of higher unemployment rates, which could mean an increase in the number of nonperforming loans because of continued layoffs and other deterioration of consumers’ financial condition.

FNBPA’S SPECIAL MEETING

This proxy statement/prospectus is being furnished to FNBPA shareholders by FNBPA’s board of directors in connection with the solicitation of proxies from the holders of FNBPA common stock for use at the special meeting of FNBPA shareholders and any adjournments or postponements of the special meeting.

Date, Time and Place

The FNBPA special meeting will be held on November 4, 2015 at 1:00 p.m., local time, at the Port Allegany VFW Post Home, 4743 Route 155 South, Port Allegany, Pennsylvania 16743, subject to any adjournments or postponements.

Matters to be Considered

At the special meeting, FNBPA shareholders will be asked to consider and vote upon the following proposals:

1.	Adoption of the merger agreement as described in detail under the heading “The Merger” beginning on page 37;
2.	Approval of a proposal to authorize the board of directors to adjourn the special meeting, if necessary, to solicit additional proxies in favor of adoption of the merger agreement; and
3.	Transaction of any such other business as may properly be presented at the meeting or any adjournment or postponement of the meeting.

At this time, FNBPA board of directors is unaware of any matters, other than those set forth above, that may properly come before the special meeting.

Shareholders Entitled to Vote

The close of business on September 11, 2015 has been fixed by FNBPA’s board of directors as the record date for the determination of those holders of FNBPA common stock who are entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting.

At the close of business on the record date there were 262,352 shares of FNBPA common stock outstanding and entitled to vote, held by approximately 182 holders of record. A list of the shareholders of record entitled to vote at the special meeting will be available for examination by FNBPA shareholders.

Quorum and Required Vote

The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of FNBPA common stock entitled to vote at the special meeting constitutes a quorum for the transaction of business at the special meeting. There must be a quorum for the special meeting to be held. Abstentions are counted for purposes of determining the presence or absence of a quorum, but are not considered a vote cast under Pennsylvania law. Brokers holding shares in street name for their customers generally are not entitled to vote on certain matters unless they receive voting instructions from their customers. Such shares for which brokers have not received voting instructions from their customers are called “broker non-votes.” Under Pennsylvania law, broker non-votes will be counted to determine if a quorum is present with respect to any matter to be voted upon by shareholders at the special meeting only if such shares have been voted at the meeting on another matter other than a procedural motion.

Each holder of record of shares of FNBPA common stock as of FNBPA’s record date is entitled to cast one vote per share at the special meeting on each proposal.

The affirmative vote of holders of two-thirds of the outstanding shares of FNBPA common stock entitled to vote at the meeting is required to adopt the merger agreement. Abstentions and broker non-votes will have the effect of a vote against this proposal.

Approval of each of the other proposals requires the affirmative vote of a majority of the votes cast at the meeting, in person or by proxy, except in cases where the vote of a greater number of shares is required by law or under FNBPA’s articles of incorporation. Abstentions and broker non-votes will have no effect on each of these other proposals.

How Shares Will Be Voted at the Special Meeting

All shares of FNBPA common stock represented by properly executed proxies received before or at the special meeting, and not properly revoked, will be voted as specified in the proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” the adoption of the merger agreement, and “FOR” the adjournment or postponement of the special meeting, if necessary, to permit further solicitation of proxies as included in this proxy statement/prospectus.

If you hold shares of FNBPA common stock in street name through a bank, broker or other nominee holder, the nominee holder may only vote your shares in accordance with your instructions. If you do not give specific instructions to your nominee holder as to how you want your shares voted, your nominee will indicate that it does not have authority to vote on the proposal, which will result in what is called a “broker non-vote.” Broker non-votes will not be deemed to have been voted on any of the proposals.

If any other matters are properly brought before the special meeting, the proxies named in the proxy card will vote the shares represented by duly executed proxies in accordance with the direction of FNBPA’s board of directors.

How to Vote Your Shares

FNBPA shareholders may vote at the special meeting by one of the following methods:

Voting by Mail.  You may vote by completing and returning the enclosed proxy card. Your proxy will be voted in accordance with your instructions. If you do not specify a choice on one of the proposals described in this proxy statement/prospectus, your proxy will be voted in favor of that proposal.

Voting in Person.  If you attend the meeting, you may deliver your completed proxy card in person or may vote by completing a ballot which will be available at the meeting. If your shares are registered in the name of a broker or other nominee and you wish to vote at the meeting, you will need to obtain a legal proxy from your bank or brokerage firm. Please consult the voting form sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote in person at the special meeting.

Voting by Internet.  You may vote by Internet using the website designated on your proxy card. Have your proxy card in hand when you access the web site, and follow the instructions to obtain your records and to create an electronic voting instruction form.

Voting by Phone.  You may use any touch-tone telephone within the USA to transmit your voting instructions using the toll-free number designated on your proxy card. Have your proxy card in hand when you call, and follow the instructions in the recorded message.

How to Change Your Vote

If you are a registered shareholder, you may revoke any proxy at any time before it is voted at the special meeting by (1) signing and returning a proxy card with a later date, submitting a later proxy vote using the telephone or Internet information provided on your proxy card, (2) delivering a written revocation letter to the Secretary of FNBPA or (3) attending the special meeting in person, notifying the Secretary and voting by ballot at the special meeting. FNBPA’s Secretary’s mailing address is 64 Main Street, Port Allegany, Pennsylvania 16743. If your shares are registered in the name of a broker or other nominee, you may later revoke your proxy instructions by informing the holder of record in accordance with that entity’s procedures. FNBPA will honor the latest vote cast.

Solicitation of Proxies

The board of directors of FNBPA is soliciting proxies for use at the FNBPA special meeting. FNBPA will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, FNBPA will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of FNBPA common stock and secure their voting instructions. FNBPA will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, FNBPA may use several of its regular employees, who will not be additionally compensated, to solicit proxies from FNBPA shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Juniata and FNBPA will share equally the expenses incurred in connection with the printing and distribution of this proxy statement/prospectus.

Attending the Meeting

All holders of FNBPA common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without both proper proof of share ownership and proper photo identification.

Voting Agreements

As of the record date, directors and executive officers of FNBPA and their affiliates had the right to vote 15,238 shares of FNBPA common stock, or 5.81% of the outstanding FNBPA common stock entitled to be voted at the special meeting. In accordance with the terms of the merger agreement, each of the directors of FNBPA, collectively owning 13,118 shares of FNBPA common stock, or 5% of FNBPA’s outstanding common stock, has executed a letter agreement, commonly known as an affiliate letter, in favor of Juniata pursuant to which he or she has agreed to vote all shares of FNBPA common stock owned by him or her in favor of adoption of the merger agreement and the transactions contemplated thereby.

Proposal No. 1 — Adoption of the Merger Agreement

FNBPA is asking its shareholders to adopt the merger agreement. For a detailed discussion of the merger, including the terms and conditions of the merger agreement, see “The Merger”, beginning on page 37. As discussed in detail in the sections entitled “The Merger — FNBPA’s Reasons for the Merger”, and “— Recommendation of FNBPA’s Board of Directors”, beginning on pages 43 and 45, respectively, after careful consideration, FNBPA’s board of directors determined that the terms of the merger agreement and the transactions contemplated by it are in the best interests of FNBPA, and the board unanimously approved the merger agreement. Accordingly, FNBPA’s board of directors unanimously recommends that FNBPA shareholders vote “FOR” adoption of the merger agreement.

Adoption of the merger agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of FNBPA common stock, in person or by proxy, at FNBPA’s special meeting. Abstentions and broker non-votes will effectively act as a vote against adoption of the merger agreement.

Proposal No. 2 — Authorization to Vote on Adjournment or Other Matters

If, at the FNBPA special meeting, the number of shares of FNBPA common stock present, in person or by proxy, is insufficient to constitute a quorum, or the number of shares of FNBPA common stock voting in favor is insufficient to adopt the merger agreement, FNBPA’s board of directors intends to move to adjourn the special meeting in order to enable FNBPA’s board of directors more time to solicit additional proxies in favor of adoption of the merger agreement. In that event, FNBPA will ask its shareholders to vote only upon the adjournment proposal and not the proposal relating to adoption of the merger agreement.

In this proposal, FNBPA is asking you to grant discretionary authority to the holder of any proxy solicited by FNBPA’s board of directors so that such holder can vote in favor of the proposal to adjourn the special meeting to solicit additional proxies. If the shareholders of FNBPA approve the adjournment proposal, FNBPA could adjourn the special meeting, and any adjourned session of the special meeting, and use the additional time to solicit additional proxies, including the solicitation of proxies from shareholders who have previously voted.

Generally, if the special meeting is adjourned, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the meeting is adjourned.

Pursuant to FNBPA’s bylaws, the adjournment proposal requires the affirmative vote of a majority of votes cast, in person and by proxy, at the FNBPA special meeting. Abstentions and broker non-votes will have no effect on the adjournment proposal.

FNBPA’s board of directors recommends a vote “FOR” the proposal to authorize the board of directors to adjourn the special meeting of shareholders to allow time for the further solicitation of proxies to adopt the merger agreement.

INFORMATION ABOUT FNBPA BANCORP, INC.

Business

FNBPA is a Pennsylvania business corporation with its principal executive offices at 64 Main Street, Port Allegany, PA 16743. FNBPA was incorporated on August 18, 2009 and is registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended. FNBPA’s telephone number is (814) 642-2531, and its website address is www.fnbpa.net. FNBPA is not required to file reports with the Securities and Exchange Commission.

FNBPA’s principal activity consists of owning and supervising its subsidiary, Port Allegany Bank, and FNBPA’s net income is largely derived from the business of Port Allegany Bank.

Port Allegany Bank was originally incorporated in April 1888, as a national bank. The bank was reorganized into a bank holding company structure on August 18, 2009.

Port Allegany Bank engages in a full-service commercial banking business, including accepting time and demand deposits, making secured and unsecured commercial and consumer loans, financing commercial transactions and making construction and mortgage loans. The bank’s deposits are insured by the FDIC to the extent provided by law.

As of June 30, 2015, the bank had total assets of approximately $95.9 million, total shareholders’ equity of approximately $10 million, total loans receivable, net of allowance for loan losses, of approximately $46.7 million, and total liabilities of approximately $81.7 million, which includes $80 million of deposits.

On June 30, 2015, the bank had 24 full-time employees and no part-time employees. Management considers relations with its employees to be good. Port Allegany Bank is not a party to any collective bargaining agreement.

Competition

Port Allegany Bank’s core service area consists primarily of Potter and McKean Counties, Pennsylvania. Within this service area, the banking business is highly competitive. Port Allegany Bank competes with local banks, as well as numerous regionally based commercial banks, most of which have assets, capital and lending limits far larger than those of the bank. Port Allegany Bank also competes with savings banks, savings and loan associations, money market funds, insurance companies, stock brokerage firms, regulated small loan companies, credit unions and with the issuers of commercial paper and other securities. The industry competes primarily in the area of interest rates, products offered, customer service and convenience.

Many of Port Allegany Bank’s competitors enjoy several advantages over it, including larger asset and capital bases, and the ability to finance wide-ranging advertising campaigns and to allocate their investment assets to areas of highest yield and demand.

Properties

All properties utilized by FNBPA are owned or leased by Port Allegany Bank, and are summarized below. With respect to those properties that are owned, all are owned free and clear of any lien.

Port Allegany Bank owns and operates for banking purposes, the buildings located at:

•	Main Office, 64 Main Street, Port Allegany, PA 16743
•	Coudersport Office, 118 East Second Street, Coudersport, PA 16915

Port Allegany Bank leases one office:

•	Lillibridge Place Office, 52 West Mill Street, Port Allegany, PA 16743

All of these properties are in good condition and are deemed by management to be adequate for FNBPA’s purposes.

Legal Proceedings

There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which FNBPA, or any of its subsidiaries, is a party or of which any of their respective property is subject.

Market Price of and Dividends on FNBPA’s Common Stock

There is a very limited public trading market for FNBPA’s common stock. FNBPA’s common stock is quoted on the OTC Pink Marketplace under the symbol “FNBP.” Following is a summary of the high and low bid quotations reported by the OTC Pink Marketplace market and dividends paid by FNBPA for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark up, mark down or commission, and may not represent actual transactions.

	2015		2014		2013
	High	Low	High	Low	High	Low
1st quarter	$35.50	35.00	36.65	34.95	35.35	33.75
2nd quarter	35.50	34.00	36.50	34.00	35.34	35.00
3rd quarter	47.50	35.00	36.25	35.50	35.50	35.00
4th quarter			36.00	34.10	36.00	35.50

Quarterly dividend information for FNBPA common stock is presented below:

	2015	2014	2013
1st quarter	$—	—	—
2nd quarter	0.60	0.60	0.55
3rd quarter	—	—	—
4th quarter	—	1.05	1.00
Total	$0.60	1.65	1.55

FNBPA’s common stock was held by approximately 182 holders of record as of September 11, 2015. The last reported sales price for FNBPA’s common stock was $47.50 on July 17, 2015.

Security Ownership of Certain Beneficial Holders of FNBPA

Beneficial ownership of FNBPA common stock was determined by referring to Securities and Exchange Commission Rule 13d-3, which provides that a person should be credited with the ownership of any stock held, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:

•	Voting power, which includes power to vote or to direct the voting of the stock;
•	Investment power, which includes the power to dispose or direct the disposition of the stock; or
•	The right to acquire beneficial ownership within 60 days after September 11, 2015.

Beneficial Ownership of Principal Holders

The following table shows, to the best of FNBPA’s knowledge, those persons or entities, who owned of record or beneficially, on September 11, 2015, more than 5% of FNBPA’s outstanding common stock.

Title of Class of Security	Name and Residential Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Hamlin Corporation 333 West Main Street Smethport, PA 16749	26,235	9.99%
Common	Carolin F. Carlson 334 Robin Road Waverly, Ohio 45690	25,280	9.64%
Common	Joyce O. Lane 401 Hillside Avenue Port Allegany, PA 16743	12,632	5.58%

Beneficial Ownership of Executive Officers and Directors

The following table sets forth, as of September 11, 2015, and from information supplied by the respective persons, the amount and the percentage, if over 1%, of FNBPA common stock beneficially owned by each director, each nominee for director, each of the executive officers and all executive officers and directors of FNBPA as a group.

Title of Class of Security	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Total Shares(1)
Common	Lance E. Eastman	3,000	(2)	1.14%
Common	R. Keith Fortner	1,210	(3)	<1.00%
Common	Gary E. Kelsey	1,000		<1.00%
Common	Daniel F. Lane, III	400		<1.00%
Common	Joseph W. Lashway	130		<1.00%
Common	Martin L. Moses	4,407	(4)	1.68%
Common	Benjamin R. Olney	4,591	(5)	1.75%
Common	Cynthia L. Bosworth	500	(6)	<1.00%
(Officers and Directors as a Group)		15,238		5.81%

(1)	Based on 262,352 shares of common stock issued and outstanding as of September 11, 2015.
(2)	Mr. Eastman holds 40 shares individually and 2,480 shares jointly with his spouse, and 480 shares owned individually by his spouse.
(3)	Mr. Fortner holds 300 shares individually and 900 shares jointly with his spouse, and his son has 10 shares held jointly with Mr. Fortner’s spouse.
(4)	Mr. Moses holds 480 shares individually, 370 shares jointly with his spouse and 2,357 shares jointly with his mother. Mr. Moses’ spouse holds 1,200 shares jointly with her father.
(5)	Mr. Olney holds 100 shares individually and 4,491 shares owned jointly with his spouse.
(6)	Held jointly with her spouse.

Transactions with Related Parties.

Certain directors and executive officers of FNBPA and their associates were customers of and had transactions with FNBPA in the ordinary course of business during the fiscal year ended December 31, 2013 and 2014. Similar transactions may be expected to take place in the future. Such transactions included the purchase of certificates of deposit and extensions of credit in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with persons not related to the lender and did not involve more than the normal risks of collectability or present other unfavorable features. It is expected that any other transactions with directors and officers and their associates in the future will be conducted on the same basis. The Board of Directors must approve all related party transactions that are significant. In turn, the director or officer in question is excused from the Board meeting at the time the decision is made. The aggregate extensions of credit to all such persons, as a group, totaled $1.17 million at December 31, 2013, and $1.27 million at December 31, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of FNBPA Bancorp, Inc. — Three and Six Months Ended June 30, 2015 and 2014

The following discussion and analysis summarizes FNBPA’s results of operations and highlights material changes for the three and six months ended June 30, 2015, and June 30, 2014, and its financial condition as of June 30, 2015. This discussion is intended to provide additional information which may not be readily apparent from the consolidated selected financial data included elsewhere in this document. Reference should be made to the selected financial data presented for a complete understanding of the following discussion and analysis.

This discussion and analysis should be read in conjunction with the consolidated unaudited financial statements and related footnotes for the three and six months ended June 30, 2015 beginning on page F-0 of this document. Other than as described herein, management does not believe there are any trends, events or uncertainties that are reasonably expected to have a material impact on future results of operations, liquidity or capital resources.

This discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties, such as FNBPA’s plans, objectives, expectations and intentions. Therefore, this analysis should be read in conjunction with the section of this document titled “A Warning About Forward-Looking Information” on page 35.

Critical Accounting Policies

FNBPA’s unaudited consolidated financial statements for the three and six month period ended June 30, 2015, and June 30, 2014, are prepared based on the application of certain accounting policies. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or are subject to variations which may significantly affect FNBPA’s reported results and financial position for the period or in future periods. Changes in underlying factors, assumptions, or estimates in any of these areas can have a material impact on future financial condition and results of operations.

FNBPA has identified several policies as being critical because they require management to make particularly difficult, subjective and/or complex judgments about matters that are inherently uncertain and because of the possibility that materially different amounts would be reported under different conditions or using different assumptions. These policies relate to the allowance for loan losses, valuation of securities, and accounting for income taxes.

FNBPA performs periodic and systematic detailed reviews of its loan portfolio to assess overall collectability. The level of the allowance for loan losses reflects an estimate of the losses inherent in the loan portfolio at any point in time. While these estimated losses are based on substantiated methods for determining allowance requirements, actual outcomes may differ significantly from estimated results, especially when determining allowances for business and commercial real estate loans. These loans are normally larger and more complex, and their collection rates are harder to predict. Consumer loans are individually smaller and perform in a more homogenous manner, making loss estimates more predictable.

FNBPA records its available-for-sale securities at fair value. Fair value of these securities is determined based on methodologies in accordance with generally accepted accounting principles. Fair values are volatile and may be influenced by a number of factors, including market conditions, discount rates, credit ratings and yield curves. Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values used are based on the quoted prices of similar instruments or an estimate of fair value by using a range of fair value estimates in the marketplace as a result of the illiquid market specific to the type of security.

When the fair value of a security is below its amortized cost, and depending on the length of time the condition exists and the extent the fair value is below amortized cost, additional analysis is performed to determine whether an other-than-temporary impairment condition exists. Available-for-sale securities are analyzed quarterly for possible other than temporary impairment. The analysis considers (i) whether FNBPA has the intent to sell the securities prior to recovery and/or maturity and (ii) whether it is more likely than not that FNBPA will have to sell the securities prior to recovery and/or maturity. Often, the information available to conduct these assessments is limited and rapidly changing, making estimates of fair value subject to judgment. If actual information or conditions are different than estimated, the extent of the impairment of the security may be different than previously estimated, which could have a material effect on FNBPA’s results of operations and financial condition.

Deferred income tax assets and liabilities are determined using the liability method. Under this method, the net deferred tax asset or liability is recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

FNBPA evaluates the carrying amount of its deferred tax assets on a quarterly basis or more frequently, if necessary, in accordance with the guidance provided in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740 (ASC 740), in particular, applying the criteria set forth therein to determine whether it is more likely than not some portion, or all, of the deferred tax asset will not be realized within its life cycle, based on the weight of available evidence. If management makes a determination based on the available evidence that it is more likely than not that some portion or all of the deferred tax assets will not be realized in future periods, a valuation allowance is calculated and recorded. These determinations are inherently subjective and dependent upon estimates and judgments concerning management’s evaluation of both positive and negative evidence. In assessing the need for a valuation allowance, FNBPA carefully weighs both positive and negative evidence currently available. Judgment is required when considering the relative impact of such evidence. The weight given to the potential effect of positive and negative evidence must be commensurate with the extent to which it can be objectively verified.

Overview

FNBPA is a Pennsylvania corporation headquartered in Port Allegany, Pennsylvania and is the holding company for First National Bank of Port Allegany (“Port Allegany Bank”), which is a national bank also headquartered in Port Allegany, Pennsylvania. Port Allegany Bank provides a full range of commercial and consumer banking services to individuals, businesses and municipalities in Potter and McKean Counties, Pennsylvania.

FNBPA had total consolidated assets of $91,891,085, net loans of $46,855,609, deposits of $79,990,602 and shareholders’ equity of $10,219,022 at June 30, 2015. Net income for the six months ended June 30, 2015 was $293,083, or $1.12 per share, as compared to net income of $391,900, or $1.49 per share, for the six months ended June 30, 2014. The annualized return on average assets was .61% for the six months ended June 30, 2015 as compared with .83% for the comparable period in 2014. The annualized return on average equity was 5.70% for the first six months of 2015 as compared with 7.71% for the same period in 2014. The decrease in the return on average assets and average equity ratios is primarily attributable to the decrease in net income earned during the six month period ending June 30, 2015 as compared with the same period in 2014.

Results of Operations

For the three months ended June 30, 2015, total interest income decreased $23,206, or 2%, to $820,826 from $844,032 for the three months ended June 30, 2014. The decrease was principally due to the decrease in interest rate yields.

Total interest expense decreased $15,858, or 18%, to $72,451, for the three months ended June 30, 2015 from $88,309 for the three months ended June 30, 2014. This was attributable to a decrease in the cost of funds.

Net interest income decreased by $7,348, to $748,375 for the three months ended June 30, 2015 from $755,723 for the three months ended June 30, 2014.

For the six months ended June 30, 2015, total interest income decreased $111,132, or 6.31%, to $1,650,685 from $1,761,817 for the six months ended June 30, 2014. This decrease was due to a decrease in the average rate received on investment securities and loans.

Total interest expense decreased $37,872, or 20.56%, to $146,319 for the six months ended June 30, 2015 from $184,191 for the six months June 30, 2014. The decrease was due to the decrease in time deposits, which was partially offset by a decrease in the average rate paid on deposit accounts

Net interest income decreased by $73,260, to $1,504,366 for the six months ended June 30, 2015 from $1,577,626 for the six months ended June 30, 2014. The net interest margin decreased to 3.44% for the six months ended June 30, 2015 from 3.68% during the six months ended June 30, 2014. The decrease in cost of funds was not enough to offset the decline in the yield on earning assets, which had the impact of compressing the net interest spread and net interest margin at June 30, 2015 as compared to June 30, 2014.

The following table presents FNBPA’s average balances, interest rates, interest income and expense, interest rate spread and net interest margin, for the six months ended June 30, 2015 and twelve months ended December 31, 2014.

	For the Six Months Ended June 30, 2015			For the Twelve Months Ended December 31, 2014
Balances and Interest Rates (Dollars in thousands)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets
Interest earning assets:
Federal Funds Sold	$3,651	$3	.21%	$1,225	$1	.16%
Certificates of Deposit	176	1	1.00%	249	1	.80%
Investment Securities	37,136	457	2.47%	39,930	545	2.73%
Loans	46,503	1,189	5.12%	44,976	1,215	5.40%
Total interest-earning assets	87,466	1,650	3.77%	86,380	1,762	4.08%
Other assets	8,569			7,872
Total assets	$96,035			$94,252
Liabilities and shareholders’ equity
Interest-bearing liabilities:
Deposit accounts:
Interest-bearing non-maturity deposits	$39,353	$48	.25%	$35,160	$44	.25%
Time deposits	21,025	98	.92%	26,479	140	1.05%
Total interest-bearing liabilities	60,378	146	.48%	61,639	184	.60%
Demand deposits	19,472			17,599
Other liabilities	5,910			4,803
Shareholders’ equity	10,275			10,212
Total liabilities and shareholders’ equity	$96,035			$94,253
Net interest income before taxes		$1,504			$1,578
Net interest spread			3.29%			3.48%
Net interest margin			3.44%			3.65%

For yield computation purposes, non-accruing loans are included in average loan balances and any income recognized on these loans is included in interest income.

Securities held as available-for-sale are carried at amortized cost for purposes of calculating average yield.

Net interest income can also be analyzed in terms of the impact of changing interest rates and changing volumes, which is reflected in the following table for the periods indicated.

Rate Volume Analysis of Net Interest Income
For the Six Months Ended June 30,

In thousands

	2015 vs. 2014
	Increase/(Decrease)
(In thousands)	Volume	Rate	Net Change
Interest-Earning Assets:
Federal funds sold	$2		$2
Investment securities	(38)	(50)	(88)
Loans	44	(70)	(26)
Net Change in Interest Income	$8	(120)	(112)
Interest-Bearing Liabilities:
Interest-bearing non-maturity deposits	$4		4
Time deposits	(38)	(4)	(42)
Net Change in Interest Expense	$(34)	(4)	(38)
CHANGE IN NET INTEREST INCOME
	$42	(116)	(74)

Provision for Loan Losses

The provision for loan losses represents management’s determination of the amount necessary to be charged to operations in order to maintain the allowance for loan losses at a level that represents management’s best estimate of the known and inherent losses in the existing loan portfolio. Credit exposures deemed uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off loans are credited to the allowance for loan losses. Management performs periodic evaluations of the allowance for loan losses with consideration given to historical, internal and external factors. In evaluating the adequacy of the allowance for loan losses, management considers historical loss experience, delinquency trends and charge-off activity, status of past due and non-performing loans, growth within the portfolio, the amount and types of loans comprising the loan portfolio, adverse situations that may affect a borrower’s ability to pay, the estimated value of underlying collateral, peer group information and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are caused to undergo interpretation and possible revision as events occur or as more information becomes available. Loans are also reviewed for impairment based on discounted cash flows using the loans’ initial effective interest rates or the fair value of the collateral for certain collateral dependent loans as provided under the accounting standard relating to Accounting by Creditors for Impairment of a Loan. The allowance for loan losses was $546,388, or 1.15% of total loans outstanding at June 30, 2015, as compared to $573,057, or 1.25% of total loans at June 30, 2014.

Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses, if necessary, in order to maintain the adequacy of the allowance. Management believes the allowance for loan losses at June 30, 2015 is maintained at a level that is adequate to absorb probable and potential losses inherent in the loan portfolio. At the same time, management continues to allocate dedicated resources to continue to manage at-risk credits.

Other Income

Other income represents 9.25% of total revenues for the six months ending June 30, 2015, as compared with 8.62% for the six month period ending June 30, 2014. Total other operating income increased 1.25% for the six month period ending June 30, 2015, as compared with the six month period ending June 30, 2014.

Other Operating Expense

The following table presents the components of other operating expense for the six months ended June 30, 2015 and 2014.

Other Operating Expense (Dollars in thousands)	Six Months Ended June 30,
	2015	Increase/(Decrease)
		2014	Amount	%
Salaries and employee benefits	$733	$689	$44	6.38%
Occupancy expense	187	182	5	2.67%
FDIC premium	32	31	1	3.22%
Bank shares tax expense	38	46	(8)	17.39%
Professional services	99	100	(1)	1.00%
Other expenses	265	261	4	1.53%
	$1,354	$1,309	$45	3.43%

Other operating expenses increased 3.43% during the six month period ending June 30, 2015. The increase is principally due to increased salaries and benefits due to merit increases.

Provision for Federal Income Taxes

Federal income tax expense was $25,982 for the period ending June 30, 2015 and $42,637 for the period ending June 30, 2014.

Financial Condition as of June 30, 2015 and December 31, 2014

Securities

The following table sets forth the composition of the investment securities portfolio for the periods presented:

Investment Securities (In thousands)	June 30, 2015	December 31, 2014
Available for Sale Securities (at fair value):
U.S. Government agencies and Federal agencies	$1,974	$2,235
State and municipal	14,222	15,160
Taxable municipal	835	842
Asset Backed Securities	1,165	1,314
Corporate Securities	1,282	766
Mortgage-backed securities	17,793	16,118
Total	$37,271	$36,435

(In thousands)	June 30, 2015	December 31, 2014
Held to maturity (at amortized cost):
Mortgage – backed (Fair value of $38 and $50)	$36	$47
State and municipal (Fair value of $959 and $967)	950	947
Total	$986	$994

From December 31, 2014, to June 30, 2015, the investment portfolio increased as loan repayments were invested into the investment portfolio. The balances are primarily comprised of residential mortgage pass-through securities either guaranteed or issued by the Government National Mortgage Association (“GNMA”), the Federal National Mortgage Association (“FNMA”), the Federal Home Loan Mortgage Corporation (“FHLMC”), or other government agencies, corporate and municipal obligations. FNBPA invests in securities for the cash flow and yields they produce and not to profit from trading. FNBPA holds no trading securities in its portfolio, and the portfolio does not contain high risk securities or derivatives as of June 30, 2015.

Restricted Investments in Bank Stocks

Restricted stock, which represents required investments in the common stock of correspondent banks, is carried at cost and, as of June 30, 2015 and December 31, 2014, consists of the common stock of Atlantic Community Bankers Bank (“ACBB”), Federal Reserve Bank of Philadelphia (“FRB”) and the Federal Home Loan Bank of Pittsburgh (“FHLB-Pitt”).

Management believes no impairment charge is necessary with regard to such restricted stock as of June 30, 2015 and December 31, 2014.

Loans

The loan portfolio comprises the major component of FNBPA’s earning assets and is the highest yielding asset category. Net loans increased $1,237,891, or 2.71%, to $46,855,609 at June 30, 2015 from $45,617,718 at December 31, 2014. The increase was due to increased loan demand.

All of FNBPA’s loans are to domestic borrowers.

Credit Risk and Loan Quality

The following table presents non-performing loans and assets as of June 30, 2015 and December 31, 2014:

Non-Performing Assets (Dollars in thousands)	June 30, 2015	December 31, 2014
Accruing loans past due 90 days	$—	$9
Non-accrual loans	898	841
Total non-performing loans	898	850
Foreclosed real estate	172	172
Total non-performing assets	$1,070	$1,022
Non-performing loans to total loans	1.89%	1.83%
Non-performing assets to total assets	1.16%	1.14%
Allowance to non-performing loans	60.80%	66.12%

The non-performing asset ratios presented in the table reflect a deterioration in the credit quality of the loan portfolio since the 2014 year end. Through the first six months of 2015, Port Allegany Bank experienced an increase of $48,000 in total non-performing loans.

Port Allegany Bank had $171,780 in real estate acquired through foreclosure as of June 30, 2015 and December 31, 2014. The foreclosed real estate as of June 30, 2015 consists of 2 properties.

A loan concentration is considered to exist when the total amount of loans to any one borrower exceeds 15% of the Bank’s capital or 25% of the Bank’s capital to an affiliated group of borrowers or borrowers engaged in or dependent on one industry. In accordance with regulatory rules on lending limits, the amount of the Bank’s total outstanding loans and extensions of credit to one borrower generally may not exceed 15% of the Bank’s capital and surplus, plus an additional 10% of the Bank’s capital and surplus if the amount is fully secured by readily marketable collateral. However, loans to or guaranteed by the general obligations of a State or political subdivision (including a municipality, municipal authority, or public school district) are not subject to these lending limits, and are not considered higher-risk concentrations of credit, because the loans or extensions of credit constitute a general obligation of the respective State or political subdivision, and the Bank has an opinion of counsel or the opinion of that State Attorney General, or other State legal official with authority to opine on the obligation in question, that the loan or extension of credit is a valid and enforceable general obligation of the borrower. There were no loan concentrations as of June 30, 2015.

Port Allegany Bank’s lending policy is executed through the assignment of loan limit authorities to individual officers of Port Allegany Bank and the Board of Directors. Although Port Allegany Bank maintains, in its opinion, sound credit policies, certain loans may deteriorate for a variety of reasons. Port Allegany Bank’s policy is to place consumer loans in a non-accrual status upon becoming 180 days delinquent and to place commercial loans in a non-accrual status upon becoming 90 days delinquent in their payments, unless the loan is well secured and there is a documented, reasonable expectation of the collection of the delinquent amount. Loans are reviewed daily as to their status. Management is not aware of any potential loan problems that have not been disclosed in this report.

Allowance for Loan Losses

As a result of management’s ongoing assessment as to the adequacy of the allowance for loan losses in consideration of the risks and trends associated with the loan portfolio, no provision was made to the allowance for loan losses for the six months ended June 30, 2015 and no provision was made for the six months ended June 30, 2014. Management determined that the total of the allocated and unallocated allowance for loan losses was adequate to absorb any losses inherent in the portfolio. Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary, and the results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that material increases will not be necessary should the quality of the loans deteriorate as a result of factors previously discussed.

Analysis of the Allowance for Loan Losses (Dollars in thousands)	June 30, 2015	June 30, 2014
Beginning balance	$562	$572
Provision for loan losses	0	0
Charge-offs:
Commercial	0	0
Real estate	0	(8)
Installments	(29)	(1)
Total charge-offs	(29)	(9)
Recoveries:
Commercial	0	1
Real estate	0	0
Installments	13	9
Total recoveries	13	10
Net (charge-offs)/recoveries	(16)	1
Ending balance	$546	$573
Net (charge-offs)/recoveries to average loans (annualized)	.07%	.00%
Allowance for loan losses to total loans	1.15%	1.25%

Although management is proactive in identifying and dealing with credit issues that it can control, it anticipates that, going forward, additional provisions to its allowance for loan losses may be warranted as a result of economic factors it cannot control.

Deposits

Deposits are the major source of Port Allegany Bank’s funds for lending and investing purposes. Total deposits at June 30, 2015 were $79,990,602, an increase of $2,562,062, or 3.31%, from total deposits of $77,428,540 at December 31, 2014. Most of the deposit increase was attributable to normal fluctuations in the deposit balances over the course of the year.

Borrowings

Port Allegany Bank had no outstanding balances at June 30, 2015 and December 31, 2014. Port Allegany Bank has a maximum borrowing capacity of $12,411,700 at the Federal Home Loan Bank of Pittsburgh. Port Allegany Bank had no borrowings under this line at June 30, 2015 or December 31, 2014.

Shareholders’ Equity and Capital Adequacy

At June 30, 2015, shareholders’ equity for FNBPA totaled $10,219,022, a decrease of $11,643 from shareholders’ equity of $10,230,665 at December 31, 2014. The decrease was due to decrease in accumulated other comprehensive income offset in part by net income for the period.

FNBPA meets the eligibility criteria of a small bank holding company in accordance with the Federal Reserve Board’s Small Bank Holding Company Policy Statement. Accordingly, FNBPA is exempt from certain regulatory capital requirements administered by the federal banking agencies. However, Port Allegany Bank is subject to various regulatory capital adequacy requirements administered by the Federal Reserve Board. The table that follows presents Port Allegany Bank’s capital ratios as reported to its bank regulators. Tier 1 capital includes common stock, surplus, and retained earnings less disallowed goodwill and other intangible assets. Total capital consists of tier 1 capital and the allowance for loan losses. Port Allegany Bank exceeds both the regulatory minimums and the requirements necessary for designation as a “well-capitalized” institution.

Capital Ratios (of Bank)	June 30, 2015	December 31, 2014	“FNBPA Policy Guideline”	“Regulatory Well Capitalized” Requirement
Tier 1 capital (to average assets)	10.03%	11.57%	4.00%	5.00%
Tier 1 capital (to risk-weighted assets)	18.84%	24.19%	4.00%	6.00%
Total risk-based capital (to risk-weighted assets)	19.90%	25.44%	8.00%	10.00%

Off-Balance Sheet Arrangements

FNBPA is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, and to a lesser extent, letters of credit. At June 30, 2015, FNBPA had unfunded outstanding commitments to extend credit of $954,000 and outstanding letters of credit of $108,000. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements.

Liquidity

Liquidity refers to FNBPA’s ability to generate adequate amounts of cash to meet financial obligations to its customers in order to fund loans, to respond to deposit outflows and to cover operating expenses. Maintaining a level of liquid funds through asset/liability management seeks to ensure that these needs are met at a reasonable cost. Liquidity is essential to compensate for fluctuations in the balance sheet and provide funds for growth and normal operating expenditures. Sources of liquidity are provided on a continuous basis through scheduled and unscheduled principal reductions and interest payments on outstanding loans and investment securities. Liquidity needs may also be met by converting assets into cash or obtaining sources of additional funding, whether through deposit growth, securities sold under agreements to repurchase or borrowings under lines of credit with correspondent banks.

Liquidity from the asset category is provided through cash, amounts due from banks, interest-bearing deposits with banks and federal funds sold, which totaled $4,789,620 at June 30, 2015, which was $456,743 higher than the $4,332,877 at December 31, 2014. While liquidity sources generated from assets include scheduled and prepayments of principle and interest from securities and loans in FNBPA’s portfolios, longer-term liquidity needs may be met by selling securities available-for-sale, selling loans or raising additional capital. At June 30, 2015, available-for-sale securities with a carrying value of approximately $22,000,000 were readily available for sale for liquidity purposes as compared with $21,000,000 at December 31, 2014.

On the liability side, the primary source of funds available to meet liquidity needs is deposits, preferably at competitive rates. Port Allegany Bank’s core deposits, which exclude certificates of deposit, were $60,104,552 at June 30, 2015 as compared to $55,635,848 at December 31, 2014. Core deposits have historically provided a source of relatively stable and low cost liquidity. Short-term and long-term borrowings utilizing the credit facility established with Federal Home Loan Bank of Pittsburgh are considered to be reliable sources for funding. As of June 30, 2015, Port Allegany Bank had access to a line of credit with FHLB — Pitt totaling $12,411,700.

There are a number of factors that may impact FNBPA’s liquidity position. Changes in interest rates, local economic conditions and the competitive marketplace can influence prepayments on investment securities, loan fundings and payments, and deposit flows. Management is of the opinion that its liquidity position at June 30, 2015 is adequate to respond to fluctuations “on” and “off” the balance sheet since it manages liquidity on a daily basis and expects to have sufficient funds to meet all of its funding requirements.

Except as discussed above, there are no known demands, trends, commitments, events or uncertainties that may result in, or that are reasonably likely to result in, FNBPA’s inability to meet anticipated or unexpected needs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of FNBPA Bancorp, Inc. — Years Ended December 31, 2014 and 2013

The following discussion and analysis summarizes FNBPA’s audited results of operations and highlights material changes for the year ended December 31, 2014 and its financial condition as of December 31, 2014. This discussion is intended to provide additional information which may not be readily apparent from the consolidated selected financial data included elsewhere in this document. Reference should be made to the selected financial data presented for a complete understanding of the following discussion and analysis.

This discussion and analysis should be read in conjunction with the consolidated audited financial statements and related footnotes for the twelve months ended December 31, 2014 beginning on page F-0 of this document. Other than as described herein, management does not believe there are any trends, events or uncertainties that are reasonably expected to have a material impact on future results of operations, liquidity or capital resources.

This discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties, such as FNBPA’s plans, objectives, expectations and intentions. Therefore, this analysis should be read in conjunction with the section of this document titled “A Warning About Forward-Looking Information” on page 35.

Results of Operations

Summary of Financial Results  For the year ended December 31, 2014, FNBPA recorded after-tax net income of $773,745, or $2.95 per share, which was a decrease of approximately $171,719 as compared to the $945,464 after-tax net income, or $3.60 per share recorded for the same period in 2013. Net interest income decreased by approximately $34,457 as a result of declining interest rates and return on investments. Non-interest expenses increased approximately $211,644 due to increases in FDIC insurance due to a refund in the prior year due to FDIC overpayment. The provision for loan losses decreased $22,167, which was attributable to improvement in the portfolio during 2014. See the Provision for Loan Losses section below for the discussion on FNBPA’s allowance for loan losses.

Net Interest Income  Net interest income decreased $34,457, or 1%, to $3,122,876 in 2014 from $3,157,333 in 2013 due to decreases in average interest earning assets. Net interest income is generated from FNBPA’s lending and investment activities, and is the most significant component of earnings. Net interest income is the difference between interest and rate-related fee income on earning assets (primarily loans and investment securities) and the interest paid on the deposits supporting them. FNBPA principally utilizes deposits to fund loans and investments. In order to fund operations in future periods, the organization may utilize short-term and long-term borrowings, based on the prevailing economic conditions, deposit availability and pricing, interest rates and other factors at such time.

The following table provides a comparative average balance sheet and net interest income analysis for the year ended December 31, 2014, as compared to the same period in 2013. Interest income and average rates are presented on a fully taxable-equivalent (FTE) basis, using a 34% federal tax rate. All dollar amounts are in thousands.

	For the Twelve Months Ended December 31,
	2014			2013
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(dollar amounts in thousands)
Interest-earning assets:
Federal funds sold	$2,113	$5	.23%	$3,956	$3	.07%
Certificates of Deposit	249	3	1.09%	249	3	1.09%
Investment securities	38,498	1,040	2.70%	39,996	1,121	2.80%
Loans	45,289	2,426	5.35%	47,910	2,518	5.25%
Total interest-earning assets	86,149	3,474	4.03%	92,107	3,645	3.96%
Other assets	8,464			4,632
Total assets	$94,613			$96,739
Interest-bearing liabilities:
Interest-bearing non-maturity deposits	$36,127	94	.26%	$36,673	98	.27%
Time deposits	25,047	257	1.02%	31,456	390	1.24%
Total interest-bearing liabilities	61,174	351	.57%	68,129	488	.72%
Demand Deposits	18,054			16,332
Other liabilities	4,943			2,740
Stockholders’ equity	10,442			9,538
Total liabilities and shareholders’ equity	$94,613			$96,739
Net interest income and interest rate spread		$3,123	3.46%		$3,157	3.24%
Net interest margin			3.63%			3.43%

Interest income decreased $171,521 or 4.7% in 2014, which was comprised of a $92,405 decrease in interest and fees on loans and a $79,116 decrease in interest and dividends on investment securities.

Average yields on loans increased by .18% basis points, to 5.35% in 2014 from 5.17% in 2013. The increase is reflective of the higher interest rate environment over the past year and local competition.

Interest expense decreased $137,064, or 28% in 2014, resulting from a decrease in deposit balances and interest rates paid on deposit liabilities.

Provision for Loan Losses and Allowance for Loan Losses.  The allowance for loan losses is established through provisions for loan losses charged against income as losses have occurred. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance is based on two basic principles of accounting: (i) FASB ASC Topic 310, Receivables, which requires that losses be accrued when they are probable of occurring and estimable and (ii) FASB ASC Topic 450, Contingencies, which requires that losses be accrued when the loan has become impaired. A loan is considered impaired when, based on current information and events, it is probable that FNBPA will be unable to collect the scheduled payments of principal and interest when due, according to the contractual terms of the loan agreement. Impairment is measured as the difference between a loan’s carried value on the balance sheet and its fair market value. Based on the nature of the loan, its fair value reflects one of the following three measures: (i) the fair market value of collateral; (ii) the present value of the expected future cash flows; or (iii) the loan’s value as observable in the secondary market. Factors considered by management in determining impairment include the payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. The provision for loan losses included in the statements of operations serves to maintain the allowance at a level management considers adequate to provide for losses that can be reasonably anticipated. Management’s periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to pay, the estimated value on any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard, or special mention under FNBPA’s internal criteria for classification. For such loans that are also classified as impaired, an allowance is established when the fair value of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans that have been segmented into groups with similar characteristics and is based on historical loss experience adjusted for qualitative factors.

The provision for loan losses for the year ended December 31, 2014 equaled $562,231, a decrease of $10,044 from 2013. The decrease in the provision for loan losses relates to improvement in net charge-offs because of increased recoveries and improvement in the quality of the loan portfolio.

Non-Interest Income  Non-interest income was $411,003 and $430,531 for the years ended December 31, 2014 and 2013, respectively.

Non-Interest Expense.  Non-interest expense was $2,655,617 and $2,443,973 for the years ended December 31, 2014 and 2013, respectively. The $211,644 increase was primarily attributable to an increase in FDIC insurance due to a refund that was received in 2013. This refund was due to the assessment FNBPA was required to make in prior years.

Income Tax Expense.  Income tax expense was $94,017 and $165,760 for the years ended December 31, 2014 and 2013, respectively. The statutory tax rate for the year ended December 31, 2014 was 34%. Income tax expense decreased due to a decrease in earnings for the year ended 2014.

Financial Condition

Total assets decreased by $1,142,000, or 1%, at December 31, 2014 compared to December 31, 2013.

Loans

FNBPA's loans outstanding increased by $1,344,447 during 2014. This increase was a result of local economic conditions, weak loan demand and local competition.

	December 31, 2014	December 31, 2013	Increase (Decrease)
			$	%
	(dollar amounts in thousands)
Real Estate – Mortgage
Residential	$31,487	$30,985	$502	2%
Commercial	8,833	8,436	397	5%
Commercial, industrial and municipal loans	2,151	1,421	730	51%
Consumer loans	3,917	4,209	(292)	(7)%
	46,388	45,051	1,337	3%
Unearned income	208	215	(7)	(3)%
	46,180	44,836	1,344	3%
Less: Allowance for loan losses	562	572	(10)	(2)%
Total loans, net	$45,618	$44,264	$1,354	3%

The loan portfolio does not include concentrations of credit risk in residential loan products with high loan-to-value ratios. FNBPA expects limited loan growth in 2015, as it focuses on serving the credit needs of its market areas, while exercising prudent underwriting standards considering the economic uncertainties that are expected to continue.

FNBPA’s written lending policies require specified underwriting, loan documentation and credit analysis standards to be met prior to funding. The ultimate responsibility for the FNBPA Credit Policy rests with the Board of Directors, which is comprised of senior members of management who oversee the loan approval process to monitor that proper standards are maintained.

FNBPA’s commercial and commercial real estate loans are generally secured by assets of the borrower such as land, buildings, equipment, inventory, and accounts receivable. Port Allegany Bank’s underwriting policy considers the following: appraisals that include the loan officer’s analysis of the appropriateness of the assumptions and/or feasibility analysis, project budgets, loan-to-value, and Board of Director review and approval in accordance with bank policy, terms and conditions when the loan amount exceeds $250,000.00, sufficient title insurance or title certification, required third party approvals such as zoning permits and labor and industry, general and subcontractor bonding, borrower’s equity, and personal or corporate guarantees. The primary risk of commercial and commercial real estate is the viability of the project, including market analysis, cash flow analysis, and general economic conditions.

Land loans are generally extended in anticipation of construction financing, and by Bank policy, the loan will not exceed 65% of the land’s cost or appraised value, whichever is less, and must amortize over a period not to exceed 5 years.

Commercial term mortgages are approved to purchase or refinance improved owner-occupied properties. Port Allegany Bank’s underwriting policy requires minimum debt coverage ratios are met, and cash equity meets established loan-to-value ratios, and cash flow is sufficient.

FNBPA’s residential real estate loans (mortgage loans) are secured by owner-occupied or non-owner occupied one-to-four family residential properties. The residential real estate loan underwriting policy to purchase or refinance a residence is to determine the borrower’s ability and willingness to repay the loan. Credit analysis includes relating income, assets, liabilities, and net worth to the proposed repayment, other debts, and past payment. Monthly income and stable employment are also considered. Additionally, the applicant should have sufficient liquid assets to cover the required down payment as well as closing costs, prepaid requirements, and reserves. The primary risk of residential real estate loans is the ability of the borrower to repay the loan through consistent employment.

FNBPA’s home equity loans and lines of credit, including home improvement loans, are secured by owner-occupied or non-owner occupied one-to-four family residential properties. FNBPA’s underwriting policy considers loan-to-value along with the residential real estate loan policy. Larger home improvement loans are supported by draw and inspection procedures. The primary risk of home equity loans and lines of credit is the ability of the borrower to repay the loan through consistent employment.

FNBPA’s consumer loan underwriting policy considers the borrower’s needs and the estimated useful life of the collateral. Unsecured term loans generally amortize in five years or less and down payments vary depending on the type of collateral, local market conditions, and desired maturity. Additionally, consumer credit policy underwriting is based on the applicant’s creditworthiness as determined by assessing character, stability, repaying capacity, and collateral as well as consumer credit laws and regulations. The primary risk of consumer loans is the ability of the borrower to repay the loan through consistent employment.

The table below sets forth, for the periods indicated, information with respect to FNBPA’s nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans) and total nonperforming assets. The accounting estimates for loan losses are subject to changing economic conditions.

	December 31, 2014	December 31, 2013
	(dollar amounts in thousands)
Nonaccrual loans	$841	$1,106
Accruing loans past due 90 days or more	9	106
Total Nonperforming Loans	850	1,212
Foreclosed real estate	172	219
Total non-performing assets	$1,022	$1,431
Nonperforming loans to period end loans	1.83%	2.69%
Allowance for loan losses to period end loans	1.21%	1.27%

At December 31, 2014, the nonperforming loans consisted of $421,000 of commercial real estate loans, $345,000 of mortgage loans, $75,000 of home equity loans and $9,000 consumer loans. FNBPA’s Loan Committee and management has performed a detailed review of the nonperforming loans and of their related collateral and believe the allowance for loan losses remains adequate for the level of risk inherent in the loan portfolio. Overall, asset quality, as measured in terms of nonperforming assets to total assets, coverage ratios and nonperforming assets to stockholders’ equity, remains adequate.

Investments in Securities.  Available for sale securities decreased by $1,197,000, or 3%, due to maturities and repayments, the proceeds of which were used to fund loan growth. The securities available for sale portfolio is comprised of government agencies, mortgaged-backed securities, collateralized mortgage obligations and municipal bonds. The securities held at December 31, 2014 had an average tax-effected yield of approximately 2.70%.

Premises and Equipment, Net.  During 2014, premises and equipment decreased $35,000, or 5%, from $754,000 at December 31, 2013 to $719,000 at December 31, 2014. The decrease was due to depreciation on existing assets.

Cash and Cash Equivalents.  Cash and cash equivalents increased $545,000, or 15%, due to the daily fluctuations that resulted in the normal course of business.

Deposits.  Total deposits at December 31, 2014 were $77,428,540, a decrease of $2,373,000 from total deposits of $79,801,107 at December 31, 2013. The table below displays the increases and decreases in deposits by type at December 31, 2014 as compared to December 31, 2013.

	December 31, 2014		December 31, 2013		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(dollar amounts in thousands)
Non-interest bearing transaction accounts	$19,101	25%	$17,560	22%	$1,541	9
Interest checking accounts (Now)	5,504	7%	4,798	6%	706	15
Money market accounts	13,911	18%	13,674	17%	237	2
Savings accounts	17,119	22%	16,009	20%	1,110	7
Time deposits	21,793	28%	27,760	35%	(5,967)	(21)
Total	$77,428	100%	$79,801	100%	$(2,373)	(3)

The balances and weighted average rates paid on deposits for 2014 and 2013 are presented in the table below.

	December 31, 2014		December 31, 2013
	Balance	Average Rate	Balance	Average Rate
	(dollar amounts in thousands)
Non-interest bearing transaction accounts	$19,101	0%	$17,560	0%
Money market accounts and interest checking accounts	19,415	.31%	18,472	.33%
Savings accounts	17,119	.20%	16,009	.19%
Time deposits	21,793	1.02%	27,760	1.24%
Total	$77,428	.57%	$79,801	.72%

Stockholders’ Equity and Capital Adequacy

The stockholders’ equity increased $430,000, or 4%, from $9,800,465 at December 31, 2013 to $10,230,665 at December 31, 2014. The increase is mainly attributed to net income of $773,745 partially offset by dividends of $432,881.

FNBPA meets the eligibility criteria for a small bank holding company in accordance with the Federal Reserve Board’s Small Bank Holding Company Policy Statement. Accordingly, FNBPA is exempt from certain regulatory capital requirements administered by the federal banking agencies. However, Port Allegany Bank is subject to various regulatory capital adequacy requirements administered by the Federal Reserve Board. The table that follows presents Port Allegany Bank’s capital ratios as reported to its bank regulators. Tier 1 capital includes common stock, surplus, and retained earnings less disallowed goodwill and other intangible assets. Total capital consists of tier 1 capital and the allowance for loan losses. Port Allegany Bank’s capital exceeds both the regulatory minimums and the requirements necessary for designation as a “well-capitalized” institution.

Interest Rate Sensitivity

FNBPA actively manages its interest rate sensitivity position. Interest rate sensitivity is the matching or mismatching of the re-pricing structure of the interest-bearing assets and liabilities. FNBPA’s primary objectives of interest rate risk management are to neutralize adverse impacts to net interest income arising from interest rate movements, maintain the economic value of equity and to attain sustainable growth in net interest income. The Asset Liability Committee (“ALCO”) is primarily responsible for developing and implementing asset liability management strategies in accordance with the Board approved Asset and Liability Policy and Procedures. The ALCO generally meets on a quarterly basis and is comprised of members of FNBPA’s senior management team and Board of Directors.

FNBPA manages interest rate sensitivity by changing the volume, mix, pricing and repricing characteristics of its assets and liabilities. FNBPA has not entered into derivative contracts such as interest rate swaps, caps, and floors.

At December 31, 2014, FNBPA reported an investment portfolio of approximately $37,519,621 and a net loan portfolio of approximately $45,617,718.

The investment portfolio was comprised of available for sale securities, consisting of $15,159,770 of state and municipal obligations, $2,234,727 million of government agency securities, $16,118,225 of mortgage backed securities, $842,368 of taxable municipals, $1,314,289 of asset backed securities and $765,909 of corporate bonds. All of these securities have various maturities. The investment portfolio also was comprised of held to maturity securities of $994,183, with a cost of $47,248 and a fair value of $49,981, and mortgage backed securities with a cost of $946,935 and fair value of $966,676. The investment portfolio is principally used to: (a) satisfy collateral requirements of certain public deposits accepted by FNBPA and (b) provide a source of funding for liquidity needs.

As of December 31, 2014, FNBPA reported deposit liabilities of approximately $77,428,540. As of December 31, 2014, FNBPA had a maximum borrowing capacity of $12,411,700.

Port Allegany Bank did not have any outstanding wholesale funding as of December 31, 2014.

Certificates of deposit comprised approximately $21,792,692 of deposit liabilities at December 31, 2014. The maturity structure of the time deposit portfolio is summarized below:

Dollars (in millions)
Certificates of Deposit Maturity Structure
2015	$10
2016	4
2017	3
2018	3
2019	2
Total	$22

FNBPA uses several tools to assess and measure its interest rate risk including interest rate simulation analysis that is prepared on a quarterly basis.

Gap Analysis.  FNBPA uses gap analysis to compare the relationship of assets that are expected to reprice during a specific time frame (“Rate Sensitive Assets” or “RSA”) as compared to liabilities that are scheduled to reprice during an identical time period (“Rate Sensitive Liabilities” or “RSL”). When the ratio is greater than one, RSA exceeds RSL and potentially exposes Port Allegany Bank to a risk of a decline in interest rates by virtue of a larger amount of assets repricing at lower interest rates than rate sensitive liabilities. While gap analysis can be useful in evaluating the relationship of RSA to RSL, it does not capture other critical interest rate variables such as the extent of change that will take place when a RSA or RSL reprices.

Net Interest Income at Risk.  FNBPA assesses the percentage change in net interest income assuming interest rate shocks upward of 100, 200, 300 and 400 basis points and downward of 100, 200 and 300 basis points. This analysis captures the timing of the pricing of RSA and RSL as well as the degree of change (“beta”) in the interest rates of particular asset and liability products that occurs as interest rates move upward or downward.

Economic Value of Equity at Risk.  FNBPA assesses the present value of cash inflows from cash, investments and loans, netted against the present value of cash outflows from deposits and other interest bearing liabilities, all discounted from their repricing dates to a measurement date. This measure is expressed as the percentage change in the present value of such cash flows when interest rates are shocked upward at 100, 200, 300 and 400 basis points and downward of 100 basis points.

Each analysis is largely dependent on many assumptions and variables with past behaviors that may not prove to be effective predictors of future outcomes. These assumptions are reviewed on at least a quarterly basis.

Under the Asset and Liability Management Policy and Procedures, the interest rate simulation reports specific measures:

•	The ratio of rate sensitive assets to rate sensitive liabilities at a one-year time frame;
•	The percentage change in net interest income for one and two years assuming upward and downward interest rate shocks of 100, 200, and 300 basis points; and
•	The percentage change in economic value of equity at risk assuming upward and downward interest rate shocks of 100, 200, and 300 basis points.

The following table summarizes the interest rate simulation test results as of December 31, 2014.

RSA/RSL at one year

		Metric
	Guidelines	Shock Up	Shock Down
Net Interest Income at risk (one year)
Interest rate shock at 100 basis points	5.0%	-0.31%	-1.43%
Interest rate shock at 200 basis points	7.5%	-0.84%	-4.82%
Interest rate shock at 300 basis points	10.0%	-1.23%	N/A

		Metric
	Guidelines	Shock Up	Shock Down
Economic Value of Equity at risk (one year)
Interest rate shock at 100 basis points	15%	-12.07%	19.86%
Interest rate shock at 200 basis points	30%	-23.54%	26.84%
Interest rate shock at 300 basis points	45%	-34.22%	N/A

The interest rate simulation test results indicate levels of future interest rate risk were within the acceptable parameters per the policies established by ALCO except where noted. Management continues to evaluate strategies in conjunction with FNBPA’s ALCO to effectively manage the interest rate position. Such strategies could include altering the mix of loan and deposits by product or utilizing risk management instruments such as caps and floors.

Liquidity

FNBPA manages its liquidity position on a daily basis as part of the daily settlement function and continually as part of the formal asset liability management process. FNBPA’s liquidity is maintained by managing several variables including, but not limited to:

•	Pricing and dollar amount of core deposit products;
•	Pricing and dollar amount of in-market deposits;
•	Growth of the loan portfolio (including the sale of loans on a participation basis);
•	Purchase and sale of federal funds;
•	Purchase and sale of investment securities; and
•	Use of borrowing capacity at FHLB — Pitt and Atlantic Community Bankers Bank.

Management also maintains a detailed liquidity contingency plan designed to respond to an overall decline in the condition of the banking industry or a problem specific to FNBPA. On a quarterly basis, the ALCO reviews a comprehensive liquidity analysis along with any changes to the liquidity contingency plan.

FNBPA’s Consolidated Statements of Cash Flows provide additional information on its sources and uses of funds. FNBPA generated $1,371,634 in cash from operating activities in 2014 versus $785,087 generated in 2013. Investing activities resulted in a net cash inflow of $1,979,217 versus an inflow of $1,839,506 in 2013. The increase was mainly due to proceeds from the sale or maturities of investment securities in the amount of $7,289,438. The inflows were partially offset by a $1,560,531 increase in loans, net and purchases of investment securities in the amount of $4,298,838.

At December 31, 2014, liquid assets (defined as cash and cash equivalents, loans held for sale and securities available for sale) totaled $40,768,165 or approximately 46% of total assets. This compares to $41,669,343 or approximately 46% of total assets at December 31, 2013. $36,435,288 of investments were classified as available for sale and $0 were classified as trading in 2014.

FNBPA maintains secondary sources of liquidity which can be drawn upon if needed. These sources of liquidity include borrowing capacity at Federal Home Loan Bank of Pittsburgh. At December 31, 2014, FNBPA had a maximum borrowing capacity of $12,411,700 million.

FNBPA did not have any outstanding wholesale funding as of December 31, 2014. Wholesale funding is defined as brokered deposits (primarily certificates of deposit and certain brokered money market and demand deposit funds) and borrowed funds from the FHLB.

FNBPA’s audited consolidated financial statements do not reflect various off-balance sheet commitments that are made in the normal course of business, which may involve some liquidity risk. Off-balance sheet commitments are disclosed in footnotes to financial statements.

FNBPA’s management is of the opinion that its liquidity position at December 31, 2014 is adequate to respond to fluctuations “on” and “off” balance sheet. In addition, management knows of no trends, demands, commitments, events or uncertainties that may result in, or that are reasonably likely to result in FNBPA’s inability to meet anticipated or unexpected liquidity needs.

COMPARISON OF SHAREHOLDERS’ RIGHTS

The rights of FNBPA shareholders are governed by Pennsylvania law, including the Pennsylvania Business Corporation Law, which we refer to as the PBCL, and FNBPA’s articles of incorporation and bylaws. The rights of Juniata shareholders are governed by Pennsylvania law, including the PBCL, and Juniata’s articles of incorporation and bylaws.

Upon consummation of the merger, FNBPA shareholders will become Juniata shareholders. Consequently, after the merger, the rights of such shareholders will be governed by the articles of incorporation and bylaws of Juniata and Pennsylvania law, including the PBCL.

A comparison of the rights of FNBPA and Juniata shareholders follows. The following discussion summarizes all material differences in the rights of shareholders of FNBPA and Juniata, but is not intended to be a complete statement of all differences or a complete description of the specific provisions referred to therein. The description of the rights of Juniata’s shareholders also constitutes a description of the common stock of Juniata.

Authorized Capital; Dividend and Liquidation Rights.

FNBPA:  The authorized capital stock of FNBPA consists of one million one hundred thousand (1,100,000) shares of common stock, no par value per share. All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to vote. All shareholders are entitled to share equally in dividends which are declared. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets after payment of all liabilities.

Juniata:  The authorized capital stock of Juniata consists of twenty million (20,000,000) shares of common stock, par value one dollar ($1.00) per share, and five hundred thousand (500,000) shares of preferred stock, no par value per share. All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote. Juniata’s board may issue preferred stock with such rights, preferences and other terms. All shareholders are entitled to share equally in dividends, if any. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities.

Special Meeting of Shareholders

FNBPA:  Special meetings may be called at any time by a majority of the board of directors or by any three (3) or more shareholders entitled to cast at least ten percent (10%) of the outstanding shares.

Juniata:  Special meetings of the shareholders may be called at any time by the Chairman of the Board, the President, a majority of the Board of Directors or by shareholders entitled to cast as least one-fifth of the shareholders’ outstanding votes.

Preemptive Rights

FNBPA:  There are no preemptive rights with respect to the common stock of FNBPA.

Juniata:  Special meetings of the shareholders may be called at any time by the Chairman of the Board, the President, a majority of the Board of Directors or by shareholders entitled to cast as least one-fifth of the outstanding shares.

Shareholder Nomination of Directors

FNBPA:  Under FNBPA’s bylaws, the election of directors shall take place at FNBPA’s annual meeting, or at a properly-called special meeting.

Juniata:  Under Juniata’s bylaws, any shareholder who intends to nominate any candidate for election to Juniata’s board of directors (other than any candidate proposed by Juniata’s then existing board of directors) is required to notify the secretary of Juniata, in writing, not less than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

Number and Classification of Directors

FNBPA:  The number of directors of FNBPA may not be less than five (5) nor more than twenty-five (25). Directors are divided into three (3) classes (Class I, II, or III) with each class as nearly equal in number as possible. The term of office of each Class of directors is three (3) years, so that the term of office of one Class of directors expires each year when their respective successors have been duly elected and qualified.

Juniata:  The number of directors of Juniata may not be more than twenty five (25) or less than seven (7). Directors are divided into three (3) classes, with each class as nearly equal in number as possible. The term of office of each Class of directors is three (3) years, so that the term of office of one Class of directors expires each year when their respective successors have been duly elected and qualified.

Election of Directors; Cumulative Voting

FNBPA:  At each annual or any special meeting of shareholders for the election of FNBPA directors, the shareholders shall have the right to one (1) vote per share for each director properly nominated. FNBPA shareholders do not have the right to cumulative voting for the election of directors.

Juniata:  At each special meeting of the shareholders of Juniata, the shareholders of Juniata elect directors to succeed those directors whose terms expire at such special meeting. There are no cumulative voting rights with respect to the election of directors of Juniata.

Director Qualifications

FNBPA:  To qualify as a director of FNBPA, such person must not have attained the age of seventy (70) on or before the meeting at which directors are to be elected.

Juniata:  To qualify as a director of Juniata, such person (i) may not have attained the age of seventy-two (72) on or before the meeting at which directors are to be elected.

Vacancies

FNBPA:  When a vacancy occurs on FNBPA’s board of directors, such vacancy shall be filled in accordance with the PBCL, by appointment by the remaining directors.

Juniata:  Vacancies on Juniata’s board of directors will be filled by a majority vote of the remaining members of the board of directors and each person so appointed will be a director until the expiration of the term of office of the class of directions to which he was appointed.

Special Meetings of the Board

FNBPA:  Special meetings of the board may be called by the President of FNBPA or at the request of three (3) or more directors.

Juniata:  Special meetings of the board may be called by the Chairman of the Board or President of Juniata.

Pennsylvania Anti-Takeover Provisions

Under the PBCL, certain anti-takeover provisions apply to Pennsylvania “registered corporations.” Juniata is a registered corporation, but has opted out of the anti-takeover provisions relating to control share acquisitions and disgorgement of profits by certain controlling persons under Chapter 25, Subchapters G and H, respectively, of the PBCL. Juniata has not opted out of the anti-takeover provisions relating the rights of shareholders to demand fair value for their stock following a control transaction and to business combination transactions with interested shareholders under Chapter 25, Subchapters E and F, respectively, of the PBCL. FNBPA is not a registered corporation and therefore is not subject to these anti-takeover provisions. Amendment of Articles of Incorporation.

FNBPA:  There is no express provision relating to the amendment of FNBPA’s articles of incorporation. Therefore, under the Pennsylvania law, an amendment to the articles of incorporation requires the approval of the board of directors and, except in limited cases where a greater vote may be required, the affirmative vote of holders of a majority of the votes cast by all shareholders entitled to vote on the matter and the affirmative vote of holders of a majority of the votes cast by all shareholders within each class or series of shares if such class or series is entitled to vote on the matter as a class.

Juniata:  Amendment of Articles 7,8,9,10,11 and 12 of Juniata’s Articles of Incorporation requires the affirmative vote of holders of at least eighty-five percent (85%) of the votes which all shareholders are entitled to cast on the matter, but if the amendment, alteration, change or repeal of any of the aforesaid Articles is recommended to the shareholders by two-thirds of the whole Board of Directors, then the affirmative vote of the holders of at least two-thirds of the votes which all shareholders are entitled to cast on the matter is required. Article 5 of Juniata’s Articles of Incorporation may not be amended, altered, changed or repealed without the affirmative vote of the holders of at least two-thirds of the votes which all shareholders are entitled to cast on the matter. All other articles require the affirmative vote of holders of a majority of the votes cast by all shareholders entitled to vote on the matter.

Amendment of Bylaws.

FNBPA:  FNBPA’s bylaws may be amended by a vote of a majority of the entire Board of Directors at any meeting of the Board, provided ten (10) days’ notice of the proposed amendment has been given to each member of the Board of Directors, and so long as such action is consistent with the requirements of the PBCL and the FNBPA’s Articles of Incorporation.

Juniata:  Juniata’s bylaws may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares of its common stock at any regular or special meeting duly convened after notice to the shareholders of that purpose, or by a majority vote of the members of its Board of Directors at any regular or special meeting thereof duly convened after notice to the directors of that purpose, with the power of the shareholders to change such action of the Board of Directors by the affirmative vote of the holders of two-thirds of the outstanding shares of its common stock.

Required Vote for Certain Business Combinations.

FNBPA:  FNBPA’s Articles of Incorporation require the affirmative vote of at least two-thirds of the outstanding shares of FNBPA common stock to approve a merger, consolidation or sale of substantially all of its assets.

Juniata:  Juniata’s Articles of Incorporation require the affirmative vote of eighty-five percent (85%) of Juniata’s shareholders to approve certain business combinations such as mergers or sales of assets that involve shareholders who own more than 10% of Juniata’s stock. Juniata’s Articles of Incorporation require the affirmative vote of seventy-five percent (75%) of Juniata’s shareholders in order to approve certain business combinations such as mergers or sales of assets that do not involve shareholders who own more than 10% of Juniata’s stock; provided, however, that the affirmative vote of two-thirds of Juniata’s shareholders is required for these transactions where Juniata’s Board of Directors first authorizes them.

If the proposal to amend Juniata’s Articles of Incorporation is adopted, then shareholder approval will not be required to approve certain business combinations such as mergers or sales of assets where Juniata is the acquiring party and not the selling institution in such transactions. Additionally, if the amendment proposal is adopted, then in such transactions where Juniata is the selling institution, and where the transaction is approved by at least 75% of Juniata’s Board of Directors, shareholders will only need to approve such a transaction to the extent required by Pennsylvania law. In such cases, Pennsylvania law would require a majority of the votes cast by Juniata’s shareholders. These changes will only take effect once the proposal to amend Juniata’s Articles of Incorporation is passed, which is a separate proposal from the approval of the merger.

LEGAL MATTERS

The validity of the Juniata common stock to be issued in connection with the merger will be passed upon for Juniata by Barley Snyder LLP, 126 East King Street, Lancaster, Pa 17602. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for Juniata and FNBPA by Barley Snyder LLP.

EXPERTS

The consolidated financial statements of Juniata as of December 31, 2014 and 2013, and for each of the years in the two-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been included herein in reliance upon the reports of BDO USA, LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Juniata as of December 31, 2012 and for the year then ended have been included herein in reliance upon the report of Baker Tilly Virchow Krause, LLP, an independent registered public accounting firm, and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of FNBPA Bancorp, Inc. as of and for the years ended December 31, 2014 and 2013, have been included herein in reliance upon the report of Kronick Kalada Berdy & Co., an independent public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Juniata has filed with the SEC a registration statement under the Securities Act that registers the shares of Juniata common stock to be issued to FNBPA shareholders in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Juniata, and a proxy statement of FNBPA for its special meeting. The registration statement, including the attached exhibits, contains additional relevant information about Juniata common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this proxy statement/prospectus.

Juniata files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents Juniata files, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of Juniata also are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents Juniata files with the SEC by going to Juniata’s website at http://www.jvbonline.com. The Internet website address of Juniata is provided as inactive textual references only. The information provided on the Internet website of Juniata, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330 or on the SEC’s website at www.sec.gov.

Juniata has supplied all information contained in this proxy statement/prospectus relating to Juniata, and FNBPA has supplied all information relating to FNBPA. FNBPA is a privately-held company that does not file reports with the SEC.

Juniata’s website address is www.jvbonline.com and FNBPA’s website address is www.fnbpa.net.com. Information on any Juniata or FNBPA website is not part of this proxy statement/prospectus, and you should not rely on that information in deciding whether to approve any of the proposals described in this proxy statement/prospectus.

Neither Juniata nor FNBPA has authorized anyone to give any information or make any representation about the merger of our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

This proxy statement/prospectus contains a description of the representations and warranties that each of Juniata and FNBPA made to the other in the merger agreement. Representations and warranties made by Juniata and FNBPA are also set forth in contracts and other documents that are attached or filed as exhibits to this proxy statement/prospectus or are incorporated, by reference into this proxy statement/prospectus. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Juniata, FNBPA or their respective businesses. Accordingly the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

Juniata Valley Financial Corp. and Subsidiary

Consolidated Statements of Financial Condition
(Unaudited, in thousands, except share data)

	June 30, 2015	December 31, 2014
ASSETS
Cash and due from banks	$7,746	$6,757
Interest bearing deposits with banks	247	10
Cash and cash equivalents	7,993	6,767
Securities available for sale	138,348	142,903
Restricted investment in Federal Home Loan Bank (FHLB) stock	3,055	2,726
Investment in unconsolidated subsidiary	4,457	4,369
Total loans	304,123	294,901
Less: Allowance for loan losses	(2,315)	(2,380)
Total loans, net of allowance for loan losses	301,808	292,521
Premises and equipment, net	6,453	6,533
Other real estate owned	558	232
Bank owned life insurance and annuities	14,997	14,807
Investment in low income housing partnership	3,608	3,847
Core deposit intangible	52	74
Goodwill	2,046	2,046
Mortgage servicing rights	204	193
Accrued interest receivable and other assets	3,529	3,511
Total assets	$487,108	$480,529
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits:
Non-interest bearing	$79,043	$77,697
Interest bearing	299,723	303,187
Total deposits	378,766	380,884
Securities sold under agreements to repurchase	3,926	4,594
Short-term borrowings	25,450	15,950
Long-term debt	22,500	22,500
Other interest bearing liabilities	1,430	1,412
Accrued interest payable and other liabilities	4,934	5,333
Total liabilities	437,006	430,673
Stockholders’ Equity:
Preferred stock, no par value:
Authorized – 500,000 shares, none issued	—	—
Common stock, par value $1.00 per share:
Authorized – 20,000,000 shares Issued – 4,745,826 shares Outstanding – 4,190,683 shares at June 30, 2015; 4,187,441 shares at December 31, 2014	4,746	4,746
Surplus	18,430	18,409
Retained earnings	39,726	39,644
Accumulated other comprehensive loss	(2,117)	(2,197)
Cost of common stock in Treasury: 555,143 shares at June 30, 2015; 558,385 shares at December 31, 2014	(10,683)	(10,746)
Total stockholders’ equity	50,102	49,856
Total liabilities and stockholders’ equity	$487,108	$480,529

See Notes to Consolidated Financial Statements

Juniata Valley Financial Corp. and Subsidiary

Consolidated Statements of Income
(Unaudited, in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Interest income:
Loans, including fees	$3,548	$3,662	$7,095	$7,212
Taxable securities	557	535	1,118	890
Tax-exempt securities	114	126	232	256
Other interest income	1	2	1	3
Total interest income	4,220	4,325	8,446	8,361
Interest expense:
Deposits	413	608	894	1,229
Securities sold under agreements to repurchase	1	1	2	2
Short-term borrowings	10	1	21	2
Long-term debt	68	69	136	69
Other interest bearing liabilities	4	4	8	8
Total interest expense	496	683	1,061	1,310
Net interest income	3,724	3,642	7,385	7,051
Provision for loan losses	112	117	162	137
Net interest income after provision for loan losses	3,612	3,525	7,223	6,914
Non-interest income:
Customer service fees	389	290	753	558
Debit card fee income	219	215	424	418
Earnings on bank-owned life insurance and annuities	92	94	182	191
Trust fees	84	131	165	207
Commissions from sales of non-deposit products	118	88	208	200
Income from unconsolidated subsidiary	62	57	111	94
Fees derived from loan activity	52	32	86	70
Mortgage banking income	60	56	114	85
Net gain (loss) on sales and calls of securities	1	2	(16)	7
Gain from life insurance proceeds	—	165	—	165
Other non-interest income	53	40	103	95
Total non-interest income	1,130	1,170	2,130	2,090
Non-interest expense:
Employee compensation expense	1,490	1,497	2,964	2,849
Employee benefits	473	363	1,023	766
Occupancy	253	237	535	519
Equipment	133	116	261	230
Data processing expense	390	370	777	750
Director compensation	54	51	103	108
Professional fees	100	99	214	198
Taxes, other than income	92	77	181	184
FDIC Insurance premiums	75	74	162	155
(Gain) loss on sales of other real estate owned	(5)	29	(5)	11
Amortization of intangibles	11	11	22	22
Amortization of investment in low-income housing partnership	119	119	239	239
Merger and acquisition expense	48	—	58	—
Other non-interest expense	388	358	691	706
Total non-interest expense	3,621	3,401	7,225	6,737
Income before income taxes	1,121	1,294	2,128	2,267
Provision for income taxes	120	131	203	201
Net income	$1,001	$1,163	$1,925	$2,066
Earnings per share
Basic	$0.24	$0.28	$0.46	$0.49
Diluted	$0.24	$0.28	$0.46	$0.49
Cash dividends declared per share	$0.22	$0.22	$0.44	$0.44
Weighted average basic shares outstanding	4,189,090	4,195,491	4,188,265	4,195,876
Weighted average diluted shares outstanding	4,190,036	4,195,749	4,189,304	4,196,136

See Notes to Consolidated Financial Statements

Juniata Valley Financial Corp. and Subsidiary

Consolidated Statements of Comprehensive Income
(Unaudited, in thousands)

	Three Months Ended June 30, 2015			Three Months Ended June 30, 2014
	Before Tax Amount	Tax Effect	Net of Tax Amount	Before Tax Amount	Tax Effect	Net of Tax Amount
Net income	$1,121	$(120)	$1,001	$1,294	$(131)	$1,163
Other comprehensive (loss) income:
Unrealized (losses) gains on available for sale securities:
Unrealized holding (losses) gains arising during the period	(880)	299	(581)	832	(283)	549
Unrealized holding gains from unconsolidated subsidiary	3	—	3	4	—	4
Less reclassification adjustment for gains included in net income(1)(3)	(1)	1	—	(2)	—	(2)
Amortization of pension net actuarial cost(2)(3)	60	(21)	39	10	(3)	7
Other comprehensive (loss) income	(818)	279	(539)	844	(286)	558
Total comprehensive income	$303	$159	$462	$2,138	$(417)	$1,721

	Six Months Ended June 30, 2015			Six Months Ended June 30, 2014
	Before Tax Amount	Tax Effect	Net of Tax Amount	Before Tax Amount	Tax Effect	Net of Tax Amount
Net income	$2,128	$(203)	$1,925	$2,267	$(201)	$2,066
Other comprehensive income:
Unrealized (losses) gains on available for sale securities:
Unrealized holding (losses) gains arising during the period	(28)	9	(19)	1,387	(471)	916
Unrealized holding gains from unconsolidated subsidiary	9	—	9	10	—	10
Less reclassification adjustment for losses (gains) included in net income(1)(3)	16	(5)	11	(7)	2	(5)
Amortization of pension net actuarial cost(2)(3)	121	(42)	79	20	(7)	13
Other comprehensive income	118	(38)	80	1,410	(476)	934
Total comprehensive income	$2,246	$(241)	$2,005	$3,677	$(677)	$3,000

(1)	Amounts are included in gain on sales and calls of securities on the Consolidated Statements of Income as a separate element within total non-interest income.
(2)	Amounts are included in the computation of net periodic benefit cost and are included in employee benefits expense on the Consolidated Statements of Income as a separate element within total non-interest expense.
(3)	Income tax amounts are included in the provision for income taxes on the Consolidated Statements of Income.

See Notes to Consolidated Financial Statements

Juniata Valley Financial Corp. and Subsidiary

Consolidated Statements of Stockholders’ Equity
(Unaudited, in thousands, except share data)

	Six Months Ended June 30, 2015
	Number of Shares Outstanding	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders’ Equity
Balance at January 1, 2015	4,187,441	$4,746	$18,409	$39,644	$(2,197)	$(10,746)	$49,856
Net income				1,925			1,925
Other comprehensive income					80		80
Cash dividends at $0.44 per share				(1,843)			(1,843)
Stock-based compensation			27				27
Treasury stock issued for stock option and stock purchase plans	3,242		(6)			63	57
Balance at June 30, 2015	4,190,683	$4,746	$18,430	$39,726	$(2,117)	$(10,683)	$50,102

	Six Months Ended June 30, 2014
	Number of Shares Outstanding	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders’ Equity
Balance at January 1, 2014	4,196,266	$4,746	$18,370	$39,118	$(1,659)	$(10,591)	$49,984
Net income				2,066			2,066
Other comprehensive income					934		934
Cash dividends at $0.44 per share				(1,847)			(1,847)
Stock-based compensation			23				23
Purchase of treasury stock	(9,656)					(173)	(173)
Treasury stock issued for stock option and stock purchase plans	3,497		(8)			67	59
Balance at June 30, 2014	4,190,107	$4,746	$18,385	$39,337	$(725)	$(10,697)	$51,046

See Notes to Consolidated Financial Statements

Juniata Valley Financial Corp. and Subsidiary

Consolidated Statements of Cash Flows
(Unaudited, in thousands)

	Six Months Ended June 30,
	2015	2014
Operating activities:
Net income	$1,925	$2,066
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	162	137
Depreciation	267	240
Net amortization of securities premiums	417	266
Net amortization of loan origination costs (fees)	27	(16)
Deferred net loan origination costs	(85)	(52)
Amortization of core deposit intangible	22	22
Amortization of investment in low income housing partnership	239	239
Net realized loss (gain) on calls and sales of securities	16	(7)
Net (gain) loss on sales of other real estate owned	(5)	11
Earnings on bank owned life insurance and annuities	(182)	(191)
Deferred income tax expense	72	48
Equity in earnings of unconsolidated subsidiary, net of dividends of $30 and $27	(81)	(67)
Stock-based compensation expense	27	23
Mortgage loans originated for sale	(2,080)	(1,325)
Proceeds from loans sold to others	2,182	1,402
Mortgage banking income	(114)	(85)
Gain from life insurance proceeds	—	(165)
Increase in accrued interest receivable and other assets	(126)	(678)
Decrease in accrued interest payable and other liabilities	(238)	(148)
Net cash provided by operating activities	2,445	1,720
Investing activities:
Purchases of:
Securities available for sale	(32,392)	(52,832)
FHLB stock	(329)	(654)
Premises and equipment	(187)	(72)
Bank owned life insurance and annuities	(29)	(35)
Proceeds from:
Sales of securities available for sale	18,711	7,120
Maturities of and principal repayments on securities available for sale	17,791	18,681
Bank owned life insurance and annuities	—	4
Life insurance claim	—	615
Sale of other real estate owned	227	167
Investment in low income housing partnership	—	(335)
Net increase in loans	(9,939)	(822)
Net cash used in investing activities	(6,147)	(28,163)
Financing activities:
Net (decrease) increase in deposits	(2,118)	13,684
Net change in short-term borrowings and securities sold under agreements to repurchase	8,832	(7,736)
Issuance of long-term debt	—	22,500
Cash dividends	(1,843)	(1,847)
Purchase of treasury stock	—	(173)
Treasury stock issued for employee stock plans	57	59
Net cash provided by financing activities	4,928	26,487
Net increase in cash and cash equivalents	1,226	44
Cash and cash equivalents at beginning of year	6,767	8,613
Cash and cash equivalents at end of period	$7,993	$8,657
Supplemental information:
Interest paid	$1,132	$1,277
Income taxes paid	100	50
Supplemental schedule of noncash investing and financing activities:
Transfer of loans to other real estate owned	$548	$278

See Notes to Consolidated Financial Statements

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. Basis of Presentation and Accounting Policies

The consolidated financial statements include the accounts of Juniata Valley Financial Corp. (“Juniata”) and its wholly owned subsidiary, The Juniata Valley Bank (“JVB”). All significant intercompany accounts and transactions have been eliminated.

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles (U.S. GAAP) for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included. Operating results for the three and six month periods ended June 30, 2015 are not necessarily indicative of the results for the year ending December 31, 2015. For further information, refer to the consolidated financial statements and notes thereto included in Juniata Valley Financial Corp.’s Annual Report on Form 10-K for the year ended December 31, 2014.

Juniata has evaluated events and transactions occurring subsequent to the consolidated statement of financial condition date of June 30, 2015 for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

2. Recent Accounting Standards Updates (ASU)

Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606)

Issued:  May 2014

Summary:  The amendments in this Update establish a comprehensive revenue recognition standard for virtually all industries under U.S. GAAP, including those that previously followed industry-specific guidance such as the real estate, construction and software industries. The revenue standard’s core principle is built on the contract between a vendor and a customer for the provision of goods and services. It attempts to depict the exchange of rights and obligations between the parties in the pattern of revenue recognition based on the consideration to which the vendor is entitled. To accomplish this objective, the standard requires five basic steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Effective Date and Transition:  Public entities will apply the new standard for annual reports beginning after December 15, 2016, including interim periods therein. Three basic transition methods are available — full retrospective, retrospective with certain practical expedients, and a cumulative effect approach. Under the third alternative, an entity would apply the new revenue standard only to contracts that are incomplete under legacy U.S. GAAP at the date of initial application (e.g. January 1, 2017) and recognize the cumulative effect of the new standard as an adjustment to the opening balance of retained earnings. That is, prior years would not be restated and additional disclosures would be required to enable users of the financial statements to understand the impact of adopting the new standard in the current year compared to prior years that are presented under legacy U.S. GAAP. Early adoption is prohibited under U.S. GAAP. In July 2015, the Financial Accounting Standards Board approved a one-year delay of the effective date of the revenue recognition standard. The deferral would require public entities to apply the new revenue standard for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein. Public entities would be permitted to elect to early adopt for annual reporting periods beginning after December 15, 2016. Juniata is evaluating the effects this Update will have on its consolidated financial condition or results of operations.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

2. Recent Accounting Standards Updates (ASU) - (continued)

Accounting Standards Update 2014-17, Business Combinations (Topic 805): Pushdown Accounting (a consensus of the FASB Emerging Issues Task Force)

Issued:  November 2014

Summary:  The ASU amends Topic 805 so that a reporting entity that is a business or nonprofit activity (an “acquiree”) has the option to apply pushdown accounting to its separate financial statements when an acquirer obtains control of the acquiree. The option is available for each individual change-in-control event. Control has the same meaning as a “controlling financial interest” under Topic 810, such that pushdown accounting may be applied if an acquirer obtains control through a simple majority of the outstanding voting shares of the acquiree (e.g., 51%). Similarly, a Variable Interest Entity is considered an “acquiree” of its primary beneficiary and may also elect pushdown accounting.

If the acquiree elects to apply pushdown accounting, it must do so as of the acquisition date of the change-in-control event. Further, any subsidiary of the acquiree may elect to apply pushdown accounting to its separate financial statements, regardless of whether the acquiree elects to apply pushdown accounting. Upon election, the acquiree would adjust its standalone financial statements to reflect the acquirer’s new basis in the acquired entity’s assets and liabilities, and would provide relevant disclosures under Topic 805 to enable users to evaluate the effect of pushdown accounting.

Effective Date and Transition:  The ASU became effective upon issuance on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event.

3. Accumulated other Comprehensive loss

Components of accumulated other comprehensive loss, net of tax consisted of the following (in thousands):

	6/30/2015	12/31/2014
Unrealized gains on available for sale securities	297	$296
Unrecognized expense for defined benefit pension	(2,414)	(2,493)
Accumulated other comprehensive loss	(2,117)	$(2,197)

4. Earnings Per Share

Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of Juniata. Potential common shares that may be issued by Juniata relate solely to outstanding stock options and are determined using the treasury stock method. The following table sets forth the computation of basic and diluted earnings per share:

(Amounts, except earnings per share, in thousands)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014
Net income	$1,001	$1,163
Weighted-average common shares outstanding	4,189	4,195
Basic earnings per share	$0.24	$0.28
Weighted-average common shares outstanding	4,189	4,195
Common stock equivalents due to effect of stock options	1	1
Total weighted-average common shares and equivalents	4,190	4,196
Diluted earnings per share	$0.24	$0.28

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

4. Earnings Per Share - (continued)

	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Net income	$1,925	$2,066
Weighted-average common shares outstanding	4,188	4,196
Basic earnings per share	$0.46	$0.49
Weighted-average common shares outstanding	4,188	4,196
Common stock equivalents due to effect of stock options	1	—
Total weighted-average common shares and equivalents	4,189	4,196
Diluted earnings per share	$0.46	$0.49

5. Securities

Juniata’s investment portfolio includes primarily bonds issued by U.S. Government sponsored agencies (approximately 27%), mortgage-backed securities issued by Government-sponsored agencies and backed by residential mortgages (approximately 48%) and municipal bonds (approximately 24%) as of June 30, 2015. Most of the municipal bonds are general obligation bonds with maturities or pre-refunding dates within 5 years. The remaining 1% of the portfolio includes a group of equity investments in other financial institutions.

The amortized cost and fair value of securities as of June 30, 2015 and December 31, 2014, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because the securities may be called or prepaid with or without prepayment penalties.

	June 30, 2015
Securities Available for Sale Type and maturity	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Obligations of U.S. Government agencies and corporations
Within one year	$4,501	$4,533	$32	$—
After one year but within five years	25,483	25,352	30	(161)
After five years but within ten years	6,992	6,943	5	(54)
	36,976	36,828	67	(215)
Obligations of state and political subdivisions
Within one year	9,664	9,683	19	—
After one year but within five years	16,041	16,098	81	(24)
After five years but within ten years	6,710	6,779	76	(7)
After ten years	335	334	—	(1)
	32,750	32,894	176	(32)
Mortgage-backed securities	67,144	67,054	311	(401)
Equity securities	1,055	1,572	538	(21)
Total	$137,925	$138,348	$1,092	$(669)

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

5. Securities - (continued)

	December 31, 2014
Securities Available for Sale Type and maturity	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Obligations of U.S. Government agencies and corporations
Within one year	$4,510	$4,566	$56	$—
After one year but within five years	39,110	38,723	31	(418)
After five years but within ten years	6,996	6,812	1	(185)
	50,616	50,101	88	(603)
Obligations of state and political subdivisions
Within one year	9,903	9,934	31	—
After one year but within five years	16,822	16,853	78	(47)
After five years but within ten years	8,609	8,748	143	(4)
After ten years	340	338	—	(2)
	35,674	35,873	252	(53)
Mortgage-backed securities	55,123	55,429	367	(61)
Equity securities	1,055	1,500	475	(30)
Total	$142,468	$142,903	$1,182	$(747)

Certain obligations of the U.S. Government and state and political subdivisions are pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes as required or permitted by law. The carrying value of the pledged assets was $29,845,000 and $30,770,000 at June 30, 2015 and December 31, 2014, respectively.

In addition to cash received from the scheduled maturities of securities, some investment securities available for sale are sold or called at current market values during the course of normal operations.

The following chart summarizes proceeds received from sales or calls of investment securities transactions and the resulting realized gains and losses (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Gross proceeds from sales of securities	$5,815	$4,970	$18,711	$7,120
Securities available for sale:
Gross realized gains from sold and called securities	$13	$2	$54	$7
Gross realized losses from sold and called securities	(12)	—	(70)	—

Accounting Standards Codification (ASC) Topic 320, Investments — Debt and Equity Securities, clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are taken before an assessment is made as to whether the entity will recover the cost basis of the investment. For equity securities, consideration is given to management’s intention and ability to hold the securities until recovery of unrealized losses in assessing potential other-than-temporary impairment. More specifically, factors considered to determine other-than-temporary impairment status for individual equity holdings include the length of time the stock has remained in an unrealized loss position,

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

5. Securities - (continued)

the percentage of unrealized loss compared to the carrying cost of the stock, dividend reduction or suspension, market analyst reviews and expectations, and other pertinent factors that would affect expectations for recovery or further decline.

In instances when a determination is made that an other-than-temporary impairment exists and the entity does not intend to sell the debt security and it is not more likely than not that it will be required to sell the debt security prior to its anticipated recovery, the other-than-temporary impairment is separated into the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive (loss) income.

The following table shows gross unrealized losses and fair value, aggregated by category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2015 and December 31, 2014 (in thousands):

	Unrealized Losses at June 30, 2015
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. Government agencies and corporations	$9,948	$(46)	$13,824	$(169)	$23,772	$(215)
Obligations of state and political subdivisions	7,364	(27)	440	(5)	7,804	(32)
Mortgage-backed securities	24,609	(401)	—	—	24,609	(401)
Debt securities	41,921	(474)	14,264	(174)	56,185	(648)
Equity securities	5	(2)	64	(19)	69	(21)
Total temporarily impaired securities	$41,926	$(476)	$14,328	$(193)	$56,254	$(669)

	Unrealized Losses at December 31, 2014
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. Government agencies and corporations	$6,998	$(26)	$32,515	$(577)	$39,513	$(603)
Obligations of state and political subdivisions	5,592	(33)	2,426	(20)	8,018	(53)
Mortgage-backed securities	13,550	(60)	95	(1)	13,645	(61)
Debt securities	26,140	(119)	35,036	(598)	61,176	(717)
Equity securities	31	(2)	179	(28)	210	(30)
Total temporarily impaired securities	$26,171	$(121)	$35,215	$(626)	$61,386	$(747)

At June 30, 2015, 15 U.S. Government agency and corporations securities had unrealized losses that, in the aggregate, totaled 0.9% of amortized cost. Eight of these securities have been in a continuous loss position for 12 months or more.

At June 30, 2015, 26 obligations of state and political subdivisions had unrealized losses that, in the aggregate, totaled 0.4% of amortized cost. One of these securities have been in a continuous loss position for 12 months or more.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

5. Securities - (continued)

At June 30, 2015, 9 mortgage-backed securities had an unrealized loss that totaled 1.6% of amortized cost. None of these securities has been in a continuous loss position for 12 months or more.

The mortgage-backed securities in Juniata’s portfolio are government sponsored enterprise (GSE) pass-through instruments issued by the Federal National Mortgage Association (FNMA) or Federal Home Loan Mortgage Corporation (FHLMC), which guarantees the timely payment of principal on these investments.

The unrealized losses noted above are considered to be temporary impairments. The decline in the values of the debt securities is due only to interest rate fluctuations, rather than erosion of issuer credit quality. As a result, the payment of contractual cash flows, including principal repayment, is not at risk. As Juniata does not intend to sell the securities, does not believe Juniata will be required to sell the securities before recovery and expects to recover the entire amortized cost basis, none of the debt securities are deemed to be other-than-temporarily impaired.

Equity securities owned by Juniata consist of common stock of various financial services providers and are evaluated quarterly for evidence of other-than-temporary impairment. There were three equity securities that were in an unrealized loss position for 12 months or more as of June 30, 2015. Individually and collectively, these three equity securities have insignificant unrealized losses. All of these securities have increased in fair value in the preceding twelve months, and therefore are deemed to be temporarily impaired. Management has identified no other-than-temporary impairment as of, or for the periods ended June 30, 2015, June 30, 2014 and December 31, 2014 in the equity portfolio. Management continues to track the performance of each stock owned to determine if it is prudent to recognize any other-than-temporary impairment charges. Juniata has the ability and intent to hold its equity securities until recovery of unrealized losses.

6. Loans and Related Allowance for Credit Losses

Loans that Juniata has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the outstanding unpaid principal balances, net of any deferred fees or costs and the allowance for loan losses. Interest income on all loans, other than nonaccrual loans, is accrued over the term of the loans based on the amount of principal outstanding. Unearned income is amortized to income over the life of the loans, using the interest method.

The loan portfolio is segmented into commercial and consumer loans. Commercial loans are comprised of the following classes of loans: (1) commercial, financial and agricultural, (2) commercial real estate, (3) real estate construction, a portion of (4) mortgage loans and (5) obligations of states and political subdivisions. Consumer loans are comprised of a portion of (4) mortgage loans and (6) personal loans.

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans is generally discontinued when the contractual payment of principal or interest has become 90 days past due or reasonable doubt exists as to the full, timely collection of principal or interest. However, it is Juniata’s policy to continue to accrue interest on loans over 90 days past due as long as (1) they are guaranteed or well secured and (2) there is an effective means of timely collection in process. When a loan is placed on non-accrual status, all unpaid interest credited to income in the current year is reversed against current period income, and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, accruals are resumed on loans only when the obligation is brought fully current with respect to interest and principal, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. Loans and Related Allowance for Credit Losses - (continued)

Juniata originates loans in the portfolio with the intent to hold them until maturity. At the time Juniata no longer intends to hold loans to maturity based on asset/liability management practices, Juniata transfers loans from its portfolio to held for sale at fair value. Any write-down recorded upon transfer is charged against the allowance for loan losses. Any write-downs recorded after the initial transfers are recorded as a charge to other non-interest expense. Gains or losses recognized upon sale are included in gains on sales of loans which is a component of non-interest income.

Juniata also originates residential mortgage loans with the intent to sell. These individual loans are normally funded by the buyer immediately. Juniata maintains servicing rights on these loans. Mortgage servicing rights are recognized as an asset upon the sale of a mortgage loan. A portion of the cost of the loan is allocated to the servicing right based upon relative fair value. Servicing rights are intangible assets and are carried at estimated fair value. Adjustments to fair value are recorded as non-interest income and included in gain on sales of loans in the consolidated statements of income.

The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses (“allowance”) represents management’s estimate of losses inherent in the loan portfolio as of the consolidated statement of financial condition date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management’s estimate of losses inherent in its unfunded lending commitments and is recorded in other liabilities on the consolidated statement of financial condition, when necessary. The amount of the reserve for unfunded lending commitments is not material to the consolidated financial statements. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

For financial reporting purposes, the provision for loan losses charged to current operating income is based on management’s estimates, and actual losses may vary from estimates. These estimates are reviewed and adjusted at least quarterly and are reported in earnings in the periods in which they become known.

Loans included in any class are considered for charge-off when:

•	principal or interest has been in default for 120 days or more and for which no payment has been received during the previous four months;
•	all collateral securing the loan has been liquidated and a deficiency balance remains;
•	a bankruptcy notice is received for an unsecured loan;
•	a confirming loss event has occurred; or
•	the loan is deemed to be uncollectible for any other reason.

The allowance for loan losses is maintained at a level considered adequate to offset probable losses on Juniata’s existing loans. The analysis of the allowance for loan losses relies heavily on changes in observable trends that may indicate potential credit weaknesses. Management’s periodic evaluation of the adequacy of the allowance is based on Juniata’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

In addition, regulatory agencies, as an integral part of their examination process, periodically review Juniata’s allowance for loan losses and may require Juniata to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination, which

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. Loans and Related Allowance for Credit Losses - (continued)

may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the level of the allowance for loan losses as of June 30, 2015 was adequate.

There are two components of the allowance: a specific component for loans that are deemed to be impaired; and a general component for contingencies.

A loan is considered to be impaired when, based on current information and events, it is probable that Juniata will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loans and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

The estimated fair values of substantially all of Juniata’s impaired loans are measured based on the estimated fair value of the loan’s collateral. For commercial loans secured with real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the current appraisal and the condition of the property. Appraised values may be discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include the estimated costs to sell the property. For commercial loans secured by non-real estate collateral, estimated fair values are determined based on the borrower’s financial statements, inventory reports, aging accounts receivable, equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets. For such loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Juniata generally does not separately identify individual consumer segment loans for impairment disclosures, unless such loans are subject to a restructuring agreement.

Loans whose terms are modified are classified as troubled debt restructurings if Juniata grants borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a below-market interest rate based on the loan’s risk characteristics or an extension of a loan’s stated maturity date. Nonaccrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for a sustained period of time after modification. Loans classified as troubled debt restructurings are designated as impaired.

The component of the allowance for contingencies relates to other loans that have been segmented into risk rated categories. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated quarterly or when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans classified as special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified as substandard have one or more well-defined weaknesses that jeopardize the liquidation of the debt. Substandard loans include loans that are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. Loans and Related Allowance for Credit Losses - (continued)

liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. Specific reserves may be established for larger, individual classified loans as a result of this evaluation, as discussed above. Remaining loans are categorized into large groups of smaller balance homogeneous loans and are collectively evaluated for impairment. This computation is generally based on historical loss experience adjusted for qualitative factors. The historical loss experience is averaged over a ten-year period for each of the portfolio segments. The ten-year timeframe was selected in order to capture activity over a wide range of economic conditions and has been consistently used by Juniata for the past seven years. Qualitative risk factors are reviewed for relevancy each quarter and include:

•	National, regional and local economic and business conditions, as well as the condition of various market segments, including the underlying collateral for collateral dependent loans;
•	Nature and volume of the portfolio and terms of loans;
•	Experience, ability and depth of lending and credit management and staff;
•	Volume and severity of past due, classified and nonaccrual loans, as well as other loan modifications;
•	Existence and effect of any concentrations of credit and changes in the level of such concentrations; and
•	Effect of external factors, including competition.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

Commercial, Financial and Agricultural Lending

Juniata originates commercial, financial and agricultural loans primarily to businesses located in its primary market area and surrounding areas. These loans are used for various business purposes, which include short-term loans and lines of credit to finance machinery and equipment purchases, inventory and accounts receivable. Generally, the maximum term for loans extended on machinery and equipment is shorter and does not exceed the projected useful life of such machinery and equipment. Most business lines of credit are written with a five year maturity, subject to an annual credit review.

Commercial loans are generally secured with short-term assets; however, in many cases, additional collateral, such as real estate, is provided as additional security for the loan. Loan-to-value maximum values have been established by Juniata and are specific to the type of collateral. Collateral values may be determined using invoices, inventory reports, accounts receivable aging reports, collateral appraisals, etc.

In underwriting commercial loans, an analysis of the borrower’s character, capacity to repay the loan, the adequacy of the borrower’s capital and collateral, as well as an evaluation of conditions affecting the borrower, is performed. Analysis of the borrower’s past, present and future cash flows is also an important aspect of Juniata’s analysis.

Concentration analysis assists in identifying industry specific risk inherent in commercial, financial and agricultural lending. Mitigants include the identification of secondary and tertiary sources of repayment and appropriate increases in oversight.

Commercial, financial and agricultural loans generally present a higher level of risk than certain other types of loans, particularly during slow economic conditions.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. Loans and Related Allowance for Credit Losses - (continued)

Commercial Real Estate Lending

Juniata engages in commercial real estate lending in its primary market area and surrounding areas. Juniata’s commercial real estate portfolio is secured primarily by residential housing, commercial buildings, raw land and hotels. Generally, commercial real estate loans have terms that do not exceed 20 years, have loan-to-value ratios of up to 80% of the appraised value of the property and are typically secured by personal guarantees of the borrowers.

As economic conditions deteriorate, Juniata reduces its exposure in real estate loans with higher risk characteristics. In underwriting these loans, Juniata performs a thorough analysis of the financial condition of the borrower, the borrower’s credit history, and the reliability and predictability of the cash flow generated by the property securing the loan. Appraisals on properties securing commercial real estate loans originated by Juniata are performed by independent appraisers.

Commercial real estate loans generally present a higher level of risk than certain other types of loans, particularly during slow economic conditions.

Real Estate Construction Lending

Juniata engages in real estate construction lending in its primary market area and surrounding areas. Juniata’s real estate construction lending consists of commercial and residential site development loans, as well as commercial building construction and residential housing construction loans.

Juniata’s commercial real estate construction loans are generally secured with the subject property, and advances are made in conformity with a pre-determined draw schedule supported by independent inspections. Terms of construction loans depend on the specifics of the project, such as estimated absorption rates, estimated time to complete, etc.

In underwriting commercial real estate construction loans, Juniata performs a thorough analysis of the financial condition of the borrower, the borrower’s credit history, the reliability and predictability of the cash flow generated by the project using feasibility studies, market data, etc. Appraisals on properties securing commercial real estate loans originated by Juniata are performed by independent appraisers.

Real estate construction loans generally present a higher level of risk than certain other types of loans, particularly during slow economic conditions. The difficulty of estimating total construction costs adds to the risk as well.

Mortgage Lending

Juniata’s real estate mortgage portfolio is comprised of consumer residential mortgages and business loans secured by one-to-four family properties. One-to-four family residential mortgage loan originations, including home equity installment and home equity lines of credit loans, are generated by Juniata’s marketing efforts, its present customers, walk-in customers and referrals. These loans originate primarily within Juniata’s market area or with customers primarily from the market area.

Juniata offers fixed-rate and adjustable rate mortgage loans with terms up to a maximum of 25-years for both permanent structures and those under construction. Juniata’s one-to-four family residential mortgage originations are secured primarily by properties located in its primary market area and surrounding areas. The majority of Juniata’s residential mortgage loans originate with a loan-to-value of 80% or less. Home equity installment loans are secured by the borrower’s primary residence with a maximum loan-to-value of 80% and a maximum term of 15 years. Home equity lines of credit are secured by the borrower’s primary residence with a maximum loan-to-value of 90% and a maximum term of 20 years.

In underwriting one-to-four family residential real estate loans, Juniata evaluates the borrower’s ability to make monthly payments, the borrower’s repayment history and the value of the property securing the loan. The ability to repay is determined by the borrower’s employment history, current financial conditions, and

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. Loans and Related Allowance for Credit Losses - (continued)

credit background. The analysis is based primarily on the customer’s ability to repay and secondarily on the collateral or security. Most properties securing real estate loans made by Juniata are appraised by independent fee appraisers. Juniata generally requires mortgage loan borrowers to obtain an attorney’s title opinion or title insurance, and fire and property insurance (including flood insurance, if necessary) in an amount not less than the amount of the loan. Juniata does not engage in sub-prime residential mortgage originations.

Residential mortgage loans and home equity loans generally present a lower level of risk than certain other types of consumer loans because they are secured by the borrower’s primary residence. Risk is increased when Juniata is in a subordinate position for the loan collateral.

Obligations of States and Political Subdivisions

Juniata lends to local municipalities and other tax-exempt organizations. These loans are primarily tax-anticipation notes and, as such, carry little risk. Historically, Juniata has never had a loss on any loan of this type.

Personal Lending

Juniata offers a variety of secured and unsecured personal loans, including vehicle loans, mobile home loans and loans secured by savings deposits as well as other types of personal loans.

Personal loan terms vary according to the type and value of collateral and creditworthiness of the borrower. In underwriting personal loans, a thorough analysis of the borrower’s willingness and financial ability to repay the loan as agreed is performed. The ability to repay is determined by the borrower’s employment history, current financial conditions and credit background.

Personal loans may entail greater credit risk than do residential mortgage loans, particularly in the case of personal loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles or recreational equipment. In such cases, any repossessed collateral for a defaulted personal loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, personal loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Loan Portfolio Classification

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within Juniata’s internal risk rating system as of June 30, 2015 and December 31, 2014 (in thousands):

As of June 30, 2015	Pass	Special Mention	Substandard	Doubtful	Total
Commercial, financial and agricultural	$22,968	$2,570	$1,494	$—	$27,032
Real estate – commercial	81,115	17,321	2,857	1,231	102,524
Real estate – construction	13,920	3,302	3,531	312	21,065
Real estate – mortgage	124,773	5,204	4,691	1,134	135,802
Obligations of states and political subdivisions	12,958	469	—	—	13,427
Personal	4,221	52	—	—	4,273
Total	$259,955	$28,918	$12,573	$2,677	$304,123

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. Loans and Related Allowance for Credit Losses - (continued)

As of December 31, 2014	Pass	Special Mention	Substandard	Doubtful	Total
Commercial, financial and agricultural	$17,904	$5,697	$137	$—	$23,738
Real estate – commercial	70,369	15,297	3,037	1,297	90,000
Real estate – construction	12,934	3,486	3,957	336	20,713
Real estate – mortgage	128,898	5,611	4,280	1,887	140,676
Obligations of states and political subdivisions	15,708	22	—	—	15,730
Personal	3,987	57	—	—	4,044
Total	$249,800	$30,170	$11,411	$3,520	$294,901

Juniata has certain loans in its portfolio that are considered to be impaired. It is the policy of Juniata to recognize income on impaired loans that have been transferred to nonaccrual status on a cash basis, only to the extent that it exceeds principal balance recovery. Until an impaired loan is placed on nonaccrual status, income is recognized on the accrual basis. Collateral analysis is performed on each impaired loan at least quarterly, and results are used to determine if a specific reserve is necessary to adjust the carrying value of each individual loan down to the estimated fair value. Generally, specific reserves are carried against impaired loans based upon estimated collateral value until a confirming loss event occurs or until termination of the credit is scheduled through liquidation of the collateral or foreclosure. Charge off will occur when a confirmed loss is identified. Professional appraisals of collateral, discounted for expected selling costs, appraisal age, economic conditions and other known factors are used to determine the charge-off amount. The following tables summarize information regarding impaired loans by portfolio class as of June 30, 2015 and December 31, 2014 (in thousands):

	As of June 30, 2015			As of December 31, 2014
Impaired loans	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial, financial and agricultural	$—	$—	$—	$1	$1	$—
Real estate – commercial	2,334	2,494	—	2,264	2,357	—
Real estate – construction	312	664	—	336	664	—
Real estate – mortgage	2,994	4,334	—	3,056	4,324	—
With an allowance recorded:
Real estate – mortgage	$41	$50	$2	$896	$937	$150
Total:
Commercial, financial and agricultural	$—	$—	$—	$1	$1	$—
Real estate – commercial	2,334	2,494	—	2,264	2,357	—
Real estate – construction	312	664	—	336	664	—
Real estate – mortgage	3,035	4,384	2	3,952	5,261	150
	$5,681	$7,542	$2	$6,553	$8,283	$150

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. Loans and Related Allowance for Credit Losses - (continued)

	Three Months Ended June 30, 2015			Three Months Ended June 30, 2014
Impaired loans	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Income	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Income
With no related allowance recorded:
Commercial, financial and agricultural	$—	$—	$—	$7	$11	$1
Real estate – commercial	2,277	12	4	917	1	21
Real estate – construction	157	—	—	1	—	—
Real estate – mortgage	2,888	9	6	3,348	9	41
With an allowance recorded:
Real estate – commercial	$101	$—	$—	$1,767	$—	$2
Real estate – construction	168	—	—	526	—	—
Real estate – mortgage	350	—	—	355	—	—
Total:
Commercial, financial and agricultural	$—	$—	$—	$7	$11	$1
Real estate – commercial	2,378	12	4	2,684	1	23
Real estate – construction	325	—	—	527	—	—
Real estate – mortgage	3,238	9	6	3,703	9	41
	$5,941	$21	$10	$6,921	$21	$65

	Six Months Ended June 30, 2015			Six Months Ended June 30, 2014
Impaired loans	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Income	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Income
With no related allowance recorded:
Commercial, financial and agricultural	$1	$—	$—	$50	$11	$1
Real estate – commercial	2,299	23	10	1,508	12	24
Real estate – construction	324	—	—	253	—	—
Real estate – mortgage	3,025	19	13	3,240	24	56
With an allowance recorded:
Real estate – commercial	$67	—		$887	$—	$11
Real estate – construction	112	—		1,001	—	—
Real estate – mortgage	469	—		358	—	—
Total:
Commercial, financial and agricultural	$1	$—	$—	$50	$11	$1
Real estate – commercial	2,366	23	10	2,395	12	35
Real estate – construction	436	—	—	1,254	—	—
Real estate – mortgage	3,494	19	13	3,598	24	56
	$6,297	$42	$23	$7,297	$47	$92

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. Loans and Related Allowance for Credit Losses - (continued)

The following table presents nonaccrual loans by classes of the loan portfolio as of June 30, 2015 and December 31, 2014 (in thousands):

Nonaccrual loans:	June 30, 2015	December 31, 2014
Real estate – commercial	$1,661	$1,717
Real estate – construction	312	336
Real estate – mortgage	2,442	3,193
Total	$4,415	$5,246

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the past due status as of June 30, 2015 and December 31, 2014 (in thousands):

As of June 30, 2015	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans Past Due greater than 90 Days and Accruing
Commercial, financial and agricultural	$15	$—	$—	$15	$27,017	$27,032	$—
Real estate – commercial	131	35	1,244	1,410	101,114	102,524	—
Real estate – construction	—	—	312	312	20,753	21,065	—
Real estate – mortgage	458	1,968	1,918	4,344	131,458	135,802	30
Obligations of states and political subdivisions	—	—	—	—	13,427	13,427	—
Personal	14	—	—	14	4,259	4,273	—
Total	$618	$2,003	$3,474	$6,095	$298,028	$304,123	$30

As of December 31, 2014	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans Past Due greater than 90 Days and Accruing
Commercial, financial and agricultural	$2	$12	$—	$14	$23,724	$23,738	$—
Real estate – commercial	388	61	1,717	2,166	87,834	90,000	—
Real estate – construction	—	104	336	440	20,273	20,713	—
Real estate – mortgage	498	1,326	2,968	4,792	135,884	140,676	400
Obligations of states and political subdivisions	—	—	—	—	15,730	15,730	—
Personal	17	—	—	17	4,027	4,044	—
Total	$905	$1,503	$5,021	$7,429	$287,472	$294,901	$400

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. Loans and Related Allowance for Credit Losses - (continued)

The following table summarizes information regarding troubled debt restructurings by loan portfolio class at June 30, 2015 and December 31, 2014, in thousands of dollars.

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Recorded Investment
As of June 30, 2015
Accruing troubled debt restructurings:
Real estate – mortgage	6	254	282	244
Real estate – commercial	1	148	148	144
	7	$402	$430	$388
As of December 31, 2014
Accruing troubled debt restructurings:
Real estate – mortgage	6	$254	$282	$256
Real estate – commercial	1	148	148	145
Non-accruing troubled debt restructurings:
Real estate – mortgage	1	364	371	366
	8	$766	$801	$767

Juniata’s troubled debt restructurings are also impaired loans, which may result in a specific allocation and subsequent charge-off if appropriate. As of June 30, 2015 there were no specific reserves carried for troubled debt restructurings, but one troubled debt restructured loan was foreclosed upon during the second quarter of 2015, resulting in a charge-off of $90,000 and an addition to OREO of $265,000. There were no defaults of troubled debt restructurings that took place during the three or six months ended June 30, 2015 and 2014 within 12 months of restructure. On December 31, 2014, there were no specific reserves carried for troubled debt restructured loans and no charge-offs relating to the troubled debt restructurings. The amended terms of the restructured loans vary, whereby interest rates have been reduced, principal payments have been reduced or deferred for a period of time and/or maturity dates have been extended.

There were no loans whose terms have been modified resulting in troubled debt restructurings during the three months or six months ended June 30, 2015. The following table summarizes loans whose terms had been modified resulting in troubled debt restructurings during the three and six months ended June 30, 2014, in thousands of dollars:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Recorded Investment
Three months ended June 30, 2014
Accruing troubled debt restructurings:
Real estate – mortgage	1	$49	$49	$47
	1	$49	$49	$47
Six months ended June 30, 2014
Accruing troubled debt restructurings:
Real estate – mortgage	1	$49	$49	$47
	1	$49	$49	$47

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. Loans and Related Allowance for Credit Losses - (continued)

Consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process at June 30, 2015 and December 31, 2014 totaled $296,000 and $384,000, respectively.

The following tables summarize the activity in the allowance for loan losses and related investments in loans receivable (in thousands):

As of, and for the period ended, June 30, 2015

	Commercial, financial and agricultural	Real estate – commercial	Real estate – construction	Real estate – mortgage	Obligations of states and political subdivisions	Personal	Total
Allowance for loan losses:
Beginning balance, April 1, 2015	$216	$706	$174	$1,268	$—	$35	$2,399
Charge-offs	—	(66)	(24)	(106)	—	(4)	(200)
Recoveries	—	—	—	1	—	3	4
Provisions	16	112	8	(29)	—	5	112
Ending balance, June 30, 2015	$232	$752	$158	$1,134	$—	$39	$2,315
Beginning balance, January 1, 2015	$222	$665	$155	$1,300	$—	$38	$2,380
Charge-offs	—	(66)	(24)	(138)	—	(5)	(233)
Recoveries	—	—	—	1	—	5	6
Provisions	10	153	27	(29)	—	1	162
Ending balance, June 30, 2015	$232	$752	$158	$1,134	$—	$39	$2,315

	Commercial, financial and agricultural	Real estate – commercial	Real estate – construction	Real estate – mortgage	Obligations of states and political subdivisions	Personal	Total
Allowance for loan losses:
Ending balance	$232	$752	$158	$1,134	$—	$39	$2,315
evaluated for impairment
individually	$—	$—	$—	$2	$—	$—	$2
collectively	$232	$752	$158	$1,132	$—	$39	$2,313
Loans:
Ending balance	$27,032	$102,524	$21,065	$135,802	$13,427	$4,273	$304,123
evaluated for impairment
individually	$—	$2,334	$312	$3,035	$—	$—	$5,681
collectively	$27,032	$100,190	$20,753	$132,767	$13,427	$4,273	$298,442

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. Loans and Related Allowance for Credit Losses - (continued)

As of, and for the period ended, June 30, 2014

	Commercial, financial and agricultural	Real estate – commercial	Real estate – construction	Real estate – mortgage	Obligations of states and political subdivisions	Personal	Total
Allowance for loan losses:
Beginning balance, April 1, 2014	$250	$615	$172	$1,223	$—	$40	$2,300
Charge-offs	(1)	(5)	—	(58)	—	—	(64)
Recoveries	1	4	—	—	—	—	5
Provisions	(25)	75	23	43	—	1	117
Ending balance, June 30, 2014	$225	$689	$195	$1,208	$—	$41	$2,358
Beginning balance, January 1, 2014	$253	$534	$212	$1,246	$—	$42	$2,287
Charge-offs	(2)	(5)	—	(63)	—	(3)	(73)
Recoveries	3	4	—	—	—	—	7
Provisions	(29)	156	(17)	25	—	2	137
Ending balance, June 30, 2014	$225	$689	$195	$1,208	$—	$41	$2,358

	Commercial, financial and agricultural	Real estate – commercial	Real estate – construction	Real estate – mortgage	Obligations of states and political subdivisions	Personal	Total
Allowance for loan losses:
Ending balance	$225	$689	$195	$1,208	$—	$41	$2,358
evaluated for impairment
individually	$—	$112	$76	$36	$—	$—	$224
collectively	$225	$577	$119	$1,172	$—	$41	$2,134
Loans:
Ending balance	$23,721	$84,207	$18,274	$136,840	$10,904	$4,398	$278,344
evaluated for impairment
individually	$6	$2,533	$525	$3,477	$—	$—	$6,541
collectively	$23,715	$81,674	$17,749	$133,363	$10,904	$4,398	$271,803

As of December 31, 2014

As of December 31, 2014	Commercial, financial and agricultural	Real estate – commercial	Real estate – construction	Real estate – mortgage	Obligations of states and political subdivisions	Personal	Total
Allowance for loan losses:
Ending balance	$222	$665	$155	$1,300	$—	$38	$2,380
evaluated for impairment
individually	$—	$—	$—	$150	$—	$—	$150
collectively	$222	$665	$155	$1,150	$—	$38	$2,230
Loans:
Ending balance	$23,738	$90,000	$20,713	$140,676	$15,730	$4,044	$294,901
evaluated for impairment
individually	$1	$2,264	$336	$3,952	$—	$—	$6,553
collectively	$23,737	$87,736	$20,377	$136,724	$15,730	$4,044	$288,348

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

7. Goodwill and core deposit intangible

On September 8, 2006, Juniata completed the acquisition of a branch office in Richfield, PA. Goodwill at June 30, 2015 and December 31, 2014 was $2,046,000. Core deposit intangible was $52,000 net of amortization of $397,000 at June 30, 2015 and $74,000 net of amortization of $375,000 at December 31, 2014. The core deposit intangible is being amortized over a ten-year period on a straight line basis. Core deposit amortization expense was $11,000 and $22,000 in each of the three and six month periods ending June 30, 2015 and 2014, respectively. The goodwill is not amortized, but is measured annually for impairment or more frequently if certain events occur which might indicate goodwill has been impaired. There was no impairment of goodwill during the three and six month periods ended June 30, 2015 or 2014.

8. Investment in Unconsolidated Subsidiary

Juniata owns 39.16% of the outstanding common stock of Liverpool Community Bank (LCB), Liverpool, PA. This investment is accounted for under the equity method of accounting and is being carried at $4,457,000 as of June 30, 2015. Juniata increases its investment in LCB for its share of earnings and decreases its investment by any dividends received from LCB. The investment is evaluated quarterly for impairment. A loss in value of the investment which is determined to be other than a temporary decline would be recognized as a loss in the period in which such determination is made. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of LCB to sustain an earnings capacity that would justify the current carrying value of the investment. There was no impairment of goodwill during the three or six month periods ended June 30, 2015 and 2014.

9. Fair Value Measurement

Fair value measurement and disclosure guidance defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. Additional guidance is provided on determining when the volume and level of activity for the asset or liability has significantly decreased. The guidance also includes guidance on identifying circumstances when a transaction may not be considered orderly.

Fair value measurement and disclosure guidance provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed, and significant adjustments to the related prices may be necessary to estimate fair value in accordance with fair value measurement and disclosure guidance.

This guidance clarifies that, when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly. In those situations, the entity must evaluate the weight of the evidence to determine whether the transaction is orderly. The guidance provides a list of circumstances that may indicate that a transaction is not orderly. A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.

Fair value measurement and disclosure guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability is not adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

9. Fair Value Measurement - (continued)

Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

Fair value measurement and disclosure guidance requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs — Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs — Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

An asset’s or liability’s placement in the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and Juniata’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. Juniata’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes Juniata’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Securities Available for Sale. Debt securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, Juniata obtains fair value measurement from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

9. Fair Value Measurement - (continued)

spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other things. Equity securities classified as available for sale are reported at fair value using Level 1 inputs.

Impaired Loans. Certain impaired loans are reported on a non-recurring basis at the fair value of the underlying collateral since repayment is expected solely from the collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

Other Real Estate Owned. Certain assets included in other real estate owned are carried at fair value as a result of impairment and accordingly are presented as measured on a non-recurring basis. Values are estimated using Level 3 inputs, based on appraisals that consider the sales prices of property in the proximate vicinity.

Mortgage Servicing Rights. The fair value of servicing assets is based on the present value of estimated future cash flows on pools of mortgages stratified by rate and maturity date and are considered Level 3 inputs.

The following table summarizes financial assets and financial liabilities measured at fair value as of June 30, 2015 and December 31, 2014, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands). There were no transfers of assets between fair value Level 1 and Level 2 during the six months ended June 30, 2015 or 2014.

	June 30, 2015	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Other Unobservable Inputs
Measured at fair value on a recurring basis:
Debt securities available-for-sale:
Obligations of U.S. Government agencies and corporations	$36,828	$—	$36,828	$—
Obligations of state and political subdivisions	32,894	—	32,894	—
Mortgage-backed securities	67,054	—	67,054	—
Equity securities available-for-sale	1,572	1,572	—	—
Measured at fair value on a non-recurring basis:
Impaired loans	2,676	—	—	2,676
Mortgage servicing rights	204	—	—	204

	December 31, 2014	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Other Unobservable Inputs
Measured at fair value on a recurring basis:
Debt securities available-for-sale:
Obligations of U.S. Government agencies and corporations	$50,101	$—	$50,101	$—
Obligations of state and political subdivisions	35,873	—	35,873	—
Mortgage-backed securities	55,429	—	55,429	—
Equity securities available-for-sale	1,500	1,500	—	—
Measured at fair value on a non-recurring basis:
Impaired loans	3,370	—	—	3,370
Mortgage servicing rights	193	—	—	193

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

9. Fair Value Measurement - (continued)

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which Level 3 inputs have been used to determine fair value:

June 30, 2015	Fair Value Estimate	Valuation Technique	Unobservable Input	Range	Weighted Average
Impaired loans	$2,676	Appraisal of collateral(1)	Appraisal and liquidation adjustments(2)	(7)% – (20)%	(15.8)%
Mortgage servicing rights	204	Multiple of annual servicing fee	Estimated pre-payment speed, based on rate and term	300% – 400%	363%

December 31, 2014	Fair Value Estimate	Valuation Technique	Unobservable Input	Range	Weighted Average
Impaired loans	$3,370	Appraisal of collateral(1)	Appraisal and liquidation adjustments(2)	(7)% – (15)%	(11.2)%
Mortgage servicing rights	193	Multiple of annual servicing fee	Estimated pre-payment speed, based on rate and term	300% – 400%	360%

(1)	Fair value is generally determined through independent appraisals of the underlying collateral that generally include various level 3 inputs which are not identifiable.
(2)	Appraisals may be adjusted downward by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of Juniata’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, the fair value estimates herein are not necessarily indicative of the amounts Juniata could have realized in sales transactions on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different from the amounts reported at each quarter end.

The information presented below should not be interpreted as an estimate of the fair value of Juniata as a whole since a fair value calculation is provided only for a limited portion of Juniata’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between Juniata’s disclosures and those of other companies may not be meaningful.

The following describes the estimated fair value of Juniata’s financial instruments as well as the significant methods and assumptions not previously disclosed used to determine these estimated fair values.

Carrying values approximate fair value for cash and due from banks, interest-bearing demand deposits with banks, restricted stock in the Federal Home Loan Bank, loans held for sale, interest receivable, mortgage servicing rights, non-interest bearing deposits, securities sold under agreements to repurchase, short-term borrowings and interest payable. Other than cash and due from banks, which are considered Level 1 inputs, and mortgage servicing rights, which are Level 3 inputs, these instruments are Level 2 inputs.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

9. Fair Value Measurement - (continued)

Interest bearing time deposits with banks — The estimated fair value is determined by discounting the contractual future cash flows, using the rates currently offered for deposits of similar remaining maturities.

Loans — For variable-rate loans that reprice frequently and which entail no significant changes in credit risk, carrying values approximated fair value. Substantially all commercial loans and real estate mortgages are variable rate loans. The fair value of other loans (i.e. consumer loans and fixed-rate real estate mortgages) is estimated by calculating the present value of the cash flow difference between the current rate and the market rate, for the average maturity, discounted quarterly at the market rate.

Fixed rate time deposits — The estimated fair value is determined by discounting the contractual future cash flows, using the rates currently offered for deposits of similar remaining maturities.

Long term debt and other interest bearing liabilities — The fair value is estimated using discounted cash flow analysis, based on incremental borrowing rates for similar types of arrangements.

Commitments to extend credit and letters of credit — The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present credit-worthiness of the counterparties. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements.

The estimated fair values of Juniata’s financial instruments are as follows (in thousands):

Financial Instruments
(in thousands)

	June 30, 2015		December 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and due from banks	$7,746	$7,746	$6,757	$6,757
Interest bearing deposits with banks	247	247	10	10
Securities	138,348	138,348	142,903	142,903
Restricted investment in FHLB stock	3,055	3,055	2,726	2,726
Loans, net of allowance for loan losses	301,808	298,967	292,521	294,083
Mortgage servicing rights	204	204	193	193
Accrued interest receivable	1,463	1,463	1,491	1,491
Financial liabilities:
Non-interest bearing deposits	79,043	79,043	77,697	77,697
Interest bearing deposits	299,723	301,827	303,187	305,635
Securities sold under agreements to repurchase	3,926	3,926	4,594	4,594
Short-term borrowings	25,450	25,450	15,950	15,950
Long-term debt	22,500	22,587	22,500	22,464
Other interest bearing liabilities	1,430	1,435	1,412	1,416
Accrued interest payable	230	230	301	301
Off-balance sheet financial instruments:
Commitments to extend credit	—	—	—	—
Letters of credit	—	—	—	—

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

9. Fair Value Measurement - (continued)

The following presents the carrying amount, fair value and placement in the fair value hierarchy of Juniata’s financial instruments not previously disclosed as of June 30, 2015 and December 31, 2014. This table excludes financial instruments for which the carrying amount approximates fair value (in thousands).

June 30, 2015	Carrying Amount	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets or Liabilities	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Other Unobservable Inputs
Financial instruments – Assets
Loans, net of allowance for loan losses	$301,808	$298,967	$—	$—	$298,967
Financial instruments – Liabilities
Interest bearing deposits	299,723	301,827	—	301,827	—
Long-term debt	22,500	22,587		22,587
Other interest bearing liabilities	1,430	1,435	—	1,435	—

December 31, 2014	Carrying Amount	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets or Liabilities	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Other Unobservable Inputs
Financial instruments – Assets
Loans, net of allowance for loan losses	292,521	294,083	—	—	294,083
Financial instruments – Liabilities
Interest bearing deposits	303,187	305,635	—	305,635	—
Long-term debt	22,500	22,464		22,464
Other interest bearing liabilities	1,412	1,416	—	1,416	—

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

10. Defined Benefit Retirement Plan

Juniata sponsors a defined benefit retirement Plan (the “Plan”) which covers substantially all of its employees employed prior to December 31, 2007. As of January 1, 2008, the Plan was amended to close the Plan to new entrants. All active participants as of December 31, 2007 became 100% vested in their accrued benefit and, as long as they remained eligible, continued to accrue benefits until December 31, 2012. The benefits are based on years of service and the employee’s compensation. Effective December 31, 2012, the Plan was amended (frozen) to cease future service accruals after that date. Juniata’s funding policy is to contribute annually no more than the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide for benefits attributed to service through December 31, 2012. Juniata has made no contributions in the first six months of 2015 and does not expect to contribute to the Plan in the remainder of 2015. Pension expense included the following components for the three and six month periods ended June 30, 2015 and 2014:

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in thousands)	2015	2014	2015	2014
Components of net periodic pension cost (income)
Interest cost	$113	$107	$225	$213
Expected return on plan assets	(148)	(130)	(296)	(259)
Recognized net actuarial loss	60	10	121	20
Net periodic pension cost (income)	25	(13)	50	(26)
Amortization of net actuarial loss recognized in other comprehensive income	$(60)	$(10)	$(121)	$(20)
Total recognized in net periodic pension cost and other comprehensive income	$(35)	$(23)	$(71)	$(46)

11. Commitments, Contingent Liabilities and Guarantees

In the ordinary course of business, Juniata makes commitments to extend credit to its customers through letters of credit, loan commitments and lines of credit. At June 30, 2015, Juniata had $40,046,000 outstanding in loan commitments and other unused lines of credit extended to its customers as compared to $45,021,000 at December 31, 2014.

Juniata does not issue any guarantees that would require liability recognition or disclosure, other than its letters of credit. Letters of credit are conditional commitments issued by Juniata to guarantee the performance of a customer to a third party. Generally, financial and performance letters of credit have expiration dates within one year of issuance, while commercial letters of credit have longer term commitments. The credit risk involved in issuing letters of credit is essentially the same as the risks that are involved in extending loan facilities to customers. Juniata generally holds collateral and/or personal guarantees supporting these commitments. Juniata had outstanding $1,669,000 and $1,703,000 of financial and performance letters of credit commitments as of June 30, 2015 and December 31, 2014, respectively. Commercial letters of credit as of June 30, 2015 totaled $10,900,000. As of December 31, 2014, there were no commercial letters of credit. Management believes that the proceeds obtained through a liquidation of collateral and the enforcement of guarantees would be sufficient to cover the potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of June 30, 2015 for payments under letters of credit issued was not material. Because these instruments have fixed maturity dates, and because many of them will expire without being drawn upon, they do not generally present any significant liquidity risk.

Additionally, Juniata has committed to fund and sell qualifying residential mortgage loans to the Federal Home Loan Bank of Pittsburgh in the total amount of $15,000,000. As of June 30, 2015, $8,243,000 remains to be delivered on that commitment, of which none has been committed to borrowers.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

12. Agreement and Plan of Merger

On June 26, 2015, Juniata entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FNBPA Bancorp, Inc. (“FNBPA”) pursuant to which Juniata will acquire all of the shares of FNBPA Bancorp in a stock and cash transaction. Under the Merger Agreement, FNBPA Bancorp shareholders may elect to receive, in exchange for each share of FNBPA Bancorp common stock they own, either cash of $50.34 or 2.7813 shares of Juniata common stock, subject to election and allocation procedures designed to result in the aggregate cash merger consideration representing between 15% and 25% of the total merger consideration issued in the transaction. The transaction is valued at approximately $13.2 million.

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, FNBPA will merge with and into Juniata, with Juniata continuing as the surviving entity (the “Merger”). Immediately following the consummation of the Merger, First National Bank of Port Allegany, a national banking association and wholly-owned subsidiary of FNBPA, will merge with and into JVB, a Pennsylvania-state chartered bank and wholly-owned subsidiary of Juniata, with JVB continuing as the surviving entity. The Merger Agreement was approved by the Board of Directors of each of Juniata and FNBPA. FNBPA shareholders may seek appraisal rights as dissenting shareholders under Pennsylvania law.

The merger is subject to customary closing conditions enumerated in the merger agreement, including receipt of regulatory approvals and the approval of both Juniata’s and FNBPA’s shareholders. It is anticipated that the transaction will close by the end of 2015.

13. Subsequent Event

In July 2015, the Board of Directors declared a dividend of $0.22 per share to shareholders of record on August 14, 2015, payable on September 1, 2015.

Report on Management’s Assessment of Internal Control over Financial Reporting

Management is responsible for the preparation, integrity and fair presentation of the consolidated financial statements included in this Annual Report on Form 10-K. The consolidated financial statements and notes included in this annual report have been prepared in conformity with accounting principles generally accepted in the United States of America, and as such, include some amounts that are based on management’s best estimates and judgments.

The Company’s management is responsible for establishing and maintaining effective internal control over financial reporting. The system of internal control over financial reporting, as it relates to the financial statements, is evaluated for effectiveness by management and tested for reliability through a program of internal audits and management testing and review. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only a reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment, management concluded that as of December 31, 2014, the Company’s internal control over financial reporting is effective and meets the criteria of the Internal Control-Integrated Framework (2013).

The independent registered public accounting firm that audited the consolidated financial statements included in the annual report has issued an attestation report on the Company’s internal control over financial reporting.

Marcie A. Barber, President and Chief Executive Officer

JoAnn N. McMinn, Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Effectiveness of Internal Control over
Financial Reporting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Juniata Valley Financial Corp.
Mifflintown, Pennsylvania

We have audited Juniata Valley Financial Corp. and its wholly-owned subsidiary’s, The Juniata Valley Bank, (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Item 9A, Report on Management’s Assessment of Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows of Juniata Valley Financial Corp. and its wholly-owned subsidiary, The Juniata Valley Bank for each of the two years in the period ended December 31, 2014, and our report dated March 16, 2015 expressed an unqualified opinion.

/s/ BDO USA, LLP

Harrisburg, Pennsylvania
March 16, 2015

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Juniata Valley Financial Corp.
Mifflintown, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Juniata Valley Financial Corp., and its wholly-owned subsidiary, The Juniata Valley Bank, (the “Company”) as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Juniata Valley Financial Corp. and its wholly-owned subsidiary, The Juniata Valley Bank at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2015, expressed an unqualified opinion.

/s/ BDO USA, LLP

Harrisburg, Pennsylvania
March 16, 2015

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Juniata Valley Financial Corp.
Mifflintown, Pennsylvania

We have audited the accompanying consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows of Juniata Valley Financial Corp. and its wholly-owned subsidiary, The Juniata Valley Bank (the “Company”) for the year ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Juniata Valley Financial Corp. and its wholly-owned subsidiary, The Juniata Valley Bank, for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Pittsburgh, Pennsylvania
March 15, 2013

Juniata Valley Financial Corp. and Subsidiary

Consolidated Statements of Financial Condition
(in thousands, except share data)

	December 31, 2014	December 31, 2013
ASSETS
Cash and due from banks	$6,757	$8,570
Interest bearing deposits with banks	10	43
Cash and cash equivalents	6,767	8,613
Interest bearing time deposits with banks	—	249
Securities available for sale	142,903	126,046
Restricted investment in Federal Home Loan Bank (FHLB) stock	2,726	1,967
Investment in unconsolidated subsidiary	4,369	4,172
Total loans	294,901	277,798
Less: Allowance for loan losses	(2,380)	(2,287)
Total loans, net of allowance for loan losses	292,521	275,511
Premises and equipment, net	6,533	6,330
Other real estate owned	232	281
Bank owned life insurance and annuities	14,807	14,848
Investment in low income housing project	3,847	3,990
Core deposit intangible	74	119
Goodwill	2,046	2,046
Mortgage servicing rights	193	167
Accrued interest receivable and other assets	3,511	4,443
Total assets	$480,529	$448,782
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits:
Non-interest bearing	$77,697	$74,611
Interest bearing	303,187	305,034
Total deposits	380,884	379,645
Securities sold under agreements to repurchase	4,594	5,397
Short-term borrowings	15,950	8,400
Long-term debt	22,500	—
Other interest bearing liabilities	1,412	1,356
Accrued interest payable and other liabilities	5,333	4,000
Total liabilities	430,673	398,798
Stockholders' Equity:
Preferred stock, no par value:
Authorized – 500,000 shares, none issued	—	—
Common stock, par value $1.00 per share:
Authorized – 20,000,000 shares Issued – 4,745,826 shares Outstanding – 4,187,441 shares at December 31, 2014; 4,196,266 shares at December 31, 2013	4,746	4,746
Surplus	18,409	18,370
Retained earnings	39,644	39,118
Accumulated other comprehensive loss	(2,197)	(1,659)
Cost of common stock in Treasury: 558,385 shares at December 31, 2014; 549,560 shares at December 31, 2013	(10,746)	(10,591)
Total stockholders' equity	49,856	49,984
Total liabilities and stockholders' equity	$480,529	$448,782

See Notes to Consolidated Financial Statements

Juniata Valley Financial Corp. and Subsidiary

Consolidated Statements of Income
(in thousands, except share and per share data)

	Years Ended December 31,
	2014	2013	2012
Interest income:
Loans, including fees	$14,465	$14,868	$16,092
Taxable securities	1,950	1,267	1,311
Tax-exempt securities	513	583	738
Other interest income	4	16	29
Total interest income	16,932	16,734	18,170
Interest expense:
Deposits	2,356	2,871	3,621
Securities sold under agreements to repurchase	4	4	4
Short-term borrowings	15	8	1
Long-term debt	207	—	—
Other interest bearing liabilities	16	17	22
Total interest expense	2,598	2,900	3,648
Net interest income	14,334	13,834	14,522
Provision for loan losses	357	415	1,411
Net interest income after provision for loan losses	13,977	13,419	13,111
Non-interest income:
Customer service fees	1,278	1,290	1,282
Debit card fee income	847	822	809
Earnings on bank owned life insurance and annuities	391	416	450
Trust fees	438	355	379
Commissions from sales of non-deposit products	352	375	353
Income from unconsolidated subsidiary	236	237	249
Fees derived from loan activity	202	165	197
Mortgage banking income	214	338	567
Gain (loss) on calls of securities	9	(2)	2
Gain from life insurance proceeds	165	—	53
Other non-interest income	202	237	251
Total non-interest income	4,334	4,233	4,592
Non-interest expense:
Employee compensation expense	5,876	5,413	5,190
Employee benefits	1,444	1,615	2,096
Occupancy	993	971	929
Equipment	470	462	510
Data processing expense	1,545	1,450	1,440
Director compensation	205	223	234
Professional fees	396	388	362
Taxes, other than income	340	483	438
FDIC Insurance premiums	310	331	327
Loss (gain) on sales of other real estate owned	22	(39)	34
Amortization of intangibles	45	45	45
Amortization of investment in low-income housing partnership	479	448	—
Other non-interest expense	1,445	1,356	1,472
Total non-interest expense	13,570	13,146	13,077
Income before income taxes	4,741	4,506	4,626
Provision for income taxes	525	505	978
Net income	$4,216	$4,001	$3,648
Earnings per share
Basic	$1.01	$0.95	$0.86
Diluted	$1.01	$0.95	$0.86
Cash dividends declared per share	$0.88	$0.88	$0.88
Weighted average basic shares outstanding	4,192,761	4,210,336	4,231,404
Weighted average diluted shares outstanding	4,193,129	4,211,078	4,233,448

See Notes to Consolidated Financial Statements

Juniata Valley Financial Corp. and Subsidiary

Consolidated Statements of Comprehensive Income
(in thousands)

	Year ended December 31, 2014
	Before Tax Amount	Tax Effect	Net-of-Tax Amount
Net income	$4,741	$(525)	$4,216
Other comprehensive income (loss):
Aavailable for sale securities:
Unrealized holding gains arising during the period	1,582	(539)	1,043
Unrealized holding gains from unconsolidated subsidiary	10	—	10
Less reclassification adjustment for gains included in net income(1)(3)	(9)	3	(6)
Unrecognized pension net loss(2)(3)	(144)	49	(95)
Unrecognized pension loss due to change in assumptions(2)(3)	(2,297)	781	(1,516)
Amortization of pension net actuarial loss(2)(3)	40	(14)	26
Other comprehensive loss	(818)	280	(538)
Total comprehensive income	$3,923	$(245)	$3,678

	Year ended December 31, 2013
	Before Tax Amount	Tax Effect	Net-of-Tax Amount
Net income	$4,506	$(505)	$4,001
Other comprehensive income (loss):
Aavailable for sale securities:
Unrealized holding losses arising during the period	(2,325)	791	(1,534)
Unrealized holding losses from unconsolidated subsidiary	(18)	—	(18)
Less reclassification adjustment for losses included in net income(1)(3)	2	(1)	1
Unrecognized pension net gain(2)(3)	821	(279)	542
Unrecognized pension gain due to change in assumptions(2)(3)	962	(327)	635
Amortization of pension prior service income(2)(3)	(1)	—	(1)
Amortization of pension net actuarial loss(2)(3)	203	(68)	135
Other comprehensive loss	(356)	116	(240)
Total comprehensive income	$4,150	$(389)	$3,761

See Notes to Consolidated Financial Statements

Juniata Valley Financial Corp. and Subsidiary

Consolidated Statements of Comprehensive Income – (continued)
(in thousands)

	Year ended December 31, 2012
	Before Tax Amount	Tax Effect	Net-of-Tax Amount
Net income	$4,626	$(978)	$3,648
Other comprehensive income (loss):
Aavailable for sale securities:
Unrealized holding losses arising during the period	(33)	11	(22)
Less reclassification adjustment for gains included in net income(1)(3)	(2)	1	(1)
Unrecognized pension net gain(2)(3)	1,633	(555)	1,078
Unrecognized pension cost due to change in assumptions(2)(3)	(681)	232	(449)
Amortization of pension prior service income(2)(3)	56	(19)	37
Amortization of pension net actuarial loss(2)(3)	296	(102)	194
Other comprehensive income	1,269	(432)	837
Total comprehensive income	$5,895	$(1,410)	$4,485

(1)	Amounts are included in (loss) gain on calls of securities on the Consolidated Statements of Income as a separate element within total non-interest income.
(2)	Amounts are included in the computation of net periodic benefit cost and are included in employee benefits expense on the Consolidated Statements of Income as a separate element within total non-interest expense.
(3)	Income tax amounts are included in the provision for income taxes on the Consolidated Statements of Income.

See Notes to Consolidated Financial Statements

Juniata Valley Financial Corp. and Subsidiary

Consolidated Statements of Stockholders' Equity
(in thousands, except share and per share data)

	Years Ended December 31, 2014, 2013 and 2012
	Number of Shares Outstanding	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
Balance at January 1, 2012	4,228,218	$4,746	$18,363	$38,900	$(2,256)	$(10,033)	$49,720
Net income				3,648			3,648
Other comprehensive income					837		837
Cash dividends at $0.88 per share				(3,724)			(3,724)
Stock-based compensation activity			25				25
Purchase of treasury stock	(19,793)					(360)	(360)
Treasury stock issued for stock option and stock purchase plans	9,936		(42)			193	151
Balance at December 31, 2012	4,218,361	4,746	18,346	38,824	(1,419)	(10,200)	50,297
Net income				4,001			4,001
Other comprehensive loss					(240)		(240)
Cash dividends at $0.88 per share				(3,707)			(3,707)
Stock-based compensation activity			30				30
Purchase of treasury stock	(24,918)					(445)	(445)
Treasury stock issued for stock purchase plan	2,823		(6)			54	48
Balance at December 31, 2013	4,196,266	4,746	18,370	39,118	(1,659)	(10,591)	49,984
Net income				4,216			4,216
Other comprehensive loss					(538)		(538)
Cash dividends at $0.88 per share				(3,690)			(3,690)
Stock-based compensation activity			47				47
Purchase of treasury stock	(12,322)					(222)	(222)
Treasury stock issued for stock purchase plan	3,497		(8)			67	59
Balance at December 31, 2014	4,187,441	$4,746	$18,409	$39,644	$(2,197)	$(10,746)	$49,856

See Notes to Consolidated Financial Statements

Juniata Valley Financial Corp. and Subsidiary

Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,
	2014	2013	2012
Operating activities:
Net income	$4,216	$4,001	$3,648
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	357	415	1,411
Depreciation	494	497	524
Net amortization of securities premiums	634	440	412
Net amortization of loan origination costs (fees)	13	25	(31)
Deferred net loan origination fees (costs)	142	15	(32)
Amortization of core deposit intangible	45	45	45
Amortization of investment in low income housing partnership	479	448	—
Net realized (gain) loss on sales and calls of securities	(9)	2	(2)
Net loss (gain) on sales of other real estate owned	22	(39)	34
Earnings on bank owned life insurance and annuities	(391)	(416)	(450)
Deferred income tax expense (benefit)	194	662	(64)
Equity in earnings of unconsolidated subsidiary, net of dividends of $48, $47 and $45	(188)	(190)	(204)
Stock-based compensation expense	47	30	25
Mortgage loans originated for sale	(3,759)	(8,173)	(11,057)
Proceeds from loans sold to others	3,949	8,442	11,526
Gains on sales of loans	(214)	(338)	(567)
Gain from life insurance proceeds	(165)	—	(53)
(Increase) decrease in accrued interest receivable and other assets	(41)	930	478
Increase (decrease) in accrued interest payable and other liabilities	83	(997)	167
Net cash provided by operating activities	5,908	5,799	5,810
Investing activities:
Purchases of:
Securities available for sale	(66,451)	(45,446)	(87,319)
FHLB stock	(759)	(241)	(26)
Premises and equipment	(697)	(355)	(286)
Bank owned life insurance and annuities	(60)	(68)	(70)
Proceeds from:
Sales of securities available for sale	14,631	—	—
Maturities of and principal repayments on securities available for sale	35,911	38,973	75,816
Bank owned life insurance and annuities	5	8	13
Life insurance claim	615	—	200
Sale of other real estate owned	396	780	988
Sale of other assets	—	18	2
Investment in low income housing partnership	(336)	(642)	(3,403)
Net decrease in interest bearing time deposits with banks	249	598	249
Net (increase) decrease in loans	(17,891)	(2,359)	10,160
Net cash used in investing activities	(34,387)	(8,734)	(3,676)

See Notes to Consolidated Financial Statements

Juniata Valley Financial Corp. and Subsidiary

Consolidated Statements of Cash Flows – (continued)
(in thousands)

	Years Ended December 31,
	2014	2013	2012
Financing activities:
Net increase (decrease) in deposits	1,239	(7,106)	86
Net increase in short-term borrowings and securities sold under agreements to repurchase	6,747	8,361	1,936
Issuance of long-term debt	22,500	—	—
Cash dividends	(3,690)	(3,707)	(3,724)
Purchase of treasury stock	(222)	(445)	(360)
Treasury stock issued for employee stock plans	59	48	151
Net cash provided by (used in) financing activities	26,633	(2,849)	(1,911)
Net (decrease) increase in cash and cash equivalents	(1,846)	(5,784)	223
Cash and cash equivalents at beginning of year	8,613	14,397	14,174
Cash and cash equivalents at end of year	$6,767	$8,613	$14,397
Supplemental information:
Interest paid	$2,584	$2,967	$3,715
Income taxes paid	50	695	1,135
Supplemental schedule of noncash investing and financing activities:
Transfer of loans to other real estate owned	$369	$594	$1,023
Transfer of loans to other assets	—	18	—

See Notes to Consolidated Financial Statements

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

1. Nature Of Operations

Juniata Valley Financial Corp. (“Juniata”) is a bank holding company operating in central Pennsylvania, for the purpose of delivering financial services within its local market. Through its wholly-owned banking subsidiary, The Juniata Valley Bank (“JVB”), Juniata provides retail and commercial banking and other financial services through 12 branch locations located in Juniata, Mifflin, Perry and Huntingdon Counties. Additionally, in Mifflin, Juniata and Centre Counties, Juniata maintains three offices for loan production, trust services and wealth management sales. Each of Juniata’s lines of business are part of the same reporting segment, whose operating results are regularly reviewed and managed by a centralized executive management group. As a result, Juniata has only one reportable segment for financial reporting purposes. JVB provides a full range of banking services, including on-line and mobile banking, an automatic teller machine network, checking accounts, identity protection products for consumers, savings accounts, money market accounts, fixed rate certificates of deposit, club accounts, secured and unsecured commercial and consumer loans, construction and mortgage loans, safe deposit facilities and credit loans with overdraft checking protection. JVB also provides a variety of trust services. Juniata has a contractual arrangement with a broker-dealer to allow the offering of annuities, mutual funds, stock and bond brokerage services and long-term care insurance to its local market. Most of Juniata’s commercial customers are small and mid-sized businesses operating in JVB’s local service area. JVB operates under a state bank charter and is subject to regulation by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. Juniata is subject to regulation of the Board of Governors of the Federal Reserve Bank and the Pennsylvania Department of Banking.

2. Summary of Significant Accounting Policies

The accounting policies of Juniata Valley Financial Corp. and its wholly owned subsidiary conform to accounting principles generally accepted in the United States of America (“GAAP”) and to general financial services industry practices. A summary of the more significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Principles of consolidation

The consolidated financial statements include the accounts of Juniata Valley Financial Corp. and its wholly owned subsidiary, JVB. All significant intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the determination of other-than-temporary impairment on securities.

Basis of presentation

Certain amounts previously reported have been reclassified to conform to the consolidated financial statement presentation for 2014. The reclassification had no effect on net income.

Significant group concentrations of credit risk

Most of Juniata’s activities are with customers located within the Juniata Valley region. Note 5 discusses the types of securities in which Juniata invests. Note 6 discusses the types of lending in which Juniata engages.

As of December 31, 2014, credit exposure to operators of dwellings other than apartment buildings represented 32.5% of capital. Otherwise, there were no concentrations of credit to any particular industry

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

2. Summary of Significant Accounting Policies - (continued)

equaling more than 25% of total capital. JVB’s business activities are geographically concentrated in the counties of Juniata, Mifflin, Perry, Huntingdon, Centre, Franklin and Snyder, Pennsylvania. JVB has a diversified loan portfolio; however, a substantial portion of its debtors’ ability to honor their obligations is dependent upon the economy in central Pennsylvania.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing demand deposits with banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Interest bearing time deposits with banks

Interest-bearing time deposits with banks consist of certificates of deposits in other banks with maturities within one year.

Securities

Securities classified as available for sale, which include marketable investment securities, are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income (loss). Securities classified as available for sale are those securities that Juniata intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of Juniata’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Investment securities that management has the positive intent and ability to hold until maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions are classified as held to maturity and are stated at cost, adjusted for amortization of premium and accretion of discount computed by the interest method over their contractual lives. Interest and dividends on investment securities available for sale and held to maturity are recognized as income when earned. Premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains or losses on the disposition of securities available for sale are based on the net proceeds and the adjusted carrying amount of the securities sold, determined on a specific identification basis. Juniata had no securities classified as held to maturity at December 31, 2014 and 2013.

Accounting Standards Codification (ASC) Topic 320, Investments — Debt and Equity Securities, clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are taken before an assessment is made as to whether the entity will recover the cost basis of the investment. For equity securities, consideration is given to management’s intention and ability to hold the securities until recovery of unrealized losses in assessing potential other-than-temporary impairment. More specifically, factors considered to determine other-than-temporary impairment status for individual equity holdings include the length of time the stock has remained in an unrealized loss position, the percentage of unrealized loss compared to the carrying cost of the stock, dividend reduction or suspension, market analyst reviews and expectations, and other pertinent factors that would affect expectations for recovery or further decline.

In instances when a determination is made that an other-than-temporary impairment exists and the entity does not intend to sell the debt security and it is not more likely than not that it will be required to sell the debt security prior to its anticipated recovery, the other-than-temporary impairment is separated into the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and the amount of the total other-than-temporary impairment

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

2. Summary of Significant Accounting Policies - (continued)

related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive (loss) income.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Restricted Investment in Federal Home Loan Bank Stock

JVB owns restricted stock investments in the Federal Home Loan Bank. Federal law requires a member institution of the Federal Home Loan Bank to hold stock according to a predetermined formula. The stock is carried at cost.

Management evaluates the restricted stock for impairment on an annual basis. Management’s determination of whether these investments are impaired is based on management’s assessment of the ultimate recoverability of the cost of these investments rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost of these investments is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge was necessary related to the FHLB restricted stock during 2014, 2013 or 2012.

Loans

Loans that Juniata has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the outstanding unpaid principal balances, net of any deferred fees or costs and the allowance for loan losses. Interest income on all loans, other than nonaccrual loans, is accrued over the term of the loans based on the amount of principal outstanding. Unearned income is amortized to income over the life of the loans, using the interest method.

The loan portfolio is segmented into commercial and consumer loans. Commercial loans are comprised of the following classes of loans: (1) commercial, financial and agricultural, (2) commercial real estate, (3) real estate construction, a portion of (4) mortgage loans and (5) obligations of states and political subdivisions. Consumer loans are comprised of a portion of (4) mortgage loans and (6) personal loans.

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans is generally discontinued when the contractual payment of principal or interest has become 90 days past due or reasonable doubt exists as to the full, timely collection of principal or interest. However, it is Juniata’s policy to continue to accrue interest on loans over 90 days past due as long as (1) they are guaranteed or well secured and (2) there is an effective means of collection in process. When a loan is placed on non-accrual status, all unpaid interest credited to income in the current year is reversed against current period income and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, accruals are resumed on loans only when the obligation is brought fully current with respect to interest and principal, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Juniata originates loans in the portfolio with the intent to hold them until maturity. At the time Juniata no longer intends to hold loans to maturity based on asset/liability management practices, Juniata transfers loans

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

2. Summary of Significant Accounting Policies - (continued)

from its portfolio to held for sale at fair value. Any write-down recorded upon transfer is charged against the allowance for loan losses. Any write-downs recorded after the initial transfers are recorded as a charge to other non-interest expense. Gains or losses recognized upon sale are included in other non-interest income.

Loan origination fees and costs

Loan origination fees and related direct origination costs for a given loan are deferred and amortized over the life of the loan on a level-yield basis as an adjustment to interest income over the contractual life of the loan. As of December 31, 2014 and 2013, the amount of net unamortized origination fees carried as an adjustment to outstanding loan balances was $234,000 and $123,000, respectively.

Allowance for credit losses

The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses (“allowance”) represents management’s estimate of losses inherent in the loan portfolio as of the consolidated statement of financial condition date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management’s estimate of losses inherent in its unfunded lending commitments and is recorded in other liabilities on the consolidated statement of financial condition, when necessary. The amount of the reserve for unfunded lending commitments is not material to the consolidated financial statements. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

For financial reporting purposes, the provision for loan losses charged to current operating income is based on management’s estimates, and actual losses may vary from estimates. These estimates are reviewed and adjusted at least quarterly and are reported in earnings in the periods in which they become known.

Loans included in any class are considered for charge-off when:

•	principal or interest has been in default for 120 days or more and for which no payment has been received during the previous four months;
•	all collateral securing the loan has been liquidated and a deficiency balance remains;
•	a bankruptcy notice is received for an unsecured loan;
•	a confirming loss event has occurred; or
•	the loan is deemed to be uncollectible for any other reason.

The allowance for loan losses is maintained at a level considered adequate to offset probable losses on Juniata’s existing loans. The analysis of the allowance for loan losses relies heavily on changes in observable trends that may indicate potential credit weaknesses. Management’s periodic evaluation of the adequacy of the allowance is based on JVB’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

2. Summary of Significant Accounting Policies - (continued)

In addition, regulatory agencies, as an integral part of their examination process, periodically review Juniata’s allowance for loan losses and may require Juniata to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the level of the allowance for loan losses as of December 31, 2014 was adequate.

There are two components of the allowance: a specific component for loans that are deemed to be impaired; and a general component for contingencies.

A loan is considered to be impaired when, based on current information and events, it is probable that Juniata will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loans and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

The estimated fair values of substantially all of Juniata’s impaired loans are measured based on the estimated fair value of the loan’s collateral. For commercial loans secured with real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the current appraisal and the condition of the property. Appraised values may be discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include the estimated costs to sell the property. For commercial loans secured by non-real estate collateral, estimated fair values are determined based on the borrower’s financial statements, inventory reports, aging accounts receivable, equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets. For such loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Juniata generally does not separately identify individual consumer segment loans for impairment analysis, unless such loans are subject to a restructuring agreement.

Loans whose terms are modified are classified as troubled debt restructurings if Juniata grants borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a below-market interest rate based on the loan’s risk characteristics or an extension of a loan’s stated maturity date. Nonaccrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for a sustained period of time after modification. Loans classified as troubled debt restructurings are designated as impaired.

The component of the allowance for contingencies relates to other loans that have been segmented into risk rated categories. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated quarterly or when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans classified as special mention have potential weaknesses that deserve management’s

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

2. Summary of Significant Accounting Policies - (continued)

close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified as substandard have one or more well-defined weaknesses that jeopardize the liquidation of the debt. Substandard loans include loans that are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. Specific reserves may be established for larger, individual classified loans as a result of this evaluation, as discussed above. Remaining loans are categorized into large groups of smaller balance homogeneous loans and are collectively evaluated for impairment. This computation is generally based on historical loss experience adjusted for qualitative factors. The historical loss experience is averaged over a ten-year period for each of the portfolio segments. The ten-year timeframe was selected in order to capture activity over a wide range of economic conditions and has been consistently used for the past seven years. The qualitative risk factors are reviewed for relevancy each quarter and include:

•	National, regional and local economic and business conditions, as well as the condition of various market segments, including the underlying collateral for collateral dependent loans;
•	Nature and volume of the portfolio and terms of loans;
•	Experience, ability and depth of lending and credit management and staff;
•	Volume and severity of past due, classified and nonaccrual loans, as well as other loan modifications;
•	Existence and effect of any concentrations of credit and changes in the level of such concentrations; and
•	Effect of external factors, including competition.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

Commercial, Financial and Agricultural Lending

Juniata originates commercial, financial and agricultural loans primarily to businesses located in its primary market area and surrounding areas. These loans are used for various business purposes, which include short-term loans and lines of credit to finance machinery and equipment purchases, inventory and accounts receivable. Generally, the maximum term for loans extended on machinery and equipment is shorter and does not exceed the projected useful life of such machinery and equipment. Most business lines of credit are written with a five year maturity, subject to an annual review.

Commercial loans are generally secured with short-term assets; however, in many cases, additional collateral, such as real estate, is provided as additional security for the loan. Loan-to-value maximum values have been established by Juniata and are specific to the type of collateral. Collateral values may be determined using invoices, inventory reports, accounts receivable aging reports, collateral appraisals, etc.

In underwriting commercial loans, an analysis of the borrower’s character, capacity to repay the loan, the adequacy of the borrower’s capital and collateral, as well as an evaluation of conditions affecting the borrower, is performed. Analysis of the borrower’s past, present and future cash flows is also an important aspect of Juniata’s analysis.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

2. Summary of Significant Accounting Policies - (continued)

Concentration analysis assists in identifying industry specific risk inherent in commercial, financial and agricultural lending. Mitigants include the identification of secondary and tertiary sources of repayment and appropriate increases in oversight.

Commercial, financial and agricultural loans generally present a higher level of risk than certain other types of loans, particularly during slow economic conditions.

Commercial Real Estate Lending

Juniata engages in commercial real estate lending in its primary market area and surrounding areas. Juniata’s commercial real estate portfolio is secured primarily by residential housing, commercial buildings, raw land and hotels. Generally, commercial real estate loans have terms that do not exceed 20 years, have loan-to-value ratios of up to 80% of the appraised value of the property and are typically secured by personal guarantees of the borrowers.

As economic conditions deteriorate, Juniata reduces its exposure in real estate loans with higher risk characteristics. In underwriting these loans, Juniata performs a thorough analysis of the financial condition of the borrower, the borrower’s credit history, and the reliability and predictability of the cash flow generated by the property securing the loan. Appraisals on properties securing commercial real estate loans originated by Juniata are performed by independent appraisers.

Commercial real estate loans generally present a higher level of risk than certain other types of loans, particularly during slow economic conditions.

Real Estate Construction Lending

Juniata engages in real estate construction lending in its primary market area and surrounding areas. Juniata’s real estate construction lending consists of commercial and residential site development loans, as well as commercial building construction and residential housing construction loans.

Juniata’s commercial real estate construction loans are generally secured with the subject property, and advances are made in conformity with a pre-determined draw schedule supported by independent inspections. Terms of construction loans depend on the specifics of the project, such as estimated absorption rates, estimated time to complete, etc.

In underwriting commercial real estate construction loans, Juniata performs a thorough analysis of the financial condition of the borrower, the borrower’s credit history, the reliability and predictability of the cash flow generated by the project using feasibility studies, market data, etc. Appraisals on properties securing commercial real estate loans originated by Juniata are performed by independent appraisers.

Real estate construction loans generally present a higher level of risk than certain other types of loans, particularly during slow economic conditions. The difficulty of estimating total construction costs adds to the risk as well.

Mortgage Lending

Juniata’s real estate mortgage portfolio is comprised of consumer residential mortgages and business loans secured by one-to-four family properties. One-to-four family residential mortgage loan originations, including home equity installment and home equity lines of credit loans, are generated by Juniata’s marketing efforts, its present customers, walk-in customers and referrals. These loans originate primarily within Juniata’s market area or with customers primarily from the market area.

Juniata offers fixed-rate and adjustable rate mortgage loans with terms up to a maximum of 25-years for both permanent structures and those under construction. Juniata’s one-to-four family residential mortgage originations are secured primarily by properties located in its primary market area and surrounding areas. The majority of Juniata’s residential mortgage loans originate with a loan-to-value of 80% or less. Home equity

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

2. Summary of Significant Accounting Policies - (continued)

installment loans are secured by the borrower’s primary residence with a maximum loan-to-value of 80% and a maximum term of 15 years. Home equity lines of credit are secured by the borrower’s primary residence with a maximum loan-to-value of 90% and a maximum term of 20 years.

In underwriting one-to-four family residential real estate loans, Juniata evaluates the borrower’s ability to make monthly payments, the borrower’s repayment history and the value of the property securing the loan. The ability to repay is determined by the borrower’s employment history, current financial conditions, and credit background. The analysis is based primarily on the customer’s ability to repay and secondarily on the collateral or security. Most properties securing real estate loans made by Juniata are appraised by independent fee appraisers. Juniata generally requires mortgage loan borrowers to obtain an attorney’s title opinion or title insurance, and fire and property insurance (including flood insurance, if necessary) in an amount not less than the amount of the loan. Juniata does not engage in sub-prime residential mortgage originations.

Residential mortgage loans and home equity loans generally present a lower level of risk than certain other types of consumer loans because they are secured by the borrower’s primary residence. Risk is increased when Juniata is in a subordinate position for the loan collateral.

Obligations of States and Political Subdivisions

Juniata lends to local municipalities and other tax-exempt organizations. These loans are primarily tax-anticipation notes and, as such, carry little risk. Historically, Juniata has never had a loss on any loan of this type.

Personal Lending

Juniata offers a variety of secured and unsecured personal loans, including vehicle loans, mobile home loans and loans secured by savings deposits as well as other types of personal loans.

Personal loan terms vary according to the type and value of collateral and creditworthiness of the borrower. In underwriting personal loans, a thorough analysis of the borrower’s willingness and financial ability to repay the loan as agreed is performed. The ability to repay is determined by the borrower’s employment history, current financial conditions and credit background.

Personal loans may entail greater credit risk than do residential mortgage loans, particularly in the case of personal loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles or recreational equipment. In such cases, any repossessed collateral for a defaulted personal loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, personal loan collections are dependent on the borrower’s continuing financial stability and, thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Other real estate owned

Assets acquired in settlement of mortgage loan indebtedness are recorded as other real estate owned (OREO) at fair value less estimated costs to sell, establishing a new cost basis. Costs to maintain the assets and subsequent gains and losses attributable to their disposal are included in other expense as realized. No depreciation or amortization expense is recognized. At December 31, 2014 and 2013, the carrying value of other real estate owned was $232,000 and $281,000, respectively.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

2. Summary of Significant Accounting Policies - (continued)

Goodwill and intangibles

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be separately distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. It is Juniata’s policy that goodwill be tested at least annually for impairment.

Mortgage servicing rights

Juniata originates residential mortgage loans with the intent to sell. These individual loans are normally funded by the buyer immediately. Juniata maintains servicing rights on these loans.

Mortgage servicing rights are recognized as an asset upon the sale of a mortgage loan. A portion of the cost of the loan is allocated to the servicing right based upon relative fair value. Servicing rights are intangible assets and are carried at estimated fair value. The carrying amount of mortgage servicing rights was $193,000 and $167,000 at December 31, 2014 and 2013, respectively. Adjustments to fair value are recorded as non-interest income and included in gain on sales of loans in the consolidated statements of income.

Juniata retains the servicing rights on certain mortgage loans sold to the FHLB and receives mortgage banking fee income based upon the principal balance outstanding. Total loans serviced for the FHLB were $20,960,000 and $18,688,000 at December 31, 2014 and 2013, respectively. The mortgage loans sold to the FHLB and serviced by Juniata are not reflected in the consolidated statements of financial condition.

Premises and equipment and depreciation

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 10 years for furniture and equipment and 25 to 50 years for buildings. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized. Amortization of leasehold improvements is computed on a straight line basis over the shorter of the assets’ useful life or the related lease term.

Trust assets and revenues

Assets held in a fiduciary capacity are not assets of JVB or JVB’s Trust Department and are, therefore, not included in the consolidated financial statements. Trust revenues are recorded on the accrual basis.

Bank owned life insurance, annuities and split-dollar arrangements

The cash surrender value of bank owned life insurance and annuities is carried as an asset, and changes in cash surrender value are recorded as non-interest income.

GAAP requires split-dollar life insurance arrangements to have a liability recognized related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. The accrued benefit liability was $858,000 and $792,000 as of December 31, 2014 and 2013, respectively. Related expenses for 2014, 2013 and 2012 were $66,000, $54,000 and $29,000, respectively.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

2. Summary of Significant Accounting Policies - (continued)

Investments in low-income housing partnerships

Juniata has invested as a limited partner in a partnership that provides low-income housing in Lewistown, Pennsylvania. The carrying value of the investment in the limited partnership was $3,847,000 at December 31, 2014 and $3,990,000 at December 31, 2013. The partnership anticipates receiving $575,000 annually in low-income housing tax credits over ten years, which began in 2013. Amortization of the investment using the cost method is scheduled to occur over the same period as tax credits are earned. The maximum exposure to loss is limited to the carrying value of its investment at year-end.

Income taxes

Juniata accounts for income taxes in accordance with income tax accounting guidance ASC Topic 740, Income Taxes.

Current income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. Juniata determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Juniata accounts for uncertain tax positions if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment.

Juniata recognizes interest and penalties on income taxes, if any, as a component of income tax expense.

Advertising

Juniata follows the policy of charging costs of advertising to expense as incurred. Advertising expenses were $169,000, $207,000 and $172,000 in 2014, 2013 and 2012, respectively.

Off-balance sheet financial instruments

In the ordinary course of business, JVB has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded on the consolidated statement of financial condition when they are funded.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

2. Summary of Significant Accounting Policies - (continued)

Transfer of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Juniata, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) Juniata does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Stock-based compensation

Juniata sponsors a stock option plan for certain key officers. Compensation expense for stock options granted is measured using the fair value of the award on the grant date and is recognized over the vesting period. Juniata recognized $47,000, $30,000 and $25,000 of expense for the years ended December 31, 2014, 2013 and 2012, respectively, for stock-based compensation. The stock-based compensation expense amounts were derived based on the fair value of options using the Black-Scholes option-pricing model. The following weighted average assumptions were used to value options granted in the periods indicated.

	2014	2013	2012
Expected life of options	7 years	7 years	7 years
Risk-free interest rate	2.14%	1.41%	1.78%
Expected volatility	21.39%	21.57%	22.12%
Expected dividend yield	4.83%	4.91%	4.86%

Segment reporting

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail and trust operations of Juniata. As such, discrete financial information is not available, and segment reporting would not be meaningful.

Subsequent events

Juniata has evaluated events and transactions occurring subsequent to the consolidated statement of financial condition date of December 31, 2014, for items that should potentially be recognized or disclosed in the consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

3. Recent Accounting Standards Update (ASU)

Accounting Standards Update 2014-01, Investments — Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the FASB Emerging Issues Task Force)

Issued:  January 2014

Summary:  The Low Income Housing Tax Credit is a program designed to encourage investment of private capital for use in the construction and rehabilitation of low income housing, which provides certain tax benefits to investors in those projects. The amendments in this Update permit a reporting entity that invests in qualified affordable housing projects to account for the investments using a proportional amortization method if certain conditions are met. If an entity elects the proportional amortization method, it will amortize the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognize the net investment performance in the income statement as a component of income tax expense. Otherwise, the entity would apply either the equity method or the cost method, as appropriate.

Effective Date and Transition:  The amendments in this Update are effective for public business entities for annual periods and interim reporting periods within those annual periods, beginning after

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

3. Recent Accounting Standards Update (ASU) - (continued)

December 15, 2014. Early adoption is permitted. If adopted, the amendments should be applied retrospectively to all periods presented. A reporting entity that uses the effective yield method to account for its investments in qualified affordable housing projects before the date of adoption may continue to apply the effective yield method for those preexisting investments. Juniata is currently evaluating the impact of this Update on its consolidated financial statements.

Accounting Standards Update 2014-04, Receivables — Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure (a consensus of the FASB Emerging Issues Task Force)

Issued:  January 2014

Summary:  The Update clarifies that when an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement.

Effective Date and Transition:  The Amendments in this Update are effective for public business entities for annual periods and interim periods within those annual periods, beginning after December 15, 2014. Early adoption is permitted. If adopted, an entity can elect to adopt the amendments in this update using either a modified retrospective transition method or a prospective transition method. Juniata is evaluating the effects this Update will have on its consolidated financial condition or results of operations.

Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606)

Issued:  May 2014

Summary:  The amendments in this Update establish a comprehensive revenue recognition standard for virtually all industries under U.S. GAAP, including those that previously followed industry-specific guidance such as the real estate, construction and software industries. The revenue standard’s core principle is built on the contract between a vendor and a customer for the provision of goods and services. It attempts to depict the exchange of rights and obligations between the parties in the pattern of revenue recognition based on the consideration to which the vendor is entitled. To accomplish this objective, the standard requires five basic steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Effective Date and Transition:  Public entities will apply the new standard for annual reports beginning after December 15, 2016, including interim periods therein. Three basic transition methods are available — full retrospective, retrospective with certain practical expedients, and a cumulative effect approach. Under the third alternative, an entity would apply the new revenue standard only to contracts that are incomplete under legacy U.S. GAAP at the date of initial application (e.g. January 1, 2017) and recognize the cumulative effect of the new standard as an adjustment to the opening balance of retained earnings. That is, prior years would not be restated and additional disclosures would be required to enable users of the financial statements to understand the impact of adopting the new standard in the current year compared to prior years that are presented under legacy U.S. GAAP. Early adoption is prohibited under U.S. GAAP. Juniata is evaluating the effects this Update will have on its consolidated financial condition or results of operations.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

3. Recent Accounting Standards Update (ASU) - (continued)

Accounting Standards Update 2014-14, Receivables — Troubled Debt Restructurings by Creditors (Subtopic 310-40): Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure (a consensus of the FASB Emerging Issues Task Force)

Issued:  August 2014

Summary:  The amendments in this Update address a practice issue related to the classification of certain foreclosed residential and nonresidential mortgage loans that are either fully or partially guaranteed under government programs. Specifically, creditors should reclassify loans that meet certain conditions to “other receivables” upon foreclosure, rather than reclassifying them to other real estate owned (OREO). The separate other receivable recorded upon foreclosure is to be measured based on the amount of the loan balance (principal and interest) the creditor expects to recover from the guarantor.

Effective Date and Transition:  The ASU is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. For all other entities, the amendments are effective for annual periods ending after December 15, 2015, and interim periods beginning after December 15, 2015. Early adoption is permitted, if the entity has already adopted ASU 2014-04, Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. Transition methods include a prospective method and a modified retrospective method; however, entities must apply the same transition method as elected under ASU 2014-04. Juniata is evaluating the effects this Update will have on its consolidated financial condition or results of operations.

4. Restrictions on Cash and Due From Banks

JVB is required to maintain cash reserve balances with the Federal Reserve Bank. The total required reserve balances were $276,000 and $362,000 as of December 31, 2014 and 2013, respectively.

5. Securities

Juniata’s investment portfolio includes primarily mortgage-backed securities issued by U.S. Government sponsored agencies and backed by residential mortgages (approximately 39%), bonds issued by U.S. Government sponsored agencies (approximately 35%) and municipalities (approximately 25%) as of December 31, 2014. Most of the municipal bonds are general obligation bonds with maturities or pre-refunding dates within 5 years. The remaining 1% of the portfolio includes a group of equity investments in other financial institutions.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

5. Securities - (continued)

The amortized cost and fair value of securities as of December 31, 2014 and 2013, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because the securities may be called or prepaid with or without prepayment penalties.

	December 31, 2014
Securities Available for Sale Type and maturity	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Obligations of U.S. Government agencies and corporations
Within one year	$4,510	$4,566	$56	$—
After one year but within five years	39,110	38,723	31	(418)
After five years but within ten years	6,996	6,812	1	(185)
	50,616	50,101	88	(603)
Obligations of state and political subdivisions
Within one year	9,903	9,934	31	—
After one year but within five years	16,822	16,853	78	(47)
After five years but within ten years	8,609	8,748	143	(4)
After ten years	340	338	—	(2)
	35,674	35,873	252	(53)
Mortgage-backed securities	55,123	55,429	367	(61)
Equity securities	1,055	1,500	475	(30)
Total	$142,468	$142,903	$1,182	$(747)

	December 31, 2013
Securities Available for Sale Type and maturity	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Obligations of U.S. Government agencies and corporations
Within one year	$4,177	$4,192	$15	$—
After one year but within five years	48,011	47,578	203	(636)
After five years but within ten years	27,615	26,508	—	(1,107)
	79,803	78,278	218	(1,743)
Obligations of state and political subdivisions
Within one year	8,260	8,314	55	(1)
After one year but within five years	26,027	26,098	133	(62)
After five years but within ten years	7,224	7,182	56	(98)
After ten years	350	338	—	(12)
	41,861	41,932	244	(173)
Mortgage-backed securities	4,465	4,469	7	(3)
Equity securities	1,055	1,367	366	(54)
Total	$127,184	$126,046	$835	$(1,973)

Certain obligations of the U.S. Government and state and political subdivisions are pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes as required or permitted by law. The carrying value of the pledged assets was $30,770,000 and $31,921,000 at December 31, 2014 and 2013, respectively.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

5. Securities - (continued)

In addition to cash received from the scheduled maturities of securities, some investment securities available for sale are sold at current market values during the course of normal operations. Following is a summary of proceeds received from all investment securities transactions and the resulting realized gains and losses (in thousands):

	Years Ended December 31,
	2014	2013	2012
Gross proceeds from sales of securities	$14,631	$—	$—
Securities available for sale:
Gross realized gains from sold and called securities	$43	$—	$2
Gross realized losses from sold and called securities	(34)	(2)	—

The following table shows gross unrealized losses and fair value, aggregated by category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2014 (in thousands):

	Unrealized Losses at December 31, 2014
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. Government agencies and corporations	$6,998	$(26)	$32,515	$(577)	$39,513	$(603)
Obligations of state and political subdivisions	5,592	(33)	2,426	(20)	8,018	(53)
Mortgage-backed securities	13,550	(60)	95	(1)	13,645	(61)
Debt securities	26,140	(119)	35,036	(598)	61,176	(717)
Equity securities	31	(2)	179	(28)	210	(30)
Total temporarily impaired securities	$26,171	$(121)	$35,215	$(626)	$61,386	$(747)

December 31, 2014, 45 U.S. Government and agency securities had unrealized losses that in the aggregate did not exceed 1.5% of amortized cost. Twenty-four of these securities has been in a continuous loss position for 12 months or more.

At December 31, 2014, 37 obligations of state and political subdivision bonds had unrealized losses that in the aggregate did not exceed 1% of amortized cost. Six of these securities have been in a continuous loss position for 12 months or more.

At December 31, 2014, six mortgage-backed securities had an unrealized loss that did not exceed 1% of amortized cost. One of these securities has been in a continuous loss position for 12 months or more.

The mortgage-backed securities in Juniata’s portfolio are government sponsored enterprise (GSE) pass-through instruments issued by the Federal National Mortgage Association (FNMA), which guarantees the timely payment of principal on these investments.

The unrealized losses noted above are considered to be temporary impairments. The decline in the values of the debt securities is due only to interest rate fluctuations, rather than erosion of issuer credit quality. As a result, the payment of contractual cash flows, including principal repayment, is not at risk. As Juniata does not intend to sell the securities, does not believe Juniata will be required to sell the securities before recovery and expects to recover the entire amortized cost basis, none of the debt securities are deemed to be other-than-temporarily impaired.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

5. Securities - (continued)

Equity securities owned by Juniata consist of common stock of various financial services providers (“Bank Stocks”) and are evaluated quarterly for evidence of other-than-temporary impairment. There were three equity securities that were in an unrealized loss position on December 31, 2014, and have carried unrealized losses for 12 months or more. Individually, none of these three equity securities have significant unrealized losses. Of the three equity securities that have sustained unrealized losses for more than 12 months, all have increased in fair value during 2014, indicating the possibility of full recovery and therefore are deemed to be temporarily impaired. Additionally, there are three equity securities in an unrealized loss position as of December 31, 2014 that have been in that position for less than 12 months. The unrealized losses present in those securities are insignificant. Management has identified no other-than-temporary impairment as of, or for the years ended, December 31, 2014, 2013 and 2012 in the equity portfolio. Management continues to track the performance of each stock owned to determine if it is prudent to deem any further other-than-temporary impairment charges. Juniata has the ability and intent to hold its equity securities until recovery of unrealized losses.

The following table shows gross unrealized losses and fair value, aggregated by category and length of time that individual securities had been in a continuous unrealized loss position, at December 31, 2013 (in thousands):

	Unrealized Losses at December 31, 2013
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. Government agencies and corporations	$53,438	$(1,664)	$1,921	$(79)	$55,359	$(1,743)
Obligations of state and political subdivisions	11,496	(130)	4,301	(43)	15,797	(173)
Mortgage-backed securities	308	(3)	—	—	308	(3)
Debt securities	65,242	(1,797)	6,222	(122)	71,464	(1,919)
Equity securities	—	—	266	(54)	266	(54)
Total temporarily impaired securities	$65,242	$(1,797)	$6,488	$(176)	$71,730	$(1,973)

6. Loans and Related Allowance for Loan Losses

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within Juniata’s internal risk rating system as of December 31, 2014 and December 31, 2013 (in thousands):

As of December 31, 2014	Pass	Special Mention	Substandard	Doubtful	Total
Commercial, financial and agricultural	$17,904	$5,697	$137	$—	$23,738
Real estate – commercial	70,369	15,297	3,037	1,297	90,000
Real estate – construction	12,934	3,486	3,957	336	20,713
Real estate – mortgage	128,898	5,611	4,280	1,887	140,676
Obligations of states and political subdivisions	15,708	22	—	—	15,730
Personal	3,987	57	—	—	4,044
Total	$249,800	$30,170	$11,411	$3,520	$294,901

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

6. Loans and Related Allowance for Loan Losses - (continued)

As of December 31, 2013	Pass	Special Mention	Substandard	Doubtful	Total
Commercial, financial and agricultural	$20,388	$5,658	$235	$—	$26,281
Real estate – commercial	56,867	11,706	5,620	278	74,471
Real estate – construction	15,803	292	1,754	1,832	19,681
Real estate – mortgage	130,706	3,995	4,272	1,486	140,459
Obligations of states and political subdivisions	12,674	28	—	—	12,702
Personal	4,204	—	—	—	4,204
Total	$240,642	$21,679	$11,881	$3,596	$277,798

Juniata has certain loans in its portfolio that are considered to be impaired. It is the policy of Juniata to recognize income on impaired loans that have been transferred to nonaccrual status on a cash basis, only to the extent that it exceeds principal balance recovery. A collateral analysis is performed on each impaired loan at least quarterly and results are used to determine if a specific reserve is necessary to adjust the carrying value of each individual loan down to the estimated fair value. Generally, specific reserves are carried against impaired loans based upon estimated collateral value until a confirming loss event occurs or until termination of the credit is scheduled through liquidation of the collateral or foreclosure. Charge off will occur when a confirmed loss is identified. Professional appraisals of collateral, discounted for expected selling costs, are used to determine the charge-off amount. The following tables summarize information regarding impaired loans by portfolio class as of December 31, 2014 and December 31, 2013 (in thousands):

Impaired loans	As of December 31, 2014			As of December 31, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial, financial and agricultural	$1	$1	$—	$94	$94	$—
Real estate – commercial	2,264	2,357	—	2,017	2,142	—
Real estate – construction	336	664	—	504	813	—
Real estate – mortgage	3,056	4,324	—	3,353	4,751	—
With an allowance recorded:
Real estate – commercial	$—	$—	$—	$238	$238	$26
Real estate – construction	—	—	—	1,478	1,502	93
Real estate – mortgage	896	937	150	365	394	45
Total:
Commercial, financial and agricultural	$1	$1	$—	$94	$94	$—
Real estate – commercial	2,264	2,357	—	2,255	2,380	26
Real estate – construction	336	664	—	1,982	2,315	93
Real estate – mortgage	3,952	5,261	150	3,718	5,145	45
	$6,553	$8,283	$150	$8,049	$9,934	$164

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

6. Loans and Related Allowance for Loan Losses - (continued)

Impaired loans	Year Ended December 31, 2014			Year Ended December 31, 2013			Year Ended December 31, 2012
	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Income	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Income	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Income
With no related allowance recorded:
Commercial, financial and agricultural	$48	$1	$2	$127	$—	$—	$199	$14	$—
Real estate – commercial	2,141	62	49	2,345	96	24	2,492	119	3
Real estate – construction	420	—	—	1,254	2	6	1,362	—	—
Real estate – mortgage	3,205	76	71	1,920	64	24	1,371	—	—
With an allowance recorded:
Real estate – commercial	$119	$—	$—	$119	$—	$—	$—	$—	$—
Real estate – construction	739	—	—	838	—	—	674	—	15
Real estate – mortgage	631	—	5	1,253	—	7	2,503	—	—
Total:
Commercial, financial and agricultural	$48	$1	$2	$127	$—	$—	$199	$14	$—
Real estate – commercial	2,260	62	49	2,464	96	24	2,492	119	3
Real estate – construction	1,159	—	—	2,092	2	6	2,036	—	15
Real estate – mortgage	3,836	76	76	3,173	64	31	3,874	—	—
	$7,303	$139	$127	$7,856	$162	$61	$8,601	$133	$18

The following table presents nonaccrual loans by classes of the loan portfolio as of December 31, 2014 and December 31, 2013 (in thousands):

	December 31, 2014	December 31, 2013
Nonaccrual loans:
Commercial, financial and agricultural	$—	$10
Real estate – commercial	1,717	1,331
Real estate – construction	336	1,982
Real estate – mortgage	3,193	2,629
Total	$5,246	$5,952

Interest income not recorded based on the original contractual terms of the loans for nonaccrual loans was $382,000, $490,000 and $472,000 in 2014, 2013 and 2012, respectively. The aggregate amount of demand deposits that have been reclassified as loan balances at December 31, 2014 and 2013 were $36,000 and $41,000, respectively.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

6. Loans and Related Allowance for Loan Losses - (continued)

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2014 and December 31, 2013 (in thousands):

As of December 31, 2014	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans Past Due greater than 90 Days and Accruing
Commercial, financial and agricultural	$2	$12	$—	$14	$23,724	$23,738	$—
Real estate – commercial	388	61	1,717	2,166	87,834	90,000	—
Real estate – construction	—	104	336	440	20,273	20,713	—
Real estate – mortgage	498	1,326	2,968	4,792	135,884	140,676	400
Obligations of states and political subdivisions	—	—	—	—	15,730	15,730	—
Personal	17	—	—	17	4,027	4,044	—
Total	$905	$1,503	$5,021	$7,429	$287,472	$294,901	$400

As of December 31, 2013	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans Past Due greater than 90 Days and Accruing
Commercial, financial and agricultural	$19	$—	$10	$29	$26,252	$26,281	$—
Real estate – commercial	35	1,092	947	2,074	72,397	74,471	61
Real estate – construction	239	7	1,801	2,047	17,634	19,681	—
Real estate – mortgage	1,239	2,130	2,585	5,954	134,505	140,459	251
Obligations of states and political subdivisions	—	—	—	—	12,702	12,702	—
Personal	23	1	—	24	4,180	4,204	—
Total	$1,555	$3,230	$5,343	$10,128	$267,670	$277,798	$312

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

6. Loans and Related Allowance for Loan Losses - (continued)

The following table summarizes information regarding troubled debt restructurings by loan portfolio class as of and for the years ended December 31, 2014 and 2013, in thousands of dollars.

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Recorded Investment
As of December 31, 2014
Accruing troubled debt restructurings:
Real estate – mortgage	7	$402	$430	$401
Non-accruing troubled debt restructurings:
Real estate – mortgage	1	364	371	366
	8	$766	$801	$767
As of December 31, 2013
Accruing troubled debt restructurings:
Real estate – commercial	1	$64	$61	$61
Real estate – mortgage	6	706	714	714
	7	$770	$775	$775

Juniata’s troubled debt restructurings are also impaired loans, which may result in a specific allocation and subsequent charge-off if appropriate. As of December 31, 2014, there was one specific reserve in the amount of $86,000 and no charge-offs relating to the troubled debt restructurings. The amended terms of the restructured loans vary, whereby interest rates have been reduced, principal payments have been reduced or deferred for a period of time and/or maturity dates have been extended.

As of December 31, 2014, one restructured loan with a balance of $366,000 was in default as it was delinquent in excess of 90 days with respect to the terms of the restructuring and was placed in non-accrual status as of June 30, 2014. There have been no defaults of troubled debt restructurings that took place during 2014, 2013 or 2012 within 12 months of restructure. One restructured loan was delinquent in excess of 90 days with respect to the terms of the restructuring as of December 31, 2013. This loan had a balance of $61,000 and was in the process of foreclosure.

The following table summarizes loans whose terms have been modified resulting in troubled debt restructurings during 2014 and 2013, in thousands of dollars.

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Recorded Investment
Year ended December 31, 2014
Accruing troubled debt restructurings:
Real estate – mortgage	3	$92	$92	$87
	3	$92	$92	$87
Year ended December 31, 2013
Accruing troubled debt restructurings:
Real estate – commercial	1	$64	$61	$61
Real estate – mortgage	6	706	714	714
	7	$770	$775	$775

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

6. Loans and Related Allowance for Loan Losses - (continued)

The following tables summarize loans and the activity in the allowance for loan losses by loan class, segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of and for the years ended December 31, 2014, 2013 and 2012 (in thousands):

	Commercial, financial and agricultural	Real estate – commercial	Real estate – construction	Real estate – mortgage	Obligations of states and political subdivisions	Personal	Total
Allowance for loan losses:
Beginning Balance, January 1, 2014	$253	$534	$212	$1,246	$—	$42	$2,287
Charge-offs	(20)	(92)	(18)	(125)	—	(20)	(275)
Recoveries	4	5	—	—	—	2	11
Provisions	(15)	218	(39)	179	—	14	357
Ending balance	$222	$665	$155	$1,300	$—	$38	$2,380

As of December 31, 2014	Commercial, financial and agricultural	Real estate – commercial	Real estate – construction	Real estate – mortgage	Obligations of states and political subdivisions	Personal	Total
Allowance for loan losses:
Ending balance	$222	$665	$155	$1,300	$—	$38	$2,380
evaluated for impairment
individually	$—	$—	$—	$150	$—	$—	$150
collectively	$222	$665	$155	$1,150	$—	$38	$2,230
Loans:
Ending balance	$23,738	$90,000	$20,713	$140,676	$15,730	$4,044	$294,901
evaluated for impairment
individually	$1	$2,264	$336	$3,952	$—	$—	$6,553
collectively	$23,737	$87,736	$20,377	$136,724	$15,730	$4,044	$288,348

	Commercial, financial and agricultural	Real estate – commercial	Real estate – construction	Real estate – mortgage	Obligations of states and political subdivisions	Personal	Total
Allowance for loan losses:
Beginning Balance, January 1, 2013	$179	$463	$202	$2,387	$—	$50	$3,281
Charge-offs	(4)	—	(117)	(1,281)	—	(29)	(1,431)
Recoveries	13	—	—	—	—	9	22
Provisions	65	71	127	140	—	12	415
Ending balance	$253	$534	$212	$1,246	$—	$42	$2,287

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

6. Loans and Related Allowance for Loan Losses - (continued)

As of December 31, 2013	Commercial, financial and agricultural	Real estate – commercial	Real estate – construction	Real estate – mortgage	Obligations of states and political subdivisions	Personal	Total
Allowance for loan losses:
Ending balance	$253	$534	$212	$1,246	$—	$42	$2,287
evaluated for impairment
individually	$—	$26	$93	$45	$—	$—	$164
collectively	$253	$508	$119	$1,201	$—	$42	$2,123
Loans:
Ending balance	$26,281	$74,471	$19,681	$140,459	$12,702	$4,204	$277,798
evaluated for impairment
individually	$94	$2,255	$1,982	$3,718	$—	$—	$8,049
collectively	$26,187	$72,216	$17,699	$136,741	$12,702	$4,204	$269,749

	Commercial, financial and agricultural	Real estate – commercial	Real estate – construction	Real estate – mortgage	Obligations of states and political subdivisions	Personal	Total
Allowance for loan losses:
Beginning Balance, January 1, 2012	$195	$455	$442	$1,771	$—	$68	$2,931
Charge-offs	(25)	—	(193)	(852)	—	(1)	(1,071)
Recoveries	8	—	—	—	—	2	10
Provisions	1	8	(47)	1,468	—	(19)	1,411
Ending balance	$179	$463	$202	$2,387	$—	$50	$3,281

As of December 31, 2012	Commercial, financial and agricultural	Real estate – commercial	Real estate – construction	Real estate – mortgage	Obligations of states and political subdivisions	Personal	Total
Allowance for loan losses:
Ending balance	$179	$463	$202	$2,387	$—	$50	$3,281
evaluated for impairment
individually	$—	$—	$91	$1,036	$—	$—	$1,127
collectively	$179	$463	$111	$1,351	$—	$50	$2,154
Loans:
Ending balance	$19,296	$69,187	$18,092	$153,122	$12,769	$5,034	$277,500
evaluated for impairment
individually	$160	$2,672	$2,202	$2,628	$—	$—	$7,662
collectively	$19,136	$66,515	$15,890	$150,494	$12,769	$5,034	$269,838

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

7. Pledged Assets

JVB must maintain sufficient qualifying collateral with the Federal Home Loan Bank (FHLB), in order to secure borrowings. Therefore, a Master Collateral Agreement has been entered into which pledges all mortgage related assets as collateral for future borrowings. Mortgage related assets could include loans or investment securities. As of December 31, 2014, the amount of loans included in qualifying collateral was $182,935,000, for a collateral value of $132,601,000. No investment securities are included in qualifying collateral as of December 31, 2014.

8. Bank Owned Life Insurance and Annuities

Juniata holds bank-owned life insurance (BOLI), deferred annuities and payout annuities with a combined cash value of $14,807,000 and $14,848,000 at December 31, 2014 and 2013, respectively. As annuitants retire, the deferred annuities may be converted to payout annuities to create payment streams that match certain post-retirement liabilities. The cash surrender value on the BOLI and annuities increased by $411,000, $446,000 and $333,000 in 2014, 2013 and 2012, respectively, from earnings recorded as non-interest income and from premium payments, net of cash payments received. The contracts are owned by JVB in various insurance companies. The crediting rate on the policies varies annually based on the insurance companies’ investment portfolio returns in their general fund and market conditions. Changes in cash value of BOLI and annuities in 2014 and 2013 are shown below (in thousands):

	Life Insurance	Deferred Annuities	Payout Annuities	Total
Balance as of January 1, 2013	$14,036	$354	$12	$14,402
Earnings	372	13	1	386
Premiums on existing policies	54	14	—	68
Annuity payments received	—	—	(8)	(8)
Balance as of December 31, 2013	14,462	381	5	14,848
Earnings	339	15	—	354
Premiums on existing policies	46	14	—	60
Annuity payments received	—	—	(5)	(5)
Net proceeds from life insurance claim	(450)	—	—	(450)
Balance as of December 31, 2014	$14,397	$410	$—	$14,807

9. Premises And Equipment

Premises and equipment consist of the following (in thousands):

	December 31,
	2014	2013
Land	$1,066	$1,066
Buildings and improvements	8,828	8,585
Furniture, computer software and equipment	4,690	4,601
	14,584	14,252
Less: accumulated depreciation	(8,051)	(7,922)
	$6,533	$6,330

Depreciation expense on premises and equipment charged to operations was $494,000 in 2014, $497,000 in 2013 and $524,000 in 2012.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

10. Goodwill and Core deposit intangible

On September 8, 2006, Juniata completed its acquisition of a branch office in Richfield, PA. Goodwill at December 31, 2014 and 2013 was $2,046,000. Core deposit intangible was $74,000 net of amortization of $375,000 at December 31, 2014 and $119,000 net of amortization of $330,000 at December 31, 2013. The core deposit intangible is being amortized over a ten-year period on a straight line basis. The goodwill is not amortized, but is measured annually for impairment. Core deposit intangible amortization expense of $45,000 was recorded in each of the years 2014, 2013 and 2012. Intangible amortization expense projected for the remaining two years beginning in 2015 is estimated to be $45,000 in 2015 and $29,000 for 2016.

11. Investment in Unconsolidated Subsidiary

On September 1, 2006, Juniata invested in Liverpool Community Bank (formerly known as The First National Bank of Liverpool) (“LCB”), Liverpool, PA, by purchasing 39.16% of its outstanding common stock. This investment is accounted for under the equity method of accounting. The investment was carried at $4,369,000 and $4,172,000 as of December 31, 2014 and 2013, respectively. Juniata increases its investment in LCB for its share of earnings and decreases its investment by any dividends received from LCB. The investment is evaluated quarterly for impairment. A loss in value of the investment which is determined to be other than a temporary decline would be recognized as a loss in the period in which such determination is made. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of LCB to sustain an earnings capacity which would justify the current carrying value of the investment.

12. Deposits

Deposits consist of the following (in thousands):

	December 31,
	2014	2013
Demand, non-interest bearing	$77,697	$74,611
Interest-bearing demand and money market	95,675	89,867
Savings	67,430	60,761
Time deposits, $100,000 or more	27,705	30,995
Other time deposits	112,377	123,411
	$380,884	$379,645

Aggregate amount of scheduled maturities of time deposits as of December 31, 2014 include the following (in thousands):

Maturing in:	Time Deposits		Total Time Deposits
	$100,000 or more	Other
2015	$15,914	$61,573	$77,487
2016	4,767	20,319	25,086
2017	2,170	10,353	12,523
2018	1,180	7,585	8,765
2019	2,321	8,705	11,026
Later	1,353	3,842	5,195
	$27,705	$112,377	$140,082

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

13. Borrowings

Borrowings consist of the following (dollars in thousands):

	December 31, 2014		December 31, 2013		For the year 2014
	Outstanding Balance	Rate	Outstanding Balance	Rate	Average Balance	Weighted Average Rate
Securities sold under agreements to repurchase	$4,594	0.10%	$5,397	0.10%	$4,265	0.10%
Short-term borrowings with Federal Home Loan Bank
Overnight advances	9,700	0.27%	8,400	0.25%	3,385	0.30%
Mid-term repo maturing August 2015	6,250	0.39%	—		1,613	0.32%
Long-term debt with Federal Home Loan Bank
Mid-term repo maturing April 2016	7,500	0.63%	—		5,651	0.63%
Mid-term repo maturing March 2017	6,250	1.10%	—		4,709	1.10%
Fixed rate loan maturing April 2018	5,000	1.60%	—		3,767	1.60%
Fixed rate loan maturing April 2019	3,750	2.00%	—		2,825	2.00%
	$43,044	0.76%	$13,797	0.19%	$26,215	0.85%

The maximum balance of short-term borrowings at any month-end during 2014 was $15,950,000.

JVB has repurchase agreements with several of its depositors, under which customers’ funds are invested daily into an interest bearing account. These funds are carried by Juniata as short-term debt. It is Juniata’s policy to have repurchase agreements collateralized 100% by U.S. Government securities. As of December 31, 2014, the securities that serve as collateral for securities sold under agreements to repurchase had a fair value of $8,021,000. The interest rate paid on these funds is variable and subject to change daily.

JVB’s maximum borrowing capacity with the Federal Home Loan Bank of Pittsburgh (“FHLB”) is $132,601,000, with a balance of $38,450,000 outstanding as of December 31, 2014. In order to borrow additional amounts, the FHLB would require JVB to purchase additional FHLB Stock. The FHLB is a source of both short-term and long-term funding. JVB must maintain sufficient qualifying collateral to secure all outstanding advances. Qualifying collateral is defined by the FHLB and includes outstanding balances of Juniata’s real estate loans, excluding loans with certain risk mitigants, including delinquencies and loans made to insiders, borrowers with low credit scores or loans with high loan-to-value ratios.

14. Operating Lease Obligations

Juniata has entered into a number of arrangements that are classified as operating leases. The operating leases are for several branch and office locations. The majority of the branch and office location leases are renewable at Juniata’s option. Future minimum lease commitments are based on current rental payments. Rental expense charged to operations, including license fees for branch offices, was $124,000, $122,000 and $114,000 in 2014, 2013 and 2012, respectively.

The following is a summary of future minimum rental payments for the next five years required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2014 (in thousands):

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

14. Operating Lease Obligations - (continued)

Years ending December 31,
2015	$124
2016	113
2017	65
2018	22
2019	20
2020 and beyond	—
Total minimum payments required	$344

15. Income Taxes

The components of income tax expense for the three years ended December 31 were (in thousands):

	2014	2013	2012
Current tax (benefit) expense	$331	$(157)	$1,042
Deferred tax expense (benefit)	194	662	(64)
Total tax expense	$525	$505	$978

A reconciliation of the statutory income tax expense computed at 34% to the income tax expense included in the consolidated statements of income follows (dollars in thousands):

	Years Ended December 31,
	2014	2013	2012
Income before income taxes	$4,741	$4,506	$4,626
Statutory tax rate	34.0%	34.0%	34.0%
Federal tax at statutory rate	1,612	1,532	1,573
Tax-exempt interest	(358)	(354)	(431)
Net earnings on BOLI	(93)	(108)	(148)
Gain from life insurance proceeds	(56)	—	—
Dividend from unconsolidated subsidiary	(13)	(13)	(12)
Stock-based compensation	16	10	2
Federal tax credits	(575)	(556)	—
Other permanent differences	(8)	(6)	(6)
Total tax expense	$525	$505	$978
Effective tax rate	11.1%	11.2%	21.1%

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

15. Income Taxes - (continued)

Deductible temporary differences and taxable temporary differences gave rise to a net deferred tax asset for Juniata as of December 31, 2014 and 2013. The components giving rise to the net deferred tax asset are detailed below (in thousands):

	December 31,
	2014	2013
Deferred Tax Assets
Allowance for loan losses	$675	$639
Deferred directors’ compensation	519	541
Employee and director benefits	553	574
Qualified pension liability	457	—
Unrealized losses on securities available for sale	—	387
Unrealized loss from securities impairment	239	221
Investment in low income housing project	52	—
Other	57	109
Total deferred tax assets	2,552	2,471
Deferred Tax Liabilities
Depreciation	(199)	(223)
Equity income from unconsolidated subsidiary	(526)	(462)
Qualified pension asset	—	(342)
Loan origination costs	(348)	(287)
Prepaid expense	(138)	(95)
Unrealized gains on securities available for sale	(148)	—
Annuity earnings	(68)	(63)
Fair value of mortgage servicing rights	(66)	(57)
Goodwill	(387)	(340)
Total deferred tax liabilities	(1,880)	(1,869)
Net deferred tax asset included in other assets	$672	$602

Juniata has concluded that the deferred tax assets are realizable (on a more likely than not basis) through the combination of future reversals of existing taxable temporary differences, certain tax planning strategies and expected future taxable income.

It is Juniata’s policy to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statements of Income. No significant income tax uncertainties were identified as a result of Juniata’s evaluation of its income tax position. Therefore, Juniata recognized no adjustment for unrecognized income tax benefits for the years ended December 31, 2014, 2013 and 2012. Juniata is no longer subject to examination by taxing authorities for years before 2011. Tax years 2011 through the present, with limited exception, remain open to examination.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

16. Stockholders’ Equity and Regulatory Matters

Juniata is authorized to issue 500,000 shares of preferred stock with no par value. The Board has the ability to fix the voting, dividend, redemption and other rights of the preferred stock, which can be issued in one or more series. No shares of preferred stock have been issued.

Juniata has a dividend reinvestment and stock purchase plan. Under this plan, additional shares of Juniata Valley Financial Corp. stock may be purchased at the prevailing market prices with reinvested dividends and voluntary cash payments, within limits. To the extent that shares are not available in the open market, Juniata has reserved common stock to be issued under the plan. Any adjustment in capitalization of Juniata will result in a proportionate adjustment to the reserved shares for this plan. At December 31, 2014, 141,887 shares were available for issuance under the Dividend Reinvestment Plan.

Juniata periodically repurchases shares of its common stock under a share repurchase program approved by the Board of Directors. Repurchases have typically been through open market transactions and have complied with all regulatory restrictions on the timing and amount of such repurchases. Shares repurchased have been added to treasury stock and accounted for at cost. These shares may be reissued for stock option exercises, employee stock purchase plan purchases and to fulfill dividend reinvestment program needs. During 2014, 2013 and 2012, 12,322, 24,918 and 19,793 shares, respectively, were repurchased in conjunction with this program. Remaining shares authorized in the program were 31,153 as of December 31, 2014.

Juniata and JVB are subject to risk-based capital standards by which bank holding companies and banks are evaluated in terms of capital adequacy. These regulatory capital requirements are administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Juniata’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Juniata and JVB must meet specific capital guidelines that involve quantitative measures of Juniata’s and JVB’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Juniata’s and JVB’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Juniata and JVB to each maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations), and Tier I capital (as defined in the regulations) to average assets (as defined in the regulations). Management believes, as of December 31, 2014 and 2013, that Juniata and JVB met all capital adequacy requirements to which they were subject.

As of December 31, 2014, the most recent notification from the regulatory banking agencies categorized JVB as well capitalized under the regulatory framework for prompt corrective action. To be categorized as “well capitalized”, JVB must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. To the knowledge of management, there are no conditions or events since these notifications that have changed JVB’s category.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

16. Stockholders’ Equity and Regulatory Matters - (continued)

The table below provides a comparison of Juniata’s and JVB’s risk-based capital ratios and leverage ratios to the minimum regulatory requirements for the periods indicated (dollars in thousands).

Juniata Valley Financial Corp. (Consolidated)

	Actual		Minimum Requirement For Capital Adequacy Purposes
	Amount	Ratio	Amount	Ratio
As of December 31, 2014:
Total Capital	$52,492	17.12%	$24,531	8.00%
(to Risk Weighted Assets)
Tier 1 Capital	49,912	16.28%	12,265	4.00%
(to Risk Weighted Assets)
Tier 1 Capital	49,912	10.65%	18,741	4.00%
(to Average Assets)
As of December 31, 2013:
Total Capital	$51,888	17.97%	$23,105	8.00%
(to Risk Weighted Assets)
Tier 1 Capital	49,461	17.13%	11,553	4.00%
(to Risk Weighted Assets)
Tier 1 Capital	49,461	11.04%	17,915	4.00%
(to Average Assets)

The Juniata Valley Bank

	Actual		Minimum Requirement For Capital Adequacy Purposes		Minimum Regulatory Requirements to be “Well Capitalized” under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2014:
Total Capital	$47,145	15.59%	$24,186	8.00%	$30,233	10.00%
(to Risk Weighted Assets)
Tier 1 Capital	44,688	14.78%	12,093	4.00%	18,140	6.00%
(to Risk Weighted Assets)
Tier 1 Capital	44,688	9.42%	18,969	4.00%	23,711	5.00%
(to Average Assets)
As of December 31, 2013:
Total Capital	$46,530	16.35%	$22,773	8.00%	$28,467	10.00%
(to Risk Weighted Assets)
Tier 1 Capital	44,185	15.52%	11,387	4.00%	17,080	6.00%
(to Risk Weighted Assets)
Tier 1 Capital	44,185	9.97%	17,723	4.00%	22,154	5.00%
(to Average Assets)

Certain regulatory restrictions exist regarding the ability of JVB to transfer funds to Juniata in the form of cash dividends, loans or advances. At December 31, 2014, $39,644,000 of undistributed earnings of JVB, included in the consolidated stockholders’ equity, was available for distribution to Juniata as dividends without prior regulatory approval, subject to the regulatory capital requirements above.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

17. Calculation Of Earnings Per Share

Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of Juniata. Potential common shares that may be issued by Juniata relate solely to outstanding stock options and are determined using the treasury stock method. The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31,
	2014	2013	2012
	(Amounts, except earnings per share, in thousands)
Net income	$4,216	$4,001	$3,648
Weighted-average common shares outstanding	4,193	4,210	4,231
Basic earnings per share	$1.01	$0.95	$0.86
Weighted-average common shares outstanding	4,193	4,210	4,231
Common stock equivalents due to effect of stock options	—	1	2
Total weighted-average common shares and equivalents	$4,193	$4,211	$4,233
Diluted earnings per share	$1.01	$0.95	$0.86
Anti-dilutive stock options outstanding	100	78	79

18. Accumulated other Comprehensive loss

Components of accumulated other comprehensive loss, net of tax as of December 31 of each of the last three years consist of the following (in thousands):

	12/31/2014	12/31/2013	12/31/2012
Unrealized gains (losses) on available for sale securities	$296	$(751)	$800
Unrecognized expense for defined benefit pension	(2,493)	(908)	(2,219)
Accumulated other comprehensive loss	$(2,197)	$(1,659)	$(1,419)

19. Fair Value Measurement

Fair value measurement and disclosure guidance defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. Additional guidance is provided on determining when the volume and level of activity for the asset or liability has significantly decreased. The guidance also includes guidance on identifying circumstances when a transaction may not be considered orderly.

Fair value measurement and disclosure guidance provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed, and significant adjustments to the related prices may be necessary to estimate fair value in accordance with fair value measurement and disclosure guidance.

This guidance clarifies that, when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly. In those situations, the entity must evaluate the weight of the evidence to determine whether the transaction is orderly. The guidance provides a list of circumstances that may indicate that a transaction is not orderly. A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

19. Fair Value Measurement - (continued)

Fair value measurement and disclosure guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability is not adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

Fair value measurement and disclosure guidance requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs — Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs — Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

An asset’s or liability’s placement in the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, Juniata’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

19. Fair Value Measurement - (continued)

adjustments are applied consistently over time. Juniata’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes Juniata’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Securities Available for Sale. Debt securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, Juniata obtains fair value measurement from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other things. Equity securities classified as available for sale are reported at fair value using Level 1 inputs.

Impaired Loans.  Certain impaired loans are reported on a non-recurring basis at the fair value of the underlying collateral since repayment is expected solely from the collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

Other Real Estate Owned. Certain assets included in other real estate owned are carried at fair value as a result of impairment and accordingly are presented as measured on a non-recurring basis. Values are estimated using Level 3 inputs, based on appraisals that consider the sales prices of property in the proximate vicinity.

Mortgage Servicing Rights. The fair value of servicing assets is based on the present value of estimated future cash flows on pools of mortgages stratified by rate and maturity date and are considered Level 3 inputs.

The following table summarizes financial assets and financial liabilities measured at fair value as of December 31, 2014 and December 31, 2013, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands). There were no transfers of assets between fair value Level 1 and Level 2 during the year ended December 31, 2014.

	December 31, 2014	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Other Unobservable Inputs
Measured at fair value on a recurring basis:
Debt securities available-for-sale:
Obligations of U.S. Government agencies and corporations	$50,101	$—	$50,101	$—
Obligations of state and political subdivisions	35,873	—	35,873	—
Mortgage-backed securities	55,429	—	55,429	—
Equity securities available-for-sale	1,500	1,500	—	—
Measured at fair value on a non-recurring basis:
Impaired loans	3,370	—	—	3,370
Mortgage servicing rights	193	—	—	193

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

19. Fair Value Measurement - (continued)

	December 31, 2013	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Other Unobservable Inputs
Measured at fair value on a recurring basis:
Debt securities available-for-sale:
Obligations of U.S. Government agencies and corporations	$78,278	$—	$78,278	$—
Obligations of state and political subdivisions	41,932	—	41,932	—
Mortgage-backed securities	4,469	—	4,469	—
Equity securities available-for-sale	1,367	1,367	—	—
Measured at fair value on a non-recurring basis:
Impaired loans	3,300	—	—	3,300
Other real estate owned	50	—	—	50
Mortgage servicing rights	167	—	—	167

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which Level 3 inputs have been used to determine fair value:

December 31, 2014	Fair Value Estimate	Valuation Technique	Unobservable Input	Range	Weighted Average
Impaired loans	$3,370	Appraisal of collateral(1)	Appraisal and liquidation adjustments(2)	(7)% – (15)%	(11.2)%
Mortgage servicing rights	193	Multiple of annual servicing fee	Estimated pre-payment speed, based on rate and term	300% – 400%	360%

December 31, 2013	Fair Value Estimate	Valuation Technique	Unobservable Input	Range	Weighted Average
Impaired loans	$3,300	Appraisal of collateral(1)	Appraisal and liquidation adjustments(2)	(7)% – (10)%	(9.0)%
Other real estate owned	50	Appraisal of collateral(1)	Appraisal and liquidation adjustments(2)	0%	0%
Mortgage servicing rights	167	Multiple of annual servicing fee	Estimated pre-payment speed, based on rate and term	300% – 400%	326%

(1)	Fair value is generally determined through independent appraisals of the underlying collateral that generally include various level 3 inputs which are not identifiable.
(2)	Appraisals may be adjusted downward by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

19. Fair Value Measurement - (continued)

Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of Juniata’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, the fair value estimates herein are not necessarily indicative of the amounts Juniata could have realized in sales transactions on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different from the amounts reported at each year end.

The information presented below should not be interpreted as an estimate of the fair value of Juniata as a whole since a fair value calculation is provided only for a limited portion of Juniata’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between Juniata’s disclosures and those of other companies may not be meaningful.

The following describes the estimated fair value of Juniata’s financial instruments as well as the significant methods and assumptions not previously disclosed used to determine these estimated fair values.

Carrying values approximate fair value for cash and due from banks, interest-bearing demand deposits with banks, restricted stock in the Federal Home Loan Bank, interest receivable, mortgage servicing rights, non-interest bearing demand deposits, securities sold under agreements to repurchase, short-term borrowings and interest payable. Other than cash and due from banks, which are considered Level 1 inputs and mortgage servicing rights, which are considered Level 3 inputs, these instruments are Level 2 inputs.

Interest bearing time deposits with banks — The estimated fair value is determined by discounting the contractual future cash flows, using the rates currently offered for deposits of similar remaining maturities.

Loans — For variable-rate loans that reprice frequently and which entail no significant changes in credit risk, carrying values approximated fair value. Substantially all commercial loans and real estate mortgages are variable rate loans. The fair value of other loans (i.e. consumer loans and fixed-rate real estate mortgages) are estimated by calculating the present value of the cash flow difference between the current rate and the market rate, for the average maturity, discounted quarterly at the market rate.

Fixed rate time deposits — The estimated fair value is determined by discounting the contractual future cash flows, using the rates currently offered for deposits of similar remaining maturities.

Long-term debt and other interest bearing liabilities — The fair values are estimated using discounted cash flow analysis, based on incremental borrowing rates for similar types of arrangements.

Commitments to extend credit and letters of credit — The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present credit-worthiness of the counterparties. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

19. Fair Value Measurement - (continued)

The estimated fair values of Juniata’s financial instruments are as follows (in thousands):

Financial Instruments
(in thousands)

	December 31, 2014		December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and due from banks	$6,757	$6,757	$8,570	$8,570
Interest bearing deposits with banks	10	10	43	43
Interest bearing time deposits with banks	—	—	249	250
Securities	142,903	142,903	126,046	126,046
Restricted investment in FHLB stock	2,726	2,726	1,967	1,967
Loans, net of allowance for loan losses	292,521	294,083	275,511	282,226
Mortgage servicing rights	193	193	167	167
Accrued interest receivable	1,491	1,491	1,529	1,529
Financial liabilities:
Non-interest bearing deposits	77,697	77,697	74,611	74,611
Interest bearing deposits	303,187	305,635	305,034	308,414
Securities sold under agreements to repurchase	4,594	4,594	5,397	5,397
Short-term borrowings	15,950	15,950	8,400	8,400
Long-term debt	22,500	22,464	—	—
Other interest bearing liabilities	1,412	1,416	1,356	1,358
Accrued interest payable	301	301	287	287
Off-balance sheet financial instruments:
Commitments to extend credit	—	—	—	—
Letters of credit	—	—	—	—

The following presents the carrying amount, fair value and placement in the fair value hierarchy of Juniata’s financial instruments not previously disclosed as of December 31, 2014 and December 31, 2013. This table excludes financial instruments for which the carrying amount approximates fair value.

December 31, 2014	Carrying Amount	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets or Liabilities	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Other Unobservable Inputs
Financial instruments – Assets
Loans, net of allowance for loan losses	$292,521	$294,083	$—	$—	$294,083
Financial instruments – Liabilities
Interest bearing deposits	303,187	305,635	—	305,635	—
Long-term debt	22,500	22,464	—	22,464	—
Other interest bearing liabilities	1,412	1,416	—	1,416	—

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

19. Fair Value Measurement - (continued)

December 31, 2013	Carrying Amount	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets or Liabilities	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Other Unobservable Inputs
Financial instruments – Assets
Interest bearing time deposits with banks	$249	$250	$—	$250	$—
Loans, net of allowance for loan losses	275,511	282,226	—	—	282,226
Financial instruments – Liabilities
Interest bearing deposits	305,034	308,414	—	308,414	—
Other interest bearing liabilities	1,356	1,358	—	1,358	—

20. Employee Benefit Plans

Stock Option Plan

The 2000 Incentive Stock Option Plan expired in May 2010 and was replaced with the 2011 Stock Option Plan in May 2011 (collectively, the “Plans”). The 2011 Stock Option Plan has essentially the same structure as the 2000 plan. Under the provisions of the Plans, while active, options can be granted to officers and key employees of Juniata. The Plans provide that the option price per share is not to be less than the fair market value of the stock on the day the option was granted, but in no event less than the par value of such stock. Options granted under the Plans are exercisable no earlier than one year after the date of grant and expire ten years after the date of the grant.

The Plans are administered by a committee of the Board of Directors, whose members are not eligible to receive options under the Plans. The Committee determines, among other things, which officers and key employees receive options, the number of shares to be subject to each option, the option price and the duration of the option. Options vest over three to five years and are exercisable at the grant price, which is at least the fair market value of the stock on the grant date. All options previously granted under the Plans are scheduled to expire through February 18, 2024. The aggregate number of shares that may be issued upon the exercise of options under the 2011 Stock Option Plan is 300,000 shares, and 213,775 shares were available for grant as of December 31, 2014. Total options outstanding at December 31, 2014 have exercise prices between $17.22 and $24.00, with a weighted average exercise price of $18.13 and a weighted average remaining contractual life of 7.2 years.

As of December 31, 2014, there was $76,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized through 2019.

No options were exercised in 2014 or 2013. Cash received from option exercises under the Plans for the year ended December 31, 2012 was $104,000.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

20. Employee Benefit Plans - (continued)

A summary of the status of the Plans as of December 31, 2014, 2013 and 2012, and changes during the years ending on those dates is presented below:

	2014		2013		2012
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	83,930	$18.50	97,792	$19.04	90,474	$18.85
Granted	33,525	17.72	21,800	17.65	19,150	18.00
Exercised	—	—	—	—	(7,207)	14.47
Forfeited	(7,639)	20.44	(35,662)	19.45	(4,625)	17.89
Outstanding at end of year	109,816	$18.13	83,930	$18.50	97,792	$19.04
Options exercisable at year-end	51,396		43,079		68,361
Weighted-average fair value of of options granted during the year		$1.96		$1.75		$1.98
Intrinsic value of options exercised during the year		$—		$—		$24,444
Intrinsic value of options outstanding and exercisable at December 31, 2014		$22,021

The following table summarizes characteristics of stock options as of December 31, 2014:

		Outstanding		Exercisable
Grant Date	Exercise Price	Shares	Contractual Average Life (Years)	Shares
10/18/2005	24.00	1,531	0.80	1,531
10/17/2006	21.00	1,838	1.80	1,838
10/16/2007	20.05	4,425	2.80	4,425
10/21/2008	21.10	6,100	3.81	6,100
10/20/2009	17.22	9,697	4.80	9,697
9/20/2011	17.75	13,850	6.72	11,850
3/20/2012	18.00	17,050	7.22	9,900
2/19/2013	17.65	21,800	8.14	6,055
2/18/2014	17.72	33,525	9.14	—
		109,816		51,396

Defined Benefit Retirement Plan

Juniata sponsors a defined benefit retirement plan which covers substantially all of its employees employed prior to December 31, 2007. As of January 1, 2008, the plan was amended to close the plan to new entrants. All active participants as of December 31, 2007 became 100% vested in their accrued benefit and, as long as they remained eligible, continued to accrue benefits until December 31, 2012. The benefits are based on years of service and the employee’s compensation. Effective December 31, 2012, the defined benefit retirement plan was amended to cease future service accruals after that date (frozen). Juniata’s funding policy is to contribute annually no more than the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide for benefits attributed to service through December 31, 2012. Juniata does not expect to contribute to the defined benefit plan in 2015.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

20. Employee Benefit Plans - (continued)

Management expects $120,000 expense to be recorded as net periodic expense in 2015 for the defined benefit plan, which includes expected amortization out of accumulated other comprehensive loss. The following table sets forth by level, within the fair value hierarchy, debt and equity instruments included in the defined benefit retirement’s plan assets at fair value as of December 31, 2014 and December 31, 2013 (in thousands). Assets included in the plan that are not valued in the hierarchy table consist of cash and cash equivalents, totaling $527,000 and $703,000, at December 31, 2014 and 2013, respectively.

	December 31, 2014	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Other Unobservable Inputs
Measured at fair value on a recurring basis:
U.S. Government and agency securities	$1,113	$—	$1,113	$—
Corporate bonds and notes	3,147	—	3,147	—
Mutual funds
Value funds	1,977	1,977	—	—
Blend funds	1,696	1,696	—	—
Growth funds	1,585	1,585	—	—
Common stocks	—	—	—	—
Money market funds	85	85	—	—
	$9,603	$5,343	$4,260	$—

	December 31, 2013	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Other Unobservable Inputs
Measured at fair value on a recurring basis:
U.S. Government and agency securities	$739	$—	$739	$—
Corporate bonds and notes	2,987	—	2,987	—
Mutual funds
Value funds	2,120	2,120	—	—
Blend funds	1,522	1,522	—	—
Growth funds	1,867	1,867	—	—
Common stocks	4	4	—	—
Money market funds	172	172	—	—
	$9,411	$5,685	$3,726	$—

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

20. Employee Benefit Plans - (continued)

The measurement date for the defined benefit plan is December 31. Information pertaining to the activity in the defined benefit plan is as follows (in thousands):

	Years ended December 31,
	2014	2013
Change in projected benefit obligation (PBO)
PBO at beginning of year	$9,108	$10,022
Service cost	—	—
Interest cost	426	395
Change in assumptions	2,297	(962)
Actuarial loss	110	91
Benefits paid	(468)	(438)
PBO at end of year	$11,473	$9,108
Change in plan assets
Fair value of plan assets at beginning of year	$10,114	$9,078
Actual return on plan assets, net of expenses	484	1,474
Benefits paid	(468)	(438)
Fair value of plan assets at end of year	$10,130	$10,114
Funded status, included in other (liabilities) assets	$(1,343)	$1,006
Amounts recognized in accumulated comprehensive loss before income taxes consist of:
Unrecognized actual loss	$(3,777)	$(1,377)
Unrecognized net transition asset	—	1
	$(3,777)	$(1,376)
Accumulated benefit obligation	$11,473	$9,108

For the year ended December 31, 2013, the mortality assumptions were derived using the IRS 2014 Static Table. For the year ended December 31, 2014, the mortality assumptions were derived using the RP-2014 White Collar Mortality Table. Incorporated into the most recent table are rates projected generationally using Scale MP-2014 to reflect mortality improvement. The impact on the benefit obligation for the mortality assumption change in 2014 was an increase of $1,079,000.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

20. Employee Benefit Plans - (continued)

Pension expense included the following components for the years ended December 31 (in thousands):

	2014	2013	2012
Service cost during the year	$—	$—	$222
Interest cost on projected benefit obligation	426	395	451
Expected return on plan assets	(518)	(561)	(591)
Net (amortization) accretion	—	(1)	56
Recognized net actuarial loss	40	203	296
Net periodic benefit cost	(52)	36	434
Net loss (gain)	2,441	(1,782)	(952)
Amortization of net loss	(40)	(203)	(296)
Net amortization (accretion)	—	1	(56)
Total recognized in other comprehensive loss (income)	$2,401	$(1,984)	$(1,304)
Total recognized in net periodic benefit cost and other comprehensive loss (income)	$2,349	$(1,948)	$(870)

Assumptions used to determine benefit obligations were:

	2014	2013	2012
Discount rate	4.00%	4.75%	4.00%
Rate of compensation increase	N/A	N/A	N/A

Assumptions used to determine the net periodic benefit cost were:

	2014	2013	2012
Discount rate	4.75%	4.00%	4.40%
Expected long-term return on plan assets	5.25	6.35	7.00
Rate of compensation increase	N/A	N/A	3.00

The investment strategy and investment policy for the retirement plan is to target the plan assets to contain 50% equity and 50% fixed income securities. The asset allocation as of December 31, 2014 was approximately 43% fixed income securities, 55% equities and 2% cash equivalents.

Future expected benefit payments (in thousands):

	2015	2016	2017	2018	2019	2020 – 2024
Estimated future benefit payments	$466	$472	$476	$526	$530	$2,828

Defined Contribution Plan

Juniata has a Defined Contribution Plan under which employees, through payroll deductions, are able to defer portions of their compensation. Juniata makes an annual non-elective fully vested contribution equal to 3% of compensation to each eligible participant. As of December 31, 2014, a liability of $191,000 was recorded to satisfy this obligation, and was credited to employees’ accounts by January 31, 2015. This liability at December 31, 2013 totaled $172,000 and was credited to employee accounts during 2014. Expense incurred under this plan was $180,000, $175,000 and $157,000 in 2014, 2013 and 2012, respectively. Effective January 1, 2013, Juniata amended the Defined Contribution Plan to include an employer matching contribution for employees that elect to defer compensation into this program. The matching contribution in 2014 and 2013 was $147,000 and $123,000, respectively.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

20. Employee Benefit Plans - (continued)

Employee Stock Purchase Plan

Juniata has an Employee Stock Purchase Plan under which employees, through payroll deductions, are able to purchase shares of Juniata stock annually. The option price of the stock purchases is between 95% and 100% of the fair market value of the stock on the offering termination date as determined annually by the Board of Directors. The maximum number of shares which employees may purchase under the Plan is 250,000; however, the annual issuance of shares may not exceed 5,000 shares plus any unissued shares from prior offerings. There were 3,497 shares issued in 2014, 2,823 shares issued in 2013 and 2,729 shares issued in 2012 under this plan. At December 31, 2014, there were 184,060 shares reserved for issuance under the Employee Stock Purchase Plan.

Supplemental Retirement Plans

Juniata has non-qualified supplemental retirement plans for directors and key employees. At December 31, 2014 and 2013, the present value of the future liability was $459,000 and $533,000, respectively. For the years ended December 31, 2014, 2013 and 2012, $39,000, $47,000 and $56,000, respectively, was charged to expense in connection with these plans. Juniata offsets the cost of these plans through the purchase of bank-owned life insurance and annuities. See Note 8.

Deferred Compensation Plans

Juniata has entered into deferred compensation agreements with certain directors to provide each director an additional retirement benefit, or to provide their beneficiary a benefit, in the event of pre-retirement death. At December 31, 2014 and 2013, the present value of the future liability was $1,528,000 and $1,591,000, respectively. For the years ended December 31, 2014, 2013 and 2012, $33,000, $47,000 and $66,000, respectively, was charged to expense in connection with these plans. Juniata offsets the cost of these plans through the purchase of bank-owned life insurance. See Note 8.

Salary Continuation Plans

Juniata has non-qualified salary continuation plans for key employees. At December 31, 2014 and 2013, the present value of the future liability was $1,167,000 and $1,154,000, respectively. For the years ended December 31, 2014, 2013 and 2012, $118,000, $97,000 and $132,000, respectively, was charged to expense in connection with these plans. Juniata offsets the cost of these plans through the purchase of bank-owned life insurance. See Note 8.

21. Financial Instruments With Off-Balance Sheet Risk

Juniata is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments may include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk that are not recognized in the consolidated financial statements.

Exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. JVB uses the same credit policies in making these commitments and conditional obligations as it does for on-balance sheet instruments. Juniata controls the credit risk of its financial instruments through credit approvals, limits and monitoring procedures; however, it does not generally require collateral for such financial instruments since there is no principal credit risk.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

21. Financial Instruments With Off-Balance Sheet Risk - (continued)

A summary of Juniata’s financial instrument commitments is as follows (in thousands):

	December 31,
	2014	2013
Commitments to grant loans	$38,776	$33,532
Unfunded commitments under lines of credit	6,245	7,457
Outstanding letters of credit	1,703	1,199

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since portions of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. JVB evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained by JVB upon extension of credit is based on management’s credit evaluation of the counter-party. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

Outstanding letters of credit are instruments issued by JVB that guarantee the beneficiary payment by JVB in the event of default by JVB’s customer in the non-performance of an obligation or service. Most letters of credit are extended for one year periods. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. JVB holds collateral supporting those commitments for which collateral is deemed necessary. The amount of the liability as of December 31, 2014 and 2013 for guarantees under letters of credit issued is not material.

The maximum undiscounted exposure related to these guarantees at December 31, 2014 was $1,602,000, and the approximate value of underlying collateral upon liquidation that would be expected to cover this maximum potential exposure was $5,168,000.

22. Related-Party Transactions

JVB has granted loans to certain of its executive officers, directors and their related interests. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and, in the opinion of management, do not involve more than normal risk of collection. The aggregate dollar amount of these loans was $1,764,000 and $1,892,000 at December 31, 2014 and 2013, respectively. During 2014, $229,000 of new loans were made and repayments totaled $357,000. None of these loans were past due, in non-accrual status or restructured at December 31, 2014 or 2013.

23. Commitments And Contingent Liabilities

In 2009, Juniata executed an agreement to obtain technology outsourcing services through an outside service bureau, and those services began in June 2010. The agreement provides for termination fees if Juniata cancels the services prior to the end of the 8-year commitment period. The termination fee would be an amount equal to one hundred percent of the estimated remaining value of the terminated services if terminated in the first contract year, ninety percent of the estimated remaining value of the terminated services if terminated in the second contract year, eighty percent and seventy percent of the remaining value of the terminated services if terminated in the third and fourth contract years, respectively, and sixty percent of the remaining value of the terminated services if terminated in contract years five through eight. Termination fees are estimated to be approximately $1,108,000 at December 31, 2014. Since Juniata does not expect to terminate these services prior to the end of the commitment period, no liability has been recorded at December 31, 2014.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

23. Commitments And Contingent Liabilities - (continued)

Juniata, from time to time, may be a defendant in legal proceedings relating to the conduct of its banking business. Most of such legal proceedings are a normal part of the banking business and, in management’s opinion, the consolidated financial condition and results of operations of Juniata would not be materially affected by the outcome of such legal proceedings.

Additionally, Juniata has committed to fund and sell qualifying residential mortgage loans to the Federal Home Loan Bank of Pittsburgh in the total amount of $15,000,000. As of December 31, 2014, $10,451,000 remains to be delivered on that commitment, of which none has been committed to borrowers.

24. Subsequent Events

In January 2015, the Board of Directors declared a dividend of $0.22 per share to shareholders of record on February 13, payable on March 2, 2015.

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

25. Juniata Valley Financial Corp. (Parent Company Only)

Financial information:

CONDENSED BALANCE SHEETS
(in thousands)

	December 31,
	2014	2013
ASSETS:
Cash and cash equivalents	$132	$365
Investment in bank subsidiary	44,437	44,589
Investment in unconsolidated subsidiary	4,369	4,172
Investment securities available for sale	1,225	1,127
Other assets	96	56
TOTAL ASSETS	$50,259	$50,309
LIABILITIES:
Accounts payable and other liabilities	$403	$325
STOCKHOLDERS’ EQUITY	49,856	49,984
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$50,259	$50,309

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(in thousands)

	Years Ended December 31,
	2014	2013	2012
INCOME:
Interest and dividends on investment securities available for sale	$32	$28	$41
Dividends from bank subsidiary	3,691	4,290	2,793
Income from unconsolidated subsidiary	236	237	249
Other non-interest income	1	—	—
TOTAL INCOME	3,960	4,555	3,083
EXPENSE:
Non-interest expense	132	140	80
TOTAL EXPENSE	132	140	80
INCOME BEFORE INCOME TAXES AND EQUITY
IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	3,828	4,415	3,003
Income tax expense	25	23	47
	3,803	4,392	2,956
Undistributed net income (loss) of subsidiary	413	(391)	692
NET INCOME	$4,216	$4,001	$3,648
COMPREHENSIVE INCOME	$3,678	$3,761	$4,485

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

25. Juniata Valley Financial Corp. (Parent Company Only) - (continued)

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net income	$4,216	$4,001	$3,648
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed net (income) loss of subsidiary	(413)	391	(692)
Net amortization of securities premiums	—	—	2
Equity in earnings of unconsolidated subsidiary, net of dividends of $48, $47 and $45	(188)	(190)	(204)
Stock-based compensation expense	47	30	25
Increase in other assets	(87)	(72)	(13)
Increase in taxes payable	65	87	127
Decrease in accounts payable and other liabilities	(20)	(7)	(2)
Net cash provided by operating activities	3,620	4,240	2,891
Cash flows from investing activities:
Purchases of available for sale securities	—	(252)	—
Proceeds from the maturity of available for sale investment securities	—	250	1,235
Net cash (used in) provided by investing activities	—	(2)	1,235
Cash flows from financing activities:
Cash dividends	(3,690)	(3,707)	(3,724)
Purchase of treasury stock	(222)	(445)	(360)
Treasury stock issued for dividend reinvestment and employee stock purchase plan	59	48	151
Net cash used in financing activities	(3,853)	(4,104)	(3,933)
Net (decrease) increase in cash and cash equivalents	(233)	134	193
Cash and cash equivalents at beginning of year	365	231	38
Cash and cash equivalents at end of year	$132	$365	$231

JUNIATA VALLEY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

26. Quarterly Results Of Operations (Unaudited)

The unaudited quarterly results of operations for the years ended December 31, 2014 and 2013 follow (in thousands, except per-share data):

	2014 Quarter ended
	March 31	June 30	September 30	December 31
Total interest income	$4,036	4,325	4,227	4,344
Total interest expense	627	683	660	628
Net interest income	3,409	3,642	3,567	3,716
Provision for loan losses	20	117	110	110
Mortgage banking income	29	56	54	75
Other income	891	1,114	1,039	1,076
Other expense	3,336	3,401	3,338	3,495
Income before income taxes	973	1,294	1,212	1,262
Income tax expense	70	131	154	170
Net income	$903	$1,163	$1,058	$1,092
Per-share data:
Basic earnings	$.22	$.28	$.25	$.26
Diluted earnings	.22	.28	.25	.26
Cash dividends	.22	.22	.22	.22

	2013 Quarter ended
	March 31	June 30	September 30	December 31
Total interest income	$4,144	4,173	4,224	4,193
Total interest expense	763	741	719	677
Net interest income	3,381	3,432	3,505	3,516
Provision for loan losses	80	86	100	149
Mortgage banking income	97	85	84	72
Other income	980	970	939	1,006
Other expense	3,035	3,330	3,349	3,432
Income before income taxes	1,343	1,071	1,079	1,013
Income tax expense	337	62	60	46
Net income	$1,006	$1,009	$1,019	$967
Per-share data:
Basic earnings	$.24	$.24	$.24	$.23
Diluted earnings	.24	.24	.24	.23
Cash dividends	.22	.22	.22	.22

FNBPA BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	June 30, 2015 (UNAUDITED)	June 30, 2014 (UNAUDITED)
ASSETS
Cash and due from banks	$1,759,620	$2,601,263
Federal funds sold	2,680,000	2,193,000
Certificates of deposit in other banks	350,000	349,000
Investment securities	38,257,579	39,263,649
Equity securities at cost, substantially restricted	89,950	201,550
Total investment securities	38,347,529	39,465,199
Loans, net of unearned income	47,401,997	45,771,449
Less allowance for loan losses	546,388	573,057
Net loans	46,855,609	45,198,392
Premises and equipment	672,030	755,537
Accrued interest receivable	399,569	453,183
Foreclosed assets	171,780	213,646
Other assets	654,947	469,221
Total assets	$91,891,084	$91,698,441
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Noninterest-bearing demand	$18,352,379	$17,546,154
Interest-bearing:
Money market	14,864,995	14,960,849
Savings	20,321,284	17,225,030
Time	19,886,050	24,982,043
NOW	6,565,893	5,529,305
Total deposits	79,990,601	80,243,381
Accrued interest payable	9,196	13,197
Pension obligation	886,275	229,732
Other postretirement obligations	735,845	602,611
Other liabilities	48,145	37,384
Total liabilities	81,670,062	81,126,305
Stockholders' equity:
Common stock, par value $1.56; 262,352 shares authorized, issued and outstanding	409,925	409,925
Additional paid in capital	775,000	775,000
Retained earnings	9,990,622	9,748,015
Accumulated other comprehensive (loss) income:
Unrealized gain on securities	206,073	262,257
Employee benefit plans	(1,160,598)	(623,061)
Total stockholders' equity	10,221,022	10,572,136
Total liabilities and stockholders' equity	$91,891,084	$91,698,441

FNBPA BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Six months ended June 30, 2015	Six months ended June 30, 2014
Interest and dividend income:
Loans	$1,189,474	$1,214,770
Federal funds sold	3,918	1,402
Certificates of deposit in other banks	174	1,080
Investment securities:
Taxable	215,936	252,849
Tax-exempt	236,302	288,686
Dividends	4,882	3,030
Total interest and dividend income	1,650,686	1,761,817
Interest expense:
Deposits	146,319	184,181
Total interest expense	146,319	184,181
Net interest income	1,504,367	1,577,636
Non-interest income:
Service charges on deposit accounts	71,704	79,662
Other	96,574	86,539
Total non-interest income	168,278	166,201
Non-interest expense:
Salaries and employee benefits	732,683	689,277
Occupancy and equipment	186,895	182,415
Professional fees	99,385	99,669
FDIC insurance	31,877	31,563
Shares tax	37,544	45,639
Other	264,647	260,738
Total non-interest expense, net	1,353,031	1,309,301
Income before income taxes	319,614	434,536
Income tax expense	25,982	42,637
Net income	293,632	391,899
Other comprehensive loss net of income tax,
Unrealized losses on investment securities available for sale	(145,864)	537,193
Total comprehensive income	$147,768	$929,092
Net income per share	$1.12	$1.49
Average shares outstanding	262,352	262,352

FNBPA BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance, December 31, 2013	$409,925	$775,000	$9,513,537	$(897,997)	$9,800,465
Net income			391,889		391,889
Other comprehensive loss				537,193	537,193
Dividends declared ($.60) per share			(157,411)		(157,411)
Balance, June 30, 2014	$409,925	$775,000	$9,748,015	$(360,804)	$10,572,136
Balance, December 31, 2014	409,925	775,000	9,854,401	(808,661)	10,230,665
Net income			293,632		293,632
Other comprehensive income				(145,864)	(145,864)
Dividends declared ($.60) per share			(157,411)		(157,411)
Balance, June 30, 2015	$409,925	$775,000	$9,990,622	$(954,525)	$10,221,022

FNBPA BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six months ended June 30, 2015	Six months ended June 30, 2014
Operating activities
Net income	$293,632	$391,899
Adjustments:
Depreciation, amortization and accretion	169,081	165,955
Loss on foreclosed assets	—	5,523
Change in:
Deferred income taxes	74,485	23,857
Accrued interest receivable	7,785	18,044
Accrued interest payable	(2,274)	(4,061)
Pension	22,100	37,488
Other, net	(103,954)	73,211
Net cash provided by operating activities	460,855	711,916
Investing activities
Increase in certificates of deposit in other banks, net	(250,000)	—
Investment securities available for sale:
Proceeds from maturities and repayments	2,920,249	2,092,924
Purchases	(4,100,168)	(1,009,724)
Investment securities held to maturity,
Proceeds from sales, maturities and repayments	10,495	5,733
Redemption of equity securities	200	9,200
(Increase) decrease in loans, net	(1,237,891)	(935,165)
Purchase of premises and equipment	(1,647)	(52,958)
Net cash provided by investing activities	(2,658,762)	110,010
Financing activities
Net increase in deposits	2,562,061	442,274
Cash dividends paid	(157,411)	(157,411)
Net cash used by financing activities	2,404,650	284,863
Increase (decrease) in cash and cash equivalents	206,743	1,106,789
Cash and cash equivalents at beginning of year	4,232,877	3,687,474
Cash and cash equivalents at end of year	$4,439,620	$4,794,263
Supplemental disclosure
Cash paid during the year for:
Interest on deposits and borrowings	$148,593	$188,253
Non cash items:
Unrealized gain (loss) on securities available for sale, net of deferred income taxes	$(145,864)	$537,193

1. OPERATIONS, PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations, basis of presentation and principles of consolidation

The consolidated financial statements include the accounts of FNBPA Bancorp, Inc. (the Corporation) and its wholly-owned subsidiary, The First National Bank of Port Allegany (the Bank). All significant intercompany balances and transactions have been eliminated in consolidation. The Corporation was established in October 2009 and is a non-operating holding company. The Bank is a federally-chartered bank located in Port Allegany, Pennsylvania. The Bank’s principal sources of revenue emanate from its portfolio of residential and commercial real estate mortgages and commercial and consumer loans provided to its customers through three locations as well as interest earnings on investments. The Bank is supervised by the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency.

The accounting principles followed by the Corporation and Bank and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practice within the banking industry.

Significant estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from these estimates, making it reasonably possible that a change in these estimates could occur in the near term.

Certificates of deposit in other banks

Interest-bearing deposits in banks mature within one year and are carried at cost.

Investment securities

Investments are classified at the time of purchase as held to maturity or available for sale. Held to maturity securities are stated at amortized cost; available for sale securities are stated at fair value with unrealized gains and losses, net of tax reported as a separate component of stockholders’ equity. Available for sale securities serve principally as a source of liquidity. Investment classifications are reassessed at each reporting date. Investments are adjusted for amortization of premiums and accretion of discounts which are computed using the level yield method and recognized as an adjustment of interest income. Investment securities are also reviewed at each reporting date for other-than-temporary impairment. Such impairment is not recognized if (a) the Bank does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery unless there is a credit loss. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses, except noncredit losses on held to maturity securities are reported in other comprehensive income.

For held to maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. This guidance related to noncredit losses did not significantly affect the financial statements.

Realized security gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their principal amount net of unearned income and the allowance for loan losses. Nonrefundable loan fees and certain direct costs are deferred and amortized over the life of the loans using the interest method. The amortization is reflected as an interest yield adjustment and the deferred portion of the net fees and costs is reflected as part of the loan balance.

1. OPERATIONS, PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in the process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off in whole or in part at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses

The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. It is established through a provision for loan losses charged to operations. The provision for loan losses is based on management’s periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are susceptible to changes in the near term.

Impaired loans are loans for which, based on current information and events, it is probable the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement.

The Bank individually evaluates such loans for impairment.

Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment is determined by the difference between the fair value of the collateral and the recorded amount of the loans.

Mortgage loans on one-to-four family properties and all consumer loans, exclusive of loans individually evaluated for impairment, are large groups of smaller-balance homogeneous loans and are measured for impairment collectively.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Foreclosed assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Expenses from operations are included in other expense.

Trust assets and income

Assets held by the Bank in a fiduciary or agency capacity for its customers are not included in the accompanying financial statements since such items are not assets of the Bank. In accordance with banking industry practice, Trust Department income is recognized on the cash basis and is not materially different than if it was reported on the accrual basis.

Income taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Bank’s open tax years are 2012 – 2015.

1. OPERATIONS, PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Earnings per share

The Corporation currently maintains a simple capital structure; therefore, there are no dilutive effects on earnings per share. As such, earnings per share are calculated using the weighted-average number of shares outstanding for the periods.

Cash flow information

The Bank has defined cash and cash equivalents as those amounts included in the balance sheet captions cash and due from banks and federal funds sold.

Comprehensive loss

The Bank’s other comprehensive loss is comprised exclusively of the net unrealized gains and losses attributable to the investment securities available for sale and to the unrecognized loss for pension and other postretirement benefits.

The components of other comprehensive loss and related tax effects for the six months ended June 30, 2015 and 2014 are as follows:

	2015	2014
Unrealized gains (losses) on investment securities available for sale	$(221,006)	$814,939
Tax effect	75,142	(277,746)
Net change in accumulated other comprehensive loss	$(145,864)	$537,193

The components of accumulated other comprehensive loss, included in stockholders’ equity at June 30 are as follows:

	2015	2014
Net unrealized gains (losses) on investment securities available for sale	$206,073	$262,257
Employee benefit plans	(1,160,598)	(623,061)
	$(954,525)	$(360,804)

2. INVESTMENT SECURITIES

The amortized cost and fair values of investment securities available for sale at June 30 are as follows:

	2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and federal agencies	$1,974,633	$11,607	$(12,490)	$1,973,750
Asset-backed	1,166,133	1,946	(2,968)	1,165,111
Corporate bonds	1,242,120	49,505	(9,777)	1,281,848
Mortgage-backed	17,586,622	296,801	(89,590)	17,793,833
State and municipal	14,204,208	173,896	(155,933)	14,222,171
Taxable municipal	785,402	49,238	—	834,640
Total	$36,959,118	$582,993	$(270,758)	$37,271,353

2. INVESTMENT SECURITIES - (continued)

	2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and federal agencies	$978,189	$10,161	$(15,350)	$973,000
Asset-backed	773,838		(5,595)	768,243
Corporate bonds	1,219,529	16,213	—	1,235,742
Mortgage-backed	16,270,309	396,576	(88,653)	16,578,232
State and municipal	16,821,538	304,558	(257,711)	16,868,385
Taxable municipal	793,317	41,174	(4,011)	830,480
Total	$36,856,720	$768,682	$(371,320)	$37,254,082

The amortized cost and fair values of investment securities held to maturity at June 30 are as follows:

	2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed	$36,251	$2,116	$—	$38,367
State and municipal	949,975	38,069	(29,541)	958,503
Total	$986,226	$40,185	$(29,541)	$996,870

	2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed	$48,802	$3,000	$—	$51,802
State and municipal	1,960,765	16,752	(80,928)	1,896,589
Total	$2,009,567	$19,752	$(80,928)	$1,948,391

For the six months ending June 30, 2015 and 2014, there were no sales of securities available for sale or held to maturity. For the six months ending June 30, 2015 and 2014, there were no realized gains or losses.

The amortized cost and fair values of available for sale and held to maturity debt securities at June 30, 2015, by contractual maturity, are shown below:

	Available for Sale		Held to Maturity
	Amortized cost	Fair value	Amortized cost	Fair value
Within 1 year	$612,089	$621,695	$—	$—
After 1 year through 5 years	4,167,876	4,203,351	—	—
After 5 years through 10 years	8,841,355	8,872,034	259,246	253,799
Over 10 years	23,337,798	23,574,273	726,980	743,071
	$36,959,118	$37,271,353	$986,226	$996,870

Investment securities with an amortized cost of $23,562,214 and $22,494,474 and fair values of $23,726,440 and $22,765,851 at June 30, 2015 and 2014, respectively, were pledged to secure public deposits and other purposes as required by law.

2. INVESTMENT SECURITIES - (continued)

Information pertaining to securities with gross unrealized losses at June 30, 2015, is as follows:

	Less than Twelve Months		Twelve Months or Longer
	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value
Securities available for sale:
U.S. Government and federal agencies	$(800)	$499,200	$(11,690)	$981,850
Corporate	(9,777)	501,094
Asset backed securties	—	—	(2,968)	477,142
Mortgage-backed	(29,028)	3,824,120	(60,562)	4,469,962
State and municipal	(2,714)	407,196	(153,219)	3,990,745
Securities held to maturity:
State and municipal	—	—	(29,541)	579,688
Total	$(42,319)	$5,231,610	$(257,980)	$10,499,387

Information pertaining to securities with gross unrealized losses at June 30, 2014, is as follows:

	Less than Twelve Months		Twelve Months or Longer
	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value
Securities available for sale:
U.S. Government and federal agencies	$—	$—	$(15,350)	$484,650
Asset backed securities	(2,056)	425,374	(3,539)	342,869
Mortgage-backed	(2,761)	260,271	(85,892)	6,594,602
State and municipal	(43,979)	3,014,926	(217,743)	3,945,169
Securities held to maturity:
State and municipal	(40,499)	976,420	(40,429)	568,685
Total	$(89,295)	$4,676,991	$(362,953)	$11,935,975

At June 30, 2015, three federal agency securities have unrealized losses with aggregate depreciation of 1% from the Bank’s amortized cost basis. The contractual term of those investments does not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Bank does not intend on selling these investments prior to recovery and it is more likely than not that the Bank will not be required to sell these investments before recovery of its amortized cost, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at June 30, 2015.

At June 30, 2015, one corporate has unrealized losses with aggregate depreciation of 1% from the Bank’s amortized cost basis. The contractual term of this investment does not permit the issuer to settle the security at a price less than the amortized cost of the investment. Because the Bank does not intend on selling this investment prior to recovery and it is more likely than not that the Bank will not be required to sell this investment before recovery of its amortized cost, which may be maturity, the Bank does not consider this investment to be other-than-temporarily impaired at June 30, 2015.

At June 30, 2015, thirty mortgage-backed have unrealized losses with aggregate depreciation of 1% from the Bank’s amortized cost basis. The Bank purchased those investments at a discount relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Bank’s investment. Because the Bank does not intend on selling these investments prior to recovery and it is more likely than not that the Bank will not be required to sell these investments before

2. INVESTMENT SECURITIES - (continued)

recovery of their amortized cost, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at June 30, 2015.

At June 30, 2015, fourteen state and municipal agencies have unrealized losses with aggregate depreciation of 3% from the Bank’s amortized cost basis. The contractual terms of those investments do not permit the issuers to settle the securities at a price less than the amortized cost of the investment. Because the Bank does not intend on selling these investments prior to recovery and it is more likely than not that the Bank will not be required to sell these investments before recovery of their amortized cost, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at June 30, 2015.

At June 30, 2015, one asset backed security has unrealized losses with aggregate depreciation of less than 2% from the Bank’s amortized cost basis. The contractual terms of this investment does not permit the issuer to settle the security at a price less than the amortized cost of the investment. Because the Bank does not intend on selling this investment prior to recovery and it is more likely than not that the Bank will not be required to sell this investment before recovery of its amortized cost, which may be maturity, the Bank does not consider this investment to be other-than-temporarily impaired at June 30, 2015.

Restricted equity investment securities of the Federal Home Loan Bank of Pittsburgh (“FHLB-PHG”) are carried at cost.

3. LOANS AND ALLOWANCE FOR LOAN LOSSES

The Bank’s primary business activity is with customers located within its local trade area. Although the Bank has a diversified loan portfolio, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area. Substantially all loans are secured by real estate or automobiles. The Bank has experienced minimal difficulty in accessing collateral when required.

Major classifications of loans are summarized as follows:

	2015	2014
Real estate – mortgage
Residential	$32,092,671	$31,998,607
Commercial	9,662,978	8,251,413
Commercial, industrial and municipal loans	1,966,188	1,706,361
Consumer loans	3,898,663	4,034,206
	47,620,500	45,990,587
Less unearned income	218,503	219,137
	47,401,997	45,771,450
Less allowance for loan losses	546,388	573,057
Net loans	$46,855,609	$45,198,393

Loans outstanding to directors, executive officers, principal stockholders or to their affiliates totaled $991,000 and $1,073,000 at June 30, 2015 and 2014, respectively. These loans are made during the ordinary course of business at the Bank’s normal credit terms. The Bank has an employee loan program that provides employees with a reduced rate on borrowings of up to a half point reduction based on the employee’s credit score. There were no related party loans that were classified as non-accrual, past due, restructured or considered a potential credit risk at June 30, 2015 and 2014.

3. LOANS AND ALLOWANCE FOR LOAN LOSSES - (continued)

The allowance for loan losses is general in nature and is available to absorb losses from any loan type despite the analysis below. The following presents by class the activity in the allowance for loan losses:

	Real Estate	Commercial	Consumer	Unallocated	Total
Balance at June 30, 2014	$473,327	$27,546	$54,925	$17,259	$573,057
Charge-offs	(15,540)		(22,781)	(18,969)	(57,290)
Recoveries	151	300	13,025	6,645	20,121
Provision	(11,083)	6,314	(1,952)	17,221	10,500
Balance at June 30, 2015	$446,855	$34,160	$43,217	$22,156	$546,388

The following table presents the classes of the loan portfolio summarized by the Bank’s internal risk rating system as of June 30, 2015:

	Pass	Watch List	Substandard	Loss	Total
Commercial	$1,868,936	$97,252	$—	$—	$1,966,188
Real estate	38,959,282	902,951	1,893,416	—	41,755,649
Consumer	3,843,372	37,012	6,839	11,440	3,898,663
Total	$44,671,590	$1,037,215	$1,900,255	$11,440	$47,620,500

The following table summarizes information in regards to the Bank’s watch list by loan portfolio class as of June 30, 2015:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With no related allowance recorded:
Real estate	$2,560,902	$2,560,902
Consumer	43,851	43,851
Total	2,604,753	2,604,753
With an allowance recorded:
Real estate	332,717	332,717	$25,489	$401,750
Consumer	11,440	11,440	11,440	2,860
	344,157	344,157	36,929	404,610
Total:
Real estate	2,893,619	2,893,619	25,489	401,750
Consumer	55,291	55,291	11,440	2,860
Total	$2,948,910	$2,948,910	$36,929	$404,610

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due.

3. LOANS AND ALLOWANCE FOR LOAN LOSSES - (continued)

The following table provides the ending balances of the allowance for loan losses and loans by loan portfolio class as of June 30, 2015:

	Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses:
Ending balance: individually evaluated for impairment	$170,879	$1,538	$14,021	$—	$186,438
Ending balance: collectively evaluated for impairment	275,976	32,621	29,195	22,158	359,950
Ending balance	$446,855	$34,159	$43,216	$22,158	$546,388
Loans receivable:
Ending balance: individually evaluated for impairment	$2,990,869	$30,756	$62,752		$3,084,377
Ending balance: collectively evaluated for impairment	38,764,780	1,935,432	3,835,911		44,536,123
Ending balance	$41,755,649	$1,966,188	$3,898,663		$47,620,500

The following table presents the classes of the loan portfolio summarized by the past due status as of June 30, 2015:

	30 – 89 Days	Greater than 89 Days	Total Past Due	Current	Total Loans Receivable	Loans Receivable Greater than 90 Days and Accruing
Commercial	$—	$—	$—	$1,966,188	$1,966,188	$—
Real estate	269,722	844,074	1,113,796	40,641,853	41,755,649	—
Consumer	125,565	139,624	265,189	3,633,474	3,898,663	8,772
Total	$395,287	$983,698	$1,378,985	$46,241,515	$47,620,500	$8,772

At June 30, 2015, the Bank’s non-accrual loans of approximately $898,000 were comprised of real estate loans.

4. PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

	2015	2014
Land	$100,892	$100,892
Buildings and improvements	1,264,785	1,264,790
Furniture, fixtures and equipment	1,685,889	1,661,299
	3,051,566	3,026,981
Less accumulated depreciation	2,379,534	2,271,444
Total	$672,032	$755,537

Depreciation expense for the six months ended June 30, 2015 and 2014 was $49,000 and $51,000, respectively.

5. Deposits

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $8,091,000 and $11,759,000 at June 30, 2015 and 2014, respectively.

The scheduled maturities of time deposits at June 30, 2015 are as follows:

2016	$9,345,190
2017	3,461,578
2018	3,838,662
2019	1,636,742
2020	1,603,878
$19,886,050

The Bank accepts deposits of its directors, executive officers, principal stockholders or their affiliates on the same terms and at the prevailing interest rates offered at the time of deposit for comparable transactions with unrelated parties. The amount of related party deposits totaled $231,000 and $867,000 at June 30, 2015 and 2014, respectively.

6. INCOME TAXES

The provision for federal income taxes was determined in accordance with authoritative literature and is comprised of the following for the six months ended June 30:

2015	2014
$25,982	$42,637

7. SHORT-TERM BORROWINGS

The Bank has a borrowing capacity of approximately $14,417,900 at June 30, 2015. The arrangement is subject to annual renewal and typically incurs no service charges when loans are outstanding. When loans are outstanding, FHLB-PHG short-term borrowings are secured by certain qualifying assets of the Bank which consist principally of first mortgage loans.

8. PENSION BENEFITS

	Six months ended June 30, 2015	Six months ended June 30, 2014
Components of Net Periodic Cost:
Service Cost	$47,434	$39,344
Interest Cost	90,858	96,592
Expected return on plan assets	(140,748)	(139,498)
Net amortization and deferral:
Amortization of prior service costs	7,096	7,096
Amortization of accumulated loss	63,426	34,316
Net amortization and deferral	70,522	41,412
Total net periodic pension cost	$68,066	$37,850

The Company expects to contribute $160,000 to their pension plan in year ending December 31, 2015 (“Fiscal 2015”). As of June 30, 2015, the Company made contributions totaling $80,000 and anticipates contributing $80,000 to the pension plan in the remaining six months of fiscal 2015. The minimum contribution for 2015 Plan year is $0.

For those employees not participating in the defined benefit plans, the Bank has a discretionary employer 401(k) contribution plan. For the six months ended June 30, 2015 and 2014, this contribution was $9,516 and $8,487, respectively.

9. COMMITMENTS

In the normal course of business, the Bank makes various commitments which are not reflected in the accompanying financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Bank’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. Losses, if any, are charged to the allowance for loan losses. The Bank minimizes its exposure to credit loss under these commitments by subjecting them to credit approval, review procedures, and collateral requirements as deemed necessary.

The off-balance sheet commitments were comprised of the following at June 30:

	2015	2014
Commitments to extend credit	$954,000	$3,136,000
Standby letters of credit	108,000	115,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial lines of credit and mortgage loan commitments. The Bank evaluates each customer’s creditworthiness on a case-by-case basis.

The amount of collateral obtained, as deemed necessary, is based upon management’s credit evaluation in compliance with the Bank’s lending policy guidelines.

Standby letters of credit obligate the Bank to disburse funds to a third party if the Bank’s customer fails to perform under the terms of the agreement with the beneficiary. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. The Bank holds collateral for these instruments, as deemed necessary, which are typically Bank deposit instruments or marketable securities.

10. FAIR VALUE OF INVESTMENT SECURITIES

The Bank uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. In accordance with the Fair Value Measurements topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This topic also establishes a three level hierarchy for the fair value measurements based upon the transparency of inputs to the valuation of an asset or liability.

Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In estimating the fair value of securities, where quoted prices are available in an active market, we classify the securities within level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds and exchange-traded equities. If quoted market prices are not available, we estimate fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes and credit spreads (level 2). Mortgage-backed securities are included in level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in level 3.

10. FAIR VALUE OF INVESTMENT SECURITIES - (continued)

Assets measured at fair value on a recurring basis consist of available for sale and held to maturity securities as of June 30 as follows:

	Fair Value of Investment Securities as of June 30, 2015
	Level 1	Level 2	Level 3	Total
U.S. Government and federal agencies	$—	$1,973,750	$—	$1,973,750
Asset back securities	—	1,165,111	—	1,165,111
Corporate bonds	—	1,281,848	—	1,281,848
Mortgage-backed	—	17,764,200	68,000	17,832,200
State and municipal	—	15,180,674	—	15,180,674
Taxable municipal	—	834,640	—	834,640
Total	$—	$38,200,223	$68,000	$38,268,223

	Fair Value of Investment Securities as of June 30, 2014
	Level 1	Level 2	Level 3	Total
U.S. Government and federal agencies	$—	$973,000	$—	$973,000
Asset back securities	—	768,243	—	768,243
Corporate bonds	—	1,235,742	—	1,235,742
Mortgage-backed	—	16,479,034	151,000	16,630,034
State and municipal	—	18,764,974	—	18,764,974
Taxable municipal	—	830,480	—	830,480
Total	$—	$39,051,473	$151,000	$39,202,473

The table below sets forth a summary of changes in the fair value of the Bank’s level 3 investments for the six months ended June 30, 2015 and 2014:

Fair value at December 31, 2013	$171,000
Gains included in other comprehensive income	4,000
Transfers in and/out of Level 3	(24,000)
Fair value at June 30, 2014	$151,000
Fair value at December 31, 2014	$141,000
Gains included in other comprehensive income	1,000
Transfers in and/out of Level 3	(74,000)
Fair value at June 30, 2015	$68,000

11. REGULATORY RESTRICTIONS

Cash and due from banks

The district Federal Reserve Bank requires the Bank to maintain certain average reserve balances. As of June 30, 2015 and 2014, the Bank had required reserves of $50,000, comprised of a depository amount held with the Federal Reserve Bank.

Dividends

The Bank is subject to a dividend restriction which generally limits the amount of dividends that can be paid by a national bank. The amount available for payment of dividends by the Bank in 2015, without approval of the Comptroller, is approximately $1,346,000.

11. REGULATORY RESTRICTIONS - (continued)

Capital requirements

The Corporation and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2015 and 2014, that the Corporation and Bank met all capital adequacy requirements to which they are subject.

As of June 30, 2015, the most recent notification from the Federal Deposit Insurance Corporation categorized the Corporation and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Corporation or Bank’s category. The Corporation and Bank’s actual capital amounts and ratios as of June 30, 2015 and 2014 are also presented in the table.

The following table reflects the Corporation and Bank’s capital ratios at June 30:

	2015		2014
	Amount	Ratio	Amount	Ratio
Total risk based capital:
Actual	$10,323,000	19.90%	$11,350,000	25.08%
Minimum capital requirement	4,150,000	8.00	3,620,000	8.00
To be well capitalized	5,187,000	10.00	4,526,000	10.00
Tier one risk based capital:
Actual	$9,774,000	18.84%	$10,784,000	23.83%
Minimum capital requirement	2,075,000	4.00	1,810,000	4.00
To be well capitalized	3,113,000	6.00	2,715,000	6.00
Tier one leveraged capital:
Actual	$9,774,000	10.03%	$10,784,000	11.45%
Minimum capital requirement	3,898,000	4.00	3,767,000	4.00
To be well capitalized	4,872,000	5.00	4,709,000	5.00

Independent Auditor’s Report

Board of Directors and Stockholders
FNBPA Bancorp, Inc.

We have audited the accompanying consolidated financial statements of FNBPA Bancorp, Inc. and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FNBPA Bancorp, Inc. and Subsidiary as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KRONICK KALADA BERDY & CO.

Kingston, Pennsylvania
February 6, 2015

FNBPA BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS
Cash and due from banks	$2,662,877	$2,205,474
Federal funds sold	1,570,000	1,482,000
Certificates of deposit in other banks	100,000	349,000
Investment securities available for sale	36,435,288	37,632,869
Investment securities held to maturity (market value of $1,016,657 and $1,812,504)	994,183	2,015,424
Equity securities at cost, substantially restricted	90,150	210,750
Total investment securities	37,519,621	39,859,043
Loans, net of unearned income	46,179,949	44,835,502
Less allowance for loan losses	562,231	572,275
Net loans	45,617,718	44,263,227
Premises and equipment	719,155	753,736
Accrued interest receivable	407,354	471,227
Foreclosed assets	171,780	219,169
Other assets	534,190	841,738
Total assets	$89,302,695	$90,444,614
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Noninterest-bearing demand	$19,101,192	$17,560,058
Interest-bearing:
Money market	13,911,178	13,673,900
Savings	17,119,326	16,009,523
Time	21,792,692	27,759,575
NOW	5,504,152	4,798,051
Total deposits	77,428,540	79,801,107
Accrued interest payable	11,470	17,258
Pension obligation	886,275	229,732
Other postretirement obligations	713,745	565,123
Other liabilities	32,000	30,929
Total liabilities	79,072,030	80,644,149
Stockholders' equity:
Common stock, par value $1.56; 262,352 shares authorized, issued and outstanding	409,925	409,925
Additional paid in capital	775,000	775,000
Retained earnings	9,854,401	9,513,537
Accumulated other comprehensive (loss) income:
Unrealized gain (loss) on securities	351,937	(274,936)
Employee benefit plans	(1,160,598)	(623,061)
Total stockholders' equity	10,230,665	9,800,465
Total liabilities and stockholders' equity	$89,302,695	$90,444,614

See notes to financial statements

FNBPA BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Interest and dividend income:
Loans	$2,426,101	$2,518,506
Federal funds sold	4,755	2,829
Certificates of deposit in other banks	2,626	2,899
Investment securities:
Taxable	473,816	528,906
Tax-exempt	557,944	586,874
Dividends	8,307	5,056
Total interest and dividend income	3,473,549	3,645,070
Interest expense:
Deposits	350,669	487,204
Borrowed funds	4	533
Total interest expense	350,673	487,737
Net interest income	3,122,876	3,157,333
Provision for loan losses	10,500	32,667
Net interest income after provision for loan losses	3,112,376	3,124,666
Non-interest income:
Service charges on deposit accounts	161,634	163,988
Gain on sale of investment securities	39,400	56,741
Other	209,969	209,802
Total non-interest income	411,003	430,531
Non-interest expense (refund):
Salaries and employee benefits	1,369,032	1,397,417
Occupancy and equipment	358,294	350,386
Professional fees	207,453	206,087
FDIC insurance	63,126	(152,921)
Shares tax	85,826	109,632
Other	571,886	533,372
Total non-interest expense, net	2,655,617	2,443,973
Income before income taxes	867,762	1,111,224
Income tax expense	94,017	165,760
Net income	773,745	945,464
Other comprehensive income (loss) net of income tax:
Unrealized gains (losses) on investment securities available for sale	652,877	(1,116,477)
Reclassification adjustment	(26,004)	(37,449)
Gains (loss) from defined benefit pension and other post retirement plans	(537,536)	568,546
Other comprehensive income (loss)	89,337	(585,380)
Total comprehensive income	$863,082	$360,084
Net income per share	$2.95	$3.60
Average shares outstanding	262,352	262,352

See notes to financial statements

FNBPA BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance, December 31, 2012	$409,925	$775,000	$8,974,719	$(312,617)	$9,847,027
Net income			945,464		945,464
Other comprehensive loss				(585,380)	(585,380)
Dividends declared ($1.55) per share			(406,646)		(406,646)
Balance, December 31, 2013	409,925	775,000	9,513,537	(897,997)	9,800,465
Net income			773,745		773,745
Other comprehensive income				89,336	89,336
Dividends declared ($1.65) per share			(432,881)		(432,881)
Balance, December 31, 2014	$409,925	$775,000	$9,854,401	$(808,661)	$10,230,665

See notes to financial statements

FNBPA BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Operating activities
Net income	$773,745	$945,464
Adjustments:
Provision for loan losses	10,500	32,667
Depreciation, amortization and accretion	333,062	426,073
Gain on sale of investments	(39,400)	(56,741)
Gain (loss) on sale of foreclosed assets	(26,528)	39,968
Change in:
Deferred income taxes	17,573	273,718
Accrued interest receivable	63,873	40,361
Accrued interest payable	(5,788)	(10,915)
Pension	(9,284)	(866,598)
Other, net	253,881	(38,910)
Net cash provided by operating activities	1,371,634	785,087
Investing activities
Decrease in certificates of deposit in other banks, net	249,000	—
Investment securities available for sale:
Proceeds from maturities and repayments	6,275,114	10,205,002
Purchases	(4,298,838)	(8,537,638)
Investment securities held to maturity:
Proceeds from sales, maturities and repayments	1,014,324	33,312
Purchases	—	(1,963,083)
Redemption of equity securities	120,600	391,100
(Increase) decrease in loans, net	(1,560,531)	1,734,244
Purchase of premises and equipment	(75,893)	(170,097)
Proceeds from sale of foreclosed assets	255,441	146,666
Net cash provided by investing activities	1,979,217	1,839,506
Financing activities
Net decrease in deposits	(2,372,567)	(5,560,320)
Cash dividends paid	(432,881)	(406,646)
Net cash used by financing activities	(2,805,448)	(5,966,966)
Increase (decrease) in cash and cash equivalents	545,403	(3,342,373)
Cash and cash equivalents at beginning of year	3,687,474	7,029,847
Cash and cash equivalents at end of year	$4,232,877	$3,687,474
Supplemental disclosure
Cash paid during the year for:
Interest on deposits and borrowings	$356,461	$498,652
Non cash items:
Transfers of loans to foreclosed assets	$195,540	$255,732
Unrealized gain (loss) on securities available for sale, net of deferred income taxes	$626,873	$(1,153,925)
Unrecognized gain (loss) for pension and other postretirement plans, net of deferred income taxes	$(537,536)	$568,546

See notes to financial statements

1. OPERATIONS, PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations, basis of presentation and principles of consolidation

The consolidated financial statements include the accounts of FNBPA Bancorp, Inc. (the Corporation) and its wholly-owned subsidiary, The First National Bank of Port Allegany (the Bank). All significant intercompany balances and transactions have been eliminated in consolidation. The Corporation was established in October 2009 and is a non-operating holding company. The Bank is a federally-chartered bank located in Port Allegany, Pennsylvania. The Bank’s principal sources of revenue emanate from its portfolio of residential and commercial real estate mortgages and commercial and consumer loans provided to its customers through three locations as well as interest earnings on investments. The Bank is supervised by the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency.

The accounting principles followed by the Corporation and Bank and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practice within the banking industry.

Significant estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from these estimates, making it reasonably possible that a change in these estimates could occur in the near term.

Certificates of deposit in other banks

Interest-bearing deposits in banks mature within one year and are carried at cost.

Investment securities

Investments are classified at the time of purchase as held to maturity or available for sale. Held to maturity securities are stated at amortized cost; available for sale securities are stated at fair value with unrealized gains and losses, net of tax reported as a separate component of stockholders’ equity. Available for sale securities serve principally as a source of liquidity. Investment classifications are reassessed at each reporting date. Investments are adjusted for amortization of premiums and accretion of discounts which are computed using the level yield method and recognized as an adjustment of interest income. Investment securities are also reviewed at each reporting date for other-than-temporary impairment. Such impairment is not recognized if (a) the Bank does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery unless there is a credit loss. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses, except noncredit losses on held to maturity securities are reported in other comprehensive income.

For held to maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. This guidance related to noncredit losses did not significantly affect the financial statements.

Realized security gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their principal amount net of unearned income and the allowance for loan losses. Nonrefundable loan fees and certain direct costs are deferred and amortized over the life of the loans using the interest method. The amortization is reflected as an interest yield adjustment and the deferred portion of the net fees and costs is reflected as part of the loan balance.

1. OPERATIONS, PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in the process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off in whole or in part at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses

The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. It is established through a provision for loan losses charged to operations. The provision for loan losses is based on management’s periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are susceptible to changes in the near term.

Impaired loans are loans for which, based on current information and events, it is probable the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement.

The Bank individually evaluates such loans for impairment.

Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment is determined by the difference between the fair value of the collateral and the recorded amount of the loans.

Mortgage loans on one-to-four family properties and all consumer loans, exclusive of loans individually evaluated for impairment, are large groups of smaller-balance homogeneous loans and are measured for impairment collectively.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Foreclosed assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Expenses from operations are included in other expense.

Trust assets and income

Assets held by the Bank in a fiduciary or agency capacity for its customers are not included in the accompanying financial statements since such items are not assets of the Bank. In accordance with banking industry practice, Trust Department income is recognized on the cash basis and is not materially different than if it was reported on the accrual basis.

Income taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Bank’s open tax years are 2011 – 2014.

1. OPERATIONS, PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Earnings per share

The Corporation currently maintains a simple capital structure; therefore, there are no dilutive effects on earnings per share. As such, earnings per share are calculated using the weighted-average number of shares outstanding for the periods.

Cash flow information

The Bank has defined cash and cash equivalents as those amounts included in the balance sheet captions cash and due from banks and federal funds sold.

Comprehensive loss

The Bank’s other comprehensive loss is comprised exclusively of the net unrealized gains and losses attributable to the investment securities available for sale and to the unrecognized loss for pension and other postretirement benefits.

The components of other comprehensive loss and related tax effects for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
Unrealized gains (losses) on investment securities available for sale	$989,207	$(1,694,854)
Reclassification adjustment	(39,400)	(56,741)
Defined benefit pension and other post retirement plans
Unexpected return adjustment	(187,928)	135,452
Actuarial changes	(696,580)	592,179
Amortization of prior service costs	14,192	18,939
Amortization of transaction obligation	8,606	8,602
Deferred actuarial gain	47,261	106,262
Change in accumulated other comprehensive loss before tax effect	135,358	(890,161)
Tax effect	(46,022)	304,781
Net change in accumulated other comprehensive loss	$89,336	$(585,380)

The components of accumulated other comprehensive loss, included in stockholders’ equity at December 31, 2014 and 2013 are as follows:

	2014	2013
Net unrealized gains (losses) on investment securities available for sale	$351,937	$(274,936)
Employee benefit plans	(1,160,598)	(623,061)
	$(808,661)	$(897,997)

2. INVESTMENT SECURITIES

The amortized cost and fair values of investment securities available for sale at December 31 are as follows:

	2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and federal agencies	$2,243,389	$9,819	$(18,481)	$2,234,727
Asset-backed	1,317,731	1,973	(5,415)	1,314,289
Corporate bonds	724,493	41,416	—	765,909
Mortgage-backed	15,816,542	374,370	(72,687)	16,118,225
State and municipal	15,010,500	225,066	(75,796)	15,159,770
Taxable municipal	789,393	52,975	—	842,368
Total	$35,902,048	$705,619	$(172,379)	$36,435,288

	2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and federal agencies	$500,000	$—	$(30,750)	$469,250
Asset-backed	798,752	—	(29,731)	769,021
Corporate bonds	1,202,640	31,674	(2,116)	1,232,198
Mortgage-backed	17,644,022	328,002	(144,783)	17,827,241
State and municipal	17,112,004	178,425	(763,000)	16,527,429
Taxable municipal	797,177	26,386	(15,833)	807,730
Total	$38,054,595	$564,487	$(986,213)	$37,632,869

The amortized cost and fair values of investment securities held to maturity at December 31 are as follows:

	2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed	$47,248	$2,733	$—	$49,981
State and municipal	946,935	30,754	(11,013)	966,676
Total	$994,183	$33,487	$(11,013)	$1,016,657

	2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed	$54,846	$1,805	$—	$56,651
State and municipal	1,960,578	—	(204,725)	1,755,853
Total	$2,015,424	$1,805	$(204,725)	$1,812,504

For the years ended December 31, 2014 and 2013, proceeds from sales of securities available for sale amounted to $1,500,000 and $2,150,000, respectively. Proceeds from sales of securities held to maturity amounted to $1,007,000 in 2014. For the years ended December 31, 2014 and 2013, net realized gains amounted to $39,400 and $56,741, respectively.

2. INVESTMENT SECURITIES - (continued)

The amortized cost and fair values of available for sale and held to maturity debt securities at December 31, 2014, by contractual maturity, are shown below:

	Available for Sale		Held to Maturity
	Amortized cost	Fair value	Amortized cost	Fair value
Within 1 year	$292,278	$295,278	$—	$—
After 1 year through 5 years	3,266,912	3,322,108	—	—
After 5 years through 10 years	7,601,729	7,669,109	259,188	252,463
Over 10 years	24,741,129	25,148,793	734,995	764,194
	$35,902,048	$36,435,288	$994,183	$1,016,657

Investment securities with an amortized cost of $14,292,501 and $15,047,727 and fair values of $14,488,001 and $14,730,480 at December 31, 2014 and 2013, respectively, were pledged to secure public deposits and other purposes as required by law.

Information pertaining to securities with gross unrealized losses at December 31, 2014, is as follows:

	Less than Twelve Months		Twelve Months or Longer
	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value
Securities available for sale:
U.S. Government and federal agencies	$(4,381)	$488,400	$(14,100)	$485,900
Asset backed securties	(4,461)	573,673	(954)	333,036
Mortgage-backed	(2,569)	495,904	(70,118)	5,281,587
State and municipal	—	—	(75,796)	4,077,691
Securities held to maturity:
State and municipal	—	—	(11,013)	598,158
Total	$(11,411)	$1,557,977	$(171,981)	$10,776,372

Information pertaining to securities with gross unrealized losses at December 31, 2013, is as follows:

	Less than Twelve Months		Twelve Months or Longer
	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value
Securities available for sale:
U.S. Government and federal agencies	$—	$—	$(30,750)	$469,250
Asset backed securities	(29,731)	769,022	—	—
Corporate	(2,116)	496,953	—	—
Mortgage-backed	(104,263)	5,831,100	(40,520)	2,570,673
State and municipal	(574,988)	7,329,215	(188,012)	1,405,574
Taxable municipal	—	—	(15,833)	273,695
Securities held to maturity:
State and municipal	(204,725)	1,755,853	—	—
Total	$(915,823)	$16,182,143	$(275,115)	$4,719,192

At December 31, 2014, two federal agency securities have unrealized losses with aggregate depreciation of 2% from the Bank’s amortized cost basis. The contractual term of those investments does not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Bank does not intend on selling these investments prior to recovery and it is more likely than not that the Bank will not

2. INVESTMENT SECURITIES - (continued)

be required to sell these investments before recovery of its amortized cost, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2014.

At December 31, 2014, twenty-three mortgage-backed have unrealized losses with aggregate depreciation of 1% from the Bank’s amortized cost basis. The Bank purchased those investments at a discount relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Bank’s investment. Because the Bank does not intend on selling these investments prior to recovery and it is more likely than not that the Bank will not be required to sell these investments before recovery of their amortized cost, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2014.

At December 31, 2014, thirteen state and municipal agencies have unrealized losses with aggregate depreciation of 2% from the Bank’s amortized cost basis. The contractual terms of those investments do not permit the issuers to settle the securities at a price less than the amortized cost of the investment. Because the Bank does not intend on selling these investments prior to recovery and it is more likely than not that the Bank will not be required to sell these investments before recovery of their amortized cost, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2014.

At December 31, 2014, two asset backed securities have unrealized losses with aggregate depreciation of less than 1% from the Bank’s amortized cost basis. The contractual terms of those investments does not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Bank does not intend on selling these investments prior to recovery and it is more likely than not that the Bank will not be required to sell this investment before recovery of its amortized cost, which may be maturity, the Bank does not consider this investment to be other-than-temporarily impaired at December 31, 2014.

Restricted equity investment securities of the Federal Home Loan Bank of Pittsburgh (“FHLB-PHG”) are carried at cost.

3. LOANS AND ALLOWANCE FOR LOAN LOSSES

The Bank’s primary business activity is with customers located within its local trade area. Although the Bank has a diversified loan portfolio, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area. Substantially all loans are secured by real estate or automobiles. The Bank has experienced minimal difficulty in accessing collateral when required.

Major classifications of loans are summarized as follows:

	2014	2013
Real estate – mortgage
Residential	$31,486,594	$30,984,501
Commercial	8,833,164	8,436,090
Commercial, industrial and municipal loans	2,150,849	1,421,223
Consumer loans	3,917,181	4,208,906
	46,387,788	45,050,720
Less unearned income	207,839	215,218
	46,179,949	44,835,502
Less allowance for loan losses	562,231	572,275
Net loans	$45,617,718	$44,263,227

Loans outstanding to directors, executive officers, principal stockholders or to their affiliates totaled $1,268,000 and $1,170,000 at December 31, 2014 and 2013, respectively. These loans are made during the ordinary course of business at the Bank’s normal credit terms. The Bank has an employee loan program that

3. LOANS AND ALLOWANCE FOR LOAN LOSSES - (continued)

provides employees with a reduced rate on borrowings of up to a half point reduction based on the employee’s credit score. There were no related party loans that were classified as non-accrual, past due, restructured or considered a potential credit risk at December 31, 2014 and 2013.

The allowance for loan losses is general in nature and is available to absorb losses from any loan type despite the analysis below. The following presents by class the activity in the allowance for loan losses:

	Real Estate	Commercial	Consumer	Unallocated	Total
Balance at December 31, 2013	$508,838	$20,356	$43,106	$(25)	$572,275
Charge-offs	(22,869)	—	(14,126)	—	(36,995)
Recoveries	—	—	16,451	—	16,451
Provision	(11,083)	6,314	(1,952)	17,221	10,500
Balance at December 31, 2014	$474,886	$26,670	$43,479	$17,196	$562,231

The following table presents the classes of the loan portfolio summarized by the Bank’s internal risk rating system as of December 31, 2014:

	Pass	Watch List	Substandard	Loss	Total
Commercial	$2,150,849	$—	$—	$—	$2,150,849
Real estate	37,164,131	845,294	2,310,333	—	40,319,758
Consumer	3,847,134	42,178	19,516	8,353	3,917,181
Total	$43,162,114	$887,472	$2,329,849	$8,353	$46,387,788

The following table summarizes information in regards to the Bank’s watch list by loan portfolio class as of December 31, 2014:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With no related allowance recorded:
Real estate	$2,735,643	$2,735,643
Consumer	61,694	61,694
Total	2,797,337	2,797,337
With an allowance recorded:
Real estate	419,984	419,984	$32,209	$407,896
Consumer	8,353	8,353	8,352	2,088
	428,337	428,337	40,561	409,984
Total:
Real estate	3,155,627	3,155,627	32,209	407,896
Consumer	70,047	70,047	8,352	2,088
Total	$3,225,674	$3,225,674	$40,561	$409,984

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due.

3. LOANS AND ALLOWANCE FOR LOAN LOSSES - (continued)

The following table provides the ending balances of the allowance for loan losses and loans by loan portfolio class as of December 31, 2014:

	Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses:
Ending balance: individually evaluated for impairment	$194,291	$1,710	$13,591	$—	$209,592
Ending balance: collectively evaluated for impairment	280,595	24,960	29,888	17,196	352,639
Ending balance	$474,886	$26,670	$43,479	$17,196	$562,231
Loans receivable:
Ending balance: individually evaluated for impairment	$3,155,624	$34,191	$88,814		$3,278,629
Ending balance: collectively evaluated for impairment	37,164,134	2,116,658	3,828,367		43,109,159
Ending balance	$40,319,758	$2,150,849	$3,917,181		$46,387,788

The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2014:

	30 – 89 Days	Greater than 89 Days	Total Past Due	Current	Total Loans Receivable	Loans Receivable Greater than 90 Days and Accruing
Commercial	$—	$—	$—	$2,150,849	$2,150,849	$—
Real estate	1,028,916	570,534	1,599,450	38,720,308	40,319,758	—
Consumer	199,709	131,778	331,487	3,585,694	3,917,181	$8,772
Total	$1,228,625	$702,312	$1,930,937	$44,456,851	$46,387,788	$8,772

At December 31, 2014, the Bank’s non-accrual loans of approximately $841,000 were comprised of real estate loans.

4. PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

	2014	2013
Land	$100,892	$100,892
Buildings and improvements	1,264,790	1,260,980
Furniture, fixtures and equipment	1,684,236	1,612,151
	3,049,918	2,974,023
Less accumulated depreciation	2,330,763	2,220,287
Total	$719,155	$753,736

Depreciation expense for 2014 and 2013 was $110,000 and $107,000, respectively.

5. Deposits

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $9,815,000 and $12,970,000 at December 31, 2014 and 2013, respectively.

The scheduled maturities of time deposits at December 31, 2014 are as follows:

2015	$10,241,692
2016	3,794,872
2017	2,493,669
2018	3,447,868
2019	1,814,591
$21,792,692

The Bank accepts deposits of its directors, executive officers, principal stockholders or their affiliates on the same terms and at the prevailing interest rates offered at the time of deposit for comparable transactions with unrelated parties. The amount of related party deposits totaled $797,000 and $865,000 at December 31, 2014 and 2013, respectively.

6. Income taxes

The expense for income taxes consists of:

	2014	2013
Current income taxes	$76,444	$(107,958)
Deferred income taxes	17,573	273,718
Total	$94,017	$165,760

The difference between the federal statutory rate and the Corporation’s effective income tax rate for the years ended December 31, 2014 and 2013 is primarily due to tax-exempt income.

The tax effects of deductible and taxable temporary differences that give rise to deferred tax assets and liabilities at December 31 are as follows:

	2014	2013
Deferred tax assets:
Allowance for loan losses	$127,164	$130,579
Loans	67,517	73,683
Pension and postretirement benefit cost	544,008	270,251
Other	18,348	15,591
Net unrealized loss on investment securities	—	144,857
Total gross deferred tax assets	757,037	634,961
Deferred tax liabilities:
Premises and equipment	58,192	60,018
Prepaid expenses	37,965	28,177
Net unrealized gain on investment securities	181,302	—
Total gross deferred tax liabilities	277,459	88,195
Net deferred tax asset (included in other assets)	$479,578	$546,766

6. Income taxes - (continued)

The Bank has determined that the establishment of a valuation reserve for the deferred tax assets is not required, since it is more likely than not that the net deferred tax assets could be principally realized through future reversals of existing taxable temporary differences, or to a lesser extent, through future taxable income. Banks in Pennsylvania are not subject to state or local income taxes; however, they pay a tax on capital. This tax is included in non-interest expenses.

7. SHORT-TERM BORROWINGS

The Bank has a borrowing capacity of approximately $12,411,700 at December 31, 2014. The arrangement is subject to annual renewal and typically incurs no service charges when loans are outstanding. When loans are outstanding, FHLB-PHG short-term borrowings are secured by certain qualifying assets of the Bank which consist principally of first mortgage loans.

8. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Bank sponsors a noncontributory defined benefit pension plan and a postretirement health and life insurance benefit plan covering substantially all employees. The defined benefit pension plan calls for benefits to be paid to eligible employees beginning at retirement based primarily upon years of service with the Bank and compensation rates near retirement. The postretirement plan provided for health insurance benefits for employees and retirees up until the age of 65 and certain life insurance benefits. The Bank’s funding policy is to make the minimum annual contributions as needed based upon the funding formula developed by the plans’ actuary, except that in 2013 the Bank made an additional contribution of $1,000,000.

The following tables provide further information about the plans:

Obligations and Funded Status

	Pension Benefits		Postretirement Benefits
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Benefit obligation	$4,930,025	$4,208,565	$713,745	$565,123
Plan assets at fair value	4,043,750	3,978,833	—	—
Funded status	$(886,275)	$(229,732)	$(713,745)	$(565,123)
Accumulated benefit obligation	$4,629,355	$3,925,994	$713,745	$565,123
Employer contributions	120,000	1,050,000	3,029	2,668
Benefits paid	146,150	142,253	3,029	2,668
Amounts recognized in the consolidated balance sheets consist of:
Current liabilities	$—	$—	$3,029	$2,668
Noncurrent liabilities	886,275	229,732	710,716	562,455
Amounts recognized in accumulated other comprehensive loss consist of:
Net loss (gain)	$1,925,173	$1,210,137	$(185,898)	$(308,109)
Transition obligation	—	—	—	8,606
Prior service cost	19,206	33,398	—	—
	$1,944,379	$1,243,535	$(185,898)	$(299,503)

8. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS - (continued)

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss):

	Pension Benefits		Postretirement Benefits
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Net gain (loss)	$715,036	$(712,892)	$122,211	$(121,001)
Amortization of transition obligation	—	—	(8,606)	(8,602)
Amortization of prior service cost	(14,192)	(18,939)	—	—
Total recognized in comprehensive loss	700,844	(731,831)	113,605	(129,603)
Net periodic benefit expense	75,699	176,773	38,046	56,295
Total recognized in net periodic benefit expense and comprehensive loss	$776,543	$(555,058)	$151,651	$(73,308)

The estimated net loss and prior service cost that will be amortized from accumulated other comprehensive loss into net periodic benefit expense for the defined benefit pension plan and postretirement benefits plan combined in 2015 are $113,473 and $14,192, respectively.

The following assumptions were used in accounting for the plans:

	Pension Benefits		Postretirement Benefits
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Weighted-average assumptions used to determine benefit obligations at end of period:
Discount rate	3.74%	4.68%	3.74%	4.68%
Rate of compensation increase	2.00%	2.00%	2.00%	3.00%
Health care trend rate			5.00%	5.00%
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	4.68%	3.75%	4.68%	3.75%
Expected long-term return on plan assets	7.00%	8.00%
Rate of compensation increase	2.00%	2.00%	2.00%	3.00%
Health care trend rate			5.00%	5.00%

The Bank’s expected rate of return on plan assets is determined by the plan assets’ historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.

Plan fiduciaries set investment policies and strategies for the pension plan. The investment strategy is to achieve a mix of 60% equities for long-term growth and 40% fixed income to provide an income stream for pension payouts. The equity allocation has a blend of aggressive growth, growth, growth and income and income funds. Long-term strategic investment objectives include preserving the funded status of the trust and balancing risk and return. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, commissioning periodic asset-liability studies, setting long-term strategic targets and monitoring asset allocations.

8. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS - (continued)

Assets measured at fair value on a recurring basis consist of mutual funds as of December 31 as follows:

	Fair Value of Plan Assets as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Aggressive Growth	$1,066,516	$—	$—	$1,066,516
Growth	817,507	—	—	817,507
Growth and income	1,302,556	—	—	1,302,556
Income	857,171	—	—	857,171
Total	$4,043,750	$—	$—	$4,043,750

	Fair Value of Plan Assets as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Aggressive Growth	$1,024,318	$—	$—	$1,024,318
Growth	667,826	—	—	667,826
Growth and income	1,376,793	—	—	1,376,793
Income	909,896	—	—	909,896
Total	$3,978,833	$—	$—	$3,978,833

No plan assets are expected to be returned to the Bank during 2015.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2015	$135,000
2016	208,000
2017	200,000
2018	191,000
2019	245,000
Years 2020 – 2024	1,391,000
Total	$2,370,000

In addition to providing pension benefits, the Bank provides certain health care and life insurance benefits for retired employees. Substantially all of the Bank’s employees may become eligible for those benefits if they reach normal retirement age while working for the Bank. Those and similar benefits for active employees are provided through insurance companies whose premiums are based on the benefits paid during the year.

For those employees not participating in the defined benefit plans, the Bank has a discretionary employer 401(k) contribution plan. For 2014 and 2013, this contribution was $17,287 and $16,301, respectively.

9. COMMITMENTS

In the normal course of business, the Bank makes various commitments which are not reflected in the accompanying financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Bank’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. Losses, if any, are charged to the allowance for loan losses. The Bank minimizes its exposure to credit loss under these commitments by subjecting them to credit approval, review procedures, and collateral requirements as deemed necessary.

The off-balance sheet commitments were comprised of the following:

	2014	2013
Commitments to extend credit	$3,115,000	$1,930,000
Standby letters of credit	108,000	136,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial lines of credit and mortgage loan commitments. The Bank evaluates each customer’s creditworthiness on a case-by-case basis.

The amount of collateral obtained, as deemed necessary, is based upon management’s credit evaluation in compliance with the Bank’s lending policy guidelines.

Standby letters of credit obligate the Bank to disburse funds to a third party if the Bank’s customer fails to perform under the terms of the agreement with the beneficiary. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. The Bank holds collateral for these instruments, as deemed necessary, which are typically Bank deposit instruments or marketable securities.

10. FAIR VALUE OF INVESTMENT SECURITIES

The Bank uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. In accordance with the Fair Value Measurements topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This topic also establishes a three level hierarchy for the fair value measurements based upon the transparency of inputs to the valuation of an asset or liability.

Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In estimating the fair value of securities, where quoted prices are available in an active market, we classify the securities within level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds and exchange-traded equities. If quoted market prices are not available, we estimate fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes and credit spreads (level 2). Mortgage-backed securities are included in level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in level 3.

10. FAIR VALUE OF INVESTMENT SECURITIES - (continued)

Assets measured at fair value on a recurring basis consist of available for sale and held to maturity securities as of December 31 as follows:

	Fair Value of Investment Securities as of December 31, 2014
	Level 1	Level 2	Level 3	Total
U.S. Government and federal agencies	$—	$2,234,727	$—	$2,234,727
Asset back securities	—	1,314,289	—	1,314,289
Corporate bonds	—	765,909	—	765,909
Mortgage-backed	—	16,027,206	141,000	16,168,206
State and municipal	—	16,126,446	—	16,126,446
Taxable municipal	—	842,368	—	842,368
Total	$—	$37,310,945	$141,000	$37,451,945

	Fair Value of Investment Securities as of December 31, 2013
	Level 1	Level 2	Level 3	Total
U.S. Government and federal agencies	$—	$469,250	$—	$469,250
Asset back securities	—	769,021	—	769,021
Corporate bonds	—	1,232,198	—	1,232,198
Mortgage-backed	—	17,712,892	171,000	17,883,892
State and municipal	—	18,283,282	—	18,283,282
Taxable municipal	—	807,730	—	807,730
Total	$—	$39,274,373	$171,000	$39,445,373

The table below sets forth a summary of changes in the fair value of the Bank’s level 3 investments for the years ended December 31, 2014 and 2013:

Fair value at December 31, 2012	$472,000
Losses included in other comprehensive income	(55,000)
Transfers in and/out of Level 3	(230,000)
Sales	(16,000)
Fair value at December 31, 2013	171,000
Gains included in other comprehensive income	5,000
Transfers in and/out of Level 3	(34,000)
Sales	(1,000)
Fair value at December 31, 2014	$141,000

11. REGULATORY RESTRICTIONS

Cash and due from banks

The district Federal Reserve Bank requires the Bank to maintain certain average reserve balances. As of December 31, 2014 and 2013, the Bank had required reserves of $50,000, comprised of a depository amount held with the Federal Reserve Bank.

Dividends

The Bank is subject to a dividend restriction which generally limits the amount of dividends that can be paid by a national bank. The amount available for payment of dividends by the Bank in 2014, without approval of the Comptroller, is approximately $1,212,000.

11. REGULATORY RESTRICTIONS - (continued)

Capital requirements

The Corporation and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2014 and 2013, that the Corporation and Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2014, the most recent notification from the Federal Deposit Insurance Corporation categorized the Corporation and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Corporation or Bank’s category. The Corporation and Bank’s actual capital amounts and ratios as of December 31, 2014 and 2013 are also presented in the table.

The following table reflects the Corporation and Bank’s capital ratios at December 31:

	2014		2013
	Amount	Ratio	Amount	Ratio
Total risk based capital:
Actual	$11,432,000	25.44%	$11,126,000	24.96%
Minimum capital requirement	3,595,000	8.00	3,566,000	8.00
To be well capitalized	4,494,000	10.00	4,457,000	10.00
Tier one risk based capital:
Actual	$10,870,000	24.19%	$10,551,000	23.67%
Minimum capital requirement	1,797,000	4.00	1,783,000	4.00
To be well capitalized	2,696,000	6.00	3,675,000	6.00
Tier one leveraged capital:
Actual	$10,870,000	11.57%	$10,551,000	11.14%
Minimum capital requirement	3,758,000	4.00	3,788,000	4.00
To be well capitalized	4,697,000	5.00	4,736,000	5.00

12. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 6, 2015, which is the date the financial statements were available for issue.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

JUNIATA VALLEY FINANCIAL CORP.

AND

FNBPA BANCORP, INC.

June 26, 2015

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Exhibit A	Form of FNBPA Voting Agreement
Exhibit B	Form of Bank Plan of Merger
Exhibit C	Form of Employment Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 26, 2015, is made between Juniata Valley Financial Corp., a Pennsylvania corporation (“Juniata”), and FNBPA Bancorp, Inc., a Pennsylvania corporation (“FNBPA”).

BACKGROUND

The Board of Directors of each of Juniata and FNBPA (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and (ii) has approved this Agreement. In accordance with the terms of this Agreement, FNBPA will merge with and into Juniata (the “Merger”), and immediately thereafter First National Bank of Port Allegany, a national banking association and wholly-owned subsidiary of FNBPA (“FNB Port Allegany”), will be merged with and into The Juniata Valley Bank, a Pennsylvania-chartered bank and wholly-owned subsidiary of Juniata (“JVB”).

At or prior to the execution and delivery of this Agreement, each of the directors of FNBPA has executed a letter agreement in favor of Juniata, in the form attached hereto as Exhibit A, dated as of the date hereof (the “FNBPA Affiliate Letter”), pursuant to which each such person has agreed, among other things, to vote all shares of FNBPA Common Stock owned by such Person, as defined in Article I, Section 1.1, in favor of the approval of this Agreement and the transactions contemplated hereby.

The parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, as defined in Section 1.1.

The parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.1. Certain Definitions.

As used in this Agreement, the following terms have the following meanings (unless the context otherwise requires, references to Articles and Sections refer to Articles and Sections of this Agreement). Accounting terms used in this Agreement without definition shall have the meanings given to such terms in accordance with GAAP.

“Affiliate” means any Person who, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Agreement” means this agreement, together with the Exhibits, the Disclosure Schedules and any amendments hereto.

“Articles of Merger” shall mean the articles of merger to be executed by Juniata and FNBPA and filed with the PDS in accordance with the laws of the Commonwealth of Pennsylvania.

“Bank Merger” shall mean the merger of FNB Port Allegany with and into JVB, with JVB as the surviving institution, as contemplated by Section 2.7.

“Bank Plan of Merger” shall have the meaning set forth in Section 2.7.

“Bank Regulator” shall mean any federal or state banking regulator, including but not limited to the FRB, the FDIC, the OCC and the PDB, that regulates JVB or FNB Port Allegany, or any of their respective holding companies or subsidiaries, as the case may be.

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“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Certificate” shall mean certificates evidencing shares of FNBPA Common Stock.

“Closing” shall have the meaning set forth in Section 2.2(a).

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations promulgated thereunder.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Confidentiality Agreement” shall mean the confidentiality agreement referred to in Section 11.1 of this Agreement.

“Conversion Ratio” shall have the meaning set forth in Section 3.1(b).

“Disclosure Schedule” shall mean each of the written disclosure schedules delivered by FNBPA to Juniata, and by Juniata to FNBPA, in each case specifically referring to the appropriate section of this Agreement.

“Dissenting Shares” shall have the meaning set forth in Section 3.9.

“Effective Time” shall have the meaning set forth in Section 2.2 hereof.

“Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any applicable Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Laws includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended; the Resource Conservation and Recovery Act, as amended; the Clean Air Act, as amended; the Federal Water Pollution Control Act, as amended; the Toxic Substances Control Act, as amended; the Emergency Planning and Community Right to Know Act, the Safe Drinking Water Act; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” shall have the meaning set forth in Section 4.12(c).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean a bank or trust company or other agent designated by Juniata, and reasonably acceptable to FNBPA, which shall act as agent for Juniata in connection with the exchange procedures for exchanging certificates for shares of FNBPA Common Stock for either certificates for shares of Juniata Common Stock or cash as provided in Article III.

“FDIA” shall mean the Federal Deposit Insurance Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“FHLB” shall mean the Federal Home Loan Bank of Pittsburgh.

“FNBPA” shall mean FNBPA Bancorp, Inc., a Pennsylvania corporation, with its principal offices located at 64 Main Street, Port Allegany, PA 16743. References to FNBPA shall mean FNBPA on a consolidated basis unless the context clearly indicates otherwise.

2

“FNBPA Acquisition Proposal” shall have the meaning set forth in Section 6.10.

“FNBPA Acquisition Transaction” shall have the meaning set forth in Section 6.10.

“FNBPA Affiliate Letters” shall have the meaning set forth in the Recitals.

“FNBPA Benefit Plan” shall have the meaning set forth in Section 4.12(a).

“FNBPA Common Stock” shall mean the common stock, no par value, of FNBPA.

“FNBPA Financial Statements” shall mean (i) the audited consolidated financial statements of FNBPA as of December 31, 2014, and for the two years ended December 31, 2014, including the notes thereto, and (ii) the unaudited interim consolidated financial statements of FNBPA as of the end of each calendar quarter following December 31, 2014 and for the periods then ended, including the notes thereto.

“FNBPA Material Contracts” shall have the meaning set forth in Section 4.8(c).

“FNBPA Option” shall mean an option to purchase shares of FNBPA Common Stock issued by FNBPA and as set forth on Schedule 4.2(a).

“FNBPA Recommendation” shall have the meaning set forth in Section 8.1.

“FNBPA Regulatory Agreement” shall have the meaning set forth in Section 4.11(c).

“FNBPA Regulatory Reports” means the Call Reports of FNB Port Allegany and accompanying schedules, as filed with the OCC, for each calendar quarter beginning with the quarter ended December 31, 2014, through the Closing Date, and all reports filed with the PDB, FRB or OCC by FNBPA or FNB Port Allegany from December 31, 2014 through the Closing Date.

“FNBPA Shareholders’ Meeting” shall have the meaning set forth in Section 8.1.

“FNBPA Subsidiary” means any corporation, partnership, limited liability company or other entity of which more than 20% of the outstanding capital stock or partnership, membership or other equity interests is owned, either directly or indirectly, by FNBPA or FNB Port Allegany, except any corporation, partnership, limited liability company, or other entity the stock, partnership, membership or other equity interests of which is held in the ordinary course of the lending activities of FNB Port Allegany.

“FNBPA Warrant” shall mean a warrant to purchase shares of FNBPA Common Stock issued by FNBPA and as set forth in Schedule 4.2(a).

“FNB Port Allegany” shall mean First National Bank of Port Allegany, a national banking association, with its principal offices located at 64 Main Street, Port Allegany, PA 16743, which is a wholly owned subsidiary of FNBPA.

“FRB” shall mean the Board of Governors of the Federal Reserve System and, where appropriate, the Federal Reserve Bank of Philadelphia.

“GAAP” shall mean the current accounting principles generally accepted in the United States of America, consistently applied with prior practice.

“Governmental Entity” shall mean any federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“IRS” shall mean the United States Internal Revenue Service.

“Juniata” shall mean Juniata Valley Financial Corp., a Pennsylvania corporation, with its principal executive offices located at Bridge and Main Streets, Mifflintown, Pennsylvania. References to Juniata shall mean Juniata on a consolidated basis unless the context clearly indicates otherwise.

“JVB” shall mean The Juniata Valley Bank, a Pennsylvania-chartered bank, with its principal offices located at Bridge and Main Streets, Mifflintown, Pennsylvania, which is a wholly owned subsidiary of Juniata.

“Juniata Benefit Plans” shall have the meaning set forth in Section 5.12(a).

“Juniata Common Stock” shall mean the common stock, par value $1.00 per share, of Juniata.

3

“Juniata Financial Statements” shall mean (i) the audited consolidated financial statements of Juniata as of December 31, 2014, and for the three years ended December 31, 2014, including the notes thereto, and (ii) the unaudited interim consolidated financial statements of Juniata as of the end of each calendar quarter following December 31, 2014 and for the periods then ended, including the notes thereto.

“Juniata Material Contracts” shall have the meaning set forth in Section 5.8(c).

“Juniata Option” means the options to purchase shares of Juniata Common Stock described on Schedule 5.2(a).

“Juniata Preferred Stock” shall have the meaning set forth in Section 5.2(a).

“Juniata Regulatory Agreement” shall have the meaning set forth in Section 5.11.

“Juniata Regulatory Reports” means the Call Reports of JVB and accompanying schedules, as filed with the FDIC, for each calendar quarter beginning with the quarter ended December 31, 2014, through the Closing Date, and all reports filed with the PDB or FRB by Juniata or JVB from December 31, 2014 through the Closing Date.

“Juniata Shareholders’ Meeting” shall have the meaning set forth in Section 8.1.

“Juniata Subsidiary” means any corporation, partnership, limited liability company or other entity of which more than 20% of the outstanding capital stock or partnership, membership or other equity interests is owned, either directly or indirectly, by Juniata or JVB, except any corporation, partnership, limited liability company, or other entity the stock, partnership, membership, or other equity interests of which is held in the ordinary course of the lending activities of JVB.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should have been known by the executive officers (as defined in Rule 3b-7 under the Exchange Act) of such Person, and includes any facts, matters or circumstances set forth in any written notice or other correspondence from any Bank Regulator or any other material written notice received by that Person.

“Material Adverse Effect” shall mean, with respect to Juniata or FNBPA, respectively, any event, circumstance, change, occurrence or effect that (i) is material and adverse to the assets, financial condition, results of operations or business of Juniata and the Juniata Subsidiaries taken as a whole, or FNBPA and the FNBPA Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either FNBPA, on the one hand, or Juniata, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of the following: (a) changes in laws and regulations affecting banks or their holding companies generally, or interpretations thereof by courts or Governmental Entities that do not have a materially disproportionate impact on such party; (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies that do not have a materially disproportionate impact on such party; (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party in furtherance of the transactions contemplated hereby; (d) the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the assets, business, financial condition or results of operations of the parties and their respective subsidiaries, including reasonable expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement; (e) changes in national political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States that do not have a materially disproportionate impact on such party; (f) economic, financial market or geographical conditions in general, including changes in economic and financial markets and regulatory or political conditions whether resulting from acts of terrorism, war or otherwise, that do not have a materially disproportionate adverse effect on such party; (g) any failure, in and of itself, by such party to meet any internal projections, forecasts or revenue or earnings predictions (it being understood that the facts giving

4

rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect or unless such facts are otherwise an exception set forth herein); or (h) changes in the banking industry that do not have a materially disproportionate impact on such party.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other hazardous or toxic materials regulated under Environmental Laws.

“Merger” shall have the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” shall mean the consideration payable in accordance with Article III.

“OCC” shall mean the Office of the Comptroller of the Currency.

“Other Real Estate Owned” shall mean any real estate acquired through foreclosure or by a deed in lieu of foreclosure, or any real estate classified as Other Real Estate Owned or Real Estate Owned.

“PBCL” shall mean the Pennsylvania Business Corporation Law of 1988, as amended.

“PDB” shall mean the Pennsylvania Department of Banking and Securities.

“PDS” shall mean the Pennsylvania Department of State.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, association, company, trust, “group” (as that term is defined under the Exchange Act), or any other legal entity.

“Proxy Statement-Prospectus” shall have the meaning set forth in Section 8.2(a).

“Registration Statement” shall mean the Registration Statement on Form S-4, or other applicable form, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of Juniata Common Stock to be offered to holders of FNBPA Common Stock in connection with the Merger.

“Regulatory Approvals” means the approval of any Bank Regulator that is necessary in connection with the consummation of the Merger, the Bank Merger and the related transactions contemplated by this Agreement.

“Rights” shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate a Person to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Termination Date” shall mean April 15, 2016.

“Treasury Stock” shall mean FNBPA Common Stock owned as of the Effective Time by FNBPA except for trust account shares or shares acquired in connection with debts previously contracted.

“Troubled Debt Restructurings” shall mean loans that are “troubled debt restructurings” as defined in Accounting Standards Codification Topic 310.

“U.S. Treasury” shall mean the United States Department of Treasury.

Other terms used herein are defined in the Preamble, Recitals and elsewhere in this Agreement.

5

ARTICLE II
THE MERGER

2.1. Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time: (a) FNBPA shall merge with and into Juniata, with Juniata as the resulting or surviving corporation; and (b) the separate existence of FNBPA shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of FNBPA shall be vested in and assumed by Juniata in accordance with the applicable laws of the Commonwealth of Pennsylvania. As part of the Merger, each share of FNBPA Common Stock (other than Treasury Stock) will be converted into the right to receive Merger Consideration pursuant to the terms of Article III. Immediately after the Merger, FNB Port Allegany shall merge with and into JVB, with JVB as the resulting institution pursuant to the Bank Plan of Merger, attached hereto as Exhibit B.

2.2. Effective Time; Closing.

(a) Closing.  The closing (“Closing”) shall occur no later than the close of business on the fifth (5th) business day following the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of those conditions), or such other date that may be agreed to in writing by the parties. The Merger shall be effected by the filing of Articles of Merger with the PDS with a stated effective time of the day of the Closing (the “Closing Date”) in accordance with the PBCL. The Merger shall be effective at the date (the “Effective Date”) and time (the “Effective Time”) specified in the Articles of Merger for the effectiveness of the Merger or, if no such time is specified, the time of filing the Articles of Merger. Each of the parties agrees to use its best efforts to cause the Merger to be completed as soon as practicable after the receipt of shareholder approval, final regulatory approval of the Merger and the expiration of all required waiting periods.

(b) Time and Place of Closing.  Subject to the provisions of Article IX and Section 2.2(c) hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Barley Snyder, LLP, 126 East King Street, Lancaster, Pennsylvania 17602, at 10:00 a.m., or at such other place or time upon which Juniata and FNBPA mutually agree.

(c) Deliveries at Closing.  At or prior to Closing there shall be delivered to Juniata and FNBPA the opinions, certificates, and other documents and instruments required to be delivered pursuant to Article IX hereof. At or prior to the Closing, Juniata shall have delivered the Merger Consideration as set forth in Section 3.2 hereof.

2.3. Articles of Incorporation and Bylaws.

The articles of incorporation and bylaws of Juniata as in effect immediately prior to the Effective Time shall remain in effect, until thereafter amended as provided therein and in accordance with applicable law.

2.4. Directors and Officers.

(a) Effective as of the Effective Time, Juniata will elect one additional member to its board of directors, to be chosen from among FNBPA’s current board members who would qualify as an “independent” director under NASDAQ listing rules as a director of Juniata (the “FNBPA Director”). The FNBPA Director shall be chosen by FNBPA, subject to the approval of Juniata. The class of the Board of Directors of Juniata in which the FNBPA Directors will serve shall be mutually agreed by FNBPA and Juniata.

(b) The officers of Juniata immediately prior to the Effective Time shall be the officers of Juniata after the Effective Time, in each case until their respective successors are duly elected or appointed and qualified.

(c) Effective as of the effective date of the Bank Merger, the Board of Directors of JVB shall consist of the persons serving as directors of Juniata, including the additional director appointed pursuant to paragraph (a) above, such additional director to hold office until his or her successor is elected and qualified in accordance with applicable law and the articles of incorporation and bylaws of JVB.

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(d) The officers of JVB immediately prior to the effective date of the Bank Merger shall be the officers of JVB after the effective date of the Bank Merger, in each case until their respective successors are duly elected or appointed and qualified.

2.5. Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects as set forth in the PBCL.

2.6. Tax Consequences.

It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use commercially reasonable efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Following the Closing, neither Juniata, FNBPA nor any of their Affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code. Juniata and FNBPA each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable counsel to deliver the legal opinions contemplated by Section 9.1(e) or include such opinions with the Registration Statement, which certificates shall be effective as of the date of such opinions.

2.7. Bank Merger.

Juniata and FNBPA shall cause FNB Port Allegany to merge with and into JVB, with JVB surviving such merger, concurrently with, or as soon as practicable after, the Effective Time in accordance with the Bank Plan of Merger, in the form of Exhibit B, attached hereto (the “Bank Plan of Merger”). In addition, concurrently with the execution and delivery of this Agreement, Juniata will cause JVB, and FNBPA will cause FNB Port Allegany, to execute and deliver the Bank Plan of Merger. For a minimum of two (2) years following the effective time of the Bank Merger, Juniata shall operate the former FNB Port Allegany franchise as a division of JVB under a local trade name mutually agreeable to FNBPA and Juniata.

ARTICLE III
CONSIDERATION; EXCHANGE PROCEDURES

3.1. Conversion of Shares.

At the Effective Time, the shares of FNBPA Common Stock then outstanding shall be converted into shares of Juniata Common Stock and cash, as follows:

(a) Conversion of FNBPA Shares.  Except for the Cancelled Shares (defined below), each share of FNBPA Common Stock (an “FNBPA Share” and, collectively, the “FNBPA Shares”) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding and be cancelled and extinguished and converted into the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 3.2, the Juniata Stock Consideration or the Cash Consideration, without any interest thereon, as specified in this Article (the “Merger Consideration”). Shares of FNBPA Common Stock owned as of the Effective Time by Juniata, JVB, FNBPA or any direct or indirect subsidiary of FNBPA (except for trust account shares or shares acquired in connection with debts previously contracted) (“Cancelled Shares”) shall not be converted into Juniata Common Stock or cash and shall be cancelled at the Effective Time.

(b) Definitions.  For purposes hereof, the following terms have the following respective meanings:

(i) “Cash Consideration” means a cash amount of $50.34 per FNBPA Share.

(ii) “Conversion Ratio” means 2.7813 shares of Juniata Common Stock per FNBPA Share; provided, however, that if Juniata or FNBPA shall at any time before the Effective Time change its issued and outstanding shares into a different number of shares or a different class of shares as a result of a stock split, reverse stock split, stock dividend, spin-off, extraordinary dividend, recapitalization, reclassification, subdivision, combination of shares or other similar transaction, or

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there shall have been a record date declared for any such matter, the Juniata Stock Consideration shall be proportionately adjusted, rounded to four decimal places. For example, if Juniata were to declare a five percent (5%) stock dividend after the date of this Agreement, and if the record date for that stock dividend were to occur before the Effective Time, the Conversion Ratio would be adjusted from 2.7813 to 2.9204 shares.

(iii) “Outstanding Shares” means the aggregate number of FNBPA Shares outstanding immediately prior to the Effective Time, but excluding the Cancelled Shares, which number will not be greater than the number of shares outstanding on the date of this Agreement.

(iv) “Juniata Stock Consideration” means a number of shares of Juniata Common Stock equal to the number of FNBPA Shares to be converted into Juniata Common Stock times the Conversion Ratio.

(v) “Juniata Share Value” means the lowest price at which a share of Juniata Common Stock trades on the OTC Pink marketplace on the Effective Date.

(c) No Fractional Shares.  No fractional shares of Juniata Common Stock shall be issued in connection with the Merger. In lieu of the issuance of any fractional share to which a shareholder would otherwise be entitled, each former shareholder of FNBPA shall receive, in cash, an amount equal to the fair market value of his or her fractional interest, which fair market value shall be determined by multiplying such fraction by the Cash Consideration.

3.2. Exchange of Stock Certificates.

FNBPA Common Stock certificates shall be exchanged for the Juniata Stock Consideration and the Cash Consideration in accordance with the following procedures:

(a) Election Procedure.  Each holder of FNBPA Shares (other than holders of Cancelled Shares) shall have the right to submit a request (an “Election”) to convert the FNBPA Shares owned by such holder into: (1) the right to receive the Juniata Stock Consideration in the Merger (a “Stock Election”); (2) the right to receive the Cash Consideration in the Merger (a “Cash Election”); or (3) the right to receive the Cash Consideration in the Merger for a portion of the FNBPA Shares owned, and the right to receive the Juniata Stock Consideration in the Merger for the remainder of the FNBPA Shares owned (a “Cash/Stock Election”).

(i) Juniata shall prepare a form (the “Form of Election”), which shall be in form and substance reasonably acceptable to FNBPA, pursuant to which each holder of FNBPA Shares, no later than at the close of business on the Election Deadline, may make an Election. The Form of Election shall be mailed to shareholders of FNBPA following the meeting of FNBPA shareholders called to consider the approval of this Agreement on a timing mutually agreed by Juniata and FNBPA. Juniata and FNBPA shall each use its reasonable best efforts to mail or otherwise make available the Form of Election to all persons entitled to make an election.

(ii) Holders of record of FNBPA Shares who hold such shares as nominees, trustees, or in other representative capacities may submit multiple Forms of Election, provided that such representative certifies that each Form of Election covers all FNBPA Shares held by such representative for a particular beneficial owner.

(iii) Not later than the effective date of the Proxy Statement-Prospectus filed with the SEC, Juniata shall appoint Computershare as the person to receive Forms of Election and to act as Exchange Agent under this Agreement. Any FNBPA shareholder’s Election shall have been made properly only if the Exchange Agent shall have received, by 5:00 p.m., local time in the city in which the principal office of such Exchange Agent is located, on the date of the Election Deadline, a Form of Election properly completed and signed and accompanied by certificates for the FNBPA Shares to which such Form of Election relates (or by an appropriate guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or of the Financial Industry Regulatory Authority or a commercial bank or trust company in the United States, provided such certificates are in fact delivered to the Exchange Agent

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by the time required in such guarantee of delivery). Failure to deliver FNBPA Shares covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election. As used herein, “Election Deadline” means the date announced by Juniata (which date shall be agreed upon by FNBPA), as the last day on which Forms of Election will be accepted. In the event this Agreement shall have been terminated prior to the Effective Time, the Exchange Agent shall immediately return all Forms of Election and certificates for FNBPA Shares to the appropriate FNBPA shareholders.

(iv) Any FNBPA shareholder may at any time prior to the Election Deadline change his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a revised Form of Election properly completed and signed.

(v) Any FNBPA shareholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her certificates for FNBPA Shares, or of the guarantee of delivery of such certificates, previously deposited with the Exchange Agent. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by Juniata or FNBPA that this Agreement has been terminated. Any FNBPA shareholder who shall have deposited certificates for FNBPA Shares with the Exchange Agent shall have the right to withdraw such certificates by written notice received by the Exchange Agent prior to the Election Deadline and thereby revoke his or her Election as of the Election Deadline if the Merger shall not have been consummated prior thereto.

(vi) Juniata and FNBPA shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity of the Forms of Election, the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 3.2, the issuance and delivery of certificates for Juniata Common Stock into which FNBPA Shares are converted in the Merger and the payment of cash for FNBPA Shares converted into the right to receive the Cash Consideration in the Merger.

(vii) Outstanding Shares as to which an Election is not in effect at the Election Deadline are referred to as “Non-Electing Shares.” If Juniata shall determine that any Election is not properly made with respect to any FNBPA Shares, such Election shall be deemed to be not in effect, and the FNBPA Shares covered by such Election shall, for purposes hereof, be deemed to be Non-Electing Shares. Juniata, FNBPA and the Exchange Agent shall have no obligation to notify any person of any defect in any Form of Election submitted to the Exchange Agent.

(b) Issuance of Juniata Stock Consideration and Payment of Cash Consideration; Proration.  The manner in which each FNBPA Share (except Cancelled Shares) shall be converted into the Juniata Stock Consideration or the Cash Consideration at the Effective Time shall be as set forth in this Section 3.2(b).

(i) The number of Outstanding Shares to be converted into the right to receive the Cash Consideration in the Merger pursuant to this Agreement shall not be less than fifteen percent (15%) (the “Minimum Cash”) nor more than twenty-five percent (25%) (the “Maximum Cash”) of the Outstanding Shares (i.e., the minimum amount of cash to be paid shall not be less than $1,981,050, and the maximum amount of cash to be paid shall not exceed $3,301,750), in each case without consideration of any Dissenting Shares and cash received by Dissenting Shareholders, respectively.

(ii) If the number of Outstanding Shares for which a Cash Election is requested (including the cash portion of any Cash/Stock Election, but excluding any fractional share for which cash is paid in lieu of receipt of such fractional share) is greater than the Minimum Cash, and less than the Maximum Cash, all Elections shall be honored as submitted, and all Non-Electing Shares shall be converted into Juniata Stock Consideration.

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(iii) If the number of Outstanding Shares for which a Cash Election is requested (including the cash portion of any Cash/Stock Elections, but excluding any fractional share for which cash is paid in lieu of receipt of such fractional share) exceeds the Maximum Cash:

(A) each Outstanding Share for which the holder made a Stock Election, the portion of each Cash/Stock Election electing Juniata Stock Consideration (collectively, the “Aggregate Stock Elections”) and each Non-Electing Share shall be converted in the Merger into the Juniata Stock Consideration; and

(B) each Outstanding Share for which the holder made a Cash Election and the portion of each Cash/Stock Election electing Cash Consideration (collectively, the “Aggregate Cash Elections”) shall be converted into the right to receive Cash Consideration or Juniata Stock Consideration in the following manner:

(1) Each FNBPA shareholder shall receive Cash Consideration for the Pro-rated Cash Percentage of the number of Outstanding Shares for which he or she elected to receive Cash Consideration (including the cash portion of any Cash/Stock Election), where “Pro-rated Cash Percentage” means the percentage determined by the following formula:

100% – [(Aggregate Cash Election Percentage – 25%)/Aggregate Cash Election Percentage]

For purposes of the foregoing, “Aggregate Cash Election Percentage” shall mean the percentage of Outstanding Shares represented by the Aggregate Cash Elections.

(2) Each FNBPA shareholder shall have the Remaining Stock Percentage of the number of Outstanding Shares for which he or she elected to receive Cash Consideration (including the portion of any Cash/Stock Election electing Cash Consideration) converted into the Juniata Stock Consideration, where “Remaining Stock Percentage” means 100% minus the Pro-rated Cash Percentage.

(iv) If the Outstanding Shares for which a Cash Election is requested (including the cash portion of any Cash/Stock Elections) is less than the Minimum Cash, all Non-Electing Shares shall be converted, pro-rata among all holders of Non-Electing Shares based on the number of Non-Electing Shares owned, into the Cash Consideration until the Minimum Cash is reached and thereafter into Juniata Stock Consideration. If all Non-Electing Shares are converted into the Cash Consideration pursuant to the foregoing sentence, and total Cash Elections, including all such Non-Electing Shares, are still less than the Minimum Cash, all remaining shares shall be converted as follows:

(A) each Outstanding Share for which the holder made a Cash Election and the portion of each Cash/Stock Election electing Cash Consideration (collectively, the “Aggregate Cash Elections”) shall be converted in the Merger into the Cash Consideration; and

(B) each Outstanding Share for which the holder made a Juniata Stock Election and the portion of each Cash/Stock Election electing Juniata Stock Consideration (collectively, the “Aggregate Stock Elections”) shall be converted into the right to receive Cash Consideration or Juniata Stock Consideration in the following manner:

(1) Each FNBPA shareholder shall receive Juniata Stock Consideration for the Pro-rated Stock Percentage of the number of Outstanding Shares for which he or she elected to receive Juniata Stock Consideration (including the stock portion of any Cash/Stock Election), where “Pro-rated Stock Percentage” means the percentage determined by the following formula:

100% – [(Aggregate Stock Election Percentage – (15% – Aggregate Cash Election Percentage))/Aggregate Stock Election Percentage]

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For purposes of the foregoing formula, “Aggregate Stock Election Percentage” shall mean the percentage of Outstanding Shares represented by the Aggregate Stock Elections.

For purposes of the foregoing formula only, “Aggregate Cash Election Percentage” shall include all Non-Electing Shares being converted into Cash Consideration.

(2) Each FNBPA shareholder shall have the Remaining Cash Percentage of the number of Outstanding Shares for which he or she elected Juniata Stock Consideration (including the portion of any Cash/Stock Election electing Juniata Stock Consideration) converted into the Cash Consideration, where “Remaining Cash Percentage” means 100% minus the Pro-rated Stock Percentage.

(v) If Non-Electing Shares are not converted under Sections (i)-(iv) above, the Exchange Agent shall convert each Non-Electing Share into the Cash Consideration.

(vi) The Exchange Agent shall make all computations contemplated by this Section 3.2, and all such computations shall be conclusive and binding on the holders of FNBPA Shares absent manifest error.

(c) Issuance of Juniata Stock Consideration.

(i) Immediately prior to the Effective Time, Juniata shall deliver to the Exchange Agent, in trust for the benefit of the holders of FNBPA Shares, certificates representing an aggregate number of shares of Juniata Common Stock equal, as nearly as practicable, to the number of shares to be converted into Juniata Common Stock as determined in Section 3.2(b). Notwithstanding the foregoing, Juniata may, at its election, deliver the required shares of Juniata Common Stock in book entry form via direct registration in lieu of the delivery of physical certificates of Juniata Common Stock.

(ii) As soon as practicable following the Effective Time, each holder of FNBPA Shares that are to be converted into Juniata Stock Consideration, upon proper surrender to the Exchange Agent of one or more certificates for such FNBPA Shares for cancellation (to the extent not previously surrendered with a Form of Election), accompanied by a properly completed Letter of Transmittal, shall be entitled to receive (and the Exchange Agent shall deliver) certificates representing the number of shares of Juniata Common Stock into which such FNBPA Shares shall have been converted in the Merger.

(iii) No dividends or distributions that have been declared, if any, will be paid to persons entitled to receive certificates for shares of Juniata Common Stock until such persons surrender their certificates for FNBPA Shares, at which time all such dividends and distributions shall be paid. In no event shall the persons entitled to receive such dividends be entitled to receive interest on such dividends. If any certificate for such Juniata Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer taxes or other taxes required by reason of issuance in a name other than the registered holder of the certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of FNBPA Shares for any Juniata Common Stock or dividends thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(d) Payment of Cash Consideration.

Immediately prior to the Effective Time, Juniata shall deposit with the Exchange Agent, in trust for the benefit of the holders of FNBPA Shares, an amount of cash equal to (i) the Cash Consideration to be paid to holders of FNBPA Shares to be converted into Cash Consideration as determined in Section 3.2(b); and (ii) the cash in lieu of fractional shares ot be paid in accordance with Section 3.1(c). As soon as practicable following the Effective Time, each holder of FNBPA Shares that are to be converted into Cash Consideration, upon proper surrender to the Exchange Agent of one or more certificates for such FNBPA Shares for

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cancellation (to the extent not previously surrendered with a Form of Election), shall be entitled to receive (and the Exchange Agent shall deliver) a bank check for an amount equal to the Cash Consideration multiplied by the number of FNBPA Shares to be converted into Cash Consideration. In no event shall the holder of any such surrendered certificates be entitled to receive interest on any of the Cash Consideration to be received in the Merger. If such check is to be issued in the name of a person other than the person in whose name the certificates surrendered for exchange therefor are registered, it shall be a condition of the exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of issuance of such check to a person other than the registered holder of the certificates surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of FNBPA Shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.3. Letter of Transmittal.

Juniata will instruct the Exchange Agent to mail to each holder of record of FNBPA Shares, as soon as reasonably practical after the Effective Time: (i) an Election Form with instructions for use in making an Election; (ii) a Letter of Transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such holder’s certificates shall pass, only upon proper delivery of the certificates to the Exchange Agent and shall be in such form and have such other provisions as shall be agreed upon by FNBPA and Juniata prior to the Effective Time); and (iii) instructions for use in effecting the surrender of certificates in exchange for the Merger Consideration (the “Letter of Transmittal”).

3.4. Missing Certificates.

If any holder of FNBPA Shares (other than Cancelled Shares) is unable to deliver the certificates which represent such shares, the Exchange Agent shall deliver to such holder the Merger Consideration to which the holder is entitled for such shares upon presentation of the following:

(a) evidence to the reasonable satisfaction of Juniata that any such certificate has been lost, wrongfully taken or destroyed;

(b) such security or indemnity as may be reasonably requested by Juniata in accordance with industry standards to indemnify and hold harmless Juniata and the Exchange Agent; and

(c) evidence satisfactory to Juniata that such person is the owner of the shares theretofore represented by each certificate claimed to be lost, wrongfully taken or destroyed and that the holder is the person who would be entitled to present such certificate for payment pursuant to this Agreement.

3.5. Undisbursed Consideration.

(a) The Exchange Agent shall return to Juniata any remaining Cash Consideration and Juniata Stock Consideration on deposit with the Exchange Agent on the date which is one year after the Effective Date. Any shareholder of FNBPA who has not surrendered his or her certificate(s) to the Exchange Agent (an “Unexchanged Shareholder”) prior to such time shall be entitled to receive the Merger Consideration, without interest, upon the surrender of such certificate(s) to Juniata, subject to applicable escheat or abandoned property laws. No dividends or distributions that have been declared, if any, on Juniata Stock Consideration will be paid to Unexchanged Shareholders entitled to receive Juniata Stock Consideration until such persons surrender their certificates (or electronic equivalents) for Juniata Common Stock, at which time all such dividends and distributions shall be paid, without interest.

(b) None of Juniata, FNBPA, the Exchange Agent or any other person shall be liable to any former holder of FNBPA Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(c) No Unexchanged Shareholder shall be considered a “shareholder of record” of Juniata for purposes of voting at any special or annual meeting of Juniata’s shareholders. The voting rights of Unexchanged Shareholders entitled to receive Juniata Stock Consideration shall commence only upon the surrender of their FNBPA certificate(s) and the issuance to them of certificates for the Juniata Stock Consideration in exchange therefor.

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3.6. Withholding Rights.

Juniata shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from funds provided by the holder or from the consideration otherwise payable pursuant to this Agreement to any holder of FNBPA Shares, the minimum amounts (if any) that Juniata is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of tax law. To the extent that amounts are so withheld by Juniata, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of FNBPA Shares in respect of which such deduction and withholding was made by Juniata.

3.7. Expenses.

All costs and expenses associated with the foregoing surrender and exchange procedure shall be borne by Juniata.

3.8. Rights of Dissenting Shareholders.

The shareholders of Juniata and FNBPA shall be entitled to and may exercise dissenters’ rights, if and to the extent they are entitled to do so under the provisions of Subchapter D of Chapter 15 of the PBCL. Shareholders of Juniata and FNBPA who have properly exercised their dissenters’ rights are referred to herein as “Dissenting Shareholders,” and each FNBPA Share held by a Dissenting Shareholder is referred to herein as a “Dissenting Share.”

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF FNBPA

FNBPA represents and warrants to Juniata that the statements contained in this Article IV are correct and complete as of the date of this Agreement, except as set forth in the Disclosure Schedule delivered by FNBPA to Juniata on the date hereof. FNBPA has made a good faith effort to ensure that the disclosure on its Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the FNBPA’s Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule.

4.1. Organization.

(a) FNBPA is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and is duly registered as a bank holding company under the BHCA. FNBPA has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

(b) FNB Port Allegany is a national banking association duly organized and validly existing under the National Bank Act. FNB Port Allegany has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in all jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification. The deposits of FNB Port Allegany are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by FNB Port Allegany when due. FNB Port Allegany is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(c) Schedule 4.1(c) sets forth each FNBPA Subsidiary, the state of organization of each FNBPA Subsidiary and the percentage of the outstanding equity securities or membership or other interests owned by FNBPA or FNB Port Allegany. Each FNBPA Subsidiary is a corporation, limited liability company or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each FNBPA Subsidiary has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

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(d) The respective minute books of FNBPA, FNB Port Allegany and each other FNBPA Subsidiary accurately reflect, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including all committees thereof).

(e) Prior to the date of this Agreement, FNBPA has made available to Juniata true and correct copies of the articles of incorporation or charter and bylaws of FNBPA, FNB Port Allegany and each other FNBPA Subsidiary, each as in effect on the date hereof.

4.2. Capitalization.

(a) The authorized capital stock of FNBPA consists of 1,100,000 shares of common stock, no par value. No preferred stock is authorized. There are 262,352 shares of FNBPA Common Stock outstanding, and each of such shares is validly issued, fully paid and nonassessable, and free of preemptive rights. There are no shares of FNBPA preferred stock issued and outstanding. There are no shares of FNBPA Common Stock held by FNBPA as Treasury Stock. As of the date hereof, no shares of FNBPA Common Stock are reserved for issuance. Neither FNBPA nor any FNBPA Subsidiary has or is bound by any Rights of any character or any rights relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of FNBPA Common Stock or FNBPA preferred stock, other than those set forth on Schedule 4.2(a). Schedule 4.2(a) sets forth the name of each holder of options, warrants or other rights to purchase, and securities convertible or exchangeable into, FNBPA Common Stock or FNBPA preferred stock, the number of shares each such individual may acquire pursuant to the exercise of such warrants, the grant and vesting dates, and the exercise price relating to the warrants held.

(b) FNBPA owns all of the capital stock of FNB Port Allegany, free and clear of any lien or encumbrance. Except for the FNBPA Subsidiaries, FNBPA does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of FNBPA Subsidiaries, equity interests held by FNBPA Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of FNBPA Subsidiaries, including stock in the FHLB. Except as set forth on Schedule 4.2(b), either FNBPA or FNB Port Allegany owns all of the outstanding shares of capital stock or equity interests of each FNBPA Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.

(c) To FNBPA’s Knowledge, except as set forth on Schedule 4.2(c), no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of FNBPA Common Stock.

(d) All contractual or other rights or obligations (including preemptive rights) of FNBPA or any FNBPA Subsidiary to purchase or sell any shares of capital stock, partnership, membership or joint venture interests, or other equitable interests in any Person are set forth on Schedule 4.2(d).

4.3. Authority; No Violation.

(a) FNBPA has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the approval of this Agreement by FNBPA’s shareholders, to consummate the transactions contemplated hereby. FNB Port Allegany has full corporate power and authority to execute and deliver the Bank Plan of Merger and to complete the Bank Merger, subject to receipt of all necessary Regulatory Approvals. The execution and delivery of this Agreement by FNBPA and the consummation by FNBPA of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of FNBPA, and no other corporate proceedings on the part of FNBPA, except for the approval of the FNBPA shareholders, is necessary to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by FNBPA and, subject to (i) approval by the shareholders of FNBPA, (ii) receipt of the Regulatory Approvals, and (iii) due and valid execution and delivery of this Agreement by Juniata, constitutes the valid and binding obligation of FNBPA, enforceable against FNBPA in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity. The Bank Plan of Merger, upon its execution and delivery by FNB Port Allegany concurrently

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with the execution and delivery of this Agreement, will constitute the valid and binding obligation of FNB Port Allegany, enforceable against FNB Port Allegany in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

(b) Subject to receipt of Regulatory Approvals and FNBPA’s and Juniata’s compliance with any conditions contained therein, and to the receipt of the approval of the shareholders of FNBPA, (i) the execution and delivery of this Agreement by FNBPA, (ii) the consummation of the transactions contemplated hereby, and (iii) compliance by FNBPA with any of the terms or provisions hereof will not (A) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of FNBPA or any FNBPA Subsidiary, including FNB Port Allegany, (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to FNBPA or any FNBPA Subsidiary or any of their respective properties or assets, or (C) except as set forth on Schedule 4.3(b), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of FNBPA or any FNBPA Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FNBPA or any FNBPA Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected.

4.4. Consents.

Except as set forth on Schedule 4.4 and except for the Regulatory Approvals, approval of the shareholders of FNBPA, and consents, approvals, filings and registrations from or with the SEC and state “blue sky” authorities, and compliance with any conditions contained therein, no consents or approvals or waivers of, or filings or registrations with, any Governmental Entity are or will be necessary, and no consents or approvals of any third parties are or will be necessary, in connection with (a) the execution and delivery of this Agreement by FNBPA or the Bank Plan of Merger by FNB Port Allegany and (b) the completion by FNBPA of the transactions contemplated hereby or by FNB Port Allegany of the Bank Merger. FNBPA has no reason to believe that the consents and approvals set forth above will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact the ability of FNBPA or FNB Port Allegany to complete the transactions contemplated by this Agreement.

4.5. Financial Statements; Undisclosed Liabilities.

(a) FNBPA has previously made available, or will make available, to Juniata the FNBPA Regulatory Reports. The FNBPA Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, throughout the periods covered by such statements, and fairly present or will fairly present in all material respects the financial position, results of operations and changes in shareholders’ equity of FNBPA as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, applied on a consistent basis.

(b) FNBPA has previously made available or will make available to Juniata the FNBPA Financial Statements. The FNBPA Financial Statements have been or will be prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments and to any other adjustments described therein) the consolidated financial position, results of operations and cash flows of FNBPA and the FNBPA Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto and except in the case of unaudited statements to normal recurring audit adjustments and the absence of footnotes.

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(c) As of the date of each balance sheet included in the FNBPA Financial Statements, neither FNBPA nor FNB Port Allegany, as applicable, has had, or will have, any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such FNBPA Financial Statements or FNBPA Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto and except in the case of unaudited statements to normal recurring audit adjustments and the absence of footnotes.

(d) The records, systems, controls, data and information of FNBPA and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FNBPA or any FNBPA Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.5(d). FNBPA (i) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (ii) has implemented and maintains disclosure controls and procedures to ensure that material information relating to FNBPA, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of FNBPA by others within those entities, and (iii) has disclosed, based on its most recent evaluation prior to the date hereof, to FNBPA’s outside auditors and the audit committee of FNBPA’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect FNBPA’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in FNBPA’s internal control over financial reporting. These disclosures (if any) were made in writing by management to FNBPA’s auditors and audit committee and a copy has previously been made available to Juniata.

(e) Since December 31, 2014, (i) neither FNBPA nor any of its Subsidiaries nor, to the Knowledge of FNBPA, any director, officer, employee, auditor, accountant or representative of FNBPA or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FNBPA or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that FNBPA or any of its Subsidiaries has engaged in illegal accounting or auditing practices, and (ii) no attorney representing FNBPA or any of its Subsidiaries, whether or not employed by FNBPA or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by FNBPA or any of its officers, directors, employees or agents to the Board of Directors of FNBPA or any committee thereof or to any director or officer of FNBPA.

4.6. Taxes.

Except as described in Schedule 4.6, FNBPA and the FNBPA Subsidiaries are members of the same affiliated group within the meaning of Section 1504(a) of the Code. FNBPA has duly filed, and will file, all federal, state and local tax returns required to be filed by, or with respect to, FNBPA and every FNBPA Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all federal, state and local taxes which have been incurred by or are due or claimed to be due from FNBPA and any FNBPA Subsidiary by any taxing authority or pursuant to any tax sharing agreement on or prior to the Closing Date other than taxes or other charges that (a) are not delinquent, (b) are being contested in good faith, or (c) have not yet been fully determined. Except as set forth in Schedule 4.6, as of the date of this Agreement, FNBPA has received no written notice of, and to FNBPA’s Knowledge there is no, audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of FNBPA or any FNBPA Subsidiary, and no written claim has been made by any authority in a jurisdiction where FNBPA or any FNBPA Subsidiary does not file tax returns that FNBPA or any FNBPA Subsidiary is subject to taxation in that jurisdiction. FNBPA and the FNBPA Subsidiaries have not executed an extension or waiver of any statute

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of limitations on the assessment or collection of any material tax due that is currently in effect. FNBPA and each FNBPA Subsidiary has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and FNBPA and each FNBPA Subsidiary, to FNBPA’s Knowledge, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements. Except as set forth in Schedule 4.6, neither FNBPA nor any FNBPA Subsidiary is a party to any tax sharing, tax indemnity, or tax allocation agreement or similar contract or understanding.

4.7. No Material Adverse Effect.

FNBPA has not suffered any Material Adverse Effect since December 31, 2014, and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on FNBPA.

4.8. Material Contracts; Leases; Defaults.

(a) Except as set forth in Schedule 4.8(a), neither FNBPA nor any FNBPA Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee of FNBPA or any FNBPA Subsidiary, except for “at will” arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of FNBPA or any FNBPA Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of FNBPA or any FNBPA Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by FNBPA or any FNBPA Subsidiary; (v) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which FNBPA or any FNBPA Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) that would be applicable on or after the Closing Date to any Person; (vi) any other agreement, written or oral, that obligates FNBPA or any FNBPA Subsidiary for the payment of more than $10,000 annually or for the payment of more than $25,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment (other than agreements for commercially available “off-the-shelf” software), or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by FNBPA or any FNBPA Subsidiary (it being understood that any non-compete or similar provision shall be deemed material, but any limitation on the scope of any license granted under any such agreement shall not be deemed material).

(b) Schedule 4.8(b) identifies each parcel of real estate owned, leased or subleased by FNBPA, FNB Port Allegany or any FNBPA Subsidiary. Each real estate lease that requires the consent of the lessor or its agent resulting from the Merger or the Bank Merger by virtue of the terms of any such lease, is listed in Schedule 4.8(b), identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, neither FNBPA nor any FNBPA Subsidiary is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(c) True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.8(a) and 4.8(b) (“FNBPA Material Contracts”) have been made available to Juniata on or before the date hereof, and are in full force and effect on the date hereof, and neither FNBPA nor any FNBPA Subsidiary (nor, to the Knowledge of FNBPA, any other party to any FNBPA Material Contract) has materially breached any provision of, or is in default in any respect under any term of, any FNBPA

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Material Contract. Except as listed on Schedule 4.8(c), no party to any FNBPA Material Contract will have the right to terminate any or all of the provisions of any such FNBPA Material Contract as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.

(d) Since December 31, 2014, through and including the date of this Agreement, neither FNBPA nor any FNBPA Subsidiary has (i) except for normal increases for employees made in the ordinary course of business consistent with past practice or as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2014 (which amounts have been previously made available to Juniata), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on Schedule 4.12, as in effect as of the date hereof), or paid any bonus other than the customary bonuses in amounts consistent with past practice, (ii) granted any options or warrants to purchase shares of FNBPA Common Stock, or any Right to any executive officer, director or employee other than grants made in the ordinary course of business consistent with past practice under any plan set forth on Schedule 4.2(a), (iii) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of FNBPA or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments except at the direction or request of any Bank Regulator, (vii) entered into any lease of real or personal property requiring annual payments in excess of $2,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of FNBPA or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy except in accordance with any changes in GAAP, or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

4.9. Ownership of Property; Insurance Coverage.

(a) FNBPA and each FNBPA Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by FNBPA or any FNBPA Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the FNBPA Regulatory Reports and in the FNBPA Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by an FNBPA Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or that are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the FNBPA Financial Statements. FNBPA and the FNBPA Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by FNBPA and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Neither FNBPA nor any FNBPA Subsidiary is in default in any material respect under any lease for any real or personal property to which either FNBPA or any FNBPA Subsidiary is a party, and there has not occurred any event that, with lapse of time or the giving of notice or both, would constitute such default, except for such defaults that, either individually or in the aggregate, will not have a Material Adverse Effect on FNBPA.

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(b) With respect to all agreements pursuant to which FNBPA or any FNBPA Subsidiary has purchased securities subject to an agreement to resell, if any, FNBPA or such FNBPA Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(c) FNBPA and each FNBPA Subsidiary currently maintain insurance considered by FNBPA to be reasonable for their respective operations in accordance with industry practice. Neither FNBPA nor any FNBPA Subsidiary, except as set forth in Schedule 4.9(c), has received notice from any insurance carrier that (i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by FNBPA or any FNBPA Subsidiary under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect. Within the last three years, FNBPA and each FNBPA Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. Schedule 4.9(c) identifies all material policies of insurance maintained by FNBPA and each FNBPA Subsidiary.

4.10. Legal Proceedings.

Except as set forth in Schedule 4.10, neither FNBPA nor any FNBPA Subsidiary is a party to any, and there are no pending or, to FNBPA’s Knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (a) against FNBPA or any FNBPA Subsidiary, (b) to which FNBPA or any FNBPA Subsidiary’s assets are or may be subject, (c) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (d) that would reasonably be expected to adversely affect the ability of FNBPA or FNB Port Allegany to perform under this Agreement.

4.11. Compliance With Applicable Law.

(a) Each of FNBPA and each FNBPA Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Emergency Economic Stabilization Act of 2008, as amended, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collections Practices Act, the Truth in Lending Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither FNBPA nor any FNBPA Subsidiary has received any written notice to the contrary. The Board of Directors of FNB Port Allegany has adopted, and FNB Port Allegany has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.

(b) Each of FNBPA and each FNBPA Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on FNBPA; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects, and no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining Regulatory Approvals.

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(c) Other than those listed on Schedule 4.11(c), since January 1, 2014, neither FNBPA nor any FNBPA Subsidiary has received any written notification or any other communication from any Bank Regulator (i) asserting that FNBPA or any FNBPA Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to FNBPA or any FNBPA Subsidiary; (iii) requiring, or threatening to require, FNBPA or any FNBPA Subsidiary, or indicating that FNBPA or any FNBPA Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any Governmental Entity or Bank Regulator which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of FNBPA or any FNBPA Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of FNBPA or any FNBPA Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “FNBPA Regulatory Agreement”). Copies of all FNBPA Regulatory Agreements, if any, and all related correspondence between or among FNBPA or any FNBPA Subsidiary and any Bank Regulator have heretofore been made available to Juniata. Neither FNBPA nor any FNBPA Subsidiary has consented to or entered into any FNBPA Regulatory Agreement that is currently in effect or that was in effect since January 1, 2014. The most recent regulatory rating given to FNB Port Allegany as to compliance with the Community Reinvestment Act (“CRA”) is satisfactory or better.

4.12. Employee Benefit Plans.

(a) Schedule 4.12 contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor), including, without limitation, supplemental executive retirement plans, stock purchase plans, stock option plans, restricted stock plans, stock appreciation rights plans, severance arrangements, employment agreements, consulting agreements, settlement agreements, release agreements, loan arrangements, change-in-control agreements, fringe benefit plans, bonus plans, incentive plans, director deferred agreements, director retirement agreements, deferred compensation plans and all other benefit practices, policies and arrangements under which any current or former employee, director or independent contractor of FNBPA or any FNBPA Subsidiary has any present or future right to benefits or under which FNBPA or any FNBPA Subsidiary has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “FNBPA Benefit Plans.”

(b) With respect to each FNBPA Benefit Plan, FNBPA has made available to Juniata a current, accurate and complete copy thereof (or a written summary of the material terms of any unwritten plan) and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter issued by the IRS and any current application to the IRS for such letter, if applicable; (iii) the most recent summary plan description and any subsequent summaries of material modifications or planned modification; and (iv) annual return/reports on Form 5500 for the last three plan years with respect to each FNBPA Benefit Plan which is required to file such annual return/report.

(c) (i) Each FNBPA Benefit Plan has been established and administered in all respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each FNBPA Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and with respect to all plan document qualification requirements for which the applicable remedial amendment period under Section 401(b) of the Code has closed, any amendments required by such determination letter were made as and when required by such determination letter, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would subject FNBPA or any FNBPA Subsidiary, solely by reason of its affiliation with any past or present “ERISA Affiliate” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any Tax, fine, lien, penalty or other liability imposed by

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ERISA or the Code; (iv) except as set forth in Schedule 4.12, no FNBPA Benefit Plan provides, and FNBPA and the FNBPA Subsidiaries have no obligation to provide, any welfare benefits to any employee or service provider (or any beneficiary thereof) after the employee’s termination of employment and/or the service provider’s termination of service other than as required by Section 4980B of the Code and/or other applicable law; (v) FNBPA and the FNBPA Subsidiaries, as applicable, have made or provided for all contributions required under the terms of each FNBPA Benefit Plan and all contributions have been made within the time required by applicable law; and (vi) to the Knowledge of FNBPA, neither FNBPA or any FNBPA Subsidiary has engaged in a transaction with respect to any FNBPA Benefit Plan which would subject FNBPA or any FNBPA Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

(d) Except as set forth in Schedule 4.12, FNBPA and the FNBPA Subsidiaries do not maintain, and have never maintained, a defined benefit plan. None of the FNBPA Benefit Plans is a “multiemployer plan” (within the meaning of ERISA section 3(37)) and none of FNBPA, the FNBPA Subsidiaries or any ERISA Affiliate has any liability with respect to a multiemployer plan that remains unsatisfied.

(e) Except as set forth in Schedule 4.12, with respect to any FNBPA Benefit Plan, the assets of any trust under such FNBPA Benefit Plan, FNBPA Benefit Plan sponsor, FNBPA Benefit Plan fiduciary or FNBPA Benefit Plan administrator, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of FNBPA, threatened and (ii) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

(f) Except as set forth in Schedule 4.12, the consummation of the transactions contemplated herein will not, separately or together with any other event, (i) entitle any employee, officer or director of FNBPA or any FNBPA Subsidiary to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation due to any such employee, officer or director.

(g) All FNBPA Benefit Plans which provide for the deferral of compensation, within the meaning of Section 409A of the Code, have been administered in compliance with Section 409A of the Code. Except as set forth in Schedule 4.12, no outstanding stock options and no shares of restricted stock are subject to Section 409A of the Code. In addition, Schedule 4.12 sets forth the amounts of any unfunded deferred compensation payable to any employee or director of FNBPA.

(h) FNBPA has not communicated to any current or former employee thereof any intention or commitment to modify any FNBPA Benefit Plan or contract to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

(i) Except as set forth in Schedule 4.12, no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by FNBPA or any FNBPA Subsidiary with respect to any ongoing, frozen, or terminated FNBPA or FNBPA Subsidiary Plan.

(j) No notice of a reportable event within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has been waived, has been required to be filed for any FNBPA Benefit Plan within the past twelve (12) months.

4.13. Environmental Matters.

Except as may be set forth in Schedule 4.13, with respect to FNBPA and each FNBPA Subsidiary:

(a) Neither (i) the conduct nor operation of the business of FNBPA or any FNBPA Subsidiary nor (ii) any condition of any property currently or previously owned or operated by FNBPA or any FNBPA Subsidiary (including, without limitation, in a fiduciary or agency capacity), results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon FNBPA or any FNBPA Subsidiary. No condition exists or has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to FNBPA or any FNBPA Subsidiary by reason of any Environmental Laws. Neither FNBPA nor any FNBPA Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that FNBPA or

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any FNBPA Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them (including any Other Real Estate Owned or property pledged as collateral for any loan held by FNBPA or any FNBPA Subsidiary) are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon FNBPA or any FNBPA Subsidiary;

(b) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the FNBPA’s Knowledge, threatened, before any court, Governmental Entity or other forum against FNBPA or any FNBPA Subsidiary (i) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (ii) relating to the presence of or release into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by FNBPA or any FNBPA Subsidiary; and

(c) There are no underground storage tanks on, in or under any properties owned or operated by FNBPA or any of the FNBPA Subsidiaries, and no underground storage tanks have been closed or removed from any properties owned or operated by FNBPA or any of the FNBPA Subsidiaries except in compliance with Environmental Laws in all material respects.

4.14. Brokers, Finders and Financial Advisors.

Neither FNBPA nor any FNBPA Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Boenning & Scattergood, Inc. (“Boenning”) by FNBPA and the fee payable pursuant thereto, which is described on Schedule 4.14.

4.15. Loan Matters.

(a) The allowance for loan losses reflected in FNBPA’s audited consolidated balance sheet at December 31, 2014 was, and the allowance for loan losses shown on FNBPA’s balance sheets for periods ending after December 31, 2014 was or will be, adequate, as of the date thereof, under GAAP.

(b) Schedule 4.15(b) sets forth a listing, as of May 31, 2015 by account, of: (i) all loans (including loan participations) of FNB Port Allegany or any other FNBPA Subsidiary that have been accelerated during the past twelve months; (ii) all loan commitments or lines of credit of FNB Port Allegany or any other FNBPA Subsidiary which have been terminated by FNB Port Allegany or any other FNBPA Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) each borrower, customer or other party which has notified FNB Port Allegany or any other FNBPA Subsidiary during the past twelve months of, or has asserted against FNB Port Allegany or any other FNBPA Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of FNB Port Allegany, each borrower, customer or other party which has given FNB Port Allegany or any other FNBPA Subsidiary any oral notification of, or orally asserted to or against FNB Port Allegany or any other FNBPA Subsidiary, any such claim; (iv) all loans (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (D) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (E) where a specific reserve allocation exists in connection therewith; and (v) all assets classified by FNB Port Allegany or any FNB Port Allegany Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets

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currently held that were acquired through foreclosure or in lieu of foreclosure. Except as set forth on Schedule 4.15(b), all loans of FNB Port Allegany have been classified as of May 31, 2015 in accordance with the loan policies and procedures of FNB Port Allegany.

(c) All loans receivable (including discounts) and accrued interest entered on the books of FNBPA and the FNBPA Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of FNBPA’s or the appropriate FNBPA Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. The loans, discounts and the accrued interest reflected on the books of FNBPA and the FNBPA Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by FNBPA or the appropriate FNBPA Subsidiary free and clear of any liens.

(d) The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

(e) Schedule 4.15(e) sets forth, as of May 31, 2015, a schedule of all executive officers and directors of FNBPA who have outstanding loans from FNBPA or FNB Port Allegany, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(f) To the Knowledge of FNBPA, no shares of FNBPA Common Stock were purchased with the proceeds of a loan made by FNBPA or any FNBPA Subsidiary.

4.16. Related Party Transactions.

Except as set forth in Schedule 4.16, neither FNBPA nor any FNBPA Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of FNBPA or any FNBPA Subsidiary. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features (as such terms are used under Item 404 of SEC Regulation S-K promulgated under the Securities Act and the Exchange Act). No loan or credit accommodation to any Affiliate of FNBPA or any FNBPA Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither FNBPA nor any FNBPA Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by FNBPA is inappropriate.

4.17. Credit Card Accounts and Merchant Processing.

(a) Credit Card Accounts.  Except as set forth on Schedule 4.17, neither FNBPA nor any FNBPA Subsidiary originates, maintains or administers credit card accounts.

(b) Merchant Processing.  Except as set forth on Schedule 4.17, neither FNBPA nor any FNBPA Subsidiary provides, or has provided, merchant credit card processing services to any merchants.

4.18. Required Vote.

The affirmative vote of the holders of two thirds of the outstanding shares of FNBPA Common Stock is required to approve this Agreement and the Merger under FNBPA’s articles of incorporation and the PBCL.

4.19. Registration Obligations.

Neither FNBPA nor any FNBPA Subsidiary is under any obligation, contingent or otherwise, that will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

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4.20. Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for FNBPA’s own account, or for the account of one or more of FNBPA’s Subsidiaries or their customers (all of which are set forth in Schedule 4.20), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of FNBPA or any FNBPA Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither FNBPA nor any FNBPA Subsidiary, nor to the Knowledge of FNBPA any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

4.21. Fairness Opinion.

FNBPA has received a written opinion from Boenning to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration is fair to FNBPA shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.22. Trust Accounts.

FNB Port Allegany and each FNBPA Subsidiary has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and applicable laws and regulations. Neither FNB Port Allegany nor any other FNBPA Subsidiary, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

4.23. Intellectual Property.

FNBPA and each FNBPA Subsidiary owns or possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of FNBPA’s or each of FNBPA’s Subsidiaries’ business, and neither FNBPA nor any FNBPA Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. FNBPA and each FNBPA Subsidiary has performed all the material obligations required to be performed, and are not in default in any material respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To FNBPA’s Knowledge, the conduct of the business of FNBPA and each FNBPA Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

4.24. Labor Matters.

There are no labor or collective bargaining agreements to which FNBPA or any FNBPA Subsidiary is a party. To the Knowledge of FNBPA, there is no activity involving FNBPA or any FNBPA Subsidiary seeking to certify a collective bargaining unit involving any of their employees. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or threatened against FNBPA or any FNBPA Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of FNBPA, threatened against FNBPA or any FNBPA Subsidiary (other than routine employee grievances that are not related to union employees). FNBPA and each FNBPA Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

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4.25. FNBPA Information Supplied.

The information relating to FNBPA and any FNBPA Subsidiary to be contained in the Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

4.26. Quality of Representations.

The representations made by FNBPA in this Agreement are true, correct and complete in all material respects and do not omit statements necessary to make the representations not misleading under the circumstances.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF JUNIATA

Juniata represents and warrants to FNBPA that the statements contained in this Article V are correct and complete as of the date of this Agreement, except as set forth in the Disclosure Schedules delivered by Juniata to FNBPA on the date hereof. Juniata has made a good faith effort to ensure that the disclosure on each schedule of the Juniata Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the Juniata Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule.

5.1. Organization.

(a) Juniata is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and is duly registered as a bank holding company under the BHCA. Juniata has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

(b) JVB is a Pennsylvania-chartered bank duly organized and validly existing under the laws of the Commonwealth of Pennsylvania. JVB has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification. The deposits of JVB are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. JVB is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(c) Schedule 5.1(c) sets forth each Juniata Subsidiary, the state of organization of each Juniata Subsidiary and the percentage of the outstanding equity securities, membership or other interests of such Juniata Subsidiary owned by Juniata or JVB. Each Juniata Subsidiary is a corporation, limited liability company or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each Juniata Subsidiary has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

(d) The respective minute books of Juniata and each Juniata Subsidiary accurately record, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including all committees thereof).

(e) Prior to the date of this Agreement, Juniata has made available to FNBPA true and correct copies of the articles of incorporation and bylaws of Juniata and JVB and each other Juniata Subsidiary, each as in effect on the date hereof.

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5.2. Capitalization.

(a) The authorized capital stock of Juniata consists of 20,000,000 shares of common stock, $1.00 par value, of which 4,190,683 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, and 500,000 shares of preferred stock, no par value (“Juniata Preferred Stock”), none of which are outstanding. Juniata holds 555,143 shares of Juniata Common Stock as treasury stock. Neither Juniata nor any Juniata Subsidiary has or is bound by any Rights of any character or any rights relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Juniata Common Stock or Juniata Preferred Stock, or any other security of Juniata or any Juniata Subsidiary, other than those set forth on Schedule 5.2(a). Schedule 5.2(a) sets forth the name of each holder and the number of outstanding options, warrants, or other rights to purchase, and securities convertible or exchangeable into Juniata Common Stock or Juniata Preferred Stock, the number of shares each holder may acquire pursuant to the exercise of such options and warrants, the grant and vesting dates, and the exercise price relating to the options or warrants held.

(b) Juniata owns all of the capital stock of JVB free and clear of any lien or encumbrance. Except for the Juniata Subsidiaries, or as set forth Schedule 5.2(b) Juniata does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of Juniata Subsidiaries, equity interests held by Juniata Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of Juniata Subsidiaries, including stock in the FHLB. Either Juniata or JVB owns all of the outstanding shares of capital stock or equity interests of each Juniata Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.

(c) To Juniata’s Knowledge, except as set forth on Schedule 5.2(c), no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Juniata Common Stock.

(d) All contractual or other rights or obligations (including preemptive rights) of Juniata or any Juniata Subsidiary to purchase or sell any shares of capital stock, partnership, membership or joint venture interests, or other equitable interests in any Person are set forth on Schedule 5.2(d).

5.3. Authority; No Violation.

(a) Juniata has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Regulatory Approvals and the approval of this Agreement by Juniata’s shareholders, to consummate the transactions contemplated hereby. JVB has full corporate power and authority to execute and deliver the Bank Plan of Merger and to complete the Bank Merger, subject to receipt of all necessary Regulatory Approvals. The execution and delivery of this Agreement by Juniata and the completion by Juniata of the transactions contemplated hereby, including the Merger have been duly and validly approved by the Board of Directors of Juniata, and no other corporate proceedings on the part of Juniata are necessary to complete the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by Juniata and, subject to the receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by FNBPA, constitutes the valid and binding obligations of Juniata, enforceable against Juniata in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity. The Bank Plan of Merger, upon its execution and delivery by JVB concurrently with, or as soon as reasonably practicable after, the execution and delivery of this Agreement, will constitute the valid and binding obligation of JVB, enforceable against JVB in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

(b) Subject to receipt of Regulatory Approvals and FNBPA’s and Juniata’s compliance with any conditions contained therein and to the receipt of the approval of the shareholders of Juniata, (i) the execution and delivery of this Agreement by Juniata, (ii) the consummation of the transactions contemplated hereby, and (iii) compliance by Juniata with any of the terms or provisions hereof will not (A) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of Juniata or any Juniata Subsidiary, including JVB, (B) violate any statute, code, ordinance, rule,

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regulation, judgment, order, writ, decree or injunction applicable to Juniata or any Juniata Subsidiary or any of their respective properties or assets, or (C) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Juniata or any Juniata Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected.

5.4. Consents.

Except for the Regulatory Approvals, approvals of the shareholders of Juniata, and consents, approvals, filings and registrations from or with the SEC and state “blue sky” authorities, and compliance with any conditions contained therein, no consents or approvals or waivers of, or filings or registrations with, any Governmental Entity are or will be necessary, and no consents or approvals of any third parties are or will be necessary, in connection with (a) the execution and delivery of this Agreement by Juniata or the Bank Plan of Merger by JVB and (b) the completion by Juniata of the transactions contemplated hereby or by JVB of the Bank Merger. Juniata has no reason to believe that the consents and approvals set forth above will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact the ability of Juniata or JVB to complete the transactions contemplated by this Agreement.

5.5. SEC Reports; Financial Statements; Undisclosed Liabilities.

(a) Juniata has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2014, pursuant to the federal securities laws and the SEC’s rules and regulations thereunder (collectively, the “SEC Reports”), all of which, as of their respective dates, complied in all material respects with all applicable requirements of the Exchange Act. Except to the extent that information contained in any such SEC Report has been revised, amended, supplemented or superseded by a subsequent SEC Report, none of the SEC Reports, including, without limitation, any financial statements or schedules included therein, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) Juniata has previously made available, or will make available, to FNBPA the Juniata Regulatory Reports. The Juniata Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, throughout the periods covered by such statements, and fairly present or will fairly present in all material respects the financial position, results of operations and changes in shareholders’ equity of Juniata as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, applied on a consistent basis.

(c) The consolidated balance sheets and the related consolidated statements of operations and cash flows (including the related notes thereto) of Juniata included in SEC Reports, as of their respective dates, complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except as otherwise noted therein), and present fairly, in all material respects, the consolidated financial position of Juniata and its consolidated Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

(d) Except (i) as reflected in Juniata’s unaudited balance sheet at March 31, 2015 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP), (ii) for liabilities incurred in the ordinary course of business since March 31, 2015 consistent with past practices or in connection with this Agreement or the transactions contemplated hereby, neither Juniata nor any of its Subsidiaries has any material liabilities or obligations of any nature

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or (iii) as would not individually or in the aggregate have a Material Adverse Effect. SEC Reports describe, and Juniata has delivered to FNBPA copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K promulgated under the 1933 Act) effected by Juniata or its Subsidiaries since BDO USA, LLP expressed its opinion with respect to the financial statements of Juniata and its Subsidiaries included in SEC Reports (including the related notes).

(e) BDO USA, LLP is a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002 (the “SOX Act”)), (y) is and has been throughout the periods of Juniata’s financial statements audited by it, “independent” with respect to Juniata within the meaning of Regulation S-X, and (z) was, during all such periods, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board. SEC Reports describe the types of non-audit services performed by BDO USA, LLP for Juniata and its Subsidiaries since December 31, 2014, other than non-audit services performed in connection with the transactions contemplated by this Agreement.

(f) Each of Juniata and the Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Juniata and to maintain accountability for Juniata’s consolidated assets; (iii) access to Juniata’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of Juniata’s assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(g) Juniata maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are designed to ensure that all material information concerning Juniata and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Juniata’s filings with the SEC and other public disclosure documents. Schedule 4.6(f) lists, and Juniata has delivered to FNBPA copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. To Juniata’s Knowledge, except as set forth in SEC Reports, each director and executive officer of Juniata has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since January 1, 2015. As used in this Section, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. None of Juniata’s or any Subsidiary’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Juniata or such Subsidiary or their independent accountants.

(h) Each of the Chief Executive Officer and the Chief Financial Officer of Juniata has signed, and Juniata has furnished to the SEC, all certifications required by Sections 302 and 906 of the SOX Act; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Juniata nor any of its officers has received notice from any federal, state, local or foreign government, any court, any administrative, regulatory (including any stock exchange) or other Government Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(i) To the Knowledge of Juniata, the matters and statements made in all certifications filed with the SEC pursuant to Sections 302 and 906 of the SOX Act were true as of the date thereof.

(j) Except as would not individually or in the aggregate have a Company Material Adverse Effect, Juniata is in compliance with the SOX Act.

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5.6. Taxes.

Juniata and the Juniata Subsidiaries are members of the same affiliated group within the meaning of Section 1504(a) of the Code. Juniata has duly filed, and will file, all federal, state and local tax returns required to be filed by, or with respect to, Juniata and each Juniata Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all federal, state and local taxes that have been incurred by or are due or claimed to be due from Juniata and any Juniata Subsidiary by any taxing authority or pursuant to any tax sharing agreement on or prior to the Closing Date other than taxes or other charges that (a) are not delinquent, (b) are being contested in good faith, or (c) have not yet been fully determined. As of the date of this Agreement, Juniata has received no written notice of, and to Juniata’s Knowledge there is no, audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of Juniata or any Juniata Subsidiary, and no written claim has been made by any authority in a jurisdiction where Juniata or any Juniata Subsidiary does not file tax returns that Juniata or any Juniata Subsidiary is subject to taxation in that jurisdiction. Juniata and the Juniata Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. Juniata and each Juniata Subsidiary has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Juniata and each Juniata Subsidiary, to the Knowledge of Juniata, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements. Except as set forth in Schedule 5.6, neither Juniata nor any Juniata Subsidiary is a party to any tax sharing, tax indemnity, or tax allocation agreement or similar contract or understanding.

5.7. No Material Adverse Effect.

Juniata has not suffered any Material Adverse Effect since December 31, 2014, and no event has occurred or circumstance arisen since that date that, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Juniata.

5.8. Material Contracts; Leases; Defaults.

(a) Except as set forth in Schedule 5.8(a), neither Juniata nor any Juniata Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee of Juniata or any Juniata Subsidiary, except for “at will” arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of Juniata or any Juniata Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of Juniata or any Juniata Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by Juniata or any Juniata Subsidiary; (v) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Juniata or any Juniata Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) that would be applicable on or after the Closing Date to any Person; (vi) any other agreement, written or oral, that obligates Juniata or any Juniata Subsidiary for the payment of more than $150,000 annually or for the payment of more than $500,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment (other than agreements for commercially available “off-the-shelf” software), or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by Juniata or any Juniata Subsidiary (it being understood that any non-compete or similar provision shall be deemed material, but any limitation on the scope of any license granted under any such agreement shall not be deemed material).

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(b) Schedule 5.8(b) identifies each parcel of real estate owned, leased or subleased by Juniata, JVB or a Juniata Subsidiary. Each real estate lease that requires the consent of the lessor or its agent resulting from the Merger or the Bank Merger by virtue of the terms of any such lease, is listed in Schedule 5.8(b), identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, neither Juniata nor any Juniata Subsidiary is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(c) True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 5.8(a) and 5.8(b) (“Juniata Material Contracts”) have been made available to FNBPA on or before the date hereof, and are in full force and effect on the date hereof, and neither Juniata nor any Juniata Subsidiary (nor, to the Knowledge of Juniata, any other party to any Juniata Material Contract) has materially breached any provision of, or is in default in any respect under any term of, any Juniata Material Contract. Except as listed on Schedule 5.8(c), no party to any Juniata Material Contract will have the right to terminate any or all of the provisions of any such Juniata Material Contract as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.

(d) Since December 31, 2014, through and including the date of this Agreement, neither Juniata nor any Juniata Subsidiary has (i) except for normal increases for employees made in the ordinary course of business consistent with past practice or as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2014 (which amounts have been previously made available to FNBPA), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on Schedule 5.12, as in effect as of the date hereof), or paid any bonus other than the customary bonuses in amounts consistent with past practice, (ii) granted any options or warrants to purchase shares of Juniata Common Stock, or any Right to any executive officer, director or employee other than grants made in the ordinary course of business consistent with past practice under any option or benefit plan and set forth on Schedule 5.2(a), (iii) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of Juniata or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments except at the direction or request of any Bank Regulator, (vii) entered into any lease of real or personal property requiring annual payments in excess of $50,000 other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of Juniata or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy except in accordance with any changes in GAAP, or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

5.9. Ownership of Property; Insurance.

(a) Juniata and each Juniata Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by Juniata or any Juniata Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Juniata Financial Statements or Juniata Regulatory Reports or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except

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(i) those items that secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a Juniata Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or that are being contested in good faith, (iii) non-monetary liens affecting real property that do not adversely affect the value or use of such real property, and (iv) those described and reflected in the Juniata Financial Statements. Juniata and the Juniata Subsidiaries, as lessee, have the right under valid and enforceable leases of real and personal properties used by Juniata and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Neither Juniata or any Juniata Subsidiary is in default in any material respect under any lease for any real or personal property to which either Juniata or any Juniata Subsidiary is a party, and there has not occurred any event that, with lapse of time or the giving of notice or both, would constitute such default, except for such defaults that, either individually or in the aggregate, will not have a Material Adverse Effect on Juniata.

(b) With respect to all agreements pursuant to which Juniata or any Juniata Subsidiary has purchased securities subject to an agreement to resell, if any, Juniata or such Juniata Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(c) Juniata and each Juniata Subsidiary currently maintain insurance considered by Juniata to be reasonable for their respective operations in accordance with industry practice. Neither Juniata nor any Juniata Subsidiary, except as set forth in Schedule 5.9(c), has received notice from any insurance carrier that (i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by Juniata or any Juniata Subsidiary under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect. Within the last three years, Juniata and each Juniata Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. Schedule 5.9(c) identifies all material policies of insurance maintained by Juniata and each Juniata Subsidiary.

5.10. Legal Proceedings.

Except as set forth in Schedule 5.10, neither Juniata nor any Juniata Subsidiary is a party to any, and there are no pending or, to the Knowledge of Juniata, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (a) against Juniata or any Juniata Subsidiary, (b) to which Juniata or any Juniata Subsidiary’s assets are or may be subject, (c) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (d) that would reasonably be expected to adversely affect the ability of Juniata or JVB to perform under this Agreement.

5.11. Compliance With Applicable Law.

(a) Each of Juniata and each Juniata Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Emergency Economic Stabilization Act of 2008, as amended, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collections Practices Act, the Truth in Lending Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Juniata nor any Juniata Subsidiary has received any written notice to the contrary. The Board of Directors of JVB has adopted and JVB has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed

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ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.

(b) Each of Juniata and each Juniata Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Juniata; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects, and no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

(c) Since January 1, 2014, neither Juniata nor any Juniata Subsidiary has received any written notification or any other communication from any Bank Regulator (i) asserting that Juniata or any Juniata Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization that is material to Juniata or any Juniata Subsidiary; (iii) requiring or threatening to require Juniata or any Juniata Subsidiary, or indicating that Juniata or any Juniata Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any Governmental Entity or Bank Regulator that is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of Juniata or any Juniata Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) except as disclosed in Schedule 5.11(c), directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Juniata or any Juniata Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Juniata Regulatory Agreement”). Copies of all Juniata Regulatory Agreements, if any, and all related correspondence between or among Juniata or any Juniata Subsidiary and any Bank Regulator have heretofore been made available to FNBPA. Neither Juniata nor any Juniata Subsidiary has consented to or entered into any Juniata Regulatory Agreement that is currently in effect or that was in effect since January 1, 2014. The most recent regulatory rating given to JVB as to compliance with the CRA is satisfactory or better.

5.12. Employee Benefit Plans.

(a) Schedule 5.12 contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor), including, without limitation, supplemental executive retirement plans, stock purchase plans, stock option plans, restricted stock plans, stock appreciation rights plans, severance arrangements, employment agreements, consulting agreements, settlement agreements, release agreements, loan arrangements, change-in-control agreements, fringe benefit plans, bonus plans, incentive plans, director deferred agreements, director retirement agreements, deferred compensation plans and all other benefit practices, policies and arrangements under which any current or former employee, director or independent contractor of Juniata or any Juniata Subsidiary has any present or future right to benefits or under which Juniata or any Juniata Subsidiary has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Juniata Benefit Plans.”

(b) With respect to each Juniata Benefit Plan, Juniata has made available to FNBPA a current, accurate and complete copy thereof (or a written summary of the material terms of any unwritten plan) and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter issued by the IRS and any current application to the IRS for such letter, if applicable; (iii) the most recent summary plan description and any subsequent summaries of material modifications or planned modification; and (iv) annual return/reports on Form 5500 for the last three plan years with respect to each Juniata Benefit Plan which is required to file such annual return/report.

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(c) Each Juniata Benefit Plan has been established and administered in all respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Juniata Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and with respect to all plan document qualification requirements for which the applicable remedial amendment period under Section 401(b) of the Code has closed, any amendments required by such determination letter were made as and when required by such determination letter, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would subject Juniata or any Juniata Subsidiary, solely by reason of its affiliation with any past or present “ERISA Affiliate”, to any Tax, fine, lien, penalty or other liability imposed by ERISA or the Code; (iv) except as set forth in Schedule 5.12, no Juniata Benefit Plan provides, and Juniata and the Juniata Subsidiaries have no obligation to provide, any welfare benefits to any employee or service provider (or any beneficiary thereof) after the employee’s termination of employment and/or the service provider’s termination of service other than as required by Section 4980B of the Code and/or other applicable law; and (v) Juniata and the Juniata Subsidiaries, as applicable, have made or provided for all contributions required under the terms of each Juniata Benefit Plan and all contributions have been made within the time required by applicable law; and (vi) to the Knowledge of Juniata, neither Juniata or any Juniata Subsidiary has engaged in a transaction with respect to any Juniata Benefit Plan which would subject Juniata or any Juniata Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

(d) Except as disclosed on Schedule 5.12, Juniata and the Juniata Subsidiaries do not maintain, and have never maintained, a defined benefit plan. None of the Juniata Benefit Plans is a “multiemployer plan” (within the meaning of ERISA Section 3(37)) and none of Juniata, the Juniata Subsidiaries, or any ERISA Affiliate has any liability with respect to a multiemployer plan that remains unsatisfied.

(e) Except as set forth in Schedule 5.12, with respect to any Juniata Benefit Plan, the assets of any trust under such Juniata Benefit Plan, Juniata Benefit Plan sponsor, Juniata Benefit Plan fiduciary or Juniata Benefit Plan administrator, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Juniata, threatened and (ii) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

(f) Except as set forth in Schedule 5.12, the consummation of the transactions contemplated herein will not, separately or together with any other event, (i) entitle any employee, officer or director of Juniata or any Juniata Subsidiary to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation due to any such employee, officer or director.

(g) All Juniata Benefit Plans which provide for the deferral of compensation, within the meaning of Section 409A of the Code, have been administered in compliance with Section 409A of the Code. Except as set forth in Schedule 5.11, no outstanding stock options and no shares of restricted stock are subject to Section 409A of the Code. In addition, Schedule 5.11 sets forth the amounts of any unfunded deferred compensation payable to any employee or director of Juniata.

(h) Juniata has not communicated to any current or former employee thereof any intention or commitment to modify any Juniata Benefit Plan or contract to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

(i) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Juniata or any Juniata Subsidiary with respect to any ongoing, frozen, or terminated Juniata or Juniata Subsidiary Plan.

(j) No notice of a reportable event within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has been waived, has been required to be filed for any Juniata Benefit Plan within the past twelve (12) months.

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5.13. Environmental Matters.

Except as may be set forth in Schedule 5.13, with respect to Juniata and each Juniata Subsidiary:

(a) Neither the conduct nor operation of the business of Juniata or any Juniata Subsidiary nor any condition of any property currently or previously owned or operated by Juniata or any Juniata Subsidiary (including, without limitation, in a fiduciary or agency capacity), results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Juniata or any Juniata Subsidiary. No condition exists or has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to Juniata or any Juniata Subsidiary by reason of any Environmental Laws. Neither Juniata nor any Juniata Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that Juniata or any Juniata Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them (including any Other Real Estate Owned or property pledged as collateral for any loan held by Juniata or any Juniata Subsidiary) are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Juniata or any Juniata Subsidiary;

(b) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Juniata’s Knowledge, threatened, before any court, Governmental Entity or other forum against Juniata or any Juniata Subsidiary (i) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (ii) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by Juniata or any Juniata Subsidiary; and

(c) There are no underground storage tanks on, in or under any properties owned or operated by Juniata or any of the Juniata Subsidiaries, and no underground storage tanks have been closed or removed from any properties owned or operated by Juniata or any of the Juniata Subsidiaries except in compliance with Environmental Laws in all material respects.

5.14. Brokers, Finders and Financial Advisors

Neither Juniata nor any Juniata Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Ambassador Financial Group, Inc. (“Ambassador”) and the fee payable pursuant thereto.

5.15. Loan Matters.

(a) The allowance for loan losses reflected in Juniata’s audited consolidated balance sheet at December 31, 2014 was, and the allowance for loan losses shown on Juniata’s balance sheets for periods ending after December 31, 2014 was or will be, adequate, as of the date thereof, under GAAP.

(b) Schedule 5.15(b) sets forth a listing, as of May 31, 2014, by account, of: (i) all loans (including loan participations) of JVB or any other Juniata Subsidiary that have been accelerated during the past twelve months; (ii) all loan commitments or lines of credit of JVB or any other Juniata Subsidiary which have been terminated by JVB or any other Juniata Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) each borrower, customer or other party which has notified JVB or any other Juniata Subsidiary during the past twelve months of, or has asserted against JVB or any other Juniata Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of JVB, each borrower, customer or other party which has given JVB or any other Juniata Subsidiary any oral notification of, or orally asserted to or against JVB or any other FNBPA Subsidiary, any such claim; (iv) all loans (A) that are contractually past due 90 days or more in the payment of

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principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (D) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (E) where a specific reserve allocation exists in connection therewith; and (v) all assets classified by JVB or any JVB Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. Except as set forth on Schedule 5.15(b), all loans of JVB have been classified as of May 31, 2015 in accordance with the loan policies and procedures of JVB.

(c) All loans receivable (including discounts) and accrued interest entered on the books of Juniata and the Juniata Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Juniata’s or the appropriate Juniata Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. The loans, discounts and the accrued interest reflected on the books of Juniata and the Juniata Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by Juniata or the appropriate Juniata Subsidiary free and clear of any liens.

(d) The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

(e) Schedule 5.15(e) sets forth, as of May 31, 2015, a schedule of all executive officers and directors of Juniata who have outstanding loans from Juniata or JVB, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(f) To the Knowledge of Juniata, no shares of Juniata Common Stock were purchased with the proceeds of a loan made by Juniata or any FNBPA Subsidiary.

5.16. No FNBPA Capital Stock.

Neither Juniata nor any Juniata Subsidiary beneficially owns, directly or indirectly, any shares of FNBPA Common Stock, or any options, warrants or other rights to acquire any FNBPA Common Stock, except pursuant to the Merger as contemplated in this Agreement.

5.17. Juniata Common Stock

The shares of Juniata Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights. Juniata has or as of the Effective Time will have sufficient authorized and unissued shares to issue the Merger Consideration at the Effective Time.

5.18. Related Party Transactions.

Except as set forth in Schedule 5.18, neither Juniata nor any Juniata Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of Juniata or any Juniata Subsidiary. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features (as such terms are used under Item 404 of SEC Regulation S-K promulgated under the Securities Act and the Exchange Act). No loan or credit accommodation to any Affiliate of Juniata or any Juniata Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or

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extended. Neither Juniata nor any Juniata Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Juniata is inappropriate.

5.19. Credit Card Accounts and Merchant Processing.

(a) Credit Card Accounts.  Except as set forth on Schedule 5.19, neither Juniata nor any Juniata Subsidiary originates, maintains or administers credit card accounts.

(b) Merchant Processing.  Except as set forth on Schedule 5.19, neither Juniata nor any Juniata Subsidiary provides, or has provided, merchant credit card processing services to any merchants.

5.20. Required Vote.

The affirmative vote of the holders of two thirds of the votes which the Juniata shareholders are entitled to cast on the matter is required to approve this Agreement and the Merger under Juniata’s articles of incorporation and the PBCL.

5.21. Registration Obligations.

Except for the shares of Juniata Common Stock to be issued under Article III of this Agreement, neither Juniata nor any Juniata Subsidiary is under any obligation, contingent or otherwise, that will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

5.22. Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Juniata’s own account, or for the account of one or more of FNBPA’s Subsidiaries or their customers (all of which are set forth in Schedule 5.22), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Juniata or any Juniata Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Juniata nor any Juniata Subsidiary, nor to the Knowledge of Juniata any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

5.23. Trust Accounts.

Juniata and each Juniata Subsidiary has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither JVB nor any other Juniata Subsidiary, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

5.24. Intellectual Property.

Juniata and each Juniata Subsidiary owns or possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of Juniata’s or each of Juniata’s Subsidiaries’ business, and neither Juniata nor any Juniata Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. Juniata and each Juniata Subsidiary has performed all the material obligations required to be performed, and are not in default in any material respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To Juniata’s Knowledge, the conduct of the business of Juniata and each Juniata Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

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5.25. Labor Matters.

There are no labor or collective bargaining agreements to which Juniata or any Juniata Subsidiary is a party. To the Knowledge of Juniata, there is no activity involving Juniata or any Juniata Subsidiary seeking to certify a collective bargaining unit involving any of their employees. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or threatened against Juniata or any Juniata Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Juniata, threatened against Juniata or any Juniata Subsidiary (other than routine employee grievances that are not related to union employees). Juniata and each Juniata Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

5.26. Low Income Housing Tax Credits.

To the Knowledge of Juniata, each syndication of property in which Juniata or JVB has invested for the purpose of allowing Juniata or JVB to claim a low income housing tax credit or similar tax credit is eligible and qualifies for the relevant tax credit in an amount no less than the amount that it was intended to produce. For avoidance of doubt, to the Knowledge of Juniata, the Mann Edge Terrace Low Income Housing Syndication, in which Juniata has invested, is eligible and qualifies for the relevant tax credit relating thereto in an amount no less than $572,218 per year through the year 2022.

5.27. Dividend Rate.  Juniata has no current intention to change its current per share dividend rate.
5.28. Juniata Information Supplied.

The information relating to Juniata and any Juniata Subsidiary to be contained in the Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

5.29. Quality of Representations.

The representations made by Juniata in this Agreement are true, correct and complete in all material respects and do not omit statements necessary to make the representations not misleading under the circumstances.

ARTICLE VI
COVENANTS OF FNBPA

6.1. Conduct of Business.

(a) Affirmative Covenants.  From the date of this Agreement to the Effective Time, except with the written consent of Juniata (which shall not be unreasonably withheld, conditioned or delayed), FNBPA will, and it will cause each FNBPA Subsidiary to, (i) operate its business only in the usual, regular and ordinary course of business (ii) use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and (iii) voluntarily take no action that would, or would be reasonably likely to, materially adversely affect the ability of the parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or materially adversely affect its ability to perform its covenants and agreements under this Agreement.

(b) Negative Covenants.  FNBPA agrees that from the date of this Agreement to the Effective Time, except as (i) otherwise specifically permitted or required by this Agreement, (ii) set forth in Schedule 6.1(b), (iii) consented to by Juniata in writing and, except with respect to paragraphs 1, 2, 7 and 8 of this Section 6.1(b), such consent not to be unreasonably withheld, conditioned or delayed, or (iv) required by any Bank Regulator, FNBPA will not, and it will cause each FNBPA Subsidiary not to:

(1) change or waive any provision of its articles of incorporation, charter or bylaws, except as required by law, or appoint any new directors to its board of directors, except to fill any vacancy in accordance with its bylaws;

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(2) change the number of authorized or issued shares of its capital stock, issue any shares of FNBPA capital stock, including any shares that are held as Treasury Stock as of the date of this Agreement, or issue or grant any right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under any option or benefit plan, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that (i) FNBPA may issue shares of FNBPA Common Stock upon the valid exercise, in accordance with the information set forth in Schedule 4.2(a), of presently outstanding FNBPA Options and FNBPA Warrants, (ii) any FNBPA Subsidiary may pay dividends to its parent company (as permitted under applicable law or regulations) consistent with past practice; and (iii) if the Effective Date has not yet occurred, FNBPA may declare and pay, consistent with past practices, its regular dividend; provided, however, that (A) if the record date for the regular cash dividend of Juniata for the same period (for example, the fourth quarter 2015) is post-Effective Time (such that FNBPA shareholders would be entitled to receive a cash dividend from both FNBPA and Juniata for the same period), then FNBPA may declare and pay a special cash dividend up to such amount as would render FNBPA shareholders to be in the same financial position as if FNBPA’s regular dividend was declared and paid, and FNBPA shareholders shall then be entitled to participate in any dividends paid by Juniata post-Effective Time; and (B) if the Effective Date is earlier than the date on which FNBPA historically pays its regular dividend, FNBPA may pay such dividend subject to the limitations in 6.1(b)(2)(iii)(A), and FNBPA shareholders shall then be entitled to participate in any dividends paid by Juniata post-Effective Time.

(3) enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business or as required by law;

(4) other than as set forth in Schedule 6.1(b)(4), make application for the opening or closing of any, or open or close any, branch or automated banking facility;

(5) grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required pursuant to commitments existing on the date hereof or as agreed to by the parties and set forth on Schedule 4.8(a), Schedule 4.12 or Schedule 6.1(b)(5) (ii) pay increases in the ordinary course of business consistent with past practice to employees, (iii) its normal holiday bonus for calendar year 2015 to each employee (equal to one pay for each employee), regardless of when the Closing occurs, and (iv) as required by statute, regulations or regulatory guidance. Neither FNBPA nor any FNBPA Subsidiary shall hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $30,000 except as set forth in Schedule 6.1(b)(5), provided that FNBPA or an FNBPA Subsidiary may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business. Any bonus or incentive plan adopted for services performed on or after June 26, 2015 shall be in such form and with such terms as mutually agreed to by FNBPA (or an FNBPA Subsidiary) and Juniata (provided that all such plans in place for 2015 shall operate in accordance with their current terms for the performance period ending December 31, 2015);

(6) except as otherwise expressly permitted under this Agreement or as set forth on Schedule 6.1(b)(6), enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

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(7) except as otherwise provided in Section 6.10, merge or consolidate FNBPA or any FNBPA Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business of FNBPA or any FNBPA Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other Person other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between FNBPA, or any FNBPA Subsidiary, and any other Person; enter into a purchase and assumption transaction with respect to deposits and liabilities; voluntarily revoke or surrender by any FNBPA Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(8) except as otherwise provided in Section 6.10, sell or otherwise dispose of the capital stock of FNBPA or any FNBPA Subsidiary or sell or otherwise dispose of any asset of FNBPA or of any FNBPA Subsidiary other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB, subject any asset of FNBPA or of any FNBPA Subsidiary to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

(9) voluntarily take any action that would result in any of the representations and warranties of FNBPA or FNB Port Allegany set forth in this Agreement becoming untrue as of any date after the date hereof or any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law or any Bank Regulator;

(10) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Bank Regulator responsible for regulating FNBPA or FNB Port Allegany;

(11) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which FNBPA or any FNBPA Subsidiary is a party;

(12) purchase any securities, including equity securities, except in accordance with past practice pursuant to policies approved by the FNBPA Board of Directors and in effect on the date hereof;

(13) except as permitted under Section 6.1(b)(2), issue or sell any equity or debt securities;

(14) make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit), either: (i) in excess of $500,000 or (ii) that would not be in accordance with past practice pursuant to policies approved by the FNBPA Board of Directors and in effect on the date hereof;

(15) except as set forth on the Schedule 6.1(b)(15), enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(16) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(17) except for the execution of this Agreement, and actions taken or that will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(18) enter into any new line of business;

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(19) make any material change in policies in existence on the date of this Agreement with regard to (i) underwriting, the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon, (ii) investments, (iii) asset/liability management, (iv) deposit pricing or gathering, or (v) other material banking policies except as may be required by changes in applicable law or regulations or by a Bank Regulator;

(20) except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any FNBPA Employee Plan;

(21) except as set forth in Schedule 6.1(b)(21), make any capital expenditures in excess of $10,000 individually or $30,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

(22) except as set forth in Schedule 6.1(b)(22), purchase or otherwise acquire any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(23) undertake or enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by FNBPA or FNB Port Allegany of more than $50,000 annually, or containing any financial commitment extending beyond 24 months from the date hereof;

(24) Except as a result of settlement negotiations that commenced prior to June 26, 2015 and previously disclosed to Juniata, pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $15,000 individually or $50,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings, provided that FNBPA may not charge-off through settlement, compromise or discharge more than $5,000 of the outstanding principal balance of any loan that is 90 or more days contractually past due without first discussing the decision with Juniata;

(25) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or first discussing the matter with Juniata, or foreclose upon any commercial real estate if such environmental assessment indicates the presence of a Materials of Environmental Concern;

(26) purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(27) issue any broadly distributed communication to employees (including general communications relating to benefits and compensation) relating to post-Closing employment, benefit or compensation information without the prior consent of Juniata (which shall not be unreasonably withheld, conditioned or delayed) or issue any broadly distributed communication of a general nature to customers without the prior approval of Juniata (which shall not be unreasonably withheld, conditioned or delayed), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby;

(28) other than charitable contributions contractually committed on the date hereof, make any charitable contribution prior to the Effective Time in excess of FNBPA’s budgeted amount for 2015 previously submitted to Juniata or agree to make any such contribution for any period after the Effective Time;

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(29) change the dividend payout on FNBPA Common Stock to a level inconsistent with the level on the date of this Agreement; or

(30) agree to do any of the foregoing.

6.2. Current Information.

(a) During the period from the date of this Agreement to the Effective Time, FNBPA will cause one or more of its representatives to confer with representatives of Juniata and report the general status of its ongoing operations at such times as Juniata may reasonably request. FNBPA will promptly notify Juniata of any material change in the normal course of its business or in the operation of its and FNBPA Subsidiaries’ properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving FNBPA or any FNBPA Subsidiary. Without limiting the foregoing, senior officers of Juniata and FNBPA shall meet on a reasonably regular basis (expected to be at least monthly) to review the financial and operational affairs of FNBPA and the FNBPA Subsidiaries, in accordance with applicable law. Provided, however, FNBPA shall not be required to take any action that would provide access to or disclose information where such access or disclosure would, in FNBPA’s reasonable judgment, violate or prejudice the rights, business interests, or confidences of any customer or other person or would result in the waiver by FNBPA of the privilege protecting communications between FNBPA and any of its legal counsel.

(b) FNB Port Allegany and JVB shall meet on a regular basis to discuss and plan for the conversion of FNB Port Allegany’s data processing and related electronic informational systems to those used by JVB, which planning shall include, but not be limited to, discussion of the possible termination of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that neither party shall be obligated to take any such actions prior to the Effective Time and, unless the parties otherwise agree, no conversion shall take place prior to the Effective Time.

(c) FNB Port Allegany shall provide JVB, within ten (10) business days after the end of each calendar month, a written list of Nonperforming Assets. On a monthly basis, FNBPA shall provide JVB with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.

(d) FNBPA shall promptly inform Juniata upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of FNBPA or any FNBPA Subsidiary under any labor or employment law.

6.3. Access; Confidentiality.

(a) From the date of this Agreement through the Effective Time, FNBPA shall afford to, and shall cause each FNBPA Subsidiary to afford to, Juniata and its authorized agents and representatives, complete access to its properties, assets, books and records and personnel, during normal business hours and after reasonable notice; and the officers of FNBPA and each FNBPA Subsidiary will furnish Juniata and its representatives with such financial and operating data and other information with respect to its businesses, properties, assets, books and records and personnel as Juniata or its representatives shall from time to time reasonably request.

(b) Juniata agrees to conduct such investigation and discussions hereunder in a manner so as not to interfere unreasonably with normal operations and customer and employee relationships of FNBPA and its Subsidiaries.

(c) In addition, FNBPA shall permit employees of Juniata reasonable access to and participation in matters relating to problem loans, loan restructurings and loan workouts, investments, derivatives, and other asset/liability activities of FNBPA and any FNBPA Subsidiary, provided that nothing contained in

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this subparagraph shall be construed to grant Juniata or any Juniata employee any decision-making authority with respect to such matters.

(d) Prior to the Effective Time, Juniata shall hold in confidence all confidential information of FNBPA on the terms and subject to the conditions of the Confidentiality Agreement in accordance with Section 11.1. If the transactions contemplated by this Agreement shall not be completed, Juniata will continue to comply with the terms of such Confidentiality Agreement.

6.4. Financial and Other Statements.

(a) Promptly upon receipt thereof, FNBPA will furnish to Juniata copies of each annual, interim or special audit of the books of FNBPA and the FNBPA Subsidiaries made by its independent auditors and copies of all internal control reports submitted to FNBPA by such auditors in connection with each annual, interim or special audit of the books of FNBPA and the FNBPA Subsidiaries made by such auditors.

(b) FNBPA will furnish to Juniata copies of all documents, statements and reports as it or any FNBPA Subsidiary shall send to its shareholders, any Bank Regulator or any Governmental Entity, except as legally prohibited thereby. Within 15 days after the end of each month, FNBPA will deliver to Juniata a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

(c) FNBPA will advise Juniata promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of FNBPA or any of the FNBPA Subsidiaries.

(d) With reasonable promptness, FNBPA will furnish to Juniata such additional financial data that FNBPA possesses and as Juniata may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

6.5. Maintenance of Insurance.

FNBPA shall maintain, and cause each FNBPA Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business, consistent with past practice.

6.6. Disclosure Supplements.

From time to time prior to the Effective Time, FNBPA will promptly supplement or amend its Disclosure Schedule with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or that is necessary to correct any information in such Disclosure Schedule that has been rendered materially inaccurate thereby. No supplement or amendment to such Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

6.7. Consents and Approvals of Third Parties.

FNBPA shall use commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

6.8. Commercially Reasonable Efforts.

Subject to the terms and conditions herein provided, FNBPA agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement; provided, however, such efforts do not significantly decrease the benefits of the transaction to FNBPA.

6.9. Failure to Fulfill Conditions.

In the event that FNBPA determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Juniata.

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6.10. No Other Bids and Related Matters.

(a) Except as set forth in Section 6.10(b), FNBPA shall not, and shall cause each FNBPA Subsidiary and their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, Affiliates and other agents (collectively, the “FNBPA Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, relates or could reasonably be expected to lead to a FNBPA Acquisition Proposal; (ii) respond to any inquiry relating to a FNBPA Acquisition Proposal or a FNBPA Acquisition Transaction (defined below); (iii) recommend or endorse a FNBPA Acquisition Transaction; (iv) participate in any discussions or negotiations regarding any FNBPA Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Juniata) any information or data with respect to FNBPA or any FNBPA Subsidiary or otherwise relating to a FNBPA Acquisition Proposal; (v) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which FNBPA is a party; or (vi) enter into any agreement, agreement in principle or letter of intent with respect to any FNBPA Acquisition Proposal or approve or resolve to approve any FNBPA Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an FNBPA Acquisition Proposal. Any violation of the foregoing restrictions by FNBPA or any FNBPA Representative, whether or not such FNBPA Representative is so authorized and whether or not such FNBPA Representative is purporting to act on behalf of FNBPA or otherwise, shall be deemed to be a breach of this Agreement by FNBPA. FNBPA and each FNBPA Subsidiary shall, and shall cause each of the FNBPA Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential FNBPA Acquisition Proposal.

For purposes of this Agreement, “FNBPA Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Juniata), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, a FNBPA Acquisition Transaction. For purposes of this Agreement, “FNBPA Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving FNBPA or any FNBPA Subsidiary; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of FNBPA or any FNBPA Subsidiary representing, in the aggregate, twenty-five percent (25%) or more of the assets of FNBPA and each FNBPA Subsidiary on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty-five percent (25%) or more of the votes attached to the outstanding securities of FNBPA or any FNBPA Subsidiary; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty-five percent (25%) or more of any class of equity securities of FNBPA or any FNBPA Subsidiary; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding Section 6.10(a), FNBPA may respond to or engage in any discussions or negotiations with, or provide any confidential information or data to, any Person in response to an unsolicited bona fide FNBPA Acquisition Proposal, if, but only if: (A) the FNBPA Shareholders’ Meeting shall not have occurred; (B) FNBPA shall have complied in all material respects with the provisions of this Section 6.10; (C) FNBPA’s Board of Directors shall have determined, based on the advice of its outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law; (D) FNBPA has received a bona fide unsolicited written FNBPA Acquisition Proposal that did not result from a breach of this Section 6.10; (E) FNBPA’s Board of Directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such FNBPA Acquisition Proposal constitutes or is reasonably likely to result in a FNBPA Superior Proposal and; (F) FNBPA has provided Juniata with notice of such determination within one (1) business day thereafter; and (G) prior to furnishing or affording access to any information or data with respect to FNBPA or any FNBPA Subsidiary or otherwise relating to a FNBPA Acquisition Proposal, FNBPA receives from such Person a confidentiality

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agreement with terms no less favorable to FNBPA than those contained in the Confidentiality Agreement. FNBPA shall promptly provide to Juniata any non-public information regarding FNBPA or FNBPA Subsidiary provided to any other Person that was not previously provided to Juniata, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “FNBPA Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into a FNBPA Acquisition Transaction on terms that the FNBPA Board of Directors determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and its financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of FNBPA Common Stock or all, or substantially all, of the assets of FNBPA and any FNBPA Subsidiary on a consolidated basis; (ii) would result in a transaction that (A) in the aggregate is more favorable from a financial point of view than the Merger, (B) is more favorable, in the aggregate to all of FNBPA’s shareholders than the Merger and the transactions contemplated by this Agreement, in light of the other terms of such proposal, any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby; and (C) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal. For purposes of clause (ii)(A) of this paragraph, a proposal shall not be considered an FNBPA Superior Proposal unless it involves the acquisition of all the outstanding shares of FNBPA Common Stock at a price per share materially in excess of the value of the Merger Consideration.

(c) FNBPA shall promptly (and in any event within twenty-four (24) hours) notify Juniata in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, FNBPA or any FNBPA Representatives, in each case in connection with any FNBPA Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) unless disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree). FNBPA agrees that it shall keep Juniata informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Except as set forth in Section 6.10(e), neither the FNBPA Board of Directors nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Juniata in connection with the transactions contemplated by this Agreement (including the Merger), the FNBPA Recommendation (as defined in Section 8.1), or make any statement, filing or release, in connection with the FNBPA Shareholders Meeting or otherwise, inconsistent with the FNBPA Recommendation (it being understood that taking a neutral position or no position with respect to an FNBPA Acquisition Proposal shall be considered an adverse modification of the FNBPA Recommendation); (ii) approve or recommend, or publicly propose to approve or recommend, any FNBPA Acquisition Proposal; or (iii) enter into (or cause FNBPA or any FNBPA Subsidiary to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any FNBPA Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.10(b)) or (B) requiring FNBPA to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding Section 6.10(d), prior to the date of the FNBPA Shareholders’ Meeting, the FNBPA Board of Directors may approve or recommend to the shareholders of FNBPA an FNBPA Superior Proposal and withdraw, qualify or modify the FNBPA Recommendation in connection therewith (an “FNBPA Subsequent Determination”) after the fifth (5th) business day following Juniata’s receipt of a notice (the “Notice of FNBPA Superior Proposal”) from FNBPA advising Juniata that the FNBPA Board of Directors has decided that a bona fide unsolicited written FNBPA Acquisition Proposal that it received (that did not result from a breach of this Section 6.10) constitutes an FNBPA Superior Proposal

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(it being understood that FNBPA shall be required to deliver a new Notice of FNBPA Superior Proposal in respect of any revised FNBPA Superior Proposal from such third party or its Affiliates that FNBPA proposes to accept and the subsequent notice period shall be two (2) business days) if, but only if, (i) the FNBPA Board of Directors has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor, that the failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to FNBPA’s shareholders under applicable law, and (ii) at the end of such five (5) business day period, after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by Juniata since its receipt of such Notice of FNBPA Superior Proposal (provided, however, that Juniata shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), FNBPA’s Board of Directors has again in good faith made the determination (A) in clause (i) of this Section 6.10(e) and (B) that such FNBPA Acquisition Proposal constitutes an FNBPA Superior Proposal; and FNBPA shall provide written notice (the “Final Notice of FNBPA Superior Proposal”) to Juniata of its determination to accept the FNBPA Superior Proposal no later than one (1) business day following expiration of such five (5) business day period.

(f) Nothing contained in this Section 6.10 or elsewhere in this Agreement shall prohibit FNBPA from (i) taking and disclosing to its shareholders a position contemplated by 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if, in each case, in the good faith judgment of the Board of Directors, with the advice of outside counsel, making such disclosure to FNBPA’s shareholders is required under applicable law.

6.11. Reserves and Merger-Related Costs.

FNBPA agrees to consult with Juniata with respect to its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves). Juniata and FNBPA shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges as Juniata shall reasonably request and which are not inconsistent with GAAP, provided that no such actions need be effected until Juniata shall have irrevocably certified to FNBPA that all conditions set forth in Article IX to the obligation of Juniata to consummate the transactions contemplated hereby (other than the delivery of certificates or opinions) have been satisfied or, where legally permissible, waived.

6.12. Affiliate Letters.

FNBPA shall deliver to Juniata, concurrently with the execution of this Agreement, the FNBPA Affiliate Letters.

6.13. Approval of Bank Plan of Merger.

FNBPA shall take all action necessary and appropriate to approve the Bank Plan of Merger as sole shareholder of FNB Port Allegany and obtain the approval of, and cause the execution and delivery of, the Bank Plan of Merger by FNB Port Allegany in accordance with applicable laws and regulations and as soon as practicable after completion of the Merger at the Effective Time.

6.14. Proxy Solicitor.

If Juniata requests, FNBPA shall retain a proxy solicitor in connection with the solicitation of FNBPA shareholder approval of this Agreement.

ARTICLE VII
COVENANTS OF JUNIATA

7.1. Conduct of Business.

(a) Affirmative Covenants.  From the date of this Agreement to the Effective Time, except with the written consent of FNBPA (which shall not be unreasonably withheld, conditioned or delayed) or as disclosed in Schedule 7.1(a), Juniata will, and it will cause each Juniata Subsidiary to, (i) operate its business only in the usual, regular and ordinary course of business (ii) use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and (iii) voluntarily take no action that would, or would be reasonably likely to, materially adversely affect

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the ability of the parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or materially adversely affect its ability to perform its covenants and agreements under this Agreement.

(b) Negative Covenants.  Juniata agrees that from the date of this Agreement to the Effective Time, except as (i) otherwise specifically permitted or required by this Agreement, (ii) set forth in Schedule 7.1(b), (iii) consented to by FNBPA in writing, such consent shall not be unreasonably withheld, conditioned or delayed, or (iv) required by any Bank Regulator, Juniata will not, and it will cause each Juniata Subsidiary not to:

(1) change or waive any provision of its articles of incorporation, charter or bylaws, except as required by law, or appoint any new directors to its board of directors, except to fill any vacancy in accordance with its bylaws;

(2) voluntarily take any action that would result in any of the representations and warranties of Juniata or JVB set forth in this Agreement becoming untrue as of any date after the date hereof or any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law or any Bank Regulator;

(3) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Bank Regulator responsible for regulating Juniata or JVB;

(4) acquire another depository institution or depository institution holding company if the proposed transaction, in Juniata’s reasonable judgment, could be expected to adversely affect the likelihood or timing of the regulatory approvals required under this Agreement.; or

(5) agree to do any of the foregoing.

7.2. Current Information.

(a) Juniata shall promptly inform FNBPA upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of Juniata or any Juniata Subsidiary under any labor or employment law.

7.3. Access; Confidentiality.

(a) From the date of this Agreement through the Effective Time, Juniata shall afford to, and shall cause each Juniata Subsidiary to afford to, FNBPA and its authorized agents and representatives, complete access to its properties, assets, books and records and personnel, during normal business hours and after reasonable notice; and the officers of Juniata and each Juniata Subsidiary will furnish FNBPA and its representatives with such financial and operating data and other information with respect to its businesses, properties, assets, books and records and personnel as FNBPA or its representatives shall from time to time reasonably request.

(b) FNBPA agrees to conduct such investigation and discussions hereunder in a manner so as not to interfere unreasonably with normal operations and customer and employee relationships of Juniata and its Subsidiaries.

(c) Prior to the Effective Time, FNBPA shall hold in confidence all confidential information of Juniata on the terms and subject to the conditions of the Confidentiality Agreement in accordance with Section 11.1. If the transactions contemplated by this Agreement shall not be completed, FNBPA will continue to comply with the terms of such Confidentiality Agreement.

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7.4. Financial and Other Statements.

(a) Promptly upon receipt thereof, Juniata will furnish to FNBPA copies of each annual, interim or special audit of the books of Juniata and the Juniata Subsidiaries made by its independent auditors and copies of all internal control reports submitted to Juniata by such auditors in connection with each annual, interim or special audit of the books of Juniata and the Juniata Subsidiaries made by such auditors.

(b) Juniata will furnish to FNBPA copies of all documents, statements and reports as it or any Juniata Subsidiary shall send to its shareholders, any Bank Regulator or any Governmental Entity, except as legally prohibited thereby. Within 15 days after the end of each month, Juniata will deliver to FNBPA a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

(c) Juniata will advise FNBPA promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of Juniata or any of the Juniata Subsidiaries.

(d) With reasonable promptness, Juniata will furnish to FNBPA such additional financial data that Juniata possesses and as FNBPA may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

7.5. Maintenance of Insurance.

Juniata shall maintain, and cause each Juniata Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business, consistent with past practice.

7.6. Disclosure Supplements.

From time to time prior to the Effective Time, Juniata will promptly supplement or amend its Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or that is necessary to correct any information in such Disclosure Schedule that has been rendered materially inaccurate thereby. No supplement or amendment to such Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

7.7. Consents and Approvals of Third Parties.

Juniata shall use commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

7.8. Commercially Reasonable Efforts.

Subject to the terms and conditions herein provided, Juniata agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement; provided, however, such efforts do not significantly decrease the benefits of the transaction to Juniata.

7.9. Failure to Fulfill Conditions.

In the event that Juniata determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify FNBPA.

7.10. Approval of Bank Plan of Merger.

Juniata shall take all action necessary and appropriate to approve the Bank Plan of Merger as sole shareholder of JVB and obtain the approval of, and cause the execution and delivery of, the Bank Plan of Merger by JVB in accordance with applicable laws and regulations and as soon as practicable after completion of the Merger on the Effective Time.

7.11. Proxy Solicitor.

If FNBPA requests, Juniata shall retain a proxy solicitor in connection with the solicitation of Juniata shareholder approval of this Agreement.

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7.12. Employee Benefits.

(a) After the Closing Date, the FNBPA Benefit Plans may, at Juniata’s election and subject to the requirements of the Code and ERISA, continue to be maintained separately, consolidated, merged, frozen or terminated; provided, however, that any FNBPA Benefit Plan that contains a cash or deferred arrangement under Code Section 401(k) will, after the Closing Date, be merged with and into the Juniata Benefit Plan that contains a cash or deferred arrangement under Code Section 401(k). Employees of FNBPA or any FNBPA Subsidiary who become participants in a Juniata Benefit Plan shall, for purposes of determining eligibility to participate in such plans, vesting purposes under such plans and benefit levels under such plans, be given credit for service as an employee of FNBPA or FNB Port Allegany or any predecessor thereto prior to the Effective Time. This Agreement shall not be construed to limit the ability of Juniata or JVB to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes (including terminating any program) as they deem appropriate.

(b) In the event of any termination or consolidation of any FNBPA health plan with any Juniata health plan, Juniata shall make available to employees of FNBPA or any FNBPA Subsidiary who continue employment with Juniata or a Juniata Subsidiary (“Continuing Employees”) and their dependents health coverage on the same basis as it provides such coverage to Juniata employees. Unless a Continuing Employee affirmatively terminates coverage under an FNBPA health plan prior to the time that such Continuing Employee becomes eligible to participate in the Juniata health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the FNBPA health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of Juniata and their dependents. In the event of a termination or consolidation of any FNBPA health plan, terminated FNBPA employees and qualified beneficiaries will have the right to continuation coverage under group health plans of Juniata in accordance with COBRA and/or other applicable law. With respect to any Continuing Employee, any coverage limitation under the Juniata health plan due to any pre-existing condition shall be waived by the Juniata health plan to the degree that such condition was covered by the FNBPA health plan and such condition would otherwise have been covered by the Juniata health plan in the absence of such coverage limitation. Juniata shall cause the applicable Juniata Benefit Plan to recognize any medical or other health expense incurred by a Continuing Employee in the plan year that includes the Effective Date for purposes of determining any applicable deductible and annual out of pocket expense thereunder.

(c) In the event Juniata terminates the employment (other than as a result of unsatisfactory performance of their respective duties) of any employees of FNBPA or FNB Port Allegany (other than employees of FNBPA or FNB Port Allegany who are subject to employment contracts), Juniata shall pay severance benefits to such employees as follows: (A) in the event employment is terminated on or prior to the date which is one year after the Effective Date, two weeks’ salary for each year of service with FNBPA or FNB Port Allegany, with a minimum severance benefit of four (4) weeks’ salary and a maximum severance benefit of 26 weeks’ salary; (B) in the event employment is terminated thereafter, in accordance with the then existing severance policy of Juniata or its successor; or (C) as otherwise agreed between FNBPA and Juniata.

(d) Juniata agrees to honor, or cause one of its Subsidiaries to honor, in accordance with their terms, all employment and change of control agreements listed on Schedule 4.8(a), subject to any limitations imposed under applicable law or by any Regulatory Authority; provided, however, that the foregoing shall not prevent Juniata or any of its Subsidiaries from amending or terminating any such agreement in accordance with its terms and applicable law, and provided further that Joseph Lashway shall provide a waiver of any change of control benefits under his employment agreement with FNBPA in favor of the employment agreement he will enter into with Juniata.

(e) Juniata and FNBPA desire to pay retention bonuses to selected employees of FNBPA and its Subsidiaries who remain employed by Juniata and its Subsidiaries following the Effective Time. Prior to the Closing, FNBPA will, subject to Juniata’s agreement, not to be unreasonably withheld, select which employees of FNBPA and its Subsidiaries will be eligible to receive a retention bonus and the amount of each such retention bonus as well as the date through which each such employee must remain employed

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to be eligible for the bonus. The aggregate amount of such retention bonuses will not exceed $30,000, unless otherwise agreed in writing by Juniata, and Juniata and its Subsidiaries, as applicable, shall pay such retention bonuses on the first pay period following the date through which the employee was required to remain employed in order to be eligible to receive the bonus.

7.13. Directors and Officers Indemnification and Insurance.

(a) For a period of six (6) years after the Effective Time, Juniata shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer, director or employee of FNBPA or FNB Port Allegany (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Juniata, which consent shall not be unreasonably withheld, conditioned or delayed) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part or arising in whole or in part out of the fact that such person is or was a director, officer or employee of FNBPA or an FNBPA Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent as would have been permitted by FNBPA under the PBCL and under FNBPA’s articles of incorporation and bylaws. Juniata shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent as would have been permitted by FNBPA under the PBCL and under FNBPA’s articles of incorporation and bylaws, upon receipt of an undertaking to repay such advance payments if such Indemnified Party shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below. Any Indemnified Party wishing to claim indemnification under this subsection upon learning of any Claim, shall notify Juniata (but the failure so to notify Juniata shall not relieve it from any liability that it may have under this subsection, except to the extent such failure materially prejudices Juniata) and shall deliver to Juniata the undertaking referred to in the previous sentence.

(b) In the event that either Juniata or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Juniata shall assume the obligations set forth in this Section 7.17.

(c) Juniata shall maintain, or shall cause JVB to maintain, in effect for six (6) years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of FNBPA (provided, that Juniata may substitute therefore policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Effective Time; provided, however, that in no event shall Juniata be required to expend pursuant to this subsection more than 150% of the annual cost currently expended by FNBPA with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Juniata shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In connection with the foregoing, FNBPA agrees in order for Juniata to fulfill its agreement to provide directors and officers liability insurance policies for six years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.

(d) The obligations of Juniata provided under this Section 7.12 are intended to be enforceable against Juniata directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of Juniata.

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7.14. Stock Reserve.

Juniata agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of its common stock and to maintain sufficient liquid accounts or borrowing capacity to fulfill its obligations under this Agreement.

7.15. Regional Advisory Board.

Juniata will establish a regional advisory board of JVB to consist of those members of the FNBPA Board of Directors not appointed to the JVB Board of Directors pursuant to this Agreement. It is anticipated that the Regional Advisory Board will meet monthly.

ARTICLE VIII
REGULATORY AND OTHER MATTERS

8.1. Shareholder Meetings.

(a) FNBPA will (i) as promptly as practicable after the Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “FNBPA Shareholders’ Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in FNBPA’s reasonable judgment, necessary or desirable, and (ii) have its Board of Directors unanimously recommend approval of this Agreement to the FNBPA shareholders (the “FNBPA Recommendation”) and otherwise support the Merger.

(b) Juniata will (i) as promptly as practicable after the Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Juniata Shareholders’ Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in Juniata’s reasonable judgment, necessary or desirable, and (ii) have its Board of Directors unanimously recommend approval of this Agreement to the Juniata shareholders and otherwise support the Merger.

8.2. Proxy Statement-Prospectus.

(a) For the purposes of (i) registering Juniata Common Stock to be offered to holders of FNBPA Common Stock with the SEC under the Securities Act and (ii) holding the FNBPA Shareholders’ Meeting and the Juniata Shareholders’ Meeting, Juniata shall draft and prepare, and FNBPA shall cooperate in the preparation of, the Registration Statement, including a combined proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed to the Juniata shareholders and the FNBPA shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). Juniata shall file the Registration Statement, including the Proxy Statement-Prospectus, with the SEC. Each of Juniata and FNBPA shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and each of FNBPA and Juniata shall thereafter promptly mail the Proxy Statement-Prospectus to the Juniata shareholders and the FNBPA shareholders. Juniata shall also use commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and FNBPA shall furnish all information concerning FNBPA and the holders of FNBPA Common Stock as may be reasonably requested in connection with any such action.

(b) FNBPA shall provide Juniata with any information concerning itself that Juniata may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and Juniata shall notify FNBPA promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to FNBPA promptly copies of all correspondence between Juniata or any of its representatives and the SEC. Juniata shall give FNBPA and its counsel the opportunity to review and comment on the Proxy Statement-Prospectus prior to its being filed with the SEC and shall give FNBPA and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement-Prospectus and all responses to requests for additional

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information and replies to comments prior to their being filed with, or sent to, the SEC. Each of Juniata and FNBPA agrees to use commercially reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of Juniata Common Stock and the FNBPA Common Stock entitled to vote at the Juniata Shareholders’ Meeting and the FNBPA Shareholders Meeting at the earliest practicable time.

(c) FNBPA and Juniata shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Registration Statement contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, FNBPA shall cooperate with Juniata in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and Juniata shall file an amended Registration Statement with the SEC, and Juniata and FNBPA shall mail an amended Proxy Statement-Prospectus to the Juniata shareholders and the FNBPA shareholders. If requested by Juniata, FNBPA shall obtain a “comfort” letter from its independent certified public accountant, dated as of the date of the Proxy Statement-Prospectus and updated as of the date of consummation of the Merger, with respect to certain financial information regarding FNBPA, in form and substance that is customary in transactions such as the Merger.

8.3. Regulatory Approvals.

Each of FNBPA and Juniata will cooperate with the other and use commercially reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Bank Regulators and any other third parties or Governmental Entities, necessary to consummate the transactions contemplated by this Agreement. FNBPA and Juniata will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of FNBPA or Juniata to any Bank Regulator or Governmental Entity in connection with the Merger, and the other transactions contemplated by this Agreement. FNBPA shall have the right to review and approve in advance all characterizations of the information relating to FNBPA and any FNBPA Subsidiary which appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Entity. Juniata shall give FNBPA and its counsel the opportunity to review and comment on each filing prior to its being filed with a Bank Regulator and shall give FNBPA and its counsel the opportunity to review and comment on all regulatory filings, amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Bank Regulator. Juniata shall notify FNBPA promptly of the receipt of any comments of any Bank Regulator with respect to such filings.

ARTICLE IX
CLOSING CONDITIONS

9.1. Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

(a) Shareholder Approvals.  This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of Juniata and FNBPA.

(b) Injunctions.  None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

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(c) Regulatory Approvals.  All Regulatory Approvals, and other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement, the failure of which to obtain would reasonably be expected to have a Material Adverse Effect, shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired; and no such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of either FNBPA or Juniata, as the case may be, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of FNBPA, FNB Port Allegany, JVB, and Juniata or materially impair the value of FNBPA or FNB Port Allegany to Juniata or of Juniata and JVB to FNBPA.

(d) Effectiveness of Registration Statement.  The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued, no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of Juniata Common Stock in the Merger is subject to the blue sky laws of any state, the offer and sale shall not be subject to a stop order of any state securities commissioner.

(e) Tax Opinions.  On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, the parties shall have received an opinion of Barley Snyder LLP, reasonably acceptable in form and substance to Juniata and FNBPA, dated as of the Closing Date, substantially to the effect that for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering the legal opinions described in this Section 9.1(e), Barley Snyder LLP may require and rely upon customary representations contained in certificates of officers of Juniata and FNBPA and their respective subsidiaries.

(f) Employment Agreement.  Joseph D. Lashway shall have entered into a new employment agreement substantially in the form attached as Exhibit C.

9.2. Conditions to the Obligations of Juniata under this Agreement.

The obligations of Juniata under this Agreement shall be further subject to the satisfaction of the following conditions at or prior to the Closing Date:

(a) Representations and Warranties.  Each of the representations and warranties of FNBPA set forth in this Agreement or in any certificate or agreement delivered by FNBPA pursuant to the provisions hereof shall be true and correct, in all material respects (or where any statement in a representation or warranty expressly contains a standard of materiality, such statement shall be true and correct in all respects taking into consideration the standard of materiality contained therein) as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date and except for changes contemplated by this Agreement). For purposes of this condition to Closing, no representation or warranty of FNBPA contained in Article IV shall be deemed untrue or incorrect, and FNBPA shall not be deemed to have breached a representation or warranty as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article IV, has had or is reasonably expected to have a Material Adverse Effect. The foregoing standard shall not apply to representations and warranties contained in Sections 4.1(a), 4.1(b) and 4.1(c), and in Sections 4.2, 4.3 and 4.7, which shall be deemed untrue, incorrect and breached if they are not true and correct in all respects based on the qualifications and standards therein contained.

(b) Agreements and Covenants.  FNBPA shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time.

(c) Permits, Authorizations, Etc.  FNBPA shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and the Bank Merger.

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(d) No Change Resulting in Material Adverse Effect.  From the date hereof through the Closing Date, there shall not have occurred, on a consolidated basis, any change that individually or in the aggregate has a Material Adverse Effect with respect to FNBPA or any FNBPA Subsidiary.

(e) Officer’s Certificate.  FNBPA shall have delivered to Juniata a certificate and such other documents, dated the Closing Date and signed, without personal liability, by its chief executive officer and executive vice president, to the effect that the conditions set forth in subsections (a) through (d) of this Section 9.2 have been satisfied.

(f) FNBPA Dissenters’ Rights.  Holders of no more than 15.00% of FNBPA Common Stock shall have exercised dissenters’ rights under Subchapter D of Chapter 15 of the PBCL.

9.3. Conditions to the Obligations of FNBPA under this Agreement.

The obligations of FNBPA under this Agreement shall be further subject to the satisfaction of the following conditions at or prior to the Closing Date:

(a) Representations and Warranties.  Each of the representations and warranties of Juniata set forth in this Agreement or in any certificate or agreement delivered by Juniata pursuant to the provisions hereof shall be true and correct, in all material respects (or where any statement in a representation or warranty expressly contains a standard of materiality, such statement shall be true and correct in all respects taking into consideration the standard of materiality contained therein) as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date and except for changes contemplated by this Agreement). For the purposes of this condition to Closing, no representation or warranty of Juniata contained in Article V shall be deemed untrue or incorrect, and Juniata shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article V, has had or is reasonably expected to have a Material Adverse Effect. The foregoing standard shall not apply to representations and warranties contained in Sections 5.1(a), 5.1(b), and 5.1(c), and in Sections 5.2, 5.3, 5.7, and 5.17, which shall be deemed untrue, incorrect and breached if they are not true and correct in all respects based on the qualifications and standards therein contained.

(b) Agreements and Covenants.  Juniata shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time.

(c) Permits, Authorizations, Etc.  Juniata shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and the Bank Merger.

(d) No Change Resulting in Material Adverse Effect.  From the date hereof through the Closing Date, there shall not have occurred, on a consolidated basis, any change that individually or in the aggregate has a Material Adverse Effect with respect to Juniata or JVB.

(e) Payment of Merger Consideration.  Juniata shall have delivered the Merger Consideration to the Exchange Agent on or before the Closing Date, and the Exchange Agent shall provide FNBPA with a certificate evidencing such delivery.

(f) Officer’s Certificate.  Juniata shall have delivered to FNBPA a certificate and such other documents, dated the Closing Date and signed, without personal liability, by its chief executive officer and chief financial officer, to the effect that the conditions set forth in subsections (a) through (e) of this Section 9.3 have been satisfied.

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ARTICLE X
TERMINATION, AMENDMENT AND WAIVER

10.1. Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the shareholders of FNBPA:

(a) At any time by the mutual written agreement of Juniata and FNBPA;

(b) By either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such breach by the terminating party to the other party; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 10.1(b) unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2(a) (in the case of a breach of a representation or warranty by FNBPA) or Section 9.3(a) (in the case of a breach of a representation or warranty by Juniata);

(c) By either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such failure by the terminating party to the other party; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 10.1(c) unless the breach of covenant or agreement, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2(b) (in the case of a breach of covenant by FNBPA) or Section 9.3(b) (in the case of a breach of covenant by Juniata);

(d) By either party if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by Juniata and FNBPA; provided, that no party may terminate this Agreement pursuant to this Section 10.1(d) if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(e) By either party if the shareholders of Juniata or FNBPA fail to approve the transactions contemplated by this Agreement at a meeting of Juniata and FNBPA shareholders called for that purpose; provided, however, that no termination right shall exist hereunder if prior to such shareholder vote, the board of directors of the party whose shareholders failed to approve the transactions contemplated by this Agreement shall have withdrawn, modified or changed in a manner adverse to the other party approval or recommendation of this Agreement and the transactions contemplated thereby;

(f) By either party if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (A) has become nonappealable and (B) does not approve this Agreement or the transactions contemplated hereby, or (ii) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

(g) By the Board of Directors of Juniata (i) if FNBPA has received an FNBPA Superior Proposal and (ii) in accordance with Section 6.10 of this Agreement, the Board of Directors of FNBPA (A) enters into an acquisition agreement with respect to the FNBPA Superior Proposal, (B) terminates this Agreement, (C) withdraws its recommendation of this Agreement, fails to make such recommendation or modifies or qualifies its recommendation in a manner adverse to Juniata, or (D) delivers a Final Notice of FNBPA Superior Proposal;

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(h) By the Board of Directors of FNBPA if FNBPA has received an FNBPA Superior Proposal and, in accordance with Section 6.10, the Board of Directors of FNBPA has delivered a Final Notice of FNBPA Superior Proposal; or

(i) By the Board of Directors of FNBPA, through a resolution adopted by its Board of Directors, if the Juniata Price Ratio is both (x) less than .80; and (y) less than the Index Ratio by more than twenty percent (20%).

(i) For purposes of this Section 10.1, the following terms shall have the meanings indicated:

(A) “Starting Price” shall mean $18.10.

(B) The “Closing Market Price” shall be the average of the per share closing bid and asked prices for Juniata Common Stock, calculated to two decimal places, for the Price Determination Period, as reported on the OTC Markets Group OTC Pink marketplace (“OTC Pink”).

(C) “Pre-Announcement Date” shall mean June 25, 2015, i.e., the business day immediately preceding the date of the announcement of this Agreement.

(D) “Juniata Price Ratio” shall mean the quotient (multiplied by 100 to express such quotient as a percentage) obtained by dividing the Closing Market Price by the Starting Price, calculated to four (4) decimal places.

(E) “Index Ratio” shall mean the quotient (multiplied by 100 to express such quotient as a percentage) obtained by dividing the Average NASDAQ Bank Stock Index Value For The Price Determination Period by the NASDAQ Bank Stock Index Value on the Pre-Announcement Date, calculated to four (4) decimal places.

(F) “Average NASDAQ Bank Stock Index Value For The Price Determination Period” means the average of the NASDAQ Bank Stock Index Value as quoted by NASDAQ for the Price Determination Period.

(G) “Price Determination Period” means the thirty (30) consecutive trading days immediately preceding the date which is two (2) business days before the Effective Date. (For example, if December 31, 2016 were to be the Effective Date, then the Price Determination Period would be November 13, 16 – 20, 23 – 25, 27 and 30, and December 1 – 4, 7 – 11, 14 – 18, 21 – 24 and 28). In the event that OTC Pink shall fail to report closing bid and asked prices for Juniata Common Stock for any trading day during the Price Determination Period, the closing bid and asked prices for that day shall be equal to the average of the closing bid and asked prices as quoted (i) by Boenning and Morgan Stanley; or (ii) in the event that both of these firms are not then making a market in Juniata Common Stock, by two brokerage firms then making a market in Juniata Common Stock to be selected by Juniata and approved by FNBPA, such approval not to be unreasonably withheld.

(ii) The Starting Price, the Closing Market Price, the Floor Price and the other amounts above shall be appropriately adjusted for any event described in the definition of Conversion Ratio in Section 3.1(b) herein.

(iii) In the event FNBPA desires to effect a Market Termination, it shall give prompt written notice thereof to Juniata. Juniata shall have the right, through a resolution adopted by its Board of Directors, to cause FNBPA to amend this Agreement to increase the Conversion Ratio or increase the Cash Consideration such that the combined Cash Consideration and Juniata Stock Consideration, based on the Closing Market Price, is at least $10,556,439, in lieu of terminating the agreement (and, upon such amendment, FNBPA shall not have the right to terminate this Agreement pursuant to this Section 10.1(i)).

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10.2. Effect of Termination.

(a) In the event of termination of this Agreement pursuant to any provision of Section 10.1, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of Sections 10.2, 11.1, 11.2, 11.4, 11.5, 11.7, 11.10, 11.11, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

(b) If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(i) Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(ii) In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all actual and direct damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(iii) In the event this Agreement is terminated by Juniata pursuant to Section 10.1(e)(i) and (A) prior to such termination any person shall have publicly proposed or announced an FNBPA Acquisition Transaction or (B) within twelve (12) months after such termination, FNBPA enters into an agreement with respect to an FNBPA Acquisition Transaction or completes an FNBPA Acquisition Transaction, then Juniata, in its sole and absolute discretion, and as its sole and exclusive remedy, may elect, upon written notice to FNBPA within ten (10) business days after such termination (the “Juniata Break-Up Election Notice ”), to require FNBPA to make a cash payment in the amount of $475,000 (the “Juniata Termination Fee”). FNBPA shall pay to Juniata the Juniata Termination Fee within ten (10) business days after written demand by Juniata after closing of an FNBPA Acquisition Transaction. Such payment shall be made by wire transfer of immediately available funds to an account designated by Juniata.

(iv) In the event that Juniata terminates this Agreement in accordance with Section 10.1(g) or FNBPA terminates this Agreement in accordance with Section 10.1(h), FNBPA shall pay to Juniata the Juniata Termination Fee within ten (10) business days after Juniata gives notice of such termination. Such payments shall be made by wire transfer of immediately available funds to an account designated by Juniata.

(c) The right to receive payment of the Juniata Termination Fee under Section 10.2(b)(iv) will constitute the sole and exclusive remedy of either party against the other and their respective officers and directors with respect to a termination under that Section.

10.3. Amendment, Extension and Waiver.

Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of FNBPA), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of FNBPA or Juniata, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or value or changes the form of consideration to be delivered to FNBPA’s shareholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

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ARTICLE XI
MISCELLANEOUS

11.1. Confidentiality.

Except as specifically set forth herein, Juniata and FNBPA mutually agree to be bound by the terms of the confidentiality agreement dated March 2, 2015 (the “Confidentiality Agreement”) previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with their respective terms, notwithstanding the termination of this Agreement.

11.2. Public Announcements.

FNBPA and Juniata shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither FNBPA nor Juniata shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the parties hereto.

11.3. Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time, including Section 2.4(a), Article III and Section 7.13.

11.4. Expenses.

Except as otherwise provided in Section 10.2, and except for the cost of printing and mailing the Proxy Statement/Prospectus which shall be shared equally, each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated hereby, including fees and expenses of its own financial advisors, accountants and legal counsel and, in the case of Juniata, the registration fee to be paid to the SEC in connection with the Registration Statement.

11.5. Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery, mailed by United States prepaid registered or certified mail (return receipt requested), or by a nationally recognized overnight courier promising next business day delivery, addressed as follows:

If to FNBPA, to:	R. Keith Fortner President and Chief Executive Officer 64 Main Street Port Allegany, PA 16743

With required copies (which shall not constitute notice) to:	Kenneth J. Rollins, Esq. Rhoads & Sinon LLP One South Market Square 12th Floor P.O. Box 1146 Harrisburg, PA 17108-1146 Fax: (717) 260-4382

If to Juniata, to:	Marcie A. Barber President and Chief Executive Officer 218 Bridge Street Mifflintown, PA 17059 Fax: (717) 436-7551

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With required copies (which shall not constitute notice) to:	Paul G. Mattaini, Esq. Kimberly J. Decker, Esq. Barley Snyder LLP 126 East King Street Lancaster, PA 17602 Fax: (717) 291-4660

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) business days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) business day after being delivered to the overnight courier and requesting next business day delivery.

11.6. Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party. Except for the provisions of Article III and Section 7.13, and except as otherwise expressly provided by this Agreement, following the Effective Time, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

11.7. Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreement contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreement) between the parties, both written and oral, with respect to its subject matter.

11.8. Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

11.9. Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

11.10. Governing Law.

This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, without giving effect to its laws or principles of conflicts of laws.

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11.11. Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 2.2(a)” would be part of “Section 2.2” and references to “Section 2.2” would also refer to material contained in the subsection described as “Section 2.2(a)”). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

11.12. Specific Performance; Jurisdiction.

The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in the United States District Court for the Middle District of Pennsylvania or in any state court in the Commonwealth of Pennsylvania, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the United States District Court for the Middle District of Pennsylvania or of any state court located in the Commonwealth of Pennsylvania in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other United States District Court for the Middle District of Pennsylvania or a state court located in the Commonwealth of Pennsylvania.

[Signature Page Follows]

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IN WITNESS WHEREOF, Juniata and FNBPA have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

JUNIATA VALLEY FINANCIAL CORPORATION
Dated: June 26, 2015	By: /s/ Marcie A. Barber Name: Marcie A. Barber Title: President and Chief Executive Officer
FNBPA BANCORP, INC.
Dated: June 26, 2015	By: /s/ R. Keith Fortner Name: R. Keith Fortner Title: Chairman, President and Chief Executive Officer

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June [  ], 2015

Board of Directors
Juniata Valley Financial Corp.
Bridge and Main Streets
P.O. Box 66
Mifflintown, PA 17059

Re: Shareholder Voting Agreement

Dear Ladies and Gentlemen:

The undersigned shareholder (“Shareholder”) of FNBPA Bancorp, Inc., a Pennsylvania corporation (“FNBPA”), in order to induce Juniata Valley Financial Corp., a Pennsylvania corporation (“Juniata”), to enter into the Agreement and Plan of Merger, of even date herewith, executed by and between FNBPA and Juniata (the “Agreement”), hereby represents, warrants and agrees as follows:

1. Shareholder hereby represents and warrants that Shareholder owns of record, or beneficially, good and valid title to all of the shares of the capital stock of FNBPA shown on Schedule 1, attached hereto, free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests, voting trusts or agreements, or impositions, except as otherwise disclosed on Schedule 1, and such shares represent all of the shares of capital stock of FNBPA beneficially owned by Shareholder, as determined in accordance with Securities and Exchange Commission (“SEC”) Rule 13d-3. For purposes hereof, the capital stock of FNBPA set forth on Schedule 1 shall be referred to herein as the “Shares”. It is understood and agreed that the term Shares shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and that this Agreement is not in any way intended to affect the exercise by the Shareholder of Shareholder's fiduciary responsibility with respect to any such securities.

2. Shareholder will vote, or cause to be voted, all of the Shares, in person or by proxy, (a) for approval of the Agreement and the transactions contemplated thereby at any meeting of the FNBPA shareholders duly held for such purpose and (b) against any action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the transactions contemplated by the Agreement, unless and until FNBPA terminates the Agreement as set forth therein (the “Expiration Date”). Shareholder will use his or her reasonable efforts to cause any Shares over which Shareholder shares voting power to be voted in the same manner.

3. Shareholder will not, nor will Shareholder permit any entity under Shareholder's control to, deposit any of the Shares in a voting trust or subject any of the Shares to any arrangement with respect to the voting of the Shares in any manner inconsistent with this Agreement.

4. Shareholder will not sell, transfer, pledge, give, hypothecate, assign or otherwise alienate or transfer, by proxy or otherwise, the Shares or any of Shareholder's voting rights with respect to the Shares, except to a person who is or becomes a party to a voting agreement with Juniata in the form of this Agreement.

5. Irreparable damage would occur in the event any of the provisions of this Agreement are not performed in accordance with the terms hereof and, therefore, Juniata shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity to which it may be entitled.

6. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of its obligations hereunder will not, constitute a violation of, conflict with, result in a default (or an event which, with notice or lapse of time or both, would result in a default) under, or result in the creation of any lien on any of such Shares under, (i) any contract, commitment or agreement, to which Shareholder is a party or by which Shareholder is bound, or (ii) any judgment, order or ruling applicable to Shareholder.

7. Shareholder has full power and authority to execute, deliver and perform this Agreement, to vote the Shares as required herein and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized, and no other actions on the part of Shareholder are required in order to consummate the transaction contemplated hereby. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms.

8. Shareholder understands that the shares of Juniata Common Stock into which his or her Shares may be converted will be issued in a transaction subject to the Securities Act of 1933, as amended (the “1933 Act”), and registered on a Registration Statement on Form S-4. Shareholder further understands that, should he or she become an affiliate of Juniata, within the meaning of SEC Rule 144, Shareholder may become subject to certain restrictions with respect to the sale, transfer or other disposition of any Juniata Common Stock received in connection with the transactions contemplated by the Agreement (the “Merger”).

Accordingly, the Shareholder acknowledges, agrees and undertakes that he or she will not, directly or indirectly, make any sale, transfer or other disposition of any of the Juniata Common Stock owned beneficially by him or her as a result of the Merger unless (i) such sale, transfer or other disposition is made pursuant to an effective registration or a valid exemption from registration under the 1933 Act, (ii) such sale, transfer or other disposition is made pursuant to the resale provisions contained in Rule 144, or (iii) in the opinion of counsel in form and substance reasonably satisfactory to Juniata or under a “no-action” letter obtained by Shareholder from the staff of the SEC, such sale, transfer or other disposition will not violate the registration requirements of, or is otherwise exempt from registration under, the 1933 Act. Shareholder agrees that a restrictive legend reflecting the foregoing may be imprinted on the face of the stock certificate(s) representing the Juniata Common Stock to be issued to him or her in connection with the Merger. Shareholder further understands and agrees that the transfer agent for Juniata will be instructed not to effect, or to record on the books of Juniata, any transfer of shares of Juniata Common Stock owned beneficially by Shareholder unless such person has satisfied the requirements of this Agreement.

9. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, and shall be binding upon the heirs, successors and assigns (as applicable) of the parties hereto.

10. Except as otherwise set forth herein, this Agreement will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

11. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Agreement.

12. It is understood and hereby agreed that this Agreement relates solely to the capacity of Shareholder as a shareholder or beneficial owner of the Shares and is not in any way intended to affect the exercise of Shareholder's responsibilities and fiduciary duties as a director or officer of FNBPA or any of its subsidiaries.

13. This Agreement shall terminate and shall have no further force or effect as of the earlier of the Expiration Date and the Effective Time of the Merger.

Very truly yours,

Printed Name:

Schedule 1

Name	Class of Shares	Number of Shares

Encumbrances

PLAN OF MERGER

FIRST NATIONAL BANK OF PORT ALLEGANY
WITH AND INTO THE JUNIATA VALLEY BANK

The following Plan of Merger is approved and adopted by the respective Boards of Directors of First National Bank of Port Allegany (“Port Allegany”), a national banking association and wholly-owned subsidiary of FNBPA Bancorp, Inc. (“FNBPA”), and The Juniata Valley Bank (“JVB”), a Pennsylvania-chartered bank and wholly-owned subsidiary of Juniata Valley Financial Corp. (“Juniata”). This Plan of Merger is subject to the effectiveness of the Agreement and Plan of Merger, dated June 26, 2015 (the “Merger Agreement”), between Juniata and FNBPA pursuant to which FNBPA shall merge with and into Juniata, with Juniata surviving, and is dated as of June 26, 2015.

ARTICLE I — MERGER

1.1 On the Effective Date (as defined in Section 7 hereof), Port Allegany shall merge with and into JVB pursuant to the applicable provisions of the Pennsylvania Banking Code of 1965, as amended (the “Banking Code”), and the National Bank Act, and subject to the approval of the Pennsylvania Department of Banking and Securities (the “PDB”) and the Federal Deposit Insurance Corporation (the “FDIC”) and the filing of all required notices with the Office of the Comptroller of the Currency (the “OCC”), whereupon the separate existence of Port Allegany shall cease, and JVB shall be the resulting bank (hereinafter sometimes referred to as the “Resulting Bank”).

ARTICLE II — REQUIRED APPROVALS

2.1 Board of Directors' Approval.  The Plan of Merger has been approved by a majority of the Board of Directors of Port Allegany and a majority of the Board of Directors of JVB.

2.2 Shareholder Approvals.  The Plan of Merger was approved and adopted by FNBPA, as the sole shareholder of Port Allegany, at a meeting of FNBPA duly called and held on June 23, 2015, and by Juniata, as the sole shareholder of JVB, by executing and delivering a Written Consent of Sole Shareholder, dated June 25, 2015.

ARTICLE III — NAME

3.1 The name of the Resulting Bank, which shall operate as a wholly owned subsidiary of Juniata, shall be “The Juniata Valley Bank”.

ARTICLE IV — ARTICLES OF INCORPORATION

4.1 The Articles of Incorporation of the Resulting Bank shall be the Articles of Incorporation of JVB as in effect immediately prior to the Effective Date.

ARTICLE V — BYLAWS

5.1 The Bylaws of the Resulting Bank shall be the Bylaws of JVB as in effect immediately prior to the Effective Date.

ARTICLE VI — DIRECTORS AND OFFICERS

6.1 Effective as of the Effective Date, the Board of Directors of JVB shall consist of the existing directors of JVB and the FNBPA Director (as defined in Section 2.4(a) of the Merger Agreement), each to hold office until his or her successor is elected and qualified in accordance with applicable law and the Articles of Incorporation and Bylaws of JVB. The officers of the Resulting Bank shall be the officers of JVB in office immediately prior to the Effective Date, and each such officer shall serve until such time as his or her successor is duly elected and has qualified.

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ARTICLE VII — EFFECTIVE DATE

7.1 The merger of Port Allegany with and into JVB shall become effective, and this Plan of Merger shall be consummated, on the date on which articles of merger executed by Port Allegany and JVB are endorsed by the Department and filed with the Pennsylvania Department of State, unless a later date is specified in such articles of merger (the “Effective Date”).

ARTICLE VIII — ASSUMPTION OF LIABILITIES

8.1 The effect of the Bank Merger shall be as set forth in Section 1606 of the Banking Code.

ARTICLE IX — CONVERSION OF SHARES AND CANCELLATION OF STOCK

9.1 Conversion of JVB Stock.  On the Effective Date, all of the then issued and outstanding shares of common stock, par value $1.00 per share, of JVB shall continue to be issued and outstanding and be owned by Juniata.

9.2 Cancellation of Port Allegany Common Stock.  On the Effective Date, all of the shares of common stock, par value $1.5625 per share, of Port Allegany which are issued and outstanding immediately prior thereto, shall, by virtue of the merger, be thereupon cancelled. No new shares of the capital stock of the Resulting Bank shall be issued or be deemed to have been issued in exchange for the cancelled shares of Port Allegany common stock, and such cancelled shares shall not be converted into any other shares or other securities of the Resulting Bank.

ARTICLE X — MISCELLANEOUS

10.1 Acknowledgement.  Each party to this Plan of Merger, by executing the same, acknowledges and affirms that its Board of Directors, has, by the affirmative vote of at least a majority of its members, approved this Agreement and the transactions contemplated hereby, authorized the execution of this Plan of Merger, empowered its undersigned officers to execute this Plan of Merger, and authorized the filing of this Plan of Merger with the PDB, the FDIC and the OCC, as may be necessary or desirable.

10.2 Counterparts, Modifications, Successors, Headings.

(a) This Plan of Merger may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

(b) Subject to applicable law, this Plan of Merger may be amended or modified by the parties; provided, however, that all such amendments and modifications must be in writing and signed by both parties.

(c) This Plan of Merger shall be binding upon and shall inure to the benefit of the parties and their respective successors, permitted assigns and legal representatives; provided, however, that neither party may assign any of its rights nor delegate its duties under this Plan of Merger without the prior written consent of the other party.

(d) Section headings are not to be considered part of this Plan of Merger, are solely for convenience of reference, and shall not affect the meaning or interpretation of this Plan of Merger or any of its provisions.

10.3 Governing Law.  This Plan of Merger and the legal obligations among the parties hereto shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (without taking into account provisions regarding choice of law), except to the extent that certain matters may be governed by federal law.

10.4 Termination.  This Plan of Merger shall terminate and forthwith become void automatically upon the termination of the Merger Agreement in accordance with its terms, unless earlier terminated with the signed written consent of both parties.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have caused this Plan of Merger to be duly executed, and their respective seals to be hereunto affixed, as of the day and year first above written.

FIRST NATIONAL BANK OF PORT
ALLEGANY

By:	/s/ R. Keith Fortner Name: R. Keith Fortner Title: Chairman, President and Chief Executive Officer

(BANK SEAL)

Attest:	/s/ Martin L. Moses Name: Martin L. Moses Title: Executive Vice President

THE JUNIATA VALLEY BANK

By:	/s/ Marcie A. Barber Name: Marcie A. Barber Title: President and Chief Executive Officer

(BANK SEAL)

Attest:	/s/ Danyelle M. Pannebaker Name: Danyelle M. Pannebaker Title: Assistant Secretary

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EMPLOYMENT AGREEMENT

This Employment Agreement, dated as of this 26th day of June, 2015, between The Juniata Valley Bank, a Pennsylvania chartered banking institution (“JVB”), and Joseph Lashway, an adult individual (the “Employee”).

BACKGROUND

On June 26, 2015, FNBPA Bancorp, Inc., a Pennsylvania corporation (“FNBPA”) and Juniata Valley Financial Corp., a Pennsylvania corporation (“Juniata”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), whereby Juniata will acquire FNBPA and, in connection therewith, FNBPA’s wholly-owned subsidiary, First National Bank of Port Allegany (“Port Allegany”), will be merged with and into JVB, which is the wholly-owned subsidiary of Juniata, with JVB surviving.

The Employee is currently employed as an executive by Port Allegany pursuant to an Employment Agreement, dated March 30, 2015 (the “Port Allegany Employment Agreement”). The Employee and JVB desire that the Employee be employed by JVB as an officer of JVB following the merger of Port Allegany and JVB.

AGREEMENT

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1.	Employment. Effective as of, and contingent upon, the effective date of the merger of JVB and Port Allegany (the “Effective Date”): (i) the Port Allegany Employment Agreement is null and void, and of no further force or effect, and the parties acknowledge that there will be no payments on account of a change of control or other termination of employment owed to Employee by Port Allegany or JVB in connection therewith; and (ii) JVB hereby employs Employee, and Employee hereby accepts employment with JVB, on the terms and conditions set forth in this Agreement. In the event the Merger Agreement is terminated prior to the Effective Date occurring, this Employment Agreement shall be null and void and of no force or effect.
2.	Duties of Employee. Employee shall serve as Senior Vice President of JVB, reporting to the President and Chief Executive Officer of JVB, and shall have such powers and duties as may from time to time be prescribed by the President and Chief Executive Officer of JVB, provided such powers and duties are consistent with the Employee's position. The Employee shall devote substantially all of his business time and attention to the performance of his duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would materially conflict or interfere with the performance of such duties, either directly or indirectly. The Employee will be permitted to act or serve as a director, trustee, or committee member of any type of civic or charitable organization as long as such activities do not materially interfere with the performance of the Employee's duties and responsibilities to JVB as provided hereunder.
3.	Term of Agreement.

(a) Employment Period.  This Agreement shall commence on the Effective Date and, if not previously terminated pursuant to the terms of this Agreement, continue for a period of two (2) years and six months (the “Employment Period”).

(b) Termination for Cause.  Notwithstanding the provisions of Section 3(a) of this Agreement, this Agreement may be terminated by JVB for Cause (as defined herein) upon written notice from the Board of Directors of JVB to Employee. As used in this Agreement, “Cause” shall mean any of the following:

(i) Employee's conviction of or plea of guilty or nolo contendere to a felony, a crime of falsehood or a crime involving moral turpitude, or the actual incarceration of Employee for a period of thirty (30) consecutive days or more;

(ii) Employee's failure to follow the lawful instructions of the President and Chief Executive Officer of JVB (which instructions must be consistent with the terms of this Agreement), after the Employee's receipt of written notice thereof, other than a failure resulting from Employee's incapacity because of physical or mental illness;

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(iii) A government regulatory agency recommends or orders in writing that JVB terminate the employment of the Employee or relieve Employee of his duties;

(iv) Employee's violation of any of the provisions of this Agreement;

(v) conduct on the part of the Employee bringing public discredit to JVB or Juniata;

(vi) Employee's breach of fiduciary duty involving personal profit; or

(vii) Employee's material violation of Bank policies and procedures.

If this Agreement is terminated for Cause, all of Employee's rights under this Agreement shall cease as of the effective date of such termination, except that:

(i) JVB shall pay to Employee the unpaid portion, if any, of his Annual Base Salary (as defined herein) through the date of termination; and

(ii) JVB shall provide to Employee such post-employment benefits, if any, as may be provided for under the terms of the employee benefit plans of JVB then in effect.

(c) Termination for Good Reason.  Notwithstanding the provisions of Section 3(a) of this Agreement, this Agreement shall terminate automatically upon Employee's termination of employment for Good Reason. The term “Good Reason” shall mean (i) a material reduction in salary or benefits, including any incentive compensation plan, except as generally applied to all similarly situated employees as a group (ii) a reassignment which assigns full-lime employment duties to Employee at a location more than fifty (50) miles from the location of his office on the Effective Date without the Employee’s consent, or (iii) any other material breach or default by JVB under any term or provision of this Agreement, including any reduction, in any material respect and without Employee's consent, of the authority, duties or other terms and conditions of Employee's employment hereunder; provided, further, that in all other instances provided in this Section 3(c) Employee has delivered written notice to JVB within thirty (30) days after the initial existence of any such condition that the condition constitutes Good Reason, and JVB fails to cure such situation within thirty (30) days after receipt of said notice.

If such termination occurs for Good Reason, then Bank shall pay Employee such benefits as are set forth in Section 5 of this Agreement.

(d) Death.  Notwithstanding the provisions of Section 3(a) of this Agreement, this Agreement shall terminate automatically upon Employee's death, and Employee's rights under this Agreement shall cease as of the date of such termination, except that (i) JVB shall pay to Employee's spouse, personal representative, or estate the unpaid portion, if any, of his Annual Base Salary through date of death and the balance of the payments (if any) owing pursuant to Section 16(b) below, and (ii) JVB shall provide to Employee's dependents any benefits due under JVB's employee benefit plans.

(e) Disability.  If the Employee becomes disabled because of sickness, physical or mental disability, or any other reason, JVB shall have the option to terminate this Agreement by giving thirty (30) days' written notice of termination to the Employee; provided, however, that Employee shall continue to be eligible for benefits under JVB's long term disability insurance plan. Employee shall be deemed to have become “disabled” at such time as he or she qualifies (after expiration of any applicable waiting period) to receive benefits for partial or total disability under JVB's employee long term disability insurance plan. If Employee's employment shall be terminated by reason of Employee's disability, JVB shall pay Employee his then current Annual Base Salary (less applicable taxes and withholdings) prorated through the date of termination, together with the amount of any unreimbursed business expenses as of the date of termination, and JVB shall have no further obligation to the Employee under this Agreement.

4.	Employment Period Compensation, Benefits and Expenses.

(a) Annual Base Salary.  For services performed by Employee under this Agreement, Bank shall pay Employee an annual base salary during the Employment Period at the rate of One Hundred Thousand and NO/100 Dollars ($100,000.00) per year, minus applicable withholdings and deductions, payable at the same times as salaries are payable to other employees of JVB (“Annual Base Salary”). Employee

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shall be given an annual performance evaluation in or around April of each year during the Employment Period, and Base Salary adjustments, if any, shall be reviewed and determined by the President and Chief Executive Officer at such time, and any and all such increases shall be deemed to constitute amendments to this Section 4(a) to reflect the increased amounts, effective as of the date established for such increases by the Board.

(b) Employee Annual Incentive Plan Award.  Subject to the eligibility and other terms of JVB’s Employee Annual Incentive Plan (the “Plan”), the employee shall be eligible for an award under the Plan as approved by the President and Chief Executive Officer and Personnel and Compensation Committee. The payment of the award will not reduce or otherwise affect any other obligation of JVB to the Employee provided for in this Agreement.

(c) Paid Time Off and Holidays.  During the term of this Agreement, the Employee shall be entitled to receive Paid Time Off (“PTO”) in accordance with the Bank’s Paid Time Off policy for Officers of the Bank, but not less than five (5) weeks in any given year. The Employee shall abide by all terms of the PTO policy including all stipulations and carryover. The Employee shall also be entitled to all paid holidays provided by JVB to its regular full-time employees.

(d) Employee Benefit Plans.  During the term of this Agreement, the Employee shall be eligible to participate in or receive benefits under all JVB employee benefit plans including, but not limited to, any pension plan, profit-sharing plan, savings plan, life insurance plan, medical/health insurance plan, disability insurance plan and other health and welfare benefits as made available by JVB to its full time employees generally, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements, and provided, further that such participation does not violate any state or federal law, rule or regulation.

(e) Business Expenses.  During the term of this Agreement, Employee shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by him, that are properly accounted for, in accordance with the policies and procedures established by the Board of Directors of JVB for its officers.

5.	Rights in Event of Termination of Employment.

(a) If Employee's employment is involuntarily terminated by JVB without Cause or is terminated by Employee for Good Reason pursuant to Section 3(c), then Bank shall pay (or cause to be paid) to Employee, upon Employee’s execution of the Release Agreement (defined below) and such Release Agreement becoming effective within 28 days following the termination date (i.e. Employee signs and does not revoke the Release Agreement), a lump sum cash payment equal to the sum of (1) the Annual Base Salary that would otherwise be due and payable to the Employee from the date of termination of his employment through the end of the Employment Period, (2) an amount equal to the highest cash bonus and other cash incentive compensation earned by him with respect to one of the two calendar years immediately preceding the year of termination. The amount shall be subject to federal, state and local tax withholdings. In addition, for a period of one (1) year from the date of termination of employment, Employee shall be permitted to continue participation in, and JVB shall maintain the same level of contribution for, Employee's participation in JVB's life, disability, medical/health insurance and other health and welfare benefits in effect with respect to Employee during the one (1) year prior to his termination of employment, or, if Bank cannot provide such benefits because Employee is no longer an employee, a dollar amount equal to the cost to JVB of obtaining such benefits. In addition, if permitted pursuant to the terms of the plan, Employee shall receive additional retirement benefits to which he would have been entitled had his employment continued through the then remaining term of the Agreement.

(b) Employee shall not be required to mitigate the amount of any payment provided for in this Section 5 by seeking other employment or otherwise, nor shall the amount of payment or the benefit provided for in this Section 5 be reduced by any compensation earned by Employee as the result of employment by another employer or by reason of Employee's receipt of or right to receive any retirement or other benefits after the date of termination of employment or otherwise.

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6.	Covenant Not to Compete.

(a) Employee hereby acknowledges and recognizes the highly competitive nature of the business of Bank and accordingly agrees that, during the Employment Period and for the applicable period set forth in Section 6(c) hereof, Employee shall not:

(i) enter into or be engaged (other than by JVB or an affiliate of JVB), directly or indirectly, either for his own account or as agent, consultant, employee, partner, officer, director, proprietor, investor (except as an investor owning less than 5% of the stock of a publicly owned company) or otherwise of any person, firm, corporation or enterprise engaged in (1) the banking or financial services industry, (2) starting a new bank or (3) any other activity in which JVB or any of its Affiliates, are engaged during the Employment Period, in either case within a forty (40) mile radius of the legal or principal executive office of Port Allegany as of the date of this Agreement and any branch banking or other office of Port Allegany as of the date of this Agreement (the “Non-Competition Area”); or

(ii) solicit, directly or indirectly, current or former customers of JVB or any of its Affiliates to divert their business from JVB or such Affiliate; or

(iii) solicit, directly or indirectly, any person who is employed by JVB or its Affiliates to leave their employment.

(b) It is expressly understood and agreed that, although the parties consider the restrictions contained in Section 6(a) hereof reasonable for the purpose of preserving for JVB and its Affiliates their good will and other proprietary rights, if a final judicial determination is made by a court having jurisdiction that the time or territory or any other restriction contained in this Section 6(a) hereof is an unreasonable or otherwise unenforceable restriction against Employee, the provisions of Section 6(a) hereof shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such other extent as such court may judicially determine or indicate to be reasonable.

(c) The provisions of this Section 6 shall be applicable commencing on the Effective Date of this Agreement and continuing for the lesser of: (i) twelve (12) months after the termination of Employee's employment for any reason (other than death); and (ii) the remaining term of this Agreement as of the termination of such employment (in the case of either (i) or (ii), the duration of such time period being referred to herein as the “Non-Compete Term”). Notwithstanding the above provisions, if the Employee violates the provisions of this Section 6 and JVB seeks enforcement of the provisions of Section 6 and is successful in enforcing the provisions, either pursuant to a settlement agreement, or pursuant to court order, the covenant not to compete will remain in effect for the duration of the Non-Compete Term following the date of the settlement agreement or court order.

(d) Employee hereby agrees that:

a.	the provisions of this Section 6 are fully assignable by JVB to any successor; and
b.	the terms and conditions of this Section 6 will not be affected by the circumstances surrounding his termination of employment.

(e) The Employee acknowledges and agrees that any breach of the restrictions set forth in this Section 6 will result in irreparable injury to JVB and its Affiliates for which there is no meaningful remedy at law, and JVB and its Affiliates shall be entitled to injunctive relief in order to enforce the provisions hereof on behalf of any such party, and may recover the reasonable attorney's fees and costs incurred in obtaining an injunction. In addition, JVB shall be entitled to pursue reimbursement from the Employee and/or the Employee's employer of costs reasonably incurred in securing a qualified replacement for any employee enticed away by Employee in violation of this Agreement. Further, JVB shall be entitled to set off against or obtain reimbursement from Employee of any payments owed or made to the Employee hereunder.

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7.	Non-Disparagement. Following the termination of the Employee's employment, the Employee shall not make any public statements which disparage JVB or its Affiliates. Notwithstanding the foregoing, nothing in this Section shall prohibit Employee from making truthful statements when required by order of a court or other governmental or regulatory body having jurisdiction.
8.	Unauthorized Disclosure. During the term of Employee's employment hereunder, or at any later time, the Employee shall not, without the written consent of the Board of Directors of JVB or a person authorized thereby (except as may be required pursuant to a subpoena or other legal process), knowingly disclose to any person, other than an employee of JVB or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the Employee of his duties as an officer of JVB, any material confidential information obtained by Employee while in the employ of JVB with respect to any of JVB's or its Affiliates’ services, products, improvements, formulas, designs or styles, processes, customers, methods of business or any business practices the disclosure of which could be or will be damaging to any such entities; provided, however, that confidential information shall not include any information known generally to the public (other than as a result of unauthorized disclosure by the Employee or any person with the assistance, consent or direction of the Employee) or any information of a type not otherwise considered confidential by persons engaged in the same business or any information that must be disclosed as required by law.
9.	Release Agreement. Notwithstanding any other provision of this Agreement, any severance or termination payments or benefits herein described are conditioned on the Employee's execution and delivery to JVB of an effective general release agreement in the form attached hereto as Exhibit A, as such form may be modified by JVB, in a manner consistent with the requirements of the Older Workers Benefit Protection Act and any applicable state law, and the expiration of the seven (7) day revocation period set forth in the Release Agreement. Notwithstanding any provision of this Agreement to the contrary, in no event shall the timing of the Employee's execution of the release, directly or indirectly, result in the Employee designating the calendar year of payment, and if a payment that is subject to execution of the release could be made in more than one taxable year, payment shall be made in the later taxable year.
10.	Preemptive Considerations. Notwithstanding anything to the contrary set forth herein:

(a) If the Employee is suspended and/or temporarily prohibited from participating in the conduct of JVB's affairs by a notice served under Section 8(e)(3) or (0(1) of the Federal Deposit Insurance Act (12 U.S.C. 1818(e)(3) and (g)(1)) or any amendments or supplements thereto, the obligations of Juniata and JVB under this Agreement shall be suspended as of the date of service unless stayed by appropriate proceedings. If the charges in the notice are dismissed, Juniata and JVB may in its discretion (i) pay the Employee all or part of the compensation withheld while this Agreement's obligations were suspended, and (ii) reinstate (in whole or in part) any of its obligations which were suspended.

(b) If the Employee is removed and/or permanently prohibited from participating in the conduct of JVB's affairs by an order issued under Section 8(e)(4) or (0(1) of the Federal Deposit Insurance Act (12 U.S.C. 1818(e)(4) or (g)(1)) or any amendments or supplements thereto, or equivalent provisions relating to a regulator with supervisory authority over Juniata or JVB, all obligations of JVB under this Agreement shall terminate as of the effective date of the order, but vested rights of the parties shall not be affected.

(c) If JVB is in default (as defined in Section 3(x)(1) of the Federal Deposit Insurance Act or equivalent provisions relating to a regulator with supervisory authority over JVB), all obligations under this Agreement shall terminate as of the date of default, but this Section 12(c) shall not affect any vested rights of the parties.

11.	Third Party Beneficiaries. JVB’s Affiliates shall be third party beneficiaries of this Agreement and shall be entitled to directly enforce those rights and obligations which benefit them using any remedies available directly to Bank hereunder, which shall include all remedies that would be available to JVB for breach of Sections 6, 7 and 8, as though a direct party hereto. The term “Affiliates” shall mean all companies that control, are controlled by or that are under common control with the entity in question.

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12.	Indemnification; Liability Insurance. JVB shall indemnify the Employee, to the fullest extent permitted by Pennsylvania law, with respect to any threatened, pending or contemplated action, suit or proceeding brought against Employee by reason of the fact that he or she is or was a director, officer, employee or agent of JVB or is or was serving at the written request of JVB as a director, officer, employee or agent of another person or entity. The Employee's right to indemnification provided herein is not exclusive of any other rights to which Employee may be entitled under any bylaw, agreement, vote of shareholders or otherwise, and shall continue beyond the term of this Agreement. JVB shall use its best efforts to obtain insurance coverage for the Employee under an insurance policy covering officers and directors of JVB and its Affiliates against lawsuits, arbitrations or other legal or regulatory proceedings; however, nothing herein shall be construed to require JVB to obtain such insurance if the Board of Directors of JVB determines that such coverage cannot be obtained at a reasonable price.
13.	Notices. Except as otherwise provided in this Agreement, any notice required or permitted to be given under this Agreement shall be deemed properly given if in writing and if mailed by registered or certified mail, postage prepaid with return receipt requested, to Employee's address, in the case of notices to Employee, and to the principal executive office of JVB.
14.	Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Employee and an executive officer specifically designated by the Board of Directors of JVB. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.
15.	Assignment. This Agreement shall not be assignable by any party, except by JVB to any successor in interest to its business.
16.	Entire Agreement. This Agreement and the Exhibits attached hereto contain the entire agreement of the parties relating to the subject matter of this Agreement and supersedes and replaces any prior written or oral agreements between them respecting the within subject matter.
17.	Successors; Binding Agreement.

(a) JVB will require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business and/or assets of JVB to expressly assume and agree to perform this Agreement in the same manner and to the same extent that JVB would be required to perform it if no such succession had taken place. As used in this Agreement, “JVB” shall mean JVB, as defined previously, and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

(b) This Agreement shall inure to the benefit of and be enforceable by Employee's personal or legal representatives, executors, administrators, heirs, distributees, devisees or legatees. If Employee should die: (i) after delivery of a notice of termination pursuant to Section 3(c); or (ii) following termination of Employee's employment without Cause, and any amounts would be payable to Employee under this Agreement if Employee had continued to live, all such amounts shall be paid in accordance with the terms of this Agreement to Employee's devisee, legatee, or other designee, or, if there is no such designee, to Employee's estate.

18.	Arbitration. JVB and Employee recognize that in the event a dispute should arise between them concerning the interpretation or implementation of this Agreement, lengthy and expensive litigation will not afford a practical resolution of the issues within a reasonable period of time. Consequently, with the exception of the covenant not to compete, non-disparagement and non-disclosure provisions in Sections 6, 7 and 8, respectively, which JVB may seek to enforce in any court of competent jurisdiction, each party agrees that all disputes, disagreements and questions of interpretation concerning this Agreement are to be submitted to resolution, in Juniata County, Pennsylvania, to the American Arbitration Association (the “Association”) in accordance with the Association's National Rules for the Resolution of Employment Disputes or other applicable rules then in effect (“Rules”). JVB or Employee may initiate an arbitration proceeding at any time by giving notice to the other in accordance with the

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Rules. JVB and Employee may, as a matter of right, mutually agree on the appointment of a particular arbitrator from the Association's pool. The arbitrator shall not be bound by the rules of evidence and procedure of the courts of the Commonwealth of Pennsylvania but shall be bound by the substantive law applicable to this Agreement. The decision of the arbitrator, absent fraud, duress, incompetence or gross and obvious error of act, shall be final and binding upon the parties and shall be enforceable in courts of proper jurisdiction. Following written notice of a request for arbitration, JVB and Employee shall be entitled to an injunction restraining all further proceedings in any pending or subsequently filed litigation concerning this Agreement, except as otherwise provided herein.
19.	Legal Expenses. JVB will pay to the Employee all reasonable legal fees and expenses when incurred by the Employee in seeking to obtain or enforce any right or benefit provided by this Agreement, provided Employee brings the action in good faith and is successful on the merits.
20.	Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.
21.	Applicable Law. This Agreement shall be governed by and construed in accordance with the domestic, internal laws of the Commonwealth of Pennsylvania, without regard to its conflicts of laws principles.
22.	Headings. The section headings of this Agreement are for convenience only and shall not control or affect the meaning or construction or limit the scope or intent of any of the provisions of this Agreement.
23.	409A Safe Harbor.

(a) General.  It is intended that this Agreement shall comply with the provisions of section 409A of the Code and the Department of the Treasury (the “Department”) Regulations relating thereto, or an exemption to section 409A of the Code. Any payments that qualify for the “short-term deferral” exception or another exception under section 409A of the Code shall be paid under the applicable exception. For purposes of the limitations on nonqualified deferred compensation under section 409A of the Code, each payment of compensation under this Agreement shall be treated as a separate payment of compensation for purposes of applying the section 409A of the Code deferral election rules and the exclusion under section 409A of the Code for certain short-term deferral amounts. All payments to be made upon a termination of employment under this Agreement may only be made upon a “separation from service” under section 409A of the Code. In no event may the Employee, directly or indirectly, designate the calendar year of any payment under this Agreement. Within the time period permitted by the applicable Department Regulations (or such later time as may be permitted under section 409A or any Internal Revenue Service or Department rules or other guidance issued thereunder), JVB may, in consultation with the Employee, modify the Agreement in order to cause the provisions of the Agreement to comply with the requirements of section 409A of the Code, so as to avoid the imposition of taxes and penalties on the Employee pursuant to section 409A of the Code.

(b) In-Kind Benefits and Reimbursements.  Notwithstanding anything to the contrary in this Agreement, all reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of section 409A of the Code including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during the Employee's lifetime (or during a shorter period of time specified in this Agreement); (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (iii) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred; and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(c) Delay of Payments.  Notwithstanding any other provision of this Agreement to the contrary, if the Employee is considered a “specified employee” for purposes of section 409A of the Code (as determined in accordance with the methodology established by JVB as in effect on the date of termination), (i) any payment that constitutes nonqualified deferred compensation within the meaning of section 409A of the Code that is otherwise due to the Employee under this Agreement during the

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six-month period following his separation from service (as determined in accordance with section 409A of the Code) shall be accumulated and paid to Employee on the first business day of the seventh month following his separation from service (the “Delayed Payment Date”) and (ii) in the event any equity compensation awards held by the Employee that vest upon termination of the Employee's employment constitute nonqualified deferred compensation within the meaning of section 409A of the Code, the delivery of shares of common stock (or cash) as applicable in settlement of such award shall be made on the earliest permissible payment date (including the Delayed Payment Date) or event under section 409A on which the shares (or cash) would otherwise be delivered or paid. The Employee shall be entitled to interest on any delayed cash payments from the date of termination to the Delayed Payment Date at a rate equal to the applicable federal short-term rate in effect under Code section 1274(d) for the month in which the Employee's separation from service occurs. If the Employee dies during the postponement period, the amounts and entitlements delayed on account of section 409A of the Code shall be paid to the person designated by the Employee in writing for this purpose, or in the absence of any such designation, to (1) his spouse if she survives him, or (ii) to his estate if his spouse does not survive him, on the first to occur of the Delayed Payment Date or 30 days after the date of the Employee's death. The foregoing shall apply only to those payments required hereunder, if any that do not qualify as short term deferrals or an exempt pay arrangement under section 409A.

24.	Recoupment Policy. The Employee agrees that the Employee will be subject to any compensation clawback or recoupment policies that may be applicable to Employee as an officer of JVB, as in effect from time to time and as approved by the Board of Directors or a duly authorized committee thereof, whether or not approved before or after the effective time of this Agreement.
25.	Survival. Notwithstanding anything contained herein to the contrary, Employee's obligations under Sections 6, 7, 8 and 23 shall continue despite the expiration of the term of this Agreement or its termination.

[signature page follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ATTEST:	The Juniata Valley Bank
By: Marcie A. Barber, President and Chief Executive Officer
WITNESS:	EMPLOYEE
By: Joseph Lashway

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EXHIBIT A

Separation Agreement and General Release

THIS SEPARATION AGREEMENT AND GENERAL RELEASE (this “Release Agreement”) is made by and between       (the “Employee”) and The Juniata Valley Bank, a Pennsylvania, state chartered banking association (“JVB”).

WHEREAS, the Employee and JVB entered into an Employment Agreement dated            , 2015 (the “Employment Agreement”) that sets forth the terms and conditions of the Employee's employment with JVB, including the circumstances under which the Employee is eligible to receive severance pay.

NOW, THEREFORE, the Employee and JVB, each intending to be legally bound, hereby agree as follows:

1.	Consideration. In consideration for a release of claims and other promises and covenants set forth herein, and provided Employee executes, returns, and does not revoke this Release Agreement, JVB agrees to pay the Employee such consideration as is specified in Section 5 of the Employment Agreement in accordance with the terms and conditions of the Employment Agreement.
2.	Employee's Release. The Employee on the Employee's own behalf and together with the Employee's heirs, assigns, executors, agents and representatives hereby generally releases and discharges JVB and its Affiliates and the respective predecessors, successors (by merger or otherwise) and assigns of any of the foregoing, together with each and every of the present, past and future officers, managers, directors, shareholders, members, general partners, limited partners, employees and agents of any of the foregoing, and the heirs and executors of any of the foregoing (herein collectively referred to as the “Releasees”) from any and all suits, causes of action, complaints, obligations, demands, common law or statutory claims of any kind, whether in law or in equity, direct or indirect, known or unknown (hereinafter “Claims”), which the Employee ever had or now has against the Releasees, or any one of them occurring up to and including the date of this Release Agreement. Notwithstanding anything herein to the contrary, the Employee's release is not and shall not be construed as a release of any future claim by the Employee against JVB or any Affiliate of JVB. This release specifically includes, but is not limited to:

(a) any and all Claims for wages and benefits including, without limitation, salary, stock options, stock, royalties, license fees, health and welfare benefits, severance pay, vacation pay, and bonuses; through Employee’s signature below, Employee acknowledges that he or she has received all compensation and wages owed to him by Releasees under the Fair Labor Standards Act, the Pennsylvania Minimum Wage Law, and the Pennsylvania Wage Payment & Collection Law;

(b) any and all Claims for wrongful discharge, breach of contract, whether express or implied, and Claims for breach of implied covenants of good faith and fair dealing;

(c) any and all Claims for alleged employment discrimination, harassment and retaliation on the basis of race, color, religion, sex, age, national origin, veteran status, disability and/or handicap or any other characteristic protected by law, in violation of any federal, state or local statute, ordinance, judicial precedent or Employee order, including but not limited to claims for discrimination under the following statutes: Title VII of the Civil Rights Act of 1964, 42 U.S.C. §2000e et seq.; the Civil Rights Act of 1866, 42 U.S.C. §1981; the Civil Rights Act of 1991; the Age Discrimination in Employment Act, as amended, 29 U.S.C. §621 et seq.; the Older Workers Benefit Protection Act 29 U.S.C. §§623, 626 and 630; the Rehabilitation Act of 1972, as amended, 29 U.S.C. §701 et seq.; the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.; the Family and Medical Leave Act of 1993, 29 U.S.C. §2601, et seq.; the Fair Labor Standards Act, as amended, 29 U.S.C. §201, et seq.; the Fair Credit Reporting Act, as amended, 15 U.S.C. §1681, et seq., and the Employee Retirement Income Security Act of 1974, as amended, 29 U.S.C. §1000, et seq. (“ERISA”), the Pennsylvania Human Relations Act (“PHRA”), or any comparable state statute or local ordinance;

(d) any and all Claims under any federal or state statute relating to employee benefits or pensions;

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(e) any and all Claims in tort, including but not limited to, any Claims for assault, battery, misrepresentation, defamation, interference with contract or prospective economic advantage, intentional or negligent infliction of emotional distress, duress, loss of consortium, invasion of privacy and negligence; and

(f) any and all Claims for attorneys' fees and costs.

3.	Time and Return and Disclosures. Employee understands and agrees that, in full compliance with the Older Workers Benefit Protection Act (OWBPA) of 1990:

(g) Employee enters into this Release Agreement freely and knowingly, and after due consideration, intending to waive, settle and release all waivable claims that Employee has or may have against Releasees up to the date of the execution of this Release Agreement, including claims under the Age Discrimination in Employment Act (ADEA).

(h) Employee has been advised to consult an attorney before signing this Release Agreement.

(i) Employee has been provided with the opportunity to consider this Release Agreement for twenty-one (21) days. Material and immaterial changes to this Release Agreement will not temporarily stop the twenty-one (21) day period for the Employee to consider this Release Agreement. Employee may voluntarily return this Release Agreement prior to twenty-one (21) days. By doing so, Employee acknowledges that he or she waives the entire 21 day review period and has executed the Release Agreement as of the date listed below freely and without coercion.

(j) Employee understands that he or she has seven (7) days after signing the Release Agreement to revoke the Release Agreement by delivering a written notice of revocation to            , by 5:00 p.m. Eastern Standard Time on the seventh day. In the event Employee revokes this Release Agreement, JVB shall not have any obligation to Employee under the Release Agreement. After this revocation period has expired, the Release Agreement will become effective, enforceable and irrevocable.

(k) Notwithstanding the Releases and Waivers above, nothing in this Release Agreement shall prohibit Employee from filing an administrative charge or complaint with, or participating in any investigation or proceeding conducted by the United States Equal Employment Opportunity Commission or a comparable state or local agency. Employee agrees to and does waive his right to recover monetary damages, reinstatement of employment, or any other relief sought against Releasees in any charge, complaint, or lawsuit filed by Employee or by anyone else on Employee’s behalf.

4.	Acknowledgment. The Employee understands that the release of Claims contained in this Release Agreement extends to all of the aforementioned Claims and potential Claims which arose on or before the date of this Agreement, whether now known or unknown, suspected or unsuspected, and that this constitutes an essential term of this Release Agreement. The Employee further understands and acknowledges the significance and consequences of this Release Agreement and of each specific release and waiver, and expressly consents that this Release Agreement shall be given full force and effect to each and all of its express terms and provisions, including those relating to unknown and uncompensated Claims, if any, as well as those relating to any other Claims specified herein.
5.	Remedies. All remedies at law or in equity shall be available to the Releasees for the enforcement of this Release Agreement. This Release Agreement may be pleaded as a full bar to the enforcement of any Claim that the Employee may assert against the Releasees. The non-prevailing party in any litigation shall pay for the prevailing party's costs and expenses of litigation including without limitation the prevailing parties’ attorney's fees.
6.	No Admission. Neither the offer nor the execution of this Release Agreement by JVB or any Affiliates, nor the terms hereof, constitutes an admission by JVB or any Affiliate of any liability to the Employee.

2

7.	Restrictive Covenants. Employee recognizes and acknowledges that the Employment Agreement contains restrictive covenants and certain obligations regarding non-competition and non-solicitation, and that these obligations and covenants contained in the Employment Agreement continue after the Effective Date of Employee’s separation from employment and this Release Agreement. Employee hereby agrees to abide by these restrictive covenants and obligations contained in the Employment Agreement.
8.	Entire Agreement. This Release Agreement contains the entire agreement of the parties with respect to the subject matter hereof, and shall be binding upon their respective heirs, executors, administrators, successors and assigns. In the event there is any inconsistency between the terms of this Release Agreement and the Employment Agreement, the terms of this Release Agreement shall control.
9.	Severability. If any term or provision of this Release Agreement shall be held to be invalid or unenforceable for any reason, then such term or provision shall be ineffective to the extent of such invalidity or unenforceability without invalidating the remaining terms or provisions hereof, and such term or provision shall be deemed modified to the extent necessary to make it enforceable. If Employee challenges the validity of, or attacks this Release Agreement in any court of competent jurisdiction, Employee unequivocally agrees to first return to JVB any and all monies or other consideration received by the Employee under the terms of this Release Agreement.
10.	Employee's Representation. The Employee represents and warrants that he or she has not filed nor assigned any claim that he or she purports to release hereunder and that he or she has the full power and authority to enter into this Agreement and bind each of the persons and entities that the Employee purports to bind. The Employee further represents and warrants that he or she is bound by, and agrees to remain bound by, the Employee's post-employment obligations set forth in the Employment Agreement.
11.	Amendments. Neither this Release Agreement nor any term hereof may be changed, waived, discharged, or terminated, except by a written agreement signed by the parties hereto.
12.	Governing Authority. This Release Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the principles of conflicts of laws of any jurisdiction. The Employee agrees that JVB and its Affiliates shall have the right to commence and maintain an action hereunder in the state and federal courts appropriate for the location at which JVB maintains its corporate offices, and the Employee hereby submits to the jurisdiction and venue of such courts.
13.	Fees and Costs. The parties shall bear their own attorneys' fees and costs in reviewing this Release Agreement.
14.	Counterparts. This Release Agreement may be executed in counterparts.
15.	Legally Binding. The terms of this Release Agreement contained herein are contractual, and not a mere recital.

[signature page follows]

3

IN WITNESS WHEREOF, the Employee, acknowledging that he or she is acting of his own free will after having had the opportunity to seek the advice of counsel and a reasonable period of time to consider the terms of this Release Agreement, and intending to waive, settle and release all waivable claims that Employee has or may have against Releasees up to the date of the execution of this Release Agreement, including claims under the Age Discrimination in Employment Act (ADEA), and JVB have caused the execution of this Agreement as of this day and year written below.

Employee	WITNESS
By:	By:
Name:	Name:
Date:	Date:
The Juniata Valley Bank
By:
Name:
Title:
Date:

4

ANNEX B

FAIRNESS OPINION OF
BOENNING & SCATTERGOOD, INC.

June 23, 2015

Board of Directors
FNBPA Bancorp, Inc.
64 Main St.
PO Box 99
Port Allegany, PA 16743

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock (the “Company Common Stock”), of FNBPA Bancorp, Inc. (“FNB”) of the Merger Consideration (as defined below) to be received by such holders in the proposed merger (the “Proposed Merger”) by and between FNB and Juniata Valley Financial Corp. (“JUVF”) as set forth in the Draft Agreement and Plan of Merger, dated June 22, 2015 (the “Merger Agreement”). As detailed in the Merger Agreement, FNB will merge with and into JUVF, and each share of Company Common Stock other than shares of Company Common Stock held, directly or indirectly, by FNB or JUVF with respect to a debt previously contracted will be converted, at the election of the holder thereof, into the right to receive $50.34 in cash, 2.7813 shares of common stock of JUVF, or a combination of the aforementioned (the “Merger Consideration”).

Boenning & Scattergood, Inc., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, JUVF and FNB or their respective affiliates. In the ordinary course of business, we may also actively trade the securities of JUVF and FNB for our own account and for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

We are acting as FNB’s financial advisor in connection with the Proposed Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Proposed Merger. We will also receive a fee for rendering this opinion. Our fee for rendering this opinion is not contingent upon any conclusion that we may reach or upon completion of the Proposed Merger. FNB has also agreed to indemnify us against certain liabilities that may arise out of our engagement.

In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performances, current financial positions and general prospects of JUVF and FNB and reviewed certain internal financial analyses and forecasts prepared by the management of JUVF and FNB, (ii) reviewed a draft of the Merger Agreement, (iii) reviewed and analyzed the stock market performance of JUVF, (iv) studied and analyzed the consolidated financial and operating data of JUVF and FNB, (v) reviewed the pro forma financial impact of the Proposed Merger on JUVF, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by senior management of JUVF and FNB, (vi) considered the financial terms of the Proposed Merger between JUVF and FNB as compared with the financial terms of comparable bank and bank holding company mergers and acquisitions, (vii) met and/or communicated with certain members of JUVF’s and FNB’s senior management to discuss their respective operations, historical financial statements and future prospects, and (viii) conducted such other financial analyses, studies and investigations as we deemed appropriate.

Our opinion is given in reliance on information and representations made or given by JUVF and FNB, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by JUVF and FNB including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning JUVF and FNB nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. We have assumed that all forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates and good faith judgments of the management of JUVF and FNB as to their most likely future financial performance. We express no opinion as to any financial projections or the assumptions on which they are based. We have not conducted any valuation or appraisal of any assets or liabilities of JUVF or FNB, nor have any such valuations or appraisals been provided to us. Additionally, we assume that the Proposed Merger is, in all respects, lawful under applicable law.

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and financial and other information relating to the general prospects of JUVF and FNB, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and good faith judgment of the management of JUVF and FNB as to their most likely future performance. We have further relied on the assurances of management of JUVF and FNB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that the allowance for loan losses indicated on the balance sheets of JUVF and FNB is adequate to cover such losses; we have not reviewed loans or credit files of JUVF and FNB. We have assumed that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements are not waived. We have assumed that the Proposed Merger will qualify as a tax-free reorganization for federal income tax purposes. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the consummation of the Proposed Merger no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the Proposed Merger, including the cost savings and related expenses expected to result from the Proposed Merger.

Our opinion is based upon information provided to us by the management of JUVF and FNB, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and accordingly, it speaks to no other period. We have not undertaken to reaffirm or revise this opinion or otherwise comment on events occurring after the date hereof and do not have an obligation to update, revise or reaffirm our opinion. Our opinion does not address the relative merits of the Merger and the other business strategies that FNB’s Board of Directors has considered or may be considering, nor does it address the underlying business decision of FNB’s Board of Directors to proceed with the Merger. We are expressing no opinion as to the value of the shares of JUVF common stock when issued to holders of Company Common Stock pursuant to the Merger Agreement or the prices at which the JUVF shares may trade at any time. Our opinion is for the information of FNB’s Board of Directors in connection with its evaluation of the Proposed Merger and does not constitute a recommendation to the Board of Directors of FNB in connection with the Proposed Merger or a recommendation to any shareholder of FNB as to how such shareholder should vote or act with respect to the Proposed Merger. This opinion should not be construed as creating any fiduciary duty on Boenning & Scattergood, Inc.’s part to any party or person.

Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purpose, without our prior written consent, except that, if required by applicable law, this opinion may be referenced and included in its entirety in the proxy statement of FNB and/or any filing made by FNB or JUVF in respect to the Proposed Merger with the Securities and Exchange Commission; provided, however, any description of or reference to our opinion or to Boenning & Scattergood, Inc. be in a form reasonably acceptable to us and our counsel. We shall have no responsibility for the form or content of any such disclosure, other than the opinion itself.

Except for an engagement in 2014 involving a review of FNB’s strategic alternatives for a fee of $21,500, Boenning & Scattergood, Inc. has not had any material relationship with JUVF or FNB during the past two years in which compensation was received or was intended to be received as a result of the relationship between Boenning & Scattergood, Inc. and JUVF or FNB. Boenning & Scattergood, Inc. may provide investment banking services to JUVF in the future, although as of the date of this opinion, there is no agreement to do so.

This opinion has been approved by Boenning & Scattergood, Inc.’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Proposed Merger by the officers, directors, or employees of any party to the Merger Agreement, or any class of such persons, relative to the compensation to be received by the holders of Company Common Stock in the Proposed Merger.

Based on, and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be offered to the holders of Company Common Stock pursuant to the Merger Agreement, is fair, from a financial point of view, to such holders.

Sincerely,

Boenning & Scattergood, Inc.

ANNEX C

FAIRNESS OPINION OF
AMBASSADOR FINANCIAL GROUP, INC.

June 25, 2015

Board of Directors
Juniata Valley Financial Corp.
218 Bridge Street
Mifflintown, Pennsylvania 17059

Dear Members of the Board,

This letter sets forth Ambassador Financial Group, Inc.’s (“Ambassador”) Opinion as to the fairness from a financial point of view to the shareholders of Juniata Valley Financial Corp. (“Juniata Valley”) of Mifflintown, Pennsylvania, of Juniata Valley’s acquisition of all of the outstanding common stock of FNBPA Bancorp Inc. (“FNBPA”) of Port Allegany, Pennsylvania, for cash up to $3.2 million, which is $50.34 per share, or stock with an exchange ratio of 2.7813 shares of Juniata Valley common stock for each share of FNBPA’s common stock. Assuming Juniata Valley common stock is valued at $18.10 per share, the transaction has a value of $13.2 million.

In opining as to the fairness of Juniata Valley’s offer, it had to be determined if Juniata Valley’s common stock to be exchanged for FNBPA’s common stock is fairly valued. Fair value is defined as the price at which the shares of Juniata Valley’s common stock would change hands between a willing seller and a willing buyer with each having a reasonable knowledge of the relevant facts.

In determining a fair value of Juniata Valley’s common stock, the primary emphasis was on the pricing of comparable banks. Adjustments were then considered relative to the differences between Juniata Valley and the comparable transactions. Other analyses, including a discounted dividends analysis, and contribution analysis were used as appropriate.

In determining the fair value of FNBPA’s common stock, the primary emphasis was on a comparable transaction analysis. Adjustments were then considered relative to the differences between FNBPA and the comparable transactions. Other analyses, including and discounted dividends analysis, were used as appropriate.

Additionally, in rendering our Opinion, we:

•	Reviewed and analyzed the Agreement and Plan of Merger.
•	Reviewed Juniata Valley’s audited consolidated balance sheets as of December 31, 2014 and 2013 and related audited consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years ending December 31, 2014 and 2013.
•	Reviewed FNBPA’s audited consolidated balance sheets as of December 31, 2014 and 2013 and related audited consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years ending December 31, 2014 and 2013.
•	Reviewed Juniata Valley’s Annual Reports on form 10-K for the year ended December 31, 2014.
•	Reviewed FNBPA’s and Juniata Valley’s (consolidated) unaudited balance sheets as of March 31, 2015 and income statements for the three months ended March 31, 2015.
•	Reviewed First National Bank of Port Allegany and Juniata Valley Bank’s quarterly call reports for March 31, 2015, December 31, 2014, September 30, 2014, June 30, 2014 and March 31, 2014.
•	Reviewed and analyzed other publicly available information regarding FNBPA and Juniata Valley.
•	Reviewed certain non-public information regarding Juniata Valley and FNBPA.

•	Reviewed with senior management of Juniata Valley, the pro forma financial impact of the merger on Juniata Valley, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies.
•	Reviewed recently reported stock prices and trading activity of FNBPA’s and Juniata Valley’s common stock.
•	Discussed past and current operations, financial condition and future prospects of each company with senior executives of Juniata Valley and FNBPA.
•	Reviewed and analyzed certain publicly available financial, transaction and stock market data of banking companies that we selected as relevant to our analysis.
•	Conducted other analyses and reviewed other information we considered necessary or appropriate.
•	Incorporated our assessment of the overall economic environment and market conditions, as well as our experience in mergers and acquisitions, bank stock valuations and other transactions.

In rendering our Opinion, we also relied upon and assumed, without independent verification, the accuracy, reasonableness and completeness of the information, projections and forecasts provided by Juniata Valley and FNBPA (“Materials Received”). In particular, we relied upon the results and findings from Juniata Valley’s review of FNBPA’s loan portfolio and pension plan; and discussions of the results and projections with executive management of Juniata Valley.

Ambassador does not assume any responsibility for the accuracy, reasonableness and completeness of the Materials Received nor the publicly available information used in our analysis. All of the data is believed to be reliable, but the completeness and the accuracy of such information cannot be guaranteed, and Ambassador did not independently verify the information.

This Opinion is based on conditions as they existed and the information we received, as of the date of this Opinion. Ambassador does not have any obligation to update, revise or reaffirm this Opinion. Ambassador did not attribute any particular weight to any analysis or factor, and we believe that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete view of the underlying process and conclusions. Any analysis such as those undertaken are subject to uncertainties and contingencies, all of which are difficult to predict and are beyond the control of Ambassador.

Ambassador expressed no opinion with respect to the amount or nature of any compensation to officers, directors, or employees of any party to the merger, or any class of such persons relative to the consideration paid in the merger or with respect to the fairness of such compensation. Ambassador expressed no opinion as to the price at which Juniata Valley common stock or FNBPA common stock might trade in the future.

Ambassador’s fairness committee approved the issuance of this Fairness Opinion Letter.

Ambassador acted as Juniata Valley’s financial advisor in this transaction; has received a portion of its fee for its engagement; will receive a portion of its fee upon the execution of a definitive agreement and the filing of a registration statement; and the remainder of its fee contingent upon the closing of the transaction. Ambassador will not receive any other significant payment or compensation contingent upon the successful completion of the transaction.

During the past two years, other than for this engagement, Ambassador has received compensation from Juniata Valley for consulting services. In the future, Ambassador expects to continue to seek to provide consulting services and investment banking services.

During the past two years, Ambassador has not received any compensation from FNBPA.

Based on the foregoing, our experience, and other factors we deemed relevant, it is our opinion that as of the date hereof that Juniata Valley’s acquisition of all of the outstanding common stock of FNBPA, in exchange for Juniata Valley’s common stock, which is fairly valued, and cash, is fair to the shareholders of Juniata Valley from a financial point of view.

Respectfully submitted,

/s/ Ambassador Financial Group, Inc.

Ambassador Financial Group, Inc.

ANNEX D

DISSENTERS’ RIGHTS STATUTE

§1571. Application and effect of subchapter

(a) General rule. — Except as otherwise provided in subsection (b), any shareholder (as defined in section 1572 (relating to definitions)) of a business corporation shall have the rights and remedies provided in this subchapter in connection with a transaction under this title only where this title expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

Section 329(c) (relating to special treatment of interest holders).

Section 333 (relating to approval of merger).

Section 343 (relating to approval of interest exchange).

Section 353 (relating to approval of conversion).

Section 363 (relating to approval of division).

Section 1906(c) (relating to dissenters rights upon special treatment).

Section 1932(c) (relating to dissenters rights in asset transfers).

Section 2104(b) (relating to procedure).

Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

Section 2325(b) (relating to minimum vote requirement).

Section 2704(c) (relating to dissenters rights upon election).

Section 2705(d) (relating to dissenters rights upon renewal of election).

Section 2904(b) (relating to procedure).

Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

Section 7104(b)(3) (relating to procedure).

(b) Exceptions. —

(1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 333, 343, 353, 363 or 1932(c) is to be voted on or on the date of the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i) listed on a national securities exchange registered under section 6 of the Exchange Act; 1 or

(ii) held beneficially or of record by more than 2,000 persons.

(2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

(i) (Repealed).

(ii) Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii) Shares entitled to dissenters rights under section 329(d) or 1906(c) (relating to dissenters rights upon special treatment).

(3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c) Grant of optional dissenters rights. — The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights. See section 317 (relating to contractual dissenters rights in entity transactions).

(d) Notice of dissenters rights. — Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2) a copy of this subchapter.

(e) Other statutes. — The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f) Certain provisions of articles ineffective. — This subchapter may not be relaxed by any provision of the articles.

(g) Computation of beneficial ownership. — For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common or in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h) Cross references. — See:

Section 315 (relating to nature of transactions).

Section 1105 (relating to restriction on equitable relief).

Section 1763(c) (relating to determination of shareholders of record).

Section 2512 (relating to dissenters rights procedure).

§1572. Definitions

The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

“Corporation.”  The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purposes of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

“Dissenter.”  A shareholder who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

“Fair value.”  The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

“Interest.”  Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

“Shareholder.”  A shareholder as defined in section 1103 (relating to definitions) or an ultimate beneficial owner of shares, including, without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.

§1573. Record and beneficial holders and owners

(a) Record holders of shares. — A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(b) Beneficial owners of shares. — A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

§1574. Notice of intention to dissent

If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

§1575. Notice to demand payment

(a) General rule. — If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall deliver a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is approved by the shareholders by less than unanimous consent without a meeting or is taken without the need for approval by the shareholders, the corporation shall deliver to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4) Be accompanied by a copy of this subchapter.

(b) Time for receipt of demand for payment. — The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the delivery of the notice.

§1576. Failure to comply with notice to demand payment, etc.

(a) Effect of failure of shareholder to act. — A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b) Restriction on uncertificated shares. — If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c) Rights retained by shareholder. — The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

§1577. Release of restrictions or payment for shares

(a) Failure to effectuate corporate action. — Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b) Renewal of notice to demand payment. — When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

(c) Payment of fair value of shares. — Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2) A statement of the corporation’s estimate of the fair value of the shares.

(3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

(d) Failure to make payment. — If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

§1578. Estimate by dissenter of fair value of shares

(a) General rule. — If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b) Effect of failure to file estimate. — Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

§1579. Valuation proceedings generally

(a) General rule. — Within 60 days after the latest of:

(1) effectuation of the proposed corporate action;

(2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

(3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b) Mandatory joinder of dissenters. — All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 C.S.A. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

(c) Jurisdiction of the court. — The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d) Measure of recovery. — Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e) Effect of corporation’s failure to file application. — If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

§1580. Costs and expenses of valuation proceedings

(a) General rule. — The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b) Assessment of counsel fees and expert fees where lack of good faith appears. — Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c) Award of fees for benefits to other dissenters. — If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

ANNEX E

Juniata’s Amended and Restated Section 11(D)

D. Any of the following which are not a Business Combination subject to the provisions of subparagraph B or subparagraph C of this Article 11 shall require the affirmative vote of the holders of at least seventy-five percent (75%) of the votes which all Shareholders are entitled to cast on the matter:

(1)	Any merger or consolidation in which the Corporation is not the surviving entity; or
(2)	Any merger or consolidation of a Subsidiary in which the Subsidiary is not the surviving entity or where (i) the resulting, surviving or continuing corporation, as the case may be, would not be a Subsidiary or (ii) the total number of shares of the Corporation issued or delivered in connection with such transaction, plus those initially issuable upon conversion of any other shares, securities or obligation to be issued in connection with such transaction, exceed fifteen percent (15%) of the shares of Common Stock of the Corporation outstanding immediately prior to the date on which such transaction is consummated; or
(3)	Any sale, lease, exchange, mortgage, transfer or other disposition of all or substantially all of the assets of the Corporation; or
(4)	Any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of a Subsidiary whose total assets exceed twenty percent (20%) of the total assets of the Corporation as reflected on the most recent consolidated balance sheet of the Corporation; or
(5)	Any sale of all or substantially all of the stock in a subsidiary whose total assets exceed twenty percent (20%) of the total assets of the Corporation as reflected on the most recent consolidated balance sheet of the Corporation.

Provided, however, that with respect to: (i) any transaction not described in Article 11, Sections 11(D)(1) through (5); or (ii) any transaction that is described in Article 11, Section 11(D)(1) through (5) that is approved by at least 75% of the members of the Board of Directors; or (iii) any transaction that involves the Corporation or a Subsidiary and is not a Business Combination, such transaction shall require only such shareholder approval, if any, as may be required pursuant to the Business Corporation Law of Pennsylvania as in effect from time to time.

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